
Our heart is in Israel
Israel's 60th anniversary

Bank Hapoalim
Annual Report 2008

bank hapoalim

This report does not constitute a Periodic Report in accordance with the Securities Regulations (Periodic and Immediate Reports), 5730-1970.

082-34955

Bank Hapoalim
Annual Report 2008

Our heart is in Israel
Israel's 60th anniversary

The Bank Hapoalim Group Major Subsidiaries & Affiliates

Commercial Banks

Bank Hapoalim B.M.
Bank Yahav for Government Employees Ltd.(1)
Bank Massad Ltd.(2)
Bank Hapoalim (Switzerland) Ltd.
Bank Hapoalim (Luxembourg) S.A.
Hapoalim (Latin America) S.A.
Bank Hapoalim (Cayman) Ltd.
Bank Pozitif Kredi Ve Kalkinma Bankasi a.s.
JSC Bank Pozitiv Kazakhstan(3)
BHI Jersey Ltd.

Investment House

Poalim Capital Markets - Investment House Ltd.

Trust Companies

Poalim Trust Services Ltd.

Underwriting Companies

Poalim I.B.I. Managing & Underwriting Ltd.

Portfolio Management

Peilim-Portfolio Management Company Ltd.
Hapoalim Securities USA, Inc.

Asset Management

Poalim Asset Management (UK) Ltd.
Poalim Asset Management (Ireland) Ltd.
Poalim Sahar Ltd.

Financial Companies

Isracard Ltd.
Europay (Eurocard) Israel Ltd.
Poalim Express Ltd.

Non-Financial Companies

Clal Insurance Enterprises Holdings Ltd.
Delek Real Estate Ltd.

(1) The Bank sold its holdings in this bank on July 10, 2008.
(2) The Bank sold its holdings in this bank on May 14, 2008.
(3) 100% owned by Bank Pozitif

Group Profile

Bank Hapoalim is Israel's leading financial group and largest bank. The Bank has a significant presence in global financial markets, in developed and developing economies. Its overseas branches, subsidiaries and representative offices serve primarily as wealth management hubs and trade enablers.

In Israel, the Bank Hapoalim Group has over 260 full-service branches, most of which have Private Banking Desks; eight regional business centers, and industry desks for major corporate customers.

The full service branches focus on households, professionals, small businesses and mortgage banking. Following regulatory changes, the branches will soon begin offering pension advisory services.

Bank Hapoalim is in the process of strengthening its Israeli domestic presence, through "express" branches in high-traffic areas for the retail market; mid-market targeted business service branches, and a significant increase in the number of mortgage desks. In addition, it is opening up "boutique" branches in affluent neighborhoods. Together with the growth of direct banking interaction through the web, automated self-service machines and call centers, the Bank also promotes interpersonal contact, and the potential it offers for cross-selling, relationship-building and customer loyalty.

Overseas, Bank Hapoalim operates through branches, subsidiaries and representative offices, in North and Latin America, Europe, East Asia, Turkey and Australia.

In Israel, the Bank Hapoalim Group includes financial companies involved in investment banking, credit cards, trust services and portfolio management. The Group also has holdings in non-banking sectors.

Over the decades, Bank Hapoalim has created and strengthened a corporate service culture that balances personal service with technological functionality. It is a frontrunner in Israeli banking in introducing new products and services. The Bank is committed to an active, leading role in the community and contributes generously through educational, social and cultural projects.

Consolidated Financial Highlights

	2008	2007	**2008**	2007
	(NIS Millions)		(US$ Millions)*	
Total Assets	306,847	302,991	80,707	79,692
Net Profit (Loss)	(895)	2,679	(235)	705
Credit to the public	222,100	204,725	58,417	53,847
Deposits from the public	226,953	231,750	59,694	60,955
Shareholders' equity	18,795	18,778	4,943	4,939

* US dollar figures have been converted at the representative exchange rate prevailing on December 31, 2008, NIS 3.802 = US$1.00.

Letter from the Chairman of the Board and the CEO

Dear Stakeholders,

This is a period of escalating global economic challenges. As an active member of the global financial community, similar to many other financial institutions worldwide, Bank Hapoalim has not been immune to deteriorating market conditions. As a result, financial performance for 2008 and our publicly reported targets for 2009 have been below the high standards we usually set for ourselves.

We are responding actively by undertaking ambitious actions to create a leaner, more efficient banking group. These measures will, we believe, well position us to better withstand the market turmoil. Simultaneously, we can draw on vision and resources to take advantage of opportunities, as the economic environment improves enabling us to deliver the results that you justifiably expect.

May we emphasize, in particular, our solid banking foundations, diverse business lines and sources of funding, disciplined yet decisive responses and the mitigating measures we have employed. Together, these assets and activities provide the necessary base for generating a positive return on equity in 2009, as well as drivers for long-term growth.

The coming year will not be an easy one. During the upcoming period, we will assess risks and rewards, and further reinforce the resilience of Bank Hapoalim. In particular, we are strengthening the bank's capital base, taking important steps to prepare for the inevitable slowdown in the Israeli economy, and making necessary adaptations to our international expansion strategy in light of the extreme changes that are taking place in global markets. At the same time, we continue to take steps in order to strengthen Bank Hapoalim's leadership position in the Israeli market, and strive to take advantage of new opportunities as they materialize.

May it further be noted we are proud that, in 2009, despite the challenging business environment, the Bank will maintain similar levels of activity and contributions in the areas of sustainability and corporate social responsibility.

Background

Three major factors had an adverse impact on the Bank's performance in 2008. First, our investments in the asset-backed securities market were subject to the meltdown that ricocheted throughout global financial markets. After extensive analysis, we sold our entire US MBS (Mortgage Based Securities) portfolio at the end of May, recording a loss of $879 million ($550 million, net), as previously reported. The continuing decline of price levels of such assets in the US proves just how sensible the decision to sell the portfolio was, despite the obvious difficulty in recording such a loss.
The continuing global financial crisis and the deterioration of a number of leading financial institutions have also damaged the Bank's operating

results. We had to write down losses related to our exposure to certain institutions, however, these write-offs did not impact the Bank's resilience.

Secondly, Israeli business has not been exempt from global economic developments. We serve as the primary banker to many of the largest corporations in Israel, and therefore our corporate portfolio is naturally affected by the uncertainty and constraints experienced by these business companies.

Finally, the sharp decline in interest rates around the world, and in Israel, have put pressure on financial margins and on income, and have also resulted in substantial accounting (but not economic) losses due to differences in accounting methods which have to be applied to derivatives versus loans.

Responsible Risk Management

As part of our actions in light of the crisis, we have conducted a comprehensive analysis of our risk management capabilities. Responding swiftly to the findings, we are adopting best practice standards in risk and capital management by integrating improved procedures, systems and models, while reinforcing professional staff in this area. The first stage of this effort is compliance with Pillar I of the Basel II Accord by the end of 2009.

Furthermore, we have taken action to strengthen our capital base and continue to work towards reaching a 12 percent capital adequacy ratio by the end of 2009, in line with our commitments.

Efficiency Measures and Operational Improvements

Bank Hapoalim's Board of Directors, CEO, Members of the Board of Management and additional members of senior management decided to cut back their salaries between 5-10 percent, recognizing the need to set an example for the organization and share in the efficiency-related sacrifices that are necessary in this challenging environment. Furthermore, we are discussing with the Bank's Union a series of efficiency steps, geared towards reaching significant savings in the Bank's compensation-related expenses, without having to lay off employees.

We are accelerating our efforts to increase efficiency and adapt to the new reality by implementing a number of initiatives within our retail network and our head office units.

Our new central back office facility – the first of its kind in Israel – began operations this year and will eventually grow to some 1,000 employees. These employees are



Dan Dankner
Chairman of the Board of Directors



Zvi Ziv
President and Chief Executive Officer

being recruited from among the Bank's existing personnel, both from branches and from head office units, where we have recently executed efficiency measures and trimmed down staffing levels.

The new back office will be the operational backbone of our retail activities. Efficiency considerations are also driving non-personnel changes, e.g., the establishment of a corporate procurement center is expected to lead to considerable savings, as are changes we are introducing to our logistical operations, as well as additional efficiency and cost cutting measures regarding various non-personnel expenses.

We are closely examining our IT infrastructure as well, and are strategically reviewing our IT operations with the help of one of the world's leading IT consultancies. We are now in the process of implementing their recommendations, which should enable us to better realize our IT resources' potential, while achieving significant cost reductions.

Business Development Initiatives

Alongside our efficiency measures, the Bank continues its business development momentum, in order to take advantage of opportunities and to keep building its platform for future growth. However, it is important to note that the pace of the development and deployment of the various initiatives is being adapted to the changing economic reality of Israeli markets.

Our new "Poalim Express" branches, which are highly innovative in the Israeli banking scene, are designed to be "in and out" facilities, providing customers with a breakthrough retail banking experience - quick, efficient and simple.

In addition, we have initiated a plan for establishing business branches aimed at complementing the services provided to the Bank's commercial and corporate customers by our regional business centers. These branches will improve the accessibility of these customers to essential banking services, focusing on our mid-sized commercial clientele.

Our plans for offering a new approach to financial management for the retail customers are being pursued vigorously, and we will elaborate on them in our forthcoming reports to you. They will create different perspectives for our customers, empowering them for fiscal responsibility and prudent decision-making. Our recently approved pension advisory license will enable us in the future to offer our customers objective advisory services

– financial and pension-related – to help them fully plan for their financial needs, both in the short term and in the medium to long term.

Global Developments
Bank Hapoalim has chosen international expansion to be one of the pillars of its strategic development plans. We continue to be confident, that in the long term, this strategy is right for the bank. However, we are making necessary adaptations to our global expansion plans in light of the worldwide financial crisis. Due to the severe crisis in Eastern Europe, and also due to regulatory limitations imposed on us by the Bank of Israel, we have suspended for now our planned acquisitions in this area. However, we continue to examine opportunities to expand in other regions as they arise.

Currently, our international activity is mainly concentrated around our Global Private Banking services. To enable this activity, the Bank has in place a world-class team of professionals, serving its customers through a wide network of branches, subsidiaries and representative offices around the globe. The opening of our Family Office by our Swiss subsidiary further strengthens the breadth our offerings.

Preparing for the Future
The economies of the world are inter-linked as never before, a fact which has heightened the impact of the current financial crisis to levels not seen for several decades. We must look forward with caution, measure our steps and continuously re-evaluate our decisions.

Our employees' determination, our customers' trust and our shareholders' confidence in our ability to create value, all enable us to safely steer these stormy waters, in light of our responsibility as Israel's leading bank.

We appreciate the trust and confidence you place in us.

Sincerely,



Dan Dankner
Chairman of the Board of Directors



Zvi Ziv
President and Chief Executive Officer

Board of Management

Zvi Ziv
President and Chief Executive Officer
Mr. Ziv has been with Bank Hapoalim since 1974 and joined the Board of Management in 1998. Before his appointment to CEO in 2003, Mr. Ziv was Head of Retail Banking. Prior to that, Mr. Ziv fulfilled many senior executive positions primarily in the Corporate and Retail Divisions, including General Manager of Bank Hapoalim Switzerland (1995-1998) and Head of Credit in London (1985-1988).
Mr. Ziv has a BA in Economics and a Masters degree in Business Administration from Tel Aviv University. He is also an alumnus of London Business School Senior Executive program.

Zion Kenan
Deputy CEO and Head of Corporate Banking
Mr. Kenan has been with Bank Hapoalim since 1979 and joined the Board of Management in 2001. Before his appointment to Head of Corporate Banking, Mr. Kenan was Head of Retail Banking (2003-2007), and Head of Human Resources and Logistics (2001-2003).
Prior to that, Mr. Kenan fulfilled many senior executive positions in the Retail and Human Resources and Logistics Areas including Southern Regional Manager (1998-2000).
Mr. Kenan has a BA from the Open University and an MA in Organizational Development from Tel Aviv University.

Lilach Asher-Topilsky
Head of Corporate Strategy
Ms. Asher-Topilsky joined Bank Hapoalim in 1998 and was appointed to the Board of Management in December 2007.
Prior to her appointment, she served as Marketing and Planning Division Manager in Retail Banking (9/2006-12/2007), Central Regional Manager (3/2005-9/2006) and Head of the E-Banking Division (3/2001-3/2005).
Ms. Asher-Topilsky has a BA in Economics & Management from Tel Aviv University and a Masters in Management from Kellogg Business School in Northwestern University, Chicago.

Barry Ben-Zeev*
Chief Financial Officer
Mr. Ben-Zeev has been with Bank Hapoalim since 1976 and joined the Board of Management in 2006 as Head of Client Asset Management, until he was appointed to his current position as of January 1, 2008.
Prior to that, Mr. Ben-Zeev fulfilled many senior executive positions Including Head of Global Private Banking (2002-2006) and Manager of New York branches (1993-1997).
Mr. Ben-Zeev has a BA in Economics and MBA from Tel Aviv University.

Alberto Garfunkel
Head of International Banking
Mr. Garfunkel joined Bank Hapoalim in 1977 and was appointed to the Board of Management in August 2006. For the five years prior to his appointment, he served as General Manager of Bank Hapoalim (Switzerland). Before that he was Negev Regional Manager.
Mr. Garfunkel has a BA in Economics & Business Administration from Ben-Gurion University.

Doron Klausner
Head of Human Resources , Logistics and Procurement
Mr. Klausner joined Bank Hapoalim in 2001 and was appointed to the Board of Management in May 2006 to be responsible for the development and methodology of the Bank's multi-year strategic plan. As of February 2007, he was also responsible for Risk Management. He was appointed to his current position as of January 1, 2008.
Prior to joining the Board, he was Manager of the Corporate Credit Division. Before joining the Bank, he was General Manager of the Israeli Foreign Trade Insurance Company (IFTRIC).
Mr. Klausner has a BA in Economics & Business Administration from Bar-Ilan University.

Dan Koller
Chief Risk Officer
Mr. Koller joined Bank Hapoalim in 1999 and was appointed to his current position in the Board of Management on January 1, 2008. He served as Manager of the ALM Division from April 2003 and prior to that, was Manager of Financial Planning.
Mr. Koller has a BA and a Masters degree in Economics and Business Administration from the Hebrew University of Jerusalem.

Orit Lerer
Chief Internal Auditor
Ms. Lerer joined Bank Hapoalim in 1977 and was appointed to her current position in February 2004. Prior to that, she fulfilled several senior positions including Manager of the Loan Collection & Control Division (1993-2004).
Ms. Lerer has a BA in Economics from Tel Aviv University.

* Retired from the Bank on December 31, 2008.

Ofer Levy
Chief Accountant
Mr. Levy joined Bank Hapoalim in 1980 and was appointed to the Board of Management in 2006. Prior to that, he served as Manager of the Comptrolling Division for ten years.
Mr. Levy is a Certified Public Accountant and has a BA in Accounting and Economics from Tel Aviv University.

David Luzon
Head of Information Technology
Mr. Luzon has been with the Bank Hapoalim Group since 1998. He joined the Board of Management in 2000 when he was appointed to his current position. Prior to that, he was Head of Information Systems at Isracard. Before joining the Bank, Mr. Luzon had years of experience working in different technologies, and held various positions, including developing and managing computer centers.
Mr. Luzon has a BSc. in Mathematics and Computer Science from Bar-Ilan University.

Ilan Mazur
Chief Legal Advisor
Mr. Mazur joined Bank Hapoalim in 1981 and was appointed to his current position in 2003. From 1995-2003 he served as General Counsel to the Corporate Area. Prior to that, he was General Counsel for the International Activity. Before joining the Bank, he worked in private law firms. Mr. Mazur has a degree in Law from the Hebrew University of Jerusalem. He is a member of the Israeli Bar Association.

Uriel Paz
Head of Retail Banking
Mr. Paz joined Bank Hapoalim in 1996 and was appointed to the Board of Management in December 2007. Prior to his appointment, he served as Sharon Regional Manager (3/2005-12/2007), and as Marketing and Planning Division Manager in Retail Banking (6/2002-3/2005).
Mr. Paz has a BA and MA in Economics from Tel Aviv University.

Hanna Pri-Zan
Head of Client Asset Management
Ms. Pri-Zan joined Bank Hapoalim in 1972 and was appointed to the Board of Management in February 2004. Before her current appointment on January 1, 2008, Ms. Pri-Zan was Head of Human Resources, Logistics & Procurement (3/07-12/07), and Head of Banking Subsidiaries and Head of Risk Management (2/ 2004-3/ 2007). Until her appointment to the Board, Ms Pri-Zan fulfilled many senior executive positions including Head of the Securities and Financial Assets Division.
Ms. Pri-Zan has a BA in Economics and Statistics from the Hebrew University of Jerusalem.

Mario (Moti) Szuszan
Head of Global Treasury
Mr. Szuszan joined Bank Hapoalim in 2000, and served as Manager of the Trading Rooms Division until his appointment to the Board of Management on May 1, 2006.
Mr. Szuszan has a B.A. in Industrial Engineering and Management from the Israel Institute of Technology (Technion), Haifa.

Board of Directors

Dan Dankner
Chairman of the Board of Directors

Mali Baron
Iris Dror(1)
Pnina Dvorin
Ronen Israel
Irit Izakson
Moshe Koren
Leslie Littner
Yair Orgler
Efrat Peled
Oded Sarig
Imri Tov(2)
Nir Zichlinskey

Nira Dror(3)

Joseph Dauber(4)
Ido Joseph Dissentshik(5)
Jay Pomrenze(6)

(1) Serves as a director as of November 16, 2008
(2) Serves as a director as of February 5, 2009
(3) Term ended on March 7, 2009. The renewal of her appointment will be brought before the AGM convening on April 6, 2009
(4) Served as a director until November 16, 2008
(5) Served as a director until December 22, 2008
(6) Served as a director until February 5, 2009

Corporate Secretary
Yoram Weissbrem

Spokesperson
Ofra Preuss

External Auditors
Ziv Haft,
Certified Public Accountants (Isr.)
Somekh Chaikin,
Certified Public accountants (Isr.)

Information for Shareholders

Listing Information

Bank Hapoalim's ordinary shares are listed on the Tel Aviv Stock Exchange and trade under the ticker symbol **POLI**. As of December 31, 2008 1,316,442,912 ordinary shares were outstanding.



2000
1800
1600
1400
1200
1000
800
600
POLI IL
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
450m
300m
150m
0
POLI IL Volume
2008

The following table presents, the highest and lowest prices for Bank Hapoalim's ordinary shares. The prices are those recorded at the close of business on the Tel Aviv Stock Exchange.

	Tel Aviv	
	High	Low
	(NIS)	(NIS)
2008	1955	713
2007	2253	1785
2006	2300	1777

Past share price performance should not be regarded as a guide to future performance.

In mid-2006, Bank Hapoalim Level-1 ADR shares were launched on the OTC market in New York under the following information:

Symbol: BKHYY
CUSIP: 062510300
Ratio: 1:5
Country: Israel **Industry:** Banks
Depositary: Bank of NY (Sponsored)
Underlying SEDOL: 6075808
Underlying ISIN: IL0006625771
U.S. ISIN: US0625103009

As of December 31, 2008, there were approximately 490,000 ADR's outstanding, representing approximately 2.5 million Bank Hapoalim ordinary shares.

GDR's for Bank Hapoalim's ordinary shares are also listed on the London Stock Exchange and trade under the ticker symbol **BKHD**.

Earnings per Share (EPS) in NIS

	EPS
2008	(0.69)
2007	2.13
2006	2.67

Dividend Policy

Bank Hapoalim's dividend policy is to distribute at least 50% of annual net operating profit to shareholders on a quarterly basis.
The dividends paid in previous years were:

	Dividend Per Share	Total Paid NIS Millions
2008	-	-
2007	1.27	1,600
2006	1.44	1,815
2005	1.31	1,648
2004	0.97	1,215

The dividend distribution is subject to the provisions of the law, including limitations specified in the directives of the Supervisor of Banks.

In setting the dividend policy, the Bank's Board of Directors emphasized that no dividend will be distributed which may lead to non-compliance by the Bank with the limitations specified by the Bank of Israel regarding dividend distribution, or the minimum ratio of capital to risk assets, or a situation where the Bank will not have positive financial capital, or where the Bank will not comply with the requirements of Section 23A of the Banking (Licensing) Law, 1981, which sets limitations on the ratio of capital which may be invested by a banking institution in non-banking entities.

Credit Ratings

Bank Hapoalim is rated by the three major credit rating agencies: Moody's, Standard and Poors and Fitch.

	Rating
Moody's	
Long-Term Deposits	A1
Short-Term Deposits	P-1
Standard & Poor's	
Long-Term	A-
Short-Term	A2
Fitch	
Long-Term	A-
Short-Term	F2

Shareholder Structure:

Shareholders as of December 31, 2008 were:

Public	74.2%
Controlling stake	25.8% of which:
Arison Holdings (1998)	20.01%
Salt Industries	5.75%

Institutional Investors Information

For additional copies of this report, other investor materials or questions, please visit our website at:
www.bankhapoalim.com
or contact us at : Bank Hapoalim
Investor Relations Dept
Yehuda Halevy 63, Tel Aviv
Tel. 972-3-5673440
Fax. 972-3-5673470

Redefining and refining strategies

What seemingly began as a contained local storm has exploded into a global tsunami. No region has been left unscathed. Virtually every sector of the world's economies has been subject to spiraling instability, slowdowns and loss of confidence.

Yet the repercussions have not been of equal magnitude. Among the institutions who practiced more disciplined strategies can be found a bedrock that is solid. It may, with hard work and forceful vision, be used to access new opportunities, enable a return to profitability and sustain balanced growth.

Bank Hapoalim's strong retail base, and the relatively conservative regulatory environment of its home market, have served as anchors.

Now, by redefining and refining our strategies, we can plan to navigate to selective target markets while muting participation in troubled areas. Our Global Private Banking will spearhead our international growth, and ambitious, creative concepts are being implemented to promote and expand our retail presence in Israel. Smart technology, Lean Management practices and measurable sustainability programs are creating a more efficient, professional and customer-oriented workplace.

In 2008 Israel celebrated its 60th anniversary. It was signified by a review of achievements and a preparation for ever greater challenges. Bank Hapoalim, the nation's leading bank and its financial footprint in major global centers, shares these perspectives and determination. Encapsulating this approach is the vision of a bank that equally benefits its customers, shareholders and employees.

Reaching Out to Retail

Innovative new concepts targeted at specific segments are spearheading Bank Hapoalim's strategy for its domestic market. Refining its services and interactions, the Bank is moving to strengthen and expand its outreach to populations with identified preferences.

Poalim Express: "In and Out" Service

Israel's largest business daily described Bank Hapoalim's opening of Poalim Express branches as the most significant development in 2008 on Israel's retail banking scene.

Fifteen branches of the dozens of planned urban outlets have already been opened. The Poalim Express concept signifies a major push to fortify and expand Bank Hapoalim's already leading retail base. Poalim Express is forecasted to attract tens of thousands of new customers. Poalim Express outlets, with their open-to-the-street architecture, are invitingly friendly in heavily trafficked locations.

The temptations offered to customers by Poalim Express are substantial. These branches are open for twelve consecutive hours a day, and on Fridays, when most banks in Israel are closed or operate on skeleton staff. Each branch is designed to handle some 3,500 customers, as is common in Europe, versus the 9,000 (on average) clients served by regular Bank Hapoalim branches today.

As a result, an intimate yet highly efficient service ambiance is created, ideal for the increasingly discriminating customer's expectations, yet streamlined enough to be in step with the fast pace of today's life style. For the customer, Poalim Express is about instant satisfaction.

Boutique Banking

More affluent customers are also being targeted for special attention. Private banking departments in branches are being supplemented by boutique branches in high-class neighborhoods with a population that appreciates sophisticated services. The boutique branches, the first of which were opened in 2008, will create an exclusive setting for the Bank's special brand of highly personalized service combined with global reach.



Mortgage Move

The highly unique structure of Israel's mortgage market enables continued sound operations even when the local market is feeling some of the winds of the global real estate storm. Having successfully merged its dedicated mortgage bank with Bank Hapoalim's branches several years ago, the Bank is now planning to almost double its mortgage points of sale. The location of mortgage services in the customer's own personal branch has created an expanded comfort-zone in which truly varied transactions can be carried out, with minimal delays and hassle for the customer.

Poalim Express outlets, with their open-to-the-street architecture, are invitingly friendly in heavily trafficked locations.


Welcome
ברוכים הבאים

The boutique branches will create an exclusive ambiance for the Bank's special brand of highly personalized service combined with global reach.

Fresh Footprints

When Bank Hapoalim divested itself of various pension and provident funds, as required by the Bachar reform, as well as of smaller banks, it was clear the financial ramifications would be significant in the short run. On the other hand, new opportunities for profit-generating advisory services could be put on the roadmap for the coming years.

The Bank wasted no time in beginning to train appropriate professional staff, and in 2009 will begin to provide advisory pension services to independent businesspeople and to employees in Israel's periphery. This is but the first step in the opening up of this market, whose red carpet will welcome additional sectors in the following years.

Efficiency and Empowerment

Expanding While Containing Expenses
For Bank Hapoalim, Poalim Express is about refreshing and growing its most reliable, profitable asset base, at a cost that makes strong business sense. Poalim Express's efficiency is derived from the growing Back Office now being established, enabling branch staff to focus on interpersonal interaction. Most of the staff at the Back Office and Poalim Express branches has been reassigned from other positions at Head Office and regular branches, with minimal expansion of the Bank's overall staff.

Lean Management Drive
The application of Lean Management techniques as part of this transformative change is adding value at countless points in the service chain. Aimed to provide customers with what they really "need and expect", Lean Management identifies pockets of waste and creates a clearer, more tightly operated chain of events in the service paradigm focused on creating value for our customer through better service and sales processes.

Expertise and Technology
The quest for improved quality is a critical substrate of the Bank's new platforms. The new centralized Back Office, in effect, creates a Center of Excellence, in which professional experts work and dialogue together. Backed by these human resources and a sophisticated technological backbone, including an IT enhancement program, regular and Poalim Express branches can focus on delivering the highest attentiveness and responsiveness, while proactively reaching out to new customers.

Empowering Tools
High on the Bank's retail priority list is an empowerment program that will enable customers to view and plan their pension and financial assets and investments together, to create a comprehensive life plan (known as ALFP- All-Life Financial Planning). At the micro level, customers with different scopes of assets will be assisted professionally in planning their budgets and savings potential.

Bank Hapoalim has taken on the challenge of empowering its customers to reach mature, knowledge-based financial decisions. Various tools, including some developed especially by the bank, will assist in this effort.

Charting a Corporate Course

Challenging Times

The 2008 ROE of the Bank's corporate activities showed a steady continuation of the improvements recorded in recent years. But these positive results do not diminish the many challenges the corporate team and management face. They must deal with a slowing economy, significant devaluation of collateral, business leaders whose distress is compounded by overseas real estate investments, and limits on the availability of credit as the Bank strives to reach the capital adequacy ratio to which it has committed. While the Israeli Ministry of Finance is considering various measures of support for Israel's economy, aside from certain pension-related decisions, it is not yet clear what form this assistance will take, what will be its pros and cons and most importantly - its effectiveness in changing the direction of the economy.

Concern Tempered by Caution

The structural reorganization that separated credit-decision responsibilities from the corporate banker's client relationship management has more than proven its judiciousness in these times. It enables more objective, thoroughly analyzed and well-balanced credit decisions, without impacting the texture of the banker-customer dialogue.

This relationship takes on added importance now, as the Bank, guided by clearly formulated directives, reaches out to help its customers navigate through the period's storms. This partnership must be exercised with great caution, for while many customers are "coming home" for credit following the drying-up of the capital market, the Bank must exercise disciplined caution in its support, in order to deploy available capital wisely.

At the same time, the Bank had laid plans for increasing the availability, diversity and scale of its non-credit products for its corporate clients. In 2009, the Bank will market products ranging from basic "plain vanilla" offerings to highly sophisticated and tailor-made financial instruments.

Attracting the Mid-Market

Bank Hapoalim, the preferred retail and corporate bank in Israel, is now set to increase its share of the commercial mid-market as part of its long-term strategy. Its high profile in Israel will undoubtedly enhance this outreach as it makes a visible effort for greater accessibility and convenience.

Whereas to date mid-market customers have been primarily served by eight regional business centers, they will soon be able to access a business banker locally, in special



branch units set up in commercially active locations. To be offered in line with market developments, this accessibility will undoubtedly be doubly welcomed in these times when many a manager would welcome new insights and proposals on how to cope with the implications of the economic crisis.

The coming year will continue to pose challenges. Both globally and locally, it will take time for economies to start healing. Serious, wise and bold decisions must be made. Bank Hapoalim is pledged to stand by its clients while upholding its responsibilities to its shareholders.

This relationship takes on added importance now, as the Bank, guided by clearly formulated directives, reaches out to help its customers navigate through the period's storms



Among our plans is the introduction of additional services, the first of which was the opening of a subsidiary in Jersey for British investors in 2008.

Refining Global Priorities

Wealth Management

In the typhoon of the economic crises, many a global financial leader has been submerged or even erased. In this scenario, Bank Hapoalim, a mid-size bank with a strong and diverse base of activities (from retail banking to high-end corporate credit) in its home market is distinctly appealing. This is particularly true in the wealth management market, where we see a growing interest in middle players that have the professional resources to extend full private banking services, and the financial stamina to maintain a global presence. The phrase "disciplined investments" has become a lighthouse in the stormy seas.

New Plans

We will actively leverage upon our current strength and market, by expanding our Global Private Banking (GPB) operations as the main driver of international growth in the near future. Re-energized by enhanced tools, products and concepts, our customer relationship managers are highly motivated to pick up the gauntlet and make GPB a solid, growing contributor to our results.

Among our plans is the introduction of additional services, the first of which was the opening of a subsidiary in Jersey for British investors in 2008. The Clarity Family Office, in an advanced stage of implementation, will soon be headquartered in Israel, serving a highly select clientele who require the broadest scope of advisory services.

Reducing Exposure

Bank Hapoalim's strategic effort to expand its footprint in emerging markets is not unscathed by events. Following the deterioration of many Eastern European economies, soon coupled with limitations directed by the Bank of Israel, two planned acquisitions (in Ukraine and in Russia) were cancelled. However, the Bank's Turkish foothold, Bank Pozitif, is reporting progress, and we are actively looking for opportunities to expand its banking scope and range of services. Generally speaking, the Bank is currently reviewing its international growth strategy, making the necessary adaptations in line with the times, in both pace and scope. At the same time the Bank is constantly exploring new opportunities as they arise, in order to build a platform for future international growth once the crisis is over.

Responsibility and Sustainability

Top Mark
Bank Hapoalim's Social Responsibility and Sustainability Report to the Global Reporting Initiative (GRI), formulated in compliance with GRI criteria, has been ranked A+, which is the highest possible score.

Bank Hapoalim's commitment to its Corporate Social Responsibility aspirations is being consistently strengthened. A special senior department has been set up to coordinate the economic, social and environmental changes that are being implemented in the short-term, and to draw a roadmap for the future.

Taking Charge Inside
From reducing paper waste through electronic display alternatives to a new "green" center and a re-evaluation of suppliers, to the proactive encouragement of hybrid cars and car pooling; Bank Hapoalim's initiatives are internalizing sustainability concepts in activities that range from the mundane to the strategic. They are changing the way the organization operates at the branch and field level, the way in which employees interact via different media, and the way in which suppliers are chosen. Running like a common thread throughout, the programs are creating the many small steps that add up to significant changes in how we interact, protect and even contribute to our environment.

Thus, in the near future, the Bank is planning to take a closer look at its thousands of suppliers, measuring them in terms of environmental sensitivity, fair employment practices and community outreach.

An auspicious milestone in ecological responsibility will be achieved in the new Back Office center, which will be the first Bank building to be based on "green" building principles.

Poalim in the Community
Poalim in the Community has multiple facets: volunteerism by employees in defining targets and active personal participation, educational programs designed to benefit the disadvantaged: cultural and social projects aimed at enrichment, enlightenment and empathy for responsible citizenship; healthcare initiatives for supplementary care to the national healthcare system, and other outreach to enrich, empower and inspire a more productive life.

The Bank's employees continue to be actively involved in community outreach. While the Bank makes important contributions to a wide range of associations aiding the challenged and those in need, its main communal projects continue to focus on preparing the next generations for active citizenship, satisfying employment and cultural involvement.





Showcase: From Three to Five
"From Three to Five" is an example of a visionary yet down-to-earth project to help disadvantaged students improve their achievements in mathematics. Working in cooperation with the Technion (Israel Institute of Technology) and the ORT network of technological schools, the project provides one-to-one mentoring and has firm, measurable goals. To date, it operates in twenty-five schools in the peripheries of Northern and Southern Israel. A significant number of participants are from the Arab, Bedouin and Druze communities.

Widening the Circle
Many small waves can change the tide. As it steers its course towards greater social responsibility and environmental sustainability, Bank Hapoalim is sharing its goals with wider and wider audiences.

The Bank's employees continue to be actively involved in community outreach.

Bank Hapoalim Worldwide

Israel
The Bank is a recognized leader in Israel's capital markets.

In Israel, Bank Hapoalim has hundreds of full-service branches organized into customer lines, such as retail, private banking, small businesses and mortgages; business centers for the mid-market; and industry desks for large corporate clients.

A trading room, now part of a global trading network, offers advanced services. A Global Private Banking Center provides personalized service and portfolio management.

Direct banking channels play an increasingly important role in serving both retail and corporate customers.

United States
The Miami branch is headquarters for private banking services to local residents and non-US citizens, serving North and Latin America clients.

The Bank operates an advanced trading room in New York.

United Kingdom
Bank Hapoalim branches in the West End of London and in Manchester offer a range of corporate and private banking services. The London branch operates a sophisticated trading room.

Channel Islands
Bank Hapoalim has established a Private Banking subsidiary in Jersey. BHI Jersey, operating under the brand identity of the Bank's overseas private banking, was specifically established to add a well regulated and highly respected offshore jurisdiction - complementing the current onshore Private Banking locations with their diverse services and products.

Switzerland
Bank Hapoalim (Switzerland) Ltd., is a wholly owned subsidiary headquarted in Zurich, with branches in Zurich, Geneva, Luxembourg and Singapore and representative offices in Moscow, Hong Kong and Tel Aviv. The Swiss bank is engaged primarily in private banking services, including global portfolio management.

Luxembourg
Bank Hapoalim (Switzerland) Ltd. maintains a branch in Luxembourg for private banking. In addition, the Bank operates in Luxembourg through a banking subsidiary.

Hong Kong
Bank Hapoalim (Switzerland), following its merger in 2005 with Bank of New York Inter-Maritime Bank, Geneva, has a highly active representative office in Hong Kong, specializing in private banking.



Singapore
In 2007, Bank Hapoalim (Switzerland) inaugurated a full-service private banking branch in Singapore, the fast growing financial center of Southeast Asia.

Turkey
Bank Pozitif is headquartered in Istanbul, with a network of 10 branches in Istanbul, Ankara and Izmir.

Kazakhstan
Bank Pozitiv is a wholly owned subsidiary of Bank Pozitif, with headquarters in Almaty and branches in major cities in Kazakhstan.

Uruguay
Focused on private banking, Hapoalim (Latin America) S.A. is a wholly owned subsidiary in Montevideo, and has branches in Colonia and Punta del Este.

Representative Offices
Bank Hapoalim has representative offices in major financial centers worldwide. They serve as liaisons for a variety of trade services, and, in select markets, to Global Private Banking of the highest professional level. Representative offices play a key role in the bank's commitment to convenient access to professional services and staff.

Main Locations of Representative Offices

- **Toronto**
- **Montreal**
- **Paris**
- **Frankfurt**
- **Budapest**
- **Sydney**
- **Mexico City**
- **Panama City**
- **Buenos Aires**
- **Caracas**
- **Santiago**

Condensed Consolidated Financial Data

Condensed Consolidated Balance Sheet

As at December 31, 2008

	Dec. 31 2008	Dec. 31 2008	Dec. 31 2007
	US$ Millions	NIS Millions	
Assets			
Cash on hand and deposits with banks	**10,150**	**38,590**	*35,695
Securities	**7,011**	**26,657**	*48,406
Securities which were borrowed or bought under agreements to resell	**-**	**-**	471
Credit to the public	**58,417**	**222,100**	*204,725
Credit to governments	**71**	**270**	404
Investment in equity-basis investees	**126**	**480**	766
Buildings and equipment	**1,027**	**3,905**	3,941
Other assets	**3,905**	**14,845**	8,583
Total assets	**80,707**	**306,847**	302,991
Liabilities & shareholders' equity			
Deposits from the public	**59,694**	**226,953**	231,750
Deposits from banks	**2,156**	**8,198**	9,043
Deposits from the Government	**436**	**1,657**	2,210
Securities which were lent or sold under agreements to repurchase	**62**	**237**	1,388
Debentures and subordinated notes	**5,476**	**20,818**	18,812
Other liabilities	**7,827**	**29,759**	20,068
Total liabilities	**75,651**	**287,622**	283,271
Minority interests	**113**	**430**	942
Shareholders' equity	**4,943**	**18,795**	18,778
Total liabilities & shareholders' equity	**80,707**	**306,847**	302,991

* Reclassified.

Condensed Statement of Changes in Shareholders' Equity

For the Years Ended December 31, 2008

	Total Shareholders' Equity	Total Shareholders' Equity
	US$ Millions	NIS Millions
Balance as at January 1, 2008	**4,939**	**18,778**
Net loss for the year	**(235)**	**(895)**
Share Issue	**194**	**739**
Adjustments in respect of presentation of securities available for sale at fair value	**(105)**	**(400)**
Adjustments in respect of presentation of securities available for sale which were classified to the statements of profit and loss	**173**	**659**
Related tax effect	**(23)**	**(86)**
Benefit inherent in share based payment transaction	**14**	**52**
Net loss in respect of cash flow hedging	**(3)**	**(11)**
Net profit in respect of cash flow hedging which was reclassified to the statement of profit and loss	**35**	**133**
Related tax effect	**(12)**	**(45)**
Translation adjustments relating to equity basis investees*	**(33)**	**(124)**
Other adjustments relating to equity basis investees	**(1)**	**(5)**
Balance as at December 31, 2008	**4,943**	**18,795**

* Adjustments for translration of financial statements of autonomous units.

Condensed Consolidated Statement of Profit and Loss

For the Years Ended December 31, 2008

	Dec. 31 2008	Dec. 31 2008	Dec. 31 2007
	US$ Millions	NIS Millions	
Financing profit:			
Profit from financing activities before provision for doubtful debts	**856**	**3,256**	6,933
Provision for doubtful debts	**400**	**1,520**	513
Profit from financing activities after provision for doubtful debts	**456**	**1,736**	6,420
Operating and other income	**1,225**	**4,655**	5,250
Operating and other expenses	**2,142**	**8,147**	7,940
Operating profit (loss) before taxes	**(461)**	**(1,756)**	3,730
Provision for taxes (tax benefit) on operating profit (loss)	**(104)**	**(397)**	1,458
Operating profit (loss) after taxes	**(357)**	**(1,359)**	2,272
The share in net, after operating profits (losses) of equity-basis investees	**(51)**	**(195)**	189
Minority interests, net in after tax operating profits (losses) of subsidiary companies	**22**	**85**	(133)
Net operating profit (loss)	**(386)**	**(1,469)**	2,328
Net profit from extraordinary transactions, after taxes	**151**	**574**	351
Net profit (loss)	**(235)**	**(895)**	2,679
Earnings per share:			
Basic earnings:			
Net operating profit (loss)	**(0.30)**	**(1.13)**	1.85
Profit from extraordinary transactions after taxes	**0.12**	**0.44**	0.28
Net Profit (loss) per Share	**(0.18)**	**(0.69)**	2.13
Diluted earnings:			
Net operating profit (loss)	**(0.30)**	**(1.13)**	1.83
Profit from extraordinary transactions after taxes	**0.12**	**0.44**	0.28
Net Profit (loss) per Share	**(0.18)**	**(0.69)**	2.11

Note:
The US$ column has been converted from NIS into US$ at the representative exchange rate prevailing on December 31, 2008. NIS 3.802 = US$ 1.00.

Bank Hapoalim
Annual Report 2008

Contents

The Bank has received approval from the Supervisor of Banks to publish its annual financial statements on a consolidated basis only. Note 35 to the Financial Statements contains the condensed financial statements of the Bank alone. Data concerning the Bank alone is available as a hard copy upon request.

Board of Directors' Report for 2008

At the meeting of the Board of Directors held on March 25, 2009, it was resolved to approve and publish the consolidated financial statements of Bank Hapoalim B.M. and its consolidated subsidiaries for the year ended on December 31, 2008.

The following are details of the principal developments and changes that occurred during the year 2008:

Development of the Bank Group's Business

Activity of the Bank Group and Description of Business Developments

Bank Hapoalim B.M. (hereinafter: the "Bank") was founded in 1921 by the central institutions of the Jewish Settlement (the Yishuv) at the time, the Zionist Histadrut and the Histadrut General Federation of Hebrew Workers in Eretz Yisrael, and incorporated as a limited company under the Companies Ordinance. The Bank is a "banking corporation" and holds a "bank" license under the directives of the Banking (Licensing) Law, 5741-1981. Over the 87 years of its existence, the Bank has developed a network of branches and an extensive array of commercial banking activities, in all areas of banking, providing a broad range of banking and financial services to its customers. In addition to its operations in Israel, the Bank also operates abroad via branches, representative offices, and subsidiaries, as well as through relationships with over 2,400 correspondent banks worldwide. The Bank also has investments, primarily in the areas of insurance and real estate, through equity-basis investees.

Operations of the Bank Group in Israel

The Bank operates in all of the various areas of banking. The Bank's activities with most of its customers are handled by two Areas: the Corporate Area and the Retail Area. The Corporate Area provides service to most business customers; activities with large corporate clients are conducted through specialized sectors operating within the Head Office, while middle-market clients are handled through eight Business Centers located throughout Israel. The Retail Area, through the network of branches, serves customers including households, private banking clients, and small businesses, and also coordinates consumer credit and mortgage activities. The Retail Area operates through 260 branches and business centers, which provide the full range of banking services.

In late 2008, the Bank launched a new type of retail activity under the name Poalim Express - a new network of branches designed to recruit household-segment customers. The first branch opened in December 2008. Thirty Poalim Express branches are planned throughout Israel by the end of 2009.

The Bank Group's operations in Israel are also conducted through subsidiaries, mainly in the following areas:

A. Charge card and credit card companies: Isracard Ltd., Europay (Eurocard) Israel Ltd., Poalim Express Ltd., and Aminit Ltd. These companies operate in the area of means of payment, under a single managerial and operational umbrella - the "Isracard Group." They issue, operate, and market credit cards within and outside the Bank, for use in Israel and abroad.

B. An investment portfolio management company, Peilim - Portfolio Management Company Ltd., operates within the Bank Group, managing investment portfolios for institutions and individuals.

C. A group of companies, "Poalim Capital Markets," operates within the Bank Group, providing a broad range of investment banking services, such as participation in private investment funds, including venture capital funds, and investments in capital funds and in knowledge - and technology-intensive companies.

D. Hapoalim Hanpakot Ltd., a wholly owned subsidiary of the Bank, raises resources from the public by issuing bonds and subordinated notes and depositing them at the Bank.

E. Poalim Trust Services Ltd. - Provides trust services.

Operations of the Bank Group Abroad

The Bank is working to expand its operations abroad, with the aim of increasing profitability and creating future growth drivers. This effort is expressed in all areas of international activity, including raising resources, development of Global Private Banking, participation in international transactions, increasing local activities of branches worldwide, and developing relationships with international banks (foreign banks with which the Bank has contracted to carry out mutual activities will hereinafter be referred to as "correspondent banks").

Due to the severe crisis in Eastern Europe, and also due to regulatory limitations imposed on us by the Bank of Israel, we have suspended for now our planned acquisitions in this area. However, we continue to examine opportunities to expand in other regions.

The Bank's operations abroad are focused primarily on the area of private banking, as well as activity in the emerging markets and in the corporate sector. Activity in the corporate sector abroad includes the provision of credit to local and foreign borrowers, mainly through the acquisition of participation in credit organized by leading banks abroad; the provision of credit to borrowers with an affinity to Israel; and investments in bonds. Corporate sector activity slowed over the last year; this trend is likely to continue, given the escalation of the global economic crisis. The Bank has decided to not to participate in any new credit syndications organized by others. Within private-banking activity, the Bank provides its high-net-worth customers abroad with advanced professional products and services, including investment products and global asset management. The Bank operates in emerging markets through Bank Pozitif in Turkey and Bank Pozitif's subsidiary in Kazakhstan.

The Bank's international operations encompass Europe, the United States, Canada, Latin America, Asia, and Australia, through branches, representative offices, banking subsidiaries, and asset-management subsidiaries.

The Bank maintains relationships with over 2,400 correspondent banks worldwide, through which its international activities are conducted.

Subsidiaries abroad are part of the Bank's international operations, alongside those carried out via the Bank's branches abroad. Banking subsidiaries abroad are: Bank Hapoalim (Switzerland) Ltd., Banque Hapoalim (Luxembourg) S.A., Bank Hapoalim (Cayman) Ltd., Hapoalim (Latin America) S.A., Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi and its subsidiary JSC Bank Pozitiv, and BHI Jersey Ltd.
In England and Ireland, Poalim Asset Management companies offer sophisticated investment channels to high-net-worth investors, through instruments produced by the Bank Group itself, and in part through instruments produced by other suppliers.
The Bank has a wholly-owned subsidiary, Hapoalim International NV, incorporated in the Dutch Antilles, which raises foreign-currency resources for the Bank through the issuance of debt notes fully guaranteed by the Bank.
Another subsidiary, Hapoalim Securities U.S.A. Inc., a company registered in the United States, operates in the area of securities trading for Bank customers in Israel and abroad.

Key Material Changes in the Bank Group

The following are the major changes and events at the Bank Group during 2008 and up to the date of publication of the financial statements:

A. The Bank completed the sale of its full holdings of provident fund management rights (for further details, see the section Capital Market Activity - Capital Market Reform).

B. The crisis in the US subprime mortgage market, which began in mid-2007 and developed into a recession in most of the world's economies, caused turmoil in the international financial markets (for further details, see the section Economic Activity - Developments in the Global Economy). The consequences of the crisis caused the Bank to incur material losses, including losses from the sale of its mortgage-backed securities portfolio, losses from its credit derivatives portfolio, and losses from the decline in value of asset-backed securities and bonds of financial institutions (for further details, see the section Activity of the Bank Group in Asset-Backed Securities).

C. The sale of the Bank's full holdings in Bank Massad Ltd. was completed in May 2008 (for further details, see the section Principal Subsidiary and Affiliated Companies).

D. The sale of the Bank's full holdings in Bank Yahav for Government Employees Ltd. was completed in July 2008 (for further details, see the section Principal Subsidiary and Affiliated Companies).

E. The Banking Law (Service to Customers), 5741-1981 took effect in July 2008 with the addition of Section B2, "Supervision of Fees" (for further details, see the Households Segment).

Ratings of the Bank

The following ratings have been assigned to the Bank by rating agencies in Israel and abroad:

In Israel, the Bank is rated AAA by S&P Maalot.

Ratings of the Bank and of Israel by international rating agencies:

	Rating agency	Long-term foreign currency	Short-term foreign currency	Rating outlook	Last update
Israel - sovereign rating:					
	Moody's	A1	P-1	Positive	04/08
	S&P	A	A-1	Stable	10/08
	Fitch Ratings	A	F1	Stable	02/08
Bank Hapoalim:					
	Moody's	A1	P-1	Negative	03/09
	S&P	A-	A-2	Negative	05/08
	Fitch Ratings	A-	F2	Stable	05/08

- On December 16, 2008, Moody's announced a downgrade of the Bank's financial strength rating (BFSR) from C to C-. At the same time, the agency reaffirmed the Bank's long-term rating of A1 and assigned the Bank a Stable rating outlook.
- On March 1, 2009, the rating agency S & P Maalot announced a downgrade of the ratings on Hybrid Tier I capital and Upper Tier II capital instruments issued by the Bank, from (il)AA- to(il)A, and from (il)AA to (il)A+, respectively. S & P Maalot further announced a Credit Watch with negative implications (CW/Negative) of these obligations. The downgrade resulted from the concern of a failure to pay interest on time in respect of these capital notes, as under their terms of issuance, in certain circumstances, the Bank will not pay the interest payments on time. For further details, see the section Developments in Balance Sheet Items - Ratio of Capital to Risk-Adjusted Assets.
- On March 12, 2009 Moody's announced a downgrade of the Bank's Rating Outlook from Stable to Negative, in light of the deteriorating economic conditions in Israel and its implications for the Bank's customers and activities.

Set out below is a chart of the Bank's main holdings*:



The Bank
Banks Abroad
Financial Services
Non-Financial Corporations
Bank Hapoalim (Switzerland)
100%
Banque Hapoalim (Luxembourg)
100%
Bank Hapoalim (Cayman)
100%
Bank Hapoalim (Latin America)
100%
Bank Pozitif Turkey
65.0%
100%
Bank Pozitiv Kazakhstan
Bank Hapoalim (Jersey)
100%
Isracard
98.2%
Poalim Express
100%
Europay (Eurocard) Israel
98.2%
Poalim Capital Markets
100%
Hapoalim Securities
100%
Clal Insurance Enterprises Holdings(1)
10.1%
Delek Real Estate
9.7%

* The chart includes companies whose operations are significant to the consolidated financial statements.

(1) After the balance-sheet date, the Bank decreased its holdings to 9.9%. As of 2009, the Bank's investment in this company is classified in the available-for-sale portfolio.

Forward-Looking Information

The information contained in this report with regard to the description of the Bank's business, its financial status, and the results of its operations may contain forward-looking information, as defined in the Securities Law, 5728-1968. Statements containing expressions such as "we believe," "aim," "expect," "plan," "should," "estimate," "forecast," and similar expressions indicate forward-looking information. This information reflects the Bank's current viewpoint with regard to future events, which is based on estimates, and is therefore subject to risks and uncertainty, as well as to the possibility that expected events or developments may not materialize at all or may only partially materialize.

Control of the Bank

The holders of the permit for control of the Bank at the date of publication of the financial statements are Ms. Shari Arison and Mr. Micky Arison. Their stake in the Bank is held through several trusts that have holdings in the following Israeli companies, which own shares of the Bank:

Arison Holdings holds shares comprising approximately 20.01% of the Bank's share capital near the date of publication of the financial statements, which constitute the "controlling interest" (as defined in the control permit issued by the Governor of the Bank of Israel).

Arison Investments Ltd. (a sister company of Arison Holdings; hereinafter: "Arison Investments"), through a wholly-owned subsidiary, holds the entire share capital of Salt Industries Ltd., which holds shares comprising approximately 5.75% of the share capital of the Bank.

Near the date of publication of the financial statements, the Arison Group (through Arison Holdings and Arison Investments) holds a total of approximately 25.8% (25.3% fully diluted) of the share capital of the Bank.

Investments in the Bank's Capital and Transactions in its Shares

The Bank's issued and paid-up share capital as at December 31, 2008 is NIS 1,317,092,705 comprised of 1,317,092,705 ordinary shares of par value NIS 1 each.

The Bank's issued and paid-up share capital near the date of publication of the financial statements is NIS 1,317,960,629, an increase of 867,924 shares, arising from the exercise of option notes granted to Bank employees, as detailed below.

In May 2004, the Board of Directors of the Bank approved a plan to allocate 24 million nontradable option notes, at no cost, to permanent Bank employees, exercisable into 24 million shares of Bank Hapoalim. The option notes will be allocated, at no cost, over six years, each year during the period of 2004-2009, in portions of 4 million option notes each. In December 2005, the Board of Directors of the Bank approved an additional option plan for Bank employees under personal contracts. The plan stipulates that four packets will be granted, one each year in 2006-2009. The number of option notes to be granted under this plan in each of the years will be determined by the Board of Directors of the Bank, at its sole discretion.

In accordance with the plans described above, the Bank completed the plan and allocated the remaining quantity within its commitment to its employees in February 2009. The balance of unexercised option notes allocated to Bank employees near the date of publication of the financial statements totaled 19,619,781 option notes.

On February 13, 2008, the Board of Directors of the Bank resolved to allocate 825,000 nontradable option notes exercisable into ordinary shares of the Bank to Mr. Dan Dankner, Chairman of the Board, at an exercise price of NIS 16.40 for each option. The allocation of the aforesaid option notes to the Chairman of the Board was approved on March 20, 2008 by the general assembly.

On March 30, 2008, the Board of Directors of the Bank resolved to allocate 1,140,000 nontradable option notes exercisable into ordinary shares of the Bank to Mr. Zvi Ziv, CEO of the Bank, for the year 2007, at an exercise price of NIS 16.30 for each option.

The option notes allocated to Mr. Dankner and Mr. Ziv will be blocked for a period of two years from the date of allocation, and will be exercisable for two additional years from the end of the blockage period.

Upon exercising the aforementioned option notes, the Chairman of the Board and the CEO will be entitled to receive shares from the Bank in an amount reflecting the value of the benefit at the exercise date; i.e., the difference between the price of the Bank's shares on the Tel Aviv Stock Exchange at the exercise date and the exercise price. The shares will be transferred to their ownership from a pool of shares to be held by the Bank for that purpose.

The Supervisor of Banks has granted approval for the Bank to purchase shares to be used for the purpose of the realization of the option plan for the Chairman of the Board and the CEO. The approval is contingent upon the fulfillment of several conditions, primarily limiting the acquisition to a quantity of 1,250,000 shares and subjecting the acquisition to the conditions stipulated in the Proper Conduct of Banking Business Directive concerning dividend distribution.

Registered share capital - Pursuant to the resolutions of the general meeting of shareholders of the Bank held on August 6, 2008, the registered capital of the Bank was increased by 2 billion additional ordinary shares of NIS 1 par value each, such that following the increase the Bank's registered capital consists of 4 billion ordinary shares.

Details of changes in the Bank's capital in 2008 and up to near the date of publication of the financial statements:

On April 7, 2008, the Bank allocated 52,500,000 ordinary shares of the Bank and 7,500,000 options convertible into shares (in two portions) to York Capital Management, for a total consideration of NIS 735 million. The consideration received was attributed to the shares and options according to their relative fair value.

The first portion consists of 3,750,000 option notes exercisable into one ordinary share of the Bank each for twelve months from the closing date of the transaction on April 1, 2008, at an exercise price of NIS 19 per ordinary share.

The second portion consists of 3,750,000 option notes exercisable into one ordinary share of the Bank each for 24 months from the closing date of the transaction on April 1, 2008, at an exercise price of NIS 22 per ordinary share.

In addition, from the beginning of 2008 to close to the date of publication of the financial statements, 4,743,129 ordinary shares of the Bank were issued as a result of the exercise of option notes within the option plan for employees.

Details of changes in holdings of interested parties in the Bank's capital:

On September 18, 2008, Arison Holdings (1998) Ltd. (hereinafter: "Arison Holdings") purchased 800,000 ordinary shares of the Bank during trading on the stock exchange, for a total consideration of NIS 7,540,087.

On October 17, 2008, Alliance Capital Management L.P. ceased to be an interested party of the Bank, following its sale of 2,545,000 ordinary shares of the Bank, which reduced its holding to a rate lower than 5%.

Arison Holdings has notified the bank that the control permit which allows it to hold control and means of control in the Bank was amended on May 9, 2007. Within the amendment, conditions were added that are relevant to the operation of the Bank and its institutions, including the following:

The Board of Directors of the Bank shall consist at all times of fifteen directors, seven of whom are external directors, as defined in the Proper Conduct of Banking Business Directives, including two external directors appointed pursuant to the Companies Law. At least two of the aforesaid external directors must have accounting and financial expertise, as defined in the Companies Law and in the Companies Regulations (Conditions and Tests for Directors with Accounting and Financial Expertise and for Directors with Professional Qualification; hereinafter, the "Companies Regulations"). The other external directors must meet at least one of the conditions specified in the Companies Regulations. Details regarding the accounting and financial expertise and the professional qualification of all external directors of the Bank are provided in the section Report on Directors with Accounting and Financial Expertise.

At least one-third of the members of each committee of the Board of Directors shall be external directors.

The controlling parties may terminate the term of service of two of the seven external directors appointed, as noted above, who are not the directors appointed pursuant to the Companies Law, all under the conditions set by the Supervisor.

Capital Adequacy

The ratio of capital to risk-adjusted assets reached 11.15% at the end of 2008, compared with 10.26% at the end of 2007. The ratio of Tier I capital to risk-adjusted assets reached 7.60%, compared with 7.50% at the end of 2007. Tier I capital includes subordinated notes in the amount of NIS 1,895 million, which were approved by the Supervisor of Banks as "hybrid capital instruments," and which contributed 0.7% to the Tier I capital ratio.

The ratio of Tier II capital to risk-adjusted assets reached 3.56%, compared with 2.77% at the end of 2007. Tier II capital includes Upper Tier II capital (subordinated notes and general provisions for doubtful debts) at a total balance of NIS 1,469 million on December 31, 2008, which contributed 0.54% to the overall capital ratio.

Following the downgrade by Israeli rating agencies of the credit rating of the mortgage-insurance company EMI, assets backed by EMI in the amount of NIS 328 million were weighted based on a coefficient of 100%, instead of the 50% rate applied until the downgrade. The effect of this change on the capital ratio amounts to 0.01%.

The Bank's policy is to maintain a capital base adequate to support its activities in the present and the future, and to meet capital requirements in accordance with the directives of the Supervisor of Banks and the resolutions of the Board of Directors of the Bank.

In May 2008, the Board of Directors of the Bank reaffirmed its resolutions to proceed on a trajectory leading the Bank to a ratio of capital to risk-adjusted assets of 11% by the end of 2008 and 12% by the end of 2009.

The Board of Directors examined the various available options, in accordance with the Bank's work plans, for increasing the Bank's capital, encompassing the different components, by issuing core capital, hybrid core capital, or supplementary capital.

Principal changes in overall capital for the purpose of the calculation of the ratio of capital to risk-adjusted assets during 2008:

In April 2008, the Bank allocated ordinary shares of the Bank and options exercisable into shares to York Capital Management, in consideration for a total of NIS 735 million.

In the third quarter of 2008, the Bank raised "hybrid capital" instruments approved by the Supervisor of Banks as Tier I capital, in the amount of NIS 402 million.

During 2008, the Bank raised subordinated notes, which constitute Tier II capital, in the amount of NIS 2,676 million.

This increase was offset by the cessation of inclusion of subordinated notes in Tier II capital in 2008, in the amount of approximately NIS 700 million.

In 2009, some of the subordinated notes totalling approximately NIS 700 million, which constitute Tier II capital for the purpose of calculation of the ratio of capital to risk-adjusted assets, will cease to be considered Tier II capital, in accordance with the rules set forth by the Supervisor of Banks with regard to the recognition of notes of this type as Tier II capital of banking corporations. From the beginning of 2009 to near the date of approval of the financial statements, the Bank raised subordinated notes constituting Tier II capital in the amount of approximately NIS 200 million.

Note that the aforesaid statements with regard to the objectives for increasing the capital ratio and the ways of attaining these objectives constitute "forward-looking information," and their materialization depends both on external factors, such as conditions in the capital market and economic conditions in Israel and abroad, and on the Bank's business plans. Therefore, there is a possibility that the Bank may not be able to meet these objectives.

Dividend Distribution

The Board of Directors of the Bank has decided on a dividend policy under which at least 50% of net profits are distributed as dividends each year, on a quarterly basis. On January 15, 2008, the Board of Directors resolved that in the future this policy would refer to net operating profits only, whereas dividends from extraordinary profits would be distributed pursuant to ad-hoc decisions made by the Board of Directors.

The distribution of dividends by the Bank is subject to legal directives, including restrictions derived from Proper Conduct of Banking Business Directive No. 331, with regard to the distribution of dividends by a banking corporation. Accordingly, no dividend shall be distributed which would bring about one of the following: (1) the Bank could not comply with the Supervisor of Banks' restrictions with regard to dividend distribution (as specified in Proper Conduct of Banking Business Directive No. 331); or (2) the ratio of the Bank's capital to risk-adjusted assets would fall below 9%; or (3) the non-monetary assets of the Bank would exceed its shareholders' equity; or (4) the Bank could not comply with the requirements of Section 23A of the Banking (Licensing) Law, 5741-1981 (the "Banking (Licensing) Law"), which stipulates a limit with regard to the percentage of capital which a banking corporation may invest in non-financial corporations; or (5) the Bank's ratio of Tier I capital (excluding hybrid Tier I capital) to risk-adjusted assets would fall below 6.5%. Furthermore, according to Directive 331, no dividends shall be distributed when one or more of the last three calendar years ended in a loss, unless the Supervisor of Banks has approved the distribution in advance. Because the year 2008 ended in a loss, the Bank will require such approval.

The permission granted by the Governor of the Bank of Israel to the Arison Group to acquire a controlling interest in Bank Hapoalim states that no dividend shall be distributed from profits accrued at the Bank up until June 30, 1997 (the day prior to the acquisition of the controlling interest), unless the Supervisor of Banks has consented in advance and in writing.

The balance of capital reserves at the Bank on December 31, 2008 totaled NIS 10,783 million, of which a total of NIS 2,743 million cannot be distributed as dividends.

Following is a list of the dividends distributed by the Bank in the last three years:

Date of declaration	Date of payment	Dividend per share (in agorot)	Dividend paid in cash (in NIS millions)
Nov. 21, 2007	Dec. 12, 2007	32	403
Aug. 30, 2007	Sep. 20, 2007	40	504
May 28, 2007	Jun. 19, 2007	25	315
Mar. 20, 2007	Apr. 12, 2007	30	378
Nov. 20, 2006	Dec. 14, 2006	28	353
Aug. 16, 2006	Sep. 13, 2006	27	340
May 24, 2006	Jun. 20, 2006	49	618
Mar. 27, 2006	Apr. 20, 2006	11	139

Strategic Plan

Bank Hapoalim operates under a long-term strategic plan, which is examined and updated each year. In early 2009, the Board of Management and Board of Directors of the Bank approved the Bank's work plans and business objectives for 2009, based on its strategic plan, while making adjustments to the plan derived from the condition of the global economy, especially in the United States; the severe crisis underway in the global financial system; and their potential impact on the economy and financial system in Israel.

Bank Hapoalim expects the recession in global economic activity and the worldwide financial crisis to continue to exert a powerful effect on activity in the Israeli economy in 2009. The recession in the United States, Europe, and Japan, along with the significant slowdown in growth in the emerging markets, is likely to lead to near-zero growth in global GDP, and to negative growth and recession in the Israeli economy. Despite all of the difficulties, risks, and uncertainties in both the global and the Israeli economy, the Bank estimates that it will achieve a positive annual return on equity in 2009, at a rate of 4.0% to 7.0%.

Given the substantial increase in uncertainty in its environment, the Bank is coping with the challenges of the current period, by acting on two tracks, while continually examining developments that may require further adjustments to its work plans.

A. Focused short-term actions:

- Strengthening the Bank's capital.
- Streamlining and curbing expenses.
- Strengthening relationships with customers, with an emphasis on understanding customers' needs and matching solutions to help them cope with the difficulties of the current situation.
- Short-term postponement of strategic moves and initiatives that would not bear fruit until the long term.

B. Examination of the multi-year strategic plan and adjustments of the long-term strategic focus, in accordance with the Bank's assessment of the effect of the crisis on long-term business trends. The multi-year plan is focused on five main areas of activity:

- Expanding relationships and activity with the Bank's customers, based on professional skill and the Bank's optimal familiarity with customers' needs, with the aim of reinforcing the Bank's market leadership in Israel.

- Expanding activity abroad and creating a platform for future growth based on customer relationships.
- Development and expansion of income sources from investment activity, based on specialization in the management of the Bank's relationships with its customers.
- Operational excellence in the performance of existing activities and in the realization of the Bank's growth plans, while streamlining and curbing expenses.
- Strengthening global risk and capital management capabilities.

In the retail sector, the Bank has worked in recent years to solidify its leadership. The Bank is therefore focused on improving the value offered to the segment of customers with extensive banking activity and on prudent expansion in the area of credit, while strengthening risk-management capabilities. The Bank accords high importance to customer service and continually strives to significantly improve service while adapting it to customers' needs. The Bank aims to solidify its standing in the various customer segments and plans to invest efforts towards that end, including by optimizing the deployment of its branches, while developing an advanced service concept and experience tailored to customers' needs.

The Corporate Area continues to work to preserve the Bank's leading position with customers in the corporate and commercial segments. In recent years, the Bank has achieved improvement in the quality of its credit portfolio and has strengthened its credit-risk measurement and credit management capabilities. These abilities should enable the Bank to cope optimally with the Israeli economy's slide into recession. Concurrently, the Bank is working to extend its activity with customers in this area, emphasizing the expansion of the services and products offered, with the aim of increasing its non-credit income from these customers.

In Treasury activity, as of 2005 the Bank has been implementing a strategic plan based on global treasury management, encompassing the dealing rooms in Tel Aviv, New York, and London, while continuing to reinforce the infrastructures of the operational systems serving the dealing rooms and the area of asset and liability management at the Bank. This activity has been centralized under the Global Treasury Area since 2006. In early 2008, in light of the changes in global financial markets, the Bank devoted an exceptionally high degree of attention and emphasis to concentrating the work of global treasury on activity with and for customers.

In international activity, under the management of the International Area, the Bank has continued its strategy of organic growth. Meanwhile, due to the fluctuations in the financial markets and in the economies of developing countries, and given the cancellation of the permit for the acquisition of the Ukrainian bank Ukrinbank and the failure to receive a permit to complete the acquisition of the Russian bank SDM from the Bank of Israel, the Bank is reexamining its strategic plan for continued expansion in the emerging markets. In Global Private Banking, the Bank will strive to continue to improve its abilities in products, marketing, and customer service in 2009, in order to strengthen the platform for the growth rate of its asset portfolio, focusing on customers with extensive assets. The future trajectory for the Bank's continued international expansion is currently under examination by the Bank, in collaboration with a leading international strategic consulting firm. As part of this examination, future objectives for international activity and their derived implications will be defined.

In advance of the publication of the Bank's financial statements for 2007, the Bank reported its intention to achieve a return of operating profit on equity of approximately 15% in 2008. Due to the global financial crisis currently underway, the fluctuations in the global and Israeli financial and economic systems, and the losses arising from the realization of its MBS portfolio, as described in the section Activity of the Bank Group in Asset-Backed Securities, the Bank did not attain the targeted return in 2008.

It should be noted that the strategic plan sets ambitious goals for each of the Bank's activities, yet in any planning, especially in planning several years ahead, and all the more so during a crisis, a considerable degree of uncertainty must be taken into consideration. Various diverse factors may prevent the assumptions on which the strategic plan is based from materializing, or may prevent them from materializing in full, and may prevent the realization or full realization of future plans.

Among these factors, it should be noted that the success of a plan of this kind also depends on the Bank's internal ability to carry out its objectives, as well as on the business environment in Israel and globally and macro conditions. Special importance should be accorded to the condition of the global economy, taking into account the crisis that has been escalating since the second half of 2007, reaching unforeseen dimensions; the economic, political, and security situation in Israel and in the region; and the impact of the global crisis on these conditions. The possibility of a further slowdown in the growth rate in Israel and in the industrialized countries must be taken into consideration, as well as the possibility that the recession may worsen, given the global economic crisis, as well as various other risks that may threaten growth in Israel and worldwide, such as terrorist attacks, political instability, volatility of commodity prices in general and those of resources (such as fuel) in particular, volatility in capital markets, and continuation or possibly escalation of the liquidity crisis in international banking.

It is emphasized that the Bank's approved work plans and the working assumptions on which they are based refer to the Bank's future activities; therefore, all of the above information in this section with regard to the Bank's action plans and intentions, including the return on equity forecast, is "forward-looking information."

Economic Activity



7%
5.5%
4%
2.5%
1%
04
05
06
07
08
GDP
Business sector GDP

Rate of GDP Growth

Economic indicators began to show a slowdown in growth in the second half of 2008, which worsened in the fourth quarter, to the point where GDP contracted by 0.5% in annualized terms. The decline in economic activity is apparent in all sectors of the economy: industrial production fell at an annualized rate of 9.5% in the fourth quarter of 2008; GDP of commerce, food services, and hospitality decreased by 1.0%; and activity in the financial and business services sector fell at a sharp rate of 17.6%, in annualized terms. The damage to domestic economic activity occurred at some delay relative to most economies worldwide; this lag is attributable to the high level of financial robustness of the Israeli economy. The severity of the damage to the Israeli economy has also been moderate so far, in global terms, although estimates indicate that the recession has intensified in early 2009, and it is clearly felt in the job market as well. The crisis in Israel is largely imported from overseas, and economic policy makers therefore have a limited effect on it. We estimate that it will be difficult for the local economy to show positive growth as long as the global economy is in recession. However, some of the factors now working to exacerbate the recession in the developed economy do not exist in Israel: real-estate prices in Israel have risen only moderately in recent years, and construction investments have actually declined; the rate of private savings in Israel remains high and stable, which should reduce the damage to private consumption during a recession.


10%
8%
6%
4%
2%
04
05
06
07
08

Rate of Unemployment
(Annual average)

The collapse of the investment bank Lehman Brothers in September 2008 was a breaking point for the global financial markets, marking a considerable rise in uncertainty. Market volatility increased, risk spreads rose, and share prices in the financial sector dropped sharply. The increase in perceived risk and the erosion of banks' capital paralyzed the credit market completely. A return to normal functioning of the financial sector is currently the primary objective of central banks and governments worldwide, and estimates of the sums to be invested towards that end are progressively rising. The financial markets in Israel reacted similarly to global markets - prices of shares and corporate bonds decreased sharply. The non-bank credit market was one of the chief casualties, as the global recession and high leverage impaired companies' solvency, particularly in companies in the real-estate industry with extensive activity abroad. Economic policies worked on several levels to reduce the damage to economic activity: expansive monetary policy; continued foreign-currency purchases by the central bank; an attempt to ease the credit crunch by establishing funds in collaboration with the private sector to refinance credit and grant new credit to companies; and planned guarantees to banks for capital raising. The sharp expected increase in the budget deficit in 2009 narrows the government's options to provide incentives to encourage growth.

Developments in the Global Economy

The global economy experienced severe turmoil over the last year, with the financial sector at the epicenter. The bursting of the real-estate bubble in the United States led to the exposure of immense losses in the global financial system in general and in the American system in particular. The value of financial assets, including asset-backed products and credit derivatives, dropped sharply, eroding the capital of the financial sector. The crisis escalated as of September 2008, with the collapse of the investment bank Lehman Brothers and the nationalization of mortgage agencies Fannie Mae and Freddie Mac and insurance giant AIG.

As of the end of 2008, most of the developed countries are in recession, while growth in the developing countries has slowed significantly. The International Monetary Fund estimates that GDP of the developed countries will contract by approximately 2% in 2009, as global GDP grows by just 0.5%, the lowest rate since World War II.

Economic policies globally are focused on support for the financial sector and incentives to encourage economic activity. Governments have injected large amounts of capital into major banks and financial institutions in order to maintain their stability. Still, normal activity has not resumed; credit-granting is paralyzed and risk premiums in the markets remain very high. The extensive losses in the banking sector have increased the probability that some major U.S. banks may be nationalized. The American government is buying "toxic assets" from the financial sector; meanwhile, an unprecedented fiscal incentive plan has been approved. Interest rates of central banks worldwide have reached very low levels, at 0.0%-0.25% in the United States, 2.0% in Europe, and 1.0% in England, as of February 2009. Budget deficits have grown, especially notably in the United States, which has applied the most aggressive policy.

The severe crisis and the anticipated recession led to a sharp drop in prices of commodities, especially oil, which fell to USD 45 per barrel in late December, from USD 145 per barrel in July. As a result, inflation expectations decreased in most countries, to the point of moving into deflation. The price of oil continued to fall in the first two months of 2009.

Inflation and Exchange Rates

The consumer price index increased by a total of 3.8% in 2008, above the upper limit of the target range. The CPI took a sharp turn during the year, rising by 4.4% in the first nine months of the year but falling by 0.6% in the last quarter. A sharp decrease in energy and food prices caused the downturn in prices in the fourth quarter. The housing item rose sharply, by 12.1%, over the year. Concerns over high inflation early in the year gradually dissipated as commodity prices fell, turning to deflation worries at the end of the year. A similar picture can now be found in most of the developed countries. The trend of the preceding months continued in January 2009, as the consumer price index decreased by 0.5%.

The shekel exchange rate also showed very high volatility during 2008. The shekel exchange rate against the dollar started the year at 3.846, reached 3.233 by May and ended the year at 3.802. The Bank of Israel began to purchase foreign currency in March, at a rate of USD 25 million per day, stepping up the pace to USD 100 million daily in July. From the start of this intervention to the end of December, the Bank of Israel bought USD 12 billion. At the end of November, the Bank of Israel announced that it would continue to purchase foreign currency at a rate of USD 100 million per day until reserves reached USD 40-44 billion. Reserves stood at USD 42 billion at the end of January 2009. In contrast to the trend in many emerging economies, where currencies weakened greatly this year due to the global crisis, the shekel demonstrated great strength, stemming from the surplus in the current account of the balance of payments and local investors' perception of the Israeli economy as safe relative to other countries. The dollar appreciated by 9.5% against the shekel in the first two months of 2009, with the dollar exchange rate reaching NIS 4.162 at the end of February.


4%
2%
0%
-2%
04
05
06
07
08

Rate of Change in CPI

Fiscal and Monetary Policy

The slowdown in economic growth in the second half of the year was particularly pronounced in state tax revenues, which fell at a real rate of 4.6% for the year, excluding legislative changes. The sharp decline in tax revenues raised the deficit to 2.1% of GDP, versus the target of 1.6%. Based on the planned expenditures for 2009 and the current downward trend of state tax revenues, it appears that the deficit in 2009 is likely to reach 5% of GDP or more. Large budget deficits are characteristic of many developed countries during the current period, due both to a decline in revenues and to expansive policies and support for the financial sector.

Monetary policy underwent many upheavals over the year, due to the significantly above-target inflation during the year alongside the signs of a slowdown in economic growth. During the fourth quarter, the interest rate was lowered from 4.25% in September to 2.5% in December. Interest-rate cuts continued in the first three months of 2009, to a low of 0.75% in March. Alongside the rate cuts, the Bank of Israel began to apply a policy of "quantitative easing," in which issues of short-term notes were reduced, spreads in credit windows of the central banks were narrowed, and the BOI announced that it would begin to buy government bonds.


6%
4.5%
3%
1.5%
0%
1.04
6.04
1.05
6.05
1.06
6.06
1.07
6.07
1.08
6.08
1.09

Bank of Israel Interest Rate
(Percent)


1250
1000
750
500
250
1.05
1.06
1.07
1.08
1.09

Tel Aviv 100 Index

Tel Aviv 100 Index

Financial and Capital Markets

The financial and capital markets were mainly influenced by developments overseas over the last year. The TA-100 index dropped by a steep 51%, reflecting the growing risk in the economy with the sharp transition into recession. The non-bank credit market, a primary source of financing during recent years, was completely paralyzed. Bond prices fell sharply, reflecting high probability of insolvency at many companies. The real-estate sector, where most activity is currently conducted abroad, showed a particularly notable decline: the real-estate stock index fell by 69%, while bonds of many companies traded at double-digit annual yields to maturity. The government-bond market benefited from the trend towards risk aversion and the interest-rate cuts, as bond prices rose by 9.5% on average, most notably in longer-term bonds. The sharp decline in prices of shares and corporate bonds greatly increased withdrawals from provident funds, while conversely increasing investments in shekel deposits and money-market funds. In an attempt to reduce withdrawals and harm to fund members nearing retirement age, the government announced a safety net ensuring real non-erosion of balances as of November 2008. The entitlement to compensation applies to those aged 57 and over, and is contingent on many limiting conditions. The crisis in the non-bank credit led the Ministry of Finance to announce a plan to relieve the distress. This plan includes the establishment of investment funds in collaboration with institutional entities. The money invested should help to refinance non-bank debt and provide new credit; the government funds, in the amount of NIS 5 billion, serve as a safety cushion against losses. A plan has also been formulated to increase the capital of the banking system by providing guarantees for capital raising. These steps have not yet been completed.

The following are data regarding representative exchange rates and the Consumer Price Index, and their rates of change:

				Rate of change	
	2008	2007	2006	**2008**	2007
Consumer Price Index:		Points		%	
November CPI ("known")	**106.5**	101.9	99.1	**4.5**	2.8
Exchange rates as at December 31:		NIS			
USD exchange rate	**3.802**	3.846	4.225	**(1.1)**	(9.0)
EUR exchange rate	**5.297**	5.659	5.564	**(6.4)**	1.7
CHF exchange rate	**3.565**	3.420	3.466	**4.2**	(1.3)
GBP exchange rate	**5.548**	7.711	8.288	**(28.0)**	(7.0)
TRY exchange rate	**2.4454**	3.2683	2.980	**(25.2)**	9.7

Description of the Bank Group's Business

Profit and Profitability



3000
2000
1000
0
-1000
30%
20%
10%
0%
-10%
04
05
06
07
08

Net Profit and Return on Equity
(NIS million)
Net profit
Return on equity

The loss of the Bank Group totaled NIS 895 million, compared with net profit in the amount of NIS 2,679 million in 2007.

Net negative return on equity amounted to 4.8%, compared with net positive return on equity of 14.1% in 2007.

The loss in 2008 mainly stems from a loss of NIS 3,120 million before tax (NIS 1,960 million, after tax) which the Bank recorded in its financial statements for the first quarter of 2008, after selling the entire mortgage-backed securities (MBS) portfolio held at its New York branch for a total of USD 2.55 billion on May 20, 2008.

In 2008, the Bank recorded financing losses related to the financial crisis, including losses from the realization of mortgage-backed securities, as described above, the credit-derivative portfolio, and the decline in value of asset-backed securities and bonds of financial institutions, at a total of approximately NIS 4,803 million, compared with NIS 1,274 million in 2007.

Net operating loss of the Bank Group totaled NIS 1,469 million, compared with a profit of NIS 2,328 million in 2007.

Net negative return of operating profit on equity reached 7.8% in 2008, compared with a positive return of operating profit on equity of 12.3% in 2007.

Set out below are the changes in profitability in 2008:

	2008	2007	Change
		NIS millions	
Net operating profit (loss)	**(1,469)**	2,328	(3,797)
Net profit from extraordinary transactions, after taxes	**574**	351	223
Net profit (loss)	**(895)**	2,679	(3,574)

The Group's loss in 2008, compared with the profit in 2007, resulted mainly from the following factors:

1. A decrease of NIS 3,677 million in profit from financing activity before provision for doubtful debts.
2. An increase of NIS 1,007 million in provisions for doubtful debts.
3. A decrease of NIS 595 million in operating and other income.
4. An increase of NIS 207 million in operating and other expenses (including voluntary retirement).
5. A decrease of NIS 384 million in net operating profits of equity-basis investee companies after taxes.

However, the following factors had the effect of reducing the decrease in profitability:

1. A decrease of NIS 1,855 million in the provision for taxes on operating profit.
2. A change in the amount of NIS 218 million in external shareholders' share of the results of operations.
3. An increase of NIS 223 million in net profit from extraordinary transactions after taxes.

Net loss in the fourth quarter of the year totaled NIS 363 million, compared with net profit in the amount of NIS 219 million in the same quarter of 2007.

Net negative return on equity amounted to 7.3%, in annualized terms, in the fourth quarter, compared with net positive return on equity of 4.6% in the same quarter of 2007.

Operating loss totaled NIS 393 million in the fourth quarter of 2008, compared with profit in the amount of NIS 96 million in the same period of 2007.

Net negative return of operating profit on equity reached 7.9%, in annualized terms, in the fourth quarter, compared with net positive return of operating profit on equity of 2.0% in the same quarter of 2007.



2000
1000
0
-1000
-2000
30%
20%
10%
0%
-10%
04
05
06
07
08

Net Operating Profit and Return of Operating Profit on Equity
(NIS million)

Net Operating profit
Return on Equity

Set out below are the changes in profitability in the fourth quarter:

	2008	2007	Change
	NIS millions		
Net operating profit (loss)	**(393)**	96	(489)
Net profit from extraordinary transactions, after taxes	**30**	123	(93)
Net profit (loss)	**(363)**	219	(582)

The Group's loss in the fourth quarter of the year, compared with the net profit in the fourth quarter of 2007, mainly resulted from the following factors:

1. An increase of NIS 774 million in the provision for doubtful debts.
2. A decrease of NIS 349 million in operating and other income.
3. A decrease of NIS 193 million in net operating profits of equity-basis investees after taxes.
4. A decrease of NIS 93 million in net profit from extraordinary transactions after taxes.

However, the following factors offset the loss:

1. An increase of NIS 501 million in profit from financing activity before provision for doubtful debts.
2. A decrease of NIS 83 million in operating and other expenses.
3. A decrease of NIS 175 million in the provision for taxes.

Developments in Income and Expenses

Profit from financing activity before provision for doubtful debts totaled NIS 3,256 million, compared with NIS 6,933 million in 2007, a decrease of 53.0%.

The decrease in profit stems from financing losses related to the financial crisis. As a result of this crisis, the Bank recorded losses from asset-backed securities; from other bonds, mostly issued by financial institutions; and in the credit-derivative portfolio.

Main factors causing a decrease in financing profit in 2008:

- Losses arising from investments by the Bank's overseas offices in asset-backed securities in the amount of NIS 3,905 million (for further details, see the section Activity of the Bank Group in Asset-Backed Securities), compared with a loss of NIS 1,176 million in the same period last year.
- A loss in the amount of NIS 682 million in the credit-derivative portfolio, mostly in CDS (credit default swaps), presented at fair value, mainly against debts of foreign financial institutions (for further details, see the section The Bank's Activity in the United States and the section Credit Exposure to Foreign Financial Institutions), compared with a loss of NIS 98 million in the same period last year.
- A loss in the amount of NIS 216 million in respect of bonds of foreign financial institutions.
- A decrease of NIS 262 million in financing income on the financial capital of the Bank, mainly as a result of a decrease in interest rates, mostly due to the decrease in the foreign-currency interest rate, which caused an increase in the fair value of financial liabilities in derivative instruments in foreign currency and the erosion of financial capital in this segment. The decrease was offset by the effect of the increase in the known CPI by 4.5% in 2008, compared with 2.8% in 2007.



7000
5500
4000
2500
1000
06
07
08

Financing Profit
(NIS million)

Financing profit before provision for doubtful debts
Financing profit after provision for doubtful debts

- A decrease in profit in the amount of NIS 217 million due to the cessation of consolidation of Bank Massad and Bank Yahav.
- A decrease in profit in the amount of NIS 173 million stemming from the measurement of profit and loss in derivative instruments on a fair-value basis, in contrast to measuring results of balance-sheet financial activity on an accrual basis, mainly as a result of the fluctuations in interest rates in the unlinked shekel and CPI-linked shekel segments. The effect of the difference in measurements amounted to a loss of NIS 96 million in 2008, versus profit of NIS 77 million in 2007.
- A decrease in the amount of NIS 45 million in respect of interest income on doubtful debts not previously allocated to profit and loss. Income in the amount of NIS 565 million was recorded under this item in 2008, compared with income of NIS 610 million in 2007.



7500
6000
4500
3000
1500
04
05
06
07
08

Financing Profit and Operating Income
(NIS million)

Profit from financing activity
Operating income

Main factors offsetting the decrease in financing profit:

- An increase of NIS 350 million in profit from current financing activity of the Bank, mainly as a result of an increase in the volume of the Bank Group's financial activity.
- An increase of NIS 151 million in profit from bonds, mainly due to the realization of government bonds.

Profit from financing activity totaled NIS 1,242 million in the fourth quarter, compared with NIS 741 million in the fourth quarter of 2007, an increase of 67.6%.

Main factors contributing to the increase year-on-year in profit from financing activity in the fourth quarter of 2008:

- A decrease of NIS 828 million in losses in respect of investments in asset-backed securities by the Bank's overseas offices. This loss amounted to NIS 226 million in the fourth quarter of 2008 (for further details, also see the section Activity of the Bank Group in Asset-Backed Securities), compared with a loss in the amount of NIS 1,054 million in the same period of 2007.
- An increase in the amount of NIS 146 million in profit in respect of bonds, mainly arising from the realization of government bonds.
- An increase in the amount of approximately NIS 88 million in profit from regular financial activity of the Bank, mainly due to an increase in the volume of the Bank Group's financial activity.

Factors offsetting the increase in financing profit in the fourth quarter of 2008:

- An increase in the amount of NIS 130 million in loss from the credit-derivative portfolio, presented at fair value.
- A decrease in profit in the amount of NIS 90 million resulting from the measurement of profit and loss in derivative instruments on a fair-value basis, versus the measurement of the results of balance-sheet financial activity on an accrual basis. The effect of the measurement differences amounted to a loss of NIS 175 million in the fourth quarter of 2008, compared with a loss of NIS 85 million in the same quarter of the previous year.
- A decrease in profit in the amount of NIS 96 million in respect of the cessation of consolidation of Bank Massad and Bank Yahav.
- A decrease in the amount of NIS 149 million in respect of interest income on doubtful debts not previously allocated to profit and loss. Income under this item totaled NIS 99 million in the fourth quarter of 2008, compared with NIS 248 million in the fourth quarter of 2007. In the fourth quarter of 2007, a significantly large income was recorded from the collection of debts, following settlement arrangements with a few borrowers.

* A decrease of NIS 177 million in financing income on financial capital of the Bank, mainly as a result of a decrease in interest rates, mostly due to the decrease in the foreign-currency interest rate, which caused an increase in the fair value of financial liabilities in derivative instruments in foreign currency and the erosion of financial capital in this segment. In addition, the negative change in the CPI in the fourth quarter of 2008 at a rate of (0.5%), as compared with the CPI of zero in the same quarter of the previous year, also contributed to the decrease.

In the following table, the volume of activity in the different linkage segments and the profit from financing activity in respect of each segment also include activity in derivative financial instruments (principally forwards, spots, and interest-rate swaps) conducted for the purpose of covering exposures between the different linkage segments (hereinafter: "ALM activity"), as well as the interest spread.


60%
45%
30%
15%
0%
Unlinked
CPI - linked
Foreign currency

Volume of Activity and Profit by Linkage Segment Excl. Other Income
(Percent)

Volume*
Profit*
* Including ALM and Hedge transactions

Set out below is the contribution of the different linkage segments to profit from financing activity:

	2008			2007		
	Volume of activity	Contribution to profit including effect of derivatives	Interest spread	Volume of activity	Contribution to profit including effect of derivatives	Interest spread
	%	NIS millions	%	%	NIS millions	%
Israeli currency:						
Unlinked	**36.8**	**4,231**	**2.01**	32.1	3,865	2.37
CPI-linked	**12.2**	**1,012**	**1.00**	12.4	1,103	0.94
Foreign currency (including f.c. linked)	**51.0**	**1,445**	**0.52**	55.5	2,118	0.77
Other derivative financial instruments, net (non-ALM)	**-**	**(425)**	**-**	-	(38)	-
Other financing income (expenses), net	**-**	**(3.007)**	**-**	-	(115)	-
Total	**100.0**	**3,256**	**1.17**	100.0	6,933	1.39

The overall interest spread stood at 1.17% in 2008, compared with 1.39% in 2007.

Unlinked NIS segment - Profit from financing activity in the unlinked NIS segment increased by NIS 366 million, an increase of 9.5% compared with 2007, and totaled NIS 4,231 million, due mainly to an increase in financial capital invested in this segment and an increase in the volume of activity. On the other hand, the interest spread in this segment decreased and stood at 2.01%, compared with 2.37% in 2007. The decrease in the interest spread in this segment mainly resulted from an increase in the volume of off-balance-sheet activity in derivative financial instruments, which is carried out at lower spreads relative to balance-sheet activity.

CPI-linked NIS segment - Profit from financing activity in the CPI-linked NIS segment decreased by NIS 91 million, a decrease of 8.3% compared with 2007, and totaled NIS 1,012 million. The decrease mainly resulted from a decrease in the financial capital invested in this segment, and was offset by the positive effect of the 4.5% increase in the known CPI in 2008, versus a 2.8% increase in 2007. On the other hand, the interest spread in this segment increased and stood at 1%, compared with 0.94% in 2007.

Foreign-currency denominated and foreign-currency linked segment - Profit from financing activity in this segment decreased by NIS 673 million, a decrease of 31.8% compared with 2007, and totaled NIS 1,445 million. The interest spread in this segment decreased and stood at 0.52% in 2008, compared with 0.77% in 2007. The decrease in profit and the decrease in the interest spread resulted from factors including a decrease in financing income on the financial capital invested in this segment, mainly as a result of a decrease in the foreign-currency interest rate, which caused an increase in the fair value of financial liabilities in derivative instruments in foreign currency and the erosion of financial capital in this segment. In addition, note that activity in options, mainly currency options, not included in the segment's results contributed to a profit of NIS 167 million, compared with a loss of NIS 48 million in 2007.

Other derivative financial instruments, net - Includes net results of activity in derivative financial instruments not defined as hedging or ALM activity, principally the results of back-to-back activity in structured products, as well as activity in currency and interest-rate options. A net expense in the amount of NIS 425 million was recorded in 2008, compared with a net expense of NIS 38 million in the previous year. The increase in net expenses in the amount of NIS 387 million was mainly due to an increase of NIS 584 million in financing losses in respect of the credit-derivatives portfolio. The decrease was offset by an increase of NIS 215 million in the results of operations in options, mainly currency options, which resulted from the effect of changes in exchange rates.

Other financing expenses, net - Net expenses in the amount of NIS 3,007 million were recorded in 2008, compared with NIS 115 million in 2007. The increase in expenses mainly resulted from an increase of NIS 2,729 million in losses in respect of investments of the Bank's overseas offices in asset-backed securities (for further details, also see the section Activity of the Bank Group in Asset-Backed Securities). In addition, a decrease of NIS 45 million occurred in interest income on doubtful debts not previously allocated to profit and loss.

Set out below is the development of financing profit by principal segments of activity:

	For the year ended December 31		
	2008	2007*	Change
Segment	NIS millions		%
Households Segment	**1,970**	2,009	(1.9)
Private Banking Segment	**1,320**	1,292	2.2
Small Business Segment	**981**	965	1.7
Commercial Segment	**507**	562	(9.8)
Corporate Segment	**1,706**	1,036	64.7
Financial Management Segment	**(3,228)**	1,069	(402.0)
Total	**3,256**	6,933	(53.0)

* Reclassified.

The increase in profit from financing activity in the Corporate Segment mainly resulted from a decrease in losses in respect of investments by the Bank's overseas offices in SIV type asset-backed securities, the results of operations of which were recorded in this segment. The total loss in these securities amounted to NIS 345 million in 2008, compared with a loss in the amount of NIS 1,122 million in 2007.

The loss from financing activity in the Financial Management Segment mainly resulted from losses recorded due to the effects of the financial crisis. A loss of NIS 3,560 million was recorded in MBS, ABS, and CDO asset-backed securities in 2008, compared with a loss of NIS 54 million in 2007. In addition, loss on the credit-derivative portfolio increased by a total of NIS 584 million.


1200
1100
1000
900
800
10%
8%
6%
4%
2%
04
05
06
07
08

General and Supplementary Provision for Doubtful Debts
(NIS million)

Balance
O As a percentage of shareholders' equity


1800
1450
1100
750
400
1.0%
0.75%
0.5%
0.25%
0%
04
05
06
07
08

Specific Provision for Doubtful Debts
(NIS million)

Amount
O As a percentage of credit to the public

The provision for doubtful debts was made on a conservative basis, with due regard for assessments of the risks in the credit portfolio.The provision for doubtful debts totaled NIS 1,520 million, compared with NIS 513 million in 2007, an increase of 196.3%.

The specific provision for doubtful debts totaled NIS 1,543 million, compared with NIS 565 million in 2007. On one hand, specific provisions increased in 2008 and totaled NIS 2,447 million, compared with NIS 1,282 million in 2007, mainly arising from the construction, real-estate, industry, financial services, communications, and computer services sectors.

On the other hand, reduced provisions and the collection of debts written off in previous years totaled approximately NIS 904 million in 2008, compared with NIS 717 million in 2007.The increase mainly resulted from the settlement of a debt by a borrower, against the majority of whose credit the Bank had recorded a provision for doubtful debts in previous years.

The rate of the specific provision was 1.10% of total credit to the public in 2008, compared with 0.62% in the previous year.The increase in the rate of the provision reflects the damage to the repayment capability of borrowers and the increase in the level of credit risk as a result of the global crisis and the downturn in economic activity in Israel.

The rate of the specific provision, after the decrease in provisions and the collection of debts written off in the past, reached 0.69%, compared with 0.27% in the previous year.

The supplementary provision for doubtful debts, which is taken for unidentified risks in customer indebtedness portfolios decreased by NIS 23 million in 2008. In 2007, this provision decreased by NIS 52 million.The balance of the supplementary provision for doubtful debts totaled NIS 374 million on December 31, 2008.

The balance of the general provision, determined according to the directives of the Supervisor of Banks, totaled NIS 679 million on December 31, 2008.The aggregate total of the general and supplementary provisions for doubtful debts on December 31, 2008 amounted to NIS 1,053 million, compared with NIS 1,088 million at the end of 2007.

For further details, see Note 5 to the Financial Statements with regard to the components of the specific provision and the supplementary provision for doubtful debts.

Set out below are details of the annual provision for doubtful debts:

	For the year ended December 31	
	2008	2007
	NIS millions	
Specific provision during the period	**2,447**	1,282
Reduction of specific provision and collection of debts previously written off	**(904)**	(717)
Change in specific provision	**1,543**	565
Change in supplementary provision	**(23)**	(52)
Total	**1,520**	513
Ratio of specific provision to total credit to the public:		
Specific provision during the period	**1.10%**	0.62%
Reduction of specific provision and collection of debts previously written off	**(0.41%)**	(0.35%)
Total	**0.69**	0.27%

In the fourth quarter, the provision for doubtful debts totaled NIS 765 million, compared with a negative provision of NIS 9 million in the same period of 2007.

The specific provision for doubtful debts totaled NIS 825 million in the fourth quarter, compared with NIS 125 million in the same period of 2007.The rate of the specific provision was 1.81% of total credit to the public in the fourth quarter of 2008, compared with 0.67% in the same quarter last year.The increase in the rate of the specific provision reflects the damage to the repayment capability of borrowers and the increase in the level of credit risk as a result of the global crisis and the downturn in economic activity in Israel.

The supplementary provision for doubtful debts, made in respect of unidentified risks in customer indebtedness portfolios, decreased by NIS 60 million in the fourth quarter of the year, compared with a decrease of NIS 134 million in the fourth quarter of 2007.

Set out below is the quarterly development of the provisions for doubtful debts:

	2008				2007			
	Q4	**Q3**	**Q2**	**Q1**	Q4	Q3	Q2	Q1
	NIS millions							
Specific provision during the period	**1,004**	**720**	**376**	**347**	346	276	350	310
Reduction of specific provision and collection of debts written off in the past	**(179)**	**(309)**	**(141)**	**(275)**	(221)	(198)	(188)	(110)
Change in specific provision	**825**	**411**	**235**	**72**	125	78	162	200
Change in supplementary provision	**(60)**	**60**	**17**	**(40)**	(134)	61	40	(19)
Total	**765**	**471**	**252**	**32**	(9)	139	202	181
Rate of specific provision out of total credit to the public*:								
Specific provision	**1.81%**	**1.34%**	**0.71%**	**0.66%**	0.67%	0.55%	0.73%	0.66%
Reduction of specific provision and collection of debts written off in the past	**(0.32%)**	**(0.58%)**	**(0.27%)**	**(0.52%)**	(0.43%)	(0.39%)	(0.39%)	(0.23%)
Total	**1.49%**	**0.76%**	**0.44%**	**0.14%**	0.24%	0.16%	0.34%	0.43%

* On an annual basis.

Set out below are details of the provision for doubtful debts by principal segments of activity:

	For the year ended December 31		
	2008	2007	Change
Segment	NIS millions		%
Households Segment	**206**	184	12.0
Private Banking Segment	**59**	27	118.5
Small Business Segment	**189**	155	21.9
Commercial Segment	**119**	109	9.2
Corporate Segment	**947**	38	
Total	**1,520**	513	196.3

The effects of the financial crisis and the deterioration of the economy are mainly reflected in the provisions for doubtful debts in the Corporate Segment, which totaled NIS 947 million, compared with NIS 38 million in 2007, an increase of NIS 909 million.

Profit from financing activity after provision for doubtful debts totaled NIS 1,736 million, compared with NIS 6,420 million in 2007, a decrease of 73.0%.



8.57%
7.11%
3.59%
2.28%
17.47%
18.84%
2.45%
1.93%
7.41%
30.35%
Account management fees
Payment - system services
Income from credit cards
Processing of credit and preparation of contracts
Computerized services, information & authorizations
Foreign trade & special foreign currency services
Securities activity income
Mutual & provident fund management fees
Mutual & provident fund distribution fees
Other income

Composition of Operating Income
(Percent)

Operating and other income totaled NIS 4,655 million, compared with NIS 5,250 million in 2007, a decrease of 11.3%.

Income from capital-market activity decreased by 18.1% in 2008 and totaled NIS 1,334 million, compared with NIS 1,628 million in 2007.

Fee income from securities activity totaled NIS 990 million, compared with NIS 995 million in 2007, a decrease of 0.5%.

Income from provident-fund management fees totaled NIS 89 million in 2008, compared with NIS 326 million in 2007, a decrease of 72.7%. The decrease resulted from the sale of the Bank's provident-fund management rights, most of which was carried out during 2007, and which was completed at the end of the first quarter of 2008.

Income from mutual-fund management fees originating with the activity of subsidiaries abroad totaled NIS 17 million in 2008, compared with NIS 42 million in 2007, a decrease of 59.5%. The decrease resulted from a decrease in the volume of activity, due to the crisis overseas.

Income from mutual-fund distribution fees reached NIS 167 million, compared with NIS 235 million in 2007, a decrease of 28.9% as a result of a decline in volumes of the funds' assets.

Income from operating fees of provident and mutual funds totaled NIS 71 million, compared with NIS 30 million in 2007.

Net loss in the amount of NIS 113 million was recorded in respect of investments in shares in 2008, compared with net profit in the amount of NIS 251 million in 2007. The loss in 2008 resulted from a provision for decline in value of an other-than-temporary nature of shares in the amount of NIS 272 million, which was offset by profit from the sale of shares of MasterCard in the amount of NIS 71 million and by a dividend from shares held in receivership in the amount of NIS 88 million. In 2007, this item mainly included dividend income from shares held in receivership.

Operating and other income not derived from capital-market activity or investment in shares totaled NIS 3,434 million in 2008, compared with NIS 3,371 million in 2007, an increase of 1.9%. This income was influenced by the amendment of the Banking Law (Service to Customers), 5741-1981 concerning banking fees, which took effect in July 2008. The Bank estimates that the effect of the amendment to the law will decrease the Bank's income by a total of approximately NIS 200 million, per year.

The contribution of credit-card companies to the operating income of the Bank Group (before deduction of related expenses) increased to a total of NIS 1,413 million, compared with NIS 1,252 million in 2007, an increase of 12.9%, as a result of an increase in the volume of activity.

Income from payment-system services increased by 13.1% to a total of NIS 813 million, compared with NIS 719 million in 2007, mainly due to charges of transactions fees in direct channels and in staffed channels for individuals and small businesses.

By contrast, income from handling credit and preparing contracts decreased to a total of NIS 345 million, compared with NIS 362 million in 2007, of which approximately NIS 45 million resulted from the reduction of credit and collateral processing fees for individuals and small businesses, due to the aforesaid new legislation in this area.

Income from computerized services, information, and authorizations decreased to a total of NIS 90 million, compared with NIS 109 million in 2007.

Income from account-management fees decreased and totaled NIS 331 million, compared with NIS 477 million in 2007, a decrease of 30.6%. Most of the decrease, in the amount of approximately NIS 120 million, resulted from the recent legislation in this area, primarily the cancellation of package fees.

In the fourth quarter of 2008, operating and other income totaled NIS 1,013 million, compared with NIS 1,362 million in the same quarter of 2007, a decrease in the amount of NIS 349 million. The decrease year-on-year in the fourth quarter mainly resulted from a provision for a decline in value of an other-than-temporary nature of shares held by the Bank, in the amount of NIS 127 million; and a decrease in income from capital-market activity in the amount of NIS 137 million, mainly due to the sale of provident funds, which contributed to income in the preceding year, and a decrease in mutual-fund distribution fees, due to a decrease in the volume of assets. The effects of the legislation concerning fees also contributed a decrease of approximately NIS 50 million in comparison to the same quarter of the previous year.


24.9%
2008
58.5%
16.6%
23.6%
2007
60.0%
16.4%

Breakdown of Operating and Other Expenses (Precent)

- Salary and related expenses
- Maintenance and depreciation of buildings and equipment
- Other expenses

Operating and other expenses totaled NIS 8,147 million, compared with NIS 7,940 million in 2007, an increase of 2.6%.

Salary expenses totaled NIS 4,762 million, compared with NIS 4,769 million in 2007, an increase of 0.1%. On the one hand, the decrease is a result of the decrease in the provision for bonuses; the effect of the decrease in the Bank's share price on expenses for phantom options; and the cessation of consolidation of the data of Bank Massad and Bank Yahav. On the other hand, the decrease was offset by the voluntary-retirement program, as described below; the effects of the wage agreement on provisions for benefits; and losses recorded in severance compensation funds.

In March 2008, the Bank's Board of Directors decided to offer employees a voluntary-retirement program at a cost of NIS 250 million. The expense for the program was included in the financial statements for 2007. In May 2008, the Board of Directors of the Bank decided to offer an additional voluntary-retirement program, at a total cost of NIS 345 million.

Maintenance expenses and depreciation of buildings and equipment totaled NIS 1,355 million, compared with NIS 1,300 million in 2007, an increase of 4.2%, mainly due to an increase in depreciation expenses on computer software.

Other expenses totaled NIS 2,030 million, compared with NIS 1,871 million in 2007, an increase of 8.5%, mainly due to an increase in expenses for fees paid for activities in the securities market and in credit cards, as a result of the increase in volumes; an increase in expenses for professional services; and an increase in the provision for legal claims.

The coverage rate of operating and other expenses by operating and other income reached 57.1%, compared with 66.1% in 2007.


8000
6500
5000
3500
2000
75%
70%
65%
60%
55%
04
05
06
07
08

Operating Income and Operating Expenses (NIS million)

- Operating income
- Operating expenses
- Operational coverage ratio

Operating loss before taxes totaled NIS 1,756 million, compared with profit in the amount of NIS 3,730 million in 2007.

The provision for taxes (tax benefit) on operating profit (loss) totaled a tax benefit of NIS 397 million, compared with a provision for taxes in the amount of NIS 1,458 million in 2007. With regard to the revocation of the Income Tax Law (Adjustments for Inflation), see the Taxation Status section below.

Operating loss after taxes totaled NIS 1,359 million, compared with profit in the amount of NIS 2,272 million in 2007.

The Bank's share in the net operating results of equity-basis investees after taxes amounted to a loss of NIS 195 million in 2008, mainly as a result of the recording of the Bank's share in the losses of Clal Insurance Enterprises Holdings and Delek Real Estate, compared with profit in the amount of NIS 189 million in 2007, which mainly resulted from the contribution of Clal Insurance Enterprises Holdings.

Minority interests' share in net results of consolidated companies totaled a share in loss in the amount of NIS 85 million in 2008, compared with a share in profit in the amount of NIS 133 million in 2007.

Operating loss totaled NIS 1,469 million in 2008, compared with profit in the amount of NIS 2,328 million in 2007.

Net profit from extraordinary transactions after taxes totaled NIS 574 million, mainly resulting from profit from the sale of provident-fund management rights in the amount of NIS 443 million, profit from the sale of Bank Massad in the amount of NIS 50 million, and profit from the sale of Bank Yahav in the amount of NIS 49 million.

In 2007, this profit totaled approximately NIS 351 million, mainly due to the sale of provident-fund management rights in the amount of NIS 321 million, and profit from the sale of shares of Clal Insurance Enterprises Holdings in the amount of NIS 52 million. These profits were offset by expenses for deferred taxes recorded in respect of the expected realization of the Bank's investments in Bank Yahav and Bank Massad, in the amount of approximately NIS 80 million.


13000
10750
8500
6250
4000
105%
90%
75%
60%
45%
04
05
06
07
08

Total Income and Operating Expenses (NIS million)

Total income
Operating expenses
Cost-income ratio

Loss of the Bank Group totaled NIS 895 million in 2008, compared with net profit in the amount of NIS 2,679 million in 2007.

Net profit (loss) per share of NIS 1 par value amounted to a loss of NIS 0.69, compared with profit of NIS 2.13 in 2007.

Returns on equity(1):

	2008	2007	2006	2005	2004
Net return of operating profit (loss) on equity	**(7.8)**	12.3%	14.4%	14.6%	12.5%
Net return (loss) on equity	**(4.8)**	14.1%	19.4%	18.3%	14.4%

Returns on equity(1), quarterly breakdown (in annual terms):

	2008				2007			
	Q4	**Q3**	**Q2**	**Q1**	Q4	Q3	Q2	Q1
Net return of operating profit (loss) on equity	**(7.9%)**	**8.3%**	**12.6%**	**(36.8%)**	2.0%	18.4%	16.1%	16.0%
Net return (loss) on equity	**(7.3%)**	**9.6%**	**13.8%**	**(29.8%)**	4.6%	18.3%	23.0%	14.6%

(1) Pursuant to a directive of the Supervisor of Banks, the method of calculation of return on equity has changed as of 2008 so that return on equity is now calculated based on average equity. Until the change, return on equity was calculated based on shareholders' equity at the beginning of the year, plus the weighted proceeds of issued capital. Comparative data in the report have been restated.

Developments in Balance-Sheet Items

The consolidated balance sheet totaled NIS 306.8 billion on December 31, 2008, compared with NIS 303.0 billion on December 31, 2007, an increase of 1.3%. Excluding the balances of Bank Massad and Bank Yahav at the end of 2007, an increase of 4.8% occurred.



300
250
200
150
100
04
05
06
07
08

Total Balance Sheet
(NIS billion)
Amount

Set out below are the developments in the main balance sheet items:

	Dec. 31, 2008	Dec. 31, 2007	Change	
		NIS millions		%
Total balance sheet	**306,847**	302,991	3,856	1.3
Credit to the public	**222,100**	*204,725	17,375	8.5
Cash on hand and deposits with banks	**38,590**	*35,695	2,895	8.1
Securities	**26,657**	*48,406	(21,749)	(44.9)
Deposits from the public	**226,953**	231,750	(4,797)	(2.1)
Bonds and subordinated notes	**20,818**	18,812	2,006	10.7
Shareholders' equity	**18,795**	18,778	17	0.1

* Reclassified.

Off-Balance Sheet Activity

Set out below are the developments in the main off-balance-sheet items:

	December 31		
	2008	2007	Change
	NIS millions		%
A. Off-balance-sheet financial instruments, excluding derivatives:			
Documentary credit	**1,636**	1,113	47.0
Guarantees and other commitments	**31,943**	32,398	(1.4)
Unutilized credit-card credit facilities	**10,456**	12,089	(13.5)
Unutilized revolving overdraft and other credit facilities in on-demand accounts	**69,374**	63,486	9.3
Irrevocable obligations to grant credit approved but not yet provided, and obligations to provide guarantees	**31,619**	41,782	(24.3)
B. Derivative instruments (notional value amounts):			
Interest contracts	**204,485**	205,065	(0.3)
Currency contracts	**185,987**	249,922	(25.6)
Share contracts	**21,756**	42,749	(49.1)
Commodity and service contracts (including credit derivatives)	**17,684**	15,852	11.6
Total notional value of derivatives	**429,912**	513,588	(16.3)

Customers' Assets

Set out below are the developments in the balance of off-balance sheet monetary assets of the Bank Group's customers for which the Bank Group provides operational management and/or custody services:

	December 31		
	2008	2007*	Change
	NIS millions		%
In securities portfolios(1)(2)	**450,797**	524,417	(14.0)
In mutual funds(3)	**30,633**	40,110	(23.6)
Total assets of provident funds receiving operational services(3)	**60,999**	74,983	(18.6)
Total	**542,429**	639,510	(15.2)

* Restated. Does not include data of Bank Massad and Bank Yahav, which were sold during 2008.
(1) Including securities balances of provident funds and mutual funds for which the Bank Group provides operational services.
(2) Excluding mutual funds held by customers of the Bank.
(3) The Bank Group in Israel had no provident-fund or mutual-fund management rights at the end of 2008.

Credit to the public amounted to NIS 222.1 billion on December 31, 2008, compared with NIS 204.7 billion at the end of 2007, an increase of 8.5%, or an increase of 10.8% excluding the effects of the sale of Bank Massad and Bank Yahav during 2008. The increase was mainly influenced by an increase in credit to private individuals at a rate of 4.6%, as well as by the construction and real-estate sectors at a rate of 14.7% and by the industry sector at a rate of 10.1%. Balances of credit to the public increased by 3.6% in the last quarter of the year.



100
80
60
40
20
07
08

Credit to the Public by Linkage segment (NIS billion)

Unlinked
CPI - linked
Foreign currency denominated and linked

Set out below are data regarding the volume of credit to the public, by linkage segment:

	Balance as at December 31		Change		Share of segment in total credit to the public as at December 31	
	2008	2007*	Change		**2008**	2007
	NIS millions		NIS millions	%	%	%
Israeli currency:						
Unlinked	**109,348**	91,148	18,200	20.0	**49.2**	44.5
CPI-linked	**57,213**	56,133	1,080	1.9	**25.8**	27.4
Foreign currency (including f.c. linked)	**55,484**	56,496	(1,012)	(1.8)	**25.0**	27.6
Non-monetary items	**55**	948	(893)	-	**0.0**	0.5
Total	**222,100**	204,725	17,375	8.5	**100.0**	100.0

* Reclassified.

Credit in the unlinked shekel segment increased by NIS 18.2 billion, an increase of 20.0%. The increase in the share of unlinked credit in the credit portfolio is an ongoing trend, partially accounted for by a decrease in the short-term monetary interest rate in 2008.

Credit in the CPI-linked shekel segment increased by NIS 1.1 billion, an increase of 1.9%.

Foreign-currency-denominated and foreign-currency-linked credit decreased by NIS 1.0 billion, a decrease of 1.8%.

Total Credit Risk to the Public

Total credit risk to the public includes risk in respect of balance-sheet credit, which is comprised of credit to the public, investments in corporate bonds, assets arising from derivative instruments transacted with the public as the counterparty; and off-balance-sheet credit risk, which includes guarantees, transactions in off-balance-sheet financial instruments, unutilized credit facilities, and obligations to grant credit. For further details, see Appendix 5 to the Board of Management's Report.

Total credit risk to the public on December 31, 2008 totaled approximately NIS 384.6 billion, compared with approximately NIS 385.5 billion at the end of 2007, an decrease of 0.2%. An increase in the amount of approximately NIS 9.0 billion occurred in the private individuals sector , despite the cessation of inclusion of the data of Bank Massad and Bank Yahav, which were included mainly in this sector. Excluding the data of Bank Massad and Bank Yahav, the increase in the private individuals sector amounted to approximately NIS 15.4 billion. In addition, an increase occurred in the construction and real-estate sector in the amount of approximately NIS 5.7 billion, as well as an increase in the industry sector in the amount of approximately NIS 4.4 billion. On the other hand, a decrease occurred in the financial services sector, in the amount of approximately NIS 25.3 billion, as a result of the sale of the MBS portfolio at the New York branch, provisions for the decline in value of asset-backed securities, and a decrease in unutilized credit facilities, mainly in the United States.



0.5%
12.6%
32.3%
11.0%
1.0%
22.8%
11.1%
15.9%

Breakdown of Credit to the Public by Economic Sector
(Including off-balance sheet items, percent)
- Agriculture
- Industry
- Construction & Real Estate
- Commerce, Hospitality & Communications
- Financial and Business services
- Other services & infrastructure
- Individuals

- Problematic Credit
- Overall Credit Risk to the Public

Set out below is the development of overall credit risk(1) to the public by principal sectors of the economy:

	December 31, 2008		December 31, 2007*		
	Total credit risk to the public	Percent of total	Total credit risk to the public	Percent of total	Rate of change
Economic Sectors	In NIS millions	%	In NIS millions	%	%
Agriculture	**1,878**	**0.5**	1,815	0.5	3.5
Industry	**48,501**	**12.6**	44,057	11.4	10.1
Construction & real estate	**65,350**	**17.0**	59,668	15.5	9.5
Electricity & water	**7,587**	**2.0**	6,768	1.8	12.1
Commerce	**23,517**	**6.1**	23,409	6.1	0.5
Hotels, hospitality & food services	**8,992**	**2.4**	8,424	2.2	6.7
Transportation & storage	**9,319**	**2.4**	8,242	2.1	13.1
Communications & computer services	**7,707**	**2.0**	7,529	2.0	2.4
Financial services	**61,246**	**15.9**	86,551	22.3	(29.2)
Business & other services	**16,649**	**4.3**	13,844	3.6	20.3
Public & community services	**9,659**	**2.5**	10,003	2.6	(3.4)
Private individuals - housing loans	**32,743**	**8.5**	30,145	7.8	8.6
Private individuals - other	**91,466**	**23.8**	85,077	22.1	7.5
Total	**384,614**	**100.0**	385,532	100.0	0.2

* Reclassified. Other debtors in respect of credit cards in the amount of NIS 5,277 million, previously presented as a separate line item, were classified into the various economic sectors.

(1) Including off-balance sheet credit risk, investments in corporate bonds, securities which were borrowed or bought under agreements to resell transacted with the public and assets arising from derivative instruments transacted with the public as the counterparty.

Construction and Real Estate

Total credit risk to the sector at the end of 2008 totaled NIS 65.4 billion, compared with NIS 59.7 billion at the end of 2007, an increase of 9.5%. Most of the increase was noted in activity in Israel, in the item balance-sheet credit to the public.

Residential construction - The rate of housing starts decreased slightly in 2008, relative to 2007. The global crisis in this industry was mainly felt in the second half of the year, whereas the first half was marked by continued demand and a decrease in the supply of new homes, and a consequent continued increase in prices. The global crisis caused the trend to reverse in the second half of the year, as expressed in a slowdown in purchases of homes due to buyers' expectations of a decrease in prices, as well as a significant decrease in the volume of sales and in prices of luxury homes.

Non-residential construction (yield-generating real estate) - The increase in construction starts continued in 2008, especially in construction for commerce and industry. The effects of the global crisis and the economic slowdown in the last months of the year led to a decrease in demand for commercial space in the second half of the year. The deterioration in activity in this sector in 2008 led to an increase in problematic debts, at a rate of 24.8%.

Industry

Total credit risk in the industry sector was NIS 48.5 billion at the end of 2008, compared with NIS 44.1 billion at the end of 2007, an increase of 10.1%. Most of the increase was influenced by new credit extended to a major customer.

The effects of the global crisis in this sector were apparent in the second half of the year, as industrial exports decreased at an annualized rate of 7% due to the decrease in global demand. The global recession led to a sharp decline in some prices, especially in the areas of chemicals and metals.

Commerce

Total credit risk in the commerce sector at the end of 2008 was NIS 23.5 billion, compared with NIS 23.4 billion at the end of 2007, an increase of 0.5%. Revenues in this sector remained stable in 2008 compared to 2007, but the second half of the year was marked by a sharp decline in private consumption, which led to a decrease in revenues at an annualized rate of 7.5%. The deterioration in activity in this sector in 2008 led to an increase in problematic debts, at a rate of 17.0%.

Financial Services

The financial-services sector recorded a steep decrease in overall credit risk, to NIS 61.2 billion, compared with NIS 86.6 billion in 2007, a decrease of 29.2%, as a result of the sale of MBS at the New York branch, provisions for declines in value of asset-backed securities, and a decrease in unutilized credit facilities, mainly in the United States.

Private Individuals - Other

Overall credit risk in this sector totaled approximately NIS 91.5 billion at the end of 2008, compared with NIS 85.1 billion at the end of 2007, an increase of 7.5%. The increase mainly results from unutilized credit facilities. Excluding the data of Bank Massad and Bank Yahav, the increase in the private individuals-others sector amounted to approximately NIS 12.8 billion; of which NIS 2.7 billion relates to an increase in consumer credit and the balance relates to an increase in unutilized credit facilities in Israel.

Problematic Debts

The volume of problematic borrowers increased significantly as of the third quarter of 2008, as a result of the global financial crisis and the deterioration in economic conditions.

Set out below are the developments in problematic debts[1], according to the classifications established by the Supervisor of Banks:

	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007
Problematic debts					
Non-income-bearing[6]	**4,140**	3,870	3,366	3,454	3,820
Restructured[2][1][b]	**829**	814	1,167	1,155	1,536
Designated for restructuring[3][b]	**1,884**	47	364	678	338
In temporary arrears	**702**	606	616	714	1,164
Under special supervision[a][b]	**6,120**	8,083	5,331	5,950	6,261
Total balance-sheet credit to problematic borrowers[1]	**13,675**	13,420	10,844	11,951	13,119
Off-balance-sheet credit risk in respect of problematic borrowers[1][5][6]	**2,040**	1,515	1,364	1,448	1,512
Bonds	**358**	*271	*199	195	525
Other assets in respect of derivative instruments	**12**	2	9	15	1
Deposits with foreign banks	**57**	-	-	-	-
Total problematic debts[1]	**16,142**	*15,208	*12,416	13,609	15,157
Assets received in respect of settled credit	**207**	435	374	500	530
(a) Of which: credit for housing in respect of which a provision commensurate with the extent of arrears exists	**457**	472	492	495	499
(b) Of which: debts for which a specific provision exists[4]	**3,919**	2,734	3,604	3,741	4,085

* Reclassified.

(1) Not including problematic debts covered by collateral that can be deducted for the purpose of limits to the indebtedness of a borrower and of a group of borrowers.

(2) Credit restructured in the course of the current year, and credit restructured in previous years with waiver of income.

(3) Credit to borrowers for whom a restructuring decision has been made but not yet implemented.

(4) Except for housing credit for which a provision commensurate with the extent of arrears exists.

(5) As calculated for the purpose of limits to the indebtedness of a borrower and of a group of borrowers, except in respect of guarantees provided by a borrower to secure the indebtedness of a third party.

(6) In the month of December 2008, the Bank implemented a new mechanical system for the allocation of collateral to the various debt items. In the new system, attribution of collateral to debt items is performed automatically, based on a methodology formulated at the Bank. In the first stage, collateral is attributed to off-balance-sheet items. Afterwards, the balance of collateral is attributed to balance sheet items. As a result of this, an increase of approximately NIS 300 million was recorded in off-balance-sheet credit risk related to problematic borrowers. Concurrently, an identical decrease was recorded in balance-sheet credit related to problematic borrowers.

Cash on hand and deposits with banks totaled NIS 38.6 billion, compared with NIS 35.7 billion at the end of 2007, an increase of 8.1%.

Deposits with central banks totaled NIS 29.9 billion, of which NIS 23.7 billion with the Bank of Israel, compared with NIS 4.2 billion at the end of 2007. The increase resulted from withdrawals of deposits with foreign commercial banks, and the redirection of the funds withdrawn to deposits with central banks, mainly with the Bank of Israel. The balance of deposits with foreign banks totaled NIS 6.2 billion at the end of 2008, compared with a total balance of NIS 27.4 billion at the end of 2007.

	December 31		
	2008	2007	Change
	NIS millions		%
Cash	**2,014**	2,256	(10.7)
Deposits with the Bank of Israel	**23,656**	3,552	-
Deposits with central banks abroad	**6,262**	599	-
Deposits with banks in Israel	**458**	1,876	(75.6)
Deposits with foreign commercial banks	**6,200**	27,412	(77.4)
Total	**38,590**	35,695	8.1

Securities held by the Bank Group on December 31, 2008 totaled NIS 26.7 billion, compared with NIS 48.4 billion at the end of 2007, a decrease of 44.9%.

The decrease mainly resulted from the sale of MBS, the balance of which totaled NIS 13.5 billion at the beginning of the year (this amount includes the effect of the appreciation of the shekel, in the amount of NIS 1.9 billion), as described in the section Activity of the Bank Group in Asset-Backed Securities. In addition, redemption of bonds of foreign banks in the amount of NIS 2.9 billion, and a decrease in balances in the amount of NIS 4.1 billion as a result of the cessation of consolidation of the data of Bank Massad and Bank Yahav due to the sale of these banks, contributed to the decrease.

For details regarding liens, see Note 16 to the Financial Statements.

Classification of the securities of the Bank Group are set out below:

	December 31, 2008				
	Depreciated cost	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value	Balance-sheet value
			NIS millions		
Bonds					
Held to maturity	**2,045**	**-**	**(12)**	**2,033**	**2,045**
Available for sale	**21,191**	**361**	**(483)**	**21,069**	**21,069**
For trade	**1,691**	**22**	**(3)**	**1,710**	**1,710**
	24,927	**383**	**(498)**	**24,812**	**24,824**
Shares*					
Available for sale	**1,644**	**207**	**(38)**	**1,813**	**1,813**
For trade	**21**	**-**	**(1)**	**20**	**20**
	1,665	**207**	**(39)**	**1,833**	**1,833**
Total securities	**26,592**	**590**	**(537)**	**26,645**	**26,657**

* Including participatory units in mutual funds.

Classification of the securities of the Bank Group are set out below (continued):

	December 31, 2007*				
	Depreciated cost	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value	Balance-sheet value
			NIS millions		
Bonds					
Held to maturity	2,754	-	(3)	2,751	2,754
Available for sale	41,092	332	(941)	40,483	40,483
For trade	3,259	7	(3)	3,263	3,263
	47,105	339	(947)	46,497	46,500
Shares**					
Available for sale	1,513	370	(7)	1,876	1,876
For trade	30	-	-	30	30
	1,543	370	(7)	1,906	1,906
Total securities	48,648	709	(954)	48,403	48,406

* Reclassified.
** Including participatory units in mutual funds.

Set out below are details of the unrealized loss from adjustments to fair value in respect of securities in the available-for-sale portfolio, as of December 31, 2008.

With respect to bonds:

	Duration of decline in value since start of decline				
	Up to 6 months	6-9 months	9-12 months	Over 12 months	Total
Rate of decline			NIS millions		
Up to 20%	138	5	17	137	297
20%-30%	13	-	-	15	28
Total	151	5	17	152	325

With respect to asset-backed securities:

	Duration of decline in value since start of decline				
	Up to 6 months	6-9 months	9-12 months	Over 12 months	Total
Rate of decline			NIS millions		
Up to 20%	29	-	7	50	86
20%-30%	-	-	46	26	72
Total	29	-	53	76	158

With respect to shares:

	Duration of decline in value since start of decline				
	Up to 6 months	6-9 months	9-12 months	Over 12 months	Total
Rate of decline	NIS millions				
Up to 20%	1	-	-	-	1
20%-30%	23	-	-	-	23
30%-40%	14	-	-	-	14
Total	38	-	-	-	38

The value of the Bank's portfolio of securities available for sale increased by an additional NIS 98 million, net, from the end of 2008 to the end of February 2009.

Set out below are the classifications of securities of the Bank Group, divided into governments, banks, and others:

	December 31, 2008				
	Depreciated cost	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value	Balance-sheet value
	In NIS millions				
Bonds and loans:					
Of governments	**15,524**	**354**	**(85)**	**15,793**	**15,799**
Of banks	**4,567**	**13**	**(75)**	**4,505**	**4,510**
Other financial institutions	**2,044**	**4**	**(151)**	**1,897**	**1,894**
Mortgage-backed securities (MBS)	**413**	**2**	**(40)**	**375**	**375**
Asset-backed securities (ABS)	**939**	**-**	**(118)**	**821**	**821**
Of others	**1,440**	**10**	**(29)**	**1,421**	**1,425**
Total bonds and loans	**24,927**	**383**	**(498)**	**24,812**	**24,824**
Shares:					
Of others	**1,665**	**207**	**(39)**	**1,833**	**1,833**
Total shares	**1,665**	**207**	**(39)**	**1,833**	**1,833**
Total securities	**26,592**	**590**	**(537)**	**26,645**	**26,657**

Set out below is the breakdown of the securities portfolio by linkage segment:

	Balance as at December 31			
	2008	2007		Change
	NIS millions		NIS millions	%
Israeli currency:				
Unlinked	**11,104**	13,564	(2,460)	(18.1)
CPI-linked	**2,469**	*2,443	26	1.1
Foreign currency (including f.c. linked)	**11,251**	*30,493	(19,242)	(63.1)
Non-monetary items	**1,833**	1,906	(73)	(3.8)
Total	**26,657**	*48,406	(21,749)	(44.9)

* Reclassified.

Total deposits amounted to NIS 236.8 billion on December 31, 2008, compared with NIS 243.0 billion at the end of 2007. These deposits include deposits from the public, deposits from the government, and deposits from the Bank of Israel and other banks.



225
200
175
150
125
85%
80%
75%
70%
65%
04
05
06
07
08

Deposits from the Public
(NIS billion)

Deposits from the public
As a percentage of balance sheet

Deposits from the public totaled NIS 227.0 billion on December 31, 2008, compared with NIS 231.8 billion at the end of 2007, a decrease of 2.1%, and an increase of 3.2% excluding the effect of the sale of Bank Massad and Bank Yahav during 2008.

The decrease mainly resulted from the redemption of callable CD's in the amount of approximately NIS 6.8 billion,a net decrease in deposits in overseas offices in the amount of NIS 3.9 billion the effect of the appreciation of the shekel against most foreign currencies in the amount of approximately NIS 3.1 billion; and from the cessation of consolidation of the data of Bank Massad and Bank Yahav in the amount of NIS 11.8 billion. An increase in deposits from the public in Israel in the amount of approximately NIS 19.6 billion, mainly in shekel deposits, and the influence of the CPI index in the amount of NIS 1.2 billion offset the decrease.

An increase of approximately NIS 12.2 billion occurred in the fourth quarter of 2008, as compared to the third quarter, as a result of the effect of the depreciation of the shekel against most foreign currencies, in the amount of approximately NIS 6.7 billion, and an increase in deposits from the public in Israel in the amount of approximately NIS 9 billion, mainly shekel deposits. A net decrease in deposits in overseas offices in the amount of NIS 3.5 billion offset this increase.

Set out below is the breakdown of the portfolio of deposits from the public, by linkage segment:

	Balance as at December 31				Share of segment in total deposits from the public as at December 31	
	2008	2007	Change		**2008**	2007
	NIS millions		NIS millions	%	%	%
Israeli currency:						
Unlinked	**117,016**	105,814	11,202	10.6	**51.6**	45.7
CPI-linked	**22,074**	23,305	(1,231)	(5.3)	**9.7**	10.1
Foreign currency (including f.c. linked)	**87,808**	101,683	(13,875)	(13.6)	**38.7**	43.9
Non-monetary items	**55**	948	(893)	(94.2)	**0.0**	0.4
Total	**226,953**	231,750	(4,797)	(2.1)	**100.0**	100.0


120
90
60
30
0
07
08

Deposits from the Public by Linkage Segment (NIS million)

Unlinked
CPI - linked
Foreign currency denominated and linked

Unlinked shekel deposits from the public totaled NIS 117.0 billion on December 31, 2008, compared with NIS 105.8 billion at the end of 2007, an increase of 10.6%. The unlinked shekel segment's share of total deposits reached 51.6%, compared with 45.7% at the end of 2007.

CPI-linked shekel deposits from the public totaled NIS 22.1 billion on December 31, 2008, compared with NIS 23.3 billion at the end of 2007, a decrease of 5.3%. The share of the CPI-linked shekel segment out of total deposits from the public fell from 10.1% at the end of 2007 to 9.7% at the end of 2008. This change reflects the continuing transition by the public from CPI-linked to unlinked shekel instruments. The trend expresses the public's preference for investments with a shorter horizon, as well as lessened concerns over inflation.

Foreign-currency-denominated and foreign-currency-linked deposits from the public decreased by 13.6% to a total of NIS 87.8 billion at the end of 2008, compared with NIS 101.7 billion at the end of 2007. A decrease in the amount of approximately NIS 6.8 billion resulted from the maturation of callable CDS deposits. The foreign-currency-denominated and foreign-currency-linked segment's share of total deposits reached 38.7% at the end of 2008, compared with 43.9% at the end of 2007.

Deposits from banks totaled NIS 8.2 billion at the end of 2008, compared with NIS 9.0 billion at the end of 2007.

Bonds and subordinated notes totaled NIS 20.8 billion on December 31, 2008, compared with NIS 18.8 billion at the end of 2007, an increase of 10.7%.

Buildings and Equipment

The depreciated cost of buildings and equipment totaled NIS 3.9 billion on December 31, 2008, similar to the end of 2007.

	December 31			
	2008			2007
	Cost	Accumulated depreciation	Balance	Balance
	NIS millions			
Buildings and land, including installations and improvements to rentals	**3,502**	**1,425**	**2,077**	2,182
Equipment, including computers and purchased software, furniture, and vehicles	**2,482**	**1,557**	**925**	991
Capitalized costs of internally developed software	**1,356**	**453**	**903**	768
Total	**7,340**	**3,435**	**3,905**	3,941

The buildings in which the Bank's business is conducted in Israel are owned by the Bank or by its property companies, or rented for various rental periods. The majority of assets in which the Group's business is conducted abroad are rented.

The Bank owns 197 properties, with an area of 208,000 square meters, of which 177 properties with an area of 112,000 square meters are used for branches and call centers; 15 properties with an area of 90,000 square meters are used for headquarters (some are also used by branches); and the remainder, with an area of 6,000 square meters, is used for support, storage, etc. Some of these properties are designated for sale.

In addition to the buildings under its ownership, the Bank rents 157 buildings, with an area of 86,000 square meters, of which 138 properties are used for branches, call centers, and the Bank's Central Back Office. Other properties house the Bank's headquarters, archives, warehouses, etc.

Rubinstein Towers - A key office building owned by the Bank, mainly occupied by Head Office employees, comprised of three towers with a total area of 43,500 square meters. In February 2008, the Bank exercised its option to buy the third tower, in consideration for NIS 69 million. Data referring to the area of the Head Office buildings include parking lots and warehouses.

For further information regarding buildings and equipment, see Note 8 to the Financial Statements.

IT Infrastructures

The Bank has two central IT sites: a main production site and a backup and development site, to ensure maximum survivability. A central computer and open systems are installed at each site, so that there is a backup for the Bank's critical systems in case of disaster or physical malfunction. The Bank's core system is installed at the production site on an IBM model Z10/711 mainframe computer with a power of 7,676 MIPS. The computer at the backup and development site is a Z9/703 model, with a power of 1,647 MIPS. In case of an emergency switch to the backup site, the Bank has the ability to immediately increase the power of the backup computer to the power level of the production computer by operating dormant engines; i.e., the backup site has the capacity for the computer power required for all of the Bank's routine business activity.

A rare, unexpected malfunction occurred in the IBM operating system of the Bank's central computer in the early morning of November 23, 2008. As a result of the malfunction, the Bank was unable to provide its customers with a considerable part of its services through its computer systems. However, the Bank continued to provide banking services to customers through employees at its branches. Immediately following the occurrence of the malfunction, experts at the Bank acted jointly with experts from IBM in Israel and abroad, and began working around the clock to repair the malfunction.

The malfunction was pinpointed during that day and repaired during the morning of November 24, 2008, and the central computer system of the Bank was brought to a condition allowing its renewed operation. From that time, the Bank's IT staff, accompanied by IBM experts, worked to capture and process data accumulated since the malfunction, some of which was received by the Bank from other banks and from the interbank clearing center, and some of which arose from transactions initiated by customers during the days of the malfunction, all in order to renew the operation of the computer system with the system functioning correctly. Early in the morning of November 25, 2008, the computer systems were opened for use by customers, including online banking, ATMs, and self-service machines. The Bank's branches opened as usual, providing the full normal array of services to customers. The majority of the data referring to transactions executed manually at the branches during the malfunction were transmitted to the computer system during the course of the day on November 25, 2008, and the data transmission and capture process was completed within a few days.

It should be emphasized that at no point was there any risk of loss or damage to the Bank's databases, which are backed up routinely and continually. The databases exist and existed in full, including all information, even in the course of the malfunction. The Bank is acting to draw conclusions from the malfunction in order to prevent the recurrence of such incidents.

The data storage volume on the central computer, based on magnetic disks made by HDS, is approximately 20 TB at both sites, with a "warm" copy of the information, which is updated simultaneously with the original data, at the backup site.

The open-system environment is based on Windows, UNIX, and Linux systems. Consolidation machines operate in this environment in which virtual servers are defined, with architecture allowing dynamic distribution and optimal resource utilization. A Service-Oriented Architecture (SOA) infrastructure has been established and implemented based on these infrastructures, in order to operate services in the organization, used by the various channels. In addition, a Business Product Management (BPM) infrastructure was established in order to manage business processes, and is currently in the process of implementation in several projects. Software infrastructures have been developed to accelerate development times and create uniformity for Web and portal systems, business-development processes, and Java development.

The central storage network for the open environments includes magnetic disks made by HDS, NETAPP, and IBM, with a capacity of 360 TB at both sites. In addition, there are two automated robotic systems made by IBM at the production and backup sites which maintain a supply of some 6,500 tapes containing two identical copies of an additional duplicate backup of all of the information and systems. Backups of data from the open-system servers are performed directly onto disks. The volume of disks for this purpose is 140 TB. The Bank has databases on optical disks which store copies of paper documents, mortgage documents, etc., for everyday use in data retrieval and in order to retain an accessible historical copy of these data. The Bank has a highly advanced data and voice communications network, with high data transmission speeds. The communications network has high survivability and includes backups that allow work with both of the Bank's IT centers. The Campus network, which connects the Bank's Head Office buildings, is based on an infrastructure of optical fibers with a high bandwidth.

The Bank's branches, regional managements, business centers, and Head Office units are computerized and are connected online to the IT centers in the Information Technology Area. 2,011 servers and 11,530 workstations are installed. In addition, stock-market information stations are installed at the branches, for use by customers and bankers. 517 advanced ATMs and 729 information and check-deposit devices are available to customers (321 are inside branches and 408 are on outer walls of branches).

The IT and operations systems of subsidiaries abroad are based on independent systems. Administrative responsibility for these systems rests with the management of the subsidiaries and their boards of directors, while professional responsibility belongs to the Head of the Information Technology Area. Subsidiaries abroad are linked to a network for communication with the Bank in Israel. This system is used for encrypted, secure voice and data communications. The Bank has invested in the development of an Internet system for the use of international customers which retrieves and presents information on customers' accounts at the Bank's offices abroad and in Israel.

Investment in information security in data systems is an integral, inseparable part of the development of modern information systems. In the Bank's systems, information security is implemented on several levels and circuits, in order to ensure that the Bank's systems are well protected against penetration, unauthorized access, or damage. The internal communication system is entirely separated from external networks by various means of protection, including advanced firewalls, data crypt services (Cyberark), and other methods. All external e-mail traffic is examined by antivirus software at a server external to the network, and is filtered and monitored before entering the internal e-mail system through several layers of protection. All workstations and servers at the Bank are protected at all times by up-to-date antivirus software and monitored online. All information-related projects at the Bank are accompanied from their inception by an information-security team that ensures strict compliance with information-security rules, preservation of the privacy of information, and the restriction of access to information to authorized personnel only. Security events in IT systems are referred in real time to an expert center of IT personnel, and addressed and documented from the initial stage of the event to its completion. Such events are also referred to the Audit Department. Material incidents are reported to the Board of Management and the Board of Directors. Events at IT units overseas are planned to be presented on the desktop of the center in Israel and transferred for handling by the unit overseas. The Bank routinely conducts resilience tests and information-security surveys of its systems, in order to ensure that information security is maintained at all times and complies with the strict rules established in this area.


19000
17500
16000
14500
13000
12%
10%
8%
6%
4%
04
05
06
07
08

Financial Strength Ratios

Shareholders' equity (NIS million)
Ratio of capital to risk assets
Ratio of Shareholders' equlty to total assets

Shareholders' equity totaled NIS 18.8 billion on December 31, 2008, similar to the balance at the end of 2007.

The ratio of shareholders' equity to total assets on December 31, 2008 reached 6.1%, compared with 6.2% at the end of 2007.

The ratio of capital to risk-adjusted assets reached 11.15% on December 31, 2008, compared with 10.26% at the end of 2007. The ratio of core (Tier I) capital to risk assets was 7.60%, compared with 7.50% at the end of 2007. The ratio of Tier I capital increased as a result of the issuance of shares in the amount of NIS 735 million; the issuance of subordinated notes in the amount of approximately NIS 402 million, approved by the Supervisor of Banks as "hybrid capital instruments," which constitute part of Tier I capital; and a decrease in risk-adjusted assets. The balance of subordinated notes totaled approximately NIS 1,895 million, compared with NIS 1,406 million at the end of 2007.

The ratio of supplementary (Tier II) capital to risk-adjusted assets was 3.56%, compared with 2.77% at the end of 2007. The increase resulted from the issuance of subordinated notes constituting Tier II capital in the amount of NIS 2,676 million, and from a decrease in risk-adjusted assets. Tier II capital also includes Upper Tier II capital (subordinated notes and general provisions for doubtful debts), which totaled NIS 1,469 million on December 31, 2008, compared with a balance of NIS 1,479 million at the end of 2007, and contributed 0.54% to the overall capital ratio.

For details regarding the policy of the Board of Directors, see the section Activity of the Bank Group and Description of Business Developments.

Pursuant to the terms of the prospectus published by the Bank in November 2001 for the issuance of subordinated capital notes (hereinafter: the "Notes"), which form part of the Upper Tier II capital of the Bank, under certain circumstances (hereinafter: the "Suspending Circumstances") at the date designated for the payment of interest on the Notes, the payment of the interest is to be postponed until the Suspending Circumstances are no longer in effect, provided that an additional condition of those stipulated in the prospectus is also fulfilled. The Suspending Circumstances include a situation in which for a period of six consecutive quarters, the financial statements for the last of which were published prior to the date of record for the payment of the interest, the Bank does not report cumulative net profit (i.e., a simple sum of the quarterly amounts of net profit or loss stated in the financial statements of the Bank for six consecutive quarters is negative). As noted, the payment of the interest is conditional not only upon the Suspending Circumstances ceasing to exist, but also upon the fulfillment of an additional condition, of several conditions established, including the existence of a situation in which the Bank has declared the payment of a dividend to its shareholders, or the Bank has declared full or partial early redemption of the principal of the Notes.

The terms of issuance of additional subordinated capital notes from February 2004, November 2007, and September 2008, which form part of the Tier I capital of the Bank (hereinafter: the "Tier I Notes"), also state that under certain circumstances (hereinafter: the "Special Circumstances") at the date designated for the payment of interest on the Tier I Notes, the right of the holders of the Tier I Notes to receive such interest payments shall expire. As a substitute for the expired interest, the Bank shall allocate ordinary shares of the Bank to these holders, such that the holders of the Tier I Notes are entitled to receive shares in a number obtained by dividing the amount of interest (including linkage differentials on the interest) expired and expunged, by the price of an ordinary share of the Bank on the Tel Aviv Stock Exchange at the end of the last trading day before the date on which the interest was to have been paid multiplied by 0.95. The terms of issuance of the Tier I Notes also state that the Special Circumstances include a situation in which for a period of six consecutive quarters, the financial statements for the last of which were published prior to the date of record for the payment of the interest, the Bank does not report cumulative net profit (i.e., a simple sum of the quarterly amounts of net profit or loss stated in the financial statements of the Bank for six consecutive quarters is negative). The payment of interest on the Tier I Notes is to be renewed after the Board of Directors of the Bank finds that the Special Circumstances have ceased to exist.

The last five consecutive quarters, the last of which was the fourth quarter of 2008, ended in loss, at a total of NIS 676 million. If the profit reported in the financial statements of the Bank for the first quarter of 2009, and/or the aggregate first and second quarter of 2009 does not exceed this amount, the Suspending Circumstances (pursuant to the terms of issuance of the Notes) and the Special Circumstances (pursuant to the terms of issuance of the Tier I Notes) will arise. In that event, the Bank is to refrain from making interest payments on the Notes and the Tier I Notes, until the causes preventing the payment cease to exist, as described above.

The first interest payment scheduled on the Notes after the publication of the financial statements for the first quarter of 2009 is on June 27, 2009, in the amount of approximately NIS 13 million, while the first interest payment on the Tier I Notes after the publication of those financial statements is scheduled for August 1, 2009, in the amount of approximately NIS 27 million. The subsequent interest payments for the Notes and for the Tier I Notes are on September 27 and on November 1, 2009, respectively.

The Board of Directors of the Bank discussed these matters and established that the Bank will pay the amounts of interest owed on the Notes and the Tier I Notes in full and on time, even if the Suspending Circumstances and the Special Circumstances (as defined above) apply.

The issuance terms of the Notes and of the Tier I Notes state that these terms may be changed with the written advance approval of the Supervisor of Banks, under the condition that the trustee of each issue also consents to the change, having been convinced that the change does not harm the holders of the Notes and/or the Tier I Notes (as relevant), or after the holders of the Notes and/or the Tier I Notes (as relevant) have consented to the change.

Accordingly, based on the instruction of the Board of Directors, the Bank notified the Supervisor of Banks and the trustee of the Notes and the Tier I Notes that the Bank wishes to pay the full amounts of interest owed in respect thereof, and that the dates of payments will be as detailed above, and requested the approval of the Supervisor of Banks and the consent of the trustee for the change involved in making these payments.

On March 18, 2009 the Supervisor of Banks notified the Bank that he does not oppose that the Bank will pay the amounts of interest owed on the Notes and the Tier I Notes in full and on time, even if the Suspending Circumstances take place.

On March 19, 2009 the trustee of the Notes and the Tier I Notes also notified his agreement to the interest payments, even if the Suspending Circumstances take place.

Accordingly, the Bank will pay the amounts of interest owed on the Notes and the Tier I Notes in full and on their scheduled payment dates.

Description of the Bank's Business by Segments of Activity

The Bank Group operates in Israel and abroad in all areas of banking through the Bank, subsidiaries, branches, and representative offices, and provides a wide range of banking and financial services to its customers. The Bank also engages in investments, principally in the areas of insurance and real estate, by means of equity-basis investee companies.

The activity of the Bank Group is managed via six segments of activity. The division into segments of activity is based on the types of products and services or on the types of customers included in each of the segments. The Board of Management of the Bank uses this division to make decisions and to analyze the Group's business results.

Activities of subsidiaries in Israel and abroad were assigned to the relevant Areas at the Bank according to the nature of the activity and the characteristics of their customers.

The Bank's segments of activity are the following:

Households Segment - Provides a range of banking services and financial products to households.

Private Banking Segment - Provides a range of advanced banking services through various channels and financial products, including investment advisory services, to private customers of medium to high net worth in Israel and abroad. The segment handles customers who have investments at the Bank in an amount of no less than NIS 75,000, or who have a monthly income of no less than NIS 7,500, or whose profile or potential future activity justify their inclusion in the segment.

Small Business Segment - Provides a range of banking services and financial products to small businesses using credit facilities of up to USD 1 million.

Commercial Segment - Provides a range of banking services and financial products to middle-market business customers.

Corporate Segment - Provides a range of banking services and financial products to large and international companies in Israel and abroad; the granting of credit constitutes the principal area of activity. This segment also includes customers in the settlement sector and the local government sector.

Financial Management Segment - Responsible for the management of the Bank's proprietary portfolio, management of overall market and liquidity risks, and support for the development and pricing of financial products in order to market them to customers of the various segments. The activity of the Bank's dealing rooms is also included in this segment. Sources of financing and Tier II capital for the Bank are raised through issues within the segment's activity. Also attributed to this segment are the results of investments in shares and investments in equity-basis investees.

Others and Adjustments - Includes all other activities of the Bank Group, each of which does not form a reportable segment, and adjustments of inter-segmental activity resulting from proceeds of transactions, services, and product development.

Data on the segments' results were compiled in accordance with the Supervisor of Banks' directives concerning "Principal Segments of Activity," and include information as it is presented to the Board of Management of the Bank.

The accounting principles applied in the presentation of the results of operations of the segments of activity of the Bank Group are those described in Note 2 to the Financial Statements.

New criteria for assigning customers to the segments were established in the second half of 2008 (see below). As of that time, new customers have been assigned to the segments of activity based on the new criteria. However, the effect of the addition of these customers to the segments of activity was immaterial in terms of both volume of activity and results of operations in 2008. In 2009, the Bank expects to begin the process of transferring existing customers among the segments according to the new criteria. Comparison figures for previous periods will be reclassified at that time.

The following are the main changes in the new criteria, as will be reflected in the reports for the year 2009, as noted above:

Small Business Segment - Customers to be included in this segment are those using credit facilities of up to NIS 6 million.

Commercial Segment - Borrowers to be included in this segment are those with an annual turnover of over NIS 30 million and up to NIS 400 million, with indebtedness to the Bank of more than NIS 6 million and up to NIS 100 million, or total indebtedness of NIS 250 million. For customers in the construction and real-estate sector, indebtedness to the Bank is up to NIS 200 million or total indebtedness up to NIS 400 million.

Corporate Segment - Borrowers to be included in this segment are those with an annual turnover of over NIS 400 million, with indebtedness to the Bank of more than NIS 100 million, or total indebtedness of more than NIS 250 million. For customers in the construction and real-estate sector, indebtedness to the Bank is over NIS 200 million or total indebtedness of over NIS 400 million.

The following are the main rules applied in dividing the results of operations between the different segments:

Profit from financing activity - Includes the spread between the interest rate obtained from or paid to the segment's customers and the marginal cost of the Bank's resources, as well as the unindexed theoretical interest on the weighted capital calculated for the return on equity attributed to the segment. The attributed shareholders' equity is calculated based on the risk-adjusted assets allocated to each segment.

Provision for doubtful debts - A provision for doubtful debts is charged to the segment to which the borrower against whose debt the provision is recorded belongs.

Operating and other income - Attributed to the segment to which the customer belongs.

Intersegmental operating income - The assigned segment of a customer receiving services from another segment transfers part of the income to the segment providing the service.

Operating and other expenses - The majority of expenses are identified with and attributed specifically to the segments. The remaining expenses not attributed as said are attributed in accordance with predefined rules to each of the segments of activity. The rules for attribution are based on the volumes of activity relevant to the types of costs in each segment, and on standard prices determined for each type of activity conducted with each segment's customers.

Debiting for inter-segmental services - The assigned segment of a customer who receives services from another segment is debited by means of a fee calculation for services supplied by other segments to its customers. The costs of the segment providing the service are reduced accordingly, and the costs are concurrently charged to the segment to which the customer belongs.

Taxes on income - The provision for tax on the results of operation of each segment was calculated according to the annual effective tax rate.

Return on equity - Indicates the ratio of the net profit of each segment to the shareholders' equity allocated to that segment. Shareholders' equity allocated to the segment includes the sum of two components:

Shareholders' equity required in respect of risk-adjusted assets - The balance of risk-adjusted assets in each segment, multiplied by the ratio of weighted capital, as calculated for the purposes of calculating return on equity, to the total balance of risk-adjusted assets.

Shareholders' equity required in respect of operational risk - Determined according to a model created at the Bank to allocate capital to operational risks. Allocation of shareholders' equity in respect of operational risk in the accounting year is based on data from the aforesaid model calculated for the third quarter of each reported year.

Reclassification

Comparison figures for 2007 were reclassified, as follows:

1. During 2008, the Bank reexamined its model for expenses attributed to the various types of banking activity. The examination of the costs of the various activities indicated that higher costs than in the past should be attributed to activities in the area of credit cards and to activities in the capital market. This classification did not affect the results of the reported sectors, but did affect the contribution of the different subsegments within each segment.
2. Financing income was reclassified in an amount totaling NIS 26 million, among the different sectors.
3. CDO financial instruments for which losses totaling NIS 32 million were attributed in 2007 to the Corporate Segment instead of the Financial Management Segment were reclassified.
4. During the year 2008, the Bank reexamined the Head Office expenses related to the international activity. As a result, expenses charged to each segment were reclassified including employee positions.
5. Business results of overseas bank units, which were previously attributed to the Others and Adjustments Segment, were reclassified to the Corporate Segment.

Set out below are highlights of the developments in results of the Bank Group and in the principal balance-sheet items, by segments of activity:

A. Net Operating Profit (Loss)

	For the year ended December 31		
	2008	2007*	Change
	NIS millions		
Households Segment	**238**	252	(14)
Private Banking Segment	**317**	417	(100)
Small Business Segment	**211**	214	(3)
Commercial Segment	**87**	157	(70)
Corporate Segment	**222**	587	(365)
Financial Management Segment	**(2,607)**	633	(3,240)
Others and Adjustments	**63**	68	(5)
Total	**(1,469)**	2,328	(3,797)

* Reclassified.

B. Net Profit (Loss)**

	For the year ended December 31		
	2008	2007*	Change
	NIS millions		
Households Segment	**567**	373	194
Private Banking Segment	**463**	514	(51)
Small Business Segment	**256**	235	21
Commercial Segment	**95**	162	(67)
Corporate Segment	**240**	600	(360)
Financial Management Segment	**(2,590)**	689	(3,279)
Others and Adjustments	**74**	106	(32)
Total	**(895)**	2,679	(3,574)

* Reclassified.
** Net profit, according to the directives of the Bank of Israel, also includes the results of the sale of subsidiary and affiliated companies and other assets (mutual-fund management rights and provident-fund management rights).

C. Balance-Sheet Balances

Credit to the public

	December 31			
	2008	2007*	Change	Change
	NIS millions			%
Households Segment	**46,236**	45,083	1,153	2.6
Private Banking Segment	**23,107**	24,860	(1,753)	(7.1)
Small Business Segment	**20,600**	20,511	89	0.4
Commercial Segment	**20,886**	18,791	2,095	11.1
Corporate Segment	**110,801**	94,979	15,822	16.7
Financial Management Segment	**470**	501	(31)	(6.2)
Total	**222,100**	204,725	17,375	8.5
Of which, consumer credit in Israel excluding housing loans:				
Households Segment**	**17,124**	17,565	(441)	(2.5)
Private Banking Segment	**6,265**	5,920	345	5.8
Small Business Segment	**16,014**	16,228	(214)	(1.3)
Housing loans in Israel	**33,380**	31,125	2,255	7.2

* Reclassified.

** The decrease resulted from the sale of Bank Massad and Bank Yahav, most of whose customers were included in this segment, contributing approximately NIS 3,148 million to the balance at the end of 2007.

Deposits from the public

	December 31			
	2008	2007*	Change	Change
	NIS millions			%
Households Segment*	**28,061**	35,821	(7,220)	(20.2)
Private Banking Segment	**113,797**	115,827	(2,030)	(1.8)
Small Business Segment	**19,851**	18,059	1,792	9.9
Commercial Segment	**10,250**	8,266	1,984	24.0
Corporate Segment	**46,773**	36,129	10,644	29.5
Financial Management Segment	**7,681**	17,648	(9,967)	(56.5)
Total	**226,953**	231,750	(4,797)	(2.1)

* The decrease resulted from the sale of Bank Massad and Bank Yahav, most of whose customers were included in this segment, contributing approximately NIS 9,806 million to the balance at the end of 2007.

D. Off-Balance-Sheet Activity**

Set out below are the developments in the balances of holdings in off-balance-sheet financial assets of customers of the Bank Group:

	December 31			
	2008	2007*	Change	Change
	NIS millions			%
Households Segment	**5,411**	20,390	(14,979)	(73.5)
Private Banking Segment	**98,514**	122,273	(23,759)	(19.4)
Small Business Segment	**6,918**	12,818	(5,900)	(46.0)
Commercial Segment	**5,165**	8,864	(3,699)	(41.7)
Corporate Segment	**358,306**	434,307	(76,001)	(17.5)
Others and Adjustments	**68,115**	40,858	27,257	66.7
Total	**542,429**	639,510	(97,081)	(15.2)

* Restated. Does not include the data of Bank Massad and Bank Yahav, which were sold during 2008.
** Includes customer assets for which the Bank Group provides operational and custody services.

Set out below is a detailed description of the segments:

The Households Segment

Structure of the segment

The Households Segment provides a range of banking services and financial products to households. Household customers operate via approximately 260 branches located throughout Israel, from Kiryat Shmona to Eilat, organized by geographical location into eight regional managements and a central branch. Activities with customers are also conducted through various direct channels: automated teller machines adjacent to branches and "Customer Courts," "Poalim Online," "Poalim by Cell Phone," and "Poalim by Telephone." These channels are available to Bank customers 24 hours a day, allowing customers to receive information and carry out banking transactions without depending on branch hours. These services are also provided to Bank customers belonging to other segments, as well as to walk-in customers. The principal products supplied to these customers include: current-account management services, credit, deposits, saving plans, activity in credit cards, and capital-market products, including investments in mutual funds, and investments in securities. The segment's activity also includes the granting of loans for purchasing, leasing, expanding, renovating, or building homes, as well as general-purpose loans backed by mortgaging homes (hereinafter: "mortgages").

The Bank's activity in the Households Segment abroad also includes the activity with households of Bank Pozitif in Turkey, which provides credit and banking services.

Legislative restrictions, regulations, and special constraints applicable to the segment

The Bank operates within the framework of laws, regulations, and regulatory directives that apply to the banking system in Israel, under the authority of entities such as: the Supervisor of Banks; the Supervisor of the Capital Market, Insurance, and Savings; the Antitrust Commissioner; the Israel Securities Authority; and others.

In July 2007, the Banking (Service to Customers) Law, 5741-1981, was amended with the addition of Section B2, "Supervision of Fees" (hereinafter: the "Fee Section"), main points of which are described below:

According to the Fee Section, the Governor of the Bank of Israel is to establish a list of services for which a banking corporation is permitted to charge fees from its customers, and the manner of calculation of the fees that may be charged for such services. The Governor may determine types of services to which his directives regarding the manner of calculation of fees shall not apply. A banking corporation may apply to the Supervisor of Banks to add a service for which it wishes to be permitted to charge fees. The Supervisor is authorized to approve the request, set conditions for its approval, or reject it. A banking corporation shall not raise the amount or rate of a fee unless it has notified the Supervisor accordingly thirty days in advance. In addition, the Governor may declare a particular service to be subject to supervision, if one of the following applies with regard to the service:

(1) The fee for the service could reduce competition among the banking corporations, or between these corporations and another entity providing a similar service;

(2) Customers can only receive the service from the banking corporation where their accounts are maintained;

(3) In the opinion of the Governor of the Bank of Israel, the service is essential and needs to be supervised due to considerations of the public's best interests.

With regard to services subject to supervision, the Governor may determine any of the following through an order:

(1) The amount or rate of the fee to be charged for the service;

(2) The maximum amount or rate of the fee that may be charged for the service;

(3) A prohibition on charging fees for the service.

This legislation was implemented on July 1, 2008. The rate list took effect on that date.

A circular took effect on September 1, 2008, pursuant to which banks reduced fees for apartment-building committees, senior citizens, and disabled citizens. In addition, as of that date, according to a requirement of the Supervisor of Banks, fees for transactions executed using service boxes and ATMs were reduced to the price of transactions executed through direct channels.

Based on the business results in the second half of 2008, the effect of the aforesaid legislation on income from operating fees is estimated at a decrease in income in the amount of approximately NIS 200 million per year.

Developments in the segment's markets or changes in the profile of its customers

There were no changes in the profile of the segment's customers in 2008. However, there is an ongoing trend of an increase in the segment's banking activity through direct channels (automatic teller machines, "Poalim by Telephone," and "Poalim Online").

Technological changes that may have a material impact on the segment

In 2008, customers' use of "Poalim Online" continued to expand. About 660,000 accounts are currently active on this service, accessing it some 5 million times each month, with over 60 million data queries made each month. The website has been upgraded in several areas: the service content providing solutions for customers' requirements has been expanded and enhanced. The capital-market website now available to customers is rich in information and in transaction-execution capabilities. The service content in the area of online payment transfers to institutions has also been enhanced.

Launch of the Poalim Express website in Hebrew and Arabic - With the launch of the new network of branches, Bank Hapoalim launched a specialized website for Poalim Express customers (at www.poalimexp.co.il), which allows customers to receive information and execute transactions in their accounts. In addition to the Hebrew website, for the first time in Israel, the Bank launched an Arabic language website. The Bank also set up a voice response system for Poalim Express customers, in Hebrew, Arabic, and Russian.

Critical success factors in the segment

- Development of simple, easily understood products for customers; the cash (ATM) and current-account management system; accessibility to customers (deployment of branches and channels); response to customers' needs in credit products.
- Development of new mortgage products suited to market conditions and customers' needs, as well as development of integrated products in the areas of mortgages and retail banking.
- Flexibility and sensitivity to changes in the market, including changes required under regulatory directives.

Main barriers to entry and exit in the segment

- Establishment and maintenance of a wide-ranging system of branches deployed throughout the country.
- Training skilled personnel in the various banking products and activities, including housing loans.
- A large allocation of regulatory capital for the provision of the various types of credit.
- Information management allowing customers' risk level to be determined.
- Investments in setup, maintenance, and upgrades of advanced technological means.
- Building a strong retail brand that inspires confidence.

Alternatives to the segment's products and services, and changes therein

Current accounts can be maintained only with banks; other products and services can also be purchased from banking institutions elsewhere in the world, other financial institutions, and food retail chains.
Changes in the services offered by the segment:
Self-service check-deposit machines have been installed at all branches. The option of ordering checkbooks has been provided through check-deposit machines and "Adcan" self-service machines, which are also installed at all branches. Telephone response has been improved by referring calls to "Poalim by Telephone."

Structure of competition in the segment, and changes therein

The majority of the segment's customers maintain one account, at only one bank. These customers are consumers of credit, and mainly invest in basic investment products (shekel deposits and saving plans). However, the number of dual customers is rising, as the segment has been subject to intense competition for several years, primarily from Bank Leumi, Israel Discount Bank, Mizrahi-Tefahot Bank, First International Bank, and Union Bank, with some of these banks focusing on specific sub-sectors within the segment, and a greater emphasis placed on direct and remote channels.

The degree of competition facing the segment continued to increase in the first half of 2008, due to the lowering of barriers to transfers between banks; the entry of insurance companies and private brokers into the mutual - and provident-fund market (with regard to the capital market reform, see the Capital Market Activity section); increased activity in the households area by other banks; and the entry of money-market funds into competition in early 2008. However, in the second half of the year, the competitive arena changed due to the economic crisis: non-bank companies (such as insurance companies) returned to their core areas of activity, and competition for non-bank credit decreased. Meanwhile, the retail sector competition that entailed the opening of many new branches also subsided, as competitors' appetite for the expansion of branch networks decreased. Due to the economic crisis, competition over resources for the banking system increased; most attention is focused on long-term deposits and saving plans. In this context, note that the far-reaching amendments to mutual-fund regulations that took effect in December 2007 to permit the establishment of money-market funds created a partial alternative to bank deposits, with more and more of the public's funds flowing into this channel.

Also, commercial banks that have merged with mortgage banks are presenting competitive integrated offers to customers interested in mortgages, and to customers who take out a mortgage but maintain their current accounts at a different bank. Regulatory changes have also increased competition in this market: for example, the cancellation of government entitlement loans at market interest rates, which leads to the redirection of activity into mortgages from bank funds, in which mortgage banks have greater flexibility.

In the area of credit cards, competition is high in the various customer segments: card-holding customers, banks that distribute credit cards, and businesses that accept credit cards. This competition results in the development of new, unique products and services and in marketing offers, in an attempt to recruit new customers and expand or maintain a share in the activity of existing customers. In the credit-card market, initiatives have been established with leading retail chains in order to distribute joint credit cards, including the granting of consumer credit. Agreements of this type will influence the structure of competition in the credit-card market.

New products

Pension advising - On January 28, 2009, the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance (hereinafter: the "Supervisor") acquiesced to the Bank's request and granted the Bank a pension advisor's license.

For further details, see the Capital Market Activity section below.

Customers

The segment's customers mainly include households with low to medium financial wealth. Customers are divided into sub-segments based on parameters of age, financial wealth, and income level. Segment customers also include customers who take out a loan that involves mortgaging a home as their only activity at the Bank.

Marketing and distribution

The segment's marketing and distribution is conducted through advertising campaigns in newspapers, on television, on the radio, and on billboards.

During the year 2008, the Bank continued to support its vision of providing its customers with a platform for lifetime financial management, and continued to offer tools and knowledge for good financial behavior both to its customers and to the general public, including family budget planning workshops and introduction to the capital market workshops.

Customers also receive marketing messages through the various channels they use at the Bank, both reactively and proactively - face to face or over the telephone, at the branches, at Poalim by Telephone, and on the Poalim Online website. Marketing messages are also delivered through direct mailings to customers (account-status reports, designated direct mail); self-service stations (ATMs and Adcan machines); and information presented on plasma screens, informational pamphlets, and postcards at the branches. Mortgages are also marketed through sales managers at housing-project sales sites, on-site sales promoters, specialized conferences, and more.

Competition

As noted above, competition in the area of households has continued to intensify, with all banks operating in Israel participating. The four other major banks as well as specialized smaller banks belonging to these banks' groups have significantly stepped up their competitive efforts to recruit customers and wallet share in this segment in recent years.

In mortgages, the main competitors are Mizrahi-Tefahot Bank Ltd., Leumi Mortgage Ltd., and Discount Mortgage Bank Ltd. Credit policy in the area of mortgages is adjusted and updated according to developments and trends in markets globally and in Israel, and their effect on the real-estate sector, on households in Israel, and on customers' needs. Mortgages customers are a "price seekers", indicating a lack of borrower-loyalty to a "home bank," whereas banks view mortgages as an "anchor product" used in the effort to recruit and retain customers.

Main methods of coping with competition:

- Material changes in the deployment of the network of branches, primarily its expansion, based on two concepts: boutique branches (see details in the section on the Private Banking Segment, below) and express branches, with the aim of attracting customers to choose the Bank. Express branches are a breakthrough in personal banking, combining simple, quick banking for profitable low-to-middle income customers who are consumers of credit and simple banking products. The express branches were opened under the Poalim Express sub-brand, which benefits from the Poalim parent brand but also enhances it. Boutique branches are the neighborhood segment of branch deployment, targeted to middle-to-upper income customers who consume advanced banking services, including securities advising.
- Maintaining a comprehensive view of the customer: Risk management and repayment-capability analysis, integration of mortgages with other banking products, and the creation of product baskets, with an emphasis on offers suited to the customer's needs, such as "Zakaut Poalim" and others.
- Reinforcing personal contacts and relationships with customers.
- Developing and implementing new work processes aimed at customer retention.
- Leveraging the segment's capabilities through extensive deployment of branches, improved work and management processes, investment in new systems, and the ability to utilize a larger amount of regulatory capital.

Human capital

The average number of employee positions in the segment in 2008 was 5,789 (of which 1,015 were positions of Head Office employees whose cost of employment was charged to the segment), compared with 5,896 positions (of which 1,081 were Head Office positions charged to the segment) in 2007, a decrease of 1.8%, which mainly resulted from the sale of Bank Yahav, Bank Massad and Gmulot and the voluntary retirement program. However, the decrease was offset by the inclusion of 182 employees of Bank Pozitiv in Kazakhstan for the first time, as well as from an increase in the number of positions at Isracard as a result of its entry into new areas of activity.

The number of managerial positions calculated for the segment refers to direct managers in the segment, and includes branch managers and department heads at branches. The number of positions does not include managers at the Head Office whose positions were included in the number of indirect positions of the segment and whose cost was charged to the segment.

The average number of direct managerial positions amounted to 691 in 2008, compared with 655 positions in 2007. The increase mainly resulted from the inclusion of the employees of Bank Pozitiv in Kazakhstan, as noted above.

Permanent workers trained for various roles, according to the Bank's needs, are employed at the branches. In addition, external workers are employed in basic positions (tellers), after receiving appropriate training.

The Bank's policy is to hire academic-degree-holding employees as necessary, and there is an ongoing upward trend in the percentage of degree holders. The Bank also encourages employees to study towards undergraduate and graduate level degrees, both through assistance in financing their studies and through added vacation days for exams.

The "Poalim by Telephone" call centers employ Bank employees and external employees who have undergone designated training, including admission examinations for call-center service providers.

Collaboration agreements

Collaboration agreements with insurance companies: The Bank operates an insurance agency for the purpose of issuing insurance policies in the course of granting housing loans, in accordance with the directives applicable in this regard, as described above. The Bank has contracted with several leading insurance companies in order to sell this type of insurance. The agency offers borrowers policies for purchase from the insurance companies, by presenting the insurance offers of each company; customers are free to select the most suitable proposal or purchase insurance elsewhere.

Taxation

With regard to taxation, see the Taxation Status section below.

Material agreements

For details regarding the sale of the provident funds managed by the Bank Group, see the Capital Market Activity section below.

For details regarding agreements signed by the Bank for the sale of its full holdings in Bank Yahav for Government Employees Ltd. and in Bank Massad Ltd., see the Principal Subsidiary and Affiliated Companies section below.

Legal proceedings

See Note 21 to the Financial Statements.

Objectives and business strategy

The Bank aims to increase profits by expanding activities with the segment's customers and streamlining and improving supporting processes. The following measures are planned in order to realize this strategy:

- Expanding the product offering: The Bank offers a wide range of credit and deposit products through its branches and direct service channels. An emphasis will be placed in the near future on adapting the range of deposit products to customers' needs in view of the economic crisis.
- Implementation of Lean practices, leading to operational excellence, while streamlining sales and maintaining the quality of service, based on the understanding that service is a key factor in profitability growth and customer retention.
- Positioning the Bank as a leader in the field of pension advice to its customers. The Bank is completing large-scale preparations in order to lead the field of pension advising and provide pension advice at branches, once it receives the relevant full license. This preparation includes training hundreds of financial and pension advisors, who specialize in an overview perspective on customers' needs and in providing comprehensive, impartial advice, as well as implementation of an advanced, unique advisory system that allows convenient processing and display of information in all channels.

On January 28, 2009, the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance (the "Supervisor") acquiesced to the Bank's request and granted the Bank a pension advisor's license. For further details with regard to the terms of the license, see the section Capital Market Activity, below.

Outlook for development in the coming year

In 2009, the Bank is expected to begin to deploy Lean practices and increase the activity transferred from branches to the newCentral Back Office in Beit Dagan. Conversion of all branches to the Lean method and to work with the back office is expected to take approximately three years.

In late 2008, the Bank launched a new type of retail activity under the name Poalim Express - a new network of branches designed to recruit household-segment customers from other banks. Thirty Poalim Express branches are planned throughout Israel by the end of 2009, with broad nationwide deployment.

Note that the statements in the previous two sections, under the headings "Objectives and business strategy" and "Outlook for development in the coming year," are forward-looking information. It is possible that for legal, budgetary, human, and/or other reasons, the Bank will not carry out the actions described or will not carry them out in full, or that the actions taken will not generate benefits as hoped, and that the Bank's goal of increasing its profits from the activity of this segment will not be met.

Events or matters outside the segment's ordinary course of business

With regard to the sale of the Bank's holdings in Bank Yahav and Bank Massad, which are part of this segment, see the Principal Subsidiary and Affiliated Companies section below.

Condensed operating results and key data of the Households Segment:

	For the year ended December 31, 2008							
	Activity in Israel				Activity abroad			
	Banking and financial services	Credit cards	Capital market(1)	Housing finance	Banking and financial services	Capital market(1)	Housing finance	Total
	NIS millions							
Profit (loss) from financing activity before provision for doubtful debts:								
From externals	1,448	35	6	1,720	98	-	22	3,329
Inter-segmental	301	-	-	(1,543)	(78)	-	(39)	(1,359)
Operating and other income:								
From externals	595	604	88	100	3	2	-	1,392
Inter-segmental	(34)	-	(16)	-	-	-	-	(50)
Total income (loss)	2,310	639	78	277	23	2	(17)	3,312
Provision for doubtful debts	181	9	-	12	4	-	-	206
Operating and other expenses:								
From externals	2,182	476	75	151	76	-	17	2,968
Inter-segmental	(256)	-	-	-	-	-	-	(256)
Operating profit (loss) before taxes	203	163	3	114	(57)	2	(34)	394
Provision for taxes (tax benefit) on operating profit	75	60	1	42	(9)	1	(5)	165
Operating profit (loss) after taxes	128	103	2	72	(48)	1	(29)	229
Minority interests' share in (profits) losses of consolidated companies	(6)	(4)	(3)	-	13	-	9	9
Net operating profit (loss)	122	99	(1)	72	(35)	1	(20)	238
Profit from extraordinary transactions, after taxes(2)	65	-	264	-	-	-	-	329
Net profit (loss)	187	99	263	72	(35)	1	(20)	567
Return of operating profit on equity(3)	13.1%	28.3%		5.0%	-		(66.7%)	8.6%
Return on equity(3)	20.1%	28.3%		5.0%	-		(66.7%)	20.6%
Average balance of assets	20,633	7,149	-	21,268	159	-	424	49,633
Average balance of liabilities	31,672	6,811	-	-	34	-	-	38,517
Average balance of risk-adjusted assets	15,742	5,928	-	18,618	191	-	443	40,922
Average balance of assets of provident funds, mutual funds, and advanced-study funds	-	-	3,716	-	-	8	-	3,724
Average balance of other assets under management	-	-	1	-	-	-	-	1
Average balance of securities in custody	-	-	3,097	-	-	67	-	3,164
Average number of employee positions	3,818	771	387	391	372	-	50	5,789
Balance of credit to the public as at December 31, 2008	17,124	6,658	-	21,732	177	-	545	46,236
Balance of deposits from the public as at December 31, 2008	28,495	-	-	-	106	-	-	28,601
Margin from credit-granting activity	930	-	-	177	28	-	6	1,141
Margin from deposit-taking activity	465	-	-	-	(1)	-	-	464
Other	354	35	6	-	(7)	-	(23)	365
Total profit from financing activity before provision for doubtful debts	1,749	35	6	177	20	-	(17)	1,970

(1) Management fees for provident funds, distribution fees for mutual funds, and securities activity.
(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident-funds management rights, and profit attributed to this segment from the sale of Bank Yahav and Bank Massad.
(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Condensed operating results and key data of the Households Segment (continued):

	For the year ended December 31, 2007*							
	Activity in Israel				Activity abroad			
	Banking and financial services	Credit cards	Capital market(1)	Housing finance	Banking and financial services	Capital market(1)	Housing finance	Total
	NIS millions							
Profit (loss) from financing activity before provision for doubtful debts:								
From externals	1,397	39	6	1,491	35	-	49	3,017
Inter-segmental	358	-	-	(1,317)	(22)	-	(27)	(1,008)
Operating and other income:								
From externals	697	563	187	109	-	8	-	1,564
Inter-segmental	(57)	-	(17)	-	-	-	-	(74)
Total income	2,395	602	176	283	13	8	22	3,499
Provision for doubtful debts	145	4	-	34	-	-	1	184
Operating and other expenses:								
From externals	2,269	434	145	151	30	1	43	3,073
Inter-segmental	(244)	-	-	-	-	-	-	(244)
Operating profit (loss) before taxes	225	164	31	98	(17)	7	(22)	486
Provision for taxes (tax benefit) on operating profit	88	64	12	38	(5)	2	(7)	192
Operating profit (loss) after taxes	137	100	19	60	(12)	5	(15)	294
Minority interests' share in (profits) losses of consolidated companies	(19)	(15)	(12)	-	3	(3)	4	(42)
Net operating profit (loss)	118	85	7	60	(9)	2	(11)	252
Profit (loss) from extraordinary transactions, after taxes(2)	(53)	-	174	-	-	-	-	121
Net profit (loss)	65	85	181	60	(9)	2	(11)	373
Return of operating profit on equity(3)	11.3%	25.0%		4.1%	(75.0%)		(78.6%)	8.7%
Return on equity(3)	6.2%	25.0%		4.1%	(75.0%)		(78.6%)	12.9%
Average balance of assets	23,096	5,966	-	20,629	183	-	209	50,083
Average balance of liabilities	35,340	5,990	-	-	-	-	-	41,330
Average balance of risk-adjusted assets	16,858	5,478	-	17,847	168	-	192	40,543
Average balance of assets of provident funds, mutual funds, and advanced-study funds	-	-	16,469	-	-	-	-	16,469
Average balance of other assets under management	-	-	17	-	-	-	-	17
Average balance of securities in custody	-	-	3,704	-	-	-	-	3,704
Average number of employee positions	3,993	718	582	396	82	10	115	5,896
Balance of credit to the public as at December 31, 2007	17,565	6,106	-	20,751	256	-	405	45,083
Balance of deposits from the public as at December 31, 2007	35,617	-	-	-	204	-	-	35,821
Margin from credit-granting activity	842	-	-	174	8	-	16	1,040
Margin from deposit-taking activity	543	-	-	-	-	-	-	543
Other	370	39	6	-	5	-	6	426
Total profit from financing activity before provision for doubtful debts	1,755	39	6	174	13	-	22	2,009

* Reclassified.

(1) Management fees for provident funds, management and distribution fees for mutual funds, and securities activity.

(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident-fund management rights, which was offset by a loss attributed to the segment arising from an expense recorded for deferred taxes attributed to the segment, related to the anticipated realization of Bank Yahav and Bank Massad.

(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Changes in the segment's volume of activity and net profit

Net operating profit of the Households Segment totaled NIS 238 million, compared with NIS 252 million in 2007, a decrease of 5.6%, mainly as a result of increased losses from the segment's operations abroad in the amount of NIS 36 million, especially due to the erosion of the exchange rate of the Turkish lira but offset by an increase in the segment's profit in Israel in the amount of NIS 22 million.

Due to the sale of Bank Massad and Bank Yahav, their results of operations attributed to the segment were not included as of the date of the sales.

The segment's income totaled NIS 3,312 million, compared with NIS 3,499 million in 2007, a decrease of 5.3%. The decrease in income mainly resulted from the sale of Bank Massad and Bank Yahav; the results of operations of these banks attributed to the Households Segment were not included in the financial statements as of the dates of their sales; and also from the consequences of the Supervision of Fees Law.

Financing income totaled NIS 1,970 million in 2008, compared with NIS 2,009 million in 2007, a decrease of 1.9%, mainly due to a decrease in income from the segment's activity in Turkey, as a result of the erosion of the exchange rate of the Turkish lira, as noted above, and the cessation of inclusion of the data of Bank Massad and Bank Yahav.

The provision for doubtful debts grew to a total of NIS 206 million, compared with NIS 184 million in 2007, an increase of 12.0%. The increase resulted from growth in the volume of credit to this segment in recent years and from the implications of the downturn in the economy. On the other hand, provisions for doubtful debts on housing loans decreased.

The segment's expenses totaled NIS 2,712 million, compared with NIS 2,829 million in 2007, a decrease of 4.1%. The decrease mainly resulted from the cessation of inclusion of the data of Bank Massad and Bank Yahav in the results of operations, as noted above, and from a decrease in the provision for bonuses and the effect of the decline in the Bank's share price on expenses in respect of phantom options. The decrease was mainly offset by the voluntary-retirement program, the effects of the wage agreement on provisions for benefits, and losses recorded in severance compensation funds.

The segment's results include profit from extraordinary transactions in the amount of NIS 329 million, which reflects the segment's share of profits from the sale of provident-fund management rights and profits from the sales of Bank Massad and Bank Yahav. In 2007, the segment's results included profit in the amount of NIS 121 million reflecting the segment's share of profit from the sale of provident funds, less the segment's share of an expense recorded for deferred taxes, due to the expected realization of Bank Massad and Bank Yahav.

Net profit of the Households Segment totaled NIS 567 million, compared with NIS 373 million in 2007.

The public's assets managed by the segment, excluding securities, totaled NIS 3.7 billion, compared with NIS 16.5 billion at the end of 2007. The decrease mainly resulted from the sale of provident funds managed by the Bank during 2007 and were completed in the first quarter of 2008.

Securities of the segment's customers totaled NIS 3.2 billion, compared with NIS 3.7 billion at the end of 2007, mainly due to a decline in the value of securities in 2008.

Credit to the public totaled NIS 46.2 billion on December 31, 2008, compared with NIS 45.1 billion at the end of 2007. The increase mainly resulted from an increase in consumer credit of NIS 2.7 billion (excluding the balances of Bank Yahav and Bank Massad) and an increase of NIS 0.6 billion in credit-card balances.

Consumer credit totaled NIS 17.1 billion on December 31, 2008, an increase of 18.8%, excluding the effect of the sales of Bank Massad and Bank Yahav during 2008.

Housing credit totaled NIS 21.7 billion on December 31, 2008, compared with NIS 20.8 billion at the end of 2007.

Deposits from the public totaled NIS 28.6 billion on December 31, 2008, compared with NIS 35.8 billion at the end of 2007. Excluding the balances of Bank Yahav and Bank Massad, deposits from the public increased by 9.9%.

Set out below are data regarding new loans granted and refinancing of loans in all segments of activity for the purchase of homes, and loans in which homes are mortgaged:

	For the year ended December 31	
	2008	2007
	NIS millions	
From Finance Ministry funds:		
Loans	**245**	398
Grants	**12**	12
Total Finance Ministry funds	**257**	410
Loans from Bank funds:	**6,061**	5,798
Total new loans	**6,318**	6,208
Refinanced loans from Bank funds	**1,138**	1,379
Total loans granted	**7,456**	7,587

The Private Banking Segment

General

The Private Banking Segment serves customers in Israel and abroad. The segment focuses on providing financial services and solutions through advanced products and a high quality of service.

Private-banking customers in Israel are mid-range to high-net-worth customers. These customers have more complex financial needs and are therefore offered a special professional service framework by the Bank, as well as an advanced advisory system, aided by a range of decision-making support tools. Service provided to customers in this segment places a special emphasis on the creation of a close long-term relationship.

Outside Israel, the segment operates through Global Private Banking and focuses on providing advanced professional services and products, including investment products and global asset management, to the Bank's high-net-worth customers abroad. Service is provided by professionals who are familiar with the customers' needs and preferences and who speak their language.

Customers are offered a range of investment products, including mutual funds, sophisticated structured products issued by various financial entities or by the Bank Group, deposits, and investments in securities and other assets.

Structure of the segment

In Israel, service to these customers is provided via the largest network of branches in the banking system, with approximately 260 branches located throughout Israel, from Kiryat Shmona to Eilat, organized by geographical location into eight regional managements and a central branch. The Bank also offers a range of services through various channels: "Poalim Online," "Poalim by Telephone," "Poalim by Cell Phone," and automatic machines available 24 hours a day that allow customers to receive information and carry out banking transactions without depending on branch hours. Private-banking customers receive service from separate private-banking units within Bank branches, which provide them with comprehensive banking services, while offering more sophisticated financial products in line with changes and trends in the capital market. Customers are served by a banker and/or an investment advisor in private banking, according to their needs.

Private-banking customers are offered a service framework that includes meetings and telephone calls initiated by the banker and/or investment advisor with whom they are in contact. The Retail Area is authorized to approve larger amounts of credit for customers of the Private Banking Segment, taking into account customers' needs and financial wealth.

The Platinum Club is targeted at particularly wealthy customers, who receive a unique, personalized framework of professional services and marketing.

- The Platinum Club emphasizes open architecture and individually tailored products.
- Platinum customers are offered special international investment-portfolio management services based on globally prevalent models by the international desk at Peilim Portfolio Management Company.
- Meetings with customers are held at the customer's preferred location, using secure mobile banking that allows transactions to be executed outside the Bank's offices.
- Platinum customers are offered the Centurion card - the world's most prestigious credit card, which allows members to enjoy international concierge services and provides benefits and upgrades in various areas of travel and tourism.

Global Private Banking activity - Within this framework, the Bank provides its customers abroad with advanced professional products and services, including investment products and global asset management. This activity currently encompasses Israel, Europe, the United States, Latin America, Canada, Australia, Hong Kong, and Singapore, through 40 activity centers including banking subsidiaries, branches, representative offices, and asset-management subsidiaries.

For details regarding subsidiaries abroad, see the section Principal Subsidiary and Affiliated Companies below.

Legislative restrictions, regulations, and special constraints applicable to the segment

The Bank operates within the framework of laws, regulations, and regulatory directives that apply to the banking system in Israel, under the authority of entities such as the Supervisor of Banks, the Supervisor of the Capital Market, Insurance, and Savings, the Antitrust Commissioner, the Israel Securities Authority, and others.

With regard to directives regarding banking fees, see the corresponding heading in the Households Segment section.

Global Private Banking activity in various countries is subject to regulatory supervision by government agencies in those countries.

Developments in the segment's markets or changes in the profile of its customers

In Israel:

2008 was marked by a reduction in customers' risk appetite. Throughout the year, as the economic crisis escalated, the mix of the portfolio advised by the Bank changed, with funds redirected from equities to purchases of government bonds, short-term notes, and high-rated corporate bonds. These purchases were made using the full range of financial instruments - direct buying, exchange-traded funds, and mutual funds. Note that as part of the reduction of risks, customers returned to classic products, such as shekel deposits and saving plans. An examination conducted during the year indicated that customers are using advisory services more extensively than in previous years.

Abroad:

The emphasis in 2008 was on expanding the portfolio of Global Private Banking customers' assets held at the Bank, with the strategic objective of enlarging the share of customers with asset portfolios of over one million dollars. As at December 31, 2008, accounts in amounts exceeding one million dollars comprise 14.6% of all Global Private Banking customer accounts.

Technological changes that may have a material impact on the segment

In Israel:

In 2008, the "Poalim Advisor" consulting system was adapted to the new regulations of the Israel Securities Authority, including computerized signatures of the customer and the advisor, (using an electronic pad) on the summary of the advisory session; the addition of data to the printout of the advisory session summary, and saving of the summary as a PDF file containing the customer's and the advisor's signature; and the launch of a "focused advising" process focused on changes in the customer portfolio in a single investment channel, with no change in the distribution of the portfolio into segments, with a review of the most recent summary of the examination of the customer's needs in order to ensure that the recommendations of the advisory session are congruent with the customer's needs and preferences. In addition, as part of the continual upgrade of the consulting systems, the Super Fund system for consulting and information on mutual funds in the Israeli market was expanded, with options added for analysis of the local fund market by managers and based on a variety of parameters, such as asset value, quantity of funds, weighted rating per manager, etc.

Abroad:

A system for correspondent banks abroad that maintain accounts with Bank Hapoalim in Israel was launched in 2008.

Critical success factors in the segment

In Israel:

- High professional quality of employees.
- Customer-focused personal service, with a strong emphasis on personal relationships, high-quality service, and tailoring to customers' needs.
- A service framework in which meetings with bankers and/or advisors are adapted to each customer according to his or her needs.
- Highly flexible service, according to changing market conditions in Israel and worldwide.
- An advanced system of direct banking services (Internet, "Poalim by Telephone," the "On Time" service for information delivered by cell phone, and ATMs).
- Investment advising at a high professional level, with the aid of advanced decision-making support systems.

Abroad:

- High professional quality of employees.
- Personal service, focused on customers' needs.
- A wide variety of products, carefully selected from the world's best producers in accordance with the open-architecture policy (i.e., offering banking products produced by others), implemented through PAM Companies, while tailoring the supply of products to customers' tastes and to customary international standards in the industry.
- Centralized management of Global Private Banking units worldwide, in order to create synergy between the various units (branches, representative offices, PAM Companies), and epitomize the Bank's economies of scale when working with suppliers and service providers.

Main barriers to entry and exit in the segment

In Israel:

- Establishment of a wide-ranging system of branches deployed throughout the country, while differentiating service to these customers.
- Training skilled personnel to provide financial advice to customers, in accordance with the directives of the Advising Law.
- Investments in setup, maintenance, and upgrades of advanced technological means.
- High investment in the construction of a strong, leading, credible brand.
- A diverse product range suited to customers' needs.

Abroad:

- An infrastructure with wide geographical deployment is required, including offices and branches around the world.
- Employment of professional, skilled personnel.
- A system of product initiation and distribution.
- The need for a sufficiently large portfolio of assets under management to justify the costs of setting up the infrastructure.

Alternatives to the segment's products and services, and changes therein

There are no alternatives for the majority of the segment's products and services, although there is competition between banking and financial institutions, in Israel and internationally.The Bank and the Bank Group principally work to improve processes and introduce technological improvements, with the aim of improving service and expanding the offering of banking products.

With regard to improvements in processes that also apply to this segment, see the corresponding headingin the Households Segment section.

Structure of competition in the segment, and changes therein

In Israel:

The Private Banking Segment is highly competitive, as also reflected in the fact that many customers maintain accounts with several banks (some 40% of the segment's customers maintain accounts with more than one bank). The entrance of insurance companies and private brokers into the mutual and provident-fund market, specifically, and into sales of financial products in general, increases competition for customers in this segment, as does the removal of barriers to transition between banks. However, in the months following the financial crisis, a decrease in the pace of competition has been apparent, as some non-bank financial institutions and foreign banks outside Israel are perceived as less stable.
With regard to competition in the area of credit cards, mortgages, and the implications of the launch of money-market funds, see the corresponding heading in the Households Segment section.

Abroad:

Global Private Banking has been characterized by a high level of competition, which is increasing over time, as the relevant customer segment is attractive to many financial institutions.

Customers

Private Banking customers in Israel have proven and/or future potential for financial wealth. Customers are divided into eight segments (including foreign residents) based on parameters of age, financial wealth, and/or income level.
Global Private Banking customers are high-net-worth private customers who are foreign residents, usually with a Jewish/Israeli affinity.

Marketing and distribution

In Israel, the segment's marketing and distribution are performed through private-banking units at branches, face to face and by telephone, both through initiated contacts and in response to customers' calls; and via "Poalim by Telephone," both through initiated contacts and in response to customers' calls. Marketing and distribution activities are also conducted through "Poalim Online." Marketing and distribution to private-banking customers in Israel are also carried out through advertising campaigns in newspapers, on television, on the radio, and on billboards. Marketing messages are also communicated through direct mailings to customers (account status reports, enclosures, designated direct mail); self-service stations (ATMs and "Adcan" self-service machines); the "Poalim Online" website; and signs, informational pamphlets, and postcards at the branches.
The segment is materially dependent on the branches, the "Poalim by Telephone" call center, and the "Poalim Online" website as marketing pipelines. It is also dependent on investment advisors to sell products which only investment advisors may offer, under the Advising Law. Without consulting services, customers' activity in capital-market products would be expected to decline.
In 2008, the large majority of unique marketing offers by the Bank to its customers focused on the capital market, and thus were mainly targeted to private banking customers.
Marketing to customers abroad is conducted via the Bank's various representative offices, subject to the relevant laws in Israel and in the other countries.
In April 2008, the Bank held the second Financial Planning Convention, which offered customers and the more-sophisticated public information and tools for the capital-market world. The convention included more than seventy lectures by speakers from the Bank and from leading investment houses in Israel, with a variety of lecture programs offered on the subjects of insurance, pensions, and the capital market.

In response to the population of small businesses and laid-off employees hurt by the economic crisis, the Bank launched a unique value offer in December 2008 for its customers who have lost their jobs.

Competition

Some 40% of private-banking customers in Israel maintain accounts with more than one bank. As a result, competition between banks for these customers is highly aggressive, and is expressed in benefits in account-management terms, price levels, advertising campaigns, an emphasis on personal service - the service framework tailored to customers, exceptionally high-quality investment advice, and innovation in products and technology to deliver leading services.

Competitors in this segment are the four other major banking groups as well as other banks operating in Israel, foreign banks, and investment houses.

With regard to competition in the area of mortgages, see the corresponding heading in the Households Segment section.

Abroad, Global Private Banking is characterized by a high level of competition, which is increasing over time. The segment of high-net-worth customers is attractive to many financial institutions. The main competitors in this area are Swiss banks specializing in private banking, American investment banks operating outside the United States, and Israeli banks operating abroad. Competition is primarily focused on providing a high level of personalized, professional service; a range of products and services not inferior to those offered by competitors; and the ability to respond rapidly to changes in the market and in customers' tastes.

Human capital

The average number of employee positions in the segment, in Israel and abroad, was 3,394 in 2008, compared with 3,278 positions in 2007. The increase mainly resulted from the hiring of employees to enable the segment to support the strategic plans of the Bank, as well as from an increase in the number of positions at Isracard due to its entry into new areas of activity. On the other hand, the number of positions decreasedas a result of the sale of Bank Massad.

The following are details of the breakdown of employee positions in the segment:

	Total employee positions		Of which, positions charged to the segment		Direct managerial positions	
	2008	2007	**2008**	2007	**2008**	2007
In Israel	**2,861**	2,762	**766**	743	**313**	309
Abroad	**533**	516	**44**	40	**203**	185
Total	**3,394**	3,278	**810**	783	**516**	494

The Bank's employees abroad are experts in private banking or in international credit products. Many of them hold academic degrees. In order to comply with the standards dictated by the global market, employees receive training and enrichment in the areas of their work as well as in local regulatory requirements. These employees are also familiar with customers' needs and preferences, and speak their language.

Restrictions and supervision of the segment's activity

- For details regarding the regulatory involvement in the area of banking fees, see the Households Segment section above.
- With regard to the involvement of the Antitrust Commissioner in the area of credit cards, see the Principal Subsidiary and Affiliated Companies section below.

Material agreements

For details regarding the sale of the provident funds managed by the Bank Group, see the Capital Market Activity section below.

For details regarding the agreement signed by the Bank for the sale of its full holdings in Bank Massad Ltd., see the Principal Subsidiary and Affiliated Companies section below.

Collaboration agreements

The Bank has collaboration agreements with international financial entities that are leaders in the area of global investments. Under these agreements, through PAM Companies, the Bank offers Global Private Banking customers a range of funds managed based on a sophisticated model for selecting the best portfolio managers operating in each sector and market.

Taxation

With regard to taxation, see the Taxation Status section below.

Legal proceedings

See Note 21 to the financial statements.

With regard to the police investigation concerning alleged suspicions of money laundering, see the Other Matters section below.

Objectives and business strategy

In Israel:

- Improve the quality of customer service, as a means of enhancing profitability and retaining customers.
- Strengthen personal relationships with and knowledge of customers, in order to retain customers and gain additional customers.

Abroad:

Organic growth and growth through acquisitions, while developing the capabilities of customer relationship managers and expanding products and services offered to the segment's customers.

Outlook for development in the coming year

Over the last year, a new approach was formulated in the Private Banking Segment, in view of the changing competitive environment in which the Bank operates, where competition for private-banking customers is intensifying and exposing the Bank to new threats. The goal of the new approach is to create an innovative experience for customers, solidifying the Bank's competitive advantage and preserving its status as the leader in this market. This approach is based on key change catalysts such as providing differential service frameworks tailored to customers' different needs, formulating a service philosophy, defining an organizational structure compatible with customers' needs, transitioning to planned and proactive service, improving the appearance of branches, improving telephone response, and empowering the unit's bankers and advisors.

By the end of 2009, the Bank plans to open 6-8 "boutique" branches, which will be located in residential areas throughout the country and will target a segment of middle-class customers with above-average income. Each of the boutique branches should serve 2,000-3,000 customers. Boutique branches are the neighborhood segment of branch deployment, targeted to middle-to-upper income customers, most of which belong to this segment, who consume advanced banking services, including securities advising.

Note that the matters described in the above sections under the headings Objectives and Business Strategy and Outlook for Development in the Coming Year constitute forward-looking information. It is possible that the Bank may not succeed in realizing these objectives, due to causes including legislative and/or regulatory directives, especially including all matters related to the training of a sufficient number of pension advisors and/or the intense competition over customers in this segment.

Condensed operating results and key data of the Private Banking Segment:

	For the year ended December 31, 2008						
	Activity in Israel				Activity abroad		
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Banking and financial services	Capital market[1]	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts:							
From externals	**(514)**	**15**	**30**	**496**	**(323)**	**-**	**(296)**
Inter-segmental	**1,498**	**-**	**-**	**(453)**	**571**	**-**	**1,616**
Operating and other income:							
From externals	**249**	**244**	**643**	**20**	**163**	**201**	**1,520**
Inter-segmental	**(24)**	**-**	**(146)**	**-**	**-**	**2**	**(168)**
Total income	**1,209**	**259**	**527**	**63**	**411**	**203**	**2,672**
Provision for doubtful debts	**16**	**-**	**-**	**3**	**37**	**-**	**59**
Operating and other expenses:							
From externals	**985**	**172**	**320**	**31**	**360**	**201**	**2069**
Inter-segmental	**37**	**-**	**-**	**-**	**-**	**-**	**37**
Operating profit before taxes	**171**	**84**	**207**	**29**	**14**	**2**	**507**
Provision for taxes on operating profit	**63**	**31**	**76**	**11**	**7**	**1**	**189**
Operating profit after taxes	**108**	**53**	**131**	**18**	**7**	**1**	**318**
Minority interests' share in profits of consolidated companies	**(1)**	**-**	**-**	**-**	**-**	**-**	**(1)**
Net operating profit	**107**	**53**	**131**	**18**	**7**	**1**	**317**
Profit from extraordinary transactions, after taxes[2]	**11**	**-**	**135**	**-**	**-**	**-**	**146**
Net profit	**118**	**53**	**266**	**18**	**7**	**1**	**463**
Return of operating profit on equity[3]	**29.2%**	**29.9%**		**3.2%**	**2.2%**		**22.5%**
Return on equity[3]	**32.2%**	**29.9%**		**3.2%**	**2.2%**		**32.8%**
Average balance of assets	**5,761**	**2,985**	**-**	**7,718**	**9,702**	**-**	**26,166**
Average balance of liabilities	**83,755**	**2,747**	**-**	**-**	**24,388**	**-**	**110,890**
Average balance of risk-adjusted assets	**4,940**	**2,391**	**-**	**5,777**	**4,622**	**-**	**17,730**
Average balance of assets of provident funds, mutual funds, and advanced-study funds	**-**	**-**	**26,768**	**-**	**-**	**2,312**	**29,080**
Average balance of other assets under management	**-**	**-**	**405**	**-**	**-**	**3,169**	**3,574**
Average balance of securities in custody	**-**	**-**	**53,970**	**-**	**-**	**26,771**	**80,741**
Average number of employee positions	**1,753**	**253**	**782**	**73**	**351**	**182**	**3394**
Balance of credit to the public as at December 31, 2008	**6,265**	**2,685**	**-**	**8,136**	**6,021**	**-**	**23,107**
Balance of deposits from the public as at December 31, 2008	**88,898**	**-**	**-**	**-**	**24,899**	**-**	**113,797**
Margin from credit-granting activity	**158**	**-**	**-**	**43**	**671**	**-**	**872**
Margin from deposit-taking activity	**644**	**-**	**-**	**-**	**(517)**	**-**	**127**
Other	**182**	**15**	**30**	**-**	**94**	**-**	**321**
Total profit from financing activity before provision for doubtful debts	**984**	**15**	**30**	**43**	**248**	**-**	**1,320**

(1) Management fees for provident funds, distribution fees for mutual funds, and securities activity.

(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item mainly includes the segment's profit from the sale of management rights of provident funds and the profit attributed to this segment from the sale of Bank Massad.

(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Condensed operating results and key data of the Private Banking Segment (continued):

	For the year ended December 31, 2007*						
	Activity in Israel				Activity abroad		
	Banking and financial services	Credit cards	Capital market(1)	Housing finance	Banking and financial services	Capital market(1)	Total
	NIS millions						
Profit (loss) from financing activity before provision for doubtful debts:							
From externals	(394)	15	33	412	(648)	-	(582)
Inter-segmental	1,351	-	-	(375)	898	-	1,874
Operating and other income:							
From externals	259	228	715	21	180	245	1,648
Inter-segmental	(28)	-	(139)	-	-	(11)	(178)
Total income	1,188	243	609	58	430	234	2,762
Provision for doubtful debts	15	2	-	10	-	-	27
Operating and other expenses:							
From externals	919	154	352	31	352	196	2,004
Inter-segmental	35	-	-	-	-	-	35
Operating profit before taxes	219	87	257	17	78	38	696
Provision for taxes on operating profit	85	34	100	7	30	15	271
Operating profit after taxes	134	53	157	10	48	23	425
Minority interests' share in profits of consolidated companies	(8)	-	-	-	-	-	(8)
Net operating profit	126	53	157	10	48	23	417
Profit (loss) from extraordinary transactions, after taxes(2)	(5)	-	102	-	-	-	97
Net profit	121	53	259	10	48	23	514
Return of operating profit on equity(3)	39.5%	30.2%		2.2%	14.9%		32.8%
Return on equity(3)	37.9%	30.2%		2.2%	14.9%		40.4%
Average balance of assets	5,039	2,508	-	6,387	8,076	-	22,010
Average balance of liabilities	82,890	2,416	-	-	27,758	-	113,064
Average balance of risk-adjusted assets	4,023	2,209	-	4,212	4,474	-	14,918
Average balance of assets of provident funds, mutual funds, and advanced-study funds	-	-	46,133	-	-	3,686	49,819
Average balance of other assets under management	-	-	738	-	-	3,219	3,957
Average balance of securities in custody	-	-	46,194	-	-	26,497	72,691
Average number of employee positions	1,678	232	775	77	357	159	3,278
Balance of credit to the public as at December 31, 2007	5,920	2,463	-	7,076	9,401	-	24,860
Balance of deposits from the public as at December 31, 2007	85,652	-	-	-	30,175	-	115,827
Margin from credit-granting activity	140	-	-	37	819	-	996
Margin from deposit-taking activity	634	-	-	-	(597)	-	37
Other	183	15	33	-	28	-	259
Total profit from financing activity before provision for doubtful debts	957	15	33	37	250	-	1,292

* Reclassified.

(1) Management fees for provident funds, management and distribution fees for mutual funds, and securities activity.

(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of management rights of provident funds which was offset by a loss attributed to the segment arising from an expense recorded for deferred taxes attributed to the segment, related to the anticipated realization of Bank Massad.

(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Changes in the segment's volume of activity and net profit

Net operating profit of the Private Banking Segment totaled NIS 317 million, compared with NIS 417 million in 2007, a decrease of 24.0%. The decrease mainly stemmed from an increase in the segment's expenses (see below), a decrease in income from the capital market as a consequence of the global crisis, and the Supervision of Fees law.

The segment's income totaled NIS 2,672 million, compared with NIS 2,762 million in 2007, a decrease of 3.3%. The decrease resulted from a decrease in the segment's income abroad, and from a decrease in income from the capital market. This decrease was offset by an increase in financing profit in Israel and by an increase in income from credit cards.

The segment's income from capital-market activity in Israel, including securities activity and investments in provident and mutual funds, totaled NIS 527 million in 2008, a decrease of 13.5% compared with 2007, due to the sale of mutual-fund management rights and some provident-fund management rights. This income comprised 19.7% of the segment's income, as most of its customers have activities in this area.

The provision for doubtful debts totaled NIS 59 million, compared with NIS 27 million in 2007. The increase resulted from an increase in the provision at Bank Hapoalim Switzerland, whose customers are included in this segment, due to a decline in value of the securities portfolio of customers, which served as collateral for credit extended to these customers.

The segment's expenses totaled NIS 2,106 million, an increase of 3.3% compared with 2007. The increase in the segment's expenses mainly resulted from the voluntary-retirement program, the effects of the wage agreement on provisions for benefits, and losses recorded in severance compensation funds. These increases were offset by a decrease in the provision for bonuses, the effect of the decrease in the Bank's share price on expenses for phantom options, and the cessation of consolidation of Bank Massad data.

The segment's operating profit abroad totaled NIS 8 million, compared with profit in the amount of NIS 71 million in 2007, mainly due to an increase in the provision for doubtful debts, as noted above.

The segment's results include profit from extraordinary transactions in the amount of NIS 146 million, mainly reflecting the segment's share in profits from the sale of management rights of provident funds and from the sale of Bank Massad, compared with NIS 97 million in 2007.

The segment's net profit totaled approximately NIS 463 million, compared with NIS 514 million in 2007, a decrease of 9.9%. The rate of net return on equity, calculated based on risk-adjusted assets in the segment, reached 32.8%, compared with 40.4% in 2007. Despite the decrease in the rate of return in comparison to 2007, the rate remains high, as a result of the special profit attributed to the segment, as well as the low capital consumption in this segment, as most of its activity involves providing banking services, asset management, and raising resources, rather than granting credit.

The public's assets, excluding securities, managed by the segment, totaled NIS 32.7 billion, compared with NIS 53.8 billion, a decrease of 39.2%. The decrease mainly resulted from the sale of provident funds during 2007 which was completed in the first quarter of 2008.

As a result of the crisis in the global markets, the balance of customer assets in Global Private Banking decreased by 18.0т% compared to the balances at the end of 2007. The decrease mainly resulted from a decline in the market value of products other than deposits. In addition, customers' product mix changed, as reflected in a decrease in investments in shares and funds, and a transition to deposits. This change in mix, together with the decline in the market value of customers' assets, caused a decrease in the operating income of Global Private Banking. Furthermore, interest-rate cuts in the United States and in other markets reduced financial income from the various types of deposits. The segment has applied streamlining measures, in view of the economic crisis, which have contributed to a decrease in its expenses.

The average balance of securities in custody increased by 11.0%, to a total of NIS 80.7 billion, as a result of an increase in the volume of activity in this area.

Credit to the public totaled NIS 23.1 billion on December 31, 2008, compared with NIS 24.9 billion at the end of 2007, a decrease of 7.1%. The decrease mainly resulted from a decrease in the credit portfolio at Bank Hapoalim Switzerland.

Deposits from the public totaled NIS 113.8 billion on December 31, 2008, compared with NIS 115.8 billion at the end of 2007, a decrease of 1.8%. Most of the decrease resulted from a decrease in the volume of deposits at Bank Hapoalim Switzerland. In addition, the sale of Bank Massad contributed approximately NIS 1.4 billion to this decrease.

The Small Business Segment

Structure of the segment

The Bank provides a range of banking services and financial products to business customers in the Small Business Segment. The segment operates via branches deployed throughout Israel, as well as through direct channels: "Poalim Online," "Poalim by Telephone," and ATMs. Some of the activities of the banking subsidiaries (Bank Massad) were also allocated to this segment, until the date on which they were sold. The segment also provides services to business customers of the Corporate and Commercial Segments. The principal banking products supplied by the segment include current-account management services, credit, credit cards, and deposit products.

The maximum credit which the segment's employees may authorize, taking into account customers' needs, financial condition, and financial wealth, is up to a total of NIS 6 million.

Legislative restrictions, regulations, and special constraints applicable to the segment

The Bank operates within the framework of laws, regulations, and regulatory directives that apply to the banking system in Israel, under the authority of entities such as the Supervisor of Banks; the Supervisor of the Capital Market, Insurance, and Savings; the Antitrust Commissioner; the Israel Securities Authority; and others.

With regard to directives concerning banking fees, see the corresponding heading in the Households Segment section.

Developments in the segment's markets or changes in the profile of its customers

There were no changes in the profile of the segment's customers in 2008. Nevertheless, the trend of transition to direct banking channels, such as Business Online and check-deposit machines, continues.

Technological changes that may have a material impact on the segment

The activity of the Poalim Business Online service continued to expand in 2008. Thousands of customers registered for the service during the year and began using the online service routinely.

The On Time service for businesses was launched, allowing customers to receive up-to-date information by text message.

Main barriers to entry and exit in the segment

- Establishment of a widespread network of branches deployed throughout the country.
- Investments in setup, maintenance, and upgrades of advanced technological means.
- High investment in building a strong, leading, credible brand.
- A diverse product offering suited to customers' needs.

Alternatives to the segment's products and services

There are no alternatives for the majority of banking products, although there is competition with other financial institutions in some products and services, and with other banks in all services to customers. The Bank principally works to improve processes and introduce technological improvements, with the aim of improving service and expanding the range of banking products.

Structure of competition in the segment, and changes therein

Activity in this segment requires expertise and in-depth knowledge of the customer in order to manage credit risks; competition in this segment is therefore primarily among banks only, for overall activity with customers.

Products and services for business customers

Check deposit by transmission - The Bank's business customers can clear checks online, seven days a week, 24 hours a day, from the business's computer directly to the customer's account.
The Bank supplies its business customers with a check-reading device and a secure, encrypted virtual safe, free of charge. These ensure that checks are quickly and efficiently captured and deposited in the bank account, with no need to input each check's magnetic strip. Customers transmit the files directly from their business to the Bank, without the use of disks, and immediately receive confirmation of the deposit from the Bank's computer, allowing monitoring of the number and amounts of checks deposited in their accounts in real time.

Customers

The Small Business Segment handles customers from a wide variety of economic sectors with a low volume of business activity, at a low to medium level of business complexity (from basic transactions, similar to the Households Segment, to more complex transactions such as check clearing, foreign currency, foreign trade, and other financing transactions).
New criteria for assigning customers to the segments were established in the second half of 2008. For further details, see the explanation in the beginning of the "Description of the Bank's Business by Segments of Activity" section, above.

Marketing and distribution

In April 2008, the Bank held the second Financial Planning Convention, which offered customers and the more-sophisticated public information and tools for the capital-market world. The convention included more than seventy lectures by speakers from Bank Hapoalim and from leading investment houses in Israel, with a variety of lecture programs offered on the subjects of insurance, pensions, and the capital market.
In response to the population of small businesses and laid-off employees hurt by the economic crisis, the Bank launched a unique value offer in December 2008 for its customers who have lost their jobs.
For further details, see the corresponding heading in the Households Segment section.

Competition

Competitors in this segment are the four other major banking groups as well as medium-sized banks in the banking system.

Human capital

In 2008, the average number of employee positions in the segment was 1,919 (of which 483 were positions of Head Office employees whose cost of employment was charged to the segment), compared with 1,969 positions (of which 491 were charged to the segment) in 2007. The decrease mainly resulted from the sale of Bank Massad, which reduced 45 positions in this segment.

The number of managerial positions calculated for the segment refers to direct managers in the segment, and includes branch managers and department heads at branches. The number of positions does not include managers at the Head Office whose positions were included in the number of indirect positions of the segment and whose cost was charged to the segment.

The average number of direct managerial positions amounted to 272 in 2008, compared with 269 positions in 2007. The business units employ specially trained corporate-credit professionals, according to the banking needs of business customers.

The Bank's policy is to recruit mainly academic-degree-holding employees, and there is an ongoing upward trend in the rate of degree holders. The Bank also encourages employees to advance their education, and provides assistance for undergraduate and graduate level studies.

Restrictions and supervision of the segment's activity

- For details regarding regulatory involvement in the area of banking fees, see the Households Segment section above.
- With regard to the involvement of the Antitrust Commissioner in the area of credit cards, see the Principal Subsidiary and Affiliated Companies section above.
- With regard to the Supervisor of Banks' directives concerning exceptions from credit limits in current accounts, see the Households Segment section above.

Taxation

With regard to taxation, see the Taxation Status section below.

Legal proceedings

See Note 21 to the financial statements.

Objectives and business strategy

- Provide financial solutions personally tailored to customers.
- Strengthen relationships with and knowledge of customers.
- An optimal mix of personal service and technological means.

A possibility under consideration is to provide service to some business customers through Private Banking departments.

Condensed operating results and key data of the Small Business Segment:

	For the year ended December 31, 2008				
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
Profit from financing activity before provision for doubtful debts:					
From externals	**1,152**	**5**	**5**	**214**	**1,376**
Inter-segmental	**(206)**	**-**	**-**	**(189)**	**(395)**
Operating and other income:					
From externals	**402**	**96**	**55**	**7**	**560**
Inter-segmental	**(38)**	**-**	**(14)**	**-**	**(52)**
Total income	**1,310**	**101**	**46**	**32**	**1,489**
Provision for doubtful debts	**186**	**1**	**-**	**2**	**189**
Operating and other expenses:					
From externals	**799**	**64**	**46**	**11**	**920**
Inter-segmental	**46**	**-**	**-**	**-**	**46**
Operating profit before taxes	**279**	**36**	**-**	**19**	**334**
Provision for taxes on operating profit	**103**	**13**	**-**	**7**	**123**
Net operating profit	**176**	**23**	**-**	**12**	**211**
Net profit from extraordinary transactions, after taxes[2]	**9**	**-**	**36**	**-**	**45**
Net profit	**185**	**23**	**36**	**12**	**256**
Return of operating profit on equity[3]	**21.8%**	**39.4%**		**7.8%**	**20.7%**
Return on equity[3]	**23.0%**	**39.4%**		**7.8%**	**25.1%**
Average balance of assets	**16,058**	**1,090**	**-**	**3,470**	**20,618**
Average balance of liabilities	**18,280**	**1,098**	**-**	**-**	**19,378**
Average balance of risk-adjusted assets	**13,181**	**956**	**-**	**1,939**	**16,076**
Average balance of assets of provident funds, mutual funds, and advanced-study funds	**-**	**-**	**2,564**	**-**	**2,564**
Average balance of other assets under management	**-**	**-**	**39**	**-**	**39**
Average balance of securities in custody	**-**	**-**	**5,632**		**5,632**
Average number of employee positions	**1,685**	**100**	**112**	**22**	**1,919**
Balance of credit to the public as at December 31, 2008	**16,014**	**1,074**	**-**	**3,512**	**20,600**
Balance of deposits from the public as at December 31, 2008	**19,851**	**-**	**-**	**-**	**19,851**
Margin from credit-granting activity	**610**	**-**	**-**	**25**	**635**
Margin from deposit-taking activity	**130**	**-**	**-**	**-**	**130**
Other	**206**	**5**	**5**	**-**	**216**
Total profit from financing activity before provision for doubtful debts	**946**	**5**	**5**	**25**	**981**

(1) Management fees for provident funds, distribution fees for mutual funds, and securities activity.
(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident-fund management rights and the profit attributed to this segment from the sale of Bank Massad.
(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Condensed operating results and key data of the Small Business Segment (continued):

	For the year ended December 31, 2007*				
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
			NIS millions		
Profit from financing activity before provision for doubtful debts:					
From externals	1,211	6	5	203	1,425
Inter-segmental	(281)	-	-	(179)	(460)
Operating and other income:					
From externals	414	90	75	8	587
Inter-segmental	(33)	-	(15)	-	(48)
Total income	1,311	96	65	32	1,504
Provision for doubtful debts	150	-	-	5	155
Operating and other expenses:					
From externals	828	60	51	11	950
Inter-segmental	45	-	-	-	45
Operating profit before taxes	288	36	14	16	354
Provision for taxes on operating profit	112	14	5	6	137
Operating profit after taxes	176	22	9	10	217
Minority interests' share in profits of consolidated companies	(3)	-	-	-	(3)
Net operating profit	173	22	9	10	214
Profit from extraordinary transactions, after taxes[2]	(6)	-	27	-	21
Net profit	167	22	36	10	235
Return of operating profit on equity[3]	24.9%	39.4%		6.5%	23.7%
Return on equity[3]	24.1%	39.4%		6.5%	26.1%
Average balance of assets	15,621	900	-	3,108	19,629
Average balance of liabilities	17,066	966	-	-	18,032
Average balance of risk-adjusted assets	10,970	884	-	1,779	13,633
Average balance of assets of provident funds, mutual funds, and advanced-study funds	-	-	6,681	-	6,681
Average balance of other assets under management	-	-	47	-	47
Average balance of securities in custody	-	-	7,016	-	7,016
Average number of employee positions	1,743	89	115	22	1,969
Balance of credit to the public as at December 31, 2007	16,228	985	-	3,298	20,511
Balance of deposits from the public as at December 31, 2007	18,059	-	-	-	18,059
Margin from credit-granting activity	583	-	-	24	607
Margin from deposit-taking activity	133	-	-	-	133
Other	214	6	5	-	225
Total profit from financing activity before provision for doubtful debts	930	6	5	24	965

* Reclassified.

(1) Management fees for provident funds, management and distribution fees for mutual funds, and securities activity.

(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident-fund management rights which was offset by a loss attributed to the segment arising from an expense recorded for deferred taxes attributed to the segment, related to the anticipated realization of Bank Massad.

(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Changes in the segment's volume of activity and net profit

Net profit of the Segment totaled NIS 256 million, compared with NIS 235 million in 2007, an increase of 8.9%, mainly due to an increase in the financing profit.

The segment's income totaled NIS 1,489 million, compared with NIS 1,504 million in 2007, a decrease of 1.0%.

The provision for doubtful debts in the segment totaled NIS 189 million, compared with NIS 155 million in 2007, an increase of 21.9%.

The segment's expenses totaled NIS 966 million, compared with NIS 995 million in 2007, a decrease of 2.9%. The decrease mainly resulted from non-inclusion of the results of operations of Bank Massad as of the second quarter of 2008, and also from a decrease in the provision for bonuses, and the effect of the decline in the Bank's share price on expenses for phantom options. This decrease was offset by the voluntary-retirement program, the effects of the wage agreement on provisions for benefits, and losses recorded in severance compensation funds.

The segment's results include profit from extraordinary transactions in the amount of NIS 45 million, which mainly reflects the segment's share in profits from the sale of provident-fund management rights and from the sale of Bank Massad. Profit in the amount of NIS 21 million was recorded in 2007.

The balance of the public's assets, excluding securities, which are mainly provident and mutual funds, totaled NIS 2.6 billion, compared with NIS 6.7 billion in 2007. The decrease mainly resulted from the sale of provident funds during 2007 which was completed in the first quarter of 2008.

Securities totaled NIS 5.6 billion, compared with NIS 7.0 billion at the end of 2007, a decrease of 19.7%, as a result of the decrease in the value of the assets on the stock exchange.

Credit to the public totaled NIS 20.6 billion on December 31, 2008, compared with NIS 20.5 billion at the end of 2007.

Deposits from the public totaled NIS 19.9 billion on December 31, 2008, compared with NIS 18.1 billion at the end of 2007, an increase of 9.9%.

The Commercial Segment

General

The Commercial Segment provides a range of banking services to middle-market business customers. Criteria for assigning customers to the Commercial Segment were updated during 2008. For details regarding the new criteria for the segment's customers in Israel, see the Customers section. The process of assigning customers according to these criteria is expected to take several quarters in 2009.

The segment's products and services are adapted to customers' business needs and mainly include the range of credit products: loans, guarantees, and letters of credit, along with investment services in the different channels: foreign currency, shekels, securities, etc.

Customers' activities are directly influenced by economic conditions, the growth rate, the level of demand, and developments in the different economic sectors. In 2008, the segment's customers, most of whom operate in the local market, were influenced by the uncertainty resulting from the global crisis, which was reflected in sharp declines in the financial markets, declines in real-estate prices overseas, and a slowdown in demand in the second half of the year. The decline in asset values and the economic downturn led to a decrease in profitability and an increase in risk for the majority of customers. The continuation and intensity of the recession will be the key factor affecting the results of operations of the segment's customers.

Structure of the segment

The Bank's Commercial Segment primarily operates via the Commercial Division within the Corporate Area, and receives services from additional units and divisions in the Corporate Area (for details of the structure of the Corporate Area, see the Structure heading under the Corporate Segment section).

The Commercial Division operates through eight Business Centers deployed throughout Israel.

Several work teams operate within each Business Center, and are responsible for managing routine business relationships with customers. Each team is headed by a Customer Relationship Manager whose main banking specialization is in the area of business credit.

In addition, each Business Center has a certified investment manager, responsible for providing investment services to customers. Each Business Center also has a legal advisor who provides legal advice to accompany business activities.

Segment customers' accounts are managed at the Bank's branches, which provide the full range of required operational banking services. The process of planning business branches for Commercial Segment and Corporate Segment customers began in late 2008. Subsequently, business branches tailored to these customers will gradually be opened. This move is expected to proceed over a long period of time.

The Bank's activity in the Commercial Segment abroad also includes the activity in this area of Bank Pozitif in Turkey, which provides credit and banking services.

Legislative restrictions, regulations, and special constraints applicable to the segment

The Bank operates within the framework of laws, regulations, and regulatory directives that apply to the banking system in Israel, under the authority of entities such as the Supervisor of Banks; the Supervisor of the Capital Market, Insurance, and Savings; the Antitrust Commissioner; the Israel Securities Authority; and others.

Developments in the segment's markets or changes in the profile of its customers

The operations of most of the segment's customers are conducted in the local market. However, the segment also handles customers engaged in imports and exports. In addition, the segment's activity overseas is conducted through the subsidiaries Bank Pozitif in Turkey and Bank Pozitiv in Kazakhstan.

The main economic sectors in which the segment operates are industry, commerce, and construction & real estate. The global crisis has a strong impact on these sectors, which affects the activity of the majority of the segment's customers.

Technological changes that may have a material impact on the segment

The segment makes use of technological systems to manage processes of analysis of customers' condition, control, and marketing. The Bank is implementing an ongoing process of improvement in these systems. The process also includes components relevant to handling the segment's customers. The enhancement of the quality and sophistication of the Bank's systems is an important factor in improving the level of service to the segment's customers and in creating additional possibilities for expanding activities with them. For further details, see the corresponding heading in the Corporate Segment section.

Critical success factors in the segment

- Identification of customers' needs and adaptation of banking services to such needs - correctly identifying the customer's full range of banking needs, correctly suiting banking products to business needs, and providing them in real time.
- The ability to provide comprehensive service suited to each customer - reducing the gap between the customer's expectations of the service provided and the actual quality of service (response time, professionalism, etc.), based, among other things, on technological capabilities for service delivery.
- The ability to manage and perform risk control (primarily credit risks) in real time - credit risk is the most significant risk factor in the segment's operations. Management of these risks and an appropriate control system are essential to the minimization of risks, to the extent possible, and to attaining adequate profitability in the segment's operations.

Main barriers to entry and exit in the segment

- Establishment of a wide-ranging system of branches deployed throughout the country.
- Training skilled personnel in the various banking products and activities.
- Investments in setup, maintenance, and upgrades of advanced technological means.
- The segment's activity, wherein risk-adjusted assets are a significant part of the active mix, requires capital to be locked in on a substantial scale.

Alternatives to the segment's products and services, and changes therein

Public and private offerings and credit granted by non-bank financial institutions, which had served as an alternative to bank credit, slowed almost to a full stop during 2008, and competition among banking institutions decreased. The Bank principally works to improve processes and introduce technological improvements, with the aim of improving service and expanding the offering of banking products.

With regard to improvements in processes that also apply to this segment, see the corresponding heading in the Households Segment section.

Structure of competition in the segment, and changes therein

The segment's banking operations are characterized by competition among a number of entities. Competition exists for the full range of activities conducted by the segment's customers.

In the area of credit, competition is reflected both in the interest rates and fees offered to customers by competing banks, and in the level of exposure (amount of credit versus required collateral) which competitors are willing to approve.

In the area of investments, competition is expressed in the level of service, consulting, and prices. Competitors in this area in addition to banks include public and private entities such as investment houses and advisors.

Customers

New criteria for assigning customers to the segments were established in the second half of 2008. For further details, see the explanation in the beginning of the "Description of the Bank's Business by Segments of Activity" section, above.

Marketing and distribution

The Marketing Strategy and Business Development Unit was established in the Corporate Area during the year. For further details, see the Corporate Segment section.

Marketing of banking products and services and distribution to customers are conducted through the Business Centers and through the network of branches at which customers' accounts are maintained. The communication channels commonly used in local banking are available to customers, such as branches, "Poalim by Telephone," Internet, etc. Marketing activities are conducted via unmediated contact between Bank employees and customers, without material dependence on entities external to the Bank.

Competition

The level of competition in the segment is high, encompassing the four major banking groups as well as medium-sized banks. Competition applies to service, prices, and the professional levels at which customers' needs are handled. The principal competitor in this segment is Bank Leumi.

Competition in this segment decreased in 2008, due to the effects of the global crisis, which was reflected in a halt of non-bank financing.

Human capital

In 2008, the average number of employee positions in the segment was 705 (of which 101 were positions of Head Office employees whose cost of employment was charged to the segment), compared with 500 positions (of which 97 were charged to the segment) in 2007, an increase of 41.0%. The increase mainly resulted from the first-time inclusion of employees of Bank Pozitiv in Kazakhstan allocated to this segment for the full year.

The number of managerial positions calculated for the segment refers to direct managers in the segment, from the rank of section head at the Head Office. The number of positions does not include managers at the Head Office whose positions were included in the number of indirect positions of the segment and whose cost was charged to the segment. The average number of direct managerial positions in 2008 was 193, compared with 106 positions in 2007.

Employees of the Bank trained for various roles, according to the Bank's needs, are employed at the branches. In addition, external workers are employed in basic positions (tellers), after receiving appropriate training. High professional skill in the area of business, particularly credit and investments, is required of most employees.

Taxation

With regard to taxation, see the Taxation Status section below.

Condensed operating results of the Commercial Segment:

	For year ended December 31, 2008				
	Activity in Israel		Activity abroad		
	Banking and financial services[(1)]	Construction and real estate	Banking and financial services[(1)]	Construction and real estate	Total
	NIS millions				
Profit from financing activity before provision for doubtful debts:					
- From externals	**793**	**339**	**209**	**46**	**1,387**
- Inter-segmental	**(442)**	**(191)**	**(203)**	**(44)**	**(880)**
Operating and other income:					
- From externals	**124**	**29**	**21**	**2**	**176**
- Inter-segmental	**(24)**	**(2)**	**-**	**-**	**(26)**
Total income	**451**	**175**	**27**	**4**	**657**
Provision for doubtful debts	**73**	**27**	**17**	**2**	**119**
Operating and other expenses:					
- From externals	**205**	**31**	**72**	**5**	**313**
- Inter-segmental	**59**	**-**	**-**	**-**	**59**
Operating profit (loss) before taxes	**114**	**117**	**(62)**	**(3)**	**166**
Provision for taxes on operating profit	**41**	**43**	**9**	**7**	**100**
Operating profit (loss) after taxes	**73**	**74**	**(71)**	**(10)**	**66**
Minority interests' share in losses of consolidated companies	**-**	**-**	**20**	**1**	**21**
Net operating profit (loss)	**73**	**74**	**(51)**	**(9)**	**87**
Profit from extraordinary transactions, after taxes[(2)]	**8**	**-**	**-**	**-**	**8**
Net profit (loss)	**81**	**74**	**(51)**	**(9)**	**95**
Return of operating profit on equity	**11.2%**	**27.5%**	**(43.6%)**	**(56.3%)**	**8.3%**
Return on equity	**12.4%**	**27.5%**	**(43.6%)**	**(56.3%)**	**9.0%**
Average balance of assets	**12,991**	**5,268**	**1,563**	**233**	**20,055**
Average balance of liabilities	**7,589**	**1,192**	**211**	**49**	**9,041**
Average balance of risk-adjusted assets	**11,512**	**3,666**	**1,728**	**239**	**17,145**
Average balance of assets of provident funds, mutual funds, and advanced-study funds	**1,024**	**-**	**-**	**-**	**1,024**
Average balance of other assets under management	**29**	**-**	**-**	**-**	**29**
Average balance of securities in custody	**4,793**	**-**	**-**	**-**	**4,793**
Average number of employee positions	**372**	**67**	**252**	**14**	**705**
Balance of credit to the public as at December 31, 2008	**12,216**	**6,343**	**2,002**	**325**	**20,886**
Balance of deposits from the public as at December 31, 2008	**8,584**	**1,278**	**367**	**21**	**10,250**
Margin from credit-granting activity	**246**	**98**	**90**	**14**	**448**
Margin from deposit-taking activity	**15**	**5**	**(3)**	**-**	**17**
Other	**90**	**45**	**(81)**	**(12)**	**42**
Total profit from financing activity before provision for doubtful debts	**351**	**148**	**6**	**2**	**507**

(1) Includes activity in the area of credit cards and the capital market.
(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident funds.

Condensed operating results of the Commercial Segment (continued):

	For year ended December 31, 2007*				
	Activity in Israel		Activity abroad		
	Banking and financial services(1)	Construction and real estate	Banking and financial services(1)	Construction and real estate	Total
	NIS millions				
Profit from financing activity before provision for doubtful debts:					
- From externals	620	246	153	26	1,045
- Inter-segmental	(300)	(104)	(64)	(15)	(483)
Operating and other income:					
- From externals	132	24	12	2	170
- Inter-segmental	(24)	(1)	-	-	(25)
Total income	428	165	101	13	707
Provision for doubtful debts	69	38	2	-	109
Operating and other expenses:					
- From externals	183	27	29	4	243
- Inter-segmental	57	-	-	-	57
Operating profit before taxes	119	100	70	9	298
Provision for taxes on operating profit	46	39	21	3	109
Operating profit after taxes	73	61	49	6	189
Minority interests' share in profits of consolidated companies	-	-	(29)	(3)	(32)
Net operating profit	73	61	20	3	157
Profit from extraordinary transactions, after taxes(2)	5	-	-	-	5
Net profit	78	61	20	3	162
Return of operating profit on equity	9.4%	20.5%	25.3%	37.5%	14.8%
Return on equity	9.6%	20.5%	25.3%	37.5%	15.3%
Average balance of assets	11,239	4,321	1,196	123	16,879
Average balance of liabilities	6,786	834	-	-	7,620
Average balance of risk-adjusted assets	10,696	3,859	1,098	113	15,766
Average balance of assets of provident funds, mutual funds, and advanced-study funds	3,746	-	-	-	3,746
Average balance of other assets under management	127	-	-	-	127
Average balance of securities in custody	4,850	-	-	-	4,850
Average number of employee positions	368	67	51	14	500
Balance of credit to the public as at December 31, 2007	12,232	4,589	1,768	202	18,791
Balance of deposits from the public as at December 31, 2007	7,107	1,159	-	-	8,266
Margin from credit-granting activity	222	81	53	7	363
Margin from deposit-taking activity	17	3	-	-	20
Other	81	58	36	4	179
Total profit from financing activity before provision for doubtful debts	320	142	89	11	562

* Reclassified.

(1) Includes activity in the area of credit cards and the capital market.

(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident-fund management rights.

Changes in the segment's volume of activity and net profit

Net operating profit of the segment totaled NIS 87 million, compared with NIS 157 million in 2007, a decrease of 44.6%. The decrease mainly resulted from a loss in the segment's activity abroad (in Turkey), due to the sharp decrease in the exchange rate of the Turkish lira in 2008.

The segment's income totaled NIS 657 million, compared with NIS 707 million in 2007, a decrease mainly resulting from changes in the exchange rate, as explained above.

The provision for doubtful debts totaled NIS 119 million, compared with NIS 109 million in 2007.

The segment's expenses totaled NIS 372 million, compared with NIS 300 million in 2007, an increase of 24.0%. The increase mainly resulted from the voluntary-retirement program, the effects of the wage agreement on provisions for benefits, losses recorded in severance compensation funds, and the inclusion of the results of Bank Pozitiv in Kazakhstan in this segment. This increase was offset by a decrease in the provision for bonuses and by the effect of the decline in the Bank's share price on expenses for phantom options.

The segment's results include profit from extraordinary transactions in the amount of NIS 8 million, which reflects the segment's share in profits from the sale of provident-fund management rights attributed to the segment's customers.

Net profit of the segment totaled NIS 95 million, compared with NIS 162 million in 2007, due mainly to an increase in the provision for doubtful debts and a loss from the segment's activity overseas, as described above.

The public's assets managed by the segment totaled NIS 5.8 billion, compared with NIS 8.7 billion in 2007, a decrease of 33.0%, as a result of the sale of some of the provident funds managed by the Bank during 2008.

Credit to the public totaled NIS 20.9 billion on December 31, 2008, compared with NIS 18.8 billion at the end of 2007. The increase resulted from an increase in activity in Israel and from an increase in the activity in Bank Pozitif.

Deposits from the public totaled NIS 10.3 billion on December 31, 2008, compared with NIS 8.3 billion at the end of 2007, an increase of 24%.

The Corporate Segment

General

The Corporate Segment specializes in the provision of financial services to large corporations in Israel and abroad. These services include the full range of banking activities suitable for customers of this type.

The operations of the Bank's Corporate Segment are influenced by the economic slowdown and the global financial crisis, and by their effect on customers of the segment.

Corporate Segment activity abroad includes the granting of credit to local and foreign borrowers, through the New York branch in the United States and the London and Manchester branches in the U.K.

Structure of the segment

The Bank's Corporate Segment mainly operates through the Corporate Division within the Corporate Area, and through the Bank's branches abroad. The Corporate Division provides a range of banking services to large companies in the Israeli economy, with the granting of credit constituting the principal area of activity. The Corporate Division is divided into four sectors that are each handled by Customer Relations Managers (CRMs) specializing in specific areas. Customer Relations Managers coordinate all banking services for customers assigned to them. In addition, a Credit Management Operations Unit for each sector provides services to all customers in that sector.

Also operating within the Corporate Area is a department specializing in foreign-trade transactions, which provides services to customers of the Bank engaged in these activities. The Corporate Division contains the Credit Control Unit, which includes a unit responsible for analyzing and assessing customers' credit risks. The Credit Control Unit also contains a unit responsible for financing and monitoring infrastructure projects; a unit that handles debt restructuring, syndication, and risk sales; and a unit responsible for formulating credit policy and controls of the Corporate Division's credit portfolio.

The Corporate Area offers products and services adapted to customers' requirements, mainly including financing of current operations as well as financing of investments, financing of infrastructure projects, project finance in the construction industry, financial services, foreign-trade activity, and transactions in derivative financial instruments. The various banking services are also provided to the segment's customers via the network of branches.

The process of planning business branches for customers of the Corporate Segment and the Commercial Segment began in late 2008. Subsequently, business branches tailored to these customers will be opened gradually over an extended period of time.

In addition, the Corporate Area contains the Special Credit Division, which coordinates the handling of customers in financial difficulties in the Corporate and Commercial Segments and endeavors to assist them in restructuring by providing business support to suitable customers. The Area is also responsible for the Debt Collection Division, which collects debts, when restructuring is not possible, from customers transferred to it by the various segments within the Bank.

Also operating within the Corporate Area is the Overseas Sector, which coordinates corporate credit activity abroad as well as activity with banks and financial institutions abroad. The Corporate Segment's operations abroad are conducted through the New York branch in the United States and through the London and Manchester branches in England. The principal activity has been the provision of credit to large companies through the purchase of participation in credit coordinated by leading banks, as well as bond investments. The business policy is to participate mainly in financing packages for companies assigned a high rating by the international rating agencies Standard & Poor's or Moody's. In recent months, the Bank reduced the granting of credit to these customers at its overseas branches.

The branches also provide comprehensive banking services to Israeli companies operating in the United States and in England, including credit, foreign trade, investments, and dealing-room services. The Bank allows Israeli companies and companies with an affinity to Israel that have assets in Israel to use collateral held in Israel for the purpose of opening credit lines at its branches abroad. The areas of activity of the New York and London branches have been undergoing reexamination during the recent period.

The Bank's activity with banks and financial institutions abroad includes contacts with approximately 2,400 correspondent banks around the world, through which international operations are conducted. This activity includes trading through dealing rooms, collaboration in foreign trade and financing of international trade, project finance, clearing of payments, and capital-market services.

Legislative restrictions, regulations, and special constraints applicable to the segment

The Bank operates within the framework of laws, regulations, and regulatory directives that apply to the banking system in Israel, under the authority of entities such as the Supervisor of Banks; the Supervisor of the Capital Market, Insurance, and Savings; the Antitrust Commissioner; the Israel Securities Authority, and others.

The following describes specific restrictions that apply to the segment:

- Under Proper Conduct of Banking Business directives, a restriction applies to the permitted level of indebtedness of a single borrower or a group of borrowers, the total aggregate indebtedness of the six largest groups of borrowers at the Bank, the indebtedness of customers defined as "related parties" to the Bank, indebtedness arising from transactions for financing the acquisition of means of control of corporations, and the amount of the permitted indebtedness for each sector of the economy. These restrictions may have consequences for the manner and volume of the Corporate Segment's operations with these customers.
- The Basel Committee has published a set of directives known as "Basel II," which affect the operation of the Corporate Segment. The Bank of Israel has required the implementation of the regulations to start at the end of 2009. For details, see the Risk Management section.
- Following a request by the Antitrust Commissioner, the Bank has asked the Commissioner to regulate, by means of a type exemption, the cooperation between banks in the areas of credit and syndications for granting loans with the customers' consent, provided that the amount of credit exceeds an amount to be determined, or, alternatively, that a restriction under the directives of the Supervisor of Banks and/or under the law prevents the Bank from extending the credit requested by the customer alone. The Commissioner stated that until a type exemption is introduced in cooperation with the Bank of Israel, or by February 17, 2003, whichever is earlier, he does not intend to enforce the provisions of the law on cooperation between the banks in the granting of credit (consortiums) that meet the terms detailed in the Commissioner's notification.

  During the period, the Commissioner extended the validity of the notification on the matter of consortiums for granting credit, from time to time, so that it is in effect until July 6, 2009. On March 8, 2007, the Antitrust Commissioner announced a change in the terms established by the Commissioner in the past with regard to consortium arrangements. The current terms for the execution of consortium arrangements acceptable to the Antitrust Commissioner are primarily the following:

  A. The joining of several banks in a consortium arrangement is essential, such that it would not be possible to grant credit to the customer under reasonable terms without it. The Commissioner has clarified that the intent was that it is sufficient that without the cooperation agreement, each bank would be exposed to a substantially higher risk level compared to the risk level in the consortium format, so that these differences would be given expression in the interest rate for the credit.

  B. The customer has consented, in advance and in writing, to the formation of the consortium.

  C. The customer is given the opportunity to negotiate the terms of the credit with any of the banks that are members of the consortium.

D. If both the Bank and Bank Leumi Le-Israel are members of the consortium, the formation of the consortium will only be possible if their aggregate amount of credit is greater than NIS 300 million. This restriction shall not apply to debt arrangements arising from credit granted prior to August 18, 2002.

A letter from the Antitrust Commissioner was received on January 4, 2009, stating that the terms for the formation of credit consortiums by banks are being reexamined. Until the formulation of a final position on this matter, the Antitrust Commissioner gave notification that the terms would be extended for an additional six months.

On March 2, 2008, the Antitrust Commissioner issued a notification that addresses matters including consortium arrangements between banks and insurance companies. According to the notification, the terms acceptable to the Antitrust Commissioner for the formation of such arrangements are similar to the terms for arrangements between banks, as detailed in Sections A-C above.

- The Corporate Segment's activity abroad is subject to regulatory supervision by various government agencies in the countries in which it operates.

Developments in the segment's markets or changes in the profile of its customers

The activity of Corporate Segment customers is generally continuous, with adaptation to changes in economic activity and in the sectors in which they operate.

In 2008, the segment's customers were influenced by the uncertainty resulting from the global crisis, which was characterized by sharp declines in the financial markets, declines in real-estate prices abroad, and a slowdown in demand in the second half of the year.

Business GDP in Israel grew at an estimated rate of just 1.5%; all sectors of the economy showed a downturn, especially sectors affected by the decline in private consumption, including construction and real estate, industry, and commerce. The nominal shekel interest rate decreased sharply in the second half of 2008, reaching the lowest level in Israel's history. The decline in asset values and the economic downturn led to a decrease in profitability and an increase in risk for many customers. The financial crisis also brought non-bank financing to a stop, exacerbating financing difficulties and making it difficult for customers to obtain liquidity, especially those customers who have relied on debt raised from non-bank institutions in recent years. The increase in the level of credit risk concurrently led to an increase in the financial spread collected from the segment's customers.

In the United States, 2008 was marked by a recession, reflected in a general decline in business activity. Leading financial companies faced a liquidity crisis and needed government aid; the financial markets showed steep drops of 50%. The central bank lowered the interest rate sharply to a near-zero rate, with the aim of easing the liquidity crisis and encouraging renewed economic growth. Similar trends were apparent in England and in the euro zone.

Technological changes that may have a material impact on the segment

The information systems used by the Corporate Segment are designed to assist analysis, control, and marketing processes. The Corporate Segment continually works to improve and update the technological systems it uses. Use of the "Matbea" system was expanded in 2008, with the aim of improving work processes, information management, and control of segment customers' activity.

Critical success factors in the segment

- Correctly identifying customers' overall banking needs, and suitably adapting banking products to their business needs.
- The ability to provide comprehensive service suited to customers - tailoring banking services and improving service quality (response time, professionalism, etc.), based, among other things, on technological capabilities for service delivery.
- Ability to conduct risk control in real time (primarily credit risks) - credit risk is the most significant risk factor in the segment's activity. Management of risks and maintenance of an adequate control system are essential in order to minimize the risks inherent in the segment's activity to the extent possible, and attain adequate profitability in its activity.
- Establishment of credit policies in line with the Bank's risk perception and methods of financing customers while monitoring performance.

Main barriers to entry and exit in the segment

Activity in the Corporate Segment requires long-term relationships with its customers, including familiarity with their financial information and the collateral they have provided to the Bank, monitoring and control of the different risks and exposures, as well as appropriate capital allocation and compliance with the regulatory restrictions that apply to the segment. This requires training high-quality, skilled personnel and acquiring a high level of technological capability in order to cope with the complexity of the segment. In the segment's activity abroad, a sufficient geographically deployed infrastructure is also necessary, including offices and branches around the world.

Alternatives to the segment's products and services, and changes therein

The main alternative for customers in this segment is financing via non-bank credit, but public and private offerings and credit granted by non-bank financial institutions slowed almost to a full stop during 2008.

Structure of competition in the segment, and changes therein

Competition in this segment mainly stems from the four other major banking groups in Israel, as well as from foreign banks. Non-bank financing slowed during 2008, to the point where offerings ceased in the last quarter of 2008.

Products and services

In the area of credit, the segment offers products for financing of customers' activity, including financing of customers' routine operations and working capital, financing of investments aimed at expanding business activity, financing and accompaniment of construction and real-estate projects, financing of the acquisition of means of control of companies, financing of PFI/BOT infrastructure projects, and financing of foreign-trade activity.

Additional services are also provided to customers, such as financial instruments used for hedging against various risk-currency and interest-rates,, commodities, capital-market activity, investment advising, foreign-currency activity, and routine operations.

Customers

New criteria for assigning customers to the segments were established in the second half of 2008. For further details, see the explanation in the beginning of the "Description of the Bank's Business by Segments of Activity" section, above.

Marketing and distribution

The Marketing Strategy and Business Development Unit was established within the Corporate Division during the year. The unit focuses on providing marketing support to Customer Relations Managers (CRMs), and is dedicated to understanding customers' needs and tailoring financial solutions to these needs. As a key element of this marketing platform, a group of product experts, working closely with the CRMs, is at the disposal of the segment's customers, in the areas of the dealing room, investment advising, foreign trade, and more. Customer Relations Managers are in continuous contact with the customers served by them in order to respond to their banking needs, market the Bank's products, and tailor financing solutions to various transactions.

In the area of business development, the unit focuses on the development of new products and services matched to customers' needs. In the area of strategy, the unit is responsible for the development and management of the division's business strategy.

Competition

There is a high level of competition in this area from banking entities. Competition is reflected in service, prices, and rapid response. The Bank Group competes in this area against the four other major banking groups in Israel, as well as foreign banks with representative offices in Israel. The stated objective of the banking system to reach a capital adequacy of 12% limits the availability of bank financing for the segment's customers. In the United States, this field is highly competitive and is dominated by large financial entities.

Human capital

In 2008, the average number of employee positions in the segment, in Israel and abroad, was 908, compared with 871 positions in 2007.

The following is a breakdown of positions in the segment:

	Total positions		Of which, positions charged to the segment		Direct managerial positions	
	2008	2007	**2008**	2007	**2008**	2007
In Israel	**769**	738	**228**	213	**126**	124
Abroad	**139**	133	**26**	26	**36**	40
Total	**908**	871	**254**	239	**162**	164

The Bank's Israeli emmisaries abroad who manage business units are experts in credit products and hold academic degrees. In order to comply with the standards dictated by the global market, employees receive training and enrichment in the areas of their work as well as in the local regulatory requirements. The Bank is recruiting employees who have the requisite knowledge in order to enter new areas of activity, in accordance with its strategic plan.

Taxation

With regard to taxation, see the Taxation Status section below.

Objectives and business strategy

The Corporate Segment's business objectives are focused in several areas:

- Continue to provide service and respond to customers' needs while tailoring new products suited to their activity.
- Prudently manage the credit portfolio and monitor the risk profile.
- Continue to improve the technological infrastructure supporting analysis, control, and marketing processes.
- Provide full banking services to Israeli companies and Israeli institutional investors operating abroad.
- Develop products that offer alternatives and supplements to traditional credit.

The segment's objectives for 2009 reflect the need to contend with the economic downturn and the global crisis and their impact on the customers of the segment.

Condensed operating results and key data of the Corporate Segment:

	For the year ended December 31, 2008				
	Activity in Israel		Activity abroad		
	Banking and financial services(1)	Construction and real estate	Banking and financial services(1)	Construction and real estate	Total
	NIS millions				
Profit (loss) from financing activity before provision for doubtful debts:					
- From externals	2,281	1,768	77	11	4,137
- Inter-segmental	(1,049)	(1,161)	(258)	37	(2,431)
Operating and other income:					
- From externals	178	42	90	1	311
- Inter-segmental	3	(5)	-	-	(2)
Total income (loss)	1,413	644	(91)	49	2,015
Provision for doubtful debts	539	386	22	-	947
Operating and other expenses:					
- From externals	344	73	188	17	622
- Inter-segmental	88	11	-	-	99
Operating profit (loss) before taxes	442	174	(301)	32	347
Provision for taxes (tax benefit) on operating profit	160	64	(111)	12	125
Net operating profit (loss)	282	110	(190)	20	222
Profit from extraordinary transactions, after taxes(2)	18	-	-	-	18
Net profit (loss)	300	110	(190)	20	240
Return of operating profit on equity	9.0%	5.4%	(26.7%)	10.8%	3.7%
Return on equity	9.6%	5.4%	(26.7%)	10.8%	4.0%
Average balance of assets	57,137	31,315	10,189	2,652	101,293
Average balance of liabilities	35,523	6,308	4,045	198	46,074
Average balance of risk-adjusted assets	54,709	27,422	10,503	2,730	95,364
Average balance of assets of provident funds, mutual funds, and advanced-study funds	3,162	-	-	-	3,162
Average balance of other assets under management	8,285	12	-	-	8,297
Average balance of securities in custody	389,529	-	-	-	389,529
Average number of employee positions	625	144	116	23	908
Balance of credit to the public as at December 31, 2008	59,587	33,476	14,886	2,852	110,801
Balance of deposits from the public as at December 31, 2008	37,482	5,206	3,952	133	46,773
Margin from credit-granting activity	777	430	90	39	1,336
Margin from deposit-taking activity	18	14	7	4	43
Other	437	163	(278)	5	327
Total profit from financing activity before provision for doubtful debts	1,232	607	(181)	48	1,706

(1) Includes activity in the areas of credit cards and the capital market.
(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident-fund management rights.

Condensed operating results and key data of the Corporate Segment (continued):

	For the year ended December 31, 2007*				
	Activity in Israel		Activity abroad		
	Banking and financial services[(1)]	Construction and real estate	Banking and financial services[(1)]	Construction and real estate	Total
	NIS millions				
Profit (loss) from financing activity before provision for doubtful debts:					
- From externals	1,553	1,471	(258)	(4)	2,762
- Inter-segmental	(311)	(887)	(574)	46	(1,726)
Operating and other income:					
From externals	512	39	76	-	627
Inter-segmental	4	(1)	-	-	3
Total income (loss)	1,758	622	(756)	42	1,666
Provision for doubtful debts	(92)	128	2	-	38
Operating and other expenses:					
- From externals	292	69	169	18	548
- Inter-segmental	94	11	-	-	105
Operating profit (loss) before taxes	1,464	414	(927)	24	975
Provision for taxes (tax benefit) on operating profit	572	162	(356)	10	388
Net operating profit (loss)	892	252	(571)	14	587
Profit from extraordinary transactions, after taxes[(2)]	13	-	-	-	13
Net profit (loss)	905	252	(571)	14	600
Return of operating profit on equity	28.9%	13.4%	(57.6%)	9.1%	9.8%
Return on equity	28.9%	13.4%	(57.6%)	9.1%	10.0%
Average balance of assets	53,798	26,054	13,259	2,061	95,172
Average balance of liabilities	27,662	4,349	2,971	107	35,089
Average balance of risk-adjusted assets	51,038	23,970	13,002	2,140	90,150
Average balance of assets of provident funds, mutual funds, and advanced-study funds	12,631	-	-	-	12,631
Average balance of other assets under management	16,489	-	-	-	16,489
Average balance of securities in custody	356,026	-	-	-	356,026
Average number of employee positions	599	139	112	21	871
Balance of credit to the public as at December 31, 2007	53,314	28,202	10,972	2,491	94,979
Balance of deposits from the public as at December 31, 2007	26,628	5,684	3,669	148	36,129
Margin from credit-granting activity	684	336	113	26	1,159
Margin from deposit-taking activity	25	11	14	6	56
Other	533	237	(959)	10	(179)
Total profit (loss) from financing activity before provision for doubtful debts	1,242	584	(832)	42	1,036

* Reclassified.

(1) Includes activity in the areas of credit cards and the capital market.

(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident-fund management rights.

Changes in the segment's volume of activity and net profit

Net profit of the Corporate Segment totaled NIS 240 million, compared with NIS 600 million in 2007.

Profit of the Corporate Segment in Israel totaled NIS 410 million, compared with NIS 1,157 million in 2007, a decrease of 64.6%.

The decrease resulted from an increase in the volume of provision for doubtful debts (see below) and a decline in fees and other income.

The segment's activity abroad recorded a loss in the amount of NIS 170 million in 2008, compared with a loss of approximately NIS 557 million in 2007.The loss resulted from investments by the Bank's overseas offices in SIV asset-backed securities, the results of operations of which were included in this segment.The total loss on these securities in 2008 amounted to NIS 345 million, compared with a loss of NIS 1,122 million in 2007.

Financing profit in the segment totaled NIS 1,706 million in 2008, compared with NIS 1,036 million.The increase in profit from financing activity in the Corporate Segment mainly resulted from a decrease in losses in respect of SIV asset-backed securities, as described above. Financing income in Israel increased, due to factors including the collection of debts for which financing income was not recorded in the past. Operating income in Israel decreased, mainly due to a provision for decline in value of securities received in respect of loans which were settled; whereas in 2007, dividend income was recorded for shares held in receivership, which based on the directives of the Supervisor of Banks are included in the Bank's securities portfolio, in an amount higher than that recorded in 2008.

The provision for doubtful debts totaled NIS 947 million in 2008, compared with NIS 38 million in 2007, an increase mainly due to the construction & real-estate, industry, financial services and communications & computer services sectors.

As a result of the increase in the provision for doubtful debts in the construction and real-estate sector, which totaled NIS 386 million, compared with NIS 128 million in 2007, the construction and real-estate sector concluded 2008 with a profit of NIS 130 million, compared with NIS 266 million in 2007.

The segment's expenses totaled NIS 721 million, compared with NIS 653 million in 2007, an increase of 10.4%.The increase mainly resulted from the voluntary-retirement program, the effects of the wage agreement on provisions for benefits, and losses recorded in severance compensation funds.These increases were offset by a decrease in the provision for bonuses and by the effect of the decline in the Bank's share price on expenses for phantom options.

The public's assets totaled NIS 401.0 billion, compared with NIS 385.1 billion in 2007, an increase of 4.1%, which mainly resulted from securities, due to an increase in the volume of activity in this area.

Credit to the public totaled NIS 110.8 billion on December 31, 2008, compared with NIS 95.0 billion at the end of 2007, an increase of 16.7%.The increase in balances of credit to the public was mainly recorded under activity in Israel.

Credit in Israel totaled NIS 93.1 billion, compared with NIS 81.5 billion in 2007, an increase of 14.2%. An increase was recorded in activity in the construction and real-estate sector, in the amount of approximately NIS 5.3 billion, stemming from an increase in the activity of the sector's clients. An increase in the amount of approximately NIS 6.3 billion was recorded in activity in the banking and financial sector in Israel as well.

Credit abroad totaled NIS 17.7 billion, compared with NIS 13.5 billion in 2007, a 31.8% increase, due mostly to credit granted to a major industrial company.

Deposits from the public totaled NIS 46.8 billion on December 31, 2008, compared with NIS 36.1 billion at the end of 2007, an increase of 29.5%, mainly from an increase in deposits of financial institutions managing money for their clients.

The Financial Management Segment

General

The activity of this segment includes the management of the Bank's proprietary portfolio (i.e., the Bank's activity on its own behalf, through investments in bonds, deposits with banks, bond issues, transactions in derivative financial instruments, and more), management of market and liquidity exposures resulting from Bank customers' business in the course of trading activity, and support for the development and pricing of sophisticated financial products. This segment's activity also includes the activity of the dealing rooms in financial instruments in foreign and local currency.

Market risk is the risk to the Group's income and capital resulting from changes in prices, rates, and spreads in the financial markets, primarily the following:

Interest-rate risk - the risk to capital and income (including future income) that may result from changes in interest rates in the various sectors (unlinked shekel, CPI-linked shekel, and foreign currency).

Currency risk - the risk to capital and income (including future income) that may result from the effect of changes in the consumer price index and in exchange rates both on linkage-base exposure (the exposure of financial capital to the three linkage sectors: unlinked shekel, CPI-linked shekel, and foreign currency), and on currency exposures arising from trading activity.

Liquidity risk - the risk to income and capital that may result from an inability to supply liquidity needs, i.e. a decision by customers to withdraw funds from the Bank in an unforeseen amount. In exceptional supply and demand situations, larger costs may arise from unplanned fund raising.

Developments in the financial markets over the course of 2008, especially as of the third quarter, led to a considerable reduction of liquidity in the markets and the opening of credit spreads. The credit risks inherent in investments in financial instruments were a material component of the changes in value of these instruments. For details, see the section Activity of the Bank Group in Asset-Backed Securities and the section Exposure to Foreign Financial Institutions.

Also included in the calculation of the segment's income are the results of the investments in shares and in equity-basis investees.

New products and areas of activity

The Financial Management Segment is characterized by continual innovation. A series of complex products have been added to the product range in Israel in recent years, including exotic options and derivatives, credit derivatives, and sophisticated interest-rate products. In addition, structured products that include a deposit or bond for which the interest rate is determined by the terms of a derivative of some kind embedded within the debt instrument have been used increasingly in recent years.

The segment's activity includes investments in asset-backed securities. The Bank sold its entire holdings in its mortgage-backed securities portfolio at the New York branch on May 20, 2008. For details, see the section Activity of the Bank Group in Asset-Backed Securities, below.

The Bank provides comprehensive hedging and investment services to its customers through its dealing rooms. The dealing room in Tel Aviv provides customers with services related to the various financial instruments (spots, forwards, options, exotic options, swaps, and structured products) and various underlying assets (foreign-currency/foreign-currency and foreign-currency/shekel exchange rates, shekel interest rates, consumer price index, stock and commodity indices, etc.). The Bank serves as one of the market makers in Shahar government-bond futures. In this activity, the dealing room serves as a market maker, on the one hand, while the customer desk quotes prices and executes transactions with the Bank's customers, on the other hand. The dealing room is a market maker in most of the products in which it has activity; in other words, the Bank acts as a party to the transaction with the customer, rather than as an intermediary between the customer and a third party.

Political and economic events in Israel and globally cause fluctuation in exchange rates and interest rates, which expose customers to market risks that may affect the condition of their business. Customers protect themselves from this type of exposure by executing transactions that preserve stable cash-flow levels even during exceptional market fluctuations. Along with the exposures generated for some customers during the ordinary course of their business, market fluctuations also present an opportunity for investors who wish to take advantage of them in order to derive profits.

Transactions with the Bank's customers are conducted in accordance with the credit limits allocated to them by the credit authorities at the Bank, and on the basis of the Bank's internal models that define credit exposures in transactions executed in the dealing room.

Awareness of the activities offered by the dealing room has grown steadily in recent years, among customers seeking hedging transactions as well as investors. This increase has also led to demand for a broader range of products at a higher level of sophistication. In response to these needs, and in order to preserve the Bank's standing as a leader and innovator, the dealing room continues to develop financial instruments for its customers.

The dealing room carries out marketing activity directed to foreign financial institutions, which has led to a significant increase in volumes of activity with these customers, in the range of products in which the Bank serves as a market maker.

Structure of the segment

The segment's business activity is centralized under the authority of the Member of the Board of Management and Head of the Global Treasury Area, who is responsible for management of the Bank's assets and liabilities in Israel and worldwide, as well as the activity of the dealing rooms in Israel, London, and New York.

Treasury activities include the Asset and Liability Management Division in Israel, which is responsible for the financial management of the Bank's balance sheet in Israel, and coordinates the management of financial assets and liabilities at the global level. Also operating within this framework is the Dealing Room Division, which is responsible for the dealing room in Israel and for coordinating trading activities in foreign currency and derivatives at branches abroad. Treasurers at the Bank's New York and London branches also report concurrently to the Global Treasurer in Israel and to local managers abroad.

The segment's income mainly derives from management of the Bank's financial capital, spreads on positions in derivative financial instruments, and from activity in bonds.

Legislative restrictions, regulations, and special constraints applicable to the segment

The Bank operates within the framework of laws, regulations, and regulatory directives that apply to the banking system in Israel (and under local directives in the countries in which the Bank operates), under the authority of entities such as the Supervisor of Banks; the Supervisor of the Capital Market, Insurance, and Savings; the Antitrust Commissioner; the Israel Securities Authority; and others.

Financing sources

The Financial Management Segment has no resources of its own; however, it is responsible for managing the Bank's sources and applications. The Bank has a wide range of financing sources, primarily fixed-term deposits from the public, raised from a very large number of depositors, with no reliance on any single depositor or group of depositors. Large-scale depositors, particularly institutional depositors, are handled jointly by the segment and by Customer Relations Managers.

Most of the Bank's resources are raised from the public in Israel, particularly from private customers. Unlinked shekel resources mainly derive from these customers, while some also derive from large institutional and corporate customers. Linked shekel resources are raised both from the general public and from institutional customers who invest in bonds issued by the Bank (through Hapoalim Hanpakot) and directly in deposits with the Bank. The Bank's foreign-currency resources are raised from a variety of sources: private customers in Israel, corporate customers in Israel, non-residents, international private banking customers, and Israeli companies abroad, as well as through bond issues abroad (through the subsidiary Hapoalim International).

In recent years, shekel resource raising through issues of bonds and subordinated notes has become increasingly important.

Technological changes that may have a material impact on the segment

The Financial Management Segment is technology-intensive. Accordingly, technological changes influencing the segment occur routinely. In recent years, several such processes may be noted, such as the widespread distribution of financial information in real time and the ability to execute transactions instantly, regardless of geographical location.

The principal investments carried out by the segment are in information systems. In recent years, the principal investment is in two main areas: projects aimed at advanced management in the dealing room, and the asset and liability management system project.

In 2007, a decision was made to acquire a designated system for interest-rate management, including interest-rate derivatives, at the Tel Aviv dealing room. This system is in advanced stages of implementation, and should improve the division's capabilities in handling complex products in these areas.

Asset and Liability Management (ALM) System

In order to improve its ability to analyze, plan, and manage its assets and liabilities, the Bank uses an automated system called the ALM (Asset and Liability Management) system. Analysis is based on capture of data on financial transactions at the Bank and processing that enables users to make in-depth and broad analyses of market risks to the Bank's balance sheet, particularly interest-rate risk and liquidity risk.

Critical success factors in the segment

The most important success factor in the area of financial management is the quality of human resources; employees in this area must have excellent analytical skills.

Another critical success factor is high-quality computerized systems, both in the area of transaction execution and in the area of information and analytics.

Financial management interacts extensively with most of the areas of the Bank's business activity. Naturally, therefore, the success of this activity depends on the level of inter-segmental cooperation within the Bank.

Main barriers to entry and exit in the segment

The main entry barriers in the Financial Management Segment stem from the need for large investments in information systems and the ability to recruit high-quality professional personnel.

In addition, the ability to provide services to large-scale customers is also derived from the Bank's relative size and its ability to supply liquidity in the various areas of activity. Accordingly, size is an advantage in certain areas of activity and in certain types of transactions.

Alternatives to the segment's products and services, and changes therein

In recent years, Israel's financial markets have grown progressively more sophisticated. This is particularly notable in the broader range of products available to investors and market players. Various types of tradable instruments as well as derivative instruments are becoming more accessible. Examples of these instruments include exchange-traded funds, structured deposits, exotic options, and more. Naturally, alongside the expanded opportunity inherent in a larger, more advanced product range, these instruments also serve as alternatives to existing products and services.

Structure of competition in the segment, and changes therein

Intense, extensive competition exists in all areas of dealing-room activity. The principal competitors are the four major banking groups in Israel, foreign banks, and other financial companies specializing in this area.

Customers

The segment provides diverse services to all customers of the other segments at the Bank, both through the Bank's branches and Customer Relations Managers, and through direct contact with large customers.

Human capital

In 2008, the average number of employee positions in the segment was 529 (of which 118 were positions of Head Office employees whose cost of employment was charged to the segment), compared with 513 positions (of which 115 were charged to the segment) in 2007.

The average number of direct managerial positions in the segment in 2008 amounted to 196, compared with 168 positions in 2007.

The Financial Management Segment is oriented towards professional personnel. Accordingly, there is considerable competition for the services of high-quality employees, from local banks, foreign banks, other financial entities, and business concerns. This is particularly apparent in the area of dealing rooms. The Bank has therefore formulated a unique employment and compensation model for dealing-room employees, which ensures suitable compensation for their achievements.

Collaboration agreements

During the routine course of business, the Bank, and within it the Financial Management Segment, maintain extensive ties with the world's leading financial institutions. Business relations between the Bank and these entities in the different capital markets are based, among other things, on standard international arrangements, such as: framework agreements supporting the activity of dealing rooms, special agreements to minimize credit risks aimed at limiting credit risk in derivatives (credit support annex), or activity via an international clearinghouse (CLS) to minimize clearing risks in foreign-currency swap transactions.

Objectives and business strategy

The segment's key objectives are the development of financial activity in the local and international markets, based on the existing London and New York branches, as well as continued growth of local activity.
The strategic plan for 2009-2010 includes work plans, infrastructures, and quantitative objectives. The plan is based on expanding the range of products, enlarging the customer base, and developing global activity.
An important element of the segment's strategic plan refers to the activity of the branches abroad, in line with the Bank's overall strategy. The plan includes the development of products and services for overseas customers' activity and realization of the potential of GPB (Global Private Banking) customers in Israel and abroad.
Due to the crisis in the financial markets and the liquidity crisis, the condition of the Bank's proprietary investment portfolio in foreign currency is being examined on a routine basis, as are directions for future development.
The strategic plan is based on estimates and reflects the Bank's current viewpoint; it therefore constitutes forward-looking information. There is a possibility that the plan may not materialize, or may not materialize in full.

Changes in the segment's volume of activity and net profit

Loss of the segment totaled NIS 2,590 million in 2008, compared with profit in the amount of NIS 689 million in 2007; the loss mainly resulted from the financial crisis.
Loss from financing activity totaled NIS 3,228 million in 2008, compared with profit in the amount of NIS 1,069 million in 2007. The loss mainly resulted from losses recorded as a result of the financial crisis. A loss of NIS 3,560 million was recorded from asset-backed securities in 2008, compared with a loss of NIS 54 million in 2007. The loss on the credit-derivative portfolio increased by NIS 584 million, and in addition, financing income on the Bank's financial capital decreased by NIS 262 million, as a result of the decline in interest rates. The effect of the measurement of profit and loss in derivative instruments on a fair-value basis versus the measurement of the results of balance-sheet financial activity on an accrual basis, which caused a decrease in profit in the amount of NIS 173 million, was also allocated to the segment's income.
Operating income totaled NIS 41 million in 2008, compared with NIS 81 million in 2007. A loss of NIS 195 million was recorded in 2008 in the segment's share of the operating results of equity-basis investees, compared with a profit in the amount of NIS 189 million in 2007. The decrease resulted from provisions for decline in value, net of tax, in the amount of NIS 98 million, executed by the Bank with respect to its investments in Delek Real Estate and in Clal Insurance, and from the Bank's share in the losses of Clal Insurance Enterprises Holdings and Delek Real Estate. In 2007, the majority of the contribution to profit stemmed from Clal Insurance Enterprises Holdings, which contributed NIS 116 million. The large contribution resulted from profits from the flotation of a subsidiary and from the effect of a change in the treatment of special-risk reserves by insurance companies.

Set out below are details of the contributions of equity-basis investee companies to the results of operations:

	For the year ended December 31	
	2008	2007
	NIS millions	
Clal Insurance Enterprises Holdings*	**(79)**	116
Delek Real Estate**	**(120)**	34
Poalim I.B.I.	**(5)**	17
Others	**9**	22
Total	**(195)**	189

* Includes a net loss in the amount of NIS 60 million in respect of a provision for decline in value in respect of the Bank's investment in Clal Insurance Enterprises Holdings.

** Includes a net loss in the amount of NIS 38 million in respect of a provision for decline in value, in respect of the Bank's investment in Delek Real Estate.

The Bank Group's investment in equity-basis investee companies as at December 31, 2008 totaled NIS 480 million, compared with NIS 766 million as at December 31, 2007.

Net profit from extraordinary transactions totaled NIS 17 million in 2008, resulting from the share of the sales of Bank Massad and Bank Yahav attributed to this segment. In 2007, this profit totaled NIS 56 million, resulting from the sale of holdings in Sheraton Moriah hotels and part of the investment in I.B.I., and excluding tax expenses in respect of the anticipated realization of the investments in Bank Massad and Bank Yahav attributed to this segment.

Others and Adjustments

This section includes all other activities of the Bank Group, each of which does not form a reportable segment under the Supervisor of Banks' directives.

These activities mainly include investment banking, trust activity, credit-card activity, and capital-market activity not attributed to the banking segments. In addition, this activity includes adjustment of intersegmental activities.

Net profit of this section totaled NIS 74 million in 2008, compared with a profit of NIS 106 million in 2007. The decrease is mainly due to a decrease in income from the capital market. Profit from credit cards in respect of activity of customers of banks outside the Group and from incoming tourism totaled NIS 59 million, compared with NIS 41 million in 2007. Income from computer services rendered to Bank Massad, Bank Yahav, and Bank Otsar Hahayal totaled NIS 78 million in 2008, compared with income in the amount of NIS 43 million recorded in 2007. In addition, profit from extraordinary transactions attributed to this section decreased, and totaled approximately NIS 11 million in 2008, compared with NIS 38 million in 2007.

Comparison figures in the results of credit-card and capital-market operations were reclassified. For further details, see the description at the beginning of the Bank's Business by Segments of Activity section, above.

Distribution of the results of operations and key data in credit cards by segments of activity:

	For the year ended December 31, 2008						
Segment:	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Incoming tourism and others	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts	**35**	**15**	**5**	**-**	**-**	**58**	**113**
Operating and other income	**604**	**244**	**96**	**11**	**8**	**450**	**1,413**
Provision for doubtful debts	**9**	**3**	**1**	**-**	**-**	**-**	**13**
Operating and other expenses	**467**	**172**	**64**	**7**	**5**	**414**	**1,129**
Operating profit before taxes	**163**	**84**	**36**	**4**	**3**	**94**	**384**
Provision for taxes on operating profit	**60**	**31**	**13**	**1**	**1**	**35**	**141**
Operating profit after taxes	**103**	**53**	**23**	**3**	**2**	**59**	**243**
Minority interests' share in profits of consolidated companies	**(4)**	**-**	**-**	**-**	**-**	**-**	**(4)**
Net profit	**99**	**53**	**23**	**3**	**2**	**59**	**239**
Average balances							
Average balance of assets	**7,149**	**2,985**	**1,090**	**109**	**217**		**11,550**
Average balance of liabilities	**6,811**	**2,747**	**1,098**	**110**	**219**	**-**	**10,985**
Average balance of risk-adjusted assets	**5,928**	**2,391**	**956**	**96**	**191**	**-**	**9,562**
Average number of employee positions	**771**	**253**	**100**	**10**	**7**	**-**	**1,141**

	For the year ended December 31, 2007*						
Segment:	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Incoming tourism and others	Total
	NIS millions						
Profit (loss) from financing activity before provision for doubtful debts	39	15	6	-	-	32	92
Operating and other income	563	228	90	11	8	352	1,252
Provision for doubtful debts	4	2	-	-	-	-	6
Operating and other expenses	434	154	60	6	4	316	974
Operating profit before taxes	164	87	36	5	4	68	364
Provision for taxes on operating profit	64	34	14	2	2	27	143
Operating profit after taxes	100	53	22	3	2	41	221
Minority interests' share in profits of consolidated companies	(15)	-	-	-	-	-	(15)
Net profit	85	53	22	3	2	41	206
Average balances							
Average balance of assets	5,966	2,508	900	90	179	-	9,643
Average balance of liabilities	5,990	2,416	966	96	193	-	9,661
Average balance of risk-adjusted assets	5,478	2,209	884	88	177	-	8,836
Average number of employee positions	718	232	89	9	6	-	1,054

* Reclassified.

Distribution of the results of operations and key data in the capital market by segments of activity:

Segment:	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Incoming tourism and others	Total
	For the year ended December 31, 2008						
	NIS millions						
Profit (loss) from financing activity before provision for doubtful debts	**6**	**30**	**5**	**2**	**30**	**(1)**	**72**
Operating and other income:							
- From externals	**90**	**844**	**55**	**17**	**264**	**64**	**1,334**
- Inter-segmental	**(16)**	**(144)**	**(14)**	**(5)**	**(33)**	**212**	**-**
Total income	**80**	**730**	**46**	**14**	**261**	**275**	**1,406**
Operating and other expenses	**75**	**521**	**46**	**2**	**161**	**330**	**1,135**
Operating profit (loss) before taxes	**5**	**209**	**-**	**12**	**100**	**(55)**	**271**
Provision for taxes (tax benefit) on operating profit	**2**	**77**	**-**	**4**	**37**	**(20)**	**100**
Operating profit (loss) after taxes	**3**	**132**	**-**	**8**	**63**	**(35)**	**171**
Minority interests' share in profits of consolidated companies	**(3)**	**-**	**-**	**-**	**-**	**-**	**(3)**
Net operating profit (loss)	**-**	**132**	**-**	**8**	**63**	**(35)**	**168**
Net profit from extraordinary transactions, after taxes	**264**	**135**	**36**	**8**	**18**	**-**	**461**
Net profit (loss)	**264**	**267**	**36**	**16**	**81**	**(35)**	**629**
Average balances							
Average balance of provident fund, mutual fund, and study fund assets	**3,724**	**29,080**	**2,564**	**1,024**	**3,162**	**64,153**	**103,707**
Average balance of other assets under management	**1**	**3,574**	**39**	**29**	**8,285**	**-**	**11,928**
Average balance of securities in custody	**3,164**	**80,741**	**5,632**	**4,793**	**389,529**	**36**	**483,895**
Average number of employee positions	**387**	**964**	**112**	**-**	**124**	**-**	**1,587**

Distribution of the results of operations and key data in the capital market by segments of activity (continued):

Segment:	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Incoming tourism and others	Total
	For the year ended December 31, 2007*						
	NIS millions						
Profit from financing activity before provision for doubtful debts	6	33	5	1	37	5	87
Operating and other income:							
- From externals	195	960	75	22	225	151	1,628
- Inter-segmental	(17)	(150)	(15)	(5)	(30)	217	-
Total income	184	843	65	18	232	373	1,715
Operating and other expenses	146	548	51	3	169	355	1,272
Operating profit before taxes	38	295	14	15	63	18	443
Provision for taxes on operating profit	14	115	5	6	25	7	172
Operating profit after taxes	24	180	9	9	38	11	271
Minority interests' share in profits of consolidated companies	(15)	-	-	-	-	-	(15)
Net operating profit	9	180	9	9	38	11	256
Net profit from extraordinary transactions, after taxes	174	102	27	5	13	-	321
Net profit	183	282	36	14	51	11	577
Average balances							
Average balance of provident fund, mutual fund, and study fund assets	16,469	49,819	6,681	3,746	12,631	28,173	117,519
Average balance of other assets under management	17	3,957	47	127	16,489	-	20,637
Average balance of securities in custody	3,704	72,691	7,016	4,850	356,026	1,021	445,308
Average number of employee positions	592	934	115	-	113	-	1,754

* Reclassified.

Activities of the Bank Group

Principal Subsidiary and Affiliated Companies

The Bank Group operates through banking and non-banking subsidiary companies in Israel and abroad. The Group also has investments in various economic sectors, mainly in Israel, through equity-basis investees. The contribution of principal subsidiary and affiliated companies to the Bank's results of operations totaled NIS 133 million, compared with NIS 847 million in 2007. Most of the decrease in this contribution resulted from the recording of the Bank's share in losses of Clal Insurance Enterprises Holdings and Delek Real Estate, as well as a decrease in the contribution in shekels of the subsidiaries abroad.
The Bank's investment in principal subsidiary and affiliated companies totaled NIS 13.4 billion on December 31, 2008, compared with NIS 14.1 billion at the end of 2007.

Subsidiaries in Israel

The Bank sold its full holdings in the banking subsidiaries Bank Massad and Bank Yahav during 2008. Following these sales, the bank has holdings in non-bank subsidiary companies operating in the financial sector. The main areas of activity of these companies are marketing and operation of credit-card systems, trust activity, issuance and financing, and investment banking services.

The following is a review of the activities of the principal companies:
Bank Yahav - In September 2007, the Bank signed an agreement with Mizrahi-Tefahot Bank Ltd. (hereinafter: "Mizrahi Bank") for the sale of the Bank's full holdings in Bank Yahav, comprising 50% of its issued share capital, and the related rights. The sale transaction was completed on July 10, 2008. The Bank recorded net profit in the amount of NIS 49 million in respect of this sale, included under the item "net profit from extraordinary transactions after taxes." The sale agreement states that Bank Yahav will continue to receive computer services from the Bank, at the terms presently prevailing between the Bank and Bank Yahav, for a period of three years from the date of completion of the transaction.
Bank Massad - In September 2007, the Bank signed an agreement with First International Bank of Israel Ltd. for the sale of the Bank's full holdings in Bank Massad, comprising 51% of its share capital, in consideration for a total of NIS 236 million. The sale transaction was completed on May 14, 2008. The Bank recorded net profit in the amount of NIS 50 million in respect of this sale, included under the item "net profit from extraordinary transactions after taxes." Pursuant to the sale agreement, Bank Massad will continue to receive computer services from the Bank, according to the terms currently prevailing between the Bank and Bank Massad, for a period of three years from the date of completion of the transaction.
Isracard, Europay (Eurocard) Israel, Poalim Express, and Aminit - The majority of the Bank Group's activity involving the use of credit cards in Israel and abroad is conducted via these companies. The companies operate payment systems under a single administrative and operational umbrella - the "Isracard Group."
Isracard Ltd. (hereinafter: "Isracard") issues, acquires, and operates Isracard credit cards (a private brand owned by Isracard), issued for use in Israel only. It also issues credit cards jointly with Europay (Eurocard) Israel Ltd. ("Europay") that combine the Isracard and MasterCard brands ("MasterCard cards"). In addition, Isracard acquires and operates MasterCard cards issued for use in Israel by Isracard and issued for use abroad by Europay, under a license granted by MasterCard International Incorporated. Isracard also issues and operates various additional products, such as fuel cards and gift cards.

Isracard and Europay issue bank cards as well as non-bank cards. Bank cards issued by Isracard and Europay are distributed to owners of accounts at banks with which the companies have agreements. Cards are also distributed through various other channels.

The range of different types of credit cards issued by Isracard includes cards issued jointly with consumer, professional, and other organizations, clubs, and groups, such as Ashmoret cards for members of the Israel Teachers Union, Hot cards for members of the Union of Practical Engineers and Technicians in Israel, Hever cards for career military personnel, credit cards for members of the Israel Bar Association, and a range of other collaborations with various consumer clubs.

Isracard also issues credit cards that provide revolving credit (under the brand name More), allowing customers to determine the terms of repayment within the offered plan. In addition, Isracard operates various credit programs under the Isracredit plan and provides general-purpose loans based on credit-card credit lines.

In 2008, Isracard began to issue World Signia cards within the MasterCard brand, a prestigious brand with many high-quality benefits targeted to premium customers of banks. The credit cards serve customers in various sectors, including private customers, corporate employees, and corporate purchasing, including B2B (business-to-business payment transfers).

Isracard operates loyalty programs for cardholders and conducts large-scale marketing campaigns, including joint campaigns with leading entities in various sectors.

The number of Isracard and MasterCard cards issued by Isracard and Europay as at December 31, 2008 is approximately 2.6 million, compared with 2.5 million cards on December 31, 2007.

In 2008, the volume of activity in Isracard and MasterCard cards reached NIS 69.1 billion, compared with NIS 62.9 billion in 2007.

Poalim Express - Issues, acquires, and operates American Express credit cards issued for use in Israel and abroad.

Poalim Express issues bank cards as well as non-bank cards. Bank cards issued by Poalim Express are distributed to owners of accounts at banks with which Poalim Express has agreements. Poalim Express also recruits customers and distributes cards through various other channels, including contractual engagements with organizations and clubs.

Poalim Express issues a range of credit cards targeted to specific population segments, including Business cards for business customers, Platinum cards, and Centurion cards for high-net-worth customers.

Poalim Express operates a loyalty program for cardholders and conducts marketing campaigns, including joint campaigns with various entities.

The number of American Express cards issued by Poalim Express as at December 31, 2008 is approximately 249,000, compared with approximately 223,000 cards at the end of 2007.

In 2008, the volume of activity in American Express cards reached NIS 8.0 billion, compared with NIS 6.9 billion in 2007.

Aminit - Issues and acquires Visa brand credit cards issued for use in Israel and abroad.

The number of Visa cards issued by Aminit at the end of 2008 is approximately 27,000, compared with approximately 30,000 cards at the end of 2007.

Profit and income from credit cards - Net profit of the Isracard Group totaled NIS 233 million, compared with NIS 193 million in 2007, an increase of 20.7%, mainly due to an increase in the volume of activity in credit cards and to net profit in the amount of NIS 57 million resulting from the sale of shares of MasterCard.

The contribution of the Isracard Group to the Bank's operating results, after taxes, totaled NIS 211 million in 2008, compared with NIS 175 million in 2007.

The contribution of the Isracard Group's activity to fee income, which is included under operating income (before deducting related expenses), amounted to NIS 1,413 million, compared with NIS 1,252 million in 2007, an increase of 12.9%, which mainly resulted from an increase in the volume of activity in Israel and in incoming and outgoing tourism.

With regard to changes in the credit-card market in Israel and the intervention of the Antitrust Commissioner in this area, see Note 21C(10) to the financial statements.

With regard to the signing of a memorandum of understanding for the sale of 25% of Isracard and Europay to The Phoenix, the agreement between Isracard and Europay and Mizrahi-Tefahot Bank, the offering to the public of shares of Isracard, and the agreement between Isracard and the Bank, see Note 7 to the financial statements.

Poalim Capital Markets - Investment House Ltd. (hereinafter: "Poalim Capital Markets") **-** Operates a wide range of investment-banking services and invests in private-equity funds and in knowledge- and technology-intensive companies. The activity of Poalim Capital Markets is conducted through two main segments of activity: investment-banking activity in Israel and abroad, and investments in private-equity funds, including in the technology sector.

The Poalim Capital Markets Group provides a range of investment-banking services, including financial and strategic consulting for mergers and acquisitions in Israel and abroad, consulting for privatization processes and for public and private offerings abroad, and guidance of companies in Israel and abroad in investments of various kinds. The Poalim Capital Markets Group also provides, through its equity-basis investee (19.97%) Poalim I.B.I., consulting, underwriting, and management services for public offerings in Israel and capital raising through private offerings.

The Poalim Capital Markets Group also invests in private-equity funds in a wide range of sectors, including venture capital, alternative energy, and others; invests in management corporations of private-equity funds; and provides services to these corporations. In addition, Poalim Capital Markets continues to manage venture-capital funds, in accordance with a permit from the Bank of Israel.

Poalim Capital Markets ended 2008 with net profit in the amount of NIS 2 million, according to its financial statements, compared with NIS 65 million in 2007. The profit in 2008 includes a total of NIS 29 million from the issuance of capital to the Bank by its consolidated company.

The contribution of Poalim Capital Markets to the Bank's results of operations was negative in the amount of NIS 43 million, compared with a positive contribution in the amount of NIS 61 million in 2007. The decrease in contribution mainly resulted from the severe global crisis affecting capital markets in Israel and globally, which led to a decrease in income and an increase in losses as detailed below, among other factors:

A. Net provisions for the decline in value of investments in the amount of NIS 36 million, compared with profit in the amount of NIS 4 million in 2007.

B. A decrease in income from fees, which totaled NIS 31 million in 2008, compared with a total of NIS 40 million in 2007.

C. A negative contribution from equity-basis investees in the amount of NIS 6 million in 2008, compared with a positive contribution in the amount of NIS 27 million in 2007, which includes profit from the sale of part of an equity-basis investee.

D. A decrease in financing income, from a total of NIS 24 million in 2007 to a loss in the amount of NIS 1 million in 2008, mainly due to a loss from securities and from the decline in the interest rate.

E. An increase in wage expenses as a result of the payment of a one-time bonus to management in respect of the increase in the value of the Poalim Capital Markets Group during 2005-2007, in the amount of approximately NIS 15 million.

The Bank's investment in Poalim Capital Markets totaled NIS 580 million on December 31, 2008, compared with NIS 332 million in 2007. The increase mainly resulted from an increase in the Bank's investment in the share capital of the Poalim Capital Markets Group, in the amount of NIS 269 million.

Poalim Trust Services - Offers a range of business, private, and personal and family trust services to local and foreign residents and to Israeli and foreign companies. The company also acts as trustee for a large number of mutual funds. Total assets in trust at the end of 2008 amounted to NIS 24.9 billion.

Activity of the Bank Group Abroad

Subsidiaries and Branches Abroad - The international activity of the Bank Group is conducted through banking subsidiaries, financial companies, and the Bank's branches abroad. The Bank's strategy is designed to develop its international activity. The Bank's intention is to invest in the development of all types of international activity, including Global Private Banking; to extend the local activity of its branches and subsidiaries around the world; to participate in international transactions; and to develop its relationships with correspondent banks.

The Bank's operations abroad are focused primarily on the area of private banking, as well as activity in the emerging markets and in the corporate sector. Activity in the corporate sector abroad includes the provision of credit to local and foreign borrowers, mainly through the acquisition of participation in credit organized by leading banks abroad; the provision of credit to borrowers with an affinity to Israel; and investments in bonds. Corporate sector activity slowed over the last year; this trend is likely to continue, given the escalation of the global economic crisis. The Bank has decided to reduce the granting of any new credit by way of participation in syndications organized by others. Within private-banking activity, the Bank provides its high-net-worth customers abroad with advanced professional products and services, including investment products and global asset management. The Bank's activity in emerging markets is focused on the activity of Bank Pozitif in Turkey and Bank Pozitiv in Kazakhstan.

The Bank maintains relationships with over 2,400 correspondent banks around the world, through which international activity is carried out. In international activity, under the management of the International Area, the Bank has continued its strategy of organic growth. The future trajectory for the Bank's continued international expansion in developing and developed markets is currently under examination by the Bank, in collaboration with a leading international strategic consulting firm. As part of this examination, future objectives for international activity and the derived implications will be defined.

Global Private Banking (hereinafter: "GPB") - Within this framework, the Bank provides its customers abroad with advanced professional services and products, including investment products and global asset management. This activity currently encompasses Israel, Europe, the United States, Latin America, Canada, Australia, Hong Kong, and Singapore, by means of 40 activity centers including banking subsidiaries, branches, representative offices, and asset-management subsidiaries.

As a result of the crisis in the global markets, the balance of customer assets in Global Private Banking decreased by 18% compared to the balance at the end of 2007. The decrease mainly resulted from a decline in the market value of products other than deposits, which led to a change in customers' product mix, causing a decrease in the operating income of Global Private Banking. Furthermore, interest-rate cuts in the United States and in various markets reduced financial income from the various types of deposits. In light of these conditions, in 2008 the Bank began to implement streamlining measures in its international activity, which led to a decrease in expenses.

Details regarding the Bank's U.S. and U.K. branches and the Bank's principal subsidiaries abroad:

Global Private Banking (GPB)

Bank Hapoalim (Switzerland) Ltd. (hereinafter: "Hapoalim Switzerland") **-** A banking subsidiary mainly engaged in the provision of private-banking services in Switzerland, through four branches - two in Switzerland, in Zurich and Geneva, one in Luxembourg, and one in Singapore - as well as through its representative offices in Tel Aviv, Hong Kong, and Moscow.

The Bank holds 100% of the share capital of Hapoalim Switzerland. Net profit of Hapoalim Switzerland totaled CHF 3 million, compared with CHF 32 million in 2007. Most of the decrease in profit resulted from a loss arising from an investment in bonds of Lehman Brothers, in the amount of approximately CHF 15 million; provisions for doubtful debts against debts of private-banking customers in the amount of approximately CHF 10 million; and a decrease in fees due to the financial crisis, which affected the volume of activity and the product mix.

Hapoalim Switzerland's contribution to the Bank's operating results amounted to NIS 44 million, compared with NIS 87 million in 2007. The Bank's investment in Hapoalim Switzerland totaled NIS 1,021 million on December 31, 2008. Total capital of Hapoalim Switzerland amounted to CHF 298 million on December 31, 2008, compared with CHF 308 million at the end of 2007. The total balance sheet of Hapoalim Switzerland amounted to CHF 3,520 million on December 31, 2008, compared with CHF 4,684 million at the end of 2007. The decrease mainly resulted from a decline in the volume of activity and the appreciation of the Swiss franc against the dollar, as a substantial component of the volume of assets is denominated in U.S. dollars.

Banque Hapoalim (Luxembourg) S.A. (hereinafter: "Hapoalim Luxembourg") **-** A banking subsidiary engaged in financial and banking activity in and outside of Luxembourg. Hapoalim Luxembourg participates in the granting of loans via international syndicates as well as loans granted to private and institutional customers.

The Bank holds 100% of the share capital of Hapoalim Luxembourg. The loss of Hapoalim Luxembourg totaled USD 17 million, compared with USD 3 million in 2007. Most of the decrease in profit resulted from losses arising from the decline in value of the securities portfolio, due to the global financial crisis. Hapoalim Luxembourg's contribution to the Bank's operating results was negative in the amount of NIS 73 million in 2008, compared with NIS 17 million in 2007. The Bank's investment in Hapoalim Luxembourg totaled NIS 26 million on December 31, 2008. Total capital of Hapoalim Luxembourg amounted to USD 8 million on December 31, 2008, compared with USD 18 million at the end of 2007. The total balance sheet of Hapoalim Luxembourg amounted to USD 244 million on December 31, 2008, compared with USD 385 million at the end of 2007.

BHI Jersey Ltd. (hereinafter: "Hapoalim Jersey") **-** A banking subsidiary established during 2008, operating on the Island of Jersey, licensed as a bank to take deposits and execute investments. The company focuses on high-net-worth customers, companies with an affinity to Israel operating in Europe, and offshore companies, offering a high level of personal service, a wide range of products, and investment advisory services.

The Bank holds 100% of the share capital of Hapoalim Jersey. The loss of Hapoalim Jersey totaled GBP 1 million in 2008. Hapoalim Jersey's contribution to the Bank's operating results was negative in the amount of NIS 16 million in 2008, mainly influenced by the change in the exchange rate of the British pound. The Bank's investment in Hapoalim Jersey totaled NIS 36 million on December 31, 2008. Total capital of Hapoalim Jersey amounted to GBP 7 million on December 31, 2008. The total balance sheet of Hapoalim Jersey amounted to GBP 45 million on December 31, 2008.

U.K. branches - London and Manchester. The banking activity of the U.K. branches includes private-banking services to local customers and foreign residents. The area of private banking is a strategic goal for the development of the U.K. branches in the coming years. The U.K. branches grant credit and provide dealing-room and foreign-trade services and other banking services to local corporate customers and to Israeli companies operating in Europe. These branches also allow Israeli companies as well as local companies with assets in Israel to use collateral held in Israel as the basis for receiving credit.

The London branch has invested in financial products such as various European asset-backed securities (mortgages for private individuals, mortgages of commercial properties, pubs, etc.) and CDOs. The total value of the branch's asset-backed bond portfolio is approximately USD 160 million. The branch also maintains a portfolio of credit derivatives comprised of unfunded CDOs and CDBs (credit default baskets). The total notional value of this portfolio is approximately USD 159 million.

Loss of the U.K. branches totaled GBP 59 million in 2008, compared with a loss in the amount of GBP 11 million in 2007. The loss mainly resulted from provisions for decline in value in respect of asset-backed securities, and the decline in fair value of credit derivatives. Total capital means of the U.K. branches amounted to a negative balance of GBP 15 million on December 31, 2008, compared with a positive balance in the amount of GBP 57 million at the end of 2007. The total balance sheet of the U.K. branches amounted to GBP 1,292 million on December 31, 2008, compared with GBP 1,288 million at the end of 2007.

Bank Hapoalim (Cayman) Ltd. (hereinafter: "Cayman") - A commercial bank, which under the terms of its license is permitted to operate in all types of banking activity except for activity with local residents in the Cayman Islands. Cayman's assets include an investment in a wholly-owned subsidiary in Uruguay, Hapoalim (Latin America) S.A.
The Bank holds 100% of the share capital of Cayman. Net profit of Cayman totaled USD 1 million, compared with USD 2 million in 2007. Cayman's made no contribution to the Bank's operating results, compared with a negative contribution in the amount of NIS 13 million in 2007. The Bank's investment in Cayman totaled NIS 238 million on December 31, 2008. Total capital of Cayman amounted to USD 73 million on December 31, 2008, compared with USD 70 million at the end of 2007. The total balance sheet of Cayman amounted to USD 89 million on December 31, 2008, compared with USD 85 million at the end of 2007.

Hapoalim (Latin America) S.A. (hereinafter: "Hapoalim Latin America") - Provides private-banking services to the Bank's customers in South America. Hapoalim Latin America operates in Uruguay through two branches (Montevideo and Punta del Este) and a support center (Colonia).

Global Private Banking Center in Tel Aviv - A center providing private-banking services and products to foreign residents from all over the world; an integral part of the GPB network.

Private Banking in the United States - The Miami branch and the Private Banking Department at the New York branch offer private-banking services to GPB customers. Private banking in the United States primarily focuses on customers from Latin America.

The PAM Group, including Poalim Asset Management (UK) Ltd. and Poalim Asset Management (Ireland) Ltd., held by PAM Holdings Ltd. (hereinafter: "PAM Companies") - PAM Companies are responsible for initiating, selecting, marketing, and providing professional support for investment products offered to Global Private Banking customers worldwide, in cooperation with leading international financial companies in these fields. The Group is a key element in the implementation of the Bank's growth strategy abroad.
The Bank holds 100% of the share capital of PAM. As at December 31, 2008, the Bank Group's customers have holdings in funds managed by PAM Companies totaling USD 1.3 billion, compared with USD 2.8 billion at the end of 2007.
PAM Companies also develop, plan, and market other investment products, such as structured products in accordance with international standards, including through collaboration with leading global financial entities. In addition, PAM Companies offer a portfolio-management service (discretionary management) through the Bank's branches and subsidiaries abroad.
Net profit of PAM totaled GBP 3 million, compared with GBP 4 million in 2007. PAM's contribution to the Bank's operating results was negative in the amount of NIS 25 million, resulting from the change in the exchange rate of the British pound, compared with a positive contribution in the amount of NIS 27 million in 2007. The Bank's investment in PAM totaled NIS 118 million on December 31, 2008. Total capital of PAM amounted to GBP 21 million on December 31, 2008, compared with GBP 19 million at the end of 2007. The total balance sheet of PAM amounted to GBP 24 million on December 31, 2008, compared with GBP 23 million at the end of 2007.

Corporate activity - Most corporate activity is conducted through the New York branch. The New York branch is focused on corporate credit activity, treasury activity, and the provision of credit and banking services to Israeli companies operating in the United States. In the corporate area, the branch is mainly engaged in granting credit to large companies in the U.S. economy by purchasing participation in credit lines and backup lines organized by leading banks. Some 73% of the credit was provided to companies rated Investment Grade or secured by entities rated Investment Grade by the international rating agencies Standard & Poor's or Moody's.

The branch also provides comprehensive banking services to large Israeli companies operating in the United States, including credit, foreign trade, investments, and dealing-room services. The Bank allows Israeli companies as well as American companies with assets in Israel to use collateral held in Israel in order to open credit lines at the New York branch. The New York branch also offers its customers FDIC deposit insurance, similar to American banks.

As at December 31, 2008, the branch's credit portfolio totaled approximately USD 3.9 billion. The branch also provided unutilized credit facilities and backup lines in the amount of USD 2.6 billion. In accordance with the decision taken in December 2008 by the Board of Management and the Board of Directors, the corporate activity in the New York branch will cease until the full settlement of all outstanding credit.

In the treasury area, the branch operates a dealing room and is part of the Bank's global treasury activity. As part of its treasury activity, the branch conducted activity in credit derivatives, mainly credit default swaps (CDS). CDS are credit derivatives representing a transaction in which credit risk is exchanged between the parties to the swap transaction. Credit risk is transferred from the provider of the credit to the seller of the swap. In return for payment of a premium, the buyer of the swap receives protection against the risk inherent in a particular credit, while the seller provides a guarantee of the quality of the credit in return for the premium. The branch is also involved in a small number of unfunded CDO credit derivatives. Unfunded CDOs are credit derivatives representing a type of guarantee for a risk tranche. Funds are transferred in the case of a credit failure in the tranche for which the Bank is the guarantor.

Due to the crisis in the financial markets, the New York branch has reduced its activity; as at the end of 2008, the credit-derivative portfolio mainly consists of credit default swaps (CDS) on Israeli government bonds and credit default baskets (CDB). The branch has a small remaining number of unfunded CDO transactions. The total notional value of the Bank's credit-derivative portfolio (excluding CDOs) amounts to USD 280 million (of which USD 225 million guarantees risk related to Israeli government bonds, USD 30 million guarantees risk related to other government bonds, and USD 25 million guarantees risk related to corporations) compared with USD 1.1 billion at the end of 2007. Because the credit derivatives are treated as derivatives in the financial statements, changes in their fair value are allocated to profit and loss, as financing profit.

As a result of the crisis in U.S. markets and the widening of credit spreads, the fair value of these derivatives declined, and the Bank recorded a loss in the amount of USD 94 million in 2008, compared with USD 23 million in 2007.

The total balance sheet of the New York branch amounted to USD 6,731 million on December 31, 2008, compared with USD 9,144 million at the end of 2007.

The loss of the New York branch, mainly arising from treasury activity, totaled USD 1,180 million in 2008, compared with USD 128 million in 2007. Most of the loss, in the amount of about USD 879 million, resulted from the sale of the MBS portfolio. Total capital means of the New York branch amounted to a negative balance of USD 570 million on December 31, 2008, compared with a positive balance in the amount of USD 114 million at the end of 2007.
During the past few months, the areas of activity of the New York branch are undergoing reexamination.

Hapoalim Securities U.S.A. Inc. (hereinafter: "Hapoalim Securities") **-** A broker-dealer registered and operating in the United States. The broker-dealer is under the supervision of the Securities and Exchange Commission (SEC) in the United States, the New York Stock Exchange (NYSE), the National Association of Securities Dealers (NASD), and additional stock markets in which it is a member, and operates in accordance with the rules established by these entities. The company's activity is also subject to supervision by the Supervisor of Banks in Israel. The company supports the expansion of the scope of the Bank's activity in securities trading on behalf of its customers.
The Bank holds 100% of the share capital of Hapoalim Securities. Net profit of Hapoalim Securities totaled USD 1 million, compared with USD 2 million in 2007. Hapoalim Securities' contribution to the Bank's operating results amounted to NIS 2 million, similar to its contribution in 2007. The Bank's investment in Hapoalim Securities totaled NIS 91 million on December 31, 2008. Total capital of Hapoalim Securities amounted to USD 24 million on December 31, 2008, compared with USD 23 million at the end of 2007.

Activity in Emerging Markets

The Bank currently operates in Turkey and Kazakhstan. The Bank intends to develop its retail and corporate operations in emerging markets, including through the expansion of its product offering and the service channels offered to customers and the development of the network of branches. In light of the recent developments in the financial markets, the Board of Management of the Bank has taken steps to adjust its activity at the banks in Turkey and Kazakhstan to the new business conditions. The Bank also continues to examine additional business opportunities in emerging markets.

Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereinafter: "Bank Pozitif") **-** A bank incorporated and operating in Turkey, specializing in corporate and investment banking and in the households segment. The Bank intends to help Bank Pozitif expand its activities in the areas of both corporate and retail banking, by expanding the range of products offered to customers and developing the network of branches, among other means. As at December 31, 2008, the Bank holds 65% of the share capital of Bank Pozitif.

JSC Bank Pozitiv - A bank incorporated and operating in Kazakhstan, wholly owned by Bank Pozitif. The bank provides banking services to business and private customers. Bank Pozitif intends to develop JSC Bank Pozitiv and its activity while building advanced banking capabilities, including expansion of the network of branches and enlargement of the customer base.
Set out below is balance sheet data and results of the Bank Pozitif Group:
Net profit of the Bank Pozitif Group totaled approximately TRY 31 million (approximately USD 20 million), compared with approximately TRY 27 million (approximately USD 23 million) in 2007.

The Bank Pozitif Group's contribution to the Bank's operating results was negative in the amount of NIS 142 million, compared with a positive contribution in the amount of NIS 102 million in 2007. The change mainly resulted from the effect of the change in the exchange rate of the Turkish lira against the shekel. The Bank's investment in the Bank Pozitif Group totaled NIS 873 million on December 31, 2008. Total shareholders' equity of the Bank Pozitif Group amounted to TRY 467 million (approximately USD 300 million) on December 31, 2008, compared with TRY 358 million (approximately USD 230 million) at the end of 2007. The total balance sheet of the Bank Pozitif Group amounted to TRY 1.8 billion (approximately USD 1.2 billion) on December 31, 2008, compared with TRY 1.2 billion (approximately USD 0.8 billion) at the end of 2007.

OJSC Ukrainian Innovation Bank - On December 19, 2007, the Bank signed an agreement for the acquisition of 75.8% of the means of control of OJSC Ukrainian Innovation Bank, a bank incorporated and operating in Ukraine (hereinafter: "Ukrinbank"). On October 23, 2008, the Governor of the Bank of Israel notified the Bank of the cancellation of the permit for the acquisition and control of Ukrinbank (hereinafter: the "Permit"). The cancellation notification stated that the Governor's decision was based on the unusual economic events in global financial markets, and the concern over their impact on world financial institutions. According to the Governor, recent economic developments in Ukraine necessitated a reexamination of the Permit granted for the acquisition of Ukrinbank and consideration of the need to cancel the Permit, especially in light of the fact that the transaction for the acquisition of Ukrinbank had not yet been completed. Due to the cancellation of the Permit, the prerequisite conditions for the completion of the transaction for the acquisition of control of Ukrinbank were not fulfilled; consequently, the Bank cancelled the acquisition agreement on October 24, 2008.

JSC SDM Bank - On July 17, 2008, the Bank signed a contract for the acquisition of approximately 78% of the means of control of JSC SDM Bank, a bank incorporated and operating in Russia (hereinafter: "SDM"). Pursuant to the agreement for the acquisition of control of SDM, all suspending conditions for the completion of the acquisition should have been fulfilled by January 16, 2009. Due to the developments in the global economy in general and in Russia in particular, a permit from the Governor of the Bank of Israel for the acquisition was not obtained; all of the suspending conditions for completion of the acquisition were not fulfilled, and the acquisition was cancelled.

Set out below are the aggregate condensed financial statements of international activity:

A. Balance Sheet**

	December 31	
	2008	2007
	USD millions	
Assets		
Cash on hand and deposits with banks	**6,561**	6,774
Securities	**2,512**	6,682
Securities borrowed or bought under agreements to resell	**-**	122
Credit to the public	**7,049**	6,629
Buildings and equipment	**41**	47
Other assets	**824**	*520
Total assets	**16,987**	*20,774
Liabilities and capital		
Deposits from the public	**9,771**	13,142
Deposits from banks	**5,407**	4,557
Securities lent or sold under agreements to repurchase	**62**	362
Bonds and subordinated notes	**690**	904
Other liabilities	**501**	437
Total liabilities	**16,431**	19,402
Minority interests' rights	**96**	116
Capital means***	**460**	*1,256
Total liabilities and capital	**16,987**	*20,774

* Restated.

** Data as prepared for inclusion in the note on operating segments.

*** Includes a deficit in calculated capital in the amount of USD 559 million (as at December 31,2007: positive calculated capital in the amount of USD 261 million) for the Bank's branches that are not companies. The calculated capital includes the amounts of the original deposits deposited with the Bank's branches, with the addition of profits or deduction of losses recorded up to the balance-sheet date, including adjustments in respect of the presentation of securities available for sale at fair value. The decrease in calculated capital in 2008 results mainly from losses at the New York branch.

B. Statement of Profit and Loss*

	For the year ended December 31	
	2008	2007
	USD millions	
Loss from financing activity before provision for doubtful debts	**(1,132)**	(45)
Provision for doubtful debts	**22**	1
Loss from financing activity after provision for doubtful debts	**(1,154)**	(46)
Operating and other income	**129**	135
Operating and other expenses	**292**	267
Operating loss before taxes	**(1,317)**	(178)
Tax benefit**	**486**	71
Operating loss after taxes	**(831)**	(107)
Minority interests' share in losses of consolidated companies	**5**	10
Net loss	**(836)**	(117)

* Data based on the overseas offices' reports, while attributing expenses and supplementary taxes.
** Includes provisions for supplementary taxes in Israel.

C. Customer Assets

	December 31	
	2008	2007
	USD millions	
Deposits from the public, bonds, and subordinated notes	**10,461**	14,046
Customer assets (off-balance sheet)	**7,716**	8,963
Total	**18,177**	23,009

Set out below are details of the net profits of consolidated companies overseas, in local currencies, as reported by these companies:

	For the year ended December 31		
	2008	2007	Change
	In millions		
Bank Hapoalim (Switzerland) Ltd. - CHF	**3**	32	(29)
Banque Hapoalim Luxembourg S.A. - USD	**(17)**	(3)	(14)
BHI Jersey Ltd. - GBP	**(1)**	-	(1)
Bank Hapoalim (Cayman) Ltd. - USD	**1**	2	(1)
PAM - GBP	**3**	4	(1)
Hapoalim Securities U.S.A. Inc. - USD	**1**	2	(1)
Bank Pozitif Group - TRY	**31**	27	4

The operating currency of the consolidated companies overseas is defined as New Israeli Shekels (NIS) pursuant to a directive of the Supervisor of Banks. Exchange-rate differentials in respect of the investment are therefore allocated to the statement of profit and loss. The Bank makes economic hedges of foreign-currency exposures arising from its investments in subsidiaries overseas by raising resources in those currencies. This hedge does not constitute an accounting hedge; exchange-rate differentials in respect of these resources are therefore not attributed to the results of operations of the subsidiaries, but are allocated to the statement of profit and loss and included in the tax base.

Set out below is the contribution of consolidated companies abroad to the results of operations of the Bank, reported in shekels, after offsetting the net effect of financing sources:

	For the year ended December 31	
	2008	2007
	In NIS millions	
The Bank's share in the results of consolidated companies overseas, translated into NIS	**(22)**	214
Exchange-rate differences in respect of the investments in consolidated companies	**(190)**	(143)
Contribution to the Bank's results of operations	**(212)**	71
Exchange-rate differences accrued on financing sources, net of tax effect	**120**	88
Total contribution of subsidiaries abroad (after offsetting financing sources, net)	**(92)**	159

For details regarding the financial data of the Bank's overseas offices, see the Appendix - Condensed Financial Statements of the Bank's Offices Abroad.

Equity-Basis Investees

The Bank's share in the net operating results of equity-basis investee companies amounted to a loss of NIS 195 million in 2008, mainly as a result of losses at Clal Holdings and Delek Real Estate, and as a result of a provision for decline in value recorded by the Bank in respect of these investments. The provision is based on an estimate by the Board of Management, and was included due to the continued decrease in the companies' market value and the economic developments in Israel and globally.
In 2007, the Bank's share amounted to profit of NIS 189 million, mainly derived from Clal Holdings.
The Bank Group's investment in equity-basis investee companies totaled NIS 480 million on December 31, 2008, compared with NIS 766 million on December 31, 2007.
Clal Insurance Enterprises Holdings Ltd. (hereinafter: "Clal Holdings") is a holding company in the insurance sector and in insurance-related areas of activity.
The contribution of Clal Holdings to the Bank's results of operations in 2008 was negative in the amount of NIS 79 million, compared with a positive contribution in the amount of NIS 116 million in 2007, which mainly resulted from one-time profits recorded due to the flotation of a subsidiary and from the effect of the change in insurance companies' treatment of special-risk reserves. The negative contribution in 2008 resulted from a provision for decline in value in the area of insurance and financial services.

Given the decline in Clal Holding's shares' market value and the economic developments in Israel and globally, the Bank included a provision for decline in value in the amount of NIS 80 million (NIS 60 million, net of tax effect) in respect of its investment in Clal Holdings, based on the evaluation of the Board of Management.

The balance of the Bank's investment in subordinated notes issued by Clal Holdings totaled NIS 202 million as at December 31, 2008. As at December 31, 2008, the Bank holds 10.06% of the share capital of Clal Holdings. The balance of the Bank's investment in Clal Holdings, excluding subordinated notes, totaled NIS 169 million on December 31, 2008. The market value of the investment at that date totaled NIS 107 million.

In order to be approved as a pension advisor, the Bank was required to reduce its stake in Clal Holdings to 10%, among other things. The Bank sold 0.11% of the share capital of Clal Holdings in January 2009, and close to the date of publication of the financial statements holds 9.95% of the company's share capital. As of that date, the Bank is not represented on the board of directors of Clal Holdings. The investment in Clal Holdings will be included in the portfolio of securities available for sale as of 2009.

Delek Real Estate Ltd. (hereinafter: "Delek Real Estate") - A company engaged in three main areas of activity: yield-generating real estate abroad; construction of residential projects in Israel; and yield-generating real estate in Israel.

The contribution of Delek Real Estate to the Bank's results of operations was negative and amounted to a loss of NIS 120 million in 2008, compared with a positive contribution in the amount of NIS 34 million in 2007.

The negative contribution in 2008 includes a provision for decline in value, as noted, in the amount of NIS 50 million (NIS 38 million, net of tax), based on the evaluation of the Board of Management.

On December 31, 2008, the Bank held 9.7% of the share capital of Delek Real Estate. The Bank's investment in the company totaled NIS 9 million on December 31, 2008. The market value of the investment at that date amounted to NIS 37 million.

Activity of the Bank Group in Asset-Backed Securities

On May 20, 2008, the Board of Directors of the Bank resolved to realize the Bank's full holdings in mortgage-backed securities (hereinafter: "MBS"), which were purchased by the Bank's New York branch (hereinafter: the "MBS Portfolio"). The volume of the investment in these securities totaled approximately USD 3.4 billion at the date of the sale, in late May 2008.

In April 2008, the Bank received a directive from the Supervisor of Banks to weight its holdings of most of the MBS Portfolio, for the purpose of calculating the ratio of capital to risk-adjusted assets, at twice their value in the books of the Bank. The implementation of this directive placed in doubt the economic profitability of continuing to hold the MBS Portfolio for the long term, as the Bank had intended to do until that time. Consequently, when the aforesaid directive of the Supervisor was received, the Bank began to examine and make inquiries about the most proper and profitable ways of continuing to handle the MBS Portfolio under its ownership, including the existing possibilities for realizing all or part of the portfolio.

In view of the inquiries made and with due regard for the continuing global crisis, particularly in the realm of mortgages, given the assessments that the crisis in the United States real-estate market is deeper and more severe than was previously thought and is likely to continue for a long time and possibly escalate, and in the face of the decline and volatility of market prices of MBS around the world, and the fear that even MBS that enjoy a high rating may be affected should the crisis worsen, after the Board of Directors held a discussion of the various alternatives available to the Bank and the various offers which the Bank received during that period for the sale of its MBS Portfolio, the Board of Directors adopted its aforesaid resolution to realize the entire portfolio.

Further to the decision of the Board of Directors, on May 20, 2008 the Bank sold its entire MBS Portfolio to the investment fund Pimco, through Deutsche Bank, for a total consideration of approximately USD 2.55 billion. As a result of the sale, the Bank recorded a loss in the amount of approximately NIS 3.1 billion (USD 879 million) in its financial statements, which was included in the item "loss from financing activity before provision for doubtful debts."

For full details regarding the Bank's investments in these securities, see the section on asset-backed securities in the Annual Financial Statements as at December 31, 2007 and in the Condensed Quarterly Financial Statements as at March 31, 2008.

On August 11, 2008 the Bank published an immediate release at the request of the Securities Authority (reference: 2008-01-231981) on the matter of the disclosure of the decline in value of the MBS Portfolio during the months of March and April 2008.

Set out below are data regarding the Bank Group's holdings in asset-backed securities as at December 31, 2008:

	Depreciated cost	Unrealized profits*	Unrealized losses*	Fair value & balance-sheet value	Decline in value of an other-than-temporary nature**
			NIS millions		
Total mortgage-backed securities (MBS)	413	2	40	375	197
Asset-backed securities (ABS):					
Commercial and industrial loans	376	-	34	342	85
Structured investment vehicles (SIV)	-	-	-	-	367
Collateralized debt obligations (CDO)	563	-	84	479	74
Total ABS	939	-	118	821	526
Total	1,352	2	158	1,196	723

* Attributed to the statement of changes in shareholders' equity.

** Charged as a loss to the statement of profit and loss for 2008 (not including balances in respect of securities sold).

The following table lists the sources of price quotes used by the Bank to determine the fair value of asset-backed securities:

Type		Indicative price*	Counterparty price**	Total
			in Nis millions	
MBS	Fair value	325	50	375
	Depreciated cost	361	52	413
CDO	Fair value	-	479	479
	Depreciated cost	-	563	563
Other ABS	Fair value	228	114	342
	Depreciated cost	257	119	376

* Indicative price - An indication established by the Bank, usually based on price quotes obtained from a specialist external entity or entities.

** Counterparty price - A price quote obtained from the counterparty to the transaction.

In 2008, the Bank recorded losses in the amount of NIS 3,905 million in respect of its investments in asset-backed securities.This amount includes a total of NIS 3,120 million in respect of the sale of the MBS Portfolio, as noted above. In addition, a total of NIS 367 million was recorded in this period for a provision for a decline in value of an other-than-temporary nature in respect of SIV securities; and a total of NIS 418 million for a decline in value of an other-than-temporary nature and losses from the sale of other asset-backed securities (including CDO, European MBS, and others).

MBS (Mortgage-Backed Securities):

MBS are securities wherein the cash flow for the payment of the principal and interest derives from cash flows of principal and interest payments on loans used to finance residential or commercial real estate. Following the sale of the MBS Portfolio of the New York branch, the Bank's investment in MBS is only through the London branch and through Banque Hapoalim Luxembourg.

These securities are exposed to European assets only (in the U.K., Ireland, the Netherlands, and Germany). With the exception of two securities whose credit ratings were downgraded during the last quarter of 2008, the credit ratings of the rest of the securities, rated by rating agencies, have remained stable since their purchase, while some have actually been upgraded since their purchase. Other parameters (such as the amount of average arrears, LTV rates, etc.) have changed for the worse to an insignificant degree in some of the securities.

The remaining fair value of the Bank Group's investments in MBS as at December 31, 2008 totals NIS 375 million (USD 99 million). A decline in value of an other-than-temporary nature in the amount of NIS 197 million derives from the remaining MBS portfolio held by the London branch of the Bank.

Calculation of the Fair Value of MBS

At the Bank's London Branch

MarkIT, a supplier of quotes, is the primary source of quotes for securities held by the London branch. Quotes are also obtained for each security from the counterparty to the transaction.

MarkIT is a leading, commonly used company in the industry in the U.K. The company generates price quotes by contacting 29 investment banks at the end of each business day and generating prices using a model that filters out unreasonable transaction prices, and at the end of the process provides a quote for each security.

In cases in which MarkIT does not quote a price for a security for a particular date, the branch uses a price quote obtained from the counterparty to the transaction.

Structured Investment Vehicles (SIV)

The New York and London branches of the Bank invested a total of approximately USD 400 million in securities issued by SIVs. A provision for decline in value of an other-than-temporary nature was recorded against this investment in its entirety.

Collateralized Debt Obligations (CDO)

A CDO is an investment entity that invests in debt assets bearing fixed interest by raising liabilities divided into layers. The Bank holds a CDO portfolio of square CDOs - securitization of various CDOs and asset-backed securities - with a depreciated cost of approximately NIS 563 million (USD 148 million) and a total fair value of NIS 479 million (USD 126 million), at its New York and London branches and at its subsidiary in Luxembourg.

Approximately 14% of the asset-backed securities originate with various types of MBS, 12% with consumer credit and leasing, and 18% with financial institutions and insurance (including credit insurers, or monolines). 57% of the volume of the portfolio invested in these securities is exposed to the United States, while the remaining 43% is exposed to Europe. 68% of the volume of the portfolio invested in these securities is rated AAA, 8% is rated AA, 10% is rated A, and the remaining 14% is rated BBB-. 98% of the CDOs mature in 2009, and the remainder mature in 2010. The Bank determines the fair value of CDO securities based on a price received from the counterparty to the transaction. In 2008, a provision for decline in value of an other-than-temporary nature was recorded against CDO securities, in the amount of approximately NIS 74 million (USD 20 million), and was charged as a loss to the statement of profit and loss. In addition, a loss in the amount of NIS 58 million (USD 15 million) was recorded in respect of CDOs sold during the year. A decline in value of an other-than-temporary nature in the amount of NIS 84 million resulted from CDOs with a high credit rating and a maturity shorter than one year.

Off-Balance Sheet Transactions with Similar Characteristics to CDOs:

The Bank has investments in unfunded CDO or synthetic CDO transactions. These are transactions in which risk transfers are executed through credit derivatives, without a purchase of the CDO itself. Accordingly, these transactions are treated as derivatives, with changes in fair value charged to profit and loss. The Bank determines the fair value of unfunded CDO credit derivatives based on a price received from the counterparty to the transaction.

The total notional value of these transactions as at December 31, 2008 is NIS 639 million (USD 168 million). The fair value is negative, in the amount of NIS 223 million (USD 59 million). At the end of 2007 the total notional value stood at NIS 758 million (USD 197 million). In 2008, losses in the amount of NIS 214 million (USD 60 million) were charged to the statement of profit and loss in respect of declines in the fair value of these transactions, including terminated transactions.

Commitments and Other Agreements with Securitization Entities

Overview

Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. In a typical securitization structure, a company sells assets to a special-purpose entity (hereinafter: "SPE"), whose sole purpose is to purchase other's assets and to finance the purchase of those assets by issuing securities to investors in the form of commercial paper and other obligations.

To date, the Bank has not engaged in securitization of Bank originated assets.

The Bank's involvement with SPEs is limited primarily to various securitization advisory and referral related services that it provides to SPEs sponsored by the Bank and as a provider of liquidity facilities to these SPEs and other SPEs. These services and involvement with securitization transactions are executed exclusively by the Bank's New York Branch. The Bank's other offices do not engage in any securitization activities. In addition, the Bank purchased securities issued by other (unrelated) SPEs as an investor in the asset-backed securities market. The New York branch ceased activity in this area in February 2009, as described below.

Multi-Seller Conduits Sponsored by the Bank

In 2005, the New York branch acquired the exclusive advisory and referral rights enabling the Bank to provide securitization-related services to its large customers through the issuance of commercial paper by two multi-seller conduits, Venus Funding Corporation and Voyager Funding Corporation (hereinafter "Venus and Voyager" or "Commercial Paper Conduits" or "CP Conduits").

Venus and Voyager, the multi-seller conduits, are special-purpose entities that provide customers with a variety of advantages not available through conventional financing by offering them an alternate source of financing through the securitization of their assets. The customers sell their assets, primarily trade receivables in respect of equipment loans and leases, loans for the acquisition of precious metals, and insurance premiums, to the CP Conduits. The conduits fund their purchase of the receivables through issuance of short-term highly rated commercial paper to investors. Each seller of assets continues to service its assets and absorb first losses. The Bank does not sell assets to or service the assets owned by these conduits. The Bank has no rights to the CP Conduits' assets. The Bank does not own equity interests in these CP conduits.

The Bank, in its capacity as an advisor and sponsor (referring customers) to Venus and Voyager, the CP conduits, is entitled to fees for the various securitization and advisory related services, including financial commissions for supporting their business activities. The Bank's total income from fees from the CP conduits in respect of securitization and advisory services amounted to NIS 2 million in 2008, compared with NIS 7 million in 2007. The conduits also receive operational and administrative services from unrelated parties.

Variable Interest Entities

Venus and Voyager, the CP Conduits, are considered to be variable interest entities (hereinafter "VIE" or "VIEs") as defined in FIN 46R, Consolidation of Variable-Interest Entities (VIE). Under FIN 46R, a VIE is an entity in which the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support. FIN 46R requires the primary beneficiary of such entities to consolidate the assets, liabilities, non-controlling interests, and results of operations of the VIE in the financial statements of the primary beneficiary. The primary beneficiary is the party that is exposed to a majority of the VIE's expected losses or entitled to a majority of the VIE's expected residual returns, or both, as specifically defined in FIN 46R using various scenarios on a probability weighted basis. The Bank implements FIN 46R with regard to all of the Bank's transactions and activities with SPE entities, including transactions involving SPEs which were not sponsored by the Bank.

In complying with the requirements prescribed under FIN 46R, the Bank acts in accordance with the procedures and policies that it has established, identifies VIEs in which it has an interest, makes a detailed and quantitative analysis at the inception of each VIE transaction to determine whether it is the primary beneficiary of such entities, and routinely examines whether the facts and circumstances have changed or events have occurred that require a re-examination of its status in a transaction or in its determination of the primary beneficiary.

The Bank's primary exposure to losses relates only to its holding of commercial paper issued by the CP Conduit and to its liquidity facilities granted to the CP Conduit. Based upon the detailed analysis and examination that the Bank has carried out in accordance with the guidelines specified in FIN 46R, the Bank holds significant variable interests in the CP Conduits, but it is not considered to be the primary beneficiary in these VIEs. Due to the ongoing liquidity crisis in 2007 and 2008, and the purchase of commercial paper of the conduits, the Bank reassessed its determination of the primary beneficiary under FIN 46R. Following the reassessment, the Bank still is not required to consolidate the conduits in its financial statements. According to a directive from the Supervisor of Banks, the Bank is required to consolidate the financial statements of the CP Conduit Venus in its Financial Statement as at December 31, 2008.

For further details regarding VIEs in which The Bank holds significant variable interests, which were consolidated or not consolidated in the Financial Statements, see Note 21D of the Financial Statements.

On February 13, 2009 the Bank terminated the activity of the CP Conduits.

Transfer agreements were signed between the Bank and the conduit, transferring the rights of the conduit in the Bank's credit agreements and collateral to the Bank. The obligations of the various service providers to the conduit (trustees, servicers, lockbox holders) also remain in effect until the final maturity date of the credit.

Third Party Conduits

The Bank also provides liquidity facilities to conduits sponsored by third parties. The facilities provided by the Bank represent a relatively small portion of the total liquidity lines of the third party conduit. The Bank does not provide credit enhancement to these conduits. The total liquidity facilities provided to the above-mentioned conduits amounted to NIS 466 million (USD 123 million) as of the end of 2008, as compared to NIS 1,146 million (USD 298 million) at the end of 2007. Up to the end of 2008, no withdrawals were made against any of these facilities. Considering that the Bank typically provides a relatively small portion of the total liquidity lines to these conduits and that it does not provide other forms of support, the Bank has determined that it does not hold a significant variable interest in any VIE of these conduits.

The Bank holds securities issued by VIEs. The Bank's involvement in this investment activity is considered insignificant under FIN 46R, and accordingly it is not included in the discussion of VIEs in Note 21D to the Financial Statements.

For further details, see Note 21D and also see Note 2H to the Financial Statements.

Capital Market Activity

On July 25, 2005, the Knesset enacted three laws that set forth material changes in the capital market and in banking activity, known as the Bachar Reform.

Under these laws, the Bank is prohibited from managing provident funds and joint investment trust funds ("mutual funds"), and is required to sell its full holdings in such funds within timeframes stipulated in the legislation ("Required Asset Sales").

In addition, as a condition for receiving a pension-advising license, the Bank was required to reduce its holdings in Clal Insurance Enterprises Holdings Ltd. ("Clal Holdings") to 10% or less of any type of means of control, because that company controls an insurer.

On January 28, 2009, the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance (the "Supervisor") acquiesced to the Bank's request and granted the Bank a pension advisor's license. The license was granted after the Bank had completed all of the Required Asset Sales of its holdings in mutual and provident funds. In addition, the Bank reduced its holdings in Clal Holdings and in all means of control therein to the permitted rate. Thus, the prerequisite conditions for the Bank to receive a pension-advising license were fulfilled, pursuant to the provisions of the Supervision of Financial Services Law (Engaging in Pension Advising and Pension Marketing), 5765-2005 (the "Pension Advising Law," which is part of the Bachar Reform).

For details regarding the pension advisor's license, see the Pension Advising section below.

The Capital Market

The Bank Group's capital-market activity includes a range of financial activities and services in various areas: executing trading transactions in securities and financial assets, including in the "Maof" area, for the Bank's customers; custody services in securities; research and consulting services for customers on the capital market; provision of services to financial-asset managers; management of investment portfolios; and underwriting and issue management.

Some of the aforesaid financial activities and services are performed directly by the Bank, while others are performed by subsidiaries, each of which specializes and engages in a specified field. Among other things, the Bank operates through subsidiaries that manage investment portfolios in securities and financial assets for private customers, corporations, non-profit associations, and institutions, and also provide trustee services.

The Bank is a member of the Tel Aviv Stock Exchange, the TASE Clearing House, and the Maof Clearing House, and operates in this market on behalf of its customers and on behalf of TASE members that are not clearing-house members.

Distribution of Mutual Funds

The Bank has reached agreements with the decisive majority of mutual-fund managers in Israel with regard to the distribution of mutual-fund units to its customers. The Bank is entitled to collect distribution fees in respect of this activity, as stipulated in the regulations. For details regarding the volume of the mutual funds distributed by the Bank Group, see the section Developments in Balance Sheet Items - Off-Balance-Sheet Activity, above.

Distribution of Advanced-Study Funds

The Bank is entitled to collect distribution fees for the distribution of advanced-study funds, as stipulated in the regulations. The Bank has entered into agreements with management companies of advanced-study funds with regard to the distribution of advanced-study funds to its customers.

Distribution of Provident Funds and Pension Funds

Having received its pension advisor's license, the Bank is entitled to collect distribution fees in respect of the distribution of provident and pension funds, in accordance with the regulations. The Bank has entered into agreements with management companies of provident and pension funds with regard to the distribution of provident and pension funds to its customers.

For details regarding distribution agreements signed and the number of advisors trained, see the Pension Advising section below.

Poalim Sahar Ltd.

The company, a wholly-owned subsidiary of the Bank, is a member of the Tel Aviv Stock Exchange and the TASE Clearing House. The company specializes in services to institutions, such as established and new pension funds, bank provident funds, segmental provident funds, advanced-study funds, insurance companies, and public companies and institutions. The company offers brokerage services in Israel and abroad, research services, representation at general shareholder assemblies, and custody and operational services.

Peilim Portfolio Management Company Ltd. (hereinafter: "Peilim")

Peilim, a wholly-owned subsidiary of the Bank, manages investments for private customers, business organizations, non-profit entities, and others. Investments are managed for local and foreign customers in the Israeli capital market and in capital markets worldwide.

As at December 31, 2008, the company manages portfolios at a monetary value of NIS 6.3 billion, compared with NIS 8.2 billion at the end of 2007.

Pursuant to the Law for Increasing Competition and Reducing Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments), 5765-2005, on August 10, 2008 (hereinafter: the "Determinant Date"), Peilim ceased providing investment-portfolio management services in joint trust investment funds, provident funds, pension funds, advanced-study funds, and insurers with investments credited to insured clients.

Provident Funds, Advanced-Study Funds, Severance Pay Funds, and Paid Sick Leave Funds

Under the Law for Increasing Competition, the Bank is required to divest from its holdings in management companies of provident funds within three years of the aforesaid law's publication. The Bank has completed the sale of all management rights of provident funds under its ownership. Pursuant to the law, the Bank is permitted to continue to provide operational services to provident-fund management companies.

The following are details regarding the sale of the principal provident funds:

In April 2007, a sale transaction was completed in which Kovetz Provident Funds Management Company Ltd., a wholly-owned subsidiary of the Bank, transferred the entire management activity of the following provident funds: Keren Or, Katzir, Kinnereth, Aluma, Teutza, Zahav Zehira BeHashkaot, Dynamit, Gevanim, Migvan Pitzuim, Kinnaroth, and Marpeh Central Sick Pay Fund to Prisma the New Provident Funds Company Ltd., for a total consideration of NIS 455 million.

In June 2007, a sale transaction was completed in which Gad-Gmulim Provident Fund Management Company Ltd. ("Gad-Gmulim"), a wholly-owned subsidiary of the Bank, transferred the entire management activity of the provident fund Tagmulim to Dash Provident Fund Management Ltd., in consideration for a total of NIS 31 million.

In December 2007, a sale transaction was completed in which Kovetz transferred the entire management activity of the provident funds Poalim Central Compensation Fund and Kovetz Pitzuim - Central Severance Pay Fund to Clal Insurance Company Ltd. in consideration for a total of NIS 30 million.

In March 2008, a sale transaction was completed in which Kovetz transferred the entire activity of the provident fund Yeter, a guaranteed-return fund, to Menorah Mivtachim Gemel Ltd., in consideration for a total of NIS 33 million.

In March 2008, a sale transaction was completed in which Gad-Gmulim transferred the entire activity of the provident fund Gadish to Psagot Provident Funds Ltd. (hereinafter: "Psagot"), in consideration for a total of approximately NIS 628 million.

As part of the transactions described above, the buyers entered into long-term agreements with the Bank concerning the provision of operational services by the Bank to the provident funds sold. The buyers also entered into distribution agreements with the Bank.

Provident funds of Bank Massad:

With the completion of the sale of Bank Massad in May 2008, the sale of the provident funds which were under the management of Bank Massad was completed, insofar as it pertains to the Bank.

Provident funds of Bank Yahav for Government Employees Ltd.:

In March 2008, Bank Yahav sold the majority of its provident funds. With the completion of the sale of Bank Yahav in July 2008, the sale of the provident funds which were under the management of Bank Yahav was completed, insofar as it pertains to the Bank.

For details regarding the balances of the provident funds operated by the Bank Group, see the section Developments in Balance Sheet Items - Off-Balance-Sheet Activity, above.

Pension Advising

On January 28, 2009, the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance (the "Supervisor") acquiesced to the Bank's request and granted the Bank a pension advisor's license, under the following conditions:

1. The Bank will be permitted to provide pension advice with regard to provident funds, pension funds, and advanced-study funds, to self-employed customers only; and in peripheral communities, as defined by law, also to those who are not self-employed.
2. As of April 1, 2009, the Bank will be permitted to provide pension advice with regard to insurance products, to self-employed customers only; and in peripheral communities, also to customers who are not self-employed, starting on the inception date of the license.
3. As of August 1, 2010, the Bank will be permitted to provide pension advice with regard to all pension products included in the definition of "pension product type" in the law, also to those who are not self-employed, and also in communities not listed in the addendum to the law.

Having received the pension-advising license, the Bank is permitted to engage in pension advising, in accordance with the stipulations of the Legal Arrangement and of the permits and directives derived from it. The Bank is preparing to provide pension-advising services to its customers. In the first stage, these services will be provided at nine branches in Israel. The number and geographical distribution of the branches offering pension-advising services will be gradually expanded.

Prior to receiving its pension-advising license, the Bank prepared for the time when it would begin engaging in pension advising, as noted. Among other things, a new Pension, Insurance, and Retirement Funds Division was established within the Bank, responsible for coordinating pension-advising activity. Personnel specializing in the pension savings and insurance market were hired by the Division, and the Bank trained pension advisors from among its employees while also hiring additional employees, in order to be able to adequately provide pension advice to the public once it received a license to engage in this activity.

To date, some 400 advisors have been trained and have passed Finance Ministry pension-advising licensing examinations. In addition, the Bank adapted its procedures and systems; worked to prepare distribution agreements with producers of retirement-fund products and pension products; and set up IT infrastructures to allow the provision of service to customers, including support systems for pension advising to help match suitable pension solutions to customers. The Bank continues to act in these areas.

As part of these preparations, the Bank acquired the company Meitavit Maayan for Research and Development Ltd., which owns rights to products and system developments of the type required by the Bank in order to establish pension-advising support systems, and has the expertise needed for specification, writing, and editing of software solutions for pension advising.

To date, the Bank has signed distribution agreements with 26 management companies.

Note that with regard to the distribution of insurance products, up to the date of publication of this report, the regulations determining the rates of distribution fees to be received by banks for the distribution of insurance products had not yet been enacted; only draft regulations exist. Consequently, distribution agreements have not been signed and arrangements have not been established with regard to the transfer of information and services required in order to provide pension advice on insurance products, among other matters. All of the above may cause a delay of banks' readiness and ability to provide pension advice with regard to insurance products.

Services for Financial Asset Managers

The Financial Asset Managers Services Division within the Client Asset Management Area coordinates activities related to the provision of various services to financial-asset managers: provident-fund managers, mutual-fund managers, and investment-portfolio managers.

The division collects, under one roof, the knowledge, experience, and human and IT capabilities accumulated at the Bank in the operation of the financial assets noted above and in the provision of banking services to entities that manage these assets: provident-fund management companies, mutual-fund management companies, and investment-portfolio managers. Services include asset revaluation, production of control reports, production of reports to government agencies, management of the fund's books, management of accounts and rights of provident-fund members, calculation of daily and monthly returns of provident funds, and calculation of daily rates in mutual funds.

The Bank has signed agreements for the provision of operational services in the area of provident funds to provident-fund management companies, some incidental to the sale of provident funds formerly owned by the Bank. In the area of mutual funds, service agreements have been signed with mutual-fund management companies.

At the end of 2008, the volume of assets of provident and pension funds for which the Bank provides operational services totaled NIS 64.1 billion.

The Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance has issued a directive by circular according to which a pension advisor providing operational services to a provident fund shall not charge operational fees from management companies higher than 0.1% annually of the total assets of the provident funds receiving said services from the pension advisor. As the Bank is preparing to provide pension advising, this directive limits the rate of operational fees to be collected by the Bank from provident-fund management companies.

In addition, the division provides supplementary account-management services to mutual funds. The value of these funds' assets at the end of 2008 totaled NIS 11.3 billion.

Liquidity and Policy for Raising Sources of Funds at the Bank

The Bank of Israel's monetary interest rate, which stood at an annual rate of 4.25% at the beginning of 2008, was gradually lowered as the crisis in global capital markets unfolded, reaching 1.75% in October-December and 1% in January 2009. The interest rate fell to a low rate of 0.75% at the end of February 2009.

The banking system deposited approximately NIS 2 billion with the Bank of Israel at the beginning of 2008, while in early April 2008 the banking system borrowed approximately NIS 2 billion. The banking system borrowed approximately NIS 7 billion at the beginning of July 2008 and approximately NIS 3 billion at the beginning of October 2008.

The Bank of Israel announced changes in its monetary tools in December 2008, including a gradual reduction of issues of short-term notes (Makams); a change in interest rates on credit windows and deposits with the Bank of Israel, from a corridor of ±1% to a corridor of ±0.5%. The corridor was changed to ±0.25% at the end of February. The Bank of Israel also extended the period of repo auctions from one week to one month.

In early 2009, the banking system moved into a liquidity surplus of approximately NIS 32.5 billion, as a result of ongoing foreign-currency purchases and the redemption of government bonds and short-term notes on December 31, 2008.

Through a series of interest-rate cuts and by increasing the liquidity of Israeli banks, the Bank of Israel is essentially transitioning to an expansionary monetary policy, in order to cope with the effects of the global crisis on Israel.

The Bank of Israel continued its daily purchases of foreign currency in the amount of approximately USD 100 million per day in the last quarter of 2008 and during January 2009.

Balances of short-term notes issued by the Bank of Israel decreased by approximately NIS 5 billion during the year, reaching a total of NIS 71.2 billion at the end of the year. The decrease resulted from a redemption on December 31, 2008, while the corresponding issue occurred on January 7, 2009.

Unlinked shekel resources raised from the Bank's customers totaled NIS 120.4 billion at the end of 2008, an increase of NIS 19.3 billion compared with the end of 2007.

Unlinked demand deposits (current-account deposits and daily-interest deposits) with the Bank reached NIS 33.8 billion at the end of 2008, an increase of NIS 6.0 billion compared with the end of 2007.

Unlinked deposits increased to NIS 86.6 billion at the end of 2008, an increase of NIS 13.3 billion compared with the end of 2007.

CPI-linked resources accrued in saving plans and deposits with the Bank increased, totaling NIS 27.2 billion at the end of 2008, compared with NIS 26.7 billion at the end of 2007.

Foreign-currency-linked resources, which mainly derive from foreign-currency-linked deposits and saving plans, totaled NIS 0.7 billion at the end of 2008, compared with NIS 1.1 billion at the end of 2007.

Foreign-currency resources raised by the Bank from customers in Israel and abroad decreased during 2008 and totaled USD 21.0 billion at the end of the year, compared with USD 23.4 billion at the end of 2007.

Since the second half of 2007, global financial markets have undergone a crisis. The crisis began in the US subprime mortgage market and spread through the entire financial system, especially following the collapse of Lehman Brothers in mid-September 2008. As a result, the liquidity crisis in the international markets expanded, and the increase in short-term interest rates continued. The damage caused by the crisis led to a decline in value of financial assets. The crisis hurt investors as well as the financial entities that developed the products. During this period, the scope of the existing and potential losses became apparent, and concerns that the crisis might spill over into additional areas were realized. Central banks took on a mitigating role by injecting cash into the markets, introducing plans for the improvement of financial institutions' asset portfolios, and aggressively lowering interest rates.

Credit spreads in the financial sector are wide, both in absolute terms and relative to other periods. The high level of liquidity surpluses in foreign currency and the proactive enlargement of current liquid balances in response to these events provided a solution for liquidity needs. For reasons of caution, a large part of the liquidity balances are deposited with central banks at low yields.

The Bank monitors its overall liquidity position on a daily basis, as well as its liquidity position in shekels and in foreign currency separately. In addition to monitoring its current liquidity position, the Bank assesses liquidity risk based on an internal model. The risk assessment is performed under various assumptions referring to different market conditions in the banking system in Israel and at the Bank.

The high level of liquidity surpluses in foreign currency and the proactive increase in current liquidity balances in response to these events allowed the liquidity needs of the New York and London branches to be met.

Risk Management

General

The Bank's activity is accompanied by financial risks: credit risks, which represent the risk that a borrower or debtor will default on scheduled payments to the Bank as defined in the credit agreement; market risks deriving from exposure to changes in rates in financial markets, such as exchange rates, interest rates, and inflation; and liquidity risk, which is the risk to the profit and capital of a banking corporation resulting from uncertainty with regard to the availability of resources. These risks are managed by designated members of the Board of Management and under their responsibility. A regulatory requirement of capital adequacy applies to credit risk and market risks.

The member of the Board of Management responsible for managing credit risks is Mr. Z. Kenan. The member of the Board of Management responsible for managing market and liquidity risks is Mr. M. Szuszan.

Other non-financial risks are mainly legal risk and operational risks. Legal risk is managed by the Chief Legal Advisor, Attorney I. Mazur. Operational risk, excluding legal risk, is managed by each member of the Board of Management in the area of activity for which he or she is responsible. Operational risk is defined as the risk of losses that may be caused by failed or faulty internal processes, human actions, system malfunctions, or external events. A regulatory requirement of capital adequacy is expected to apply to operational risk in the future.

Other risks to which the Bank is exposed are handled directly as part of the management of its business: reputation risk, competitive risk, regulatory and legislative risk, economic risk, and political/security-related risk.

The Supervisor of Banks has set forth guidelines concerning risk management in the Proper Conduct of Banking Business Directives. The directives detail the risks to which a banking corporation is exposed and stipulate various basic principles for the management and control of risks, including suitable involvement in and thorough understanding of risk management by the board of directors of the banking corporation, the management of risks by a risk manager who is a member of the board of management, the employment of tools for the assessment and measurement of risks, and the creation of means for supervision and control, including the existence of an independent risk-control function.

The member of the Board of Management responsible for the Risk Management Area is Mr. D. Koller. The Area's principal activities include control and assessment of credit risks, market risks, liquidity risks, and operational risks. In addition, the Anti-Money Laundering Unit and the Compliance Officer Unit operate within the Area. The Area's main objective is to promote an advanced risk-management culture within the Bank Group while formulating a risk-management policy compatible with the Group's goals and with the guidelines of Basel II and of the Supervisor of Banks.

A Board of Directors' Committee on Risk Management and Basel II Implementation is in operation at the Bank. The committee's mission is to formulate the Bank's risk-management policy, including establishing risk limits in the various areas of activity, examining the Bank's risk profile, monitoring the implementation of the established risk-management policy, and examining the processes and actions to be implemented by the Bank in order to comply with all regulatory directives concerning risk management.

Risk management is carried out based on a global view of the Bank's activity in Israel and of activity at the Bank's branches abroad, with due attention to the activity of banking subsidiaries. The management team responsible for risk management, headed by the CEO of the Bank, is charged with formulating methodology for the assessment of market and liquidity risks, operational risk, and credit risks, with the guidance of the Board of Directors' Committee on Risk Management and Basel II Implementation.

Risks are managed separately by each banking subsidiary in the Bank Group, according to policy formulated by each company's board of directors and presented to the Board of Directors of the Bank.

Risk control and the assessment of financial risks are carried out based on a uniform methodology at the Group level, under the direction of the Risk Management Area, taking into account the unique characteristics of the activity of each subsidiary.

The approach taken with regard to control of all financial risks involves identification, assessment of the various risks, and control of compliance with the limits stipulated in the various regulations, at three levels of control: the first level is comprised of those responsible for risk taking and exposure management; the second level consists of internal control units at the Areas and at subsidiaries; and the third level is the independent control units within the Risk Management Area. This level is also responsible for presenting an overview of risks.

The Board of Directors' Committee on Risk Management and Basel II Implementation and the plenum of the Board of Directors receive reports on risks and on the execution of approved policy at least once each quarter.

Overall Evaluation of Risk Exposures

Pursuant to a directive of the Bank of Israel, the main risk factors to which the Group is exposed due to its banking activity were mapped. The following table details these risk factors and the Board of Management's estimates regarding the level of risk for each risk factor, on a scale of low, medium, or high risk.

In order to quantify the various risk factors that may affect the Bank, various possible risk scenarios were examined for most of the risks, and the extent of each scenario's potential effect on the Bank's stability and profitability was estimated. Each risk factor listed in the table was examined separately, under the assumption of independence between each risk factor and the other risk factors appearing in the table. However, for several of the risk factors listed in the table, scenarios testing the risk estimate arising from a combination of a number of risk factors were examined. Note that the risk scenarios describe situations of the materialization of unexpected damage, beyond the expected level of damage events during the course of the Group's business.

Risk Factor Table

Risk Factors

No.	Risk	Effect	Risk level
1.	Credit risk	Risk arising from borrowers' failure to fulfill obligations to the Bank based on agreements. The credit portfolio is a material component of the Bank Group's asset portfolio; therefore, deterioration in the stability of the various borrowers may have an adverse effect on the Group's asset value and profitability. To minimize this risk, the Group has a defined credit policy and exposure limits with regard to borrowers/sectors in the various segments of activity. The crisis in the markets and the deterioration in economic activity in Israel and globally have an adverse effect on companies' results and damage the value of collateral; as a result, the risk level of the credit portfolio has increased.	Medium

Risk Factors

No.	Risk	Effect	Risk level
1.1.	Risk in respect of the quality of borrowers and collateral	Deterioration in the quality of borrowers and in the value of collateral provided to the Group to secure credit may have an adverse effect on the probability of collecting the credit, and therefore on the Group's asset value and profitability. The Group has a credit policy and exposure limits with regard to different types of borrowers in the various segments of activity and products, and control of compliance with these limits is carried out routinely. The scenarios have been adjusted in view of the current crisis. As the scenarios constructed in the past also tested crisis situations, the overall estimate of the risk level remains medium risk in the current test.	Medium
1.2.	Risk in respect of sectoral concentration	Risk arising from a high volume of credit granted to borrowers belonging to a particular sector of the economy and investments in products sensitive to that sector, relative to the credit portfolio. Deterioration in business activity in such an economic sector may lead to damage to repayment capability and to the value of collateral provided by some borrowers belonging to the sector, causing an adverse effect on the Group's asset value and profitability. The Bank of Israel and the Board of Directors have set limits on the maximum exposure to the various economic sectors, and control of compliance with these limits is carried out routinely.	Low
1.3.	Risk in respect of concentration of borrowers / borrower groups	Present or future risk arising from deterioration in the condition of a large borrower or group of borrowers relative to the credit portfolio, which may cause an adverse effect on the probability of collecting the credit, and therefore on the Group's asset value and profitability. The Bank of Israel and the Board of Directors have set limits on the maximum exposure to borrowers and groups of borrowers, and control of compliance with these limits is carried out routinely.	Medium
2.	Market risks	Market risk is the risk to the Group's income and capital arising from changes in prices, rates, and spreads in the financial markets.	Low

Risk Factors

No.	Risk	Effect	Risk level
2.1.	Interest-rate risk	Present or future risk to the income and capital of the Group arising from changes in interest rates.The exposure to interest rates in different currencies may cause a decrease in income from interest. Exposure arising from the Bank's overall current activity is managed in accordance with estimates regarding market variables and subject to limits on the sensitivity of the capital of the Bank (including financial subsidiaries under its management) to specified scenarios of change in the shekel, CPI-linked, and dollar interest-rate curves. Exposures to trading and market making in interest rates are managed subject to limits that are routinely approved and controlled.	Low
2.2./ 2.3.	Inflation risk / exchange-rate risk	Present or future risk to the Group's income and capital arising from linkage-base exposure and currency exposure in the areas of trading and market making. Linkage-base exposure is the exposure of financial capital to three linkage segments: unlinked shekel, CPI-linked shekel, and foreign currency. Changes in market conditions may cause losses as a result of both linkage-base exposure and trading activity. The distribution of active financial capital (including financial subsidiaries under the Bank's management) among the segments is managed routinely, according to market conditions, and subject to limits. Exposure to trading is carried out subject to limits that are routinely approved and controlled.	Low
3.	Share price risk	Present or future risk to the Group's income and capital arising from decline in value of shares held by the Bank. The Group buys shares for investment purposes (not for trading), and a decline in the value of these shares may damage the Bank's profitability.	Low

Risk Factors

No.	Risk	Effect	Risk level
4.	Liquidity risk	Present or future risk to the Group's income and capital arising from an inability to supply its liquidity needs. In exceptional demand and supply situations in the financial markets, unplanned costs may be incurred in raising resources. As a result of the global financial crisis and the deterioration of economic conditions, a decrease has been apparent in interbank activity in foreign currency, and the behavior of investors and government agencies may change. The Bank operates a control system using a sophisticated internal model based on scenarios. Deposits at the Bank are stable over long periods. The overall estimate of the risk level in the area of liquidity is based on an examination of the theoretical cost of raising resources in an extreme scenario.	Low
5.	Operational risk	Present or future risk to the Group's income and capital that may arise from failed or faulty internal processes, human actions, system malfunctions, or external events. This definition includes the risk of embezzlement and fraud as well as legal risk, but does not include strategic risk and risk to reputation. Failures related to one of the aforesaid factors may cause possible damage to profitability. The Bank operates units, procedures, and systems in the areas of human resources, information security, security, process control, survivability and recovery, and more.	Low
6.	Legal risk	Present or future risk to the Group's income and capital resulting from unexpected events such as legal claims, including class-action suits, inability to enforce contracts, or rulings against the Group, which may cause damage to the Group's profitability. The Group is aided by internal and external legal counsel.	Low
7.	Reputation	Damage to the Group's reputation as a stable, credible financial institution in the eyes of customers, shareholders, investors, business partners, and regulatory agencies may lead to the transfer of customers' activity to other providers of financial services, causing damage to the Group's activity and profitability. The risk was estimated in comparison to various reference groups in the financial sector in Israel and abroad.	Low

Risk Factors

No.	Risk	Effect	Risk level
8.	Competition	Competitive risks arise from the banking system in Israel and from various financial institutions such as insurance companies, investment-portfolio managers, foreign banks, etc., that may cause customers to transfer to these entities by transferring all of their activities or by selectively acquiring services from different suppliers; in addition, there is a risk of erosion of profitability arising from competitive pressure to reduce fees and interest spreads. As a result, damage may be caused to the Group's market share and profitability. Due to the economic slowdown, we estimate that the level of risk from growing competition in the short term is falling.	Low
9.	Regulation and legislation	Present or future risk to the Group's income and capital arising from legislation and/or directives of various regulatory agencies that cause changes to the Group's business environment. Such changes may occasionally influence the Group's ability to offer certain services and/or may obligate the Group to carry out technological and other investments at considerable cost, while disrupting schedules for development of other planned services.	Low
10.	Condition of the Israeli economy	Present or future risk to the Group's income and capital arising from a slowdown in economic activity, which may have an adverse effect on the condition of some businesses, on income levels, and on unemployment in the Israeli economy. Such a process may cause deterioration in the condition of some of the Group's borrowers, leading to an adverse effect on the probability of collecting credit. Furthermore, a slowdown in economic activity may cause a decline in non-credit income, such as income from capital-market activity and foreign-trade activity, or cause a change for the worse in the composition of financial resources, such as an increase in the cost of resources and a decrease in their availability. The scenarios were adjusted conservatively due to the current crisis, leading to an increase in the risk level. As the scenarios constructed in the past tested crisis situations, the overall estimate of the risk level remains medium risk in the current test.	Medium

Risk Factors

No.	Risk	Effect	Risk level
11.	Condition of the global economy	Present or future risk to the Group's income and capital arising from a slowdown in economic activity in the global market, which may have an adverse effect on the condition of some businesses in Israel and on the volume of business activity.This could have a negative impact on the probability of collecting credit and/or reduce income from the Group's activity abroad and/or from the provision of services related to foreign trade activity and/or from the activity of foreign investors and/or from the provision of services to Israeli customers with activity abroad. Due to the expansion of the Bank's activity and exposure in international markets, and due to the crisis in the United States and the instability in the international markets, the risk level of this factor has increased in comparison to previous years. The current crisis highlighted the economic connections between investors worldwide (the "global village"). After a conservative adjustment of crisis scenarios, the risk estimate in respect of global economic conditions increased to medium risk.	Medium
12.	Political / security risk	Present or future risk to the Group's income and capital arising from a lack of security/political stability in Israel. Deterioration in the security situation may cause a slowdown throughout the economy (see details of the effect in item No. 9 above), and sometimes has an adverse effect on particular industries such as tourism and hotels, aviation, construction, and foreign-trade activity. In addition, there is a risk of damage to commercial relations between Israel and other countries. Such situations may cause an adverse effect on the ability to raise resources in foreign currency, on various investors, and on the condition of some of the Group's borrowers and the probability of collecting credit from these borrowers.	Medium

Basel II

The Basel II guidelines are a set of guidelines and basic procedures published during 2004-2006 by the Basel Committee, which coordinates the activity of the central banks in the industrialized countries with respect to numerous matters. The objectives of these directives are, among other things, to define capital-adequacy requirements, with reference to the risk appetite and actual risk level of corporations; to establish a comprehensive system of rational treatment of risk identification, evaluation, management, and control; and to expand reporting to the public on this subject.

The Basel II directives consist of three pillars:

- Pillar I - Includes the manner of calculation of the supervisory minimum capital requirement in respect of credit risks, operational risk, and market risk.
- Pillar II - Establishes rules for carrying out an internal process at banks to assess the capital required in respect of risks in aggregate (including those not covered by Pillar I, such as credit concentration, interest-rate risk in the banking portfolio, liquidity risks, clearing risks, and strategic risks), as well as a review process to be performed by the Supervisor of Banks.
- Pillar III - Market discipline; establishes the type and extent of information to be presented in reporting to the public regarding the risks to which banks are exposed. The disclosure should include both quantitative and qualitative information, in order to enable the market to estimate the extent of the bank's exposure to risk factors.

According to the directives of the Supervisor of Banks, all Israeli banking corporations will be required to implement the Basel II recommendations, including all three pillars, for the first time in 2009. In preparation for the implementation of the recommendations, each bank is required to perform a quantitative survey to assess the regulatory capital allocation required in order to implement the recommendations, under various assumptions (QIS5), as well as a qualitative gap survey for the implementation of Pillars I and II of the recommendations. The Bank submitted the quantitative survey, as required, during the first quarter of 2008.

The Bank has been taking action towards implementation of the Basel II recommendations for several years within the framework of its multi-year work plans. The Risk Management Area is responsible for coordinating the implementation of the Basel II guidelines and the directives of the Supervisor of Banks in Israel on this matter in the Bank Group. As part of the Bank's preparation for the implementation of the directives, the Basel II Administration has been established within the Risk Management Area. Several projects are underway within the Basel II Plan, aimed at complying with the Basel II guidelines at the Bank Group level starting in 2009. During the third quarter of 2008, a system was selected for computation of risk-adjusted assets according to standardized and advanced approaches. The system will serve all offices of the Bank.

The Board of Management of the Bank views the implementation of the international standard described above as an important strategic goal for the coming years, and is formulating its policy for this implementation with the guidance of the Board of Directors' Committee on Risk Management and Basel II Implementation.

Credit Risks

The Bank's policy is based on diversification of the credit portfolio and controlled management of risks. Risk diversification is reflected by a large number of borrowers and the distribution of the Bank's credit portfolio among the different sectors of the economy, among the different linkage segments, and among different geographical regions in Israel and abroad. The policy of distributing risks among economic sectors is based on an estimate of anticipated developments in the different sectors. For this purpose, the Bank conducts industry-level surveys and economic feasibility studies to evaluate the risk and business potential related to activity in the various economic sectors. The Bank's business objectives are determined in accordance with these surveys and studies.

The Bank's Board of Directors establishes credit policy, which is routinely examined and updated according to the changes in the financial markets and in the economy. This policy includes various restrictions of the credit portfolio, which include exposure limits by economic sector, country, and financial institution, as a function of the risk level estimated by the Bank. Limits are also imposed on the maximum exposure to a single borrower, based on the credit rating assigned to the customer, which reflects the customer's risk level; and limits on maximum exposure to a group of borrowers. Procedures are in place for the monitoring and control of compliance with such limits, and any exception from these limits is reported to the Board of Directors, which decides on the way of handling the exception.

The global financial crisis, the slowdown in economic activity in Israel, and the entry into recession of many economies worldwide have damaged borrowers' repayment capability and caused a decline in the value of collateral. This damage is apparent among borrowers including those in the construction and real-estate, financial services, commerce, and industry sectors. In addition, the halt of non-bank credit has an adverse effect on borrowers' financing sources. These developments have increased risk in the credit portfolio. Accordingly, the Bank has updated its credit policies over the last year, tightening controls over the credit portfolio and over the sectors likely to be significantly affected by these changes.

The credit-management system relies on the delegation of credit authority at different levels of the Bank, as established and approved by the Board of Directors, and on credit procedures that define the credit authorization process and the control process. Credit authorizations at the various levels were updated during 2008.

Within the framework of the collateral policy, principles and rules have been set forth to determine the value of collateral with respect to its type and the type of credit that it secures, such as the estimated time range and expenses necessary for realization of the collateral, type of indexation, volatility in the value of the collateral, etc. Procedures have also been defined for the processing of collateral and for monitoring changes in collateral and its value. A computerized collateral-management system is operational with respect to most types of collateral.

Collateral received by the Bank to secure credit includes financial assets, real-estate assets, and other assets. Against credit granted to companies, the Bank also receives collateral in the form of general floating liens on the companies' assets.

According to the directives of the Supervisor of Banks, collateral, as defined in Proper Conduct of Banking Business 311, may be deducted from risk-adjusted assets for the purpose of calculating the capital-adequacy ratio.

In the area of financing of Bank customers' transactions involving derivative financial instruments, the Bank has developed computerized models for measuring and controlling the level of counterparty risk at the transaction level and the customer level. These models allow the Bank to regularly monitor customers' financial situation. In this activity, credit risk at a particular date is defined as the total of the value of the present position (MTM) plus potential risk of future losses arising from volatility of the underlying assets in the position of the counterparty, taking into account offsets and correlation between the transactions; this represents the Bank's loss in the event of default by the client. Rules and working procedures have been defined to determine the level of collateral required for these transactions. Rules have also been defined for the closing of exposures in respect to transactions and to customers. Limits on exposure to counterparties are set by the appropriate credit authorities at the Bank.

The Bank regularly invests resources in training employees responsible for making credit decisions and assessing credit risk, and in improving the computerized control mechanisms and information systems available to them. As part of this process, credit-decision support systems and a borrower rating procedure have been activated. Borrowers' credit rating is routinely examined, and used to make decisions regarding the Bank's activities in relation to the borrowers.

The Bank has established procedures for the identification and handling of borrowers who, according to the Bank's evaluation, may not meet their obligations to the Bank. These borrowers are supervised and monitored more closely, and the Bank endeavors to reduce its exposure in respect of these borrowers by redeeming credit from the borrowers' resources and/or by obtaining additional collateral from them. In certain cases, customers are handled by a division specializing in monitoring and restructuring of customers' debt, or by a division specializing in debt arrangements and the collection of debts by legal process.

In addition, the Bank regularly reviews the level of credit risk in borrowers' portfolios on the basis of conservative assumptions, and records a sufficient provision for doubtful debts in respect of borrowers whose capability to fully repay their debts to the Bank is in doubt.

Credit-risk management policy at the Bank's offices and branches abroad is based on similar principles to those of credit-risk management policy in Israel, adapted to regulatory requirements in each country. Credit-risk policy at the Bank's overseas offices is approved by the local board of directors, following consultation with credit-risk management officials at the Bank, and is presented to the Board of Directors of the Bank.

Leveraged Financing

The Bank provides leveraged financing to its customers from time to time. Leveraged financing is provided in order to acquire means of control in corporations at financing rates higher than the prevalent level in the sector at the date of the transaction. Transactions of this type are approved following detailed analysis. In addition, the Board of Management and the Board of Directors of the Bank receive quarterly reports on the development of the credit and on the analysis of the transactions in question in order to assess the risks inherent in these transactions.

The following table details the Bank's exposure to leveraged financing by economic sector, as at December 31, 2008:

Sector of acquired company	Balance of balance-sheet credit	Balance of off-balance-sheet credit	Total*
		NIS millions	
Construction and real estate	2,673	-	2,673
Financial services	2,118	-	2,118
Commerce	1,798	916	2,714
Industry	944	-	944
Communications and computer services	855	-	855
Other business services	159	-	159
Public services	45	-	45
Electricity and water	9	-	9
Total	8,601	916	9,517

* Net of the balance of the provision for doubtful debts in the amount of NIS 1,170 million.

The Bank's exposure in respect of leveraged financing is to customers in Israel, for the purpose of acquiring means of control in corporations in and outside Israel where the rate of financing relative to the value of the shares at the date of the transaction is higher than usual.

Credit Exposure to Foreign Financial Institutions

In the course of its routine business operations, the Bank Group is exposed to risk arising from credit exposures to foreign financial institutions. This risk is evident in a variety of activities with financial institutions, such as transactions carried out at the Bank's dealing rooms (deposits, foreign-currency balances, and derivatives), financing of the various types of foreign trade, capital-market activity, and account management. The foreign financial institutions include banks, investment banks, insurance companies, broker-dealers, and institutional entities, mainly pension funds.

The exposure to foreign financial institutions is influenced both by the specific condition of each institution and by the risk level of the countries in which it operates, and may be affected by events in foreign countries that can cause a decrease in the value of the Bank's assets or impair the foreign institutions' ability to meet their obligations, including obligations to the Bank Group. Such events many include financial or economic crises, the effects of changes in political conditions in various countries, social instability, and more. It should be emphasized that the majority of the Bank Group's credit exposures to foreign financial institutions are to banks, and most of these exposures are to the banking system in Western Europe and North America; exposure to other financial institutions is relatively low.

Developments at financial institutions and in countries to which the Bank is exposed are monitored routinely, and more intensively since the outbreak of the crisis in late 2007, through means including the use of reviews and updates by the international rating agencies Fitch, Moody's, and S&P.

Since the beginning of 2008, the Board of Management and the Board of Directors have regularly discussed the portfolio of credit to foreign financial institutions. In these discussions, decisions were made with regard to operational measures, as detailed below, which led to a substantial reduction of this credit portfolio during 2008.

These measures included reducing the list of foreign banks to which the Bank is exposed, focusing on leading Western banks, usually with high external ratings by the international rating agencies; decreasing the volume of exposure to these banks; and shortening the term of the exposure. In addition, the Bank acted to minimize risk by channeling activity in derivative financial instruments to institutions with which Credit Support Annex (CSA) agreements (offsetting agreements that minimize the credit risks in this activity) have been signed. Clearing risks were also neutralized by conducting currency clearing activity through the international clearing house known as CLS (Continuous Linked Settlement).
As of October 2008, due to the escalation of the financial crisis, governments in the U.S., Western Europe, and other countries have taken unprecedented steps to stabilize the financial sector and to restore depositors' and investors' confidence. These measures include the injection of capital into financial institutions, injection of liquidity into the markets, provision of guarantees to secure the repayment of debts of banks, purchases of problematic assets, and increased insurance amounts for deposits from the public.

The following table details the Bank Group's exposure to foreign financial institutions as at December 31, 2008[(1)]:

External credit rating[(5)]	Balance-sheet credit risk[(2)]	Off-balance sheet credit risk[(3)]	Total credit risk
	NIS millions		
AAA to AA-	8,610	1,899	10,509
A+ to A-	8,463	928	9,391
BBB+ to BBB-	847	520	1,367
BB+ to B-*	778	15	793
Lower than B-	49	-	49
Unrated**	310	300	610
Total credit exposures to foreign financial institutions	19,057	3,662	22,719
Balance of problematic debts[(4)]	90	-	90
Details of expenses charged to the statement of profit and loss for 2008 in respect of exposure to foreign financial institutions:			
Bonds of foreign financial institutions	216		216
CDS credit derivatives	260		260
Total	476		476

* Credit granted to the group of institutions rated BB+ to B- mainly consists of participations in syndications organized by top-tier international banks to raise resources, usually for the short term, for leading banks in emerging markets; and support for foreign-trade transactions of the Bank's customers in these markets.

** Mainly includes clearing houses overseas and a credit line to an agency sponsored by the U.S. government, which constitute 55% of the balance. The remaining amount is distributed among a long list of banks and financial institutions.

(1) Foreign financial institutions include banks, investment banks, broker-dealers, insurance companies, institutional entities, and entities controlled by such entities.

(2) Deposits with banks, credit to the public, investments in bonds, securities borrowed or bought in resale agreements, and other assets in respect of derivative instruments.

(3) Mainly guarantees and commitments to grant credit.

(4) Balances of problematic debts, less debts covered by collateral permitted for deduction for the purpose of the limit on indebtedness of borrowers and groups of borrowers, including off-balance-sheet risk-adjusted assets.

(5) According to the lowest of the credit ratings assigned by any of the major rating agencies: S&P, Moody's, and Fitch. Ratings are current as of March 1, 2009.

Notes:

(A) Credit risk and balances of problematic debt are presented after deduction of specific provisions for doubtful debts.

(B) Credit exposures do not include exposures to financial institutions with full, explicit government guarantees, and do not include investments in asset-backed securities (see details in the note on securities).

(C) For further information regarding the composition of credit exposures included in the disclosure above in respect of derivative instruments with banks and broker-dealers see Note 21E to the financial statements.

The overall exposure decreased from NIS 30.5 billion at the end of the third quarter of 2008 to approximately NIS 22.7 billion at the end of 2008. This decrease resulted from a decrease in the exposure in foreign currency terms, which was partially offset by the depreciation of the shekel exchange rates against the various currencies in the fourth quarter of 2008.

Approximately 87% of the exposure to foreign financial institutions is to financial institutions rated A- or higher. The table reflects a significant decrease relative to the end of the third quarter of 2008 in the credit exposure of the highest and second-highest rating grades. This decrease resulted from downgrades of ratings of many institutions as well as from a decrease in credit at all rating grades.

The Bank Group's exposure to foreign financial institutions is distributed as follows: 76% in banks, 12% in investment houses that have become banking holding companies or have been bought by banking groups, 7% in pension funds and 5% in insurance companies and other financial institutions. The exposure to financial institutions is mainly divided into: deposits with banks (32%), investments in securities (25%), derivatives (27%), and guarantees (9%). Most of the Bank Group's exposure is to foreign financial institutions which operate in the U.S (36%), in Germany (11%), in England (11%), in France (10%), and in Switzerland (7%).

Some of the exposures listed in the table above are presented in Appendix 5 to the Board of Management's Review on "Total Credit Risk to the Public by Economic Sector", under the Financial Services sector, in respect of the activity of borrowers abroad. "Balance-sheet credit risk" in the aforesaid appendix includes balances of credit to the public, investments in corporate bonds, securities borrowed or bought in agreements to resell, and other assets in respect of derivative instruments transacted with the public as the counterparty. However, the aforesaid appendix does not include balances of deposits with banks, which are included in the above table. In addition, in the aforesaid appendix, under "off-balance-sheet credit risk", credit risk is presented as calculated for the purpose of the limits on indebtedness of borrowers, which includes, among other things, 10% of the balances of futures transactions, which are not included in the above table. Also note that the credit exposures in the above table do not include exposures to financial institutions with explicit, full government guarantees, and do not include investments in asset-backed securities. For further details, see the section Activity of the Bank Group in Asset-Backed Securities.

The detailed table above also includes exposures which are naturally not included in credit to the public; these exposures are included under the item "cash on hand and deposits with banks."

Exposure to Foreign Countries

The risk of exposure to foreign countries is the risk that an economic, political, or other event in a foreign country may impair the value of assets of the Bank Group or negatively affect the ability of debtors in that country to meet their obligations to the Bank.

The risk of exposure to foreign countries includes cross-border balance-sheet exposure (total balance-sheet exposure of the Bank in Israel to residents of foreign countries, plus total balance-sheet exposures of the Bank's overseas offices to non-residents of the country in which the office is located) as well as balance-sheet exposure of the Bank's overseas offices to local residents in those countries. Cross-border balance-sheet exposure risk is the risk that actions taken by foreign governments may prevent the possibility of converting currency and/or transferring currency outside of the country's borders, thereby affecting the ability of companies and customers to execute cross-border transactions.

The risk of exposure to foreign countries is managed at the Bank by individually examining the risks arising from the various countries, taking into consideration the countries' ratings; performing analyses of sensitivity with regard to the exposure to each country; and examining the volume of exposures of the Bank's branches abroad.

Appendix 6 to the Board of Management's Review details the total balance-sheet exposure by country risk, and divided into sectors (governments, banks, and others). The total aforesaid exposure includes balance-sheet exposures in respect of balance-sheet debt balances, net of local liabilities, securities, and other investments attributed to countries other than Israel. The balance-sheet exposure was adjusted based on the final risk, taking into account credit reinforcements, which include guarantees, tangible and liquid collateral, insurance contracts, participations in risk, and credit derivatives.
Balance-sheet exposure to foreign countries as at December 31, 2008 amounted to NIS 40,822 million. The majority of the exposure arises from the United States, Switzerland and England.

Total principal exposures to foreign countries as at December 31, 2008:

Country	Total balance-sheet exposure	Total off-balance sheet exposure	Total exposure	Rate of balance-sheet exposure
United States	12,249	15,846	28,095	30%
England	4,325	10,315	14,640	11%
Switzerland	4,581	1,861	6,442	11%
Germany	2,608	1,265	3,873	6%
France	2,041	1,754	3,795	5%
Other developed countries*	9,480	4,719	14,199	23%
Turkey	3,998	17	4,015	10%
Other Less Developed Countries (LDC)**	1,540	251	1,791	4%
Total	40,822	36,028	76,850	100%

* Principal exposures arise from Canada, Luxembourg and the Netherlands.
** Other Less Developed Countries (LDC) - Principal exposures arise from Kazakhstan and Russia.

Exposure to countries with liquidity problems:
The deep crisis in the financial markets and the move into recession of the global economy has led several countries to difficult financial conditions and to liquidity problems. In order to identify these countries, several criteria were examined that can indicate actual difficult financial conditions or a high risk that such conditions may form in the near future. Balance-sheet exposure to countries with liquidity problems totaled NIS 1,264 million as at December 31, 2008. For further details regarding the exposure to countries with liquidity problems, see Appendix 6 to the Board of Management's Review.

The Credit Risk Management Unit

The Unit reports to the Chief Risk Officer. The Unit's role is to formulate credit-risk management methodologies in line with the strategic goals of the Bank Group, and to ensure that the Bank acts in accordance with the policy established. The Unit's responsibilities include developing models for the measurement of credit-risk rating and pricing at the level of individual borrowers and at the portfolio level; developing credit-risk identification, control, and management methodologies; and advancing preparations in the area of credit risk in anticipation of the implementation of Basel II regulations.
Also operating within the Unit is the Credit Control Unit, which regularly performs independent assessments of the risk level of the Bank's major corporate clients and assigns credit ratings to these borrowers.

Measurement and Disclosure of Impaired Debts, Credit Risk, and Provision for Credit Losses

A circular of the Supervisor of Banks on the subject of "Measurement and Disclosure of Impaired Debts, Credit Risk, and Provision for Credit Losses" (hereinafter: the "Circular" or the "Directive") was issued on December 31, 2007. The Circular is based, among other things, on U.S. accounting standards (mainly FAS 5 and FAS 114) and the relevant regulatory directives of bank supervision agencies and the Securities and Exchange Commission in the United States.

The fundamental guiding principles of the Circular represent a substantial departure from the current directives, which are detailed in Note 2F to the Financial Statements, on the classification of problematic debts and the measurement of provisions for credit losses in respect of such debts. According to the Circular, banking corporations are required to make provisions for credit losses at an appropriate level in order to cover estimated credit losses with respect to its credit portfolio. In addition to the aforesaid, according to the Circular, provisions must be made in a separate liability account at an appropriate level to cover estimated credit losses related to off-balance-sheet credit instruments, such as contractual engagements to provide credit and guarantees.

The required provision to cover estimated credit losses with respect to the credit portfolio is to be assessed by one of two methods: "individual provisions" and "group provisions." The Circular requires an individual examination of decline in value to be performed for all debts where the contractual balance (without deducting accounting write-offs that do not involve legal waivers, unrecognized interest, provisions for credit losses, and collateral) is NIS 1 million or more, and for other debts identified by the banking corporation for individual assessment and for which the provision for decline in value is not included in the group provision. The Bank has chosen to identify debts with a total contractual balance (as described above) aggregated at the customer level of NIS 1 million or more for individual examination. The individual provision for credit losses is to be assessed based on expected future cash flows, discounted at the original effective interest rate of the debt; or, for debts contingent upon collateral, or when the banking corporation determines that seizure of an asset is expected, according to the fair value of the collateral placed under lien to secure the credit.

Group provisions are to be calculated in order to reflect provisions for decline in value in respect of unidentified credit losses inherent in large groups of small debts with similar risk attributes, and in respect of debts identified for individual examination and found to be unimpaired. The provision for credit losses in respect of debts evaluated on a group basis, excluding residential loans, for which a minimum specific provision was calculated based on the extent of arrears, is to be calculated in accordance with the rules stipulated in the U.S. accounting standard FAS 5 - Accounting for Contingencies (hereinafter: "FAS 5"), based on statistical models. The required provision in respect of off-balance-sheet credit instruments is to be assessed in accordance with the rules stipulated in U.S. accounting standard FAS 5.

The Directive stipulates various definitions and classifications of balance-sheet and off-balance-sheet credit risk, rules for the recognition of interest income from impaired debts, and rules for accounting write-offs of problematic debts. Among other things, the Circular states that a debt should be marked as impaired when the debt is identified for individual examination that the banking corporation estimates that it will be unable to collect the full amount owed to it according to the contractual terms of the debt agreement, including any debt identified for individual examination which is more than 90 days in arrears, any restructuring of problematic debt, and any debt in a current drawing account or in a current account charged with an addition of exceptional interest (as noted in Proper Conduct of Banking Business Directive No. 325). Further, according to the Circular, accounting write-offs should be taken for all individually examined debts thought to be uncollectible, in amounts of such low value that their retention as assets is unjustified, or debts in respect of which the banking corporation has carried out prolonged collection efforts. With regard to debts evaluated on a group basis, accounting write-off rules were established based on the period of arrears and other parameters. In addition, requirements regarding documentation and disclosure in financial statements of problematic debts were significantly expanded.

The Directive is to be implemented in the financial statements of banking corporations and credit-card companies from the statements dated January 1, 2010 (hereinafter: the "First Implementation Date") forward. The Directive is not to be implemented retroactively in financial statements for previous periods. At the First Implementation Date, banking corporations and credit card companies will be required, among other things, to:

- Execute accounting write-offs of all debts meeting the conditions for accounting write-offs on that date;
- Adjust the balance of the provision for credit losses in respect of credit to the public and in respect of off-balance-sheet credit instruments at the transition date to the requirements of the Directive;
- Classify all debts meeting the conditions for such classification as under special supervision, inferior, or impaired; cancel all accrued unpaid interest income in respect of all debts meeting the relevant conditions on that date; and examine the need to adjust the balance of current and deferred taxes receivable and payable.
- Adjustments of the balance of the provision for credit losses in respect of credit to the public and in respect of off-balance-sheet credit instruments to the requirements of the Directive at the First Implementation Date are to be included directly in the item, "Surpluses in Shareholders' Equity."

In this connection, it was clarified that despite the definition according to which restructured problematic debt is impaired debt, banking corporations and credit-card companies are not required to classify as impaired, debts restructured prior to January 1, 2007, provided that the debt is not impaired based on the conditions stipulated in the restructuring agreement.

The Bank is required to implement the Circular as of January 1, 2010. The execution of provisions for credit losses pursuant to the Circular is materially different from that currently implemented in accordance with Public Reporting Directives and Proper Conduct of Banking Business No. 314 concerning the treatment of problematic debts and in respect of off-balance-sheet credit exposures, and may have a material impact on the reported results and financial position of the Bank. In addition, implementation of the Directive requires substantial preparations and changes to existing information systems, which are currently not adapted to reporting according to the proposed principles.

The Bank is preparing for implementation of the Directive. Preparations include the establishment of a steering committee led by a member of the Board of Management; allocation of financial, computing, and human resources at the necessary level in order to comply with the requirements and timelines stipulated in the Directive; and the examination and change of processes, systems, controls, and procedures at the Bank related to credit risks.

As part of the implementation of the Directive, the Bank is developing and updating various IT tools and processes, primarily the following: preparation of suitable information infrastructures and management of new debt components; segmentation of credit by the different types of provisions; location and identification of problematic credit; calculation of group provisions; accounting write-offs; adaptation of systems to individual examinations of credit; and adaptation of accounting systems for the required accounting treatment and reporting. As at December 31, 2008, the Bank is at the stage of development and testing with regard to the preparation of suitable information infrastructures, the segmentation of credit by the different types of provisions, the identification of problematic credit, the calculation of group provisions, and the adaptation of computer systems to individual examinations of credit. The other processes listed above are still in the specifications stage; development and testing of these systems is contingent on the completion of this stage. Implementation of the system and the necessary training for relevant Bank personnel will be performed following the completion of development and testing, towards the end of 2009. There are concerns that if the development and testing of all of the systems required for the implementation of the Directive cause a deviation from the planned timetables, the Bank may not complete its full preparations for the implementation of the Directive by the first implementation date. The Supervisor of Banks has been notified accordingly.

At this stage, prior to the completion of the required preparations at the Bank for the measurement of provisions for credit losses in accordance with the new Directive, the Board of Management of the Bank is unable to estimate the extent of the quantitative impact on the shareholders' equity of the Bank at the transition date and on its future financial results. In light of the complex, prolonged implementation process of the Directive, the Board of Management of the Bank believes that it will not be possible to estimate the full extent of the quantitative impact on the shareholders' equity of the Bank at the transition date earlier than the end of 2009.

Management of Market and Liquidity Risks

Market and liquidity risks are managed based on a global view of the Bank's activity in Israel and at its branches abroad, taking into account the activity of the banking subsidiaries.

The Board of Management and the Board of Directors approve areas of activity and risk limits. Global asset and liability management (ALM) and trading management (in the dealing rooms and in the proprietary bond portfolios) are performed under the responsibility and direction of the Head of Global Treasury. Routine management and supervision are under the responsibility of managers in the Asset and Liability Management Division in Tel Aviv, in asset and liability management units at the Bank's branches abroad, and in the dealing rooms in Tel Aviv, New York, and London, as relevant. These units report to the Head of Global Treasury.

In accordance with the Supervisor of Banks' Proper Conduct of Banking Business Directive No. 339 concerning risk management and control, the Bank has a unit engaged in operational and market risk management. This unit reports to Chief Risk Officer. Within the unit, market and liquidity risk assessment and control are carried out by the Market and Liquidity Risk Management Department, independently and in addition to the monitoring and analysis carried out as part of the Global Treasury Area's activity.

Routine control and monitoring of activity at branches abroad are carried out by local units, with full coordination and routine reports to the corresponding Head Office units: the Exposure Management Department in the Global Treasury Area and the Market and Liquidity Risk Management Department in the Risk Management Area.

In addition to the assessment of risks, examination of outcomes, and routine control of compliance with limits, the Execution and Control Unit in the Global Treasury Area performs control activities. This control is operational and is aimed at checking for correctness, completeness, and congruence among the different databases in the various reporting systems, and identifying operational errors.

Market and Liquidity Risk Policy and Management

Risk limits reflect the Bank's risk appetite - the extent of risk to which the Board of Management and the Board of Directors are willing to expose the Bank. The limits are approved by the Board of Directors and fixed in procedures, including, among other things, limits on the sensitivity of the Bank's economic value to changes in the principal risk factors and specific limits for each of the various trading activities. A summary of the main limits is presented below.

ALM and market and liquidity risk management policy are defined and controlled by the Global Asset and Liability Management Committee of the Bank's Board of Management, headed by the Bank's Chief Executive Officer.

Policies, including the limits established, are submitted for discussion and approval to the Global Asset and Liability Management Committee of the Bank's Board of Management, the Board of Directors' Committee, or the plenum of the Board of Directors, as relevant. Market-risk management policy is aimed at increasing expected returns on an economic basis, while maintaining approved and controlled risk levels.

Ongoing activity is conducted by secondary committees led by the Head of Global Treasury, with the participation of senior Bank officials. Local committees also operate in New York and London. The committees operate on the basis of resolutions adopted by the Board of Directors or by its committees regarding exposure to market and liquidity risks, subject to the directives issued by the Supervisor of Banks or by the local regulator, as relevant.

The Board of Directors and its committees receive reports on activities, exposures, results of operations, and execution of approved policy at least once each quarter.

Market and liquidity risks are managed separately by each banking subsidiary in the Bank Group, according to policy formulated by each company's board of directors. Market and liquidity risks are assessed and controlled based on a uniform methodology at the Group level, under the direction of the Risk Management Area, taking into account the size of capital and the unique characteristics of the activity of each banking subsidiary.

Subsidiaries' exposures to market and liquidity risks are examined by the Market and Liquidity Risk Management Department in the Risk Management Area, and reported to the Board of Management and the Board of Directors of the Bank at an appropriate frequency based on the risk level.

Market risks derive from the Bank's exposure to price changes in the financial markets in which it operates. The Bank is exposed to changes in interest rates ("interest-rate exposure"), exchange rates, and inflation ("currency exposure" or "linkage-base exposure"). Liquidity risk arises from uncertainty with regard to the availability of resources, and is addressed separately.

Market Risks

Market risk exposure management at the Bank differentiates between exposures that arise in the course of the Bank's routine asset and liability management (ALM - banking book, "non-trade") and trading exposures ("trade").

1. Non-Trade Exposures

Risks that arise in the course of routine banking activity as a result of the provision of services to the general public, including the business sector, in the ordinary course of business, usually based on wholesale prices determined by the Bank. These exposures are generally of a relatively stable nature and changes in positions are gradual and slow, as a result of slow response to changes in prices or in expectations. In addition to price policy, proprietary portfolio management and activity through off-balance-sheet transactions provide tools for management of exposures in the banking book.

The Bank's management of non-trade exposures is based, among other things, on forecasts and working assumptions regarding expected developments in financial and capital markets in Israel and worldwide, and is under the responsibility of the ALM Division and the asset and liability management units in New York and in London.

Linkage-Base Exposure

Linkage-base exposure is defined as the exposure of active financial capital to three linkage segments: unlinked shekel; CPI-linked shekel; and foreign currency, including foreign-currency-linked shekel. This refers to global exposure, balance sheet and off-balance sheet, arising from activity at all of the Bank's units, at its branches, and at its Head Office, in Israel and abroad.

The "active financial capital" of the Bank has been defined as shareholders' equity plus the general and supplementary provisions for doubtful debts, less investments in principal subsidiary and affiliated companies (with the exception of subsidiaries abroad under the full control of the Bank and subsidiaries whose financial management is handled by the Bank), and less fixed assets and other non-monetary assets, net. For the purposes of exposure management, the Bank treats active financial capital as a short-term unlinked shekel resource.

Overall Interest-Rate Exposure of the Bank

Interest-rate exposure is measured and managed in terms of the change in the theoretical value of capital as a result of changes in interest-rate curves. As mentioned above, the Bank treats active financial capital as a short-term unlinked shekel resource, for the purposes of exposure manangement.

The objective of interest-rate exposure management policy is to achieve the desired composition of exposures in each segment (unlinked shekel; CPI-linked shekel; foreign currency and foreign-currency-linked), in accordance with assessments concerning market variables, and subject to limits. In addition, the sensitivity of annual income to changes in interest-rate curves is measured.

2. Trading Exposures

Trading exposures arise from the Bank's activity as a market maker, trader, and manager of proprietary positions. This activity is based on dynamic management of positions by means of tradable, liquid financial assets. Changes in the size of exposures are rapid, based on the liquidity and tradability of instruments in the markets, the nature of customers' activity, and the desired position. Exposures in the trading book are carried out under the responsibility of the dealing rooms in Israel and abroad.

Liquidity Risk

Liquidity and liquidity risk are managed separately at each banking subsidiary within the Bank Group, based on policy established by the board of directors of each company.

Liquidity risk is assessed and controlled based on a uniform methodology at the Group level, guided by the Risk Management Area, taking into account the volume of capital and specific nature of activity at each banking subsidiary.

Liquidity risk at the Bank, in foreign currency and in shekels, is managed and controlled routinely with the aim of ensuring the Bank's ability to cope competitively even in exceptional supply and demand situations in the financial markets.

Routine liquidity risk management is under the responsibility of the ALM Division, and is performed through shekel and foreign-currency liquidity units.

In accordance with the Proper Conduct of Banking Business Directive concerning liquidity management, the Bank operates an internal model for the assessment of liquidity risk. This model is based on the proven stability of deposits at the Bank over long periods, and includes different scenarios with respect to rollover and maturity of assets and liabilities. A liquidity ratio is calculated for each scenario, not to fall below a minimum level defined by procedure.

The scenarios applied in the internal model refer to different market conditions: ordinary business conditions and extraordinary conditions for the banking system in general and specifically for the Bank. In each scenario, the liquidity gap is examined, for a period of up to one month, against liquid assets. The scenarios mainly differ in the assumptions with regard to the rollover of deposits. Periods exceeding one month are examined routinely against the business plan.

In early 2009, scenarios were set up to examine the effect of changes in the pace of execution of the business plan on liquidity needs in a one-year range.

A plan was formulated during 2008 and approved in early 2009 to address the liquidity crisis on various levels. The plan includes a system for monitoring measures that may indicate a crisis situation, and the steps necessary upon materialization of defined scenarios. These steps include committee meetings, a reporting system, and a series of actions to cope with a possible crisis.

A daily liquidity risk report is generated by the ALM system, a comprehensive system for asset and liability management.

Risk Assessment and Control

Identification and assessment of risks, monitoring of limits on the level of risks, and reporting of findings are carried out or controlled by the Risk Management Area, independent of the routine analyses and reports performed as part of the operation of the Global Treasury Area.

The Market and Liquidity Risk Management Department in the Risk Management Area is responsible for the formulation of market and liquidity risk assessment methodology, in line with the strategic goals of the Bank Group, and for the control of market and liquidity risks in the Group.

The Bank's risk level is measured and controlled according to procedures that include, among other things, limits in terms of the sensitivity of the Bank's economic value to changes in the primary risk factors. In addition, a risk estimate is calculated using the VAR (value at risk) method. The VAR method is used to estimate the maximum potential loss to a corporation resulting from the materialization of market risks within a given period of time and at a level of statistical significance predefined by the Bank and approved by the Board of Directors. Risk assessments as well as limit control of trading positions are carried out at least once daily.

Market Risk Assessment Methodology

The estimate of the risk in trading activity is calculated for a horizon of ten business days and at a significance level of 99%. The higher of the risk-level outcomes of two commonly accepted risk-assessment methods (historical simulation and Monte Carlo simulation) is taken into account. This methodology is compatible with the relevant recommendations of the Basel Committee following the crisis in U.S. markets. The estimate provides a relatively prompt alert of the market-risk level during periods of rising volatility. A full revaluation of the trading portfolio is carried out every business day, under various scenarios, in order to produce an estimate. An assessment of the risk level of the Bank's overall activity is executed once a month, using a historical simulation with a one-month horizon.

In addition, a backtest procedure is carried out routinely, based on the criteria recommended by the Basel Committee, in order to examine the validity of the risk-assessment model. The results of these tests are reported annually to the Board of Management and to the Board of Directors.

Limitations of the Methodology for Risk Assessment of Trading Activity at the Bank

- The Monte Carlo simulation assumes a normal distribution of risk factors. This assumption does not always apply in reality.
- The historical simulation assumes that the historical behavior of the risk factors will recur in the future, which may not be the case.
- It is not possible to forecast a sudden change in a risk factor using either of the two methods.
- With the use of a 99% significance level, losses that could occur beyond that level are ignored.
- The use of a horizon of ten business days assumes that it is possible to hedge and sell positions within ten business days. During crisis periods, liquidity problems in the market may make it impossible to close or fully hedge positions within this timeframe.
- The risk estimate is calculated on positions only a few times in the course of the business day.

To mitigate the effect of the said limitations, stress scenarios are applied in order to examine the potential loss in extreme cases, for all areas of trading activity.

Limitations of the Methodology for Assessment of Total Risk to the Bank

- In general, the credit risk inherent in assets does not represent a parameter in the calculations made, as their purpose was to focus on quantifying the market risks alone.
- The information used for the risk estimates is assembled from various automated systems.
- A small part of the options embedded in various deposits and saving plans offered to the public were only partially taken into account, on a "delta" basis. Under this method, there may be a departure from the sensitivity estimates noted above, especially in sharp movements in risk factors. Nevertheless, as of the reporting date, virtually all options are handled using full revaluation under various scenarios on the market risk management system.

To mitigate the effect of the said limitations, stress scenarios are applied in order to examine the potential loss in extreme cases.

Overall Activity of the Bank

The Bank's overall risk level is measured and controlled according to guidelines that include limits in terms of the sensitivity of the Bank's economic value to changes in the primary risk factors. The ALM system (for the management of the assets and liabilities of the Bank) also enables the Bank to estimate its earnings at risk (the effect of changes in risk factors on future income) using various assumptions.

The Bank's overseas offices generally maintain a balance between assets and liabilities in different currencies, such that their available financial capital is invested in the local currency. Some of the banking subsidiaries abroad are authorized to manage certain financial exposures, limited in time and amount, in accordance with decisions of the local boards of directors.

In addition to the limits specified in terms of rates of exposure out of financial capital, in order to give effect to the existence in the balance sheet of financial instruments having an option element, limits were set for the sensitivity of the capital of the Bank (including financial subsidiaries managed by the Bank) to a scenario of change in the shekel/dollar exchange rate.

Set out below are the main data for the reporting period:

Sensitivity of the Bank's capital to changes in the CPI

(Theoretical change in economic value as a result of each scenario)

	December 31, 2008	Maximum in 2008	Minimum in 2008
Scenario		Data in NIS millions	
1% decrease in CPI	**(20.7)**	(74.3)	(20.7)

The Bank operates in currency markets through spot and forward transactions, as well as through options, both on its own behalf and on behalf of its customers. Consequently, the Bank has activity in most of the world's tradable currencies, in developed markets as well as emerging markets. Due to the limits imposed on currency exposure, key points of which are noted in the summary of limits below, net currency exposure is relatively low.

Set out below are the main sensitivities to currency exchange rates as at December 31, 2008:

Sensitivity of the Bank's capital to changes in main currency exchange rates

(Theoretical change in economic value as a result of each scenario; an appreciation scenario indicates strengthening of the currency in question against all of the other currencies)

	10% appreciation	5% appreciation	5% depreciation	10% depreciation
Currency:		NIS millions		
USD	(76.7)	(34.7)	30.0	58.4
JPY	(39.0)	(18.9)	16.0	30.0
EUR	26.6	12.9	(11.1)	(22.3)
TRY	20.4	10.2	(10.2)	(20.4)
GBP	(13.2)	(6.8)	7.0	13.8
CAD	8.5	5.2	(6.7)	(14.9)

Limits are imposed on the sensitivity of the capital of the Bank (including financial subsidiaries managed by the Bank) to a scenario of change in the shekel, CPI-linked, and dollar interest-rate curves. For the purpose of calculating the exposure to changes in interest rates in the unlinked-shekel segment, the Bank considers part of the public's current-account deposit balances as a long-term liability (of up to three years). This practice is in line with the results of an examination of developments in current-account balances of the Bank's customers in the past. In the CPI-linked segment, assumptions exist with regard to prepayments of mortgages. Sensitivity to interest rates is measured at least once monthly.

Main data for the reporting period are set out below:
Sensitivity of the Bank's capital to parallel shifts in interest-rate curves
(Theoretical change in economic value as a result of each scenario)

	December 31, 2008			Maximum for the period		Minimum for the period	
	1% increase	1% decrease	0.1% increase	1% increase	1% decrease	1% increase	1% decrease
Scenario				NIS millions			
Shift in CPI-linked interest rate:							
Bank	**179.5**	**(201.8)**	**18.9**	182.6	(125.7)	106.5	(209.8)
Banking book	**180.3**	**(202.6)**	**19.0**	180.3	(121.9)	102.7	(206.8)
Trading book	**(0.8)**	**0.8**	**(0.1)**	3.7	0.8	(0.8)	(3.8)
Shift in unlinked interest rate:							
Bank	**308.7**	**(330.6)**	**31.8**	308.7	(148.7)	133.7	(330.6)
Banking book	**359.1**	**(383.8)**	**37.0**	359.1	(165.0)	150.3	(383.8)
Trading book	**(50.4)**	**53.2**	**(5.2)**	13.0	53.2	(50.4)	(14.8)
Shift in foreign-currency interest rates:							
Bank	**56.2**	**(66.6)**	**6.5**	167.6	191.6	(271.1)	(181.2)
Banking book	**61.2**	**(47.6)**	**6.9**	173.9	175.8	(281.3)	(167.3)
Trading book	**(5.0)**	**(19.0)**	**(0.4)**	10.7	18.0	(40.5)	(19.0)

The above table presents an analysis of the sensitivity of the Bank's economic value to changes in interest-rate curves, based on the capitalization of expected cash flows in the risk-free interest-rate curve, among other factors. This differs from a fair-value calculation, which is based on factors including the capitalization of expected cash flows at interest rates reflecting the risk levels. (For further details regarding the assumptions used in the calculation of the fair value of financial instruments, see Note 21G (2) to the Financial Statements).

The examination of extreme scenarios includes a test of the sensitivity of the value of the Bank's economic value to the worst historical scenario of the last five years, including changes in the various risk factors in a one-month range. Note that in the reported period, this sensitivity did not exceed NIS 1.2 billion. As at December 31, 2008, this sensitivity is estimated at NIS 700 million.

Set out below are details of the fair value of the Bank and its consolidated companies as at December 31, 2008, by linkage segment.

Fair value of financial instruments of the Bank and its consolidated companies, excluding non-monetary items:

	As at December 31, 2008					
	NIS millions					
	Israeli currency		Foreign currency**			
	Unlinked	CPI-linked	USD	Euro	Other	Total
Financial assets*	**132,000**	**59,893**	**67,574**	**13,638**	**13,480**	**286,585**
Amounts receivable in respect of derivative and off-balance-sheet financial instruments***	**105,779**	**3,102**	**147,911**	**27,621**	**37,311**	**321,724**
Financial liabilities*	**131,870**	**43,469**	**70,988**	**16,257**	**7,090**	**269,674**
Amounts payable in respect of derivative and off-balance-sheet financial instruments***	**91,748**	**19,389**	**145,337**	**25,312**	**42,939**	**324,725**
Net fair value of financial instruments	**14,161**	**137**	**(840)**	**(310)**	**762**	**13,910**

* Includes hybrid financial instruments. Does not include balance-sheet balances of derivative financial instruments and fair value of off-balance-sheet financial instruments.

** Includes foreign-currency-linked Israeli currency.

*** Amounts receivable (payable) in respect of derivative financial instruments and in respect of off-balance-sheet financial instruments, capitalized by interest rates used to calculate the fair value presented in Note 21G to the Financial Statements.

For further details regarding assumptions taken for the calculation of fair value of financial instruments, see Note 21G of the Financial Statement.

Trading Activity

Trade exposures result from the Bank's activity as a market maker and from dynamic management of a portfolio of liquid financial assets. The authorizations for activities and the risk inherent in activities are measured, as relevant, in terms of the value at risk (VAR); theoretical loss under various scenarios, including extreme scenarios; sensitivity to risk factors; and volume of activity. Risk assessments as well as limit control of trading activity are carried out at least once daily. In addition to the specific authorizations for each activity separately, an overall authorization in terms of VAR was established for the Bank's trading activity, in the dealing rooms and the securities trading portfolio.

- Currency Exposure - Market Making and Trading

  Spot/forward desks in foreign currency and in shekels operate in each of the Bank's three dealing rooms. In the Tel Aviv dealing room there is also a desk for options in foreign currency and in shekels. Trading and market-making activity in currencies and options is conducted subject to various limits on risk and under an overall authorization for exposure in shekels/foreign currency. Currency exposure in respect of this activity is not included in the limit on the exposure of financial capital to foreign currency.

- Interest-Rate Exposure - Market Making and Trading

  The Bank's dealing rooms are also active in interest-rate trading exposures, under authorizations from the Board of Management and the Board of Directors, with the objective of maximizing the profit expectation while maintaining an approved, controlled level of risk.

  The dealing room in Tel Aviv manages a trading desk in shekel interest-rate instruments, a bond trading desk, and a desk for foreign-currency interest-rate exposures. The desks' activity is subject to risk-estimate limits and other restrictions. The Bank's activity as a market maker in Israeli government bonds is part of the activity of the interest-rate trading desk.

- Initiated Exposures in Proprietary Activity

  The Tel Aviv dealing room conducts activity in initiated exposures of the Bank on its own behalf. This activity combines exposure to several risk factors and is conducted subject to specific limitations.

- Bond Trading Portfolio

  Part of the portfolio of government bonds under the management of the Asset and Liability Management Division is classified as a portfolio for trading. The risk in this portfolio is measured using the VAR model, and is part of the overall authorization for trading activity in Israel.

Set out below are the main data for the reporting period:

VAR Estimates of Trading Activity

	December, 31, 2008	Average in 2008	Maximum in 2008	Minimum in 2008
	NIS millions			
Bond trading	**19.6**	9.4	21.8	2.0
Trading in the dealing rooms	**35.3**	38.5	72.8	17.7
Total trading	**54.9**	47.9		

Procedures for Exposure to Market and Liquidity Risks

In early 2009, the Board of Directors approved a document on exposures to market and liquidity risks, based on the work plan of the Global Treasury Area. The approved limits include a general limit for the overall risk estimate of the Bank, limits on the overall sensitivity of the Bank to risk factors, and risk limits in the various areas of trading activity, including the establishment of a risk limit for activity in foreign-currency interest rates. Utilization of the approved limits, as listed below, is subject to approval by the Global ALM Committee.

Set out below are the principal limits on exposures to market risks, overall for the Bank and separately for trading activity, as approved up to near the date of publication of the financial statements:

	Limit	NIS millions	% of active financial capital
Overall Bank	Overall risk estimate	**1,000**	
	Sensitivity to 1% change in interest-rate curve:		
	CPI-linked shekel	500	
	Unlinked shekel	620	
	Foreign currency	390	
	Linkage-base exposures by segment:		
	CPI-linked shekel		+/-100
	Foreign currency, including foreign-currency linked		+/-30
	Sensitivity to 3% change in shekel/dollar exchange rate	150	
Trade	Overall risk estimate (VAR)	250	
	Shekel/foreign-currency exposure		+/-10
	Sensitivity to 3% change in shekel/dollar exchange rate	60	
	Foreign-currency exposure / foreign-currency in trading and currencies	800	

Reporting

The Board of Directors and the Risk Management and Basel II Implementation Committee receive periodic reports on exposures, results, and execution of approved policy. These reports include:

- A review of topics discussed and reported in committees, including main resolutions.
- Exposures and risk levels utilized out of approved limits.
- Results of operations.
- Reporting events (losses, exceptions from procedures, exceptional events).
- Expansion of activities and authorizations for the various dealing rooms, in line with approved authorizations.
- Overview of risk at the Bank and banking subsidiaries.
- Quarterly summary of controls.
- Market risks in Group subsidiaries.

During 2008, periodic control reports were submitted to the Board of Directors of the Bank in which no material exceptions from procedures were noted.

The Bank is required to maintain a minimum capital ratio in respect of market risks on the basis of a standard model defined by the Bank of Israel. The regulatory rate of capital adequacy is calculated for interest-rate risks in the areas of trading alone, as defined above, and for currency and inflation risks at the Bank Group.

The capital required in this respect on December 31, 2008 was NIS 467 million, of which NIS 363 million were in respect of the Bank and financial subsidiaries managed by the Bank, and NIS 104 million were in respect of other subsidiaries.

Set out below are details of the required capital for market risks:

	Bank	Subsidiaries	Total required capital
	NIS millions		
Inflation and Exchange-rate risk	113	67	180
Interest-rate risk	198	37	235
Share risk	2	-	2
Option risk	50	-	50
Total	363	104	467

Operational Risks

Operational risk is defined as the risk of loss resulting from failed or faulty internal processes, human actions, system malfunctions, or external events. The definition includes legal risk, but does not include strategic risk or reputation risk.

Operational risk management policy is aimed at supporting the achievement of the Group's strategic objectives and maximizing business value, while taking into consideration the costs in terms of risk, by all responsible parties at all levels of the organization. The managerial process is oriented towards execution based on the designation of risk ownership. The goal is for communication and prudent treatment with regard to operational risks to contribute to managerial decision-making, based on considerations of business value versus cost in terms of risk, both on the level of the management of the organization and on the level of the various units.

The responsibility for routine management of operational risk and for activities aimed at mitigating this risk lies with the Area managers and the managers of subsidiaries in the Bank Group. These activities are overseen by the Operational Risk Management Department in the Risk Management Area. Routine activity is conducted at the Bank's units and in the Group by a network of operational risk controllers, based on the matrix management principle; controllers report organizationally to Area managers or CEOs of subsidiaries, and receive methodology guidance from the Operational Risk Management Department.

Operational risk management activity is supervised and directed by three forums:

- The Board of Directors' Committee on Risk Management and Control and Basel II Implementation;
- The Board of Management Committee on Risk Management and Basel II Implementation, headed by the CEO;
- The Sub-Committee on Operational Risk Management, headed by the Chief Risk Officer's Area.

The operational risk management policy was approved by the Board of Directors of the Bank. The policy document serves as a framework for operational risk management within the Group, in accordance with uniform principles and reporting duties, taking into consideration the Basel II guidelines.

- The Bank is preparing to implement the Basel II recommendations in stages, as part of the preparations for the Basel II Sound Practice principles, in line with the Bank's policy in this area. The Bank of Israel has issued a temporary order with regard to a working framework for measurement and capital adequacy, which addresses matters including the allocation of capital in respect of operational risks. In addition, the Bank of Israel has issued draft regulations on Sound Practices for Management and Supervision of Operational Risk and an internal control structure, in line with the recommendations of the Basel Committee. These documents serve as the basis for dialogue on this subject between the Supervisor of Banks and the banking sector, within designated committees.

The following projects are underway at the Bank as part of the preparations for the Basel II Sound Practices standards:

- Reduction of gaps between the requirements of the standard approach of Basel II and the existing situation in operational risk management. The gap report and the outline for closing the gaps were updated in 2008, as part of a comprehensive project underway at the Bank in preparation for the implementation of Basel II.
- Quarterly reports submitted to the Operational Risk Management Subcommittee, the Risk Management and Basel II Implementation Committee of the Board of Management, the Risk Management and Basel II Implementation Committee of the Board of Directors, and the plenum of the Board of Directors. These reports include updates concerning the preparations for implementation of the standard approach within the group, the work plan, the status of projects in progress, and information about operational events.
- Collection of information regarding actual operational damage incidents. The database for this purpose was set up in late 2002, and is designed to serve for the analysis of the incidents, trends, and patterns and for support of the mapping and assessment of the operational risks to which the Bank is exposed.
- Ongoing measures performed to identify, map, and assess operational risks and implement controls at the units of the Bank and the Group, including embezzlement and fraud risk mapping. This activity is conducted based on a uniform methodology that complies with the requirements of the Basel Committee and the directives of the Bank of Israel on this subject, including status updates on the implementation of the recommendations. The aim of these projects is to identify material risk areas, define risk ownership, assess the risks, and add controls if necessary, while applying cost-benefit considerations.
- An automated operational risk management system is gradually being implemented at the units of the Bank.
- In the area of information security, activity is being conducted as required under the directives of the Bank of Israel, the Protection of Privacy Law, and other laws, as relevant, with the aim of protecting the information-technology system and minimizing information-security risks.

The Supervisor of the Prohibition of Money Laundering and Prevention of Terrorism Financing

During 2008, the unit's activity focused on tight supervision of banking activities in accounts, with the aim of identifying activities that appear to be unusual and reporting such activities to the Israel Money Laundering Prohibition Authority. The quantity of proactive reports filed increased during the year compared with the previous year. The development and improvement of control systems and the system for reporting to the Israel Money Laundering Prohibition Authority continued. Upgrades were made to the system for scanning names against international alert lists of entities and individuals that pose a risk in relation to the prohibition on money laundering and the financing of terrorism. Training and implementation of legal directives continued, with an emphasis on international banking activity, accounts of foreign residents, and transactions with banks in the Palestinian Authority.

Routine training and implementation activities contribute to increasing knowledge on the subject of compliance and improving the quality of reports handled by the unit. The unit has completed the development of new tutorials on subjects related to the prohibition of money laundering and the prevention of terrorism financing, with adaptations for changing legal and business conditions. These tutorials are designed for all employees of the Bank.

As part of its initiatives to upgrade new control tools, a computerized system was launched at the Bank for reports of unusual activity.The system will improve and streamline monitoring and reporting of such activities. In addition, the Supervisor of the Prohibition of Money Laundering continues to monitor and control the activity of branches and subsidiaries abroad in all matters related to the prohibition of money laundering and the prevention of terrorism financing.
The unit actively participates in content management on the website for the Bank's Compliance Officers. The website provides employees with general and specific information on subjects related to compliance, originating in Israel and elsewhere; serves as a real-time help center; and is an important tool for the absorption of regulations, making use of lessons learned from events arising from banking activity.
As of January 1, 2009, the Bank terminated banking activity with banks and branches located in the Gaza Strip.

Activity of the Compliance Officer Unit

Proper Conduct of Banking Business Directive No. 308 represents an important phase in adherence to and compliance with consumer-protection directives relevant to the Bank's operations, in regard to the relationship between the Bank and its customers.
The appointment and activity of a Compliance Officer are required under the general framework of risk management in a banking corporation.The Compliance Officer's role involves assisting the Board of Management and the Board of Directors in fulfilling requirements in these areas, reducing the corporation's exposure to legal claims, and protecting the corporation's reputation.
The Compliance Officer Unit monitors gaps and violations (if any) in the area of consumer-protection directives. In addition, changes in legislation and in the directives of the Bank of Israel are monitored, as they pertain to consumer-protection directives.
Main activities during 2008:
Work sessions were held with professional units supporting the execution of the compliance plan.
In the area of training and implementation of consumer-protection directives, visits were made to branches and regional managements in order to conduct explanatory activities and raise awareness of the importance of this subject.The unit continues to monitor the process of absorption of consumer-protection directives through tutorials prepared by the Compliance Officer Unit.
Seminars were held for Compliance Officers. In addition, branch Compliance Officers performed control processes in areas related to consumer-protection directives, focusing on improving data on accounts opened for non-residents and improving data on encoded accounts.
A new infrastructure survey was prepared, as required once every five years under Proper Conduct of Banking Business Directive 308.
The unit is coordinating a project in the area of training and authorizations for opening accounts, so that all employees who handle account opening will have the appropriate training.
A new tutorial was prepared this year on the subject of confidentiality in banking, to be distributed to employees during 2009.
After receiving data from knowledge mapping in the area of consumer-protection directives, which was carried out at the beginning of the year, the Compliance Officer Unit, in cooperation with the Poalim Campus, is currently preparing to produce training solutions in this area.The unit also carried out additional knowledge mapping in areas related to consumer-protection directives.
During the year, the unit began gradual implementation of a process of extracting lessons learned within the organization.

In the area of computerization, the unit continues to operate and improve two systems:

1. The Consumer Protection Directives Compliance Control System, which is used to transmit deficiencies identified in relation to consumer-protection directives directly to branch Compliance Officers' desktops.
2. The Infrastructure Survey System, designed to ensure that the Bank is prepared to implement and fulfill its duties, as derived from consumer-protection directives, in the prevention of exposures and in the resolution of gaps and risk areas, in accordance with Proper Conduct of Banking Business Directive 308. The system's interface is currently being improved and made more user-friendly.

The Compliance Officers' website and forum are a significant aid to the routine activity of Compliance Officers and to increasing their knowledge and professional expertise. The website is used by all employees of the Bank. The site contains professional content, which is updated continually, and serves as an efficient tool for the benefit of all members of this community.

Regulatory Risk

Changes in legislation as well as various regulatory developments, which result, among other things, in the imposition of limits on holdings of shares of the Bank and on holdings by the Bank in shares of entities related to the Bank, influence the Bank's operations and may influence its business results.

As a "bank" and as a "banking corporation," the Bank's activities are guided and bound by a system of laws, orders, and regulations, including, among others, the Banking Ordinance, 1941; the Bank of Israel Law, 5714-1954; the Banking (Licensing) Law, 5741-1981; and the Banking (Service to Customers) Law, 5741-1981; as well as other laws with implications for its activity, such as the Securities Law, 5728-1968; the Supervision of Financial Services (Profession of Pension Advising) Law, 5765-2005; the Regulation of Engaging in Pension Advising, Pension Marketing, and Investment Portfolio Management Law, 5755-1995; and regulations and rules including the rules of the Governor of the Bank of Israel, and the directives, guidelines, and position statements of the Supervisor of Banks.

Banking laws include directives that apply to numerous areas of the Bank's activity, to the point that there is no area, or almost no area, of its activity that is not influenced by them to some degree. Banking laws also influence the Bank's subsidiaries, including those not considered "banking corporations," and to a lesser extent, companies related to the Bank.

Under the banking laws, the Bank is subject to supervision by the Bank of Israel, and in particular, supervision by the Governor of the Bank of Israel and by the Supervisor of Banks. In addition, the Bank is subject to supervision by agencies within government ministries, particularly the Ministry of Finance.

Banking laws refer to the Bank's capital and to the manner of its management, including the imposition of external and internal auditing and internal controls; they also determine the areas of activity in which the Bank is permitted to engage, and the other legal entities in which the Bank is permitted to hold control or to hold means of control at specified rates; and they restrict the extent of the Bank's influence on controlled, related, and other companies in which it holds means of control.

These laws restrict the Bank's freedom of investment, particularly in "non-financial corporations," as defined in the Banking (Licensing) Law. The banking laws impose certain usages of assets on the Bank, and they impose restrictions and conditions for other usages of its assets.

Competition Risk

The Bank is exposed to competition in Israel, in all areas of banking business in which it is engaged. The Bank also faces additional competitors in Israel and abroad, which offer alternative financial tools to those offered by the Bank.

Legal Risk

According to the Bank of Israel's definition, legal risk is "the risk of a loss due to the inability to enforce an agreement by legal actions."

Risks of this kind in the Bank's work may arise from a wide range of diverse circumstances. Thus, for example, risks may arise from the absence of written documentation of contractual engagements between the Bank and its customers, or between the Bank and its suppliers or others, deficient signatures, and/or a lack of details in written agreements; from improperly phrased agreements and/or agreements open to interpretation that does not reflect the Bank's intentions; or from agreements that are subject to cancellation (in full or in part) and/or that include unenforceable provisions or other legal flaws.

The Bank takes a broad approach to legal risks, encompassing risks arising from primary and secondary legislative directives, regulatory directives, rulings of courts, tribunals, and other entities with quasi-judicial authority, risks arising from activity not backed by legal counsel or from flawed legal counsel, and risks arising from legal proceedings.

Legal risks are naturally intertwined with operational risks, as for example in the case of the possible absence of a full, written, legally signed agreement in a particular transaction, despite the fact that an agreement of the same type exists at the Bank and is used in the ordinary course of its business.

Legal handling of these issues emphasizes the following points:

- Identifying and addressing areas of material legal risk, with the appointment of an officer responsible for implementing the directives.
- Preparing suitable agreements, guidelines, and procedures in order to ensure that risk-prevention measures are implemented.
- Examining the implications of legislative directives (including court rulings) and directives of government agencies, and their consequences for the Bank's work.
- Drawing conclusions from legislative changes (including court rulings) and applying those conclusions in the legal documents customarily used at the Bank; delivering opinions on such matters to the relevant Bank units.
- With regard to subsidiaries in Israel and abroad, the plan delineates a general risk-management policy which each subsidiary must adapt to its circumstances and operations; mechanisms for reporting to the Chief Legal Advisor are also required of these subsidiaries.

Taxation Status

A. Tax Laws Applicable to Group Companies

Reform in the Israeli Taxation System

The provisions of the Income Tax Ordinance Amendment (No. 132) Law, 5762-2003 took effect in 2003. The provisions of Tax Ordinance Amendment (No. 147) Law, 5765-2005 took effect in 2005. These amendments (hereinafter: the "Reform Laws") provide the basis for a comprehensive reform in certain areas of the taxation system in Israel.

The inception of these laws is expected to lead to a gradual reduction in the Bank's tax liability. The Reform Laws set forth a gradual reduction of the corporate tax rate, to 25%, according to the following trajectory: 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009, and 25% from 2010 onwards. For a certain part of the Bank's income from profits to which capital gains tax applies, a reduced tax rate of 25% will apply to capital gains accrued starting January 1, 2003. The reduced tax rate will apply only to the component of profit accrued after the inception of the laws, which will be calculated according to the provisions of the laws. The Reform Laws further stipulate that capital losses carried forward for tax purposes may be offset against capital gains, with no time limit.

Value Added Tax Law, 5736-1975

The Value Added Tax Law levies a payroll tax and profit tax on financial institutions. Profits are defined as taxable income, as in the meaning of this term in the Income Tax Ordinance, before offsetting losses from previous tax years, for the tax year in which the income is received, and before deducting payroll tax, excluding income from dividends received from a financial institution, and including income from interest or dividends or the sale or redemption of a unit or profit distribution to a unit owner for which an exemption from income tax has been granted under any law.

On July 1, 2006, the Value Added Tax Order (Taxation Rate of Non-Profit Organizations and Financial Institutions), 5753-1992, was amended to state that the rate of payroll and profit tax to be paid for the activity in Israel of a financial institution would be 15.5% of the wages paid and the profit generated. A tax rate of 17% applied until June 30, 2006.

On February 26, 2008, the Knesset approved amendments to the Value Added Tax Law, as follows:

- Payroll tax paid by a banking corporation will be recognized as an expense for the purposes of profit tax. It was stipulated that in 2008, only half of the payroll tax paid would be recognized as an expense in the aforesaid manner.
- National Insurance fees paid by a banking corporation will be charged with payroll tax. It was stipulated that in 2008, only half of the National Insurance fees would be charged with payroll tax.

Expenses decreased by a total of approximately NIS 36 million in 2008 as a result of the changes in the Value Added Tax Law, including the effects of these changes on reserves for deferred taxes.

Combined Tax Rates

The provision for taxes on income of banking corporations includes, in addition to income tax under the Income Tax Ordinance, a profit tax under the Value Added Tax Law, as explained above. Accordingly, the combined tax rates applicable to the Bank are as follows:

Year	Profit tax rate	Income tax rate	Combined tax rate
2007	15.5%	29.0%	38.53%
2008	15.5%	27.0%	36.8%
2009	15.5%	26.0%	35.93%
2010	15.5%	25.0%	35.06%

Income Tax (Adjustments for Inflation) Law, 5745-1985

In addition to the provisions of the Income Tax Ordinance and the accompanying regulations, the provisions of the Income Tax (Adjustments for Inflation) Law, 5745-1985 also apply to the Bank. This law is implemented in accordance with the Bank's activity as a financial institution.

On February 26, 2008, the Knesset approved changes to the Income Tax (Adjustments for Inflation) Law, 5745-1985, as a result of the decrease in the rate of inflation in Israel in recent years. The law mainly states that the effects of changes in the consumer price index as of January 1, 2008 will not be included in the calculation of taxable income for income-tax purposes. As a result, the Bank's results of operations decreased by a total of approximately NIS 160 million in the accounting year in comparison to its results of operations prior to the rescission of the law.

Specific Provision for Doubtful Debts

In accordance with agreements between the Bank and the Assessment Officer, rules were established with regard to the manner of recognition of specific provisions for doubtful debts for tax purposes, including the treatment of cancelled provisions.

B. Consolidated Companies Outside Israel

Set out below are the effective tax rates applicable to the principal subsidiaries abroad for 2008:

United States:	37.0%
Switzerland:	21.5%
United Kingdom:	28.5%
Turkey:	20.2%

Consolidated companies incorporated outside Israel are taxed according to the tax laws in the countries in which they are located.

On May 13, 1986, an agreement was signed between the Bank and the Assessment Officer for Large Enterprises (hereinafter the "AOLE"), regulating tax payments in Israel in respect of profits of the Bank's subsidiaries abroad. Under the terms of the agreement, as of 1978, the Bank's share of the profits of its subsidiaries abroad is included in the Bank's tax assessment. The agreement stipulates that this does not indicate that these companies are liable for taxes in Israel or that the laws of the State of Israel apply to them, and that the agreement does not create a precedent. The agreement signed was in effect until 1988. However, based on an understanding between the Bank and the AOLE, the agreement remains in effect until either of the parties gives notification of its cancellation.

C. Additional Information

For additional data concerning the provision for taxes in the Bank Group, final tax assessments, losses accrued for tax purposes, and the difference between statutory tax rates and effective tax rates, see Note 29 to the financial statements.

Human Resources

Human Resources Strategy

The strategic philosophy is based on the ongoing human-resources activity carried out at the Bank over the years, according to the Bank's strategy, the business needs derived from it, and trends in the area of human resources. Accordingly, the Human Resources Area has set itself this mission: "To serve as a strategic partner supporting the achievement of the Bank's business objectives, with an emphasis on human-resource development and maximization of potential, while continually striving for excellence and utilizing resources prudently and effectively."

The strategic plan formulated is based on four main areas of activity:

- **Human resources planning -** Formulating and implementing plans and mechanisms aimed at adjusting manpower needs to the needs of Bank units in terms of mix, quantity, and cost.
- **Building and cultivating professional core competencies -** Matching the professional abilities of Bank employees to the needs of the Bank's strategic plan, as a key element to its fulfillment.
- **Excellence in management -** Cultivating and developing the managerial capabilities of Bank employees, as an essential condition in order to succeed in attaining business objectives in the long term.
- **Organizational culture and climate -** Adapting the organizational culture to the changes occurring in the organization by improving the fit between all activities in this area and by improving intra-organizational communications.

Concurrently, investments in infrastructures and processes continue, while continually working to improve service and customer relations.

Human Resources Planning

Total Employee Positions at the Bank Group

The total number of employee positions at the Bank Group includes Bank employees, external personnel, employees of subsidiaries who are not employees of the Bank, and local employees abroad. The total number of positions at the Bank Group reached 13,581 at the end of 2008, compared with 14,391 at the end of 2007, a decrease of 810 positions. The decrease mainly resulted from the reduction of 836 positions at subsidiaries in Israel, along with an increase of 27 positions at subsidiaries abroad. Most of the decrease was due to a reduction of 948 positions as a result of the sale of Bank Yahav, Bank Massad, and Gmulot. This decrease was offset by an increase of 129 positions at Isracard, as a result of its entry into new fields of activity, and by an increase of 13 positions at subsidiaries abroad (mainly the Bank Pozitif Group and Bank Hapoalim Jersey).

The number of positions at the Bank's branches abroad decreased by 56, as a result of streamlining measures, mainly at the New York branch. In Israel, the number of positions at the Bank increased by 55, mainly as a result of an increase of 456 temporary positions in order to comply with the strategic plans of the Bank and its divisions in areas requiring professional specialization, such as advisor training and credit experts, On the other hand, a decrease of 401 positions occurred as part of the retirement plan (a total of 407 positions, together with additional companies in the Bank Group).

Set out below are data regarding the number of employees of the Bank Group, in terms of positions(1):

	2008		2007	
	Annual average	Year-end balance	Annual average	Year-end balance
The Bank:				
In Israel	**10,557**	**10,727**	10,433	10,672
Abroad	**409**	**368**	427	424
Bank total	**10,966**	**11,095**	10,860	11,096
Subsidiaries:				
In Israel	**1,919**	**1,562**	2,250	2,398
Abroad	**999**	**924**	542	897
Subsidiaries total	**2,918**	**2,486**	2,792	3,295
Bank Group total	**13,884**	**13,581**	13,652	14,391

(1) The number of positions also includes equivalents of overtime costs in terms of positions, plus positions of external personnel who are not Bank employees but provide work services to the Bank as required for the adjustment of manpower needs in the course of routine operations and for the introduction of projects, less positions of employees whose wages are capitalized as fixed assets.

Remuneration and Wages

Set out below are details of salary costs at the Bank (in NIS thousands)*:

	2008	2007	2006
Cost per employee post, excluding bonuses**	**339**	302	301
Cost per employee post, including bonuses**	**336**	343	360
Salary*** per employee post, excluding bonuses**	**193**	196	196
Salary*** per employee post, including bonuses**	**190**	235	252

* Salary costs also include the costs of external personnel, as noted in Note (1) above, less the salary costs of employees capitalized as fixed assets, and excluding voluntary-retirement costs in the amount of NIS 345 million in 2008 and NIS 244 million in 2007. The increase in cost per employee in 2008 mainly resulted from the effects of losses in severance compensation funds, compared with profits in 2007.

** Bonuses - bonus, phantom, and options.

*** Salary - calculated according to gross salary as paid to the employee.

Employment Terms

In October 2007, understandings were reached between the Board of Management of the Bank and the Employees' Union of the Bank with regard to the terms of employment of employees. These understandings are intended to cover all remuneration of employees for the period from 2005 to 2012.

In accordance with the understandings, the Bank paid its employees a one-time bonus in the amount of one monthly salary on November 1, 2007. Another bonus in the amount of one monthly salary was paid to employees on January 1, 2009. Employees' combined salaries grew by 3.5% as of January 1, 2008, and will grow by an additional 2.5% as of January 1, 2010. As part of the understandings, the agreements reached between the Board of Management of the Bank and the Employees' Union in March 2004 with regard to the option plan for Bank employees, the manner and extent of ranking, the pace of promotions, the seniority mechanism, and the annual bonus will be extended and will remain in effect until the end of 2012. Option allocation to employees in the three years from 2010 to 2012 will require approval by the Board of Directors of the Bank.

Recently, discussions are being held between the Bank's Management and the Employees' Union with regard to implications for the employees of the Bank, with regard to the various initiatives being carried out in the Bank, especially in the Retail Area.

Reduction of Wages of Senior Executives

In light of the severe economic crisis, the Chairman of the Board of Directors, the members of the Board of Directors, and the CEO reached a decision to waive 10% of the compensation and wages paid to them by the Bank in 2009. The members of the Board of Management of the Bank decided to waive 7.5% of their wages for the year, and additional senior employees working under personal contracts also waived 5% of their wages.

Remuneration

The Bank's policy is to link the Bank's performance to the remuneration of its employees, in accordance with the agreement with the Employees' Union of the Bank. Wage and remuneration systems are based on congruence between the level of remuneration and the employee's role and contribution to the organization. An annual remuneration, or bonus, is paid to employees for years in which return on equity is 8.5% or higher. This bonus is differential according to the components of the position, the employee's performance, and an annual evaluation.

Voluntary Retirement Program

In March 2008, the Bank's Board of Directors decided to offer employees a voluntary-retirement program at a cost of NIS 250 million. The expense for the program was included in the financial statements for 2007. The Board of Directors of the Bank decided to offer another voluntary-retirement program in May 2008, at a total cost of NIS 345 million. 407 employees retired from the Bank under this voluntary-retirement program in 2008.

Human Resource Characteristics

The average seniority of the Bank's employees was 16.21 years in 2008, compared with 17.1 years in 2007. The average age of employees was 41.5, compared with 42.1 in 2007. The decrease in the average age and average seniority of Bank employees resulted from the hiring of approximately 900 manpower-agency workers as employees of the Bank and from the retirement of more senior employees within the voluntary-retirement program, among other factors. 65% of the Bank's employees are women, compared with 64.2% in 2007. In the Bank's senior management (department heads at the Head Office, branch managers, and above), the percentage of women increased from 29% in 2006 to 32% in 2008.


50%
40%
30%
20%
10%
99 00 01 02 03 04 05 06 07 08

Percentage of Employees with Academic degrees

Improving the Quality of Employees

The trend of improvement in employee quality continued in 2008. The improvement was reflected by the continued cultivation of a culture of learning among the Bank's employees, by the hiring of employees holding academic degrees, and by large-scale investment in professional and managerial training, including through the Poalim Campus and within it the School of Management and Leadership. The number of days of study on the Campus during the year was 72, in 600 class-cycles.

The percentage of Bank employees holding academic degrees rose by an additional 1.0% in 2008. The increase resulted from the hiring of new degree-holding employees attending the Bank's credit-management training and advisor training courses, direct hiring of degree-holding employees for designated positions, and Bank employees completing academic studies.

Over the past ten years, the Bank has recorded a consistent increase in the ratio of its employees holding academic degrees, from 28.1% in 1998 to 50% in 2008.

Hiring of External Personnel

Since the inception of the External Manpower Employment Law in October 2008, over 900 workers formerly employed through manpower agencies were successfully hired as employees of the Bank. The employees were hired through the customary procedure at the Bank, with the status of temporary employees in the first stage; in the second stage, based on their skills and according to the Bank's needs, they may obtain the status of permanent employees. The change in these workers' employment status from employees of manpower agencies to employees of the Bank is also reflected in an improvement in their terms of employment, following an agreement signed between the Board of Management of the Bank and the Employees' Union of the Bank. The Bank accords importance to leading the trend of absorbing manpower-agency workers in the banking system and in the economy as a whole, and views this as a move of strategic importance in building the infrastructure of labor relations at the Bank for the long term.

Building and Cultivating Professional Core Competencies

Poalim Campus

As part of the Campus concept for 2008 and its connection to the Bank's business, new courses were offered to support the Bank's strategic plan:

1. Courses designed to train employees for their positions, according to departments (personal, private, or business).
2. Position-specific courses in line with general organizational changes, such as credit training, Poalim Express, and the Central Back Office.

Cadet Course

A unique course, the first of its type at the Bank, was offered in 2008 in response to the needs of the International Area in establishing a reserve of selected employees with potential to serve in various positions overseas. The content of the course included a range of practical subjects aimed at clarifying the essence of the work at the Bank's overseas offices. The course was attended by selected employees from various units of the Bank. Course graduates are designated to become part of the International Area, around the world, according to business needs.

Technology Infrastructures

E.R.P.

The E.R.P. system serves as a strategic technological infrastructure for human-resource management at the Bank in the coming years. In 2007 and 2008, infrastructure business processes in human resources were delineated in four modules: the organizational structure module; the employee file module; the attendance module; and the training module. The system was implemented at the Bank in early 2009, and will replace dozens of existing computerized systems. In the second stage of the project, advanced human resources processes will be implemented, including hiring, planning, a service center, performance evaluations, remuneration, and more.

E-Learning

The E-Learning computerized learning system has been implemented at Bank Hapoalim in order to address the continually evolving needs of the Bank. The remote learning methodology takes advantage of information and communication systems to create a learning experience with simultaneous exposure to wide audiences, the possibility of immediate updates, and maximum availability to learners, while saving costs. The system contains 90 independent-learning tutorials. Approximately 30,000 hours of study were performed in 2008.

Excellence in Management

Executive Training and Development

The School of Management and Leadership at the Poalim Campus serves as a base for the building and operation of development tracks for Bank executives, in order to empower and cultivate a core group of managers, in line with the Bank's strategic goals, objectives, and values.

A range of executive development programs were operated during 2008, in which over 400 executives received training, in accordance with the multi-year plan established for the school at its foundation in 2006.

A process was completed in 2008 within which each employee entering a managerial position at the Bank for the first time receives executive training in specific courses. Concurrently, emphasis was placed on development of the senior rank of executives at the Bank through a senior management reserves program, and on work with all Division managers in the areas of leadership and strategy.

Senior Employee Feedback

A structured process for feedback for senior employees was put into place this year for the first time. The feedback will serve as the basis for defining personal objectives and setting the amount of annual bonuses. This move is aimed at the assimilation of a uniform language and process for all of the senior rank of executives, while maintaining high flexibility in defining content. The process was developed in light of the management philosophy of the Bank, which emphasizes competitive added value over the long term.

Organizational Culture and Climate

Organizational Climate Survey

A computerized survey was conducted in November 2008. 56% of total employees of the Bank responded, a relatively high participation rate, similar to the rate in the 2005 survey. Over 6,000 employees took advantage of this opportunity to express anonymous but open and genuine opinions, and show the Bank's management their perceptions of the organizational climate at the Bank. This outcome grants the findings added validity and constitutes an expression of confidence, partnership, and involvement by the Bank's employees. The results were found to be homogenous across divisions and regions/areas, indicating that employees of the Bank in all units share a common organizational culture and values.

The survey indicates relatively high general satisfaction, with a significant improvement compared to the previous survey. 73% of employees expressed high general satisfaction with their work at the Bank (versus 64% in 2005), 21% expressed medium satisfaction (26% in 2005), and 6% were dissatisfied (10% in 2005).

Intra-Organizational Communication

The Board of Management of the Bank strives to encourage the values of openness and transparency, while sharing information with employees and strengthening ties between headquarters and operations on the ground, and between management and employees.

The Intra-Organizational Communications Unit works to communicate subjects on the organizational agenda, create a uniform framework for messages, aim for correct use of existing communication channels, and development and formalize bi-directional communication channels and organization-wide channels. In addition, communication plans for key processes are implemented on an ongoing basis, to support systemic changes and strengthen identification with the organization.

Cultivating Excellence

The cultivation of excellence as a core value at the Bank is expressed through esteem and appreciation accorded to outstanding employees. The Bank has developed and adopted an advanced system for evaluating employee performance, which is used as a key tool in employee development and in the continual effort to improve performance, and as a basis for decisions regarding employee remuneration and promotion.

Poalim in the Community - Social Involvement and Contribution to the Community

Strategy and Vision

As part of the Bank Hapoalim Group's vision, strategy, and corporate values, the Bank is committed to an active, leading role in the community, alongside its business leadership and economic initiatives. This involvement, implemented through "Poalim for the Community," is part of an advanced managerial concept stating that an organization that operates within the community, and draws both its employees and customers from it, is an integral part of that community, and as a business leader, should strengthen the community and take a leading role in the advancement and improvement of conditions for all members of the community, especially those who are underprivileged.

In the spirit of this business philosophy, the Bank conducts a varied and extensive range of community-oriented activities that take the form of social involvement, monetary donations, and large-scale volunteer activities in which both members of management and employees participate. Activity on behalf of the community is an important factor in cultivating employees' sense of pride and cohesion.

Ongoing Activities

All of the Bank's community-oriented activity is organized under the "Poalim for the Community" framework (hereinafter: "Poalim for the Community"); part of the activity is conducted through the "Poalim for the Community Foundation (Registered Non-Profit Organization)" (hereinafter: "Poalim for the Community Foundation"), and the rest is conducted through other channels, described below.

"Poalim for the Community" devotes special attention to work with children and adolescents, with the aim of advancing the generation of the future. However, the activity of "Poalim for the Community" is extensive and varied, and includes other target audiences as well.

Through the areas of activity described below, and through the various projects promoted by the Bank Group, the Group's involvement in the community in 2008 was expressed in a financial contribution of approximately NIS 42.7 million.

Details of the various channels and projects follow.

"Poalim Volunteers" employee volunteer project - Several Bank units collaborate on this project, aimed at assisting employees interested in volunteering for community activities. The Bank units involved are the Human Resources Logistics and Procurement Area, the Employees' Union, the Head of Community Relations, regional managements in the Retail Banking Area, and the "Matan" Foundation. Within this collaboration, employees are offered a wide variety of volunteering possibilities, for groups, branches, or individuals. Other Bank employees also volunteer individually with the Bank's assistance.

"Poalim for the Community" Foundation - Monetary donations to the numerous organizations supported by the Bank Group are made via the "Poalim for the Community" Foundation. Donations are given to organizations that fulfill the criteria defined under the Foundation's donation policy.

In 2008, as in previous years, the "Poalim for the Community" Foundation contributed to a large number of causes, including assistance for children and youth, strengthening disadvantaged population groups, and support for educational, culture, welfare, health-care, and science institutions. Through the Foundation, the Bank contributes to higher-education institutions, to scholarships for university students and underprivileged schoolchildren, and to the creation of educational initiatives and enrichment programs for children and youth, as well as for children who are hospitalized and need special assistance in order to progress in their studies.

The "Poalim for the Community" Foundation contributes to the advancement of culture and the arts, and makes donations to various activities throughout Israel, focusing on enrichment programs for children and youth via innovative educational projects. The Foundation helps to run workshops in Jewish and Arab schools throughout Israel in order to promote understanding and coexistence among the peoples and encourage tolerance and democracy.
Another important area in which the "Poalim for the Community" Foundation is a regular donor is health care. The "Poalim for the Community" Foundation supports several medical centers, with donations intended mainly to improve conditions of patients' treatment and hospitalization.
The Foundation also promotes projects aimed at integrating persons with disabilities into community life. In addition, the Foundation contributes to organizations that help realize wishes of children suffering from cancer.

"Read & Succeed" community project - "Poalim for the Community" is committed to changing the reading habits of Israeli children and youth. In addition to its ongoing community activities, the Foundation decided in 2004 to initiate a focused effort to bring about fundamental changes in the reading habits of Israeli children and youth. The project continued in 2005-2008. The aim of the project is to raise public awareness of the encouragement of reading. The project includes a public informational campaign, distribution of books, funding of story hours throughout Israel, activities during National Book Week, and collaboration with the Children's TV Channel and other media.

Community-oriented sponsorships - "Poalim for the Community" is involved in various community activities through community-oriented sponsorships, primarily encouraging excellence in sports, funding cultural events, and assisting health-care institutions.

Donations of computers and accompanying equipment - The Bank is aware of the paramount importance of investments in technological education for children and youth, and accordingly donates computers and other accompanying equipment each year. In 2008, the Bank donated 1,100 computer systems as well as additional accompanying equipment.

"Poalim for Culture and Nature in Israel" - The Bank believes that closeness to our heritage and culture is of the utmost importance, and has therefore resolved to make it possible for parents and children throughout Israel to travel during holidays and enjoy a variety of sites all over the country, without causing a heavy financial burden for the families. During Passover 2005, the Bank launched a special project in which all Israelis were invited to visit sites throughout Israel free of charge during Chol Hamoed (the holiday week). This project has become a yearly tradition, and continued during Passover in April 2008.

Support for culture and arts - Each year, the Bank contributes to the promotion of culture and the arts through donations and sponsorships; for example, the Bank provides support to museums throughout Israel. Likewise, the Bank accompanies and supports several internationally recognized cultural institutions committed to leadership and excellence in their field, through multi-year agreements: the Bank supports the activity of the Batsheva Dance Company through three-year scholarships for dancers, and supports the Israel Philharmonic Orchestra and the Cameri Theater under five-year agreements. The Bank also holds art exhibits at its Head Office building, with revenues devoted to the various foundations that participate in this initiative.

"From Three to Five" Project - Bank Hapoalim is working with the Israel Technion Society and the ORT organization to help students from lower socio-economic backgrounds improve their academic achievements in mathematics. The aim is to increase the number of applicants for the five credit points matriculation exam in mathematics by about 5%. The Bank's involvement enabled 2,000 students from 22 towns to participate in the project during the current academic year.

"Matan - Your Way to Give" (hereinafter: "Matan") **-** Since 1999, the Bank has engaged in activity on behalf of the community in cooperation with the "Matan - Your Way to Give" Foundation. Through the "Matan Campaign," employees engaged in volunteer work gain awareness of community needs and the importance of giving, and bring this message to their colleagues. The model is based on partnership between management and employees in the workplace. All donations to "Matan" by employees and management are intended for a wide variety of community causes, aimed at supporting and strengthening disadvantaged groups in society. Donations are distributed in a special procedure that involves an examination of needs and effectiveness. Bank employees participate as volunteers on the "Matan" fund-designation committee, which decides on the distribution of the funds in the community, and as "Matan Observers," assisting in the monitoring process of use of the funds donated. "Matan" is committed to transferring donations to organizations or community causes chosen by the employees.

Sustainability and Corporate Social Responsibility

The Bank Hapoalim Report on Sustainability and Corporate Social Responsibility for 2007 was issued in December 2008. The report reflects our deep environmental, societal, and community commitment, alongside our aspiration to financial and professional excellence. We derive a duty from this commitment to conduct our business in a manner reflecting our responsibility towards our various interested parties: shareholders, employees, customers, the environment, the community, suppliers, and the general public, and to contribute to the preservation of the planet Earth.

The report reflects the implementation of an in-depth program, the first stage of which was a detailed gap analysis referring to about 400 leading indicators and parameters in the field of corporate social responsibility (CSR), which are also used by the world's top business organizations. The diagnostic process examined the Bank's position relative to these indicators and parameters, and a work plan was constructed accordingly, encompassing long-term activities of the Bank alongside new plans.

The report published by the Bank is the first of its type and is presented in addition to the financial statements with the aim of providing a more complete view of the effects of the Bank's operations, in the economic, social, and environmental dimensions. The report contains a detailed, comprehensive review of the Bank's philosophy and vision in the area of sustainability and CSR, and of the actions being taken as part of an organized, organization-wide program on all levels of activity. We are proud to note that this is the first report in Israel to be rated by the Global Reporting Initiative (GRI) at the highest grade of A+ for its first issue.

The Bank is now preparing the 2008 report, while continuing to develop the wide range of activities and initiatives in the field of sustainability and social and environmental responsibility.

A further expression of the high importance accorded by Bank Hapoalim to the cultivation of a business culture ensuring sustainability and CSR is CEO Zvi Ziv's service as chairman of Maala, since September 2007. Maala is a professional organization representing the leading companies in Israel that aim to fully integrate the entire range of aspects of sustainability and CSR with their business conduct.

Additional Matters

Accounting Policies on Critical Matters and Critical Accounting Estimates

The financial statements of the Bank are prepared in conformity with Generally Accepted Accounting Principles, the main points of which are outlined in Note 2 to the Financial Statements. In implementing the Generally Accepted Accounting Principles, when preparing the financial statements, the Board of Management of the Bank uses assumptions, estimates, and evaluations that affect the reported amounts of assets and liabilities (including contingent liabilities), and the results reported by the Bank. All estimates, assumptions, and evaluations are, by essence, forward-looking information. Actual future results may differ from estimates and evaluations made when preparing the financial statements.

Some of these estimates and evaluations involve a considerable degree of uncertainty, and can be affected by possible future changes. Such estimates and evaluations in which changes may have a material effect on the financial results presented in the financial statements are considered by the Bank, in all matters connected with accounting policy, as estimates and evaluations on "critical" matters.

The Bank's Board of Management is of the opinion that the estimates and evaluations used during the preparation of the financial statements are fair, and were made to the best of its knowledge and professional judgment, as of the date of preparation of the financial statements.

Provision for Doubtful Debts

The provision for doubtful debts is determined on a specific basis, and in addition a general provision and a supplementary provision are included, in accordance with directives of the Supervisor of Banks.

The specific provision for doubtful debts is made on the basis of the Board of Management's estimate of the losses inherent in the credit portfolio, including debts in off-balance sheet items. The Board of Management bases the evaluation process on numerous considerations and estimates.

For all borrowers in the various banking sectors for which indications exist of a possible problem in their ability to repay credit granted, the Bank prepares an estimate of the amount that can be collected from the borrower, according to the relevant sources of repayment, which include sources of repayment from the borrower's business activities, sources of repayment from the borrower's private resources, the expected realizable value of collateral provided to the Bank, and the expected proceeds from the realization of external guarantees which were given to support repayment of the credit.

After calculating the amount that can be collected, a specific provision for doubtful debts is recorded, in every reporting period, representing the difference between the amount of credit given to the borrower and the total amount that can be collected. After determining the amount that can be collected, the Bank considers whether to accrue financing income for this amount, or to freeze the recording of such income until the actual time of collection.

The amount that can be collected is determined based on various parameters, which include expected cash flows from the borrower's business activities; the realizable value of real-estate assets, production equipment, and other of the borrower's assets; the realizable value of third-party guarantees; etc. This information, which is based on estimates and evaluations, is naturally dependent upon economic variables that are not under the Bank's control, such as the condition of the Israeli economy and global markets, markets for companies' operations and products, interest rates, conditions in the capital market, prices of real estate and other assets and demand in this industry in Israel and worldwide, the state of tourism in Israel and worldwide, etc.

In determining the amount that can be collected, safety margins are taken into account for cases of uncertainty regarding the ability to repay the debt. However, as economic variables are involved, there is no certainty that the amount that can be collected will not be lower than estimated in the case of a change for the worse in the economic parameters, or due to any other cause.
For borrowers in the housing finance sector, a specific provision is also calculated, in accordance with the directives of the Supervisor of Banks, taking into account the amount in arrears, so that the rate of the provision out of total credit increases as the amount in arrears increases.
The supplementary provision for doubtful debts is based on the quality of the customer indebtedness portfolio, according to risk characteristics, as defined in the directives of the Supervisor of Banks. The Supervisor of Bank's directives stipulate different provision rates for each risk characteristic. Risk characteristics include debts classified as problematic according to the classification categories defined by the Supervisor of Banks, an absence of financial information about the borrower, credits to persons related to the Bank, the concentration of credit according to economic sector, and credit to a borrower or group of borrowers in excess of the restrictions that apply to the indebtedness of a "sole borrower."
Given that some of the components of the supplementary provision, and especially the provision for problematic debts, are dependent upon the classification of the debt as problematic and the timing of its classification, when determining the amount of the supplementary provision the Bank also relies on the same evaluations of the financial stability and estimated repayment ability of the borrower which were used to determine the need to classify the debt as problematic and the timing of the classification.

Fair Value of Financial Instruments

Some of the financial instruments in which the Bank conducts activity, including most of the securities in the available-for-sale portfolio, securities in the held-for-trading portfolio, and financial derivatives, are measured in the balance sheet and/or in the statement of profit and loss at their fair value. The fair value of a financial instrument is defined as the amount at which the asset could be bought or sold (to take on or redeem a liability) in a transaction in the ordinary course of business between willing parties, i.e. in a transaction where the sale is not forced or made during liquidation. Market prices quoted in the active markets are the best evidence of fair value. If there is no quoted market price, an estimate of fair value must take into account the prices of similar assets or liabilities and the results of valuation methods.
The fair value of financial instruments in which the Bank conducts activity is determined based on market prices quoted in active markets. In cases of financial instruments for which quoted prices in active markets are not available, fair value is determined based on a system purchased or developed by the Bank, or based on estimates obtained from experts in the valuation of financial instruments. The systems purchased or developed by the Bank include the use of various parameters, such as interest-rate curves, currency exchange rates, and standard deviations, and take certain assumptions into consideration.

Set out below are data regarding the process of determining the fair value of financial instruments measured at fair value in the financial statements:

	December 31, 2008		December 31, 2007	
	NIS millions			
	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Prices quoted in an active market	**19,876**	**163**	21,521	194
Systems acquired or developed by the Bank	**11,422**	**13,605**	6,816	4,946
Other	**5,157**	**1,073**	23,580	762
Total	**36,455**	**14,841**	51,917	5,902

The Bank exercises the appropriate professional judgment in determining fair value. For that purpose, the Bank has formulated a plan to define a structured, regular procedure for the determination of fair value, in which four independent roles are involved:

1) Business role - Responsible for the management of the financial instrument.
2) Validation role - Responsible for validating the models for the calculation of fair value and validating the data and assumptions used in the calculation.
3) Control role - Responsible for conducting routine control of the fair value determination process.
4) Monitoring role - Responsible for monitoring the implementation of the process of determining fair value at an appropriate level.

The Bank will also routinely conduct evaluations and tests of the risks involved in the process of determining fair value. As part of the same plan, the Bank has defined a limit according to which it shall not enter into a new type of financial instrument in a material amount or enlarge the amount of an existing type unless a structured procedure for determining fair value at a reasonable level of confidence is in place for that instrument (hereinafter: exceptional instruments). It was further established that in cases in which the volume of the exceptional instruments reaches 75% of the limit, the Board of Directors and the Risk Management Committee of the Board of Management will be notified and will formulate a plan to reduce the volume of the exceptional instruments.

As part of the formulation of the plan, an examination was performed of the existing inventory of instruments measured in the financial statements at fair value. At the end of the examination process, the Bank concluded that the volume of exceptional instruments does not exceed the limit established.

In establishing the estimates and assumptions used by the Bank in the process of determining fair value, and in validating the fair values, the Bank uses many parameters that can change because of possible changes mainly in interest rates and standard deviations in various markets, as well as when there is limited information regarding certain market variables, such as variables in long-term interest-rate or currency swaps.

Regarding financial instruments whose fair value is determined by stock-market prices, selling large positions of the securities may lower their market price. With regard to financial instruments for which the price is determined based on a quote received from a broker or from the counterparty to the transaction, in the absence of an organized market and because of low trading volumes in the security, the realization value may differ from the value originally established.

Liabilities in Connection with Employee Rights

Part of the provisions for the Bank's liabilities in connection with employee-employer relationships are based, among other considerations, on actuarial calculations. These liabilities include a "Jubilee Grant" which each employee is entitled to receive at the end of 25 and 40 years of employment at the Bank, compensation for unutilized sick leave, post-retirement benefits for employees, and pension-related liabilities in connection with the Bank's voluntary-retirement programs.

Total liabilities, calculated based on actuarial estimates, amounted to NIS 1,663 million on December 31, 2008.

The actuarial calculations are mainly based on assumptions and estimates which are based on past experience and various statistics such as mortality rates, employee departure rates, and the real rate of change in salaries over time. In addition, the liabilities are discounted at a factor of 4% per year as stipulated by the Supervisor of Banks, net of the real rate of increase of wages.

Changes in actuarial parameters such as average lifespans and average rates of employee departures will lead to results different from those obtained today. An increase of 1% in the discount rate would result in a reduction of the liabilities by a total of NIS 138 million, and a reduction of 1% in the discount rate would increase the aforesaid liabilities by a total of NIS 168 million.

Deferred Taxes

Deferred taxes are recorded for temporary differences between the value of assets and liabilities in the balance sheet and their value for tax purposes.

Deferred taxes receivable are recorded for timing differences only if there is near certainty that there will be a tax saving when the differences are reversed; deferred taxes receivable for losses carried forward for tax purposes are recorded only if the realization of the tax asset in the foreseeable future is not in doubt. Accordingly, at the time of recording deferred taxes receivable, the Bank is required to carry out evaluations and estimates regarding their possible realization in the future.

On December 31, 2008, the amount of temporary differences for which deferred taxes receivable were recorded amounted to NIS 3,811 million; the amount of losses carried forward for which no deferred taxes receivable were recorded amounted to NIS 251 million; and the amount of losses carried forward for which deferred taxes receivable were recorded amounted to NIS 884 million.

Contingent Liabilities

The Bank Group is a party to legal proceedings taken against it by customers, by former customers, and by various third parties who believe they have suffered harm or damages resulting from the Bank Group's activity.

The Bank's Board of Management has included sufficient provisions in the financial statements to cover possible damages resulting from all such claims, based on legal opinions. In most legal proceedings, opinions are obtained from legal advisors external to the Bank Group, and reviewed by legal counsels employed by the Bank.

These evaluations are based on the best judgment of the legal counsels, taking into consideration the stage at which the proceedings are at present and the legal experience accumulated on these matters in Israel and worldwide. However, it should be taken into account that no "certain" or "near certain" assessments can be made with regard to legal matters - not only in the initial stages of a claim, but up until the verdict is received; the outcome of the proceedings may therefore differ from prior estimates. This is especially true in the case of class-action suits, due to factors including the lack of accumulated legal experience regarding the outcome of such suits in Israel. The Bank and its legal advisors therefore face greater difficulty than usual when estimating the outcome of legal proceedings involving class-action suits, most notably during the stage in which the court has not yet decided whether to accept or deny the petition to recognize the claim as a class action.

Provision for the Decline in Value of Non-Financial Assets

The Board of Management of the Bank reviews, from time to time, whether an event has occurred requiring a provision for the decline in value of assets owned by the Bank which are not financial assets. The test for decline in value and the method of its measurement consist of a comparison of the book value of the asset to its recoverable value. The recoverable value of the asset is the higher of the sale price of the asset and its use value (defined as the present value of estimated future cash flows expected to derive from the use of the asset and from its realization at the end of its useful life).

The Board of Management of the Bank has allotted its fixed assets among the cash-generating units operating within the Bank, in order to determine the recoverable value of each cash-generating unit. In this procedure, the Board of Management relies on estimates and evaluations of the expected cash flows from each cash-generating unit, according to internal models developed by the Bank, which are used to measure the profitability of banking units, and regarding the discount factor for said cash flows.

Decline in Value of Securities Available for Sale and of Securities Held to Maturity

Each reporting period, the Board of Management of the Bank examines whether declines in the fair value of securities classified into the available-for-sale portfolio and the held-to-maturity portfolio are of an other-than-temporary nature. This examination includes several stages and principles, in accordance with the policy established at the Bank, primarily the following:

1) Formulation of a watch list - A quantitative and qualitative examination is performed in order to identify and evaluate securities whose value has declined, where the decline in value may be of an other-than-temporary nature.
2) Individual examination - Each security in the watch list is examined individually. This examination is based on considerations including the following:

- The Bank's ability and intention to hold the security for a sufficient period to allow the value of the security to return to the level of its cost.
- The value of collateral and safety cushions backing the security.
- The rating of the security by international rating agencies, including developments in these ratings after the balance-sheet date.
- The rate of the decline in the fair value of the security relative to its total cost.
- The amount of time for which the fair value of the security is lower than its cost.
- The financial condition of the issuer and changes in its business environment, including an examination of whether the decline in value reflects circumstances unique to the issuer or general market conditions.
- Events after the balance-sheet date.

3) Documentation of the results of the examination, as required pursuant to the rules established at the Bank.

The Bank has established several principles in order to determine whether a decline in value is of an other-than-temporary nature, and the amount of such declines, as follows:

- Securities which at the balance-sheet date the Bank does not intend to hold, or securities sold after the balance-sheet date, constitute securities in which a decline in value of an other-than-temporary nature has occurred.
- With regard to mortgage-backed securities for which the Bank does not have a model for examining expected losses according to the American standard EITF 99-20, the Bank implements a directive received from the Supervisor of Banks, according to which a decline in value of over 30% of the cost of each security constitutes a decline in value of an other-than-temporary nature.
- When a decline in value of an other-than-temporary nature occurs in a security, the cost of the security is reduced to the fair value at the balance-sheet date and used as the new cost base. The amount of the deduction is charged to the statement of profit and loss.

Disclosure Regarding the Internal Auditor

Mrs. Orit Lerer has served as Chief Internal Auditor of the Bank since March 1, 2004. Mrs. Lerer has worked at the Bank since 1977, and is employed full-time. She holds a B.A. degree in Economics from Tel Aviv University and has extensive experience in the areas of banking and auditing. Mrs. Lerer meets the conditions stipulated in Section 3(A) of the Internal Audit Law.

The Internal Auditor is not an interested party in the Bank or its subsidiaries, and holds no other office in addition to her position as Chief Internal Auditor of the Bank and Internal Auditor of some of the subsidiaries in the Group, as required under Section 146(B) of the Companies Law and Section 8 of the Internal Audit Law.

The appointment and termination of internal audit employees are subject to approval by the Chief Internal Auditor; audit employees receive instructions on audit-related matters only from the Chief Internal Auditor or from internal audit executives authorized by her; in general, internal audit employees do not hold other positions in addition to internal auditing; employees of the Internal Auditor Bureau are authorized to sign on behalf of the Bank only documents related to audit work; as required under the directives of Section 8 of the Banking Rules (Internal Audit), 5753-1992 (hereinafter: the "Audit Rules").

The Chief Internal Auditor reports organizationally to the Chairman of the Board. The Internal Auditor is a full-time employee of the Bank with the rank of Member of the Board of Management. Her salary and terms of employment are approved by the Board of Directors, based on the recommendations of the Audit Committee.

Remuneration of the Auditor is appropriate to her office and based on the prevalent principles also used for the remuneration of Members of the Board of Management. In the opinion of the Board of Directors, the remuneration of the Internal Auditor is not such that would bias her professional judgment.

The following are details of the salary, compensation, value of benefits, employer payments, and provisions paid or provisions recorded in respect of the Chief Internal Auditor in 2008:

Wages in the amount of NIS 1,256 thousand; negative benefit due to share-based payment in the amount of NIS 966 thousand; value of additional benefits in the amount of NIS 165 thousand; and employer payments and provisions in the amount of NIS 825 thousand. Total wages and benefits in 2008 amounted to NIS 1,280 thousand.

As at the end of 2008, the balance of loans granted under benefit terms totaled NIS 45 thousand. The average term to maturity of the loans is 1.17 years. The implied benefit in the loans amounted to NIS 3 thousand in 2008.

Internal auditing is conducted in accordance with an annual work plan and a three-year long-term work plan. The work plan for 2008 was derived from the multi-year plan, which is based on the following, among other matters: risk assessment at audited units; embezzlement and fraud survey; updated organizational structure of the Bank; audit rounds at various units; and findings discovered in previous audits. In order to formulate the work plan, the audit team held discussions and consultations with the Bank's CEO, senior managers, and other management functionaries, as well as the external accountants. The audit work plan at the Bank's subsidiaries was established in a similar manner. The Bank's Internal Audit provides auditing services to most subsidiaries.

The audit work plan also includes examination of the approval processes of material transactions, all based on a comprehensive perspective with a focus on risks.

Following the formulation of the audit work plan by Internal Audit, the plan was submitted for discussion by the Audit Committee; subsequently, taking the committee's recommendations into consideration, the plan was discussed and approved by the Board of Directors.

The Internal Auditor has the discretion to diverge from the work plan in response to changing, unexpected needs. The work plan includes resource allocation for audits of special events and unplanned audits, including audits by demand of authorized parties, such as the Board of Directors, the Audit Committee, Bank management officials, and regulators. Material changes to the work plan are discussed and approved by the Audit Committee and by the Board of Directors.

The Internal Audit work plan also addresses the Bank's activity overseas through branches and representative offices, and the Bank's subsidiaries in Israel and abroad. The principal subsidiaries abroad have local internal auditors. Internal Audit in Israel performs controls to ensure that the internal auditing is performed at an adequate professional level, as required under Section 1(A)(3) of the Audit Rules. In general, subsidiaries in Israel receive internal audit services from Internal Audit at the Bank.

The number of positions in Internal Audit was determined in accordance with the multi-year work plan, based on a risk survey. The internal audit team at the Bank, its consolidated companies, and its overseas offices numbers approximately 137 positions (average number of employee posts in 2008), as detailed below:

	Average number of employee positions in 2008		
	The Bank	Subsidiaries	Total
Activity in Israel	102	7	109
Activity abroad	12	16	28
Total	114	23	137

Internal Audit at the Bank operates under laws, regulations, Audit Rules, directives and guidelines of the Supervisor of Banks, professional standards, professional guidelines of the Institute of Internal Auditors in Israel, and guidelines of the Audit Committee and of the Board of Directors.

Having examined the Internal Audit work plan and the actual execution of said plan, the Board of Directors and the Audit Committee believe that the Bank's internal auditing complies with the requirements established in the professional standards and in the directives of the Supervisor of Banks.

Internal Audit has unrestricted access to all information at the Bank, including constant unmediated access to the Bank's information systems, including financial data, as necessary to perform its duties. This authority is anchored in the audit charter and procedures. This policy is in place in the Bank's activity in Israel and abroad and at its subsidiaries.

Internal audit reports, including periodic reports, are submitted in writing. A list of all audit reports published during the preceding month is presented to the Board of Directors' Audit Committee each month, after being submitted to the Chairman of the Audit Committee.

Briefs of audit reports are presented to the Chairman of the Board of Directors, the Chairman of the Audit Committee, and the CEO of the Bank. Most of the briefs are also distributed to members of the Audit Committee. Substantial audit reports are discussed at the monthly Audit Committee meetings.

In 2008, semiannual and annual summaries were presented to the Board of Directors' Audit Committee and discussed by the committee, reviewing internal audit activities during the reported period. A summary of audit activities for 2007 was submitted on March 25, 2008, and discussed by the Audit Committee on March 30, 2008. A summary of audit activities in the first half of 2008 was submitted on October 12, 2008, and discussed by the Audit Committee on October 29, 2008. A summary of audit activities in 2008 was submitted to the Audit Committee on March 1, 2009 and was discussed by the Committee on March 4, 2009.

In the opinion of the Board of Directors and of the Audit Committee, the volume, nature, continuity of activity, and work plan of Internal Audit are reasonable under the circumstances, and are sufficient to realize the Bank's internal audit objectives.

The Board of Directors and the Discharge of its Functions

During 2008, the Board of Directors of the Bank continued its activity in formulating the Bank's policy and the principles of its activity, while establishing guidelines on various matters. As part of this process, the Board of Directors set forth policy for the activities of subsidiaries in Israel and abroad, limits for exposure to various risks, bond issuance, share capital issuance, execution and realization of fixed investments, and the execution of buyout offers and mergers. The Board of Directors addressed the approval of the quarterly and annual financial statements; dividend distribution policy; establishment of policy on salaries, retirement terms, and the remuneration system for employees and senior executives; and supervision and control over ongoing business operations.

The Board in plenary session and its committees - the Credit Committee, the Transactions with Interested and Related Parties Committee, the Balance Sheet Committee, the Audit Committee, the Salaries and Human Resources Committee, the Expense Control and Streamlining Committee, the Investment Approval Committee, the Senior Executives Remuneration Committee, the Business and Budget Committee, the Risk Management and Control and Basel II Implementation Committee, and the Overseas Banking and Global International Activity Committee - held detailed discussions on various aspects of the Bank's activities. Additional committees of the Board of Directors that did not convene during 2008 are the Prospectus Committee, the Repricing Committee, and the New Products Committee. In the course of the year, the Board of Directors held 37 meetings in plenary session and 186 meetings of its committees, as detailed in this section.

The Credit Committee held discussions on matters of principle and the Bank's policy in the area of credit in Israel and abroad. The Committee received comprehensive reviews of borrowers whose indebtedness exceeds a certain monetary volume, approved credit limits or new credit to customers in amounts established by the Board of Directors, discussed significant debt-rescheduling arrangements and substantial debts that are difficult to collect, heard reviews on the sectors of the economy, discussed the policy on collateral and safety margins, discussed the levels of authority on credit in Israel and abroad, and discussed the annual and multi-year work plans for credit control in Israel and abroad.

The Credit Committee held 41 meetings in the course of the year.

Members of the Committee are: D. Dankner - Chairperson, Y. Orgler, I. Izakson, M. Baron, P. Dvorin, N. Dror*, I. Tov, and M. Koren.

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* See note on page 203.

The Transactions with Interested and Related Parties Committee discussed transactions with interested parties and with "related parties," as defined by the Supervisor of Banks. The Committee also discussed transactions with others in which an officer of the Bank has a "personal interest," as defined in the Companies Law, 5659-1999, at amounts determined in the Supervisor of Banks' Proper Conduct of Banking Business Directives. The Committee also received routine reviews of the economic and financial condition of these entities.

The Transactions with Interested and Related Parties Committee held 42 meetings in the course of the year.

Members of the Committee are: Y. Orgler - Chairperson, M. Baron, N. Dror*, I. Tov, and M. Koren.

The Balance Sheet Committee held discussions every quarter on the subject of doubtful debts of the Bank's customers in Israel and abroad, and discussed the quarterly and annual financial statements. The Committee also discussed the subject of dividend distribution and presented its recommendations in this area to the Board of Directors. The Committee received quarterly reports on problematic credit of the Bank in Israel and abroad. In addition, the Committee discussed declines in value of an other-than-temporary nature of securities owned by the Bank. The Committee also carried out ongoing monitoring of budget performance.

The Balance Sheet Committee held 6 meetings in the course of the year.

Members of the Committee are: I. Izakson - Chairperson, M. Baron, P. Dvorin, D. Dankner, N. Dror*, N. Zichlinskey, I. Tov, L. Littner, E. Peled, M. Koren, and O. Sarig.

The Business and Budget Committee discussed all matters relating to the Bank's business policy, including the Bank's business position, on the basis of routine periodic reports, as required in the Bank of Israel's Proper Conduct of Banking Business Directives, and the main changes in the condition of the Bank's subsidiaries and their material investments, according to amounts stipulated by the Board of Directors of the Bank. The Committee discussed the Bank's exposure to the various types of risks and received reports on the Board of Management's activity in this area. The Committee discussed the organizational structure of the Bank, and the appointment of senior employees at the Bank and its subsidiaries. The Committee also received periodic reviews of the Bank's subsidiaries in Israel and abroad, and discussed material transactions with them and investments executed or realized therein in amounts stipulated by the Board of Directors of the Bank, business relations with them, and changes in their control structure. The Committee also discussed the floating of issues by the Bank and its subsidiaries and the execution or realization of fixed investments, according to a hierarchy of authorizations stipulated by the Board of Directors.

The Business and Budget Committee held 12 meetings in the course of the year.

On January 15, 2009, the Board of Directors decided to delegate some of the areas of discussion under the authority of the Business and Budget Committee to committees specializing in specific subjects, such as the Investment Approval Committee, the Risk Management and Control and Basel II Implementation Committee, and the Overseas Banking and Global International Activity Committee. Other areas of authority not delegated to these committees will rest with the plenum of the Board of Directors. Subsequent to these changes, a decision was made to cancel the Business and Budget Committee.

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* See note on page 203.

The Audit Committee discussed and approved the work plan of the Bank's Internal Auditor and monitored its implementation, including setting the desired outline for audits at subsidiaries in Israel and abroad. The Committee received semiannual reports regarding audits made at the subsidiaries in Israel and abroad and ascertained the existence of an adequate audit system at these companies. Material audit findings or findings posing a material risk in relation to a subsidiary discovered in reports on audits made at the Bank's subsidiaries were reported by the internal auditors of the subsidiaries, following discussion by the audit committee of the subsidiary. The Committee discussed Bank of Israel audit reports received during the year, the audit report by the external auditors, and material and/or prominent Internal Audit reports, and monitored the processing of these reports. The Committee discussed the findings of the Embezzlement and Fraud Survey.

In addition, the Committee received reports of period summaries of audit findings, including reports related to audit mechanisms at corporations under the Bank's control. Through the Internal Auditor, the Committee carried out control of the Board of Directors' working procedures and the execution of the resolutions of the Board of Directors and its Committees. The Committee also carried out control of compliance with the procedure regarding required utilization of continuous vacation time. Semiannual summaries of internal audit activity and of the activity of the Audit Committee were presented to the Committee.

The Committee also addressed the authorization of operations and transactions related to officers and/or interested parties (as defined in the Companies Law) and/or related parties (as defined in the Bank of Israel's Proper Conduct of Banking Business Directives) and the approval of material and/or "extraordinary" transactions, as required under the provisions of the Companies Law, 5659-1999 (the "Companies Law"). The Audit Committee discussed problematic debts at the Bank and the provisions for doubtful debts required in respect of such debts, and discussed declines in value of an other-than-temporary nature of securities owned by the Bank and the classification of such securities.

The Committee also held discussions on various subjects, as required by the Bank of Israel's Proper Conduct of Banking Business Directives, including discussion of the appointment of the external auditors; held discussions with the external auditors regarding the auditors' preliminary and supplementary reports on the financial statements; received reports on internal control of the financial statements; and held discussions with the Chief Internal Auditor alone.

The Audit Committee held 44 meetings in the course of the year.

Members of the Committee are: N. Dror*- Chairperson, Y. Orgler, I. Tov, and L. Littner.

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* See note on page 203.

The Salaries and Human Resources Committee discussed and submitted recommendations to the Audit Committee and the Board of Directors on salary terms, retirement terms, and remuneration for the Bank's officers and senior executives. The Committee also discussed and submitted recommendations to the Board of Directors on salary terms, retirement terms, and remuneration for employees of the Bank who are not officers, including employees at the branches and at the Bank's offices and subsidiaries abroad, and made recommendations on policy regarding the terms of employment and retirement of officers, managers, and employees of the Bank's subsidiaries in Israel, including the terms of the personal employment contracts offered to managers of subsidiaries in Israel.
The Salaries and Human Resources Committee held 5 meetings in the course of the year.
Members of the Committee are: D. Dankner - Chairperson, P. Dvorin, N. Dror*, I. Tov, L. Littner, and J. Pomrenze.

The Prospectus Committee meets on an ad hoc basis for the purpose of discussing and approving draft prospectuses.
The Prospectus Committee held no meetings in the course of 2008.
Members of the Committee are: D. Dankner - Chairperson, N. Dror*, I. Tov, and M. Koren.

The Expense Control and Streamlining Committee conducted routine control of the expense structure of the various Areas of the Bank; discussed streamlining proposals and the formulation of measures for increasing the Bank's efficiency, reducing personnel, and saving on manpower and logistics expenses; and submitted recommendations for approval by the Board of Directors. The Committee also carried out control of the implementation of streamlining plans and of the utilization of expense budgets by the principal Areas, as well as control of the improvement of processes at the Areas of the Bank. The Committee received routine reports on the matters discussed by the Streamlining and Logistics Committee of the Board of Management of the Bank and discussed the material issues.
The Expense Control and Streamlining Committee held 4 meetings in the course of the year.
Members of the Committee are: D. Dankner - Chairperson, I. Izakson, M. Baron, P. Dvorin, N. Dror*, and I. Tov.

The Investment Approval Committee meets on an ad hoc basis to discuss the recommendations of the Board of Management with regard to investments, acquisitions, and/or realizations of non-financial investments in Israel and abroad, and to discuss the recommendations of the Board of Management with regard to the execution and/or realization of fixed assets in Israel and abroad, to be made by the Bank itself or by its wholly-owned subsidiaries, in amounts greater than USD 5 million and up to USD 10 million. The resolutions of the Committee are reported to the Board of Directors. Investment decisions in amounts greater than USD 10 million are also submitted for the approval of the Board of Directors, following approval by the Board of Management of the Bank and by this Committee.
The Investment Approval Committee held 2 meetings in the course of the year.
Members of the Committee are: D. Dankner - Chairperson, P. Dvorin, I. Tov, and L. Littner.

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* See note on page 203.

The Repricing Committee was authorized by the Board of Directors on January 31, 2006 to discuss, ad hoc, the need to reprice the exercise cost of phantom units granted to members of the Board of Management and to senior executives at the Bank.
The Repricing Committee held no meetings in the course of 2008.
Members of the Committee are: D. Dankner - Chairperson, M. Baron, N. Dror*, I. Tov, and L. Littner.

The Senior Executives Remuneration Committee was authorized by the Board of Directors to reexamine the remuneration system for senior executives and officers at the Bank. The Committee discussed proposals for the formulation of remuneration policy for senior executives at the Bank, including the remuneration of the Chairman of the Board and the CEO of the Bank. Its recommendations are brought to the Audit Committee and to the Board of Directors.
The Senior Executives Remuneration Committee held 10 meetings in the course of the year.
Members of the Committee are: R. Israel - Chairperson, I. Tov, E. Peled, and M. Koren.

The Risk Management and Control and Basel II Implementation Committee discussed the totality of risks to which the Bank is exposed; the development of exposures; the Bank's organizational preparations for the management, control and assessment of risks; and the quality and adequacy of the tools and means used by the Bank to manage and control risks and to manage and control the Bank's overall exposure to the various risks. The Committee received appropriate annual and quarterly reports in order to monitor, control, and assess risks.
The Committee also established the methodology for the assessment of the different risks, and discussed the Bank's preparations and progress towards implementation of plans to adopt Basel II directives. In addition, the Committee received annual reports on the subjects of the prohibition of money laundering, the prohibition of terrorism financing, and compliance with regulatory directives, and annual reports on risk management in the various areas by the Bank's subsidiaries in Israel and abroad and on the implementation of risk-management policy in the Bank Group. The Committee discussed new activities of the Bank and examined the risks involved in these activities and the tools to be used to manage, assess, and control such risks. The Committee also received routine reports on material events in the Bank's activity with an impact on the Bank's risk management in the various areas, and on events that led to a notable exception from exposure ceilings or various limits in the Bank's activity. The Committee presented its recommendations to the Board of Directors.
The Risk Management and Control and Basel II Implementation Committee held 19 meetings during the course of the year.
Members of the Committee are: I. Izakson - Chairperson, Y. Orgler, D. Dankner, N. Dror*, I. Tov, L. Littner, M. Koren, and O. Sarig.

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* See note on page 203.

The Overseas Banking and Global International Activity Committee was established by the Board of Directors on July 1, 2008, to discuss the Bank's activity abroad and its global international activity, including through the Bank's offices, branches, and subsidiaries abroad.

The Committee was authorized by the Board of Directors to discuss the following subjects: periodic reviews of the environment of these operations (business, economic, regulatory, legal, political, etc.) in countries in which the Bank's overseas offices operate; periodic developments at the overseas offices, on the level of individual offices and on the aggregate level - activities, exposure to risks, and business results; periodic reviews of internal audit, control, and monitoring units in relation to overseas offices; compliance with exposure limits at overseas offices; periodic examination of the adequacy of human resources at all units of the Bank engaged in supervision, control, and auditing, and in the system of reporting and accounting records related to overseas offices; and reports of special events at overseas offices.

In addition, the Committee receives and discusses periodic reports related to the Bank's activity abroad, as follows: a quarterly overall review of the activity and financial data of the Bank's branches abroad (this review is presented to the plenum of the Board of Directors following presentation to the Committee); a quarterly control report of the headquarters unit regarding subsidiaries abroad; and the status of treatment of findings of audits conducted at subsidiaries and branches (this review is presented to the plenum of the Board of Directors following presentation to the Committee).

The Overseas Banking and Global International Activity Committee held one meeting during the course of the year.

Members of the Committee are: D. Dankner - Chairperson, Y. Orgler, I. Tov, R. Israel, L. Littner, E. Peled, and O. Sarig.

The New Products Committee was established by the Board of Directors on July 1, 2008, to discuss all new products and/or derivative financial instruments that are significantly different from existing instruments at the Bank, and/or that lead to the creation of exposures of a new type, and/or market making.

The New Products Committee held no meetings during the course of 2008.

Members of the Committee are: D. Dankner - Chairperson, Y. Orgler, I. Izakson, M. Baron, N. Dror*, L. Littner, M. Koren, and O. Sarig.

The description of the activity, composition, and authority of the plenum of the Board of Directors and its committees is current at the date of publication of the annual financial statements for 2008.

* The three-year service of Ms. Nira Dror as an external director, pursuant to the Companies Law, 5759-1999 (the "Companies Law"), ended on March 7, 2009. The renewal of her appointment for an additional term of three years, pursuant to the Companies Law, will be brought for approval before the annual general meeting of shareholders of the Bank scheduled to convene on April 6, 2009.

Disclosure Regarding the Approval Procedure of the Financial Statements

The Board of Directors of the Bank is the organ charged with the ultimate control of the Bank, pursuant to the Board of Directors' resolution of June 29, 2006, and with the approval of its financial statements. The Board of Directors has established the Balance Sheet Committee, which is responsible for examining the draft financial statements presented to it and making recommendations to the Board of Directors on the approval of the financial statements. The names of the members of the committee and their proficiencies are detailed in the section "The Board of Directors and the Discharge of its Functions" and in the section "Report on Directors with Accounting and Financial Expertise and Professional Qualifications".

The Balance Sheet Committee discusses the annual and quarterly financial statements of the Bank (the "Financial Statements") and presents its recommendations with regard to the approval of the Financial Statements to the Board of Directors, in advance of the approval of the Financial Statements by the Board of Directors.

The auditors of the Bank, Ziv Haft Certified Public Accountants and Somekh Chaikin Certified Public Accountants (the "Auditors"), are invited to meetings of the Balance Sheet Committee and to meetings of the Board of Directors in which the Financial Statements are discussed and approved, and they attend all of these meetings. The Internal Auditor of the Bank, Mrs. Orit Lerer, also participates in meetings of the Balance Sheet Committee and of the Board of Directors in which the Financial Statements are approved.

Based on detailed presentations by Bank officers and others, including Chief Executive Officer Mr. Zvi Ziv; the Chief Financial Officer (CFO); and the Member of Board of Management and Chief Accountant of the Bank, Mr. Ofer Levy, the Balance Sheet Committee examines the material issues and the critical estimates applied in the Financial Statements; the reasonability of the data; the accounting policy applied, and changes in such policy, if any; and the implementation of the principle of due disclosure in the Financial Statements and the accompanying information.

As part of the discussion of the Financial Statements, the Balance Sheet Committee also discusses the Bank's provisions for declines in value of securities and its doubtful debts in Israel and at branches abroad, and examines the value of the Bank's holdings in securities. The Committee makes recommendations to the plenum of the Board of Directors with regard to the approval of provisions for doubtful debts in Israel and at branches abroad, and provisions in respect of declines of an other-than-temporary nature in the value of securities. During the discussion of the Financial Statements, the Balance Sheet Committee also receives reports on the Bank's problematic borrowers in Israel and at branches abroad, and on securities owned by the Bank. In addition, the Balance Sheet Committee discusses and examines the Bank's exposure to risks, and the reflection and impact of such risks on the Financial Statements.

The names of the members of the committee and their proficiencies are detailed in the section "The Board of Directors and the Discharge of its Functions" and in the section "Report on Directors with Accounting and Financial Expertise and Professional Qualifications".

The Audit Committee also discusses the condition of problematic debts at the Bank and the provisions required in respect of such debts. Likewise, it discusses declines in value of an other-than-temporary nature of securities owned by the Bank.

The Audit Committee also receives reports and holds discussions regarding deficiencies and material weaknesses in the internal control of the Financial Statements, if and as found, and receives reports of any fraud, whether material or immaterial, in which the Board of Management is involved, or in which other employees are involved who take part in the Bank's internal control of financial reporting, as required under Directive 645 of the Public Reporting Directives of the Supervisor of Banks - Disclosure Declaration.

The meeting of the Audit Committee in which the required disclosures in the Financial Statements are discussed, as noted above, is attended by the Auditors, Bank officers, and the Internal Auditor.

The Balance Sheet Committee and the Audit Committee hold several meetings on these matters, as required, and submit their recommendations to the plenum of the Board of Directors prior to the discussion of the Board of Directors on the Financial Statements.

Report on Directors with Accounting and Financial Expertise and Professional Qualifications

An amendment to the Companies Law, 5759-1999 (hereinafter: the "Companies Law") states that the board of directors of a public company must determine the minimum required number of directors on the board of directors who must be "accounting and financial experts," taking into account factors including the type and size of the company and the scope and complexity of its activity. This directive applies to the Bank, as a public company.

The amendment to the Companies Law further states that an external director appointed to a public company must have "professional qualification" or "accounting and financial expertise."

The Companies Regulations (Conditions and Tests for a Director with Accounting and Financial Expertise and for a Director with Professional Qualification), 5766-2005, stipulate the conditions required in order for a director to be considered a director with "accounting and financial expertise" or a director with "professional qualification."

Pursuant to the Companies Regulations, a **"director with accounting and financial expertise"** is "a director who due to education, experience, and skills has a high level of proficiency and understanding of business and accounting matters and of financial statements, such that he or she is able to understand the company's financial statements in depth and prompt discussion regarding the manner of presentation of financial data." It is further stipulated that the accounting and financial proficiency of directors is to be assessed by the board of directors, taking into account considerations including the director's education, experience, and knowledge on the following subjects:

A. Accounting issues and accounting control issues characteristic of the industry in which the company operates and of companies of the size and complexity of the company;
B. The responsibilities and duties of auditors;
C. The preparation and approval of financial statements in accordance with the law and the Securities Law.

A **"director with professional qualification"** is a director who meets one of the following conditions:

A. Holds an academic degree in one of the following subjects: economics, business administration, accounting, law, public administration;
B. Holds another academic degree or has completed other higher-education studies in the company's main area of activity or in an area relevant to the position;
C. Has at least five years of experience in one of the following, or cumulative experience of at least five years in two or more of the following:
   1. A senior position in business management of a corporation with a significant volume of business;
   2. Senior public office or a senior position in the public service;
   3. A senior position in the area of the company's main activities.

The Regulations state that professional qualification of a candidate for service as a professionally qualified director is to be assessed by the board of directors.

The Board of Directors of the Bank has determined that the minimum adequate number of directors having "accounting and financial proficiency" is two, like the number of external directors appointed to a public company under the Companies Law.
In addition, the Supervisor of Banks determined in Public Reporting Directive No. 630 (hereinafter: "Directive 630") that a banking corporation must specify in its periodic report, as part of the board of directors' report, the minimum number of directors with "accounting and financial expertise" which the banking corporation has determined should be members of the board of directors' audit committee and of any other board of directors committees which are authorized to discuss the banking corporation's financial statements.
Directive 630 also stipulates that the board of directors' report should specify the number of directors at the reporting date who have "accounting and financial expertise," noting the number of such directors who are members of the board of directors' audit committee as well as of any other board of directors committees which are authorized to discuss the banking corporation's financial statements.
The Board of Directors of the Bank has determined that the minimum adequate number of directors with "accounting and financial expertise" who should be members of the Board of Directors' Audit Committee is two, and that the minimum adequate number of directors with "accounting and financial expertise" who should be members of the Board of Directors' Balance Sheet Committee, which is authorized to discuss the Bank's financial statements, is two, based on the considerations used by the Board of Directors in determining the minimum adequate number of directors with "accounting and financial expertise" to serve on the Bank's Board of Directors.
Note that at the reporting date, there are eleven directors with "accounting and financial expertise" and "professional qualification," based on their education, skills, and experience, in accordance with the requirements of the Companies Regulations; and one director with "professional qualification," based on her education, skills and experience, in accordance with the requirements of the Companies Regulations.Three directors having "accounting and financial expertise" and "professional qualification" are members of the Board of Directors' Audit Committee. Nine directors having "accounting and financial expertise" and "professional qualification" and one director with "professional qualification" are members of the Board of Directors' Balance Sheet Committee.

Members of the Board of Directors who have "accounting and financial expertise" and/or "professional qualification" based on their education, skills, and experience, in accordance with the requirements of the Companies Regulations, as at the date of publication of the Financial Statements for 2008 are the following:

1. Dan Dankner - B.A., Business Administration, University of Massachusetts, Boston.
Chairman of the Board of Directors of the Bank as of June 24, 2007.
Chairman of the following Board Committees at the Bank: the Credit Committee, the Repricing Committee, the Prospectus Committee, the Expense Control and Streamlining Committee, the Salary and Human Resources Committee, the Investment Approval Committee, the Overseas Banking and Global International Activity Committee, and the New Products Committee. Member of the following Board Committees: the Balance Sheet Committee, and the Risk Management and Control and Basel II Implementation Committee.
Served as Vice Chairman of the Board of Directors of the Bank from May 30, 1999 to May 15, 2004.
Served as Acting Chairman of the Board of Directors of the Bank from May 15, 2007 to June 24, 2007.
Serves as a director of Bank Hapoalim as of November 5, 1997.

From October 30, 2002 to September 25, 2008 served as Chairman of the Board of Isracard Ltd. and Europay (Eurocard) Israel Ltd. From October 30, 2002 to December 30, 2008 served as Chairman of the Board of Aminit Ltd. From November 24, 2003 to December 30, 2008 served as Chairman of the Board of Poalim Express Ltd.

Served as joint chairman of the board of Israel Salt Industries Ltd. from 1999 to 2004.

Chairman of the board of the following companies: Poalim Capital Markets and Investment Holdings Ltd., Poalim Capital Markets Ltd., Poalim Capital Markets - Investment House Ltd., and Diur B.P. Ltd.; Chairman of the Administrative Committee of the Poalim in the Community Foundation; Chairman of the Administrative Committee of the Peretz Naftali Foundation; President of Beterem.

In addition, serves as President of the Association of Banks in Israel.

Director of the following companies: Bank Hapoalim (Switzerland) Ltd., Isracard Ltd., Europay (Eurocard) Israel Ltd., Aminit Ltd., Poalim Express Ltd., Israel Salt Industries Ltd., Adam Dan Ltd., Atlit Food Cooling Ltd., and Sea Gate Mariculture Ltd.

In the last five years, or part of them, served as chairman of the board of the following companies: Poalim Venture Services Israel Ltd. and Israel Salt Industries Ltd.; and as a director or CEO at the following companies: Israel Salt Company Ltd., Israel Salt Company (Eilat) 1976 Ltd., Monson Halit Ouannou Insurance Ltd., Dankner Investments Ltd., Mashbir Mazon Ltd., Raphael Katz & Co. Customs Agents Ltd., Neve Shoshana Ltd., Plasma Laser Technologies Ltd., Clal Insurance Enterprise Holdings Ltd., Lumitest Ltd., Chimergy Ltd., G.D.A.D. Atlit Development Ltd., Elran (D.D.) Holdings Ltd., Argad Water Treatment Industries Ltd., Argad Ayil Water Improvement Industries Ltd., Sheraton Moriah (Israel) Ltd., Carmel Chemicals Ltd., Hapoalim Holding USA, Signature Bank, Elran (D.D.) Investments Ltd., Poalim Ventures - Fund Management Ltd., Leenoy Holdings Ltd., Intact Real Estate and Infrastructure Ltd., Intact Holdings Ltd., Intact Investments Ltd., Danran Holdings Ltd., Dankner D.D. Infrastructure Ltd., Israel Salt Company Stock Holdings (1998) Ltd.; however, he no longer serves at these companies.

Director with "accounting and financial expertise" and "professional qualification."

2. Yair Orgler - B.Sc., Industrial Engineering and Management, Technion, Haifa; M.Sc., Industrial Engineering, University of Southern California; M.Sc., Industrial Administration, Carnegie-Mellon University, Pittsburgh, Pennsylvania; Ph.D., Finance, Carnegie-Mellon University, Pittsburgh, Pennsylvania.

Serves as an external director of Bank Hapoalim under Proper Conduct of Banking Business Directive No. 301 of the Bank of Israel, as of January 24, 2007. Chairman of the Transactions with Interested and Related Parties Committee of the Board of Directors. Member of the following Board Committees: the Credit Committee, the Audit Committee, the Risk Management and Control and Basel II Implementation Committee, the Overseas Banking and Global International Activity Committee, and the New Products Committee.

Member of the board of directors of the following companies: Israel Chemicals Ltd., Atidim - Knowledge-Intensive Industries Company Ltd., Dead Sea Bromine Company Ltd., Bromine Compounds Ltd., Ceragon Networks Ltd., Itamar Medical Ltd., and Gazit Globe Ltd.

Chairman of the Finance Committee and the Audit Committee at the Israel Cancer Association. Member of the governing board of: the Academic College of Tel-Aviv-Jaffa; Civil Leadership - the umbrella organization of the non-profit organization and volunteer sector; Atid Batuach; and SHVIL (Transparency International) Israel.

Chairman of the Tel Aviv Stock Exchange from 1996 to June 2006.

Until October 2003, served as a full professor at Tel Aviv University and was responsible for the International Banking Chair. Fields of research and teaching: finance and banking.

In 1991, founded Maalot - the Israel Securities Rating Company Ltd. and served as chairman of the company's board of directors in 1991-1996.
Member of the board of directors at Israel Discount Bank in 1986-1991.
Director with "accounting and financial expertise" and "professional qualification."

3. Irit Izakson - B.A. in Economics, Tel Aviv University; MSc. in Operational Research, School of Business Administration, Tel Aviv University.
Member of the Board of Directors of Bank Hapoalim as of December 27, 1999. Chairperson of the following Board Committees: the Balance Sheet Committee, and the Risk Management and Control and Basel II Implementation Committee. Member of the following Board Committees: the Credit Committee, the Expense Control and Streamlining Committee, and the New Products Committee.
Chairperson of the board of directors of the following companies: Isracard Ltd., Europay (Eurocard) Israel Ltd., Aminit Ltd., and Poalim Express Ltd.
Director in the following companies: Arison Holdings (1998) Ltd., Arison Investments Ltd., Housing and Construction Holdings Ltd., Israel Corp. Ltd., Israel Chemicals Ltd., Dead Sea Bromine Company Ltd., Bromine Compounds Ltd., and I.D.B. Development Ltd. Member of the Board of Trustees of Ben-Gurion University, the Van Leer Jerusalem Institute, and the Public Council of the Drug Fund established by the Israel Corp. Ltd. Group.
In the past five years, or part of them, served as a director in the following companies: Koor Industries Ltd., Mehadrin Ltd., Meshulem Levinstein Ltd., Eurocom Communications Ltd., and Nisko Industries Ltd.; however, she no longer serves at these companies.
Previously held a number of positions in the course of her 17-year employment at Bank Leumi Le-Israel Ltd. These positions included Manager of Shekel Assets and Liabilities. Her last position at Bank Leumi Le-Israel Ltd. was Head of the Industrial Sector in the Corporate Area.
Director with "accounting and financial expertise" and "professional qualification."

4. Mali Baron - B.A. in Economics and Developing Nations, Tel Aviv University; M.B.A. (Specialized in Finance), Hebrew University of Jerusalem.
Serves as an external director of Bank Hapoalim under Proper Conduct of Banking Business Directive No. 301 of the Bank of Israel as of September 10, 2007. Member of the following Board Committees: the Credit Committee, the Transactions with Interested and Related Parties Committee, the Repricing Committee, the Balance Sheet Committee, the Expense Control and Streamlining Committee, and the New Products Committee.
Member of the board of directors of Maliba Ltd. and ECTel Ltd.
Member (internal) of the Profit-Participatory Investment Committee at The Phoenix Investment and Finance Ltd.
Served as chairperson of the board of directors of Marbit Insurance Agency, a subsidiary of Mercantile Discount Bank (a banking auxiliary corporation), until December 31, 2006.
In 1975-1985, served in various positions at the Budget Division of the Ministry of Finance, of which five years as Deputy Head of Budgets.
In 1986-2006, served in various positions in the banking system. Most recently served as Senior Deputy General Manager at Mercantile Discount Bank Ltd., Head of the Branches Administration, and Head of Mortgages.
Director with "accounting and financial expertise" and "professional qualification."

5. Pnina Dvorin - LL.B, Tel Aviv Branch of the Hebrew University of Jerusalem; M.A., Law, Tel Aviv University.

Director of Bank Hapoalim as of March 8, 2006. Member of the following Board Committees: the Credit Committee, the Expense Control and Streamlining Committee, the Balance Sheet Committee, the Salary and Human Resources Committee, and the Investment Approval Committee.

Member of the board of directors of the following companies: Reved Ltd., Cialo Technology Israel Ltd., FibroLAN Ltd., and Netvision Ltd.

In the last five years, or part of them, served as a director at the following companies: Clal - Mutual Fund Management Ltd., Wiscom Technologies Ltd., Bank Massad Ltd., Edmond de Rothschild - Mutual Funds Management Ltd., Ytong Industries Ltd. (external director), and Israel Electric Company Ltd.; however, she no longer serves at these companies.

During 1971-1989 served as an attorney at the District Attorney's Office of Tel Aviv.

Worked as an attorney in private practice in 1989-2004.

Pursuant to a resolution of the Board of Directors, the Director has "professional qualification."

6. Nir Zichlinskey - B.A. in Business Administration (Specialized in Accounting and Finance), Management College, Rishon Lezion; M.B.A. (Specialized in Finance), Ben Gurion University; Accountant.

Serves as a director of Bank Hapoalim as of September 10, 2007. Member of the Balance Sheet Committee of the Board of Directors.

Serves as President and CEO of the SRI Global Group, a business group in Israel, leading the area of investments based on the SRI (Socially Responsible Investment) model. The group operates through four main sectors: SRI Investment, SRI Funds, SRI Consulting, and SRI Training.

Member of the board of directors at the following companies: Housing and Construction Hotdings Ltd., Housing and Construction Solel Boneh International Ltd., Housing and Construction Real Estate Ventures Ltd., Housing and Construction Environment Ltd., Housing and Construction Solel Boneh Construction and Infrastructure Ltd., and Solel Boneh Ltd.

Professor at Business Administration and Accounting Departments for undergraduate and graduate studies at Tel Aviv, Hebrew, and Bar Ilan Universities, the College of Management, the Academic College, Ruppin Academic Center, and the Lander Institute, for fifteen years.

Served for ten years as Senior Partner and Head of the Professional Department, Head of Business Development and the Social Reporting Department, and Head of Training at BDO Ziv Haft Certified Public Accountants.

Served as Deputy General Manager, Finance Manager and Head of Business Development at Arison Investments Ltd., Arison Holdings (1998) Ltd., Arison Sustainability Ltd., Arzaf Ltd., Arzaf B (97) Ltd., Arzaf C Ltd., Arzaf D Ltd., and Arshav Holdings Ltd.

In the last five years, or part of them, served as a director at the following companies: Stone and Limestone Industries Ltd., Israel Salt Industries Ltd., and Gaon Holdings Ltd.; however, he no longer serves at these companies.

Has comprehensive financial understanding both in practice and in methodologies passed on to the general public, as evidenced by authorship and editing of dozens of books (including two encyclopedias), articles, and studies in the areas of economics, business, accounting, control, auditing, law, and corporate social responsibility.

Director with "accounting and financial expertise" and "professional qualification."

7. Imri Tov - B.A. in Economics and Political Science, Hebrew University of Jerusalem; M.A. in Economics and Business Administration, Hebrew University of Jerusalem.
Serves as an external director of Bank Hapoalim as of February 5, 2009. Member of the following Board Committees: the Credit Committee, the Transactions with Interested and Related Parties Committee, the Audit Committee, the Salaries and Human Resources Committee, the Repricing Committee, the Balance Sheet Committee, the Expense Control and Streamlining Committee, the Prospectus Committee, the Investment Approval Committee, the Senior Executives Remuneration Committee, the Risk Management and Control and Basel II Implementation Committee, and the Overseas Banking and Global International Activity Committee.
Director of companies; business consultant; consultant and researcher in defense economics (INSS fellow).
Member of the board of directors of the following companies: MTA Holdings Ltd., Shufersal Ltd. (external director), IC Green Energy (ICG) Ltd., Amanet Management and Systems Ltd. (external director), Plasan Sasa Ltd., Granit Hacarmel Investments Ltd. (external director).
In 2000-2006 served as an external director on the Board of Directors of Bank Hapoalim B.M., Chairman of the Audit Committee, and member of the following Board Committees: the Credit Committee, the Transactions with Interested and Related Parties Committee, the Business and Budget Committee, the Salaries and Human Resources Committee, the Prospectus Committee, the Balance Sheet Committee, the Expense Control and Streamlining Committee, the Investment Approval Committee, and the Repricing Committee.
Served in the past as a researcher at the Research Department of the Bank of Israel, as a manager at the Credit and Foreign Currency Supervision Department, and as a consultant to the Governor of the Bank of Israel. Also served as Chief Economist of the Defense System until June 2000.
In the last five years, or part of them, served as a director at the following companies: Golden Wings Ltd., Elisra Electronic Systems Ltd., and Opterisity Ltd.; as an external director of the Provident Fund of State Employee Physicians (Aram), and as a member of the provident fund's investment committee; and as a research fellow at the Center for Strategic Studies at Tel Aviv University and at the Institute for National Security Studies (INSS); however, he no longer serves in these positions.
Director with "accounting and financial expertise" and "professional qualification."

8. Ronen Israel - Ph.D. in Finance, Northwestern University, Evanston, U.S.
Serves as an external director of Bank Hapoalim under Proper Conduct of Banking Business Directive No. 301 of the Bank of Israel as of October 29, 2007. Chairman of the Senior Executives Remuneration Committee, and member of the Overseas Banking and Global International Activity Committee of the Board of Directors.
Professor of finance, Head of the Entrepreneurship Center at the Interdisciplinary Center Herzliya, and a director of companies.
Member of the board of directors of the following companies: Elco Holdings Ltd. (external director), and Mivtach Shamir Holdings Ltd. (external director).
In 2003-2006, served as member of the board of directors and chairman of the audit committee at Bank Mizrahi.
In 2002-2008, served as an external director on the board of directors of Elran (D.D.) Investments Ltd.
Director with "accounting and financial expertise" and "professional qualification."

9. Leslie Littner - B.A. in Economics and Business, C. London College, London.
Serves as an external director of Bank Hapoalim under Proper Conduct of Banking Business Directive No. 301 of the Bank of Israel as of September 10, 2007. Member of the following Board Committees: the Audit Committee, the Salaries and Human Resources Committee, the Repricing Committee, the Balance Sheet Committee, the Investment Approval Committee, the Risk Management and Control and Basel II Implementation Committee, the Overseas Banking and Global International Activity Committee, and the New Products Committee.
CEO of a risk-management consulting company.
Served as risk-management advisor to the CEO at Bank Leumi for seven years.
Also served for 21 years in various positions at Citibank, including as General Manager of the global dealing room in financial derivatives.
Director with "accounting and financial expertise" and "professional qualification."

10. Efrat Peled - B.A. in Economics and Accounting, Tel Aviv University; M.B.A., EMBA Kellogg Recanati International Program, Tel Aviv University; Certificate in Land Assessment, Tel Aviv University.
Serves as a director at Bank Hapoalim as of January 24, 2007. Member of the following Board Committees: the Senior Executives Remuneration Committee, the Overseas Banking and Global International Activity Committee, and the Balance Sheet Committee.
Serves as CEO of Arison Holdings (1998) Ltd. and Arison Investments Ltd. as of March 2006, and as CEO of SAFO LLC as of September 2004.
Serves as a director at the following companies: Housing and Construction Holdings Ltd., Israel Salt Industries Ltd., Av-Ar Capital Investments 1997 Ltd., Biomedical Investments (1997) Ltd., Arzaf C Ltd., and Miya S.a.r.l.
Extensive managerial experience accumulated in recent years at the Arison Group, in the areas of business in philanthropy in the Israeli and international markets, including management in various financial and operational sectors and specialization in the management of global financial fund systems, investment portfolios, financial and operational holdings, Israeli and international taxation, real estate, and extensive work with top-tier international investment banks and financial institutions.
Director with "accounting and financial expertise" and "professional qualification."

11. Moshe Koren - B.A. in Economics and Statistics, Hebrew University; graduate of Financial Statement Analysis courses.
Serves as a director at Bank Hapoalim as of August 3, 1992. Member of the following Board Committees: the Credit Committee, the Transactions with Interested and Related Parties Committee, the Balance Sheet Committee, the Prospectus Committee, the Risk Management and Control and Basel II Implementation Committee, the New Products Committee, and the Senior Executives Remuneration Committee.
From 1959 served in a number of capacities at Israel Mortgage and Development Bank Ltd.
From 1961 served in a number of capacities at Foreign Trade Bank Ltd., which merged into the First International Bank of Israel Ltd.
At the First International Bank of Israel served in a number of senior management positions, including management of the Credit Division, the last of which was Acting Managing Director of the bank and Head of the Credit Division and the Foreign Currency Division.
Serves as a director at the following companies: Psagot Investment House Ltd., and Psagot Securities Ltd.
In the past five years, or part of them, also served as a director and as a member of the audit committee of Ilanot Batucha Investment House Ltd. and Ilanot Batucha Asset Management Ltd.
Director with "accounting and financial expertise" and "professional qualification."

12. Oded Sarig - B.A. in Economics and Accounting, Tel Aviv University; M.A. in Finance, University of California, Berkeley; Ph.D. in Finance, University of California, Berkeley.
Serves as an external director of Bank Hapoalim under Proper Conduct of Banking Business Directive No. 301 of the Bank of Israel as of September 10, 2007. Member of the following Board Committees: the Risk Management and Control and Basel II Implementation Committee, the Overseas Banking and Global International Activity Committee, the New Products Committee, and the Balance Sheet Committee.
Member of the board of directors of the following companies: Provisio Capital, Poriah Systems (1989) Ltd., and Pisot Mehateva Food Design Ltd.
In 1987-2000, served as a lecturer, senior lecturer, and professor at Tel Aviv University. In 2002-2006, served as Dean of the Business Administration School at the Interdisciplinary Center Herzliya.
Served as a director in the following companies: the Tel Aviv Stock Exchange, DCL, and Seculife International. Served as Head of the Finance and Accounting Department at Tel Aviv University and as Dean and Head of the Finance Department at the Interdisciplinary Center.
Director with "accounting and financial expertise" and "professional qualification."

Board of Directors of the Bank

Dan Dankner	Chairman of the Board of Directors of the Bank as of June 24, 2007. Also serves as Chairman of the boards of directors of subsidiaries in the Bank Group. Serves as a director of the Bank as of November 5, 1997.
Mali Baron	Director of companies. Serves as an external director (as defined in the Bank of Israel's Proper Conduct of Banking Business Directive No. 301) as of September 10, 2007.
Iris Dror	Owner's representative and Chief Language and Communications Officer for the Arison Group. Serves as a director of the Bank as of November 16, 2008.
Pnina Dvorin	Attorney and director of companies. Serves as a director of the Bank as of March 8, 2006.
Ronen Israel	Professor of finance; head of the Entrepreneurship Center at the Interdisciplinary Center Herzliya; and a director of companies. Serves as an external director (as defined in the Bank of Israel's Proper Conduct of Banking Business Directive No. 301) as of October 29, 2007.
Irit Izakson	Director of companies. Chairperson of the boards of directors of the credit-card companies in the Bank Group. Serves as a director of the Bank as of December 27, 1999.
Moshe Koren	Banking and financial consultant. Serves as a director of the Bank as of August 3, 1992.
Leslie Littner	CEO of a risk-management consulting company. Serves as an external director (as defined in the Bank of Israel's Proper Conduct of Banking Business Directive No. 301) as of September 10, 2007.
Yair Orgler	Director of companies; active in non-profit organizations. Serves as an external director (as defined in the Bank of Israel's Proper Conduct of Banking Business Directive No. 301) as of January 24, 2007.

Efrat Peled — CEO of the following companies: Arison Holdings (1998) Ltd., Arison Investments Ltd., Arison Sustainability Ltd., SAFO LLC., Arzaf Ltd., Arzaf B (97) Ltd., Arzaf C Ltd., Arzaf D Ltd., and Arshav Holdings Ltd. Serves as a director of the Bank as of January 24, 2007.

Oded Sarig — Professor of finance and faculty member at the Interdisciplinary Center Herzliya. Serves as an external director (as defined in the Bank of Israel's Proper Conduct of Banking Business Directive No. 301) as of September 10, 2007.

Imri Tov — Director of companies; business consultant; consultant and researcher in defense economics (INSS fellow). Serves as an external director (as defined in Section 240 of the Companies Law) as of February 5, 2009.

Nir Zichlinskey — President and CEO of SRI Global Group. Serves as a director of the Bank as of September 10, 2007.

Nira Dror — Director of companies. Served as an external director (as defined in Section 240 of the Companies Law) as of March 8, 2006. Her term ended on March 7, 2009. The renewal of her appointment for an additional term of three years (pursuant to the Companies Law), will be brought for approval before the annual general meeting of shareholders of the Bank scheduled to convene on April 6, 2009.

Yoseph Dauber — Served as a director of the Bank from September 30, 2003 to November 16, 2008.

Ido Joseph Dissentshik — Served as an external director (as defined in Section 240 of the Companies Law) from December 23, 2002 to December 22, 2008.

Jay Pomrenze — Served as a director of the Bank from April 1, 2002 to February 5, 2009.

Additional details on the Members of the Board of Directors of the Bank are presented in the section Report on Directors with Accounting and Financial Expertise and Professional Qualification in this report, in the Periodic Report of the Bank for 2008, and on the Magna website of the Israel Securities Authority at http://www.magna.isa.gov.il.

Board of Management of the Bank

Zvi Ziv	President and Chief Executive Officer
Zion Kenan	Deputy CEO and Head of Corporate Banking
Lilach Asher-Topilsky	Head of Corporate Strategy
Alberto Garfunkel	Head of International Activity
Dan Koller	Chief Risk Officer
Doron Klausner	Head of Human Resources, Logistics, and Procurement
Ofer Levy	Chief Accountant
David Luzon	Head of Information Technology
Ilan Mazur	Chief Legal Advisor
Uriel Paz	Head of Retail Banking
Hanna Pri-Zan	Head of Client Asset Management
Mario Szuszan	Head of Global Treasury
Barry Ben Zeev	Chief Financial Officer (CFO)(1)
Chief Internal Auditor	Orit Lerer - Head of Internal Audit in Israel and Abroad
Corporate Secretary	Yoram Weissbrem
Bank Spokesperson	Ofra Preuss
External Auditors	Ziv Haft, Certified Public Accountants (Isr.)
	Somekh Chaikin, Certified Public Accountants (Isr.)

CEO Resignation

On March 25, 2009 Mr Zvi Ziv, CEO of the Bank, notified the Board of Directors of his decision to resign from his position as CEO, towards the end of the year. In his statement Mr Ziv said, that his decision to shorten his term of employment stems from differences of opinion with the Chairman of the Board of Directors over the Bank's plans for the future, and how to reach its objectives in the coming years.

The Board of Directors decided to appoint Mr Zion Kenan as his replacement as CEO. Mr. Kenan serves today as Deputy CEO and Head of Corporate Banking; previously he served as Head of Retail Banking and Head of Human Resources and Logistics.
Mr Kenan's appointment is subject to the approval of the Supervisor of Banks.

(1) Ceased to serve as a member of the Board of Management on December 31, 2008.

Additional details on the Members of the Board of Management of the Bank are presented in the Periodic Report of the Bank for 2008, and on the Magna website of the Israel Securities Authority at http://www.magna.isa.gov.il.

Other Matters

On November 29, 2004, investigators from the Antitrust Authority arrived at the Bank's Head Office and seized various documents. The Antitrust Authority did not disclose to the Bank the reason for the seizure of the documents or the subject of its investigation.

As published in the press, investigators from the Antitrust Authority also seized documents at the headquarters of Bank Leumi on the same day. Soon after, similar operations were carried out at the headquarters of Israel Discount Bank and Mizrahi Tefahot Bank. In July 2005, and subsequently, the Bank was asked to provide the Authority with additional materials. Several Bank employees were also called into the Authority's offices for questioning.

On March 19, 2008, the Bank received notification from the Antitrust Authority that the Antitrust Commissioner is considering the possibility of exercising her authority under Section 43(A)(1) of the Restrictive Trade Practices Law, 5748-1988 (hereinafter: the "Restrictive Trade Practices Law") to determine that binding arrangements existed between the Bank and Bank Leumi, Israel Discount Bank, Mizrahi Bank, and First International Bank with regard to the transfer of information concerning fees. The Commissioner stated that the Bank may present its position to her, in writing, prior to her decision as to whether to exercise the said authority. The Bank presented its position to the Commissioner, backed by an economic opinion, emphasizing that there is no cause to allege that the Bank entered into any restrictive arrangements with other banks.

After the Bank submitted its arguments in writing, a discussion was held between the representatives of all of the banks referenced in the aforesaid letter and the Commissioner, during which the Commissioner proposed that the banks pay an aggregate sum of NIS 290 million (of which NIS 80 million by the Bank), and that future rules of conduct be anchored in a consensual order pursuant to Article 50A or 50B of the Restrictive Trade Practices Law. The Bank rejected this proposal, and to the best of its knowledge, the other banks responded in the same manner. It is possible that the Commissioner may issue a declaration as described in her aforesaid letter dated March 19, 2008.

On March 6, 2005, the Israel Police opened an overt investigation of suspicions of violations of the Money Laundering Prohibition Law. In the course of the investigation, the police seized documents and records from various Bank offices and from the offices of Poalim Trust Services (hereinafter: the "Trust Company"). In addition, certain customers' accounts were frozen, a small number of which serve as collateral for credit. The police summoned employees of the Bank and of the Trust Company, including officers, for questioning. Further to this investigation, two mid-level employees at one of the Bank's branches were indicted in February 2006, and two additional mid-level employees from the same branch were indicted in December 2008, for offenses under the Prohibition of Money Laundering Law.

In the Bank's opinion, based on the information available to it at this stage, the Bank's exposure in respect of the matters known to be under investigation is not material to its business. However, at this stage the Bank cannot estimate the outcome and consequences of the investigation.

The annual ordinary general meeting of the Bank's shareholders convened on March 20, 2008. Among other things, the shareholders resolved to approve the re-election of the directors Oded Sarig, Mali Baron, Leslie Littner, Nir Zichlinskey, and Ronen Israel; to approve the terms of service of the members of the Board of Directors, including the approval of the terms of service of Chairman of the Board Mr. D. Dankner for 2007, including the granting of options, and the agreement with Mr. D. Dankner with regard to his service as Chairman of the Board of the Bank, including basic terms of employment (salary and benefits), for the period from January 1, 2008 to June 30, 2012.

The shareholders further resolved to ratify the terms of the directors' and officers' liability insurance; to approve the commitment to indemnify the directors Efrat Peled, Yair Orgler, Oded Sarig, Mali Baron, Leslie Littner, Nir Zichlinskey, and Ronen Israel, under the same indemnification terms approved in the past for the other directors of the Bank; and to approve the re-appointment of Ziv Haft Certified Public Accountants and of Somekh Chaikin Certified Public Accountants.

On July 1, 2008, the Board of Directors of the Bank resolved to establish the Overseas Banking and Global International Activity Committee and the New Products Committee.
A special general meeting of the Bank's shareholders convened on August 6, 2008. The shareholders resolved to increase the Bank's registered capital by an additional 2 billion ordinary shares with par value of NIS 1 each, such that following the said increase the registered capital of the Bank would consist of 4 billion ordinary shares; and resolved to amend the memorandum and articles of the Bank accordingly.
In addition, the shareholders resolved to update the annual compensation and the participation compensation paid to all directors of the Bank (including external directors), and to adjust this compensation to the amounts permitted pursuant to the Companies Regulations (Rules Regarding Compensation and Expenses for External Directors, 5760-2000), with the exception of the compensation of the Chairman of the Board of Directors, which was determined separately.

On September 14, 2008, Mr. Barry Ben-Zeev, a member of the Board of Management and Chief Financial Officer of the Bank, gave notification of his decision not to renew his employment contract upon its expiration on December 31, 2008, and to retire from the Bank on that date.

On November 16, 2008, the Board of Directors approved the appointment of Ms. Iris Dror as a director of the Bank, replacing Mr. Y. Dauber, who announced his resignation and resigned from the Board on the same day.

A special general meeting of shareholders of the Bank convened on February 5, 2009. The shareholders resolved to elect Mr. Imri Tov as an external director on the Board of Directors of the Bank (pursuant to the Companies Law, 5759-1999), replacing Mr. I. Dissentshik, who ended his term of service. The shareholders further resolved to approve a commitment to indemnification for all new directors of the Bank, at identical terms to those of the indemnification for directors who have received such indemnification in the past. The shareholders also approved a commitment to indemnification for directors who serve at the Bank from time to time in the future, under the same terms of indemnification approved for directors serving at the Bank.

The shareholders further resolved to ratify the terms of the directors' and officers' liability insurance to be granted to all directors and officers serving at the Bank.The shareholders further affirmed that the existing insurance policy would also insure all directors and officers who serve at the Bank from time to time in the future, and affirmed that at the expiration date of the existing policy, the Bank would extend and/or purchase a liability insurance policy for directors and officers serving at any time at the date of the purchase and/or at any subsequent date.

On February 5, 2009, the Board of Directors received notification from Mr. J. Pomrenze of the end of his service and of his resignation from the Board of Directors on that date.
The three-year term of Ms. Nira Dror as an external director under the Companies Law, 5759-1999 (the "Companies Law") ended on March 7, 2009.The renewal of her appointment for an additional period of three years, pursuant to the Companies Law, will be brought for approval before the annual general meeting of shareholders of the Bank convening on April 6, 2009.

Transactions with Controlling Parties

Pursuant to the amendment of the Securities Regulations (Periodic and Immediate Reports), 5730-1970, corporations required to report according to these regulations must also include in their reports "details regarding transactions with controlling parties, or transactions in the approval of which the controlling party has a personal interest," including the main points of the transaction or the contractual engagement, the details of the organ that approved the transaction, and a summary of its reasons for such approval. In this section, "transaction" excludes transactions of a type declared "negligible" in the most recent financial statements.
Following the issuance of the said amendment, on August 6, 2008, the Israel Securities Authority sent a letter notifying the Association of Banks that it would not intervene in cases in which disclosure was not provided in an immediate report with regard to banking transactions that do not constitute an exceptional transaction, as defined in Article 1 of the Companies Law.This position of the ISA was qualified by several conditions, mainly the following:

- The audit committee of the bank shall set forth criteria for exceptional transactions and negligible transactions;
- The financial statements shall provide a general description of the transactions and their characteristics, and of the criteria established to define the transactions as negligible or as non-exceptional, with details of the facts, reasons, and explanations for these determinations;
- With regard to contractual engagements with controlling parties related to terms of service and employment, a general description of financing transactions which the controlling party has entered into with the bank, if any, and the characteristics thereof shall be provided.

The Audit Committee of the Board of Directors of the Bank discussed the said amendment to the regulations and the letter from the ISA of August 6 and established rules and criteria for the classification of transactions accordingly.
On February 22, 2009, the ISA reiterated in a letter to the Association of Banks that "the position of the ISA staff is that the examination of the volume of a banking transaction and the differentiation between negligible banking transactions and other banking transactions should be performed in light of the quantitative thresholds established in Article 7(A) of Directive 312 of the Proper Conduct of Banking Business Directives issued by the Supervisor of Banks."

In view of this position of the ISA, the Audit Committee of the Board of Directors held an additional discussion of the aforesaid directives of the Securities Regulations and passed the following resolutions, which were also approved by the plenum of the Board of Directors:

1. Any transaction, of any type and of any volume, between the Bank and the controlling party of the Bank, and/or where the controlling party of the Bank has a personal interest in the approval of the transaction, shall be executed according to market conditions, and in a manner such that the Bank grants no preference or improved terms to the transaction relative to the terms at which it executes similar transactions with others who are not considered "related persons" of the Bank (as this term is defined in Proper Conduct of Banking Business Directive 312 of the Supervisor of Banks). Naturally, given the aforesaid general policy, the said condition shall also apply to transactions to be defined hereafter as "negligible transactions."

2. Transactions that do not involve the granting of credit:

2.1. All banking transactions of the type usually conducted by the Bank with the public, provided that they do not involve the granting of credit by the Bank, shall be considered "negligible transactions" if the amount of the transaction does not exceed the amounts specified below:

2.1.1. When the party to the transaction with the Bank is an individual - the amount of the transaction does not exceed NIS 250,000;
2.1.2. When the party to the transaction with the Bank is a corporation - the amount of the transaction does not exceed the equivalent of 0.1% of the capital of the Bank.

2.2. Transactions as detailed below in amounts greater than the amounts specified in sections 2.1.1 and 2.1.2 (as relevant) shall be considered immaterial transactions:
2.2.1. Transactions of deposits of funds in deposits of any kind, where the amount of the deposit does not exceed 0.5% of total deposits from the public, as reported in the consolidated balance sheet of the Bank at the date of the deposit of the funds;
2.2.2. Transactions of deposits and/or purchases and/or sales of securities, participatory units in mutual funds and/or other funds, provident funds, or any other investment held by the Bank as an asset of the customer (rather than as a balance-sheet liability), where the amount of the said transaction does not exceed 0.5% of the total balance of off-balance-sheet monetary assets of the customers of the Bank Group, as reported in the consolidated balance sheet of the Bank at the date of execution of the transaction;
2.2.3. Any other banking transaction of the type of transactions usually performed by the Bank with the public, provided that it does not involve the granting of credit by the Bank, where the amount of such transaction does not exceed 0.5% of the total consolidated balance sheet of the Bank at the date of execution of the transaction.

2.3. Any transaction of the types of transactions listed in sections 2.2.1, 2.2.2, and 2.2.3 in an amount exceeding the amounts specified in these sections shall be considered an extraordinary transaction.

3. Credit transactions

3.1. Any credit transaction executed where the amount of the indebtedness in respect of that transaction, or as a result of which the amount of the indebtedness of the party to the transaction, does not exceed the amounts specified below, shall be considered a negligible transaction:
3.1.1. When the party to the transaction is an individual - the amount of NIS 250,000;
3.1.2. When the party to the transaction is a corporation - the amount equivalent to 0.1% of the capital of the Bank at the date of execution of the transaction.

3.2. Any transaction involving the granting of credit by the Bank, where the amount of the indebtedness in respect of that transaction, or as a result of which the amount of the indebtedness of the party to the transaction, exceeds the amounts specified in sections 3.1.1 or 3.1.2 (as relevant), but does not exceed 0.25% of the total consolidated balance sheet of the Bank at the date of execution of the transaction, shall be considered an immaterial transaction.

3.3. Any transaction involving the granting of credit by the Bank where the amount of the indebtedness in respect of that transaction exceeds 0.25% of the total consolidated balance sheet of the Bank at the date of execution of the transaction shall be considered an extraordinary transaction. For the purpose of this section, several transactions executed consecutively with the same person shall be considered as one transaction, such that for the purpose of classifying the said transactions as an extraordinary transaction, the cumulative amount of the said transactions shall be examined.

4. Definitions:

For the purpose of this resolution, including all of its sections, the following terms shall have the meanings listed below:
4.1. The meaning of the term "credit" is as defined in the Banking Law (Licensing), 5741-1981.
4.2. The term "indebtedness" shall have the meaning established in Proper Conduct of Banking Business No. 313 of the Supervisor of Banks, "Limits on the Indebtedness of a Borrower and of a Group of Borrowers" (hereinafter: the "Borrower Indebtedness Directive"), less amounts deductible under the Borrower Indebtedness Directive, for the purpose of establishing the permitted volume of indebtedness of a borrower and of a group of borrowers to the Bank.

Salaries and Benefits of Office Holders for the year 2008

(in NIS thousands)

Set out below are the salaries, remuneration, value of benefits, employer payments and provisions for the seven highest salary recipients amongst the senior office-holders of the Bank Group:

Name	Title	Position	Holdings in the Bank's Equity	Salary	Bonuses	Benefits for share-based payments	Value of additional benefits	Employer payments and provisions*	Total**	Loans granted at preferred conditions***			Balance of Loans granted at regular conditions
										Balance	Average term to maturity (in years)	Benefit granted during the year	
Dan Dankner[1]	Chairman of the Board of Directors of the Bank	100%	-	1,794	-	[5]1,032	325	[7]1,630	4,781	-	-	-	14,328
Zvi Ziv[2]	President & CEO of the Bank	100%	[3]-	2,079	-	[6](774)	274	[8]1,872	3,451	29	1.50	3	5,147
Nir Brunstein[10]	CEO of Poalim Capital Markets	100%	-	[10]2,010	[11]9,539		-	-	11,549	[10]235	-	-	4,668
Barry Ben-Zeev	Chief Financial Officer of the Bank	100%	-	1,254	[4]-	[6](1,140)	180	[9]4,977	5,271	10	1.84	1	-
Amir Aviv[12]	Managing Director in Poalim Capital Markets	100%	-	[12]454	[13]2,935		68	103	3,560	-	-	-	898
Dan Koller[14]	Chief Risk Officer of the Bank	100%	-	[15]1,268	[16]-	[17](348)	[18]96	[19]945	1,961	-	-	-	-
Lilach Asher-Topilsky[14]	Head of Corporate Strategy of the Bank	100%	-	[15]1,062	[16]-	[17](299)	[18]184	[19]947	1,894	48	3.96	3	545

In determining the salaries and bonuses, the Bank's volume of business, profitability, and rate of return on equity, among other factors, were taken into consideration. In the Bank's opinion , the remuneration detailed in this table are fair and reasonable.

* Including severance pay, remuneration, pensions, advanced study funds, vacations, National Insurance, illness, and long service benefits, including adjustments for previous years.

** Not including payroll tax.

*** Loans granted under similar conditions to all employees of the Bank, whose amounts were determined based on uniform criteria.

Note:

The Bank's office holders, like all employees of the Bank , enjoy various benefits for the management of their bank accounts.

These benefits are fundamentally an exemption from fees for account management activity, information statements, checkbooks, securities custody, cash withdrawals, money transfers between accounts, and credit card issuance and renewal fees.

Likewise, there are benefits by way of reduced commission rates for purchase and sale of securities and foreign currency, standing instructions for payments executed through the account and for safe deposit box rentals. In addition, they enjoy preferred interest rates on credit and debit balances in current accounts.

The entire range of benefits given to office holders totals negligible amounts.

Note (continued):

(1) Mr. Dan Dankner serves as Chairman of the Board of Directors as of June 24, 2007 for a term until June 24, 2012. Mr Dankner's terms of employment were approved by the general assembly of the Bank, as described in immediate releases dated March 20, 2008. The approved terms do not include bonuses.
As of January 1, 2008 Mr. Dankner's monthly salary is NIS 140 thousand, linked to the CPI. For details regarding his retirement terms, see Note 17A(2)(a).

(2) Mr. Zvi Ziv serves as Chief Executive Officer as of August 31, 2003 for a term until December 31, 2010. Mr Ziv's terms of employment were approved by the Board of Directors of the Bank. For further details, see the Bank's immediate releases dated March 31, 2008. The approved remuneration does not include bonuses.
Mr. Ziv's monthly salary is NIS 150 thousand, linked to the CPI. For details regarding the retirement terms to which Mr Ziv is entitled, see Note 17A(2)(b).

(3) Holds 17,088 ordinary shares of par value NIS 1 each, constituting 0.0013% of share capital.

(4) Bonuses to senior office holders of Bank Hapoalim is based on the rate of net return on equity; a bonus was not paid for 2008.

(5) Relates to option notes convertible into ordinary shares. The value of the benefit was calculated using the Black-Scholes model. Exercise price is NIS 16.40 per option. (For further details see Note 18 of the Financial Statement)

(6) The benefit is by way of phantom options, which grant a monetary bonus based on the difference between the Bank's share price on the TASE and the basic price. Exercise price for Mr. Z. Ziv is NIS 17.69 per unit and for Mr. B. Ben-Zeev is NIS 17.80 per unit. The benefit's value is negative, as a result of the decline in the Bank's share price during 2008.

(7) Includes NIS 985 thousand supplementary reserves related to a salary increase in the reporting year, and NIS 116 thousand as a result of losses in the severance compensation fund.

(8) Includes NIS 1,248 thousand supplementary reserves related to a salary increase in the reporting year, and NIS 253 thousand as a result of losses in the severance compensation fund.

(9) Including supplementary provisions for monthly payments (through 2018) owed due to his his retirement

(10) Mr. Brunstein has provided management services as the CEO of the Poalim Capital Markets Group (**"Poalim Capital Markets"**), through a company under his full ownership, since 2003. An agreement for the provision of services was signed between the company under the full ownership of Mr. Brunstein and Poalim Capital Markets in 2003, and was in effect until December 31, 2005. Since that date, management fees and bonuses paid to Mr. Brunstein have been approved each year, at the beginning of the year following the year in respect of which the management fees and bonuses are paid.
Management fees and additional benefits - The management fees for 2008 include all of the following components: Basic payment in the amount of approximately NIS 114 thousand per month, linked each quarter to the increase in the consumer price index for December 2004 (the adjusted basic monthly payment for December 31, 2008 stood at approximately NIS 126 thousand), and a fixed amount of NIS 10 thousand per month in respect of vehicle maintenance. The amount noted in the salary column also includes additional benefits in a total amount of approximately NIS 36 thousand, as well as a total of approximately NIS 383 thousand for 2008 for a loan to purchase a vehicle, as detailed below. Pursuant to the loan agreement between Poalim Capital Markets and Mr. Brunstein of October 10, 2006, Poalim Capital Markets granted Mr. Brunstein a loan in the amount of NIS 375 thousand for the purchase of a vehicle (the "Loan," the "Vehicle," and the "Loan Agreement," respectively).
The revalued balance of the Loan (based on the value of the vehicle according to the Levy Itzhak price list) as at December 31, 2008 is NIS 235 thousand. According to the terms of the Loan Agreement, the principal of the Loan is linked to the consumer price index (the base index is the CPI for October 2006) and bears annual interest of 4%. Mr. Brunstein undertook a commitment to repay the Loan no later than the date of sale of the Vehicle or the termination of his provision of management services to Poalim Capital Markets, whichever is earlier.
Poalim Capital Markets bears, and will bear, at its own expense, all taxes and other mandatory payments imposed upon Mr. Brunstein in this context. The Loan is a non-recourse loan and shall not be repaid to Poalim Capital Markets other than by means of the sale of the Vehicle or the receipt of the consideration for its sale, whatever the consideration may be at that date. Poalim Capital Market may be repaid by the collateral (the Vehicle) only, and in any event shall not have the right to demand the monetary repayment of the principal of the loan, linked, plus the interest accrued in respect thereof, from Mr. Brunstein. Pursuant to the Loan Agreement, Poalim Capital Markets bears the expenses of the interest and linkage accrued in respect of the Loan, as well as the part of the principal of the Loan written down due to the depreciation of the Vehicle purchased with the Loan money, and it incorporates the tax applicable to these benefits in Mr. Brunstein's salary. Poalim Capital Markets is entitled to mortgage the Vehicle in its favor.

(11) **Bonus A.** The amount noted in the bonus column is the amount of the bonus paid to Mr. Brunstein in 2008 in respect of the period from the end of 2005 to the end of 2007, as detailed below. Poalim Capital Markets paid bonuses to several senior executives of Poalim Capital Markets, in a total amount of approximately NIS 14.7 million; of that amount, a bonus in the amount of NIS 9,539 thousand was approved for Mr. Brunstein (constituting 65% of the total amount of the said bonuses). The bonuses were calculated based on the appreciation of Poalim Capital Markets – Investment House Ltd. during the period from the end of 2005 to the end of 2007 (**the "Appreciation"**), which was established according to the proposed methodology for the calculation of the value of Poalim Capital Markets – Investment House Ltd. prepared by Ernst & Young (Israel) Ltd. (**the "Proposal"**). The Appreciation, according to the calculations of Poalim Capital Markets and based on the Proposal, was set at approximately NIS 149.27 million. The total amount of the bonuses was calculated as follows: 10% of the Appreciation of Poalim Capital Markets – Investment House Ltd. in each of the relevant years, less the amounts established, plus linkage differentials and annual interest at a rate of 4%.
B. No bonus was paid in respect of 2008, in accordance with the compensation plan implemented in 2004, under which employees of Poalim Capital Markets are paid a bonus at a rate of 7.5% to 10% of profits, less items as defined. Mr. Brunstein's share in the years for which bonuses are paid is 50% of the bonus. Poalim Capital Markets ended 2008 with a net profit, but as noted above, no bonus was paid for 2008, due to the manner of calculation of the profit for the purposes of this plan.

(12) Mr. Aviv is employed by Poalim Capital Markets as Managing Director, Investment Banking.
Salary - The cost of Mr. Aviv's salary for 2008 includes all of the following components: Basic payment in the gross amount of NIS 38 thousand per month, remuneration, payments to provident funds, advanced-study fund, and insurance policies.

(13) **Bonus - A.** The amount noted in the bonus column is the amount paid to Mr. Aviv in 2008 as a bonus owed to him for the period from the end of 2005 to the end of 2007. The bonus paid to Mr. Aviv in the amount of NIS 2,935 thousand constitutes 20% of the total bonuses paid to senior executives of Poalim Capital Markets. For further details regarding this bonus, see Note 11A above.
B. No bonus was paid to Mr. Aviv in respect of 2008. See Note 11B above.

(14) Mr. Koller serves as a member of the Board of Management of the Bank, under a personal employment contract, as of January 1, 2008, for a period of three years. Ms. Asher-Topilsky serves as a member of the Board of Management of the Bank, under a personal employment contract, as of December 1, 2007, for a period of three years. Their terms of employment are identical except where otherwise noted.

(15) The terms of Mr. Koller's and Ms. Asher-Topilsky's wages include: a monthly salary in the amount of NIS 55 thousand, linked to the CPI and updated twice yearly; a "thirteenth" monthly salary; and an annual "signing bonus" in the amount of NIS 300 thousand, linked to the November 1997 CPI (the amount paid in 2008 was NIS 382 thousand). The members of the Board of Management are not entitled to benefits in respect of the "signing bonus."

(16) Mr. Koller and Ms. Asher-Topilsky are entitled to an annual bonus in years in which the Bank's net return on equity reaches at least 12%. The rate of the bonus at returns on equity of 12%-13% is seven monthly salaries. The rate may increase up to thirteen monthly salaries when return on equity exceeds 17%. Only half of the bonus is paid in respect of the return on equity as described, while the other half is determined by the CEO of the Bank, according to the member of the Board of Management's personal achievements and attainment of the targets set by the CEO at the beginning of each year. No annual bonuses were paid in respect of 2008.

(17) Mr. Koller and Ms. Asher-Topilsky are each entitled to 600 thousand "phantom" options (with regard to phantom options, see Note 18A (2) to the financial statements). The price of each phantom option granted to Mr. Koller is NIS 18.70. The price of the phantom option granted to Ms. Asher-Topilsky is NIS 18.90 each for 243 thousand units and NIS 19.00 each for 357 thousand units.

(18) As members of the Board of Management, Mr. Koller and Ms. Asher-Topilsky are entitled to incidental terms including a company car (where the Bank absorbs the tax applicable to the value of this benefit), reimbursement of telephone expenses, convalescence pay, and clothing allowances.

(19) With regard to Mr. Koller the amount includes a provision in the amount of NIS 661 thousand as a result of losses in the severance compensation fund and with regard to Ms. Asher-Topilsky the amount of NIS 658 thousand. If the contractual engagement between the Bank and Mr. Koller or between the Bank and Ms. Asher-Topilsky is terminated by the Bank, they will be entitled to severance pay at a rate of 250% (less amounts accrued in their favor in provident funds for severance compensation). Should either of them resign from the Bank, they will be entitled to compensation at a rate of 100% (also less amounts accrued in their favor in provident funds for severance compensation).

Board of Directors' Report to the Annual General Meeting on the Remuneration of the Auditors[(1)(2)(3)]

(in NIS thousands)

	Consolidated		The Bank	
	2008	2007	**2008**	2007
For auditing activity[(4)]:				
Joint Auditors	**17,664**	14,611	**9,156**	6,041
Other Auditors	**1,685**	1,713	**1,179**	1,192
Total	**19,349**	16,324	**10,335**	7,233
For audit-related services[(5)]:				
Joint Auditors	**8,277**	5,828	**7,726**	4,898
Other Auditors	**631**	476	**627**	135
For tax services[(6)]:				
Joint Auditors	**1,409**	1,366	**1,194**	935
Other Auditors	**1,480**	1,496	**1,160**	1,188
For other services[(7)]:				
Joint Auditors	**605**	985	**418**	939
Total	**12,402**	10,151	**11,125**	8,095
Total remuneration of the auditors	**31,751**	26,475	**21,460**	15,328

(1) The Board of Directors' reporting to the annual general meeting on the renumeration of the auditors for audit activity and for additional services to the audit, under Paragraphs 165 and 167 of the Companies Law, 1999.
(2) The remuneration of the auditors includes payments to partnerships and corporations under their control, payments in accordance with the Value Added Tax Law.
(3) Including remuneration paid and accrued remuneration.
(4) Audit of the annual financial statements and review of the interim statements, including audit and review of the Bank's overseas branches. As of 2008 includes audit of internal control on financial reporting (SOX 404).
(5) Audit Related Fees, including mainly: prospectuses, special authorizations, comfort letters, auditing activity related to compliance with prohibition of money laundering directives and in 2007 auditing activities concerning the Bank's deployment for implementation of the SOX 404 directives.
(6) Including mainly: Tax adjustment reports, assessment discussions and tax advice in Israel and abroad.
(7) Including mainly: assistance in preparation of corporate responsibility report.

Controls and Procedures

In accordance with the Public Reporting Directives of the Supervisor of Banks, the Chief Executive Officer and the Chief Accountant of the Bank must each separately sign a declaration regarding "Controls and Procedures Concerning Disclosure," in accordance with the directives of Section 302 of the law known as the "Sarbanes-Oxley Act," enacted in the United States (hereinafter: the "Disclosure Declaration"). This directive refers to the responsibility of management for the disclosure in the financial statements, and applies as of the financial statements dated June 30, 2005. The Disclosure Declaration refers to the controls and procedures established with regard to disclosure, aimed at ensuring that material information which the Bank is required to disclose in its financial statements is properly recorded, processed, and presented, and is reported in accordance with the Supervisor of Banks' Public Reporting Directives, and in accordance with additional reporting directives. The "controls and procedures concerning disclosure" are aimed, among other things, at ensuring that such material information is accumulated and delivered to the management of the corporation in an appropriate manner with respect to the disclosure requirements, and that disclosure is made to the auditors, the audit committee, and the board of directors.

Section 404 of the above-mentioned law was adopted by the Supervisor of Banks in December 2005, in a circular stating that banking corporations should prepare to include in their financial statements, starting with the financial statements for December 31, 2008, a declaration regarding management's responsibility for the establishment and maintenance of a suitable system of procedures of internal control of financial reporting, as well as an evaluation as of the end of the fiscal year of the effectiveness of the procedures of internal control of financial reporting. At the same time, auditors of banking corporations will be required to provide an opinion on the suitability of the internal controls of financial reporting at the Bank, in line with the relevant standards of the PCAOB (Public Company Accounting Oversight Board). The aforesaid two sections were unified by the Supervisor of Banks in September 2008, in a Proper Conduct of Banking Business Directive (Article 309).

In order to comply with the requirements of Section 404 of the above-mentioned law starting with the financial reports as of December 31, 2008, the Bank hired an external consulting company, under the supervision of the Board of Management and of the Audit Committee of the Board of Directors. The Bank adopted the COSO (Committee of Sponsoring Organizations) model for the structure of the internal control of financial reporting, and uses the risk approach, in line with the current directives of the SEC (the Securities and Exchange Commission in the United States) and of Standard 5, the current standard of the PCAOB for Article 404 of the law.

In accordance with the requirements, starting in 2006, the Bank carried out mapping and documentation of all material work processes, including an examination of the system of procedures of internal control of financial reporting. As part of this process, the recommended controls in each process according to the prevalent methodologies were compared to the existing controls at the Bank. With the completion of the mapping and documentation stages, during 2008 the Bank performed an examination of the effectiveness of the procedures for internal control of financial reporting, in accordance with the prevalent requirements and methodologies, through a test of the material controls in practice.

Evaluations of Controls and Procedures Regarding Disclosure

The Board of Management of the Bank, in cooperation with the Chief Executive Officer and the Chief Accountant of the Bank, has assessed the effectiveness of the controls and procedures regarding disclosure at the Bank as at December 31, 2008. Based on this assessment, the Chief Executive Officer and the Chief Accountant of the Bank have concluded that, as at the end of this period, the controls and procedures concerning disclosure at the Bank are effective in order to record, process, summarize, and report the information which the Bank is required to disclose in its financial statements, in accordance with the Public Reporting Directives of the Supervisor of Banks, on the date stipulated in these directives.

Changes in Internal Control

During the year ended on December 31, 2008, there was no change in the Bank's internal control of financial reporting that had a material impact, or could reasonably be expected to have a material impact, on the internal control of financial reporting at the Bank.

Dan Dankner
Chairman of the Board of Directors

Zvi Ziv
President and
Chief Executive Officer

Tel-Aviv, March 25, 2009.

Principal Data of the Bank Hapoalim Group

(in millions of NIS)

	For the year ended on December 31			Change compared with	
	2008	2007	2006	2007	2006
Profit and Profitability					
Profit from financing activities before provision for doubtful debts	**3,256**	6,933	7,579	(53.0%)	(57.0%)
Provision for doubtful debts	**1,520**	513	986	196.3%	54.2%
Operating and other income	**4,655**	5,250	5,371	(11.3%)	(13.3%)
Operating and other expenses	**8,147**	7,940	7,632	2.6%	6.7%
Operating profit (loss) before taxes	**(1,756)**	3,730	4,332	(147.1%)	(140.5%)
Provision for taxes (tax benefit) on operating profit	**(397)**	1,458	1,897	(127.2%)	(120.9%)
Operating profit (loss) after taxes	**(1,359)**	2,272	2,435	(159.8%)	(155.8%)
Net operating profit (loss)	**(1,469)**	2,328	2,496	(163.1%)	(158.9%)
Net profit from extraordinary transactions, after taxes	**574**	351	863	63.5%	(33.5%)
Net profit (loss)	**(895)**	2,679	3,359	(133.4%)	(126.6%)

	As at December 31			Change compared with	
	2008	2007	2006	2007	2006
Balance Sheet - Principal Items					
Total balance sheet	**306,847**	302,991	282,864	1.3%	8.5%
Credit to the public	**222,100**	204,725	186,399	8.5%	19.2%
Securities	**26,657**	48,406	44,520	(44.9%)	(40.1%)
Deposits from the public	**226,953**	231,750	217,004	(2.1%)	4.6%
Debentures and subordinated notes	**20,818**	18,812	18,384	10.7%	13.2%
Shareholders' equity	**18,795**	18,778	18,233	0.1%	3.1%

	2008	2007	2006
Principal Financial Ratios			
Shareholders' equity to total assets	**6.1%**	6.2%	6.4%
Tier I capital to risk assets	**7.60%**	7.50%	7.41%
Total Capital to risk assets	**11.15%**	10.26%	10.53%
Credit to the public to total assets	**72.4%**	67.6%	65.9%
Deposits from the public to total assets	**74.0%**	76.5%	76.7%
Operating income to operating expenses	**57.1%**	66.1%	70.4%
Operating expenses to total income	**103.0%**	65.2%	58.9%
Provision for doubtful debts to credit to the public (Balance sheet and off-balance sheet)	**0.4%**	0.2%	0.3%
Rate of provision for taxes	**22.6%**	39.1%	43.8%
Return of net operating profit on equity	**(7.8%)**	12.3%	14.4%
Return of net profit on equity	**(4.8%)**	14.1%	19.4%
Return of net profit on total assets	**(0.3%)**	0.9%	1.2%

Bank Hapoalim
Management's Review 2008

Consolidated Balance Sheets - Multi-Period Data
Appendix I

(in millions of NIS)

	December 31				
	2008	2007	2006	2005	2004
Assets					
Cash on hand and deposits with banks	**38,590**	*35,695	39,750	41,062	31,041
Securities	**26,657**	*48,406	*44,520	33,813	36,001
Securities which were borrowed or bought under agreements to resell	**-**	471	-	-	-
Credit to the public	**222,100**	*204,725	*186,399	193,024	189,652
Credit to governments	**270**	404	743	1,193	1,761
Investment in equity-basis investees	**480**	766	821	662	789
Bulidings and equipment	**3,905**	3,941	3,767	3,729	3,642
Other assets	**14,845**	8,583	6,864	7,411	6,012
Total assets	**306,847**	302,991	282,864	280,894	268,898
Liabilities and Shareholders' Equity					
Deposits from the public	**226,953**	231,750	217,004	213,892	206,666
Deposits from banks	**8,198**	9,043	7,662	6,424	7,301
Deposits from the Government	**1,657**	2,210	2,659	3,363	4,045
Securities which were lent or sold under agreements to repurchase	**237**	1,388	-	-	-
Debentures and subordinated notes	**20,818**	18,812	18,384	21,361	18,251
Other liabilities	**29,759**	20,068	18,229	19,070	16,387
Total liabilities	**287,622**	283,271	263,938	264,110	252,650
Minority interests	**430**	942	693	547	1,103
Shareholders' equity	**18,795**	18,778	18,233	16,237	15,145
Total liabilities and shareholders' equity	**306,847**	302,991	282,864	280,894	268,898

* Reclassified.

Consolidated Statements of Profit and Loss For the years 2004-2008 - Multi-Period Data

Appendix 2

(in millions of NIS)

	For the year ended on December 31				
	2008	2007	2006	2005	2004
Profit from financing activities before provision for doubtful debts	**3,256**	6,933	7,579	7,394	6,872
Provision for doubtful debts	**1,520**	513	986	1,268	1,768
Profit from financing activities after provision for doubtful debts	**1,736**	6,420	6,593	6,126	5,104
Operating and other Income					
Operating commissions	**4,310**	*4,247	*4,008	*3,711	*3,404
Profits (losses) from investment in shares, net	**(113)**	251	360	72	109
Other income	**458**	*752	*1,003	*1,032	*901
Total operating and other income	**4,655**	5,250	5,371	4,815	4,414
Operating and other expenses					
Salaries and related expenses	**4,762**	4,769	4,687	4,222	3,858
Maintenance and depreciation of buildings and equipment	**1,355**	1,300	1,239	1,174	1,086
Other expenses	**2,030**	1,871	1,706	1,629	1,444
Total operating and other expenses	**8,147**	7,940	7,632	7,025	6,388
Operating profit (loss) before taxes	**(1,756)**	3,730	4,332	3,916	3,130
Provision for taxes (tax benefit) on operating profit (loss)	**(397)**	1,458	1,897	1,645	1,369
Operating profit (loss) after taxes	**(1,359)**	2,272	2,435	2,271	1,761
Share in net after-tax operating profits (losses) of equity-basis investees	**(195)**	189	116	106	101
Minority interest in net after-tax operating profits of subsidiary companies	**85**	(133)	(55)	(79)	(52)
Net operating profit (loss)	**(1,469)**	2,328	2,496	2,298	1,810
Net profit (loss) from extraordinary transactions, after taxes	**574**	351	863	590	279
Net profit (loss)	**(895)**	2,679	3,359	2,888	2,089

* Reclassified.

Consolidated Statements of Profit and Loss
For the years 2004-2008 - Multi-Period Data
Appendix 2 (continued)

	For the year ended on December 31				
	2008	2007	2006	2005	2004
Net profit (loss) per share (in NIS)					
Net operating profit (loss)	**(1.13)**	1.85	1.98	1.83	1.45
Profit from extraordinary transactions,					
after taxes	**0.44**	0.28	0.68	0.47	0.22
Net profit (loss) per share	**(0.69)**	2.13	2.66	2.30	1.67
Diluted profit (loss)					
Net operating profit (loss)	**(1.13)**	1.83	1.97	1.82	1.45
Profit from extraordinary transactions,					
after taxes	**0.44**	0.28	0.68	0.47	0.22
Net profit (loss) per share	**(0.69)**	2.11	2.65	2.29	1.67

Rates of Financing Income and Expenses - Consolidated

Appendix 3

	2008				2007			
			Rate of income (expenses)				Rate of income (expenses)	
	Average Annual balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(3)	Average Annual balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(3)
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Israeli currency -								
Unlinked								
Assets(4)(5)	**118,148**	**6,706**	**5.68**		104,544	5,920	5.66	
Effect of derivatives(3):								
Embedded derivatives								
and ALM	**74,232**	**4,630**			51,517	*2,496		
Total Assets	**192,380**	**11,336**		**5.89**	156,061	*8,416		*5.39
Liabilities(5)	**(128,110)**	**(3,229)**	**(2.52)**		(114,732)	(3,002)	(2.62)	
Effect of derivatives(3):								
Embedded derivatives								
and ALM	**(55,225)**	**(3,876)**			(35,865)	(1,549)		
Total liabilities	**(183,335)**	**(7,105)**		**(3.88)**	(150,597)	*(4,551)		*(3.02)
Interest spread			**3.16**	**2.01**			3.04	*2.37
Israeli currency -								
Linked to the CPI								
Assets(4)(5)	**62,041**	**5,837**	**9.41**		57,870	4,553	7.87	
Effect of derivatives(3):								
Embedded derivatives								
and ALM	**1,537**	**59**			2,261	148		
Total Assets	**63,578**	**5,896**		**9.27**	60,131	4,701		7.82
Liabilities(5)	**(41,400)**	**(3,551)**	**(8.58)**		(41,039)	(2,764)	(6.74)	
Effect of derivatives(3):								
Embedded derivatives								
and ALM	**(17,627)**	**(1,333)**			(11,249)	(834)		
Total liabilities	**(59,027)**	**(4,884)**		**(8.27)**	(52,288)	(3,598)		(6.88)
Interest spread			**0.83**	**1.00**			1.13	0.94

* Reclassified.

(1) The data is given before and after the effect of derivative instruments (including off balance sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked Israeli currency, on the basis of daily balances) net of the average balance-sheet balance on the specific provision for doubtful debts.

(3) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(4) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading in the amount of NIS 51 million (December 31, 2007: NIS 109 million) in the unlinked segment, NIS 6 million (December 31, 2007: NIS 13 million) in the CPI-linked segment, NIS (503) million (December 31, 2007: NIS (170) million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(5) Excluding derivative instruments.

Note: Full details regarding rates of financing income and expenses in each segment, according to balance sheet items, are available upon request.

Rates of Financing Income and Expenses - Consolidated

Appendix 3 (continued)

	2008				2007			
			Rate of income (expenses)				Rate of income (expenses)	
	Average Annual balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(3)	Average Annual balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(3)
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Foreign currency - (Including Israeli currency linked to foreign currency)								
Assets(4)(5)	**105,286**	**(1,997)**	**(1.90)**		117,088	(535)	(0.46)	
Effect of derivatives(3):								
Hedging derivatives	**19,311**	**991**			26,578	1,451		
Embedded derivatives and ALM	**141,603**	**7,910**			126,049	*3,243		
Total Assets	**266,200**	**6,904**		**2.59**	269,715	*4,159		*1.54
Liabilities(5)	**(99,831)**	**4,077**	**4.08**		(107,066)	2,094	1.96	
Effect of derivatives(3):								
Hedging derivatives	**(19,242)**	**(755)**			(26,657)	(1,181)		
Embedded derivatives and ALM	**(144,808)**	**(8,781)**			(132,513)	*(2,954)		
Total liabilities	**(263,881)**	**(5,459)**		**(2.07)**	(266,236)	*(2,041)		*(0.77)
Interest spread			**2.18**	**0.52**			1.50	*0.77

* Reclassified.

(1) The data is given before and after the effect of derivative instruments (including off balance sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked Israeli currency, on the basis of daily balances) net of the average balance-sheet balance on the specific provision for doubtful debts.

(3) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(4) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading in the amount of NIS 51 million (December 31, 2007: NIS 109 million) in the unlinked segment, NIS 6 million (December 31, 2007: NIS 13 million) in the CPI-linked segment, NIS (503) million (December 31, 2007: NIS (170) million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(5) Excluding derivative instruments.

Note: Full details regarding rates of financing income and expenses in each segment, according to balance sheet items, are available upon request.

Rates of Financing Income and Expenses - Consolidated

Appendix 3 (continued)

	2008				2007			
			Rate of income (expenses)				Rate of income (expenses)	
	Average Annual balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(3)	Average Annual balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(3)
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Total								
Monetary assets generating financing income(4)(5)	**285,475**	**10,546**	**3.69**		279,502	9,938	3.56	
Effect of derivatives(3):								
Hedging derivatives	**19,311**	**991**			26,578	1,451		
Embedded derivatives and ALM	**217,372**	**12,599**			179,827	*5,887		
Total Assets	**522,158**	**24,136**		**4.62**	485,907	*17,276		*3.56
Monetary liabilities generating financing expenses(5)	**(269,341)**	**(2,703)**	**(1.00)**		(262,837)	(3,672)	(1.40)	
Effect of derivatives(3):								
Hedging derivatives	**(19,242)**	**(755)**			(26,657)	(1,181)		
Embedded derivatives and ALM	**(217,660)**	**(13,990)**			(179,627)	*(5,337)		
Total liabilities	**(506,243)**	**(17,448)**		**(3.45)**	(469,121)	*(10,190)		*(2.17)
Interest spread			**2.69**	**1.17**			2.16	*1.39

* Reclassified.

(1) The data is given before and after the effect of derivative instruments (including off balance sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked Israeli currency, on the basis of daily balances) net of the average balance-sheet balance on the specific provision for doubtful debts.

(3) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(4) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading in the amount of NIS 51 million (December 31, 2007: NIS 109 million) in the unlinked segment, NIS 6 million (December 31, 2007: NIS 13 million) in the CPI-linked segment, NIS (503) million (December 31, 2007: NIS (170) million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(5) Excluding derivative instruments.

Note: Full details regarding rates of financing income and expenses in each segment, according to balance sheet items, are available upon request.

Rates of Financing Income and Expenses - Consolidated

Appendix 3 (continued)

(in millions of NIS)

	2008		2007	
	Average Annual balance(1)	Financing income (expenses)	Average Annual balance(1)	Financing income (expenses)
In respect of options		**167**		(48)
In respect of other derivative instruments (not including options, hedging derivatives, ALM derivatives and embedded derivatives that have been detached)(2)		**(592)**		10
Commissions from financing transactions and other financing income(5)		**(2,909)**		(119)
Other financing expenses		**(98)**		4
Profit from financing activities before provision for doubtful debts		**3,256**		6,933
Provision for doubtful debts (including general and supplementary provision)		**(1,520)**		(513)
Profit from financing activities after provision for doubtful debts		**1,736**		6,420
Total				
Financial assets that generated financing income(3)(4)	**285,475**		279,502	
Assets deriving from derivative instruments(6)	**8,371**		5,278	
Other financial assets	**2,850**		1,205	
General provision and supplementary provision for doubtful debts	**(1,069)**		(1,154)	
Total financial assets	**295,627**		284,831	
Total				
Financial liabilities that generated financing expenses(4)	**(269,341)**		(262,837)	
Liabilities deriving from derivative instruments(6)	**(9,210)**		(5,068)	
Other financial liabilities	**(3,304)**		(3,703)	
Total financial liabilities	**(281,855)**		(271,608)	
Total excess of assets over financial liabilities	**13,772**		13,223	
Non-monetary assets	**7,140**		7,444	
Non-monetary liabilities	**(949)**		(922)	
Total capital resources	**(19,963)**		(19,745)	

(1) The data is given before and after the effect of derivative instruments (including off balance sheet effects of derivative instruments).
(2) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(3) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading in the amount of NIS 51 million (December 31, 2007: NIS 109 million) in the unlinked segment, NIS 6 million (December 31, 2007: NIS 13 million) in the CPI-linked segment, NIS (503) million (December 31, 2007: NIS (170) million) in the foreign currency segment (including Israeli currency linked to foreign currency).
(4) Excluding derivative instruments.
(5) Including profits and losses from sale of investments in bonds and from adjustment to fair value of bonds held for trading.
(6) Average balance-sheet balances of derivative instruments (not including average off balance sheet balances of derivative instruments).

Note: Full details regarding rates of financing income and expenses in each segment, according to balance sheet items, are available upon request.

Rates of Financing Income and Expenses - Consolidated

(in nominal amounts)

Appendix 3 (continued)

	2008				2007			
			Rate of income (expenses)				Rate of income (expenses)	
	Average Annual balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(3)	Average Annual balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(3)
	(in millions of USD)		%	%	(in millions of USD)		%	%
Foreign currency - (Including Israeli currency linked to foreign currency)								
Monetary assets in foreign currency generating financing income(4)(5)	**29,506**	**1,369**	**4.64**		28,568	2,131	7.46	
Effect of derivatives(3):								
Hedging derivatives	**5,245**	**220**			6,489	357		
Embedded derivatives and ALM	**39,818**	**4,143**			30,379	*2,017		
Total Assets	**74,569**	**5,732**		**7.69**	65,436	*4,505		*6.88
Monetary liabilities in foreign currency generating financing expenses(5)	**(27,957)**	**(783)**	**(2.80)**		(26,123)	(1,490)	(5.70)	
Effect of derivatives(3):								
Hedging derivatives	**(5,236)**	**(80)**			(6,514)	(292)		
Embedded derivatives and ALM	**(40,352)**	**(4,453)**			(32,075)	*(2,202)		
Total liabilities	**(73,545)**	**(5,316)**		**(7.23)**	(64,712)	*(3,984)		*(6.16)
Interest spread			**1.84**	**0.46**			1.76	*0.72

* Reclassified.

(1) The data is given before and after the effect of derivative instruments (including off balance sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked Israeli currency, on the basis of daily balances) net of the average balance-sheet balance on the specific provision for doubtful debts.

(3) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(4) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading in the amount of NIS 51 million (December 31, 2007: NIS 109 million) in the unlinked segment, NIS 6 million (December 31, 2007: NIS 13 million) in the CPI-linked segment, NIS (503) million (December 31, 2007: NIS (170) million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(5) Excluding derivative instruments.

Note: Full details regarding rates of financing income and expenses in each segment, according to balance sheet items, are available upon request.

Exposure to Changes in Interest Rates - Consolidated

As at December 31, 2008

Appendix 4

	On demand and up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 3 years
	(in million of NIS)			
Israeli currency - unlinked				
Total assets	**105,939**	**4,408**	**6,732**	**7,953**
Total liabilities	**106,247**	**7,433**	**13,694**	**4,852**
Difference	**(308)**	**(3,025)**	**(6,962)**	**3,101**
Effect of forward transactions and special commitments	**4,384**	**6,921**	**4,366**	**1,400**
Exposure to changes in interest rates within the segment	**4,076**	**3,896**	**(2,596)**	**4,501**
Accumulated exposure within the segment	**4,076**	**7,972**	**5,376**	**9,877**
Israeli currency - Linked to the CPI				
Total assets	**1,114**	**2,293**	**10,445**	**20,229**
Total liabilities	**731**	**1,460**	**5,716**	**10,529**
Difference	**383**	**833**	**4,729**	**9,700**
Effect of forward transactions and special commitments	**(206)**	**(998)**	**(3,580)**	**(1,757)**
Exposure to changes in interest rates within the segment	**177**	**(165)**	**1,149**	**7,943**
Accumulated exposure within the segment	**177**	**12**	**1,161**	**9,104**
Foreign Currency**				
Total assets	**59,961**	**18,795**	**11,454**	**7,528**
Total liabilities	**51,534**	**26,660**	**11,705**	**4,713**
Difference	**8,427**	**(7,865)**	**(251)**	**2,815**
Effect of forward transactions and special commitments	**(9,221)**	**323**	**8,196**	**(2,959)**
Exposure to changes in interest rates within the segment	**(794)**	**(7,542)**	**7,945**	**(144)**
Accumulated exposure within the segment	**(794)**	**(8,336)**	**(391)**	**(535)**

* In the "with no repayment period" column, both balance sheet and off-balance sheet figures are presented.

** Israeli operations, including Israeli currency linked to foreign currency, and integrated foreign branches.

General Notes:

(1) Full details regarding the exposure to changes in interest rates in each segment, according to balance sheet items, are available upon request.

(2) The maturity distribution presented above represents the present value of future flows, computed at the internal yield rate for each balance sheet item. Such future flows include interest which will accrue until the earlier of the repayment date or the date of change in the interest rate.

(3) The influence of hedge transactions is included in total assets or total liabilities, accordingly.

(in millions of NIS)

								December 31, 2007	
From 3 to 5 years	From 5 to 10 years	From 10 to 20 years	Over 20 years	With no repayment period*	Total	Internal yield rate	Average life	Internal yield rate	Average life
		(in million of NIS)				%	in years	%	in years
2,933	**2,311**	**205**	**1**	**3,098**	**133,580**	**4.91**	**0.37**	5.93	0.33
1,732	**1,395**	**414**	**248**	**401**	**136,416**	**2.24**	**0.30**	2.75	0.21
1,201	**916**	**(209)**	**(247)**	**2,697**	**(2,836)**	**2.67**	**0.07**	3.18	0.12
(600)	**(2,048)**	**36**	**-**	**-**	**14,459**				
601	**(1,132)**	**(173)**	**(247)**	**2,697**	**11,623**				
10,478	**9,346**	**9,173**	**8,926**	**11,623**					
11,424	**12,356**	**2,826**	**56**	**100**	**60,843**	**5.04**	**3.70**	5.09	3.70
7,919	**14,421**	**2,908**	**67**	**-**	**43,751**	**4.03**	**4.22**	4.09	3.89
3,505	**(2,065)**	**(82)**	**(11)**	**100**	**17,092**	**1.01**	**(0.52)**	1.00	(0.19)
(1,950)	**(5,083)**	**(1,975)**	**-**	**-**	**(15,549)**				
1,555	**(7,148)**	**(2,057)**	**(11)**	**100**	**1,543**				
10,659	**3,511**	**1,454**	**1,443**	**1,543**					
3,836	**3,354**	**172**	**-**	**648**	**105,748**	**3.85**	**0.41**	5.25	0.87
4,203	**5,146**	**2,498**	**-**	**615**	**107,074**	**2.87**	**1.26**	3.76	1.73
(367)	**(1,792)**	**(2,326)**	**-**	**33**	**(1,326)**	**0.98**	**(0.85)**	1.49	(0.86)
(857)	**1,842**	**3,766**	**-**	**-**	**1,090**				
(1,224)	**50**	**1,440**	**-**	**33**	**(236)**				
(1,759)	**(1,709)**	**(269)**	**(269)**	**(236)**					

Exposure to Changes in Interest Rates - Consolidated
As at December 31, 2008
Appendix 4 (continued)

	On demand and up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 3 years
	(in million of NIS)			
Non-monetary items				
Total assets	-	-	-	-
Total liabilities	-	-	-	-
Difference	-	-	-	-
Effect of forward transactions and special commitments	-	-	-	-
Exposure to changes in interest rates within the segment	-	-	-	-
Accumulated exposure within the segment	-	-	-	-
Overall exposure to changes in interest rates				
Total assets**	**167,014**	**25,496**	**28,631**	**35,710**
Total liabilities	**158,512**	**35,553**	**31,115**	**20,094**
Difference	**8,502**	**(10,057)**	**(2,484)**	**15,616**
Effect of forward transactions and special commitments	**(5,043)**	**6,246**	**8,982**	**(3,316)**
Exposure to changes in interest rates within the segment	**3,459**	**(3,811)**	**6,498**	**12,300**
Accumulated exposure within the segment	**3,459**	**(352)**	**6,146**	**18,446**

* In the "with no repayment period" column, both balance sheet and off-balance sheet figures are presented.
** Including shares presented in the "with no repayment period" column.

General Notes:
(1) Full details regarding the exposure to changes in interest rates in each segment, according to balance sheet items, are available upon request.
(2) The maturity distribution presented above represents the present value of future flows, computed at the internal yield rate for each balance sheet item. Such future flows include interest which will accrue until the earlier of the repayment date or the date of change in the interest rate.
(3) The influence of hedge transactions is included in total assets or total liabilities, accordingly.

(in millions of NIS)

From 3 to 5 years	From 5 to 10 years	From 10 to 20 years	Over 20 years	With no repayment period*	Total	Internal yield rate	Average life	December 31, 2007 Internal yield rate	December 31, 2007 Average life
(in million of NIS)						%	in years	%	in years
-	-	-	-	6,676	6,676				
-	-	-	-	381	381				
-	-	-	-	6,295	6,295				
-	-	-	-	-	-				
-	-	-	-	6,295	6,295				
-	-	-	-	6,295					
18,193	18,021	3,203	57	10,522	306,847	-	1.05	-	1.22
13,854	20,962	5,820	315	1,397	287,622	-	1.25	-	1.37
4,339	(2,941)	(2,617)	(258)	9,125	19,225	-	(0.20)	-	(0.15)
(3,407)	(5,289)	1,827	-	-	-				
932	(8,230)	(790)	(258)	9,125	19,225				
19,378	11,148	10,358	10,100	19,225					

Total Credit Risk to the Public by Economic Sectors - Consolidated
Appendix 5

(in millions of NIS)

1. In respect of borrower activities in Israel

	2008				
	Balance sheet credit risk(1)	Off-balance sheet credit risk(2)	Total credit risk to the public	Annual specific provision for doubtful debts	Problematic debt balances(3)
Agriculture	**1,404**	**387**	**1,791**	**(99)**	**158**
Industry	**20,608**	**17,836**	**38,444**	**431**	**3,596**
Construction and Real Estate	**39,663**	**19,505**	**59,168**	**418**	**5,847**
Electricity and water	**2,140**	**2,681**	**4,821**	**2**	**2**
Commerce	**14,162**	**6,829**	**20,991**	**54**	**410**
Hotels, hospitality & food services	**5,422**	**748**	**6,170**	**(11)**	**1,126**
Transportation and storage	**6,486**	**2,175**	**8,661**	**68**	**211**
Communications and computer services	**3,986**	**2,455**	**6,441**	**120**	**430**
Financial services*	**20,691**	**21,762**	**42,453**	**111**	**1,001**
Other business services	**12,017**	**3,253**	**15,270**	**63**	**289**
Public and community services	**6,650**	**1,597**	**8,247**	**12**	**224**
Private individuals - housing loans	**31,542**	**366**	**31,908**	**17**	**984**
Private individuals - other	**34,477**	**51,583**	**86,060**	**273**	**754**
Total	**199,248**	**131,177**	**330,425**	**1,459**	**15,032**
Credit risk included within the various economic sectors:					
Settlement movements(4)	**3,894**	**1,469**	**5,363**	**(13)**	**720**
Local authorities(5)	**4,188**	**299**	**4,487**	**-**	**58**

* For further details regarding investment in asset-backed securities, see Note 4.
(1) Credit to the public, investments in corporate bonds, securities which were borrowed or bought under agreements to resell and assets deriving from derivative instruments transacted against the public, amounted to NIS 192,997, 1,634, 0 and 4,617 respectively.
(2) Credit risk in respect of off-balance sheet financial instruments as calculated for the purpose of single borrower credit limitations.
(3) Problematic debt balances including off-balance sheet credit risk components, net of credit covered with collateral, is permitted as a deduction for purposes of individual and borrowers' group credit limits.
(4) Kibbutzim and Moshavim, regional and national organizations and entities controlled by settlement movements.
(5) Including entities under their control.

Credit risk and problematic debt balances are presented net of specific provision for doubtful debts.

Total Credit Risk to the Public by Economic Sectors - Consolidated

Appendix 5 (continued)

(in millions of NIS)

1. In respect of borrower activities in Israel (continued)

	*2007				
	Balance sheet credit risk[1]	Off-balance sheet credit risk[2]	Total credit risk to the public	Annual specific provision for doubtful debts	Problematic debt balances[3]
Agriculture	1,378	393	1,771	5	152
Industry	20,545	16,466	37,011	168	4,131
Construction and Real Estate	34,947	19,100	54,047	183	4,687
Electricity and water	2,070	1,794	3,864	1	1
Commerce	12,407	7,759	20,166	67	400
Hotels, hospitality & food services	4,754	971	5,725	(83)	1,208
Transportation and storage	5,558	2,178	7,736	5	58
Communications and computer services	3,273	2,418	5,691	25	745
Financial services**	17,311	18,388	35,699	(112)	553
Other business services	9,270	2,786	12,056	72	289
Public and community services	6,219	1,325	7,544	(28)	488
Private individuals - housing loans	29,175	462	29,637	50	1,064
Private individuals - other	33,515	47,094	80,609	207	692
Total	180,422	121,134	301,556	560	14,468
Credit risk included within the various economic sectors:					
Settlement movements[4]	4,220	1,217	5,437	4	992
Local authorities[5]	3,874	363	4,237	-	59

* Reclassified. Other debtors in respect of credit cards, in the amount of NIS 5,277 million, which were presented in a separate line in 2007 have been reclassified to the various economic sectors.

** For further details regarding investment in asset-backed securities, see Note 4.

(1) Credit to the public, investments in corporate bonds, securities which were borrowed or bought under agreements to resell and assets deriving from derivative instruments transacted against the public amounted to NIS 177,076, 1,593, 0, and 1,753 million, respectively.

(2) Credit risk in respect of off-balance sheet financial instruments as calculated for the purpose of single borrower credit limitations.

(3) Problematic debt balances including off-balance sheet credit risk components, net of credit covered with collateral, is permitted as a deduction for purposes of individual and borrowers' group credit limits.

(4) Kibbutzim and Moshavim, regional and national organizations and entities controlled by settlement movements.

(5) Including entities under their control.

Credit risk and problematic debt balances are presented net of specific provision for doubtful debts.

(in millions of NIS)

2. In respect of borrower activities abroad

	2008				
	Balance sheet credit risk(1)	Off-balance sheet credit risk(2)	Total credit risk to the public	Annual specific provision for doubtful debts	Problematic debt balances(3)
Agriculture	**38**	**49**	**87**	**-**	**-**
Industry	**6,688**	**3,369**	**10,057**	**18**	**71**
Construction and Real Estate	**5,266**	**916**	**6,182**	**5**	**17**
Electricity and water	**1,098**	**1,668**	**2,766**	**-**	**-**
Commerce	**1,484**	**1,042**	**2,526**	**-**	**58**
Hotels, hospitality & food services	**2,564**	**258**	**2,822**	**-**	**15**
Transportation and storage	**295**	**363**	**658**	**-**	**1**
Communications and computer services	**594**	**672**	**1,266**	**-**	**-**
Financial services*	**9,880**	**8,913**	**18,793**	**18**	**790**
Other business services	**1,121**	**258**	**1,379**	**-**	**-**
Public and community services	**1,204**	**208**	**1,412**	**-**	**83**
Private individuals - housing loans	**616**	**219**	**835**	**1**	**6**
Private individuals - other	**3,200**	**2,206**	**5,406**	**42**	**12**
Total	**34,048**	**20,141**	**54,189**	**84**	**1,053**

* For further details regarding investment in asset-backed securities, see Note 4.
(1) Credit to the public, investments in corporate bonds, securities which were borrowed or bought under agreements to resell and assets deriving from derivative instruments transacted against the public amounted to NIS 30,156, 2,870, 0 and 1,022 respectively.
(2) Credit risk in respect of off-balance sheet financial instruments as calculated for the purpose of single borrower credit limitations.
(3) Problematic debt balances including off-balance sheet credit risk components, net of credit covered with collateral, is permitted as a deduction for purposes of individual and borrowers' group credit limits.

Credit risk and problematic debt balances are presented net of specific provision for doubtful debts.

Total Credit Risk to the Public by Economic Sectors - Consolidated

Appendix 5 (continued)

(in millions of NIS)

2. In respect of borrower activities abroad (continued)

	2007				
	Balance sheet credit risk(1)	Off-balance sheet credit risk(2)	Total credit risk to the public	Annual specific provision for doubtful debts	Problematic debt balances(3)
Agriculture	40	4	44	-	-
Industry	3,772	3,274	7,046	3	35
Construction and Real Estate	4,238	1,383	5,621	-	12
Electricity and water	1,153	1,751	2,904	-	-
Commerce	1,704	1,539	3,243	1	-
Hotels, hospitality & food services	1,232	1,467	2,699	-	-
Transportation and storage	364	142	506	-	1
Communications and computer services	489	1,349	1,838	-	-
Financial services**	*30,612	*20,240	*50,852	3	583
Other business services	*1,234	*554	*1,788	-	-
Public and community services	1,047	1,412	2,459	-	58
Private individuals - housing loans	501	7	508	-	-
Private individuals - other	3,500	968	4,468	(2)	-
Total	49,886	34,090	83,976	5	689

* Reclassified.

** For further details regarding investment in asset-backed securities, see Note 4.

(1) Credit to the public, investments in corporate bonds, securities which were borrowed or bought under agreements to resell and assets deriving from derivative instruments transacted against the public amounted to NIS 28,737, 19,826, 471 and 852 million, respectively.

(2) Credit risk in respect of off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.

(3) Problematic debt balances including off-balance sheet credit risk components, net of credit covered with collateral, is permitted as a deduction for purposes of individual and borrowers' group credit limits.

Credit risk and problematic debt balances are presented net of specific provision for doubtful debts.

Total Credit Risk to the Public by Economic Sectors - Consolidated

Appendix 5 (continued)

(in millions of NIS)

3. Total in respect of borrower activities in Israel and abroad

	2008				
	Balance sheet credit risk[1]	Off-balance sheet credit risk[2]	Total credit risk to the public	Annual specific provision for doubtful debts	Problematic debt balances[3]
Agriculture	**1,442**	**436**	**1,878**	**(99)**	**158**
Industry	**27,296**	**21,205**	**48,501**	**449**	**3,667**
Construction and Real Estate	**44,929**	**20,421**	**65,350**	**423**	**5,864**
Electricity and water	**3,238**	**4,349**	**7,587**	**2**	**2**
Commerce	**15,646**	**7,871**	**23,517**	**54**	**468**
Hotels, hospitality & food services	**7,986**	**1,006**	**8,992**	**(11)**	**1,141**
Transportation and storage	**6,781**	**2,538**	**9,319**	**68**	**212**
Communications and computer services	**4,580**	**3,127**	**7,707**	**120**	**430**
Financial services*	**30,571**	**30,675**	**61,246**	**129**	**1,791**
Other business services	**13,138**	**3,511**	**16,649**	**63**	**289**
Public and community services	**7,854**	**1,805**	**9,659**	**12**	**307**
Private individuals - housing loans	**32,158**	**585**	**32,743**	**18**	**990**
Private individuals - other	**37,677**	**53,789**	**91,466**	**315**	**766**
Total	**233,296**	**151,318**	**384,614**	**1,543**	**16,085**
Credit risk included within the various economic sectors:					
Settlement movements[4]	**3,894**	**1,469**	**5,363**	**(13)**	**720**
Local authorities[5]	**4,188**	**299**	**4,487**	**-**	**58**

* For further details regarding investment in asset-backed securities, see Note 4.

(1) Credit to the public, investments in corporate bonds, securities which were borrowed or bought under agreements to resell and assets deriving from derivative instruments transacted against the public amounted to NIS 223,153, 4,504, 0 and 5,639 respectively.

(2) Credit risk in respect of off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.

(3) Problematic debt balances including off-balance sheet credit risk components, net of credit covered with collateral, is permitted as a deduction for purposes of individual and borrowers' group credit limits.

(4) Kibbutzim and Moshavim, regional and national organizations and entities controlled by settlement movements.

(5) Including entities under their control.

Credit risk and problematic debt balances are presented net of specific provision for doubtful debts.

Total Credit Risk to the Public by Economic Sectors - Consolidated

Appendix 5 (continued)

(in millions of NIS)

3. Total in respect of borrower activities in Israel and abroad (continued)

	*2007				
	Balance sheet credit risk(1)	Off-balance sheet credit risk(2)	Total credit risk to the public	Annual specific provision for doubtful debts	Problematic debt balances(3)
Agriculture	1,418	397	1,815	5	152
Industry	24,317	19,740	44,057	171	4,166
Construction and Real Estate	39,185	20,483	59,668	183	4,699
Electricity and water	3,223	3,545	6,768	1	1
Commerce	14,111	9,298	23,409	68	400
Hotels, hospitality & food services	5,986	2,438	8,424	(83)	1,208
Transportation and storage	5,922	2,320	8,242	5	59
Communications and computer services	3,762	3,767	7,529	25	745
Financial services**	47,923	38,628	86,551	(109)	1,136
Other business services	10,504	3,340	13,844	72	289
Public and community services	7,266	2,737	10,003	(28)	546
Private individuals - housing loans	29,676	469	30,145	50	1,064
Private individuals - other	37,015	48,062	85,077	205	692
Total	230,308	155,224	385,532	565	15,157
Credit risk included within the various economic sectors:					
Settlement movements(4)	4,220	1,217	5,437	4	992
Local authorities(5)	3,874	363	4,237	-	59

* Reclassified. Other debtors in respect of credit cards, in the amount of NIS 5,277 million, which were presented in a separate line in 2007 have been reclassified to the various economic sectors.

** For further details regarding investment in asset-backed securities, see Note 4.

(1) Credit to the public, investments in corporate bonds, securities which were borrowed or bought under agreements to resell and assets deriving from derivative instruments transacted against the public amounted to NIS 205,813, 21,419, 471 and 2,605 million, respectively.

(2) Credit risk in respect of off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.

(3) Problematic debt balances including off-balance sheet credit risk components, net of credit covered with collateral, is permitted as a deduction for purposes of individual and borrowers' group credit limits.

(4) Kibbutzim and Moshavim, regional and national organizations and entities controlled by settlement movements.

(5) Including entities under their control.

Credit risk and problematic debt balances are presented net of specific provision for doubtful debts.

Exposure to Foreign Countries - Consolidated[(1)]

(in millions of NIS)

Appendix 6

Part A - Information regarding total exposures to foreign countries and exposures to countries where total exposure to each country is greater than 1% of total assets or greater than 20% of capital, whichever is lower.

Country
A. United States
B. England
C. France
D. Turkey
E. Switzerland
F. Germany
G. Others
Total exposure to foreign countries
Total exposure to LDC countries

(1) Based on the final risk, taking into account guarantees, liquid collateral and credit derivatives.
(2) Credit risk in off-balance-sheet financial instruments, as calculated for the purpose of the limits on indebtedness of a borrower.
(3) Governments, Official institutions and Central Banks.
(4) Balance of problematic debts, net of debts covered by collateral deductible for the purpose of the limits on indebtedness of a borrower and of a group of borrowers. Does not include off-balance-sheet risk-adjusted assets.

As at December 31, 2008									
Balance Sheet Exposure								Off-Balance Sheet Exposure[2]	
Cross-Border Balance Sheet Exposure			Balance-sheet exposure of the Bank's overseas offices to local residents						
To Governments[3]	To Banks	Others	Balance-sheet exposures before deduction for local liabilities	Deduction for local liabilities	Balance-sheet exposures, net of local liabilities	Total balance-sheet exposure	Problematic debt balance[4]	Total off-balance-sheet exposure	Of which: off-balance-sheet problematic credit risk
9	**2,994**	**1,791**	**16,363**	**8,908**	**7,455**	**12,249**	**651**	**15,846**	**26**
1	**3,406**	**802**	**956**	**840**	**116**	**4,325**	**107**	**10,315**	**3**
-	**1,690**	**351**	**-**	**-**	**-**	**2,041**	**2**	**1,754**	**-**
13	**173**	**269**	**3,591**	**48**	**3,543**	**3,998**	**24**	**17**	**-**
-	**324**	**459**	**3,798**	**-**	**3,798**	**4,581**	**-**	**1,861**	**-**
464	**1,511**	**633**	**-**	**-**	**-**	**2,608**	**18**	**1,265**	**-**
400	**5,542**	**4,827**	**410**	**159**	**251**	**11,020**	**239**	**4,970**	**20**
887	**15,640**	**9,132**	**25,118**	**9,955**	**15,163**	**40,822**	**1,041**	**36,028**	**49**
34	**1,002**	**750**	**3,959**	**207**	**3,752**	**5,538**	**81**	**268**	**-**

Exposure to Foreign Countries - Consolidated[1]
Appendix 6 (continued)

(in millions of NIS)

Part B - Information regarding countries where total exposure to each country is between 0.75% and 1% of total consolidated assets, or between 15% and 20% of capital, whichever is lower.

Name of Country:
Canada

The aggregate balance-sheet exposures to foreign countries detailed in this section total NIS 2,525 million as at December 31, 2008.

Part C - Information regarding balance-sheet exposure to foreign countries with liquidity problems.

	Balance Sheet Balances									
	Romania	Kazakhstan	Ukraine	Iceland	Russia	Argentina	Venezuela	Indonesia	Hungary	Total
A. Change in amount of balance-sheet exposure to foreign countries with liquidity problems **in 2008**										
Total exposure at beginning of the year	**25**	**451**	**142**	**33**	**1,198**	**27**	**173**	**164**	**20**	**2,233**
Total exposure at end of the year	**39**	**379**	**87**	**11**	**531**	**26**	**35**	**145**	**11**	**1,264**
Increase (decrease) of exposure at end of period	**14**	**(72)**	**(55)**	**(22)**	**(667)**	**(1)**	**(138)**	**(19)**	**(9)**	**(969)**

The aforesaid disclosure includes countries meeting one of the following criteria:
1. Countries that have announced remission of debts.
2. Countries rated CCC or lower by the rating agency S&P.
3. Countries that have received aid from the IMF.
4. Countries with a high risk premium, as measured by CDS spreads.

Consolidated Balance Sheets - Multi-Quarter Data
(in millions of NIS)

For the years 2007-2008

Appendix 7

	For the year 2008				For the year 2007			
	Quarter 4	**Quarter 3**	**Quarter 2**	**Quarter 1**	Quarter 4	Quarter 3	Quarter 2	Quarter 1
Assets								
Cash on hand and deposits with banks	**38,590**	**37,464**	**42,298**	***36,816**	*35,695	39,798	39,690	42,799
Securities	**26,657**	***30,120**	***31,695**	***42,272**	*48,406	*49,395	*46,226	*48,358
Securities which were borrowed or bought under agreements to resell	**-**	**97**	**128**	**962**	471	1,005	946	1,085
Credit to the public	**222,100**	***214,296**	***211,193**	***210,496**	*204,725	*198,633	*191,496	*187,023
Credit to governments	**270**	**268**	**298**	**341**	404	451	519	556
Investments in equity-basis investees	**480**	**507**	**658**	**677**	766	878	907	928
Buildings and equipment	**3,905**	**3,814**	**3,972**	**3,988**	3,941	3,851	3,833	3,811
Other assets	**14,845**	**11,288**	**10,667**	**13,364**	8,583	7,888	7,212	6,260
Total assets	**306,847**	**297,854**	**300,909**	**308,916**	302,991	301,899	290,829	290,820
Liabilities and Shareholders' Equity								
Deposits from the public	**226,953**	**214,802**	**226,955**	**231,520**	231,750	231,922	224,880	220,976
Deposits from banks	**8,198**	**14,935**	**10,031**	**11,650**	9,043	8,528	6,886	11,680
Deposits from the government	**1,657**	**1,775**	**1,828**	**1,999**	2,210	2,285	2,472	2,622
Securities which were lent or sold under agreements to repurchase	**237**	**241**	**208**	**1,508**	1,388	1,104	41	34
Debentures and subordinated notes	**20,818**	**20,676**	**19,111**	**18,627**	18,812	18,402	17,914	18,158
Other liabilities	**29,759**	**25,919**	**23,227**	**25,357**	20,068	19,695	18,643	18,136
Total liabilities	**287,622**	**278,348**	**281,360**	**290,661**	283,271	281,936	270,836	271,606
Minority interests	**430**	**476**	**791**	**933**	942	806	779	721
Shareholders' equity	**18,795**	**19,030**	**18,758**	**17,322**	18,778	19,157	19,214	18,493
Total liabilities and shareholders' equity	**306,847**	**297,854**	**300,909**	**308,916**	302,991	301,899	290,829	290,820

* Reclassified.

Consolidated Statements of Profit and Loss - Multi-Quarter Data

For the years 2007-2008

Appendix 8

(in millions of NIS)

	For the year 2008				For the year 2007			
	Quarter 4	**Quarter 3**	**Quarter 2**	**Quarter 1**	Quarter 4	Quarter 3	Quarter 2	Quarter 1
Profit (loss) from financing activities before provision for doubtful debts	**1,242**	**2,083**	**1,943**	**(2,012)**	741	2,417	1,995	1,780
Provision for doubtful debts	**765**	**471**	**252**	**32**	(9)	139	202	181
Profit (loss) from financing activities after provision for doubtful debts	**477**	**1,612**	**1,691**	**(2,044)**	750	2,278	1,793	1,599
Operating and other income								
Operating commissions	**1,045**	**1,087**	**1,070**	**1,108**	*1,097	*1,073	*1,050	*1,027
Profit (loss) from investments in shares, net	**(96)**	**(38)**	**24**	**(3)**	77	30	19	125
Other income	**64**	**104**	**111**	**179**	*188	*164	*185	*215
Total operating and other income	**1,013**	**1,153**	**1,205**	**1,284**	1,362	1,267	1,254	1,367
Operating and other expenses								
Salaries and related expenses	**1,079**	**1,135**	**1,085**	**1,463**	1,204	1,312	1,119	1,134
Maintenance and depreciation of buildings and equipment	**354**	**332**	**326**	**343**	349	336	307	308
Other expenses	**575**	**493**	**500**	**462**	538	484	442	407
Total operating and other expenses	**2,008**	**1,960**	**1,911**	**2,268**	2,091	2,132	1,868	1,849
Operating profit (loss) before taxes	**(518)**	**805**	**985**	**(3,028)**	21	1,413	1,179	1,117
Provision for taxes (tax benefit) on operating profit	**(206)**	**330**	**431**	**(952)**	(31)	561	440	488
Operating profit (loss) after taxes	**(312)**	**475**	**554**	**(2,076)**	52	852	739	629
Share in net, after-tax operating profits (losses) of equity-basis investees	**(131)**	**(77)**	**6**	**7**	62	9	34	84
Minority interests in net after-tax operating (profits) losses of subsidiary companies	**50**	**(14)**	**(15)**	**64**	(18)	(35)	(57)	(23)
Net operating profit (loss)	**(393)**	**384**	**545**	**(2,005)**	96	826	716	690
Net profit (loss) from extraordinary transactions, after taxes	**30**	**57**	**49**	**438**	123	(3)	286	(55)
Net profit (loss)	**(363)**	**441**	**594**	**(1,567)**	219	823	1,002	635

* Reclassified.

Consolidated Statements of Profit and Loss - Multi-Quarter Data
For the years 2007-2008
Appendix 8 (continued)

(in millions of NIS)

	For the year 2008				For the year 2007			
	Quarter 4	**Quarter 3**	**Quarter 2**	**Quarter 1**	Quarter 4	Quarter 3	Quarter 2	Quarter 1
Net profit (loss)								
per share (in NIS)								
Net operating profit (loss)	**(0.31)**	**0.29**	**0.42**	**(1.59)**	0.08	0.65	0.57	0.55
Net profit (loss) from								
extraordinary transactions	**0.02**	**0.04**	**0.04**	**0.35**	0.10	(0.00)	0.23	(0.05)
Total	**(0.29)**	**0.33**	**0.46**	**(1.24)**	0.18	0.65	0.80	0.50
Diluted profit (loss)								
per share (in NIS)								
Net operating profit (loss)	**(0.31)**	**0.29**	**0.41**	**(1.59)**	0.07	0.65	0.57	0.54
Profit from extraordinary								
transactions, after taxes	**0.02**	**0.04**	**0.04**	**0.35**	0.09	(0.00)	0.23	(0.04)
Total	**(0.29)**	**0.33**	**0.45**	**(1.24)**	0.16	0.65	0.80	0.50

CEO Certification

I, Zvi Ziv, declare that:

1. I have reviewed the annual report of Bank Hapoalim B.M. (hereinafter: the "Bank") for the year 2008 (hereinafter: the "Report").
2. Based on my knowledge, the Report contains no incorrect presentation of a material fact, and there is no presentation of a material fact missing from the Report that is necessary so that the presentations included therein, in light of the circumstances under which such presentations were included, are not misleading with regard to the period covered by the Report.
3. Based on my knowledge, the financial statements and other financial information included in the Report correctly reflect the financial condition, results of operations, changes in shareholders' equity, and cash flows of the Bank, in all material aspects, for the dates and periods covered in the Report.
4. I, and others at the Bank making this declaration, are responsible for the establishment and application of controls and procedures with regard to the Bank's disclosure and internal control of financial reporting (as defined in the Public Reporting Directives concerning the "Board of Directors' Report"); furthermore:
   A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, aimed at ensuring that material information pertaining to the Bank, including its consolidated corporations, is brought to our knowledge by others at the Bank and at such corporations, in particular during the preparation of the Report;
   B. We have established such internal control of financial reporting, or caused such internal control of financial reporting to be established under our supervision, intended to provide a reasonable degree of confidence with regard to the reliability of the financial reporting, and that the financial reports for external purposes are prepared in accordance with generally accepted accounting principles and with the directives and guidelines of the Supervisor of Banks;
   C. We have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank, and we have presented our findings with regard to the effectiveness of the controls and procedures concerning disclosure, as at the end of the period covered in the Report, based on our assessment; and
   D. We have disclosed in the Report any change in the internal control of financial reporting at the Bank that occurred during the fourth quarter, and that had a material effect, or could reasonably be expected to have a material effect, on the internal control of financial reporting at the Bank; and
5. I, and others at the Bank making this declaration, have disclosed to the auditors, to the Board of Directors, and to the Audit Committee of the Board of Directors of the Bank, based on our most current assessment of the internal control of financial reporting:
   A. Any significant deficiencies or material weaknesses in the establishment or application of internal control of financial reporting that can reasonably be expected to impair the Bank's ability to record, process, summarize, or report financial information; and
   B. Any fraud, whether material or immaterial, in which the Board of Management was involved, or in which other employees were involved who have a significant role in the internal control of financial reporting at the Bank.

The aforesaid shall not detract from my responsibility, or from the responsibility of any other person, under any law.

Zvi Ziv
President & Chief Executive Officer

Tel Aviv, March 25, 2009

Chief Accountant Certification

I, Ofer Levy, declare that:

1. I have reviewed the annual report of Bank Hapoalim B.M. (hereinafter: the "Bank") for the year 2008 (hereinafter: the "Report").
2. Based on my knowledge, the Report contains no incorrect presentation of a material fact, and there is no presentation of a material fact missing from the Report that is necessary so that the presentations included therein, in light of the circumstances under which such presentations were included, are not misleading with regard to the period covered by the Report.
3. Based on my knowledge, the financial statements and other financial information included in the Report correctly reflect the financial condition, results of operations, changes in shareholders' equity, and cash flows of the Bank, in all material aspects, for the dates and periods covered in the Report.
4. I, and others at the Bank making this declaration, are responsible for the establishment and application of controls and procedures with regard to the Bank's disclosure and internal control of financial reporting (as defined in the Public Reporting Directives concerning the "Board of Directors' Report"); furthermore:
   A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, aimed at ensuring that material information pertaining to the Bank, including its consolidated corporations, is brought to our knowledge by others at the Bank and at such corporations, in particular during the preparation of the Report;
   B. We have established such internal control of financial reporting, or caused such internal control of financial reporting to be established under our supervision, intended to provide a reasonable degree of confidence with regard to the reliability of the financial reporting, and that the financial reports for external purposes are prepared in accordance with generally accepted accounting principles and with the directives and guidelines of the Supervisor of Banks;
   C. We have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank, and we have presented our findings with regard to the effectiveness of the controls and procedures concerning disclosure, as at the end of the period covered in the Report, based on our assessment; and
   D. We have disclosed in the Report any change in the internal control of financial reporting at the Bank that occurred during the fourth quarter, and that had a material effect, or could reasonably be expected to have a material effect, on the internal control of financial reporting at the Bank; and
5. I, and others at the Bank making this declaration, have disclosed to the auditors, to the Board of Directors, and to the Audit Committee of the Board of Directors of the Bank, based on our most current assessment of the internal control of financial reporting:
   A. Any significant deficiencies or material weaknesses in the establishment or application of internal control of financial reporting that can reasonably be expected to impair the Bank's ability to record, process, summarize, or report financial information; and
   B. Any fraud, whether material or immaterial, in which the Board of Management was involved, or in which other employees were involved who have a significant role in the internal control of financial reporting at the Bank.

The aforesaid shall not detract from my responsibility, or from the responsibility of any other person, under any law.

Ofer Levy
Senior Deputy Managing Director,
Chief Accountant

Tel Aviv, March 25, 2009

Report of the Board of Directors and the Board of Management on the Internal Control of Financial Reporting

The Board of Directors and the Board of Management of Bank Hapoalim (hereinafter: the "Bank") are responsible for the establishment and application of adequate internal control of financial reporting (as defined in the Public Reporting Directives concerning the "Board of Directors' Report).The system of internal control at the Bank was designed to provide a reasonable degree of confidence to the Board of Directors and the Board of Management with regard to the adequate preparation and presentation of the financial reports, which are published in accordance with generally acceptance accounting principles and the directives and guidelines of the Supervisor of Banks. Regardless of the quality of planning of the internal control systems, any such system has inherent limitations.Thus, even if we determine that these systems are effective, such systems can provide only a reasonable degree of confidence with regard to the preparation and presentation of the financial reports.

The Board of Management, under the supervision of the Board of Directors, maintains a comprehensive system of controls aimed at ensuring that transactions are executed in accordance with the Board of Management's authorizations, that assets are protected, and that accounting records are reliable. In addition, the Board of Management, under the supervision of the Board of Directors, applies measures to ensure that information and communication channels are effective and monitor performance, including the performance of internal control procedures.

The Board of Management of the Bank, under the supervision of the Board of Directors, assessed the effectiveness of the Bank's internal control of financial reporting as at December 31, 2008, based on the criteria established in the internal control model of the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this assessment, the Board of Management believes that as at December 31, 2008, the Bank's internal control of financial reporting is effective.

The effectiveness of the Bank's internal control of financial reporting as at December 31, 2008 was audited by the Bank's external auditors, Ziv Haft Certified Public Accountants (Isr.) and Somekh Chaikin Certified Public Accountants (Isr.), as noted in their report on page 256. The auditors' report includes an unqualified opinion with regard to the effectiveness of the Bank's internal control of financial reporting as at December 31, 2008.

Dan Dankner
Chairman of the Board of Directors

Zvi Ziv
President &
Chief Executive Officer

Ofer Levy
Senior Deputy Managing Director,
Chief Accountant

Tel Aviv, March 25, 2009

Bank Hapoalim
Financial Statements 2008

KPMG

Somekh Chaikin

BDO
ZIV HAFT

Report of the independent auditors - internal control over financial reporting

We have audited the internal control over financial reporting of Bank Hapoalim Ltd. (hereinafter - "the Bank") as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Bank's Board of Directors and Management are responsible for maintaining effective internal control over financial reporting and for their assessment of the effectiveness of internal control over financial reporting, included in the accompanying Directors' and Management's reports on internal control over financial reporting. Our responsibility is to express an opinion on the Bank's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States), as adopted by the Supervisor of Banks. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

The internal control of a bank over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Israel (Israeli GAAP) and directives and guidelines of the Supervisor of Banks. The internal control of a bank over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statement in accordance with Israeli GAAP and directives and guidelines of the Supervisor of Banks, and that receipts and expenditures of the bank are being made only in accordance with authorizations of management and directors of the bank; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the bank's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Bank maintained, in all material respects, effective material control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with accepted auditing standards, including those prescribed under the Israeli Auditors' Regulations (Auditor's Mode of Performance), 1973, and auditing standards applied in the audit of banking corporations as determined by guidelines of the Supervisor of Banks, the accompanying balance sheets of the Bank as of December 31, 2008 and 2007 and the consolidated balance sheets as of such dates and the related statements of income, statement of changes in shareholders' equity and statements of cash flows - of the Bank and consolidated – for each of the years in the three-year period ended on December 31, 2008, and our report dated March 25, 2009, expressed an unqualified opinion on the said consolidated financial statements.

Somekh Chaikin
Certified Public Accountants (ISR)

Ziv Haft
Certified Public Accountants (ISR)

Tel Aviv, March 25, 2009

KPMG

Somekh Chaikin

BDO
ZIV HAFT

Auditors' Report to the Shareholders of Bank Hapoalim B.M.

We have audited the accompanying consolidated financial statements of Bank Hapoalim B.M. (hereinafter: "the Bank") and its subsidiaries: Balance Sheets as at December 31, 2008 and 2007 and the related statements of profit and loss, shareholders' equity and cash flows, for each of the three years, in the period which ended December 31, 2008. These financial statements are at the responsibility of the Bank's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Generally Accepted Auditing Standards in Israel, including standards prescribed by the Auditors Regulations (Manner of Auditor's Performance) 1973, and auditing standards which application in auditing banking corporates was enforced by the Supervisor of Banks. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by the Management of the Bank, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, based on our audit the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank as at December 31, 2008 and 2007 and the results of operations, changes in shareholders' equity and the cash flows for each of the three years, in the period which ended December 31, 2008, in conformity with Generally Accepted Accounting Principles in Israel. Furthermore, in our opinion, these statements have been prepared in accordance with the directives and guidelines of the Supervisor of Banks.

Without qualifying our opinion, we draw attention to Note 21C (3) (b) to the financial statements regarding exposure to class actions that were filed against the Bank.

We have also audited in accordance with standards prescribed by the Public Company Accounting Oversight Board (United States) (PCAOB), as adopted by the Supervisor of Banks, the internal control of the Bank over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 25, 2009, expressed an unqualified opinion on the maintenance of an effective internal control at the Bank.

Somekh Chaikin
Certified Public Accountants (Isr.)

Ziv Haft
Certified Public Accountants (Isr.)

Tel-Aviv, March 25, 2009

Consolidated Balance Sheets
as at December 31, 2008

(in millions of NIS)

	Note	December 31 2008	2007
Assets			
Cash on hand and deposits with banks	3	**38,590**	*35,695
Securities	4, 16	**26,657**	*48,406
Securities which were borrowed or bought under agreements to resell		**-**	471
Credit to the public	5	**222,100**	*204,725
Credit to governments	6	**270**	404
Investments in equity-basis investees	7	**480**	766
Buildings and equipment	8	**3,905**	3,941
Other assets	9	**14,845**	8,583
Total assets		**306,847**	302,991
Liabilities and Shareholders' Equity			
Deposits from the public	10	**226,953**	231,750
Deposits from banks	11	**8,198**	9,043
Deposits from the Government		**1,657**	2,210
Securities which were lent or sold under agreements to repurchase		**237**	1,388
Debentures and subordinated notes	12	**20,818**	18,812
Other liabilities	13	**29,759**	20,068
Total liabilities		**287,622**	283,271
Minority interests		**430**	942
Shareholders' equity	14	**18,795**	18,778
Total liabilities and shareholders' equity		**306,847**	302,991

* Reclassified.

The accompanying notes are an integral part of the financial statements.

Dan Dankner
Chairman of the Board of Directors

Zvi Ziv
President &
Chief Executive Officer

Ofer Levy
Senior Deputy Managing Director
Chief Accountant

Tel Aviv, March 25, 2009.

Consolidated Statements of Profit and Loss
for the year ended December 31, 2008

(in millions of NIS)

	Note	2008	2007	2006
Profit from financing activities before provision for doubtful debts	23	**3,256**	6,933	7,579
Provision for doubtful debts	5C	**1,520**	513	986
Profit from financing activities after provision for doubtful debts		**1,736**	6,420	6,593
Operating and other income				
Operating commissions	24	**4,310**	*4,247	*4,008
Profits (losses) from investments in shares, net	25	**(113)**	251	360
Other income	26	**458**	*752	*1,003
Total operating and other income		**4,655**	5,250	5,371
Operating and other expenses				
Salaries and related expenses	27	**4,762**	4,769	4,687
Maintenance and depreciation of buildings and equipment		**1,355**	1,300	1,239
Other expenses	28	**2,030**	1,871	1,706
Total operating and other expenses		**8,147**	7,940	7,632
Operating profit (loss) before taxes		**(1,756)**	3,730	4,332
Provision for taxes (tax benefit) on operating profit (loss)	29	**(397)**	1,458	1,897
Operating profit (loss) after taxes		**(1,359)**	2,272	2,435
Share in net, after-tax operating profits (losses) of equity-basis investees	7B	**(195)**	189	116
Minority interests in net, after-tax operating (profits) losses of subsidiary companies		**85**	(133)	(55)
Net operating profit (loss)		**(1,469)**	2,328	2,496
Net profit from extraordinary transactions, after taxes	30	**574**	351	863
Net profit (loss)		**(895)**	2,679	3,359
Net profit (loss) per share (in NIS)	2(O), 31			
Net operating profit (loss)		**(1.13)**	1.85	1.98
Profit from extraordinary transactions, after taxes		**0.44**	0.28	0.68
Net profit (loss) per share		**(0.69)**	2.13	2.66
Diluted profit (loss) per share (in NIS)				
Net operating profit (loss)		**(1.13)**	1.83	1.97
Profit from extraordinary transactions, after taxes		**0.44**	0.28	0.68
Net profit (loss) per share		**(0.69)**	2.11	2.65

* Reclassified.

The accompanying notes are an integral part of the financial statements.

Statement of Changes in Shareholders' Equity
for the year ended December 31, 2008

Balance as at January 1, 2006
Net profit for the year
Realization of options to shares
Adjustments in respect of presentation of securities available for sale at fair value
Adjustments in respect of presentation of securities available for sale
which were reclassified to the statement of profit and loss
Related tax effect
Dividend paid
Dividend that was declared after the balance sheet date
Benefit inherent in share based payment transactions
Net loss in respect of cash flow hedging
Related tax effect
Balance as at January 1, 2007
Net profit for the year
Adjustments in respect of presentation of securities available for sale at fair value
Adjustments in respect of presentation of securities available for sale
which were reclassified to the statement of profit and loss
Related tax effect
Dividend paid
Benefit inherent in share based payment transactions
Net loss in respect of cash flow hedging
Related tax effect
Translation adjustments relating to equity basis investees*
Other adjustments relating to equity basis investees

* Adjustments from translation of financial statements of autonomous units.

The accompanying notes are an integral part of the financial statements.

(in millions of NIS)

				Cumulative other comprehensive income					
Share capital and premium	Capital reserve from benefit inherent in share based payment transactions	Other capital reserves	Total capital and capital reserves	Adjustments in respect of presentation of securities available for sale at fair value	Translation adjustments*	Net losses in respect of cash flow hedging	Surplus	Dividend that was declared after the balance sheet date	Total shareholders' equity
7,238	30	13	7,281	264	2	-	8,551	139	16,237
							3,359		3,359
21	-		21						21
				112					112
				(60)					(60)
				(22)					(22)
							(1,311)	(139)	(1,450)
							(378)	378	-
	38		38						38
					-	(4)	-		(4)
			-		-	2			2
7,259	68	13	7,340	294	2	(2)	10,221	378	18,233
							2,679		2,679
				(688)					(688)
				(45)					(45)
				294					294
							(1,222)	(378)	(1,600)
	69		69						69
						(237)			(237)
						92			92
			-		(13)				(13)
		(6)	(6)		-				(6)

Statement of Changes in Shareholders' Equity
for the year ended December 31, 2008
(continued)

Balance as at January 1, 2008
Net loss for 2008
Share Issue
Adjustments in respect of presentation of securities available for sale at fair value
Adjustments in respect of presentation of securities available for sale which were reclassified to the statement of profit and loss
Related tax effect
Benefit inherent in share based payment transactions
Realization of options to shares
Net loss in respect of cash flow hedging
Net profit in respect of cash flow hedging which was reclassified to the statement of profit and loss
Related tax effect
Translation adjustments relating to equity basis investees*
Other adjustments relating to equity basis investees
Balance as at December 31, 2008

* Adjustments from translation of financial statements of autonomous units.
** Including an amount of NIS 2,743 million which cannot be distributed as dividend.

The accompanying notes are an integral part of the financial statements.

(in millions of NIS)

				Cumulative other comprehensive income					
Share capital and premium	Capital reserve from benefit inherent in share based payment transactions	Other capital reserves	Total share capital and capital reserves	Adjustments in respect of presentation of securities available for sale at fair value	Translation adjustments*	Net losses in respect of cash flow hedging	Surplus	Dividend that was declared after the balance sheet date	Total shareholders' equity
7,259	**137**	**7**	**7,403**	**(145)**	**(11)**	**(147)**	**11,678**	**-**	**18,778**
							(895)		**(895)**
736		**3**	**739**						**739**
				(400)					**(400)**
				659					**659**
				(86)					**(86)**
	52		**52**						**52**
38	**(38)**								**-**
						(11)			**(11)**
						133			**133**
						(45)			**(45)**
					(124)				**(124)**
		(5)	**(5)**						**(5)**
8,033	**151**	**5**	**8,189**	**28**	**(135)**	**(70)**	****10,783**	**-**	**18,795**

Consolidated Statements of Cash Flows

for the year ended December 31, 2008

(in millions of NIS)

	2008	2007	2006
Cash flows generated by operating activities			
Net profit (loss) for the year	**(895)**	2,679	3,359
Adjustments to reconcile net profit to net cash generated by operating activities:			
The bank's share in net equity basis investees including dividend received	**243**	(131)	(87)
Minority interests in net profits (losses) of subsidiary companies	**(85)**	133	55
Depreciation	**628**	564	530
Other amortizations, net	**46**	*26	*16
Provision for doubtful debts	**1,520**	513	986
Loss (gain) from sale and adjustment of securities available for sale and held to maturity	**7,896**	(710)	12
Realized and unrealized loss (profit) from adjustments to fair value of securities held for trading	**(35)**	8	(17)
Loss (profit) from sale, decrease in value and change in holding rates in equity-basis investees	**(164)**	(84)	(273)
Loss (gain) from sale of buildings and equipment	**(12)**	(62)	16
Provision for anticipated loss in respect of buildings designated for sale	**-**	3	(18)
Change in benefit inherent in share based transactions	**59**	*62	*38
Retirement compensation-increase in excess accrued reserve over prepaid assets	**627**	*144	*166
Deferred taxes, net	**(338)**	(8)	(23)
Net cash inflow generated by operating activities	**9,490**	3,137	4,760

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows
for the year ended December 31, 2008
(continued)

(in millions of NIS)

	2008	2007	2006
Cash flows used in activities in assets			
Deposits in banks, net	**(1,510)**	(1,992)	(1,448)
Acquisition of debentures held to maturity	**(175)**	*(333)	(2,730)
Proceeds from redemption of debentures held to maturity	**1,051**	643	124
Acquisition of securities available for sale	**(25,678)**	*(29,717)	(29,410)
Proceeds from sale of securities available for sale	**33,942**	25,792	20,721
Securities held for trading, net	**1,598**	(353)	259
Securities which were borrowed or bought under agreements to resell, net	**471**	1,311	-
Credit to the public, net	**(24,587)**	*(20,481)	(864)
Credit to governments, net	**134**	339	450
Acquisition of shares in equity basis investee companies	**-**	(18)	(140)
Acquisition of subsidiaries consolidated for the first time (Addendum A)	**-**	(144)	(159)
Investment in capital notes of an equity-basis investee	**(202)**		
Proceeds in respect of companies removed from consolidation (Addendum B)	**(823)**	-	(801)
Proceeds from sale of investment in equity-basis investees	**-**	269	257
Acquisition of buildings and equipment	**(820)**	(749)	(738)
Proceeds from sale of buildings and equipment	**38**	95	29
Other assets, net	**(6,076)**	(1,222)	640
Net cash inflow for activities in assets	**(22,637)**	*(26,560)	(13,810)
Cash flows generated by activities in liabilities and capital			
Deposits from the public, net	**7,565**	14,455	11,591
Deposits from banks, net	**(3,229)**	1,381	377
Deposits from the Government, net	**(553)**	(449)	(613)
Securities which were lent or sold under agreements to repurchase, net	**(1,151)**	1,388	-
Debentures and subordinated notes, net	**2,006**	428	(2,618)
Other liabilities, net	**9,689**	*1,611	*(382)
Issue of shares and options	**739**	-	21
Issue of shares to minority shareholders in subsidiaries	**-**	118	-
Dividend paid to the Bank's shareholders	**-**	(1,600)	(1,815)
Dividend paid to minority shareholders in subsidiaries	**-**	-	(149)
Net cash inflow generated by activities in liabilities and capital	**15,066**	17,332	6,412
Increase (decrease) in cash	**1,919**	*(6,091)	(2,638)
Balance of cash at beginning of year	**28,000**	34,091	36,729
Balance of cash at end of year	**29,919**	*28,000	34,091

The accompanying notes are an integral part of the financial statements.

* Reclassified.

Consolidated Statements of Cash Flows
for the year ended December 31, 2008
(continued)

(in millions of NIS)

Addendum A

	2008	2007	2006
Acquisition of subsidiaries consolidated for the first time			
Assets and Liabilities of consolidated subsidiaries, at the date of acquisition:			
Assets(1)	-	337	1,079
Liabilities	-	313	622
Minority interests	-	-	311
Goodwill	-	120	13
Cash flow for acquisition of subsidiaries consolidated for the first time	-	(144)	(159)

Addendum B

	2008	2007	2006
Consideration from realization of investments in subsidiaries that were consolidated in the past:			
Assets(2)	**9,563**	-	7,946
Liabilities	**10,121**	-	8,746
Minority interests	**429**	-	194
Capital gain from realization of investments in subsidiaries that were consolidated in the past	**164**	-	193
Cash flow from realization of investments in subsidiaries consolidated in the past	**(823)**	-	(801)

* Reclassified.
(1) In 2007: Including attributed surplus cost in the amount of NIS 9 million and excluding cash in the amount of NIS 142 million; (in 2006: Including attributed surplus cost in the amount of NIS 27 million and excluding cash in the amount of NIS 416 million).
(2) Excluding cash in the amount of NIS 1,516 million (in 2006: Excluding cash in the amount of NIS 1,415 million).

The accompanying notes are an integral part of the financial statements.

Notes to the Financial Statements
as at December 31, 2008

Note 1
General

The Bank is an Israeli corporation. The financial statements were prepared in accordance with the directives and guidelines of the Supervisor of Banks with regard to the preparation of annual financial statements of a bank, the opinions of the Institute of Certified Public Accountants in Israel, and the accounting standards of the Israeli Accounting Standards Board. Note 35 presents the condensed financial statements of the Bank, including the balance sheet, statement of profit and loss, and statement of cash flows. The Bank has received approval from the Supervisor of Banks to publish the annual financial statements on a consolidated basis only.

Note 2
Significant
Accounting Policies

A. Financial Statements in Reported Amounts:

(1) In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12, with regard to "Cessation of Adjustment of Financial Statements." In accordance with this Standard, and in accordance with Accounting Standard No. 17, published in December 2002, the adjustment of financial statements for inflation ceased as of January 1, 2004, and the Bank began reporting in reported amounts as of that date.

(2) In the past, the Bank prepared its financial statements based on historical cost adjusted to the consumer price index. Amounts adjusted in the aforesaid manner included in the financial statements as at December 31, 2003 served as a starting point for nominal financial reporting as of January 1, 2004. Additions performed during the period were included at nominal values.

(3) The amounts of non-monetary assets do not necessarily represent the exercise value or the current economic value; they reflect only the reported amounts of those assets.

(4) Definitions
In these financial statements:
Adjusted amount - Nominal historical amount adjusted according to the changes in the general purchasing power of Israeli currency, in accordance with the directives of the Opinion Statements of the Institute of Certified Public Accountants in Israel.
Reported amount - Amount adjusted to the transition date, with the addition of amounts in nominal values added subsequent to the transition date, and subtracting amounts deducted subsequent to the transition date.
Transition date - December 31, 2003.
Adjusted financial reporting - Financial reporting in adjusted values, according to the changes in the general purchasing power of Israeli currency, in accordance with the directives of the Opinion Statements of the Institute of Certified Public Accountants in Israel.

(5) Balance Sheets
(a) Non-monetary items (mainly fixed assets and investments presented at cost) are presented in reported amounts.
(b) Monetary items are presented in the balance sheet according to the linkage terms of each balance.
(c) The book value of investments in equity-basis investees and of rights of external shareholders in consolidated companies is determined on the basis of these companies' reports in reported amounts.
(d) In the financial statements, "cost" refers to cost in reported amounts.

(6) Statements of Profit and Loss
(a) Income and expenses arising from non-monetary items (e.g. amortization and depreciation, advance expenses and income, etc.) or from provisions included in the balance sheet are derived from the difference between the reported amount at the opening balance and the reported amount at the closing balance.
(b) Other components of the statement of profit and loss are presented in nominal values.
(c) The Bank's share and minority interests' share in the profits of subsidiaries and affiliates are determined based on these companies' reports in reported amounts.

(7) Report on Changes in Shareholders' Equity
Dividends declared during the reporting period are presented in nominal values.

Note 2
Significant Accounting Policies (continued)

B. Principles of Consolidation and Application of the Equity Method:

(1) Definitions

In these financial statements:

Consolidated companies - Companies whose reports are fully consolidated, directly or indirectly, with the reports of the Bank.

Equity-basis investees - Companies, excluding consolidated companies, wherein the Bank's investments are included in the financial statements of the Bank on an equity basis.

Subsidiaries and affiliates - Consolidated companies and equity-basis investees.

For details of subsidiaries and affiliates, see Note 7.

(2) Principles of Consolidation

The consolidated financial statements include the audited financial statements of the Bank and its consolidated companies. The Bank consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights, or which it controls through holdings of variable interests.

Significant intercompany balances and transactions of consolidated companies have been offset in the consolidated financial statements.

The condensed financial statements of the Bank, presented in Note 35, include the financial statements of asset companies wholly owned by the Bank, most of the assets of which are used by the Bank.

With regard to the consolidation of variable-interest entities (VIEs), see Section H below.

(3) Investments in shares of equity-basis investees - Presented according to the equity method based on their audited financial statements. The share in the financial results of these companies is stated net, after amortization of goodwill and original attributed differences.

The Bank examines from time to time whether declines in value have occurred in its investments in equity-basis investees. This examination is performed when signs appear that could be indicative of the possibility that the value of the investments has fallen, including a fall in prices in the stock market, prolonged losses at an equity-basis investee, the value of the goodwill included in the investment, and additional parameters. The amortization necessary for adjusting the value of these investments, as assessed by the Board of Management, based on an examination of the entire range of matters mentioned above and with due weight accorded these matters, is charged to the statement of profit and loss (see also Section K below).

(4) Goodwill and intangible assets of subsidiary and affiliated companies:

- Surplus original cost attributed to identifiable assets and liabilities of the acquired company, net of deferred taxes, is amortized over the lifetime of the asset or the liability in the acquired company.
- Surplus cost of the acquisition of the investment in an investee company over the Bank's share in the fair value of identifiable assets, less the fair value of its identifiable liabilities, at the acquisition date, constitutes goodwill, which is amortized over a period of no more than ten years.
- In cases in which the acquisition cost is lower than the fair value of the identifiable assets and liabilities, the surplus fair value (negative goodwill) is offset against the intangible assets and the non-monetary assets, proportionally to their fair value. The remaining balance is amortized over a period of ten years.

C. Operating Currency and Presentation Currency:

(1) The consolidated financial statements are presented in New Israeli Shekels, the operating currency of the Bank. The NIS is the currency representing the primary economic environment in which the Bank operates.

(2) In accordance with the directive of the Supervisor of Banks, all investee units abroad under the control of the Bank (including branches) constitute activities with operating currencies identical to the operating currency of the Bank. Accordingly, their financial statements are translated into NIS, as follows: Non-monetary balance-sheet items are translated based on exchange rates at the date of the transaction. Monetary balance-sheet items are translated at the current exchange rates on the balance-sheet date. Differences resulting from the translation of the aforesaid financial statements are included in the appropriate items under profit from financing activity. Income and expenses of the aforesaid units (excluding income and expenses related to non-monetary items, which are translated at the historical exchange rates by which the relevant non-monetary items were translated) were translated at the average monthly exchange rate for the date of execution of the transactions, and include exchange-rate differences on balance-sheet balances at the beginning of the month.

Note 2
Significant Accounting Policies (continued)

(3) The share in the "translation adjustments" of external activities held by equity-basis investees is allocated to the item "adjustments from the translation of financial statements of external activities" in the statement of changes in shareholders' equity.

D. Linkage and Foreign Currency:

(1) Linkage:
Assets and liabilities linked to foreign currency are stated with the addition of exchange-rate differences based on the representative exchange rates published by the Bank of Israel at the balance-sheet dates. Those linked to the consumer price index (hereinafter: the "CPI") are stated with the addition of linkage differentials, according to the CPI to which they are linked (mainly the known CPI at the balance-sheet dates - the November CPI).

(2) Foreign-currency transactions:
Transactions in foreign currency are translated into the operating currency according to the exchange rate published by the Bank of Israel in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currency at the reporting date are translated into the operating currency according to the exchange rates in effect at that date. Exchange-rate differences in respect of monetary items are calculated as the difference between the depreciated cost in the operating currency at the beginning of the period, adjusted for the effective interest rate and payments during the period, and the depreciated cost in foreign currency translated according to the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currency and measured according at fair value are translated into the operating currency according to the exchange rate in effect on the date on which the fair value is determined. Exchange-rate differences are recognized in profit and loss, with the exception of differences arising from the translation of non-monetary capital instruments classified as available for sale, financial liabilities hedging investments in external activity, or hedges of cash flows, which are recognized directly in shareholders' equity.

(3) CPI and exchange rates:
Set out below are details regarding the CPI and representative exchange rates of the major currencies:

	December 31			Percent change for the year	
	2008	2007	2006	**2008**	2007
November CPI (in points)	**106.5**	101.9	99.1	**4.5**	2.8
U.S. dollar exchange rate					
(in NIS per USD 1)	**3.802**	3.846	4.225	**(1.1)**	(9.0)
British pound exchange rate					
(in NIS per GBP 1)	**5.548**	7.711	8.288	**(28.1)**	(7.0)
Euro exchange rate					
(in NIS per EUR 1)	**5.297**	5.659	5.564	**(6.4)**	1.7
Swiss franc exchange rate					
(in NIS per CHF 1)	**3.565**	3.420	3.466	**4.2**	(1.3)
Turkish lira exchange rate					
(in NIS per TRY 1)	**2.445**	3.268	2.980	**(25.2)**	9.7

E. Securities:

(1) Securities are classified into three portfolios:

(a) Bonds held to maturity:
When the Bank has the explicit intention and ability to hold debt instruments to their maturity date, the debt instruments are classified as held to maturity. Bonds held to maturity are stated in the balance sheet at cost, plus interest and accrued linkage and exchange rate differentials, taking into account the proportional part of the discount or premium. The accrual of interest, linkage differentials, and exchange-rate differentials, as well as the amortization of the premium or discount (according to the interest method) are allocated to the statement of profit and loss. Provisions for decline in value of an other-than-temporary nature are deducted from the balance-sheet balance and allocated to the statement of profit and loss.

Note 2
Significant Accounting Policies (continued)

(b) Securities available for sale:
The Bank's investments in shares and in certain debt instruments are classified as securities available for sale. These securities are presented in the balance sheet at fair value, with the exception of shares and options to purchase shares for which no fair value is available, which are presented at cost. Unrealized profits or losses from adjustments to fair value, net of tax, are charged directly to a separate item within shareholders' equity, and are transferred to the statement of profit and loss upon realization or redemption, with the exception of provisions for decline in value of an other-than-temporary nature, which are allocated to the statement of profit and loss.
Income from interest and linkage and exchange-rate differentials are recognized on a current basis in the statement of profit and loss, based on the interest method. Dividend income in respect of securities available for sale is recognized upon solidification of the right to receive such income.
(c) Securities held for trading:
Securities acquired and held with the aim of selling them in the near future are classified as securities held for trading. Securities held for trading are stated in the balance sheet at fair value; changes in their fair value are allocated to the statement of profit and loss.

(2) In the calculation of profit from the realization of securities, the cost is calculated according to the "first in - first out" (FIFO) method.

(3) The fair value of securities held for trading and securities available for sale is determined on the basis of quoted market prices in active markets. The Bank implements the directives of the American publication FSP FAS 157-3 concerning "Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active." Accordingly, in determining the fair value of securities traded in an inactive market, significant use of judgment is sometimes involved, including an examination of whether the transactions were executed under conditions of pressure and coercion. In cases in which there is no available quote of prices in an active market, fair value is determined on the basis of an independent, validated system of the Bank, or on the basis of estimates received from experts in the valuation of financial instruments. The valuation methods include the use of various parameters, such as interest-rate curves, currency exchange rates, and standard deviations, taking into account assumptions with regard to various factors.
The fair value of asset-backed securities is determined as follows:
(a) MarkIT, a supplier of price quotes, is the primary source of price quotes for MBS held by the London branch. Quotes are also obtained for each security from the counterparty to the transaction.
MarkIT is a commonly used company in the industry in the U.K. The company generates price quotes by contacting 29 investment banks at the end of each business day and generating prices using a model that filters out unreasonable transaction prices, and at the end of the process provides a quote for each security.
In cases in which MarkIT does not quote a price for a security for a particular date, the branch uses a price quote obtained from the counterparty to the transaction.
(b) For CDO securities, price quotes are received from the sponsors of the instruments.
(c) For other asset-backed securities, based on a price quote from the counterparty to the transaction or from a quoting company.

(4) In accordance with generally accepted accounting principles, including FSP 115, SAB 59, and EITF 99-20, each reporting period the Board of Management of the Bank examines whether declines in the fair value of securities classified into the available-for-sale portfolio and the held-to-maturity portfolio are of an other-than-temporary nature. This examination includes several stages and principles. According to the Bank's policy, the Management's analysis focuses, among others, on examinations of signs that may indicate the existence of a decline in value of an other-than-temporary nature, as detailed below:
- The Bank's ability and intention to hold the security for a sufficient period to allow the value of the security to return to the level of its cost.
- The value of collateral and safety cushions backing the security.
- The rating of the security by international rating agencies, including developments in these ratings after the balance-sheet date.
- The rate of the decline in the fair value of the security relative to its total cost.
- The amount of time for which the fair value of the security is lower than its cost.
- The financial condition of the issuer and changes in its business environment, including an examination of whether the decline in value reflects circumstances unique to the issuer, or to the sector in which the issuer operates, or general market conditions.
- Events after the balance-sheet date.

Note 2
Significant Accounting Policies (continued)

The Bank has established several principles in order to determine whether a decline in value is of an other-than-temporary nature, and the amount of such declines, as follows:

(a) Securities which at the balance-sheet date the Bank does not intend to hold, or securities sold after the balance-sheet date, constitute securities in which a decline in value of an other-than-temporary nature has occurred.

(b) With regard to mortgage-backed securities for which the Bank does not have a model for examining expected losses according to the American standard EITF 99-20, the Bank implements a directive received from the Supervisor of Banks, according to which a decline in value of over 30% of the cost of a security constitutes a decline in value of an other-than-temporary nature.

(c) When a decline in value of an other-than-temporary nature occurs in a security, the cost of the security is reduced to the fair value at the balance-sheet date and used as the new cost base. The amount of the deduction is allocated to the statement of profit and loss.

F. Provision for Doubtful Debts:

(1) The provision for doubtful debts is determined on a specific basis. In addition, a general provision and a supplementary provision are included, in accordance with the directives of the Supervisor of Banks.

(2) The specific provision for doubtful debts is made on the basis of the Board of Management's estimate of the losses inherent in the credit portfolio, including debts in off-balance-sheet items. In the aforesaid estimate, the Board of Management takes into account, among other considerations, the extent of the risks related to the financial stability of borrowers, based on its information regarding their financial condition; the volume of their business operations; and an evaluation of collateral received from them.
Interest income in respect of a debt declared as doubtful is not recorded as of the beginning of the quarter in which the debt is declared doubtful. Upon collection of the interest, interest income is recorded in the item "other financing income."

(3) The specific provision for housing loans is calculated according to the directives of the Supervisor of Banks, taking into account the extent of the arrears, such that the percentage of the provision increases as the period of the arrears lengthens.

(4) The specific provision for doubtful debts at consolidated companies abroad is determined as necessary, taking into account the accepted practice in the countries in which the companies operate.

(5) Write-offs of bad debts are carried out after examination of each case individually.

(6) The supplementary provision for doubtful debts is based on the quality of the customer debt portfolio, in accordance with risk attributes defined in the directives of the Supervisor of Banks. Different provision rates have been determined for each such risk attribute. The supplementary provision for doubtful debts is calculated according to the rates determined for the different attributes.
The general provision is in values adjusted for the end of 2004, in an amount constituting 1% of the total indebtedness under the responsibility of the Bank Group on December 31, 1991.
The cumulative ratio of the supplementary and general provisions for doubtful debt to total credit risk to the public is 0.27% (December 31, 2007: 0.28%).
The general provision, as well as the supplementary provision for doubtful debts, are not recognized as an expense for tax purposes. In accordance with the directives of the Supervisor of Banks, deferred taxes are not recorded in respect thereof.

G. Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

(1) The Bank implements the Public Reporting Directives concerning "Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which adopt the measurement and disclosure rules set forth in the American accounting standard FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," to differentiate between transfers of financial assets to be recorded as sales and other transfers. Accordingly, the principle is implemented under which a financial asset transferred shall be presented in the balance sheet of the party controlling the asset, whether it is transferring or receiving the asset. For this purpose, the directives specify tests of control that refer to repurchase transactions, securities lending, securitization of loans, and the sale of and participation in loans.

Note 2
Significant Accounting Policies (continued)

(2) Securities sold under repurchase agreements:
Securities sold under repurchase agreements in which the Bank has not lost control over the transferred asset are treated as a receipt of a secured debt, so that the securities sold continue to be presented in the balance sheet under the securities item, according to the measurement rules established for the portfolio into which they are classified; a deposit is included against them, for the return of which the securities were pledged. The deposit is presented under the item "securities lent or sold in repurchase agreements." In addition, pursuant to the guidelines of the Supervisor of Banks, certain securities sold to the Bank of Israel under repurchase agreements are treated as secured debts.

(3) Borrowing of securities by a customer from a customer, when the Bank serves as a mediator, is presented by the Bank under the items "credit to the public" and "deposits from the public," until the securities are returned, subject to the guidelines and clarifications of the Supervisor of Banks with regard to the implementation of FAS 140.
These transactions are measured according to the market value of the securities, with changes allocated to the statement of profit and loss.

(4) Securities purchased in reverse-repurchase agreements:
Securities purchased in reverse-repurchase agreements are treated as the granting of secured debt, so that the securities purchased secure the debt and are not included in the balance sheet. The credit granted is stated in the item "securities borrowed or purchased in reverse-repurchase agreements."

(5) Sale of loans:
The Bank recognizes transfers of loans as sales, in accordance with the directives of the Supervisor of Banks, which are based on the measurement rules set forth in American standard FAS 140; accordingly, the Bank deducts the loan and recognizes profit from the sale upon transfer of control.

H. Treatment of Variable Interest Entities:

Certain transactions are performed through special-purpose entities (SPEs) not under the ownership of the Bank, such as transactions for the securitization of customers' commercial debts. The Bank implements the rules and guidelines established in the American publication FIN 46R, which defines variable-interest entities (VIEs) and establishes that in the absence of clear control through voting rights, the party involved in a VIE is required to consolidate the VIE in its financial statements, provided that it meets the definition of a primary beneficiary.
The primary beneficiary is the party holding the variable interests in a VIE which expose it to the majority of the expected losses or the majority of the residual profits in the entity. For this purpose, variable interests are rights and obligations that provide financial profits or losses from changes in the value of the assets and liabilities of the VIE.
The determination whether an entity constitutes a VIE, and whether the Bank is the primary beneficiary and therefore required to consolidate the entity, is performed on the date on which the Bank becomes involved with the entity for the first time. In addition, reexaminations are conducted upon the occurrence of several events in periods subsequent to the period of the initial involvement, such as changes in the foundation documents of the VIE, the acquisition of additional assets or undertaking of additional activities by the VIE, a sale, a decrease in the original rights which it holds in the entity, etc.
According to an examination performed by the Bank, the Bank is not the primary beneficiary, and is therefore not required to consolidate the CP conduits in its financial statements as at December 31, 2008. Notwithstanding the aforesaid, according to a directive of the Supervisor of Banks, the Bank is required to consolidate the financial statements of the CP conduit Venus in its financial statements as at December 31, 2008.
For further details regarding variable-interest entities, see Note 21D.

I. Expenses Related to Bond Issues:

Issuance and discounting expenses related to bond issues are amortized based on the effective interest rate method.

J. Buildings and Equipment

(1) Buildings and equipment are recognized for the first time at cost, including costs directly attributable to the acquisition of the buildings and equipment.

(2) In periods subsequent to the first recognition, these items are stated at cost, less accumulated depreciation, and less a provision for decline in value.

Note 2
Significant Accounting Policies (continued)

(3) Amortization and amortization method:
(a) The Bank separately amortizes each part of buildings and equipment with a cost that is significant relative to the total cost of the item. Amortization expenses in each period are recognized in profit and loss, or capitalized to other assets, in accordance with generally accepted accounting principles.
(b) The Bank uses the straight-line method to allocate the amortizable amount of buildings and equipment systematically over their useful lifetime. The amortization method used reflects the predicted pattern for the consumption of future financial benefits from the asset.
(c) The Bank reviews the residual value, the useful lifetime of the item of buildings and equipment, and the amortization method used at least once annually. Changes are treated as changes in accounting estimates, in accordance with generally accepted accounting principles.

(4) The replacement costs of part of a fixed asset are recognized as part of the book value of that item, if the future economic benefit inherent in the item is expected to flow to the Bank, and if its cost can be measured reliably. The book value of the replaced part is subtracted. Routine maintenance costs are allocated to profit and loss as incurred.

(5) Improvements to rental properties are amortized over the rental period, including option periods reasonably likely to be exercised, or their useful lifetime, whichever is shorter.

(6) Direct costs for the development of software for the Bank's own use that were incurred in the development stage are capitalized as intangible assets, if and only if:
The manner of development can be measured reliably;
The product or process is feasible in technical and commercial terms;
Future economic benefit is expected to arise from the product;
The Bank has sufficient intent and resources to complete development and to use or sell the asset.
Costs recognized as intangible assets are amortized as of the date when the software is ready for use, over its useful lifetime. Costs in the preliminary stage of the software development project and routine maintenance costs are allocated to profit and loss, as incurred. Pursuant to the instructions of the Supervisor of Banks, software costs recognized as intangible assets are stated in the Bank's balance sheet under the item "buildings and equipment."

(7) Buildings and land used by the Bank in the past which are rented to others are classified as real estate for investment, which is stated at cost, less accrued depreciation and the provision for decline in value.

K. Impairment of Non-Financial Assets:
The Bank applies Accounting Standard No. 15 of the Israel Accounting Standards Board concerning impairment of assets. This standard requires a periodic examination of the need to record a provision for asset impairment against non-monetary assets. Accordingly, the book value of non-monetary assets of the Bank other than deferred tax assets (such as fixed assets; investments in shares, which are treated according to the equity method; and intangible assets, including goodwill) is examined at each reporting date in order to determine whether signs exist to indicate a possible impairment of one or more of the aforesaid assets. If such signs exist, an estimate of the recoverable amount of the asset is calculated.

The recoverable amount of an asset or of a cash-generating unit is the higher of the use value and the net sale value (fair value net of selling expenses). In determining use value, the Bank capitalizes the estimated future cash flows according to a pretax capitalization rate reflecting market estimates regarding the time value of the money and the specific risks related to the asset. For the purpose of examining impairment, the assets are aggregated into the smallest group of assets that generates cash flows from ongoing use, which are essentially non-dependent on other assets and groups (a "cash-generating unit"). Goodwill acquired in the course of the addition of businesses is allocated, for the purposes of examining impairment, to the cash-generating units expected to derive benefit from the synergy arising from the addition.

Losses from impairment are recognized when the book value of the asset or of the cash-generating unit to which the asset belongs exceeds the recoverable value, and are charged to profit and loss. Losses from impairment recognized with regard to cash-generating units are first allocated to the amortization of the book value of the goodwill attributed to such units, and subsequently to the amortization of the book value of the other assets in the cash-generating unit, proportionally.

Note 2
Significant Accounting Policies (continued)

Loss from the impairment of goodwill is not cancelled. With regard to other assets, losses from impairment recognized in previous periods are reexamined each reporting period, in order to test for signs that the losses have decreased or no longer exist. Losses from impairment are cancelled if a change has occurred in the estimates used to determine the recoverable amount, only if the book value of the asset, after cancellation of the loss from impairment, does not exceed the book value net of amortization or depreciation that would have been determined if no loss from impairment had been recognized.

L. Basis for Recognition of Income and Expenses:

(1) Income and expenses are included on an accrual basis, except for financing income on problematic debts classified as non-income bearing and interest on arrears of housing loan recipients, which is allocated to the statement of profit and loss based on actual collection.

(2) Income from early-repayment fees on loans, after deduction of a proportional part relating to the financial capital, are included in the statement of profit and loss at equal annual rates over the remaining period for repayment of the credit or over three years from the date of the early repayment, whichever is shorter.

(3) Supplementary interest from the state treasury for the interest margin on loans for home buyers is allocated to the statement of profit and loss over the repayment period of the loans, based on the interest method.

(4) Securities - see Section E, above.

(5) Provision for doubtful debts - see Section F, above.

(6) Derivative financial instruments - see Section S, below.

M. Share-Based Payment:

Share-based payment transactions include transactions with employees or other parties settled in capital instruments, in cash, or in other assets. Share-based payment transactions in which goods or services are received in consideration for the payment are recorded at the fair value.

With regard to share-based payment transactions settled in capital instruments, the Bank records the benefit created at the allocation of option notes to employees as a salary expense, with a corresponding increase in shareholders' equity, according to the fair value of the options at the allocation date, using the Black & Scholes model. In accordance with this policy, the benefit generated is spread over the vesting period of the option notes, based on the Bank's estimates regarding the number of options expected to vest.

This accounting treatment applies to transactions settled in capital instruments which were executed after March 15, 2005, but not yet vested by January 1, 2006; and to changes in the terms of transactions settled in capital instruments performed after March 15, 2005, even if the grants in respect of which the changes were performed occurred prior to that date.

Liabilities to employees in respect of rights to increases in the value of shares in cash (phantom options) are measured for the first time at the date of allocation and subsequently at each reporting date until the liability is defrayed, at the fair value of the rights to the increase in the value of shares, using the Black & Scholes model. Changes in the fair value of these liabilities are recognized in the statement of profit and loss for the period, over the vesting period of the rights to the increase in the value of shares.

N. Taxes on Income:

(1) Deferred taxes receivable arising from temporary differences (including in respect of losses and deductions for inflation) and provisions for deferred taxes are recorded taking into consideration the tax rates expected to apply at the time of utilization of the deferred taxes or at the time of realization of the tax benefits, according to laws enacted, or the enactment of which has been completed in practice by the date of the financial statements. The realization of the deferred taxes receivable is contingent on the existence of taxable income in the future. The provisions for deferred taxes include amounts in respect of the difference between the depreciated cost of depreciable non-monetary assets as presented in the financial statements and the said cost of the assets for tax purposes.

(2) Profits of certain investee companies may become subject to additional taxes if they are distributed by those companies as dividends. In the case of the profits of subsidiaries, when dividend distribution is not expected in the foreseeable future, no provision for taxes is recorded. In the case of profits of equity-basis investees, if an additional tax liability is likely to arise, a provision for taxes is recorded.

Note 2
Significant
Accounting Policies
(continued)

(3) The calculation of deferred taxes does not include taxes that would apply in the case of realization of investments in investee companies, when there is an intention to hold and not realize such investments. Deferred taxes are calculated in respect of investments in investee companies designated for realization.

(4) Deferred taxes receivable are recorded based on the Board of Management's assessment regarding the probability that the benefit will be realized.

(5) The provision for taxes on the income of the Bank, a financial institution for the purposes of value-added tax, includes a profit tax applied to income under the Value Added Tax Law (the value-added tax applied to wages of financial institutions is included under the item, "salaries and related expenses."

O. Profit per Share:

Profit per share is calculated by dividing net profit by the weighted number of ordinary shares existing during the period. Basic profit per share includes only shares in actual existence during the period. Potential ordinary shares (convertible securities such as option notes and options for employees) are included only in the calculation of diluted profit per share, if they have the effect of diluting profit per share, where their conversion reduces profit per share or increases loss per share from ongoing operations. In addition, potential ordinary shares converted during the period are included in diluted profit per share only up to the conversion date; from that date they are included in basic profit per share.

The Bank's share in profits of subsidiaries and affiliates is calculated according to its share in the profit per share of such subsidiaries and affiliates, multiplied by the number of shares held by the Bank.

P. Statement of Cash Flows:

Cash flows from asset and liability transactions are presented net, except for changes in non-monetary items and securities. The item "cash" includes cash on hand, deposits with banks, and deposits with central banks for an original period of up to three months.

Q. Employee Benefits:

Appropriate reserves according to law, agreements, customary practice, and management expectations exist in respect of all obligations due to employee-employer relations. Certain obligations are calculated on an actuarial basis.

Severance-pay and pension liabilities are mostly covered by amounts funded which are deposited with provident funds for pension allowances and compensation. Provisions are included in the financial statements in respect of amounts of liabilities that are not covered as stated above. See Note 17.

In accordance with the directives of the Supervisor of Banks, the Bank recognizes liabilities in respect of voluntary-retirement programs, based on the Board of Management's expectations at the reporting date, provided that they have been approved by the Board of Directors, including in cases in which the approval is granted after the balance-sheet date but before the date of approval of the financial statements.

R. Contingent Liabilities:

The financial statements include sufficient provisions for legal claims, according to the assessment of the Board of Management and based on the opinions of its legal counsels. Note 21 contains details of all claims pending against the Bank Group where the amount of each claim (or the cumulative amount of several claims on similar matters), according to the claim statement, is greater than the amount constituting 1% of the capital of the Bank (at the date of filing of each claim). The disclosure is in the format set forth in the directives of the Supervisor of Banks, so that the claims filed against the Bank Group are classified into three risk groups:

(1) Probable risk - the probability of some loss in the claim is over 70%, and a provision for the amount at risk has been included in the financial statements.

(2) Reasonably possible risk - the probability of some loss in the claim is between 20% and 70%. No provision is included in the financial statements in respect of claims in this risk group.

Note 2
Significant Accounting Policies (continued)

(3) Remote risk - the probability of any loss in the claim is under 20%. No provision was included in the financial statements in respect of claims in this risk group.
In addition, the note includes claims filed against the Bank Group in which, in the opinion of the Bank's Board of Management, based on evaluations by its legal counsels, the probable outcome of the legal proceedings cannot be assessed as at the date of approval of the financial statements, and therefore no provision was included in the financial statements. According to the directives of the Supervisor of Banks, this statement is possible only in rare cases, in which the Supervisor of Banks' approval must be obtained prior to publication of the financial statements, or with respect to class actions, or in cases in which the Bank Group has not yet published four financial statements since the first inclusion in such statements of any claim whose probable outcome could not be assessed.

S. Derivative Financial Instruments

(1) The Bank recognizes all derivative instruments; including derivatives embedded in "host contracts," which are to be separated as assets or liabilities in the balance sheet, and measures them at fair value. The change in the fair value of a derivative instrument is reported in the statement of profit and loss or included in shareholders' equity as a component of other comprehensive income, in accordance with the designation of the derivative instrument.
The change in the fair value of derivatives that hedge against exposure to a change in the fair value of an asset, liability, or firm commitment is recognized on a current basis in the statement of profit and loss, as is the change in the fair value of the hedged item, which can be attributed to the risk that is hedged.
The accounting treatment of a change in the fair value of derivatives used to hedge against exposure to a change in cash flow from an asset, liability, or expected transaction is dependent on the effectiveness of the hedging relations.

- The effective part of the change in the fair value of a derivative intended to hedge a cash flow is reported initially in shareholders' equity as a component of other comprehensive income, and subsequently, when the asset, liability, or expected transaction affects the statement of profit and loss, is reclassified to the statement of profit and loss.
- The non-effective part of the change in the fair value of the derivative designated as above is recognized immediately in the statement of profit and loss.

Profit or loss from a derivative not designated as a hedging instrument is recognized on a current basis in the statement of profit and loss.
With regard to derivatives that do not constitute an independent contract but are embedded in a balance-sheet instrument which is not measured in its entirety at fair value through profit and loss - these derivatives are measured separately from the host instrument, according to the rules for measurement of derivatives, provided that the derivative is not clearly and closely tied to the host contract, while the balance-sheet instrument hosting the derivative is measured according to the appropriate generally accepted accounting standards.
In certain cases (such as in cases in which the Bank is unable to separate an embedded derivative from its host contract), in accordance with FAS 155, the Bank chooses not to separate the embedded derivative, and to measure the complex financial instrument as a whole (both the host contract and the embedded derivative) at fair value, allocating changes in the fair value to profit and loss. This choice is made at the time of acquisition of the combined instrument, or when certain events occur where the instrument is subject to re-measurement, such as a result of the business combination or material changes in the debt instruments. The choice to apply such measurement at fair value is irreversible.

(2) Balance-sheet balances arising from transactions in derivative financial instruments are included in the item "other assets" or "other liabilities," as appropriate. Balance-sheet balances in respect of embedded derivatives are presented together with the host contracts.
Note 21 to the financial statements provides details of the types of transactions and the various types of derivative financial instruments in which the Bank operates, including the nature and structure of risks involved in such activity.
The effect of derivative financial instruments on linkage bases and terms to maturity of the balance-sheet balances is reflected in the notes to the financial statements.

(3) The fair value of derivative instruments is determined on the basis of quoted market prices in active markets. In cases in which there is no available quote of prices in an active market, fair value is determined on the basis of an independent, validated system of the Bank, or on the basis of estimates received from experts in the valuation of financial instruments. The valuation methods include the use of various parameters, such as interest-rate curves, currency exchange rates, and standard deviations, taking into account assumptions with regard to various factors.

T. Offsetting Assets and Liabilities

(1) The Bank offsets assets and liabilities arising from the same counterparty and states the net balance thereof in the balance sheet, when the following cumulative conditions are fulfilled:
(a) An enforceable legal right to offset exists in respect of the assets and liabilities.
(b) The Bank intends to settle the liabilities and realize the assets on a net basis or simultaneously.

Note 2
Significant Accounting Policies (continued)

(2) The Bank offsets assets and liabilities with two different counterparties and presents a net amount in the balance sheet when the above two cumulative conditions are fulfilled, provided that there is an agreement among the three parties that clearly anchors the Bank's right to offset in respect of those liabilities.
Accordingly, deposits whose repayment to the depositor is conditional upon the extent of collection of the credit, and the credit granted out of these deposits, when there is no risk to the Bank of a loss from the credit, comply with the aforesaid required conditions, are therefore are offset and presented in the balance sheet in a net amount. The margin from these operations is included in the "operating fees" item.

U. Use of Estimates in the Preparation of the Financial Statements:
The preparation of financial statements in conformity with generally accepted accounting principles occasionally requires the Bank to use estimates and evaluations that affect the reported amounts of assets and liabilities, data regarding contingent assets and liabilities, and data regarding income and expenses during the reporting period. Although these estimates and evaluations are performed based on the best judgment of the Board of Management, actual results may differ from these estimates and evaluations.

V. First-Time Implementation of New Accounting Standards:
The Bank has implemented Accounting Standard No. 13 (Amended), "The Effect of Changes in Exchange Rates of Foreign Currencies" (hereinafter: the "Standard"), as of January 1, 2008. The Standard addresses the establishment of the operating currency of the Bank and of its external operations, the translation of transactions in foreign currency, the translation of financial statements of external operations, and the translation of financial statements from the operating currency to the presentation currency. Pursuant to the directives of the Standard, the distinction between subsidiaries and affiliates that are a "long arm," and subsidiaries and affiliates that are independent investee units, has been eliminated, and a distinction has been established based on operating currency. The operating currency of a company is the currency that best reflects the economic environment in which the company operates and the company's transactions. The operating currency is determined separately for each subsidiary and affiliate, including equity-basis investee companies, and that currency is used to measure the company's financial position and results of operations. When the operating currency of a subsidiary or affiliate is different from that of the company, the subsidiary or affiliate constitutes an external operation; data from its financial statements are to be translated into the operating currency of the company, with translation differentials allocated to a separate item under shareholders' equity, in the capital reserve: "adjustments arising from the translation of financial statements of external operations."
In addition, pursuant to the directives of the Standard, a company may present its financial statements in any currency (the presentation currency), with translation differentials also allocated to a separate item under shareholders' equity.
A guideline of the Supervisor of Banks was published in August 2008 stating that in view of the close ties usually maintained between banking corporations in Israel and their banking offices overseas, as a rule, a banking office overseas of a banking corporation classified by the banking corporation as a "long arm" should be classified under Standard 13 (Amended) as an operation with an operating currency identical to the operating currency of the bank. Accordingly, the implementation of the Standard had no effect on the financial statements of the Bank.

W. Effect of New Accounting Standards in the Period Prior to Implementation:
(1) In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS)" (hereinafter: the "Standard"). The Standard stipulates that entities subject to the Securities Law, 1968 and required to report under its regulations shall prepare their financial statements according to IFRS for periods starting as of January 1, 2008. The aforesaid does not apply to banking corporations whose financial statements are prepared according to the directives and guidelines of the Supervisor of Banks.
With regard to the manner of implementation of the Standard by banking corporations, the Supervisor of Banks has notified the banking corporations of the following:
(a) The Supervisor of Banks intends to routinely set forth directives for the implementation of Israeli standards published by the Israel Accounting Standards Board based on IFRS that do not pertain to the core business of banking.
(b) In the second half of 2009, the Supervisor of Banks will announce his decision regarding the implementation date of IFRS pertaining to the core business of banking, taking into consideration the results of the process of adoption of these standards in Israel, on one hand, and the progress of the convergence process between IFRS and American accounting standards, on the other hand.
Thus, with regard to the core business of banking, financial statements of banking corporations prepared according to the directives and guidelines of the Supervisor of Banks shall continue to be prepared based on the American accounting standards as stipulated in the Public Reporting Directives.

Note 2
Significant Accounting Policies (continued)

(2) In December 2006, the Israel Accounting Standards Board issued Accounting Standard No. 23 concerning the accounting treatment of transactions between an entity and its controlling party (hereafter: "Standard 23"). Standard 23 replaces the Securities Regulations (Statement of Transactions between a Corporation and its Controlling Party in Financial Statements), -1996, as adopted in the directives of the Supervisor of Banks. The standard stipulates that assets and liabilities in respect of which a transaction has been executed between an entity and its controlling party shall be measured at the date of the transaction at fair value, with the difference between the fair value and the consideration allocated to shareholders' equity. A negative difference essentially constitutes a dividend and therefore reduces the balance of surpluses. A positive difference essentially constitutes an owner's investment, and is therefore stated in a separate item under shareholders' equity: "capital fund from a transaction between an entity and its controlling party." The standard addresses three issues related to transactions between an entity and its controlling party, as follows:

- Transfers of assets to the entity from the controlling party, or alternatively, transfers of assets from the entity to the controlling party.
- Undertaking of a liability of the entity towards a third party, in full or in part, by the controlling party, or indemnification of the entity by its controlling party for expenses, or a waiver by the controlling party of a debt owed by the entity, in full or in part.
- Loans given to or received from the controlling party. In addition, the standard stipulates the disclosure to be made in the financial statements with regard to transactions between an entity and its controlling party during the period.

In May 2008 the Supervisor of Banks issued a letter stating that the rules that are to apply to banking corporations and credit-card companies with regard to the treatment of transactions between an entity and its controlling party are being reexamined. According to the letter, the Supervisor of Banks intends to apply the following rules to transactions between banking corporations or credit-card companies and their controlling parties, and to transactions between banking corporations and companies under their control:

(a) International financial reporting standards.

(b) In the absence of a specific reference in the international reporting standards, generally accepted accounting principles in the United States applicable to banking corporations in the U.S. shall be applied, provided that they do not conflict with international reporting standards.

(c) In the absence of references in U.S. generally accepted accounting principles, parts of Standard 23 shall be applied, provided that they do not conflict with international reporting standards or with U.S. generally accepted accounting principles, as noted above.

As at the date of publication of the financial statements, the Supervisor of Banks has not yet issued a final directive with regard to the adoption of specific rules on this subject and with regard to the manner of the first-time implementation thereof.

(3) In January 2009, the Israel Accounting Standards Board published the amended Accounting Standard No. 15, "Impairment of Assets" (hereinafter: the "Standard"), Clarification No. 10 - "Accounting Treatment of Impairment of an Investment in an Investee Company that is Not a Subsidiary," and a reformulation of Clarifications No. 1 and No. 6 on "Accounting Treatment of Impairment of an Investment in an Investee Company that is Not a Subsidiary" and on "Treatment of Impairment of Assets of an Investee Company that is Not a Subsidiary," respectively.

The Standard primarily changes the accounting treatment of the manner of consolidated allocation of goodwill to cash-generating units. Clarification No. 10 stipulates how a loss from impairment of an investee company that is not a subsidiary should be allocated, including the treatment of a cancellation of a loss from impairment recognized in previous periods.

Pursuant to the Standard, in order to examine impairment, goodwill acquired in the course of a joining of businesses is allocated as of the date of the acquisition to each of the cash-generating units or groups of cash-generating units of the acquiree, and to each of the cash-generating units or groups of cash-generating units of the acquirer, which are expected to benefit from the synergies of the joining, regardless of whether other assets or other liabilities of the acquired entity are assigned to those units or groups of units. The basis for allocation shall be according to the relative fair value of the units at the acquisition date. Thus, the impairment of goodwill is to be examined on a level reflecting the manner in which the entity administers its operations and to which the goodwill belongs. The Standard further stipulates that each unit or group of units to which goodwill has been allocated shall represent the lowest level at which goodwill is monitored for internal administration purposes, and shall not be larger than a segment, as established under Accounting Standard No. 11, "Segmental Reporting." The Standard thereby cancelled the accounting treatment in the previous standard concerning the application of a two-stage test to examine the recognition of impairment ("top-down" and "bottom-up" tests).

Note 2
Significant Accounting Policies (continued)

Clarification No. 10 states that an entity must determine at each balance-sheet date whether signs exist to indicate impairment of an investment in an equity-basis investee. If such a sign exists, the entity must estimate the recoverable amount of the investment, in accordance with the directives of the Standard. If a loss from impairment is recognized, according to the Standard, this loss shall be allocated to the investment as a whole. The cancellation of a loss from impairment of the investment shall also be performed by examining the investment as a whole. Clarification No. 10 thereby cancels the rules set forth in Standard 15 prior to its amendment, whereby the allocation of a loss from impairment of an investment in an equity-basis investee was first allocated to goodwill in the investment account, and the balance of the loss was recorded against the investment as a whole.

The reformulation of Clarification No. 1 has been adapted to the accounting treatment of impairment of investee companies, as stipulated in the Standard and in Clarification No. 10. The directives of the Standard and of the Clarifications shall be implemented from this point forward, starting with the financial statements for the first period beginning on January 1, 2009 or later.

At the date of publication of the financial statements, the Supervisor of Banks had not yet issued directives with regard to the manner of implementation of the Standard by banking corporations and credit-card companies, if at all.

(4) Measurement and Disclosure of Impaired Debts, Credit Risk, and Provision for Credit Losses

A circular of the Supervisor of Banks on the subject of "Measurement and Disclosure of Impaired Debts, Credit Risk, and Provision for Credit Losses" (hereinafter: the "Circular" or the "Directive") was issued on December 31, 2007. The Circular is based, among other things, on U.S. accounting standards (mainly FAS 5 and FAS 114) and the relevant regulatory directives of bank supervision agencies and the Securities and Exchange Commission in the United States. The fundamental guiding principles of the Circular represent a substantial departure from the current directives, which are detailed in Note 2F to the Financial Statements, on the classification of problematic debts and the measurement of provisions for credit losses in respect of such debts.

According to the Circular, banking corporations are required to make provisions for credit losses at an appropriate level in order to cover estimated credit losses with respect to its credit portfolio. In addition to the aforesaid, according to the Circular, provisions must be made in a separate liability account at an appropriate level to cover estimated credit losses related to off-balance-sheet credit instruments, such as contractual engagements to provide credit and guarantees. The required provision to cover estimated credit losses with respect to the credit portfolio is to be assessed by one of two methods: "individual provisions" and "group provisions."

The Circular requires an individual examination of decline in value to be performed for all debts where the contractual balance (without deducting accounting write-offs that do not involve legal waivers, unrecognized interest, provisions for credit losses, and collateral) is NIS 1 million or more, and for other debts identified by the banking corporation for individual assessment and for which the provision for decline in value is not included in the group provision. The Bank has chosen to identify debts with a total contractual balance (as described above) aggregated at the customer level of NIS 1 million or more for individual examination. The individual provision for credit losses is to be assessed based on expected future cash flows, discounted at the original effective interest rate of the debt; or, for debts contingent upon collateral, or when the banking corporation determines that seizure of an asset is expected, according to the fair value of the collateral placed under lien to secure the credit.

Group provisions are to be calculated in order to reflect provisions for decline in value in respect of unidentified credit losses inherent in large groups of small debts with similar risk attributes, and in respect of debts identified for individual examination and found to be unimpaired. The provision for credit losses in respect of debts evaluated on a group basis, excluding residential loans, for which a minimum specific provision was calculated based on the extent of arrears, is to be calculated in accordance with the rules stipulated in the U.S. accounting standard FAS 5 - Accounting for Contingencies (hereinafter: "FAS 5"), based on statistical models. The required provision in respect of off-balance-sheet credit instruments is to be assessed in accordance with the rules stipulated in U.S. accounting standard FAS 5.

The Directive stipulates various definitions and classifications of balance-sheet and off-balance-sheet credit risk, rules for the recognition of interest income from impaired debts, and rules for accounting write-offs of problematic debts. Among other things, the Circular states that a debt should be marked as impaired when the debt is identified for individual examination and the banking corporation estimates that it will be unable to collect the full amount owed to it according to the contractual terms of the debt agreement, including any debt identified for individual examination which is more than 90 days in arrears, any restructuring of problematic debt, and any debt in a current drawing account or in a current account charged with an addition of exceptional interest (as noted in Proper Conduct of Banking Business Directive No. 325). Further, according to the Circular, accounting write-offs should be performed for all individually examined debts thought to be uncollectible, in amounts of such low value that their retention as assets is unjustified, or debts in respect of which the banking corporation has carried out prolonged collection efforts. With regard to debts evaluated on a group basis, accounting write-off rules were established based on the period of arrears and other parameters. In addition, requirements regarding documentation and disclosure in financial statements of problematic debts were significantly expanded.

Note 2
Significant Accounting Policies (continued)

The Directive is to be implemented in the financial statements of banking corporations and credit-card companies from the statements dated January 1, 2010 (hereinafter: the "First Implementation Date") forward. The Directive is not to be implemented retroactively in financial statements for previous periods. At the First Implementation Date, banking corporations and credit card companies will be required, among other things, to:

- Perform accounting write-offs of all debts meeting the conditions for accounting write-offs on that date.
- Adjust the balance of the provision for credit losses in respect of credit to the public and in respect of off-balance-sheet credit instruments at the transition date to the requirements of the Directive.
- Classify all debts meeting the conditions for such classification as under special supervision, inferior, or impaired.
- Cancel all accrued unpaid interest income in respect of all debts meeting the relevant conditions on that date.
- Examine the need to adjust the balance of current and deferred taxes receivable and payable.

Adjustments of the balance of the provision for credit losses in respect of credit to the public and in respect of off-balance-sheet credit instruments to the requirements of the Directive at the First Implementation Date are to be included directly in the item, "surpluses in shareholders' equity."

In this connection, it was clarified that despite the definition according to which restructured problematic debt is impaired debt, banking corporations and credit-card companies are not required to classify as impaired debts restructured prior to January 1, 2007, provided that the debt is not impaired based on the conditions stipulated in the restructuring agreement.

The Bank is required to implement the Circular as of January 1, 2010. The performance of provisions for credit losses pursuant to the Circular is materially different from that currently implemented in accordance with Public Reporting Directives and Proper Conduct of Banking Business No. 314 concerning the treatment of problematic debts and in respect of off-balance-sheet credit exposures, and may have a material impact on the reported results and financial position of the Bank. In addition, implementation of the Directive requires substantial preparations and changes to existing information systems, which are currently not adapted to reporting according to the proposed principles.

The Bank's preparations for the implementation of the Directive include the establishment of a steering committee led by a member of the Board of Management; allocation of financial, computing, and human resources at the necessary level in order to comply with the requirements and timelines stipulated in the Directive; and the examination and change of processes, systems, controls, and procedures at the Bank related to credit risks.
As part of the implementation of the Directive, the Bank is developing and updating various IT tools and processes, primarily the following: preparation of suitable information infrastructures and management of new debt components; segmentation of credit by the different types of provisions; location and identification of problematic credit; calculation of group provisions; accounting write-offs; adaptation of systems to individual examinations of credit; and adaptation of accounting systems for the required accounting treatment and reporting.
As at December 31, 2008, the Bank is at the stage of development and testing with regard to the preparation of suitable information infrastructures, the segmentation of credit by the different types of provisions, the identification of problematic credit, the calculation of group provisions, and the adaptation of computer systems to individual examinations of credit. The other processes listed above are still in the specifications stage; development and testing of these systems is contingent on the completion of this stage. Implementation of the system and the necessary training for relevant Bank personnel will be performed following the completion of development and testing, towards the end of 2009. There are concerns that if the development and testing of all of the systems required for the implementation of the Directive cause a deviation from the planned timetables, the Bank may not complete its full preparations for the implementation of the Directive by the first implementation date. The Supervisor of Banks has been notified accordingly.
At this stage, prior to the completion of the required preparations at the Bank for the measurement of provisions for credit losses in accordance with the new Directive, the Board of Management of the Bank is unable to estimate the extent of the quantitative impact on the shareholders' equity of the Bank at the transition date and on its future financial results. At this stage, in light of the complex, prolonged implementation process of the Directive, the Board of Management of the Bank believes that it will not be possible to estimate the full extent of the quantitative impact on the shareholders' equity of the Bank at the transition date earlier than the end of 2009.

(in millions of NIS)

Note 3
Cash on Hand and Deposits with Banks

Composition:

	December 31	
	2008	2007
Cash on hand and deposits with central banks	**31,932**	6,407
Deposits with commercial banks	**6,637**	*29,114
Deposits with banks designated for granting credit to the public	**-**	5
Deposits with special banking entities	**21**	169
Total**	**38,590**	*35,695
** Including cash,deposits with banks and central banks for an original period of up to three months	**29,919**	*28,000

* Reclassified.

(in millions of NIS)

Note 4
Securities

Composition:

	December 31, 2008				
	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value*
1) Debentures held to maturity					
Debentures and bonds:					
Government	**74**	**74**	**-**	**(6)**	**68**
Of others	**1,971**	**1,971**	**-**	**(6)**	**1,965**
Total debentures held to maturity	**2,045**	**2,045**	**-**	**(12)**	**2,033**

			Cumulative other comprehensive income		
	Book value	Amortized cost (in shares-cost)	Profits	Losses	Fair value*
2) Securities available for sale(3)					
Debentures and bonds:					
Government	**14,077**	**13,824**	**332**	**(79)**	**14,077**
Of others	**6,992**	**7,367**	**29**	**(404)**	**6,992**
Total debentures available for sale	**21,069**	**21,191**	**361**	**(483)**	**21,069**
Shares:					
Of others**	**1,813**	**1,644**	**207**	**(38)**	**(1)1,813**
Total Securities available for sale	**22,882**	**22,835**	**(2)568**	**(2)(521)**	**(1)22,882**

* Fair value data is usually based on stock exchange prices, which do not necessarily reflect the price which will be obtained from a large-volume sale of securities.

** According to the directives of the Supervisor of Banks, the Bank has included its share of credit granted by consortiums of banks, to be repaid via realization of traded shares on the stock exchange by a receiver, under the 'available for sale securities' item. As of this date, accounting with respect to the balance of such credit is handled in accordance with the Supervisor of Banks' directives on reporting to the public which apply to securities available for sale. These securities are presented at the fair value or the balance of the credit-the lower of the two.

(1) Including shares and options for which no fair value is available, which are stated at cost, amounting to NIS 488 million.

(2) Included in shareholders' equity in the item "Adjustments in respect of presentation of securities available for sale at fair value".

(3) The securities available-for-sale portfolio increased in net value by an additional NIS 98 million from the end of December 2008 until the end of February 2009.

Notes:

(a) For details of the results of operations in investments in debentures - see Note 23.

(b) Regarding liens on securities - see Note 16.

(in millions of NIS)

Note 4
Securities
(continued)

Composition (continued):

	December 31, 2008				
	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value*
3) Securities held for trading					
Debentures and bonds:					
Government	**1,648**	**1,626**	**22**	**-**	**1,648**
Of others	**62**	**65**	**-**	**(3)**	**62**
Total debentures held for trading	**1,710**	**1,691**	**22**	**(3)**	**1,710**
Shares:					
Of others	**20**	**21**	**-**	**(1)**	**20**
Total securities held for trading	**1,730**	**1,712**	**(1)22**	**(1)(4)**	**1,730**
Total securities	**26,657**	**26,592**	**590**	**(537)**	**26,645**

* Fair value data is usually based on stock exchange prices, which do not necessarily reflect the price which will be obtained from a large-volume sale of securities.
(1) Attributed to the Statement of Profit and Loss.

Notes:
(a) For details of the results of operations in investments in debentures - see Note 23.
(b) Regarding liens on securities - see Note 16.

4) Additional consolidated data regarding the asset-backed securities available for sale[(1)]

	December 31, 2008				
		Cumulative other comprehensive profit			
	Amortized cost (in shares cost)	Profits*	Losses*	Fair value	Decline in value of an other than temporary nature**
Mortgage-backed securities (MBS)	**413**	**2**	**40**	**375**	**197**
Asset-backed securities (ABS)					
Commercial and Industrial loans	**376**	**-**	**34**	**342**	**85**
Structured Investment Vehicles (SIV)	**-**	**-**	**-**	**-**	**367**
Collateralized Debt Obligations (CDO)	**563**	**-**	**84**	**479**	**74**
Total Asset-backed securities (ABS)	**939**	**-**	**118**	**821**	**526**
Total	**1,352**	**2**	**158**	**1,196**	**723**

* Included in shareholders' equity in the item "Adjustments in respect of presentation of securities available for sale at fair value".
** Charged as a loss in the Statement of Profit and Loss.
(1) For further details regarding activity in asset backed securities, see section "Activity of the Bank Group in Asset-Backed Securities" in the Board of Directors Report.

(in millions of NIS)

Note 4
Securities
(continued)

5) Further details regarding mortgage-backed and asset-backed securities available for sale in an unrealized loss position from adjustments to fair value

	December 31, 2008					
	Less than 12 months		12 months and above		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Mortgage-backed securities (MBS)	**18**	**3**	**260**	**37**	**278**	**40**
Asset-backed securities (ABS)						
Commercial and Industrial loans	**178**	**29**	**28**	**5**	**206**	**34**
Collateralized Debt Obligations (CDO)	**107**	**47**	**290**	**37**	**397**	**84**
Total Asset-backed securities (ABS)	**285**	**76**	**318**	**42**	**603**	**118**
Total	**303**	**79**	**578**	**79**	**881**	**158**

(in millions of NIS)

Note 4
Securities
(continued)

Composition:

	December 31, 2007				
	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value**
1) Debentures held to maturity					
Debentures and bonds:					
Government	20	20	-	-	20
Of others	*2,734	*2,734	-	(3)	*2,731
Total debentures held to maturity	*2,754	*2,754	-	(3)	*2,751

	Book value	Amortized cost (in shares-cost)	Cumulative other comprehensive income: Profits	Cumulative other comprehensive income: Losses	Fair value**
2) Securities available for sale					
Debentures and bonds:					
Government	13,562	13,475	115	(28)	13,562
Of others	*26,921	*27,617	217	(913)	*26,921
Total debentures available for sale	*40,483	*41,092	332	(941)	*40,483
Shares:					
Of others***	1,876	1,513	370	(7)	(1)1,876
Total Securities available for sale	*42,359	*42,605	(2)702	(2)(948)	(1)42,359

* Reclassified.
** Fair value data is usually based on stock exchange prices, which do not necessarily reflect the price which will be obtained from a large-volume sale of securities.
*** According to the directives of the Supervisor of Banks, the Bank has included its share of credit granted by consortiums of banks, to be repaid via realization of traded shares on the stock exchange by a receiver, under the 'available for sale securities' item. As of this date, accounting with respect to the balance of such credit is handled in accordance with the Supervisor of Banks' directives on reporting to the public which apply to securities available for sale. These securities are presented at the fair value or the balance of the credit-the lower of the two.
(1) Including shares and options for which no fair value is available, which are stated at cost, amounting to NIS 558 million.
(2) Included in shareholders' equity in the item "Adjustments in respect of presentation of securities available for sale at fair value".

Notes:
(a) For details of the results of operations in investments in debentures - see Note 23.
(b) Regarding liens on securities - see Note 16.

(in millions of NIS)

Note 4
Securities
(continued)

Composition (continued):

	December 31, 2007				
	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value***
3) Securities held for trading					
Debentures and bonds:					
Government	3,213	3,209	7	(3)	3,213
Of others	50	50	-	-	50
Total debentures held for trading	3,263	3,259	7	(3)	3,263
Shares:					
Of others	30	30	-	-	30
Total securities held for trading	3,293	3,289	(1)7	(1)(3)	3,293
Total securities	*48,406	*48,648	709	(954)	*48,403

* Reclassified.
** Fair value data is usually based on stock exchange prices, which do not necessarily reflect the price which will be obtained from a large-volume sale of securities.
*** According to the directives of the Supervisor of Banks, the Bank has included its share of credit granted by consortiums of banks, to be repaid via realization of traded shares on the stock exchange by a receiver, under the 'available for sale securities' item. As of this date, accounting with respect to the balance of such credit is handled in accordance with the Supervisor of Banks' directives on reporting to the public which apply to securities available for sale. These securities are presented at the fair value or the balance of the credit-the lower of the two.
(1) Attributed to the Statement of Profit and Loss.

Notes:
(a) For details of the results of operations in investments in debentures - see Note 23.
(b) Regarding liens on securities - see Note 16.

(in millions of NIS)

Note 4
Securities
(continued)

4) Additional consolidated data regarding the asset-backed securities available for sale[1]

	December 31, 2007				
		Cumulative other comprehensive profit			
	Amortized cost (in shares cost)	Profits*	Losses*	Fair value	Decline in value of an other than temporary nature**
Mortgage-backed securities (MBS)					
Pass Through type securities:					
Securities secured by GNMA	21	-	-	21	-
Securities issued by FNMA & FHLMC	1,583	6	5	1,584	-
Total Pass Through type securities	1,604	6	5	1,605	-
Other Mortgage backed securities (including CMO)	13,354	19	609	12,764	-
Total Mortgage Backed Securities	14,958	25	614	14,369	-
Asset-backed securities (ABS)					
Automobile loans	24	-	-	24	-
Commercial and Industrial loans	331	-	17	314	4
Structured Investment Vehicles (SIV)	409	-	28	381	1,122
Collateralized Debt Obligations (CDO)	786	1	15	772	50
Commercial paper purchased in securitization transactions in which the Bank acted as sponsor	1,882	-	-	1,882	-
Total Asset-backed securities (ABS)	3,432	1	60	3,373	1,176
Total	18,390	26	674	17,742	1,176

* Included in shareholders' equity in the item "Adjustments in respect of presentation of securities available for sale at fair value".
** Charged as a loss in the Statement of Profit and Loss in the year ended December 31, 2007.
(1) For further details regarding activity in asset backed securities, see section "Activity of the Bank Group in Asset-Backed Securities" in the Board of Directors Report.

(in millions of NIS)

Note 4
Securities
(continued)

5) Further details regarding mortgage-backed and asset-backed securities available for sale in an unrealized loss position from adjustments to fair value

	December 31, 2007					
	Less than 12 months		12 months and above		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities issued by FNMA & FHLMC	724	5	-	-	724	5
Other Mortgage backed securities (including CMO)	10,792	608	40	1	10,832	609
Total Mortgage Backed Securities	11,516	613	40	1	11,556	614
Asset backed securities (ABS)						
Commercial and Industrial loans	213	16	24	1	237	17
Structured Investment Vehicles (SIV)	244	28	-	-	244	28
Collateralized Debt Obligations (CDO)	420	15	-	-	420	15
Total Asset-backed securities (ABS)	877	59	24	1	901	60
Total	12,393	672	64	2	12,457	674

(in millions of NIS)

Note 5
Credit to the public (Less provisions for doubtful debts)

Composition:

	December 31	
	2008	2007
Credit	**222,791**	*205,390
Customers' liabilities for acceptances	**362**	423
Total credit	**223,153**	*205,813
General and supplementary provision for doubtful debts	**1,053**	1,088
Total credit to the public	**222,100**	*204,725

* Reclassified.
The specific provision for doubtful debts was deducted from the relevant credit items.

Credit to the public includes loans to employees for the purchase of shares of the bank, based on sale offering prospectuses of the State of Israel, totaling NIS 9 million (December 31, 2007: NIS 17 million). The loans are linked to the Consumer Price Index.

A. Credit to the problematic borrowers who are not local authorities and for which a provision for doubtful debts by the extent of arrears has not been recorded:

1. Non-income bearing credit to the problematic borrowers:

Linkage basis	Unlinked	Linked to the CPI	Foreign currency**	Total
December 31, 2008				
Balance as at balance sheet date	**4,099**	**-**	**41**	**4,140**
December 31, 2007				
Balance as at balance sheet date	3,747	-	73	3,820

2. Credit to borrowers which was restructured:

(a) Credit which was restructured during the current year with waiver of income:

	Unlinked	Linked to the CPI	Foreign currency**	Total
December 31, 2008				
Balance as at balance sheet date	**1**	**-**	**180**	**181**
Average repayment period (years)	**-**		**4.75**	
Effective rate of income:				
Included in expected repayment flows (%)	**-**		**3.00**	
Included in repayment flows according to original contracts (%)	**-**		**6.63**	
December 31, 2007				
Balance as at balance sheet date	36	3	-	39
Average repayment period (years)	0.50		-	
Effective rate of income:				
Included in expected repayment flows (%)	5.60		-	
Included in repayment flows according to original contracts (%)	5.75		-	

** Including linked to foreign currency.

(in millions of NIS)

Note 5
Credit to the public
(Less provisions
for doubtful debts)
(continued)

A. Credit to the problematic borrowers who are not local authorities and for which a provision for doubtful debts by the extent of arrears has not been recorded (continued)**:**

2. Credit to borrowers which was restructured (continued)**:**

(b) Credit which was restructured in previous years with waiver of income:

Linkage basis	Unlinked	Linked to the CPI	Foreign currency*	Total
December 31, 2008				
Balance as at balance sheet date	**1**	**-**	**150**	**151**
December 31, 2007				
Balance as at balance sheet date	1	-	1,059	1,060

(c) Credit to borrowers which was restructured during the current year without waiver of income:

December 31, 2008				
Balance as at balance sheet date	**351**	**85**	**61**	**497**
December 31, 2007				
Balance as at balance sheet date	265	131	41	437

3. Credit to borrowers as to which there is resolution of the management for the restructuring of their indebtedness, the implementation of which has not yet been effected:

December 31, 2008				
Balance as at balance sheet date	**1,159**	**148**	**577**	**1,884**
December 31, 2007				
Balance as at balance sheet date	-	338	-	338

* Including linked to foreign currency.

(in millions of NIS)

Note 5
Credit to the public
(Less provisions
for doubtful debts)
(continued)

A. Credit to the problematic borrowers who are not local authorities and for which a provision for doubtful debts by the extent of arrears has not been recorded (continued):

	December 31	
	2008	2007
4. Credit in temporary arrears:		
Balance as at balance sheet date	**702**	1,164
Interest included in the statement of profit and loss in respect of the above mentioned credit	**25**	69
5. Credit under special supervision:		
Balance as at balance sheet date	**6,062**	6,202

B. Credit to local authorities:

1. Composition of credit:

Linkage basis	Unlinked	Linked to the CPI	Foreign currency*	Total
December 31, 2008				
Balance as at balance sheet date	**176**	**4,012**	**-**	**4,188**
December 31, 2007				
Balance as at balance sheet date	69	3,786	19	3,874

2. Credit to local authorities includes:

	December 31	
	2008	2007
(a) Credit under special supervision		
Balance as at balance sheet date	**58**	59
(b) Credit to the local authorities which is not included in credit to problematic borrowers in respect of the above-mentioned credit		
Balance as at balance sheet date	**4,130**	3,815
Income included in the statement of profit and loss in respect of the above-mentioned credit	**396**	427

* Including linked to foreign currency.

(in millions of NIS)

Note 5
Credit to the public (Less provisions for doubtful debts) (continued)

C. Provision for doubtful debts:

	Specific Provision**		Supplementary Provision***	Total
	According to the extent of arrears	Other		
Balance as at January 1, 2006	274	10,313	1,172	11,759
In respect of a company consolidated in the past	-	(254)	(23)	(277)
In respect of a company consolidated for the first time	-	3	-	3
Provision for 2006	166	1,527	25	1,718
Reduction of provision*	(128)	(528)	(34)	(690)
Recoveries of debts written-off in previous years	-	(42)	-	(42)
Provision charged to statement of profit and loss	38	957	(9)	986
Write-offs, net****	(19)	(1,419)	-	(1,438)
Balance as at December 31, 2006	293	9,600	1,140	11,033
Provision for 2007	131	1,151	17	1,299
Reduction of provision*	(117)	(553)	(69)	(739)
Recoveries of debts written-off in previous years	-	(47)	-	(47)
Provision charged to statement of profit and loss	14	551	(52)	513
Write-offs, net****	(7)	(1,078)	-	(1,085)
Balance as at December 31, 2007	300	9,073	1,088	10,461
In respect of a company consolidated in the past	**-**	**(83)**	**(12)**	**(95)**
Provision for 2008	**120**	**2,327**	**-**	**2,447**
Reduction of provision*	**(134)**	**(623)**	**(23)**	**(780)**
Recoveries of debts written-off in previous years	**-**	**(147)**	**-**	**(147)**
Provision charged to statement of profit and loss	**(14)**	**1,557**	**(23)**	**1,520**
Write-offs, net******	**(1)**	**(1,173)**	**-**	**(1,174)**
Balance as at December 31, 2008	**285**	**9,374**	**1,053**	**10,712**
Including: provision balance which was not deducted from the item "credit to the public"				
2008	**-**	**93**	**-**	**93**
2007	-	453	-	453
2006	-	624	-	624

* In 2008 includes NIS 6 million (2007: NIS 18 million, 2006: NIS 9 million) in housing credit which was calculated in the past according to the extent of arrears and upon realization of the collateral, was reevaluated on a specific basis.
** Not including provision for interest on doubtful debts after the debts were declared doubtful. In loans for which a provision was made according to the duration of arrears, not including provision for interest in respect of the debt in arrears.
*** Including a general provision for doubtful debts.
**** Less collected debt which was written off this year.

(in millions of NIS)

Note 5
Credit to the public (Less provisions for doubtful debts) (continued)

C. Provision for doubtful debts (continued):
Details on rates of the general and the supplementary provisions in relation to credit to the public risk including off-balance sheet credit risk (%):

	2008	2007	2006
Rate of the annual expense	**(0.01)**	(0.01)	(0.00)
Cumulative rate of provision balance	**0.27**	0.28	0.33

D. The arrears of housing loans and the provision for doubtful debts in their respect, according to the duration of arrears:

	December 31, 2008				
	From 3 to 6 months	From 6 to 15 months	From 15 to 33 months	Over 33 months	Total
Amount of arrears	**12**	**24**	**35**	**99**	**170**
Including: interest on the amount of arrears	**-**	**-**	**1**	**29**	**30**
Balance of the provision for doubtful debts according to the extent of arrears*	**-**	**38**	**94**	**153**	**285**
Balance of loans net of the provision	**327**	**245**	**124**	**88**	**784**

	December 31, 2007				
	From 3 to 6 months	From 6 to 15 months	From 15 to 33 months	Over 33 months	Total
Amount of arrears	13	27	39	104	183
Including: interest on the amount of arrears	-	-	2	31	33
Balance of the provision for doubtful debts according to the extent of arrears*	-	43	100	157	300
Balance of loans net of the provision	361	284	128	87	860

* Not including provision for interest on the amount of the arrears.

(in millions of NIS)

Note 5
Credit to the public (Less provisions for doubtful debts) (continued)

E. Details of the manner of calculation of the specific provision in housing loans:

	December 31, 2008					
				Amount of specific provision		
	Balance sheet credit balance(1)	Balance of debt(2)	Of which - amount in arrears(3)	By extent of arrears	Other	Total
Housing loans for which the provision must be calculated based on the extent of arrears	**28,586**	**784**	**170**	**285**		**285**
Large loans(4)	**1,944**	**51**	**27**	**-**	**20**	**20**
Other loans	**2,697**	**101**	**40**	**-**	**70**	**70**
Total	**33,227**	**936**	**237**	**285**	**90**	**375**

	December 31, 2007					
				Amount of specific provision		
	Balance sheet credit balance(1)	Balance of debt(2)	Of which - amount in arrears(3)	By extent of arrears	Other	Total
Housing loans for which the provision must be calculated based on the extent of arrears	26,674	860	183	300	-	300
Large loans(4)	1,543	79	31	-	12	12
Other loans	2,598	65	41	-	117	117
Total	30,815	1,004	255	300	129	429

* Reclassified.
(1) Balance of housing credit, after deducting the balance of the specific provision for doubtful debts and the balance of the provision for interest on arrears.
(2) Balance of problematic credit (more than three months in arrears), after deducting the balance of provisions.
(3) Including interest on the amount in arrears, without deducting the balance of provisions.
(4) Housing loans, the balance of each of which exceeds approximately NIS 841 thousand (December 31, 2007: NIS 805 thousand).

Note 5
Credit to the public
(Less provisions
for doubtful debts)
(continued)

F. Balances of credit to the public and of off-balance sheet credit risk according to the size of debt per borrower:

	December 31, 2008		
Credit per borrower	Number of borrowers	Balance sheet credit*	Off-Balance sheet credit risk
(in thousands of NIS)	(in millions of NIS)		
Up to 10	**1,440,791**	**5,879**	**546**
From 10 to 20	**237,433**	**3,098**	**1,341**
From 20 to 40	**230,194**	**3,485**	**3,474**
From 40 to 80	**239,294**	**5,847**	**7,280**
From 80 to 150	**183,955**	**7,752**	**11,415**
From 150 to 300	**175,361**	**13,915**	**19,559**
From 300 to 600	**63,254**	**18,962**	**6,701**
From 600 to 1,200	**22,712**	**15,227**	**2,742**
From 1,200 to 2,000	**5,046**	**6,395**	**1,162**
From 2,000 to 4,000	**3,026**	**6,459**	**1,688**
From 4,000 to 8,000	**1,638**	**6,722**	**2,352**
From 8,000 to 20,000	**1,313**	**11,450**	**5,052**
From 20,000 to 40,000	**686**	**13,185**	**6,326**
From 40,000 to 200,000	**880**	**45,278**	**30,433**
From 200,000 to 400,000	**125**	**17,519**	**16,919**
From 400,000 to 800,000	**74**	**24,371**	**16,426**
From 800,000 to 1,200,000	**14**	**11,009**	**2,771**
From 1,200,000 to 1,600,000	**6**	**6,097**	**1,953**
From 1,600,000 to 2,000,000	**6**	**3,210**	**7,847**
From 2,000,000 to 2,400,000	**1**	**935**	**1,119**
From 2,400,000 to 2,800,000	**1**	**804**	**1,776**
Over 3,200,000	**2**	**5,697**	**2,436**
Total	**2,605,812**	**233,296**	**151,318**

* Credit to the public,investments in corporate bonds,assets arising from derivative instruments and securities which were borrowed or bought under agreements to resell, transacted against the public, at a total of NIS 223,153, 4,504, 5,639 and 0 million, respectively.

Notes:
(1) Balance sheet credit and off-balance sheet credit risk were classified net of specific provisions for doubtful debts.
(2) Credit risk in respect of off balance sheet financial instruments was calculated for purposes of per borrower debt limitation
(3) The number of borrowers is calculated according to total balance sheet and off-balance sheet credit risk.
(4) The figures of balance sheet credit and off-balance sheet credit (hereinafter - "the credit") in the credit brackets up to NIS 8,000 thousand, including the number of borrowers, were calcualted by aggregating the data in each credit bracket of each subsidiary (consolidation on the basis of layers), whereas the data on the credit over NIS 8,000 thousand, including the number of borrowers , was calculated by aggregating the credit of each borrower throughout the Bank Hapoalim Group and classified in the respective credit bracket (specific consolidation).

Note 5
Credit to the public (Less provisions for doubtful debts) (continued)

F. Balances of credit to the public and of off-balance sheet credit risk according to the size of debt per borrower (continued):

	December 31, 2007		
Credit per borrower	Number of borrowers*	Balance sheet credit*,**	Off-Balance sheet credit risk*
(in thousands of NIS)	(in millions of NIS)		
Up to 10	1,026,119	5,269	716
From 10 to 20	262,972	3,193	1,671
From 20 to 40	239,572	3,925	3,367
From 40 to 80	251,116	6,660	6,953
From 80 to 150	261,608	8,370	18,235
From 150 to 300	123,453	12,696	11,911
From 300 to 600	59,846	18,662	5,532
From 600 to 1,200	19,594	13,085	2,378
From 1,200 to 2,000	4,661	5,944	1,067
From 2,000 to 4,000	3,074	6,858	1,701
From 4,000 to 8,000	1,592	6,755	2,374
From 8,000 to 20,000	1,258	10,730	4,922
From 20,000 to 40,000	773	15,478	6,665
From 40,000 to 200,000	1,069	54,694	35,243
From 200,000 to 400,000	122	16,429	17,709
From 400,000 to 800,000	68	19,963	18,123
From 800,000 to 1,200,000	14	9,763	3,118
From 1,200,000 to 1,600,000	8	5,633	5,160
From 1,600,000 to 2,000,000	5	5,150	4,026
From 2,000,000 to 2,400,000	1	549	1,560
Over 3,200,000	1	502	2,793
Total	2,256,926	230,308	155,224

* Reclassified. Other debtors in respect of credit cards, in the amount of NIS 5,277 million, which were presented in a separate line in the past have been reclassified to the various economic sectors.

** Credit to the public, investments in corporate bonds,assets arising from derivative instruments and securities which were borrowed or bought under agreements to resell, transacted against the public, at a total of NIS 205,813, 21,419, 2,605 and 471 million, respectively.

Notes:

(1) Balance sheet credit and off-balance sheet credit risk were classified net of specific provisions for doubtful debts.
(2) Credit risk in respect of off balance sheet financial instruments was calculated for purposes of per borrower debt limitation.
(3) The number of borrowers is calculated according to total balance sheet and off-balance sheet credit risk.
(4) The figures of balance sheet credit and off-balance sheet credit (hereinafter - "the credit") in the credit brackets up to NIS 8,000 thousand, including the number of borrowers, were calcualted by aggregating the data in each credit bracket of each subsidiary (consolidation on the basis of layers), whereas the data on the credit over NIS 8,000 thousand, including the number of borrowers , was calculated by aggregating the credit of each borrower throughout the Bank Hapoalim Group and classified in the respective credit bracket (specific consolidation).

(in millions of NIS)

Note 6
Credit to Governments

Composition:

	December 31	
	2008	2007
Credit to the Government of Israel	**31**	50
Credit to foreign governments	**239**	354
Total credit to governments	**270**	404

Note 7
Investments in Equity-Basis Investees

A. Composition:

	December 31	
	2008	2007
	Equity-Basis Investees	
Investment in shares stated on the equity-basis (including goodwill)	**254**	745
Other investments		
Investment in subordinated notes	**202**	-
Shareholders' loans	**24**	21
Total investments	**480**	766
Including:		
Accrued post-acquisition profits, net	**230**	527
Accrued items in shareholders' equity, from date of acquisition:		
Translation adjustments	**(135)**	(11)
Adjustments in respect of presentation of securities available for sale at fair value	**(3)**	16
Details regarding goodwill, net		
Rate of amortization	**10%**	10%
Original amount	**50**	50
Unamortized balance	**-**	34
Details of the book value and market value of marketable investments:		
Book value	**199**	694
Market value	**158**	804

B. Share in the profits of equity-basis investees, net

	2008	2007	2006
The Bank's share in net operating profits (losses) of equity-basis investees*	**(165)**	205	116
Losses from decline in value of equity-basis investees, after tax	**(130)**		
Provision for taxes:			
Deferred taxes	**100**	(16)	-
The Bank's share in net operating profits (losses) of equity-basis investees, after tax	**(195)**	189	116

* After amortization of goodwill.

Note 7
Investments in Equity-Basis Investees (continued)

C. Details of principal investee companies

	Share in capital granting the right to receive profits		Share in voting rights		Investment in shares on equity basis	
	December 31		December 31		December 31	
	2008	2007	**2008**	2007	**2008**	2007
	%	%	%	%	(in millions of NIS)	
1. Subsidiary companies:						
Bank Yahav for Government Employees Ltd., Commercial bank specializing in services to Government employees (see D below)	-	50	-	50	-	271
Bank Massad Ltd., Commercial bank specializing in services to employees of the educational system (see E below)	-	51	-	51	-	151
Bank Hapoalim (Switzerland) Ltd., Commercial bank in Switzerland	**100**	100	**100**	100	**934**	918
Bank Hapoalim (Cayman) Ltd., Commercial bank in the Cayman Islands	**100**	100	**100**	100	**238**	238
Bank Hapoalim (Luxembourg) S.A., Commercial bank in Luxembourg	**100**	100	**100**	100	**26**	73
Bank Poz[illegible] Kredi ve Kalkinma Bankasi Anonim Sirketi, Commercial bank in Turkey	**65**	57.6	**65**	57.6	**608**	535
JSC Bank Pozitiv, Commercial bank in Kazakhstan(1)	**65**	57.6	**65**	57.6	**98**	83
Isracard Ltd., Credit card services (see F below)	**98.2**	98.2	**98.2**	98.2	**962**	848
Europay (Eurocard) Israel Ltd. Credit card services (see F below)	**98.2**	98.2	**98.2**	98.2	**146**	106
Poalim Capital Markets Investment Bank Ltd., Investment banking	**100**	100	**100**	100	**597**	(2)366
Diur B.P. Ltd.	**100**	100	**100**	100	**567**	547
Tarshish Holdings and Investments Poalim Ltd., Financial company	**100**	100	**100**	100	**3,449**	3,865
Opaz Ltd., Investments and holdings	**100**	100	**100**	100	**328**	269
Continental Poalim Ltd. Financial company	**100**	100	**100**	100	**544**	521
Pkaot Poalim Ltd. Financial company	**100**	100	**100**	100	**260**	235
Hapoalim Nechasim (Menayot) Ltd. Holding company	**100**	100	**100**	100	**692**	594
Hapoalim U.S.A. Holding Company Inc.	**100**	100	**100**	100	**1576**	1,570
Sure-Ha International Ltd. Reinsurance Captive	**100**	100	**100**	100	**574**	530
Teuda Financial Company Ltd. Holding company(3)	**100**	100	**100**	100	**(3)(23)**	(3)(24)
2. Significant equity-basis investees:						
Clal Insurance Enterprises Holdings Ltd., Insurance and insurance holdings (see G below)(4)	**10.1**	10.1	**20**	20	**(5)169**	360
Delek Real Estate, Ltd. (see H below)(7)	**9.7**	9.8	**20**	20	**9**	275

(1) The investment is presented based on the bank's share indirectly.
(2) Does not include an investment in capital notes amounting to NIS 450 million as at December 31, 2007.
(3) Does not include an investment in capital notes amounting to NIS 287 million (31.12.07: NIS 287 million).
(4) The market value of the investment is NIS 107 million (31.12.07: NIS 557 million).
(5) Does not include capital notes amounting to NIS 202 million.
(6) Including a provision for decline in value of NIS 80 million (NIS 60 million, less provision for tax).
(7) The market value of the investment is NIS 37 million (31.12.07: NIS 247 million).
(8) Including a provision for decline in value of NIS 50 million (NIS 38 million, less provision for tax).

Goodwill balance		Contribution to net operating profit		Contribution to net profit from extraordinary transactions		Dividend recorded		Other items included in shareholders' equity		Guarantees	
December 31										December 31	
2008	2007	**2008**	2007	**2008**	2007	**2008**	2007	**2008**	2007	**2008**	2007
(in millions of NIS)											
		6	21	**49**	(54)		-		2		
		2	11	**50**	(24)		-		(1)	**-**	3
87	101	**44**	87	**5**		**-**	(119)	**(47)**	(11)		
		-	(13)								
		(73)	(17)					**26**	(4)		
97	13	**(129)**	102					**287**	164		
70	69	**(13)**	-					**29**			
		152	130	**4**		**(98)**		**38**	1	**4**	3
		40	31			**-**	(167)				
		(38)	44	**-**	21			**269**	(3)		
		18	28	**-**	40			**2**			
		157	176					**-**	5		
		8	12					**4**			
-	-	**18**	28					**5**			
-	-	**22**	11			**-**	(17)	**3**			
		23	24		5			**9**			
		6	(112)					**-**	1		
		45	18					**(1)**			
		1	-								
		(6)(79)	116	**-**	52	**(36)**	(22)	**(28)**	(4)	**170**	190
-	28	**(8)(120)**	34	**(2)**	-	**-**	(19)	**(120)**	7		

Note 7
Investments in Equity-Basis Investees (continued)

D. Bank Yahav for Government Employees Ltd.

The transaction for the sale of the Bank's full holdings in Bank Yahav was completed on July 10, 2008. The Bank recorded profit in the amount of NIS 49 million as a result of the sale in the third quarter of 2008, included under the item "net profit from extraordinary transactions after taxes." As of the third quarter of 2008, the Bank no longer consolidates the financial statements of Bank Yahav in its financial statements.

The following are the main balance-sheet and result data from the financial statements of Bank Yahav, as included in the consolidated financial statements of the Bank Group:

Balance-sheet data

	June 30, 2008
	NIS millions
Total assets	7,753
Securities	2,634
Credit to the public	3,389
Deposits from the public	9,173

Profit and loss data

	2008	2007
	NIS millions	
Profit from financing activity before provision for doubtful debts	**123**	245
Provision for doubtful debts	**2**	6
Fees and other income	**34**	99
Operating expenses	**12**	224

The sale agreement states that Bank Yahav will continue to receive computer services from the Bank, according to the terms currently prevailing between the Bank and Bank Yahav, for a period of three years from the date of completion of the transaction.

E. Bank Massad Ltd.

The transaction for the sale of the Bank's full holdings in Bank Massad was completed on May 14, 2008. The Bank recorded profit in the amount of NIS 50 million as a result of the sale in the second quarter of 2008, included in the item "net profit from extraordinary transactions after taxes." As of the second quarter of 2008, the Bank no longer consolidates the financial statements of Bank Massad in its financial statements.

The following are the main balance-sheet and result data from the financial statements of Bank Massad, as included in the consolidated financial statements of the Bank Group:

Balance-sheet data

	March 31, 2008
	NIS millions
Total assets	2,807
Securities	797
Credit to the public	1,943
Deposits from the public	3,189

Note 7
Investments in Equity-Basis Investees (continued)

Profit and loss data

	2008	2007
	NIS millions	
Profit from financing activity before provision for doubtful debts	**36**	131
Provision for doubtful debts	**3**	13
Fees and other income	**15**	52
Operating expenses	**36**	113

The sale agreement states that Bank Massad will continue to receive computer services from the Bank, according to the terms currently prevailing between the Bank and Bank Massad, for a period of three years from the date of completion of the transaction.

F. (1) In March 2007, a memorandum of understanding was signed between the Bank and The Phoenix Holdings Ltd. (hereinafter: "Phoenix"), under which Phoenix will acquire 25% of the issued capital of Isracard and Europay from the Bank. After it became clear to the Bank that the transaction as signed is unfeasible, due to causes including the time elapsed since the signing of the memorandum of understanding, the difficulties in implementing the suspending conditions, and the Antitrust Commissioner's reservations about the structure of the transaction, the Bank addressed a request to Phoenix to cancel the memorandum of understanding, and Phoenix decided to consent to this request. The parties signed a document canceling the memorandum of understanding in June 2008.

(2) The bank is considering the publication of a public offering of Isracard shares, and or adding a partner and/or selling part of its holdings of Isracard shares. At this stage, a final decision has not yet been reached with regard to aforesaid offering.

(3) In February 2008, Isracard and Europay entered into a new agreement with the Bank with regard to the issuance of cards, which replaces the previous agreements between the parties on this matter. The term of the agreement is fifteen years from the signing date, to be extended automatically for additional periods of five years each, unless notification of non-extension is given in accordance with the provisions of the agreement. The inception of the agreement is subject to the receipt of all relevant approvals, including approval by the authorized organs of Isracard, Europay, and the Bank. Under the agreement, among other matters, the Bank is entitled to receive various payments from Isracard and Europay, as specified in the agreement. The agreement also regularizes various matters related to cards, including joint issuance, operation, liability for damages, new products and services, and marketing, as well as special arrangements for as long as Isracard is a subsidiary of the Bank. The agreement was approved by the authorized organs of the aforesaid companies, and took effect in December 2008.

(4) In November 2007, a memorandum of understanding was signed between Isracard and Europay, on the one hand, and Mizrahi Bank, on the other hand, stating, among other things, that Mizrahi Bank would continue the existing contractual engagements between the parties with regard to the issuance of cards for an additional period of ten years, in consideration for the allocation of shares at a rate of 1.8% of the issued ordinary share capital of each of Isracard and Europay. The value of the benefit inherent in the aforesaid allocation of the shares of Isracard and Europay to Mizrahi Bank amounts to approximately NIS 46 million. It was further agreed to conduct negotiations to reach a new agreement between Isracard and Europay and Mizrahi Bank, which would also address the issuance of branded credit cards for Mizrahi Bank and establish operational arrangements and arrangements for the provision of services by Isracard. These negotiations did not evolve into a binding agreement. As the negotiations for the signing of a new agreement did not evolve into a binding agreement, the existing contractual arrangements will continue to apply between the parties.

Note 7
Investments in Equity-Basis Investees (continued)

G. Clal Holdings

(1) In view of the decline in value of the shares of Clal Holdings in the market and the economic developments in Israel and globally, the Bank recorded a provision for decline in value in the amount of NIS 80 million (NIS 60 million net of tax effect) in respect of its investment in Clal Holdings, based on an evaluation by the Board of Management.

The balance-sheet value of the Bank's investment in Clal Holdings as at December 31, 2008 totaled NIS 169 million after the provision for decline in value. The market value at that date totaled NIS 107 million.

(2) In order to receive a pension advisor's license under the Supervision of Financial Services (Engaging in Pension Advising and Pension Marketing) Law, 5765-2005, the Bank is required to reduce its holdings in Clal Holdings to a rate not to exceed 10% of its means of control. As at December 31, 2008, the Bank holds 10.06% of the issued share capital of Clal Holdings.

The Bank sold 0.11% of its stake in Clal Holdings in January 2009. Following the sale, the Bank's holding stands at 9.95% of the issued share capital of Clal Holdings. The Bank is not represented in the company's board of directors as of that date. The investment in Clal Holdings will be included in the portfolio of securities available for sale as of 2009.

H. Delek Real Estate

In the third quarter of 2008, given the decline in the market value of the Delek Real Estate share and the economic developments in Israel and globally, the Bank made a provision for decline in value in the amount of NIS 50 million (NIS 38 million, net of tax effect) in respect of its investment in Delek Real Estate, based on the evaluation of the Board of Management.

The Bank's investment in the company, after the provision for decline in value, totaled NIS 9 million on December 31, 2008. The market value of the investment at that date amounted to NIS 37 million.

I. OJSC Ukrainian Innovation Bank

On December 19, 2007, the Bank signed an agreement for the acquisition of 75.8% of the means of control of OJSC Ukrainian Innovation Bank, a bank incorporated and operating in Ukraine (hereinafter: "Ukrinbank"). On October 23, 2008, the Governor of the Bank of Israel notified the Bank of the cancellation of the permit for the acquisition and control of Ukrinbank (hereinafter: the "Permit"). The cancellation notification stated that the Governor's decision was based on the unusual economic events in global financial markets, and the concern over their impact on world financial institutions. According to the Governor, recent economic developments in Ukraine necessitated a reexamination of the Permit granted for the acquisition of Ukrinbank and consideration of the need to cancel the Permit, especially in light of the fact that the transaction for the acquisition of Ukrinbank had not yet been completed. Due to the cancellation of the Permit, the prerequisite conditions for the completion of the transaction for the acquisition of control of Ukrinbank were not fulfilled; consequently, the Bank cancelled the acquisition agreement on October 24, 2008.

J. JSC SDM Bank (hereinafter: "SDM")

On July 16, 2008, the Bank entered into an agreement for the acquisition of approximately 78% of the means of control of SDM, a bank incorporated and operating in Russia. Pursuant to the agreement for the acquisition of control of SDM, all suspending conditions for the completion of the acquisition should have been fulfilled by January 16, 2009. Due to the developments in the global economy in general and in Russia in particular, a permit from the Governor of the Bank of Israel for the acquisition was not obtained; all of the suspending conditions for completion of the acquisition were not fulfilled, and the acquisition was cancelled.

(in millions of NIS)

Note 8
Bulidings and Equipment

A. Composition:

	Cost of assets				
	As at beginning of the reported year	Company consolidated in the past	During the reported year: Additions	During the reported year: Disposals	As at balance sheet date
Buildings and land, including installations and improvements to rentals	**3,580**	**(254)**	**199**	**(23)**	**3,502**
Equipment, including purchase of computers and software, furniture and motor vehicles	**2,474**	**(177)**	**311**	**(126)**	**2,482**
Capitalized cost of internally developed software	**1,162**	**-**	**310**	**(116)**	**1,356**
Total	**7,216**	**(431)**	**820**	**(265)**	**7,340**

	Accumulated depreciation					Net book value	
	As at beginning of the reported year	Company consolidated in the past	Depreciation in the reported year	In respect of disposals	As at balance sheet date	As at beginning of the reported year	As at balance sheet date
Buildings and land, including fixtures and leasehold improvements	**1,398**	**(86)**	**113**	**-**	**1,425**	**2,182**	**2,077**
Equipment, including purchase of computers and software, furniture and motor vehicles	**1,483**	**(143)**	**341**	**(124)**	**1,557**	**991**	**925**
Capitalized cost of internally developed software	**394**	**-**	**174**	**(115)**	**453**	**768**	**903**
Total	**3,275**	**(229)**	**628**	**(239)**	**3,435**	**3,941**	**3,905**

B. Average rates of depreciation

	December 31	
	2008	2007
	%	%
Buildings and land, including installations and improvements to rentals	**4.2**	4.3
Equipment, including purchase of computers and software, furniture and motor vehicles	**19.4**	18.8
Capitalized cost of internally developed software	**20.0**	20.0

C. The Bank has rights by means of rental or lease of buildings and equipment with a period that does not exceed 49 years from the balance sheet date, in the amount of NIS 247 million (December 31, 2007: NIS 266 million).

D. Buildings designated for sale, amounting to NIS 18 million (December 31, 2007: NIS 4 million) are stated net of a provision for anticipated losses.

E. Rights in real estate in the amount of NIS 187 million (December 31, 2007: NIS 227 million) have not yet been recorded at the Land Registry Office, mainly due to a delay in the process of defining the areas to which the rights apply or because the registration process of such rights is still underway.

F. Buildings which are not in use by the Bank, mainly leased buildings, in the amount of NIS 11 million (December 31, 2007: NIS 11 million), includes NIS 6 million (December 31, 2007: NIS 8 million) classified as real estate for investment which is leased to others.

(in millions of NIS)

Note 9
Other Assets

Composition:

	December 31	
	2008	2007
Deferred tax assets, net*	**1,032**	409
Current taxes - excess of advances paid over current provision for income tax	**843**	602
Assets received in respect of credit that was settled	**3**	-
Expenses of issue of debentures	**53**	52
Accrued income	**242**	252
Prepaid expenses	**224**	241
Goodwill	**289**	232
Debit balances in respect of derivative financial instruments (except for embedded derivatives)	**11,807**	6,225
Other receivables	**352**	570
Total other assets	**14,845**	8,583

* See also Note 29C.

(in millions of NIS)

Note 10
Deposits from the Public

Composition:

	December 31	
	2008	2007
On demand deposits	**30,627**	24,646
Fixed time deposits	**191,324**	200,112
Deposits in savings plans	**5,002**	6,992
Total deposits from the public	**226,953**	231,750

Note 11
Deposits from Banks

Composition:

	December 31	
	2008	2007
Commercial banks:		
On demand deposits	**1,491**	4,964
Fixed time deposits	**6,341**	3,642
Acceptances	**362**	428
Special banking corporations:		
Fixed time deposits	**4**	9
Total deposits from banks	**8,198**	9,043

Note 12
Debentures and Subordinated Notes

A. Composition:

	December 31			
	2008		**2008**	2007
	Average life (in years)(1)	Internal rate of return(2)	(in millions of NIS)	
In Israeli currency(3)				
Unlinked	**3.9**	**6.2%**	**1,144**	1,261
Linked to the CPI	**5.8**	**4.9%**	**16,996**	14,049
Linked to foreign currency	**4.7**	**6.6%**	**91**	92
In foreign currency(4)	**1.7**	**3.3%**	**2,587**	3,410
Total debentures and subordinated notes*			**20,818**	18,812
Including: subordinated notes(5)(6)	**5.9**	**6.4%**	**14,590**	12,033

* According to the conditions of the issue, under cetain circumstances, the notes are eligible for early redemption.

(1) The average life is the weighted average of maturity periods, taking into account the future cash flows discounted at the internal rate of return.

(2) The internal rate of return represents the interest rate which equates the amount presented in the balance sheet with the present value of the future cash flows.

(3) Debentures in the amount of NIS 13,509 million (December 31, 2007: NIS 10,211 million) are listed on the Tel-Aviv Stock Exchange and the remaining debentures are not listed.

(4) Listed in stock exchanges in Israel and abroad.

(5) Including NIS 790 million (December 31, 2007: NIS 772 million) of subordinated capital notes (Series A) that were issued in 2004 for a period of 100 years and that can be redeemed early with effect from the fifteenth year from their issue. In accordance with the terms of the issue, when certain events occur, the capital notes will be converted to ordinary shares of the Bank. The subordinated capital notes have been approved by the Supervisor of Banks as "hybrid capital instruments" that are included in the Bank's supplementary capital in connection with the Proper Conduct of Banking Business Regulation No. 311. The aforementioned capital notes are listed for trading on the Tel Aviv Stock Exchange.

(6) Including NIS 1,895 million (December 31, 2007: NIS 1,406 million) of subordinated capital notes (Series B) that were issued in February 2004 and subordinated capital notes (Series C) that were issued in November 2007and September 2008 for a period of 99 years, and that can be redeemed early with effect from the fifteenth year from their issue. In accordance with the terms of the issue, when certain events occur, the capital notes will be converted to ordinary shares of the Bank. The subordinated capital notes have been approved by the Supervisor of Banks as "hybrid capital instruments" that are included in the Bank's supplementary capital in connection with the Proper Conduct of Banking Business Regulation No. 311. The aforementioned capital notes are listed for trading on the Tel Aviv Stock Exchange.

Note 12
Debentures and Subordinated Notes (continued)

B. Additional details regarding subordinated notes:
Pursuant to the terms of the prospectus published by the Bank in November 2001 for the issuance of subordinated capital notes (hereinafter: the "Notes"), which form part of the Upper Tier II capital of the Bank, under certain circumstances (hereinafter: the "Suspending Circumstances") at the date designated for the payment of interest on the Notes, the payment of the interest is to be postponed until the Suspending Circumstances are no longer in effect, provided that an additional condition of those stipulated in the prospectus is also fulfilled. The Suspending Circumstances include a situation in which for a period of six consecutive quarters, the financial statements for the last of which were published prior to the date of record for the payment of the interest, the Bank does not report cumulative net profit (i.e., a simple sum of the quarterly amounts of net profit or loss stated in the financial statements of the Bank for six consecutive quarters is negative).
The payment of the interest is conditional not only upon the Suspending Circumstances ceasing to exist, but also upon the fulfillment of an additional condition (of several conditions established), including the existence of a situation in which the Bank has declared the payment of a dividend to its shareholders, or the Bank has declared full or partial early redemption of the principal of the Notes.
The terms of issuance of additional subordinated capital notes from February 2004, November 2007, and September 2008, which form part of the Tier I capital of the Bank (hereinafter: the "Tier I Notes"), also state that under certain circumstances (hereinafter: the "Special Circumstances") at the date designated for the payment of interest on the Tier I Notes, the right of the holders of the Tier I Notes to receive such interest payments shall expire. As a substitute for the expired interest, the Bank shall allocate ordinary shares of the Bank to these holders, such that the holders of the Tier I Notes are entitled to receive shares in a number obtained by dividing the amount of interest (including linkage differentials on the interest) expired and expunged, by the price of an ordinary share of the Bank on the Tel Aviv Stock Exchange at the end of the last trading day before the date on which the interest was to have been paid multiplied by 0.95.
The terms of issuance of the Tier I Notes also state that the Special Circumstances include a situation in which for a period of six consecutive quarters, the financial statements for the last of which were published prior to the date of record for the payment of the interest, the Bank does not report cumulative net profit (i.e., a simple sum of the quarterly amounts of net profit or loss stated in the financial statements of the Bank for six consecutive quarters is negative). The payment of interest on the Tier I Notes is to be renewed after the Board of Directors of the Bank finds that the Special Circumstances have ceased to exist.
The Board of Directors has established that the Bank has the ability to settle the aforesaid interest payments in full, and that the best interest of the Bank, its shareholders, the holders of the Notes, and the holders of the Tier I Notes, as well as the best interest of all other customers of the Bank, justifies the full settlement of these interest payments on time, despite the provisions of the issuance terms of the Notes and of the Tier I Notes.
The issuance terms of the Notes and of the Tier I Notes state that these terms may be changed with the written advance approval of the Supervisor of Banks, under the condition that the trustee of each issue also consents to the change, having been convinced that the change does not harm the holders of the Notes and/or the Tier I Notes (as relevant), or after the holders of the Notes and/or the Tier I Notes (as relevant) have consented to the change.
Accordingly, based on the instruction of the Board of Directors, the Bank notified the Supervisor of Banks and the trustee of the Notes and the Tier I Notes that the Bank wishes to pay the full amounts of interest owed in respect thereof, and requested the approval of the Supervisor of Banks and the consent of the trustee for the change involved in making these payments.
On March 18, 2009 the Supervisor of Banks notified the Bank that he does not oppose that the Bank will pay the amounts of interest owed on the Notes and the Tier I Notes in full and on time, even if the Suspending Circumstances take place.
On March 19, 2009 the trustee of the Notes and the Tier I Notes also notified his agreement to the interest payments, even if the Suspending Circumstances take place.
Accordingly, the Bank will pay the amounts of interest owed on the Notes and the Tier I Notes in full and on their scheduled payment dates.

as at December 31, 2008 (in millions of NIS)

Note 13
Other Liabilitites

Composition:

	December 31	
	2008	2007
Provision for deferred taxes, net**	**70**	68
Current taxes - excess of current provision for taxes over advances paid to income tax	**116**	151
Deferred income	**326**	312
Employees, in respect of salaries and related expenses, net	**1,237**	*1,459
Excess accrued severance compensation reserve over prepaid assets	**1,020**	*393
Accrued expenses	**445**	476
Credit balances due to derivative financial instruments (except for embedded derivatives)	**14,695**	5,557
Creditors in respect of activities in credit cards	**10,927**	10,287
Provision for doubtful debts with respect to items not included in credit to the public	**93**	453
Other creditors and credit balances	**830**	912
Total other liabilities	**29,759**	20,068

* Reclassified.
** See also Note 29C.

(in millions of NIS)

Note 14
Shareholders' Equity

A. Share Capital

	Amount in NIS			
	Registered		Issued and paid-up	
	December 31		December 31	
	2008	2007	**2008**	2007
Ordinary shares of NIS 1 par value	**4,000,000,000**	2,000,000,000	**1,317,092,705**	1,260,717,500

The shares are registered for trading on the Tel-Aviv and London stock exchanges.

B. Dividends

The Board of Directors of the Bank has decided on a dividend policy under which at least half of net profits are distributed as dividends each year, every quarter. On January 15, 2008, the Board of Directors resolved that in the future this policy would refer to net operating profits only, whereas dividends from one-time profits would be distributed pursuant to ad-hoc decisions made by the Board of Directors.

The distribution of dividends by the Bank is subject to legal directives, including restrictions derived from Proper Conduct of Banking Business Directive No. 331, with regard to the distribution of dividends by a banking corporation. Accordingly, no dividend shall be distributed which would bring about one of the following: (1) the Bank could not comply with the Supervisor of Banks' restrictions with regard to dividend distribution (as specified in Proper Conduct of Banking Business Directive No. 331); or (2) the ratio of the Bank's capital to risk-adjusted assets would fall below 9%; or (3) the non-monetary assets of the Bank would exceed its shareholders' equity; or (4) the Bank could not comply with the requirements of Section 23A of the Banking (Licensing) Law, -1981 (the "Banking (Licensing) Law"), which stipulates a limit with regard to the percentage of capital which a banking corporation may invest in non-financial corporations; or (5) the Bank's ratio of Tier 1 capital (excluding hybrid Tier 1 capital) to risk-adjusted assets would fall below 6.5%.

Furthermore, according to Directive 331, no dividends shall be distributed when one or more of the last three calendar years ended in a loss, unless the Supervisor of Banks has approved the distribution in advance. Because the year 2008 ended in a loss, the Bank will require such approval.

The permission granted by the Governor of the Bank of Israel to the Arison Group to acquire a controlling interest in Bank Hapoalim states that no dividend shall be distributed from profits accrued at the Bank up until June 30, 1997 (the day prior to the acquisition of the controlling interest), unless the Supervisor of Banks has consented in advance and in writing.

The balance of capital reserves at the Bank on December 31, 2008 totaled NIS 10,783 million, of which a total of NIS 2,743 million cannot be distributed as dividends.

C. Shareholders' Equity

(1) On April 7, 2008, the Bank allocated to York Capital Management 52,500,000 ordinary shares of the Bank and 7,500,000 options (in two allocations) exercisable into shares, in consideration for a total of NIS 735 million. The consideration received was attributed to the shares and options according to their relative fair value.

The first allocation consists of 3,750,000 option notes, each exercisable into one ordinary share of the Bank for a period of twelve months from the closing date of the transaction, on April 1, 2008, at an exercise price of NIS 19 per ordinary share.

The second allocation consists of 3,750,000 option notes, each exercisable into one ordinary share of the Bank for a period of 24 months from the closing date of the transaction, on April 1, 2008, at an exercise price of NIS 22 per ordinary share.

(2) On August 6, 2008, a special general meeting of the Bank's shareholders resolved to increase the Bank's registered capital by an additional 2 billion ordinary shares with par value of NIS 1 each, such that following the said increase the registered capital of the Bank would consist of 4 billion ordinary shares; and resolved to amend the memorandum and articles of the Bank accordingly.

For details regarding options for employees, see Note 18 - "Share-Based Payment Transactions."

as at December 31, 2008 (in millions of NIS)

Note 15
Capital Adequacy

A) Capital adequacy is calculated in accordance with the rules set forth in Proper Conduct of Banking Business Directive No. 311 ("Minimum Capital Ratio") and No. 341 ("Capital Allocations for Exposure to Market Risks"). These directives list the various components to be included in each component of capital and the rates of weighting of balance-sheet and off-balance-sheet assets according to which risk balances are to be calculated.
B) The consolidation basis according to accounting rules, principles of which are detailed in Note 2, is not different from the supervisory consolidation basis according to the Minimal Capital Ratio Directives of the Supervisor of Banks.
C) Investments of a banking corporation in shares and subordinated notes of affiliated companies that are not non-financial corporations are deducted from capital, unless the Supervisor has approved non-deduction of such investments from capital.
D) Tier 1 and Tier 2 capital of the Bank include subordinated notes that constitute hybrid capital instruments. These instruments are to be converted into shares of the Bank under certain conditions, including in cases in which the Tier 1 capital ratio deviates from the established rates. The rate of these instruments out of Tier 1 capital is limited to 15%.
E) In January 2008, the Bank adopted a policy aimed at increasing the Bank's overall ratio of capital to risk components to 12% by the end of 2009.

1. Capital for the purpose of calculating the capital to risk assets ratio

	December 31
	2008
Tier I capital:	
Paid-up share capital	**8,033**
Surplus	**10,783**
Capital funds	**21**
Minority Interests in shareholders equity of consolidated companies	**430**
Innovative Instruments - Hybrid Tier I	**1,895**
Deduction from Capital	**(289)**
Total Tier I Capital	**20,873**
Tier II Capital:	
General provision for doubtful debts which constitutes part of the Tier II capital and is not deducted from credit to the public	**679**
Subordinated capital notes that consitute "hybrid capital instruments"	**790**
Total Upper Tier II Capital	**1,469**
Other subordinated notes	**8,317**
Total Tier II Capital	**9,786**
Less investment in shares of equity-basis investees	**(34)**
Total Capital	**30,625**

(in millions of NIS)

Note 15
Capital Adequacy (continued)

2. Assets

	Weighting rate Balances[3]	0%	20%	50%	100%	Deduction from capital	Risk Balances	Capital Demand
Cash on hand and deposits with banks	**38,590**	**32,277**	**6,053**	**-**	**260**		**1,471**	**132**
Securities[1]	**26,610**	**15,584**	**5,002**	**-**	**6,024**		**7,024**	**632**
Credit to the public[2]	**222,779**	**9,936**	**4,469**	**15,862**	**192,512**		**201,337**	**18,120**
Credit to Governments	**270**	**156**	**-**	**-**	**114**		**114**	**10**
Investment in equity-basis investees	**480**	**-**	**-**	**-**	**446**	**34**	**446**	**40**
Buildings and equipment	**3,905**	**-**	**-**	**-**	**3,905**		**3,905**	**351**
Other assets	**14,845**	**1,006**	**5,807**	**-**	**7,743**	**289**	**8,904**	**801**
Total assets	**307,479**	**58,959**	**21,331**	**15,862**	**211,004**	**323**	**223,201**	**20,086**
Off-balance sheet instruments								
Transactions in which the balance reflects credit risk	**32,009**	**3,444**	**746**	**-**	**27,819**		**27,968**	**2,517**
Derivative financial instruments	**35,625**	**193**	**21,337**	**-**	**14,095**		**18,362**	**1,653**
Total off-balance sheet instruments	**67,634**	**3,637**	**22,083**	**-**	**41,914**		**46,330**	**4,170**
Total credit risk assets[4]	**375,113**	**62,596**	**43,414**	**15,862**	**252,918**	**323**	**269,531**	**24,256**
Market risk								
Interest rate risk							**2,611**	**235**
Securities risk							**22**	**2**
Foreign Currency & Inflation risk							**2,000**	**180**
Options Risk							**556**	**50**
Total market risk							**5,189**	**467**
Total risk assets	**375,113**	**62,596**	**43,414**	**15,862**	**252,918**	**323**	**274,720**	**24,723**
(1) Not including capital fund from available for sale securities portfolio	**(47)**							
(2) Including general provision for doubtful debts which constitutes part of the capital	**679**							

(3) Assets-balance sheet balances; off-balance sheet instruments-stated value calculated taking into account the conversion ratios to credit

(4) Including: Guaranteed by:

	Government Securities	Deposits	Government Guarantee	Bank Guarantee
Cash on hand and deposits with banks			**467**	
Credit to the public	**596**	**9,316**	**24**	**4,166**
Transactions in which the balance reflects credit risk		**3,379**		**725**

Note 15
Capital Adequacy (continued)

3. Ratio of capital to risk assets

Ratio of Tier I capital to risk assets	**7.60%**
Total ratio of capital to risk assets	**11.15%**
Total minimum ratio of capital to risk assets as required by the Supervisor of Banks	**9.00%**

4. Subsidiaries abroad under Supervisor's directive to maintain minimum capital requirement

Bank Pozitif	
Ratio of Tier I capital to risk assets	**32.80%**
Total ratio of capital to risk assets	**32.44%**
Total minimum capital ratio as required by the Supervisor of Banks	**15.00%**

1. Capital for the purpose of calculating the capital to risk assets ratio

	December 31
	2007
	(NIS millions)
Tier I capital:	
Paid-up share capital	7,259
Surplus	*11,678
Capital funds	*133
Minority Interests in shareholders equity of consolidated companies	942
Innovative Instruments - Hybrid Tier I	1,406
Deduction from Capital	(266)
Total Tier I Capital	21,152
Tier II Capital:	
General provision for doubtful debts which constitutes part of the Tier II capital	
and is not deducted from credit to the public	707
Subordinated capital notes that consitute "hybrid capital instruments"	772
Total Upper Tier II Capital	1,479
Other subordinated notes	6,340
Total Tier II Capital	7,819
Less investment in shares of equity-basis investees	(45)
Total Capital	28,926

* Reclassified.

(in millions of NIS)

Note 15
Capital Adequacy
(continued)

2. Assets

	Weighting rate Balances	0%	20%	50%	100%	Deduction from capital	Risk Balances	Capital Demand
Cash on hand and deposits with banks	35,695	6,849	28,193	-	653		6,291	567
Securities[1]	48,652	16,771	9,905	-	21,976		23,957	2,156
Securities which were borrowed or bought								
under agreement to resell	471	6			465		465	42
Credit to the public[2]	205,432	11,137	3,824	15,561	174,910		183,455	16,511
Credit to Governments	404	259	-	-	145		145	13
Investment in equity-basis investees	766	-	-	-	687	79	687	62
Buildings and equipment	3,941	-	-	-	3,941		3,941	355
Other assets	8,583	796	3,181	-	4,374	232	5,010	451
Total assets	303,944	35,818	45,103	15,561	207,151	311	223,951	20,157
Off-balance sheet instruments								
Transactions in which the balance reflects								
credit risk	37,894	3,123	1,638	-	33,133		33,461	3,011
Derivative financial instruments	38,649	304	23,634	-	14,711		19,438	1,749
Total off-balance sheet instruments	76,543	3,427	25,272	-	47,844	-	52,899	4,760
Total credit risk assets	380,487	39,245	70,375	15,561	254,995	311	276,850	24,917
Market risk								
Interest rate risk							2,600	234
Securities risk							22	2
Foreign Currency & Inflation risk							1,967	177
Options risk							478	43
Total market risk							5,067	456
Total risk assets	380,487	39,245	70,375	15,561	254,995	311	281,917	25,373
(1) Not including capital fund from								
available for sale securities portfolio	246							
(2) Including general provision for doubtful								
debts which constitutes part of the capital	707							

(3) Assets-balance sheet balances; off-balance sheet instruments-stated value calculated taking into account the conversion ratios to credit

(4) Including: Guaranteed by:	Government Securities	Deposits	Government Guarantee	Bank Guarantee
Cash on hand and deposits with banks			510	
Credit to the public	470	10,593	74	3,462
Transactions in which the balance				
reflects credit risk		3,064		1,219

Note 15
Capital Adequacy
(continued)

3. Ratio of capital to risk assets

Ratio of Tier I capital to risk assets	7.50%
Total ratio of capital to risk assets	10.26%
Total minimum ratio of capital to risk assets as required by the Supervisor of Banks	9.00%

4. Subsidiaries abroad under Supervisor's directive to maintain minimum capital requirement

Bank Pozitif	
Ratio of Tier I capital to risk assets	39.02%
Total ratio of capital to risk assets	39.58%
Total minimum capital ratio as required by the Supervisor of Banks	15.00%

(in millions of NIS)

Note 16
Liens

A. Under a general arrangement for the receipt of credit from the Bank of Israel (net credit, after deduction of the balance of banks' deposits with the Bank of Israel), Israeli banks are required to provide the Bank of Israel with appropriate collateral for such credit.
To secure the credit provided by the Bank of Israel through the RTGS system, starting on July 25, 2007, the Bank pledged Israeli government bonds in a floating lien in an account in the name of the Bank of Israel at the TASE Clearing House (until that date, the floating lien was on the Bank's account).
As at December 31, 2008, government bonds at a total of NIS 4.7 billion were under lien (an average balance of NIS 4.2 billion and maximum balance of NIS 6.4 billion).
As at December 31, 2007, government bonds in the amount of NIS 3.3 billion were under lien (average balance of NIS 3.4 billion and maximum balance of NIS 3.8 billion).
B. Bonds and subordinated notes issued by consolidated companies, totaling NIS 12,635 million as at December 31, 2008 (December 31, 2007: NIS 10,303 million), are secured mainly by current liens on the companies' assets.
C. Deposits and securities in foreign currency held by the Bank Group abroad, with a balance in the amount of NIS 1,734 million as at December 31, 2008 (December 31, 2007: NIS 5,328 million), were pledged mainly to secure deposits from the public (through the FDIC) in accordance with the directives of government authorities in the U.S., and in respect of monetary loans received from central banks in those countries.
D. The Bank is a member of the Euroclear clearing-house, which is a clearing system for securities traded in international markets. For its activity in securities through this clearing-house and as collateral for a credit line established by the clearing-house operator in the Bank's favor, the Bank pledged cash and securities with a total balance of USD 50 million (NIS 190 million) as at December 31, 2008 (USD 50 million (NIS 192 million) as at December 31, 2007).
E. Bonds with a balance in the amount of NIS 237 million as at December 31, 2008 (NIS 1,388 million as at December 31, 2007) were pledged to secure deposits received within sale transactions of assets under repurchase agreements.
F. The Bank is a member of the Maof Clearing House Ltd. and the TASE Clearing House Ltd. For the purpose of the operation of these clearing houses in securing transactions under the Bank's responsibility, the Bank has pledged bonds in accounts opened for that purpose at these clearing houses. The balance of bonds pledged as at December 31, 2008 totaled NIS 1.6 billion (maximum balance NIS 2.2 billion). The balance of bonds pledged as at December 31, 2007 totaled NIS 1.5 billion (maximum balance NIS 2.0 billion). The required collateral at the balance-sheet date in respect of customers' activity totaled NIS 263 million.
In addition to the collateral detailed above, the Bank deposited collateral in cash with a total balance of NIS 36 million as at December 31, 2008 in favor of the risk fund of the TASE Clearing House, and in the amount of NIS 36 million in favor of the risk fund of the Maof Clearing House.
The amount of collateral which clearing-house members are required to deposit is updated from time to time, in accordance with the clearing houses' code of rules.
G. The Bank and its consolidated companies have CSA (credit support annex) agreements with foreign banks, aimed at minimizing the mutual risks that arise between banks in the course of derivatives trading. Under these agreements, the value of the inventory of derivatives transactions executed between the parties is periodically measured, and if the net exposure of one of the parties exceeds a predetermined threshold, that party provides deposits to the other party, through liens, until the date of the next measurement. As at December 31, 2008, the Bank Group provided deposits to foreign banks in a total amount of USD 607 million (USD 103 million as at December 31, 2007).
H. In July 2008, an agreement was signed between the Bank and the Bank of Israel, within which the Bank of Israel made a commitment to provide a credit line to the Bank up to a total amount of NIS 1 billion, for the purpose of fulfilling the Bank's commitment as a liquidity supplier in shekels for CLS Bank International.
As a condition for the provision of the loans, the Bank signed a bond in which it applied a first-rank floating lien in favor of the Bank of Israel on its rights to receive monetary amounts and charges in shekels owed at present and/or owed to the Bank in the future from time to time by its customers that are corporations incorporated under the laws of the state of Israel (hereinafter: the "Indebted Customers") and whose repayments to the Bank of any credit received from the Bank are not in arrears, in respect of credit in shekels, where the average duration of each credit does not exceed three years, granted and/or to be granted by the Bank to the Indebted Customers, up to a total amount of NIS 1.1 billion.

(in millions of NIS)

Note 16
Liens
(continued)

I. Sources of securities received as at December 31, 2008 which the Bank is permitted to sell or pledge, at fair value, before the effect of offsets:

	December 31, 2008	December 31, 2007
	In NIS millions	
Securities purchased under reverse repo agreements	**-**	465
Securities received in borrowing transactions of securities against cash	**-**	6
Total	**-**	471
Applications of securities received as collateral and securities of the Bank, at fair value, before the effect of offsets:		
Securities sold under repurchase agreements	**237**	1,388
Details of securities pledged to lenders:		
Securities available for sale	**237**	1,388

These securities were provided as guarantees to lenders, who are entitled to sell or pledge them.

Aside from these securities, as at the balance sheet date, additional securities were provided as guarantees, presented under the securities item in the amount of NIS 6,284 million, which the lenders are not permitted to sell or place under lien.

J. Bonds under lien as detailed above, which the lenders are not permitted to sell or place under lien:

	December 31, 2008	December 31, 2007
	In NIS billions	
Available for sale portfolio	**7.0**	8.3

Note 17
Employee Benefits

A. Retirement Compensation and Pensions

(1) General

The pension rights of employees reaching retirement age are covered by the amounts accumulated in allowance-based provident funds. In addition, the Bank deposits additional amounts in provident funds to cover severance pay for entitled employees. When an employee retires, the Bank is exempt from payment of severance pay. However, in cases of dismissal, the Bank is occasionally required to make supplementary payments. Based on previous experience, these supplementary payments are in immaterial amounts. Taking the above into consideration as well as estimates of future conditions, the Bank does not record a provision for such supplementary payments, except for employees as described in Section (2) below. At a number of consolidated companies, these amounts are covered by amounts accrued in funds and by insurance policies in favor of the employees.

(2) Personal Contracts - Bank Employees

(a) By approval of the general meeting, the Chairman of the Board of Directors serving since June 24, 2007 is entitled to retirement pay at a rate of 250% per year, starting on January 1, 2005, after his appointment as chairman of subsidiaries of the Bank; similar retirement terms have also been approved for him by the general meeting with regard to his term of service as Chairman of the Board of the Bank. The Chairman of the Board is also entitled to the payment of full terms of employment during the notice period before the termination of his term of service, which is six months when the termination is at his own initiative, and twelve months when the termination is not at his own initiative.

(b) The Chief Executive Officer (CEO) is employed under a personal contract, according to which at the end of the agreement period, and in the event that the CEO's employment is terminated, whether at his initiative or at the initiative of the Bank, the CEO shall be entitled to compensation at a rate of 220% for the period of his employment as CEO, and at a rate of 250% for the period of his employment prior to his appointment to the position of CEO.

The financial statements include sufficient provisions to cover the obligations detailed in sections 2(A) and (B).

(c) Members of the Board of Management and a group of senior employees (hereinafter: the "Senior Employees") are employed under personal contracts, according to which in the event that the Bank decides on its own initiative to dismiss one of the Senior Employees or to terminate his/her employment at the end of the agreement period, the Senior Employee shall be entitled to severance pay at a rate of 250%.

In addition, regarding some of the Senior Employees, in cases in which the Bank decides on its own initiative to dismiss one of them, or when the Senior Employee reaches the date on which the sum of his/her age and his/her period of employment at the Bank exceeds 75 years (for a member of the Board of Management serving at least seven years in his/her position, the number of years of service on the Board of Management will be added as additional years of employment for the purpose of the accrual of 75 years, as described above), the member of the Board of Management or the Senior Employee shall be entitled to early retirement, and may choose between enlarged severance compensation at a rate of 250% of his/her last monthly salary multiplied by the number of years of employment at the Bank, or a monthly pension at varying rates to be paid from the date of his/her early retirement until he/she reaches the retirement age specified by law. The rate of the pension for a member of the Board of Management is 2.67% per year for the first 15 years of work, 2% per year for each additional year in which he/she did not serve as a member of the Board of Management, and 2.5% for each year in which he/she served as a member of the Board of Management, up to a maximum rate of 70% of the salary that entitles him/her to the pension. With regard to Senior Employees, as noted above, who are not members of the Board of Management, the rate of the pension is 2.55% for the first 15 years of work, 1.5% per year for each additional year until the date of the signing of the start of their employment under personal contract, and 2% per year for each additional year, up to a maximum rate of 70% of the salary which entitles the employee to the pension. A member of the Board of Management or a Senior Employee who has reached the age of 62 may only choose a budget-based pension.

The financial statements include a provision in the amount of NIS 142 million, based on an actuarial calculation.

(3) Severance Pay and Post-Retirement Benefits

Bank employees are entitled, by law and according to employment agreements, to severance pay; furthermore, after retirement, they are entitled to a grant for unutilized sick days, benefits for holiday gifts, convalescence pay, and participation in welfare benefit costs.

These obligations, with the exception of severance pay, are calculated based on actuarial calculations that take into account, as relevant, among other things, a real salary increment of 1% per year, capitalized at an annual discount rate of 4%.

The surplus of these provisions over net amounts funded as at the balance sheet date totals NIS 1,020 million (December 31, 2007: NIS 393 million), included in the item "other liabilities."

Note 17
Employee Benefits
(continued)

B. Bonuses

(1) Members of the Board of Management, with the exception of the CEO, and a group of senior employees under personal contracts are entitled to an annual bonus derived from the Bank's rate of net return on equity. The rate of return determines the number of monthly salaries to which employees are entitled as an annual bonus. Entitlement to an annual bonus is contingent upon a rate of return no lower than 12%.

(2) In 2004, an agreement was signed with the employees' union at the Bank, under which all Bank employees are entitled to an annual bonus expressed in units of monthly salaries at varying rates, based on the rate of net return on equity. The bonus for each individual employee is differential and is based on the achievements of the employee and of the unit to which he/she belongs.

(3) The Bank has granted the CEO, the members of the Board of Management, and a group of senior employees phantom options, which entitle the employee, at the exercise date, to a monetary grant based on the difference between the price of the Bank's share on the stock exchange at that date, and the basis price as established for that employee at the time the options were granted.

(4) Members of the Board of Management, with the exception of the CEO and a group of senior employees under personal contracts, are entitled to an annual signing bonus (without accompanying conditions) throughout the period of their employment.

(5) Employees are entitled to a Jubilee bonus at the end of 25 and 40 years of employment at the Bank. These obligations are calculated based on actuarial calculations, taking into account real salary gains at a rate of 1% per year, capitalized at an annual discount rate of 4%. The balance of the obligations at the balance-sheet date totals NIS 65 million (December 31, 2007: NIS 62 million).
The financial statements include full provisions for the said bonuses.

C. Vacations

Bank employees are entitled, by law and according to employment agreements, to annual vacation days. The provision was calculated based on employees' most recent salaries and the number of vacation days accumulated, with the addition of the required incidental expenses. The balance of the provision at the balance-sheet date totals NIS 76 million (December 31, 2007: NIS 78 million).

D. Retirement Plans

The balance of the provision for retirement plans stands at NIS 809 million (December 31, 2007: NIS 423 million). This provision is based on actuarial calculations, including real salary gains of 1% per year, and capitalized at an annual discount rate of 4%.
In March 2008, the Board of Directors of the Bank decided to offer a voluntary-retirement plan to employees at a cost of NIS 250 million, the expense for which was included in the financial statements for 2007. The Board of Directors decided to offer an additional voluntary-retirement plan in May 2008, at a total cost of NIS 345 million.

E. Wage Agreement

In October 2007, understandings were reached between the Board of Management of the Bank and the Employees' Union of the Bank with regard to the terms of employment of employees. These understandings are intended to cover all remuneration of employees for the period from 2005 to 2012.
In accordance with the understandings, the Bank paid its employees a one-time bonus in the amount of one monthly salary on November 1, 2007. Another bonus in the amount of one monthly salary was paid to employees on January 1, 2009. Employees' combined salaries grew by 3.5% as of January 1, 2008, and will grow by an additional 2.5% as of January 1, 2010. As part of the understandings, the agreements reached between the Board of Management of the Bank and the Employees' Union in March 2004 with regard to the option plan for Bank employees, the manner and extent of ranking, the pace of promotions, the seniority mechanism, and the annual bonus will be extended and will remain in effect until the end of 2012. Option allocation to employees in the three years from 2010 to 2012 will require approval by the Board of Directors of the Bank.

Note 18
Share Based Payment Transactions

A. Details of Share-Based Payment Transactions

(1) Option Notes for Employees of the Bank

In May 2004, the Board of Directors of the Bank approved a plan to allocate 24 million nontradable option notes, at no cost, to permanent Bank employees, exercisable into 24 million ordinary shares of the Bank of NIS 1 par value. The option notes will be allocated, at no cost, one each year over six years,between 2004-2009, in portions of 4 million option notes each. In December 2005, the Board of Directors of the Bank approved an additional option plan for Bank employees under personal contracts. The plan stipulates that four packets will be granted, one each year in 2006-2009. The number of option notes to be granted under this plan in each of the years will be determined by the Board of Directors of the Bank, at its sole discretion. The option notes given to permanent employees and to employees under personal contracts are exercisable within one year, starting from the date when 48 months have elapsed from January 1 of the year in which the option notes were allocated. The balance of option notes allocated to employees but not yet exercised of the Bank as at December 31, 2008 amounts to 16,185,089 option notes.

Accordingly, in February 2009, the Bank allocated to its employees the balance of the options notes to which it was committed under the above plan. The balance of option notes allocated to employees of the Bank but not yet exercised ,near the date of publication of the financial statements, amounts to 19,619,781 option notes. In February 2009, the Bank allocated an additional 4,322,917 option notes to its employees. The fair value of the option notes is NIS 4.83.

(2) Phantom Options for Senior Employees

The Bank grants phantom options to members of management and to a group of senior employees. These options entitle the employee to a monetary grant at the exercise date, based on the difference between the price of the share on the TASE on that date and the base price established for that employee at the date of the grant. The amount of options granted to each employee is differential and is derived from the employee's position and rank. One-third of the options are exercisable after on year; an additional third is exercisable after two years; and the remainder is exercisable after three years. All of the options expire when three years and three months have elapsed from the date of the grant. The exercise price of the options is based on the average share price in the 15 days prior to the date of the grant, and is adjusted for dividends. In some grants, the exercise price is linked to the consumer price index; in other grants, there is no such linkage.

(3) Option Notes for the Chairman and the CEO

On February 13, 2008, the Board of Directors of the Bank resolved to allocate 825,000 nontradable option notes convertible into ordinary shares of the Bank to Mr. Dan Dankner, Chairman of the Board. The exercise price of the option notes is NIS 16.40 (the average price during the 15 trading days preceding the resolution of the Board of Directors to allocate the option notes). The value of the benefit, according to the Black-Scholes model, at the date of approval by the Board of Directors, is NIS 2.60.

The allocation of the option notes to the Chairman of the Board was approved on March 20, 2008 by the general assembly.

On March 30 2008, the Board of Directors of the Bank approved the allocation of 1,140,000 nontradable option notes convertible into ordinary shares of the Bank to Mr. Zvi Ziv, CEO of the Bank for the year 2007,

The exercise price of the option notes is NIS 16.30 (the average price during the 15 trading days preceding the resolution of the Audit Committee to allocate the option notes). The value of the benefit, according to the Black-Scholes model, at the date of approval by the Board of Directors, is NIS 3.13.

The option notes will be blocked for a period of two years from the date of allocation, and will be exercisable for two additional years from the end of the blockage period.

Upon exercising the aforementioned option notes, the Chairman of the Board and the CEO will be entitled to receive shares from the Bank in an amount reflecting the value of the benefit at the exercise date;

i.e., the difference between the price of the Bank's shares on the Tel Aviv Stock Exchange at the exercise date and the exercise price. The shares will be transferred to their ownership from a pool of shares to be held by the Bank for that purpose.

The Supervisor of Banks has granted approval for the Bank to purchase shares to be used for the purpose of the realization of the option plan for the Chairman of the Board and the CEO.

The approval is contingent upon the fulfillment of several conditions, primarily limiting the acquisition to a quantity of 1,250,000 shares and subjecting the acquisition to the conditions stipulated in the Proper Conduct of Banking Business Directive concerning dividend distribution.

Note 18
Share Based Payment Transactions (continued)

(4) Option Notes for Senior Employees

Within the plan for the private allocation of option notes at no cost, nontradable option notes exercisable into ordinary shares of the Bank of par value NIS 1 were allocated. The options are exercisable as follows: One third of the quantity is exercisable when 36 months have elapsed from the allocation date (hereinafter: the "determination date"); one third of the quantity is exercisable when 48 months have elapsed from the determination date; and one third is exercisable when 60 months have elapsed from the determination date. The above notwithstanding, all employees are entitled to exercise the full quantity of options when 63 months have elapsed from the determination date When options are exercised, a subsidiary of the Bank or a trustee acting on its behalf will offer to buy the exercised shares from the employee at the stock-market price on the exercise date, so that the employee remains with shares in an amount reflecting the benefit component, which is the difference between the stock-market value and the exercise price, with regard to the quantity of options exercised by the employee, divided by the value of the shares on the stock market at that date. The exercise price of the option for each exercised share is linked to the consumer price index, subject to adjustments as a result of the distribution of dividends and/or benefit shares and/or issuance of rights by the Bank, from the date of the decision to grant the option. All option notes under this plan were exercised by the end of 2006.

B. Estimates of Fair Value of Capital Instruments

The fair value of share options and capital grants given by the Bank to employees is measured on the date of the grant. Fair value is calculated using the Black-Scholes model. The expected lifetime used for the purposes of the calculation of fair value of the grant is equal to the vesting period, given that due to the minimal exercise supplement, on the one hand, and, that the options do not include a mechanism to adjust for the expected dividend yield, on the other hand, it is likely that employees will tend to exercise the options as early as possible in order to receive the dividends distributed to the shares.

Note 18
Share Based Payment Transactions (continued)

Set out below are the details of the central assumptions used to estimate the fair value of grants to employees:

	Options granted in		
	2008	2007	2006
Risk-free interest rate[(1)] (%)	**4.89%**	5.25%	5.00%
Expected lifetime (years)	**4**	4	4
Expected volatility[(2)] (%)	**24.56%**	25.01%	25%
Dividend yield per share (%)	**6.73%**	5.80%	5.70%
Exercise price (NIS)	**1**	1	1
Share price on date of grant (NIS)	**16.51**	20.1	20.77
Fair value per option note (NIS)	**11.79**	15.13	15.72

(1) The risk-free interest rate was estimated using a forecast shekel yield curve based on unlinked government bonds.
(2) The expected volatility of the share was estimated by examining the historical volatility of daily prices of the share over a period equivalent to the period of the grant.

Set out below are details of the central assumptions used to estimate the fair value of the grant to the Chairman of the Board and the CEO of the Bank:

Chairman of the Board of Directors		CEO of the Bank	
Risk-free interest rate[(1)] (%)	4.25%	Risk-free interest rate[(1)] (%)	4.79%
Expected lifetime (years)	4.118	Term to maturity (years)	4.09
Expected volatility[(2)] (%)	25.86%	Expected volatility[(2)] (%)	26.19%
Exercise price (NIS)	16.40	Exercise price (NIS)	16.30
Share price on date preceding approval of the general assembly (NIS)	13.35	Share price on March 30, 2008 (NIS)	13.93
Fair value per option note (NIS)	2.60	Fair value per option note (NIS)	3.13

(1) The risk-free interest rate was estimated using a forecast shekel yield curve based on unlinked government bonds.
(2) The expected volatility of the share was estimated by examining the historical volatility of daily prices of the share over a period equivalent to the period of the grant.

(in millions of NIS)

Note 18
Share Based Payment Transactions (continued)

C. Share-based Payment Transactions - Options to Shares type

Share-based Payment Transaction Granted to Employees of the Bank

	December 31					
	2008		2007		2006	
Movement in share options	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
In circulation at start of year	**15,943,593**	**1**	11,935,475	1	7,921,563	1
Granted during the year(1)	**4,264,757**	**1**	4,180,171	1	4,104,656	1
Forfeited during the year	**(148,056)**	**1**	(172,053)	1	(90,744)	1
Exercised during the year(2)	**(3,875,205)**	**1**	-	1	-	1
In circulation at year end(3)	**16,185,089**	**1**	15,943,593	1	11,935,475	1

(1) The weighted average of the fair value of the share options granted during the year at the measurement date was NIS 11.79 per option (2007: NIS 15.13, 2006: NIS 15.72).

(2) The weighted average of the share price at the exercise date of the share options exercised in 2008 was NIS 14.67.

(3) Options for shares in circulation at year end are divided into sections by exercise price*:

	December 31		
	2008	2007	2006
Exercise price range in NIS	**1**	1	1
Number of options	**16,185,089**	15,943,593	11,935,475
Weighted average of exercise price (NIS)	**1**	1	1
Weighted average of balance of expected lifetime (years)	**2.5**	2.5	3.0
Of which exercisable:			
Number of options	**-**	-	-
Weighted average of exercise price (NIS)	**1**	1	1

* The exercise price of all options issued within the plans is NIS 1.

(in millions of NIS)

Note 18
Share Based Payment Transactions (continued)

C. Share-based Payment Transaction - Options to Shares type (continued)

Share-based Payment Transaction Granted to Senior Employees of the Bank

	December 31					
	2008		2007		2006	
Movement in share options	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
In circulation at start of year	**-**	**-**	-	-	2,706,659	7.93
Exercised during the year[(1)]	**-**	**-**	-	-	(2,706,659)	7.93
In circulation at year end	**-**	**-**	-	-	-	-

(1) Weighted average of the fair value of the share options granted during 2006 was NIS 21.5.

D. Liabilities Arising from Share-Based Payment Transactions

	December 31	
	2008	2007
Total liabilities arising from share-based payment transactions	**5**	65
Internal value of liabilities where the counterparty's right to cash or other assets vested by the end of the year	**-**	12

(in millions of NIS)

Note 19
Assets and Liabilities According to Linkage Basis

	December 31, 2008						
	Israeli Currency		Foreign Currency[1]				
	Unlinked	Linked to the CPI	U.S. Dollars	Euro	Other	Non-Monetary items*	Total
Assets							
Cash on hand and deposits with banks	10,371	182	25,374	1,329	1,334	-	38,590
Securities	11,104	2,469	6,055	3,138	2,058	1,833	26,657
Credit to the public[2]	109,348	57,213	36,276	9,171	10,037	55	222,100
Credit to Governments	1	30	239	-	-	-	270
Investment in equity-basis investees	-	-	-	-	-	480	480
Buildings and equipment	-	-	-	-	-	3,905	3,905
Other assets	2,756	949	8,486	554	1,697	403	14,845
Total assets	133,580	60,843	76,430	14,192	15,126	6,676	306,847
Liabilities							
Deposits from the public	117,016	22,074	65,998	15,352	6,458	55	226,953
Deposits from banks	2,488	2,371	2,261	814	264	-	8,198
Deposits from the Government	43	1,461	153	-	-	-	1,657
Securities which were lent or sold under agreements to repurchase	-	-	-	-	237	-	237
Debentures and subordinated notes	1,144	16,996	2,437	129	112	-	20,818
Other liabilities	15,725	849	10,186	708	1,965	326	29,759
Total liabilities	136,416	43,751	81,035	17,003	9,036	381	287,622
Excess of assets (liabilities)	(2,836)	17,092	(4,605)	(2,811)	6,090	6,295	19,225
Effect of hedging derivatives:							
Derivative instruments (not including options)	-	-	91	(91)	-		
Effect of non hedging derivatives:							
Derivative instruments (not including options)	13,699	(15,548)	4,866	2,537	(5,554)	-	
Options in the money, net (in terms of underlying asset)	726	-	(1,208)	185	297		
Options out of the money, net (in terms of underlying asset)	34	(1)	181	(68)	(146)		
Total	11,623	1,543	(675)	(248)	687	6,295	
Options in the money, net (nominal present value)	875	-	(1,448)	233	340	-	
Options out of the money, net (nominal present value)	1,548	-	(624)	(735)	(189)	-	

* Including derivative instruments which their underlying asset relates to a non-monetary item.
(1) Including linked to foreign currency.
(2) After deducting provisions for doubtful debts - partly from borrowers who were specifically identified and partly according to the proportion of each linkage basis to the total credit to the public.

(in millions of NIS)

Note 19
Assets and Liabilities According to Linkage Basis (continued)

	December 31, 2007						
	Israeli Currency		Foreign Currency(1)				
	Unlinked	Linked to the CPI	U.S. Dollars	Euro	Other	Non-Monetary items**	Total
Assets							
Cash on hand and deposits with banks	5,311	1,258	*25,648	1,710	1,768	-	*35,695
Securities	13,564	*2,443	*22,708	4,957	2,828	1,906	*48,406
Securities which were borrowed or bought under agreement to resell	6	-	385	-	80	-	471
Credit to the public(2)	91,148	*56,133	34,242	9,478	12,776	948	*204,725
Credit to Governments	1	50	353	-	-	-	404
Investment in equity-basis investees	-	-	-	-	-	766	766
Buildings and equipment	-	-	-	-	-	3,941	3,941
Other assets	2,874	776	2,604	474	1,412	443	8,583
Total assets	112,904	60,660	85,940	16,619	18,864	8,004	302,991
Liabilities							
Deposits from the public	105,814	23,305	76,734	15,506	9,443	948	231,750
Deposits from banks	3,765	958	3,571	305	444	-	9,043
Deposits from the Government	70	1,983	155	1	1	-	2,210
Securities which were lent or sold under agreements to repurchase	-	-	1,240	-	148	-	1,388
Debentures and subordinated notes	1,261	14,049	3,178	139	185	-	18,812
Other liabilities	14,174	989	2,561	530	1,515	299	20,068
Total liabilities	125,084	41,284	87,439	16,481	11,736	1,247	283,271
Excess of assets (liabilities)	(12,180)	19,376	(1,499)	138	7,128	6,757	19,720
Effect of hedging derivatives:							
Derivative instruments (not including options)	-	-	92	(92)	-		
Effect of non hedging derivatives:							
Derivative instruments (not including options)	19,006	(13,843)	1,358	305	(6,826)	-	
Options in the money, net (in terms of underlying asset)	147	-	(707)	401	159		
Options out of the money, net (in terms of underlying asset)	602	-	(307)	(392)	97		
Total	7,575	5,533	(1,063)	360	558	6,757	
Options in the money, net (nominal present value)	37	-	(906)	699	170		
Options out of the money, net (nominal present value)	2,365	-	(2,103)	(667)	405		

* Reclassified.
** Including derivative instruments which their underlying asset relates to a non-monetary item.
(1) Including linked to foreign currency.
(2) After deducting provisions for doubtful debts - partly from borrowers who were specifically identified and partly according to the proportion of each linkage basis to the total credit to the public.

Note 20
Assets and Liabilities According to Linkage Basis and Maturity Date*

December 31, 2008	Future expected contractual cash flows demand to 1 month	From 1 to 3 months	From 3 months to 1 year
Israeli Currency - Unlinked:			
Assets	**45,117**	**11,883**	**23,719**
Liabilities	**107,829**	**9,114**	**12,985**
Difference	**(62,712)**	**2,769**	**10,734**
Derivatives instruments (except options)	**(1,732)**	**1,997**	**4,369**
Options (in terms of the underlying asset)	**488**	**14**	**242**
Israeli Currency - Linked to the CPI:			
Assets	**600**	**1,810**	**8,535**
Liabilities	**671**	**1,450**	**5,608**
Difference	**(71)**	**360**	**2,927**
Derivatives instruments (except options)	**(229)**	**(1,092)**	**(3,825)**
Options (in terms of the underlying asset)	**-**	**-**	**-**
Foreign Currency - Israeli operations(1):			
Assets	**27,334**	**6,236**	**9,456**
Liabilities	**38,207**	**18,991**	**9,071**
Difference	**(10,873)**	**(12,755)**	**385**
Derivatives instruments (except options)	**2,044**	**(909)**	**(576)**
Options (in terms of the underlying asset)	**(488)**	**(14)**	**(241)**
Foreign Currency - Foreign operations:			
Assets	**17,939**	**9,401**	**7,460**
Liabilities	**12,341**	**8,194**	**3,739**
Difference	**5,598**	**1,207**	**3,721**
Non-monetary items:			
Assets	**-**	**-**	**-**
Liabilities	**-**	**-**	**-**
Difference	**-**	**-**	**-**

* This note presents future expected contractual cash flows in respect of assets and liabilities according to linkage bases, according to the outstanding expected maturity periods of each cash flow. The data is presented less provisions for doubtful debts. Unlinked deposits, at interest rates derived from the prime rate, with an option for early redemptions, were included under the first period of option realization after balance sheet date.
Interest on contracts in which interest is variable (on fixed dates in advance or with dates not fixed in advance), was calculated according to interest rates in effect on December 31, 2008.

(1) Including linked to foreign currency.
(2) Assets without a repayment period, including assets in the sum of NIS 1,737 million, which are past due (31.12.07: NIS 1,662 million).
(3) As included in Note 19 "Assets and Liabilities according to Linkage Basis", including off-balance sheet amount in respect of derivatives.

(in millions of NIS)

Future expected contractual cash flows								Balance-sheet balances[3]	
From 1 year to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	From 5 to 10 years	From 10 to 20 years	Over 20 years	Total Cash flow	With no fixed repayment period[2]	Total
17,315	**13,006**	**8,738**	**5,777**	**11,246**	**3,225**	**509**	**140,535**	**3,098**	**133,580**
3,240	**1,161**	**521**	**1,005**	**491**	**900**	**781**	**138,027**	**401**	**136,416**
14,075	**11,845**	**8,217**	**4,772**	**10,755**	**2,325**	**(272)**	**2,508**	**2,697**	**(2,836)**
3,655	**978**	**1,523**	**624**	**3,650**	**90**	**-**	**15,154**	**-**	**13,699**
(26)	**1**	**(12)**	**5**	**34**	**26**	**-**	**772**	**-**	**760**
11,801	**8,107**	**6,877**	**6,640**	**19,853**	**12,418**	**1,530**	**78,171**	**100**	**60,843**
7,676	**5,124**	**4,822**	**4,978**	**17,962**	**6,053**	**159**	**54,503**	**-**	**43,751**
4,125	**2,983**	**2,055**	**1,662**	**1,891**	**6,365**	**1,371**	**23,668**	**100**	**17,092**
(2,124)	**(1,056)**	**(1,947)**	**(1,473)**	**(4,840)**	**(1,171)**	**-**	**(17,757)**	**-**	**(15,548)**
1	**-**	**-**	**-**	**-**	**-**	**-**	**1**	**-**	**(1)**
4,704	**2,569**	**2,023**	**2,235**	**2,881**	**961**	**48**	**58,447**	**376**	**58,941**
1,666	**1,145**	**909**	**1,066**	**1,878**	**297**	**-**	**73,230**	**61**	**69,909**
3,038	**1,424**	**1,114**	**1,169**	**1,003**	**664**	**48**	**(14,783)**	**315**	**(10,968)**
(1,535)	**83**	**498**	**951**	**960**	**1,087**	**-**	**2,603**	**-**	**1,849**
24	**(1)**	**12**	**(5)**	**(34)**	**(26)**	**-**	**(773)**	**-**	**(759)**
5,321	**5,273**	**2,578**	**973**	**1,489**	**693**	**60**	**51,187**	**272**	**46,807**
782	**799**	**1,122**	**1,141**	**3,695**	**5,449**	**37**	**37,299**	**554**	**37,165**
4,539	**4,474**	**1,456**	**(168)**	**(2,206)**	**(4,756)**	**23**	**13,888**	**(282)**	**9,642**
-	**-**	**-**	**-**	**-**	**-**	**-**		**6,676**	**6,676**
-	**-**	**-**	**-**	**-**	**-**	**-**		**381**	**381**
-	**-**	**-**	**-**	**-**	**-**	**-**		**6,295**	**6,295**

Note 20
Assets and Liabilities According to Linkage Basis and Maturity Date* (continued)

Total as at December 31, 2008	Future expected contractual cash flows demand to 1 month	From 1 to 3 months	From 3 months to 1 year
Assets	**90,990**	**29,330**	**49,170**
Liabilities	**159,048**	**37,749**	**31,403**
Difference	**(68,058)**	**(8,419)**	**17,767**
Derivatives instruments (except options)	**83**	**(4)**	**(32)**

(1) As included in Note 19 "Assets and Liabilities according to Linkage Basis", including off-balance sheet amount in respect of derivatives.
(2) Assets without a repayment period, including assets in the sum of NIS 1,737million, which are past due. (31.12.07: NIS 1,662 million)

Total as at December 31, 2007	Future expected contractual cash flows demand to 1 month	From 1 to 3 months	From 3 months to 1 year
Assets	78,156	23,396	58,077
Liabilities	157,537	31,922	31,618
Difference	(79,381)	(8,526)	26,459
Derivatives instruments (except options)	48	20	37

* This note presents future expected contractual cash flows in respect of assets and liabilities according to linkage bases, according to the outstanding expected maturity periods of each cash flow.The data is presented less provisions for doubtful debts.
Unlinked deposits, at interest rates derived from the prime rate, with an option for early redemptions, were included under the first period of option realization after balance sheet date.
Interest on contracts in which interest is variable (on fixed dates in advance or with dates not fixed in advance), was calculated according to interest rates in effect on December 31, 2007.
(1) As included in Note 19 "Assets and Liabilities according to Linkage Basis", including off-balance sheet amount in respect of derivatives.
(2) Assets without a repayment period, including assets in the sum of NIS 1,662 million, which are past due.

(in millions of NIS)

Future expected contractual cash flows								Balance-sheet balances( )	
From 1 year to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	From 5 to 10 years	From 10 to 20 years	Over 20 years	Total Cash flow	With no fixed repayment period(2)	Total
39,141	**28,955**	**20,216**	**15,625**	**35,469**	**17,297**	**2,147**	**328,340**	**10,522**	**306,847**
13,364	**8,229**	**7,374**	**8,190**	**24,026**	**12,699**	**977**	**303,059**	**1,397**	**287,622**
25,777	**20,726**	**12,842**	**7,435**	**11,443**	**4,598**	**1,170**	**25,281**	**9,125**	**19,225**
(4)	**5**	**74**	**102**	**(230)**	**6**	**-**	**-**	**-**	**-**

Future expected contractual cash flows								Balance-sheet balances(1)	
From 1 year to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	From 5 to 10 years	From 10 to 20 years	Over 20 years	Total Cash flow	With no fixed repayment period(2)	Total
36,447	32,876	27,278	15,136	36,756	17,500	4,627	330,249	11,331	302,991
14,939	8,698	6,796	7,440	29,239	19,066	839	308,094	1,636	283,271
21,508	24,178	20,482	7,696	7,517	(1,566)	3,788	22,155	9,695	19,720
173	32	30	359	(623)	(76)	-	-	-	-

(in millions of NIS)

Note 21
Contingent Liabilities and Special Commitments

	December 31	
	2008	2007
A. Off-balance sheet financial instruments:		
Contract balances or nominal amounts -		
Transactions, the balance of which represents a credit risk:		
(a) Documentary credit	**1,636**	1,113
(b) Credit guarantees	**10,785**	13,606
(c) Guarantees to purchasers of apartments	**7,590**	6,500
(d) Other guarantees and liabilities	**13,568**	12,292
(e) Unutilized credit facilities for credit cards	**10,456**	12,089
(f) Unutilized revolving debitory facilities	**69,374**	63,486
(g) Irrevocable obligations to grant credit, which has been approved but is yet undrawn	**28,400**	38,105
(h) Obligations to issue guarantees	**3,219**	3,677

	December 31	
	2008	2007
B. Off-balance sheet commitment regarding activity per the extent of collection for year-end		
Credit balance from deposits as per extent of collection[1]		
Israeli currency - unlinked	**44**	3,455
Israeli currency - linked to the CPI	**8,644**	8,764
Foreign currency	**1,600**	1,522
Total	**10,288**	13,741

(1) Standing loans and deposits from the Government which were granted on their behalf, in the amount of NIS 262 million (2007: NIS 933 million), were not included in this table.

(in millions of NIS)

Note 21
Contingent Liabilities and Special Commitments (continued)

B. Off balance sheet commitment regarding activity per the extent of collection for year-end (continued)

Future flows of collection commissions and interest margin as per extent of collection activity(1)

	Up to 1 year	From 1 to 3 years	From 3 to 5 years	From 5 to 10 years	From 10 to 20 years	Over 20 years	Total	December 31 2007 Total
1. Linked to the CPI(2)								
Future contractual flows	**49**	**87**	**75**	**168**	**122**	**5**	**506**	565
Expected future flows after management's estimate of early repayment	**49**	**83**	**66**	**127**	**74**	**2**	**401**	462
Capitalized future flows after management's estimate of early repayments(3)	**48**	**78**	**59**	**101**	**50**	**1**	**337**	374

(1) Credit and deposits from deposits which their repayment to the depositor is dependant on the collection of the credit (or deposits) with margin or collection commission (instead of margin).
(2) Including foreign currency segment.
(3) The future flows were discounted at a rate of 3.18% (2007: 3.67%).

	Up to 1 year	From 1 to 3 years	From 3 to 5 years	From 5 to 10 years	From 10 to 20 years	Over 20 years	Total	December 31 2007 Total
2. Unlinked								
Future contractual flows	-	-	-	-	-	-	-	3
Expected future flows after management's estimate of early repayment	-	-	-	-	-	-	-	3
Capitalized future flows after management's estimate of early repayments(1)	-	-	-	-	-	-	-	3

(1) The future flows were discounted at a rate of 3.18% (2007: 3.67%).

Information on loans granted during the year in mortgage banks:

	December 31 2008	2007
Loans from deposits as per extent of collection	**245**	398
Standing loans	**12**	12

(in millions of NIS)

Note 21
Contingent Liabilities and Special Commitments (continued)

C. Contingent liabilities and other special commitments

	December 31	
	2008	2007
(1) Construction and purchase of buildings and equipment	**97**	32
(2) Rent, payable in future years, for buildings and equipment in respect of commitments for periods longer than three years, after balance sheet date:		
First year	**90**	77
Second year	**91**	77
Third year	**91**	77
Fourth year	**86**	74
Fifth year	**77**	67
Over five years	**562**	477
Total rent for buildings and equipment	**997**	849

Note 21
Contingent Liabilities and Special Commitments (continued)

C. Contingent Liabilities and Other Special Commitments (continued)

(3) Legal Claims

(A) The Bank Group (the Bank and its consolidated subsidiaries) is a party to legal proceedings, including requests to certify class actions taken against it by its customers, former customers, and various third parties, who deem themselves injured or harmed by the Bank's operations during the normal course of business. The causes of the claims against the Bank Group are various and wide-ranging. In the opinion of the Bank's Board of Management, based on legal opinions with regard to the likely outcome of pending claims, including requests to certify class actions, the financial statements include sufficient provisions, in accordance with generally accepted accounting principles, to cover possible damages resulting from all claims, where such provisions are necessary.

The additional exposure in respect of claims filed against the Bank on various matters with a "reasonably possible" probability of materialization amounted to NIS 205 million.

Set out below are details of the claims, including petitions to certify claims as class actions, in material amounts, as at the date of filing (claim amounts listed below are the original amounts, as they appear in the claim statements):

1. On June 11, 2008, a claim and a petition to certify the claim as a class action were filed with the District Court of Tel-Aviv-Jaffa against Isracard Ltd. (hereinafter: "Isracard," a subsidiary of the Bank). The amount of the class action suit stated in the claim statement is NIS 15 billion.

The claim and the petition for class action status, which are presented in an unclear manner and using inappropriate language, describe a detailed sequence of events beginning with charges performed in 1999. To the best of the understanding of Isracard, the claimant alleges that about nine years ago, the account of his wife at the time was debited with charges which, according to him, should not have been accepted by Isracard. According to the claimant, the sales slips were falsified by a particular business, and Isracard should have cancelled the false charge.

The District Court ordered the claimant to resubmit his petition, due to an inability to understand the court documents filed on his behalf, by November 2008. After that date, Isracard filed a motion to strike the petition in limine. The court ruled that this motion would be discussed in pretrial proceedings. In December 2008, the documents "corrected" by the claimant were provided, with the amount of the claim increased to NIS 18 billion. In March 2009, a ruling was handed down according to which the petition to certify the class action was expunged.

2. On October 2007, a claim and a petition to certify the claim as a class action, in the amount of approximately NIS 208 million, were filed with the District Court of Tel-Aviv-Jaffa against the Bank. In the claim, the claimant lists several alleged faults in the conduct of the Bank, which caused damage to him and to the group which he seeks to represent. The faults listed by the customer in the claim are the following: collection of a management fee for a full month, even for accounts not opened on the first day of the month; collection of a credit allocation fee for a full month, even for credit not executed on the first day of the month; non-unification of several deposits of the same type, as a result of which the interest credited to the customer is lower than it should be; deposits of different types which in practice earn the same interest, despite the fact that according to the Bank's presentations, "Choice" type deposits have preference, as do "Plus" deposits; collection of management fees for securities deposits at the end of the quarter by the Bank in a minimum amount, while disregarding the management fees collected during the quarter; in sales of foreign securities, crediting of the customer's account with the proceeds of the sale with a value date three days later attached to the credit.

3. On June 14, 2007, an appeal was filed with the National Labor Court in Jerusalem of the decision not to certify a claim filed in the past as a class action. The class action, which was dismissed, in respect of which the aforesaid appeal was filed, was in the amount of NIS 190 million. In the dismissed claim, the claimants, who are former employees of the Bank, allege that severance pay moneys deposited in Gadish 2 1/3 on their behalf by the Bank as an employer were not paid to them upon termination, but were unlawfully returned to the Bank. The claimants further allege that the Bank was not entitled to deduct the moneys accrued to their credit in the provident fund from the enlarged severance pay which they were granted. According to the claimants, the moneys accrued in the provident fund also include compensation which the Bank was not entitled to deduct from the enlarged severance pay which they received upon the termination of their employment. This appeal was dismissed on January 18, 2009.

4. On April 1, 2007, a claim and a petition to certify the claim as a class action were filed with the District Court of Tel-Aviv-Jaffa against the Bank and against Bank Leumi. The amount stated in the claim statement is approximately NIS 386 million. The claimants allege that the defendants, who are TASE members, charged fees in the past and charge fees in the present from mutual-fund managers for securities and/or foreign-currency buying and selling transactions which are higher than the fees charged from other entities at the same time, in contravention of the provisions of Section 69 of the Joint Trust Investment Law, 5754-1994. According to the claimants, the claim concerns losses caused to themselves and to the other members of the group as a result of the fact that the defendants unlawfully charged mutual-fund managers brokerage fees at a higher rate than should have been charged, thereby increasing economic costs, reducing the value of the fund's assets, reducing the value of each participatory unit, and, as a consequence of all of the above, reducing the profit (or increasing the loss) of each investor.

Note 21
Contingent Liabilities and Special Commitments (continued)

C. Contingent Liabilities and Other Special Commitments (continued)

5. On December 13, 2006, a claim and a petition to certify the claim as a class action against the Bank and against Bank Leumi LeIsrael B.M. and Israel Discount Bank Ltd. were filed with the District Court of Jerusalem. The aggregate amount of the class-action suit against all of the defendants, as specified in the claim statement, is NIS 5.6 billion. The claimants note in their claim that according to a different method of calculation, the amount claimed is at least NIS 5.2 billion.

The claimants, who present themselves as citizens who maintain households and who received credit from the defendants, allege in the claim that they were charged excessive interest payments without economic or commercial justification. The claimants further allege that the interest rate was determined while exploiting the claimants' standing in the households banking market, while reducing competition and causing damage to the public and/or while creating an illegal binding arrangement. The claimants further allege that the interest rate was determined while misinforming them with regard to the usual price of credit services for the households sector, in violation of the Consumer Protection Law, 1981. The claimants allege that this resulted in damage to the claimants and to the other customers of the defendant banks comprising the households sector.

In May 2008, the court ruled to "freeze" proceedings in this claim until a ruling is given in the claim described in Subsection 8 below.

6. On December 12, 2006, an appeal was filed with the Supreme Court of a verdict returned by the District Court of Tel Aviv, in which the court dismissed a claim and a petition to certify it as a class action filed in March 2002 against the Bank and Mishkan Bank Hapoalim Lemashkantaot Ltd. (hereafter: "Mishkan"), which was merged into the Bank on December 31, 2003. The class action, which was dismissed, in respect of which the aforesaid appeal was filed, was in the amount of approximately NIS 498 million.

In the dismissed claim, the claimant alleged that the Bank had acquired the shares of Mishkan as part of a full purchase offer published by the Bank with regard to the company's share at a value lower than the fair value. He claimed that the Bank should be obligated to pay the group which he sought to represent the difference between the acquisition value and the full fair value of the shares acquired.

7. On December 25, 2006, an appeal was filed with the Supreme Court of the decision by the District Court to dismiss a petition to certify a claim filed in the past as a class action. The class action, which was dismissed, in respect of which the aforesaid appeal was filed, was in the amount of approximately NIS 222 million.

In the dismissed claim, the claimant alleged that he was unlawfully charged a duplicate securities account management fee, as he pays an identical fee to Peilim, and that he had not entered into an agreement with the Bank with regard to this matter. He further alleged that the former name of the fee (securities safekeeping fee) was replaced by the Bank in order to conceal its justification, as the Bank does not perform any actions in his securities portfolio. As such, a fee cannot be charged for a service which was not provided.

8. On September 12, 2006, a claim statement and a petition to certify the claim as a class action were filed with the District Court of Tel-Aviv-Jaffa against the Bank and against Bank Leumi LeIsrael B.M. and Israel Discount Bank Ltd. The amount of the claim noted in the claim statement against all of the respondents in aggregate is NIS 7 billion; the claimant notes that she reserves the right to amend the claim statement.

The claimant alleges that while she maintained an account with the Bank, she was charged excessive and unreasonable interest payments by the Bank, as well as payments for added risk, credit allocation fees, and account management fees in a current drawing business account which, she claims, were uniform among all of the respondents. According to the claimant, the Bank acted in coordination with the other respondents, under a restrictive arrangement among them, and as a result of the uniformity in interest rates competition among them was averted or reduced, thereby increasing the interest spread in the unlinked shekel segment in current accounts, and allegedly creating profits for the respondents while causing damage to the public and to the economy.

On January 21, 2008, the court approved the hearing of the claim as a class action. The Bank filed for permission to appeal this ruling.

9. On August 2003, a claim and a petition to certify the claim as a class action were filed with the District Court of Haifa against the Bank and other banks. In December 2003, the claimants submitted an amended written petition to certify the claim as a class action, in which they sought to set the amount of their claim against all of the respondent banks in aggregate at NIS 345 million.

The claimants allege that the banks do not comply with their duties under the Banking Regulations (Service to Customers) (Due Disclosure and Submission of Documents) (Amendment No. 2), 2003 with regard to the notification of customers of the rate of fees involved in their transactions prior to performing such transactions, and that this constitutes misrepresentation, unfair disclosure, and exploitation of the customers' ignorance.

In March 2009, a ruling was handed down according to which the claim and the petition to certify the claim as a class action were expunged.

10. In 1997, a claim and a petition to certify the claim as a class action, as well as a petition for declaratory relief, were filed with the District Court of Tel Aviv against five mortgage banks, including Mishkan. The claim was in a total amount in excess of NIS 1 billion.

The claim refers to fees for borrowers' life insurance and property insurance, which according to the claimant were collected unlawfully. The claim does not provide details as to how the amount was calculated, or what portion is attributed to Mishkan.

Note 21
Contingent Liabilities and Special Commitments (continued)

C. Contingent Liabilities and Other Special Commitments (continued)

The District Court dismissed the petition to certify the claim as a class action. However, the Court ruled that if the claim statement is amended, it will be possible to deliberate on the petition for declaratory relief in the matter of a restrictive arrangement and on the issue of different forms of insurance, under Section 29 of the Civil Procedures Ordinance, 1984. Subsequent to this ruling, all parties filed appeal petitions. With the parties' consent, the Supreme Court granted permission to appeal, and ruled that the petitions would be discussed as an appeal.

In November 2001, the Supreme Court decided to delay the discussion of the appeal until after a ruling had been given in another case discussed by the Supreme Court, which also concerned the aforesaid Section 29. In April 2003, a verdict was issued on the other case, which mainly concerned a more restricted application of the aforesaid Section 29 as an instrument for the filing of class actions. The parties to the claim subsequently submitted their positions to the Supreme Court regarding the continuation of the appeal procedures.

The name of a claimant related to the Bank was expunged from the claim statement, and a petition was filed to replace him with a different claimant. The ruling on this matter has not yet been returned.

(B) Also pending against the Bank are claims, including petitions to certify class actions, as detailed below. In the opinion of the Bank's Board of Management, based on legal opinions, at this stage it is not possible to assess the chances of these legal proceedings; accordingly, no provision has been made in respect thereof.

1. On October 7, 2008, a claim and a petition to certify the claim as a class action were filed with the District Court of Tel Aviv against Isracard. The amount of the personal claim stated in the claim statement is NIS 87, and the amount of the class-action suit "cannot be estimated at this stage," according to the claimant.

Claimant No. 1 (the "Claimant"), who is the holder of a credit card issued by Isracard, alleges that when he sought to pay his National Insurance fees at the Postal Bank, he was obliged to make the payment via a "Credit" transaction, which entails taking a loan from Isracard. According to the Claimant, by this action Isracard violated the prohibition established in the Banking Law (Service to Customers), 1981 on making a service contingent upon another service. The Claimant (and another claimant who holds a credit card issued by Leumi Card Ltd.) seek to represent holders of credit cards issued by Isracard who "borrowed money from the respondents because the respondents required them to do so as a condition of making a particular payment by credit card." The remedy requested is to allow customers who were not interested in such a loan to cancel the loan contract, while refunding any payments made to Isracard in respect of this contract, including the interest and fee paid to Isracard.

2. On September 28, 2008, a claim and a petition to certify and administer the claim as a class action in the amount of approximately NIS 672 million were filed with the District Court of Tel-Aviv-Jaffa against the Bank and against Bank Leumi LeIsrael Ltd., Bank Otsar Hahayal, Israel Discount Bank Ltd., and Effective Investment Portfolio Management Ltd. as a formal respondent.

The cause of the claim, according to the claimants, is a fee unlawfully collected by the respondent banks from customers who trade in the market in "options on the TA-25 index" through independent portfolio managers such as the formal respondent. This fee, known as the "realization fee," is allegedly charged in secrecy, in addition to the buying and selling fees of the options, which are known and disclosed, in contravention of the agreement and of any lawful right.

3. On August 4, 2008, a claim and a petition to certify and administer the claim as a class action in the amount of approximately NIS 834 million were filed with the District Court of Jerusalem against the Bank and against Poalim Mutual Funds Ltd. (the "Manager"), a company under the control of the Bank which managed mutual funds; Almagor-Breitman Trusts Ltd.; and the Israel Securities Authority as a formal respondent.

The claimant alleges that the consideration received from the transfer of control, administration, and trusteeship of assets of mutual funds from the Manager to other management companies belongs to the mutual funds and to the owners of units in the mutual funds, and not to any of the defendants who received such consideration.

4. On August 4, 2008, a claim and a petition to certify and administer the claim as a class action in the amount of NIS 1 billion and NIS 270 million were filed with the District Court of Jerusalem against the Bank and against Kovetz Provident Funds Management Company Ltd. and Gad Gmulim Provident Funds Management Company Ltd. (the "Managers"), both companies under the control of the Bank which managed provident funds, and against the Supervisor of the Capital Market and Insurance at the Ministry of Finance as a formal respondent.

The claimants allege that the consideration received from the transfer of control of the assets of provident funds from the Managers to other management companies, as required pursuant to the Law for Increasing Competition and Reducing Concentration and Conflicts of Interest in the Capital Market in Israel (Legislative Amendments), 2005, belongs to the provident funds and their members, and not to any of the defendants who received such consideration.

Note 21
Contingent Liabilities and Special Commitments (continued)

C. Contingent Liabilities and Other Special Commitments (continued)

5. On June 30, 2008, a claim statement and a petition to certify and administer the claim as a class action in the amount of NIS 3 billion were filed against the Bank, Bank Leumi LeIsrael Ltd., and Israel Discount Bank Ltd. with the District Court of Tel-Aviv-Jaffa.

The cause of the claim, according to the claimants, is restrictive arrangements allegedly made by the respondent banks over a consecutive period of approximately ten years, or more, allegedly based on coordination of prices of various operational fees collected by the respondent banks from their private customers during the period relevant to the claim. The claim statement alleges that the respondent banks coordinated the timing of increases and/or reductions of fee prices as well as the rates of the fees, and that as a result, the claimants and the members of the group which they seek to represent paid an unfair, unreasonable, uneconomic price that was substantially higher than the price which they would have paid under conditions of free competition. The claimants allege that the banks thereby obtained unjust enrichment at the expense of their customers.

6. On May 14, 2008, a claim and a petition to certify the claim as a class action against the Bank and against Bank Leumi LeIsrael Ltd. were filed with the District Court of Tel-Aviv-Jaffa. The amount of the class action stipulated in the claim statement is NIS 3.4 billion.

The cause of the claim is the non-payment of interest on positive balances in customers' current accounts at the respondent banks. The claimant alleges in the claim that billions of shekels are deposited each day in customers' accounts at the respondent banks, which do not generate any interest for their owners, despite the fact that, according to the claimant, the respondent banks make use of these funds, lend them, invest them, and reap profits from them, acquiring unjust enrichment at the expense of their customers. The claimant argues that the respondent banks must credit their customers with interest on positive balances, just as they charge interest for every day on which the accounts have a negative balance, also pursuant to the Trust Law and the Guards Law.

According to the claimant, the respondent banks are engaging in monopolistic conduct; violating the provisions of the Banking Ordinance, 1941 and the Banking Order (Inactive Deposits), 2000, enacted under its power; and the Bank is also violating the disclosure duty established in the Banking Law (Service to Customers), 1981.

7. On April 29, 2008, a claim and a petition to certify the claim as a class action were filed with the District Court of Tel-Aviv-Jaffa against the Bank and against directors, the CEO, and controlling shareholders of the Bank. The class action suit did not stipulate an amount.

The claimant alleges that the defendants violated the provisions of the Securities Law and the regulations enacted on the basis thereof, by unlawfully failing to publish, on the required date according to the claimant (August 30, 2007), the full material information regarding the condition of the Bank, in all matters related to the Bank's investments in financial instruments and its consequent exposure to risks (hereinafter: the "Information Regarding the Bank's Investments").

The claim concerns the monetary damages caused, according to the claimant, to the claimant himself and to the other members of the group, as a result of the fact that they purchased shares of the Bank during the period from September 1, 2007 to January 10, 2008 (hereinafter: the "Determinant Period"), without possessing the Information Regarding the Bank's Investments. According to the claimant, the price of the Bank's share gradually decreased during the Determinant Period on each date when Information Regarding the Bank's Investments was released to the public, and decreased at a total rate of approximately 9% during the Determinant Period. As a result, he claims that the members of the group paid an excessive price for the shares which they purchased, which they would not have had to pay, if the defendants had made public the full Information Regarding the Bank's Investments at the appropriate time. On November 11, 2008, the court decided to approve an agreement reached between the claimant and the defendants to expunge the directors, the CEO, and the controlling shareholders of the Bank from the claim.

8. In the beginning of April 2007, the Bank's New York branch was served with five third-party complaints filed by Arab Bank plc. (hereinafter: "Arab Bank") against the Bank, as well as against Israel Discount Bank Ltd., Israel Discount Bank of New York, Mercantile Discount Bank Ltd., and 20 other parties whose names it did not specify (hereinafter: the "Third Party Complaints").

These complaints were filed by Arab Bank in connection with part of a series of claims filed against it in the course of 2005 and 2006 (hereinafter, jointly: the "Original Claim"), by more than two thousand plaintiffs, for payment of compensation following the alleged involvement of Arab Bank in activities connected with the financing of terrorism, aiding and abetting acts of genocide, aiding and abetting the perpetration of crimes against humanity, and more. The Original Claim is based on causes of action under U.S. law, and Arab Bank is now attempting, by means of the above-mentioned Third Party Complaints, to shift the responsibility onto third parties, including the Bank.

The Third Party Complaints do not specify the amount the liability for the payment of which Arab Bank is attempting to attribute to the Bank, or to any of the other third parties, and does not indicate how the alleged liability should be apportioned between the Bank and such third parties. Yet Arab Bank contends that in as much as it may be found liable under the Original Claim, which also does not specify amounts, and seeks determination of the amount of compensation according to U.S. law, the Bank and the other third parties are obliged to assume such liability in full.

Note 21
Contingent Liabilities and Special Commitments (continued)

C. Contingent Liabilities and Other Special Commitments (continued)

The allegations contained in the Third Party Complaints are formulated in general terms, focus on the fact that the third parties are Israeli banks, and do not provide any support for linking the Bank to the actions which are the subject of the Original Claim. Moreover, Arab Bank makes no specific reference to the actions regarding which allegations were made against it in the Original Claim, except for a general denial thereof, and placing of the responsibility on the Bank, on the other Israeli banks, and on the additional parties whose names it did not specify, as noted above, as third parties in the Third Party Complaints. At this stage, Arab Bank has chosen to file third party complaints only against Israeli banks, notwithstanding its allegations that international banks were also involved in some of the actions alleged in the complaints.
Prior to lodging the Third Party Complaints against the Bank, Arab Bank served a subpoena against the Bank for the discovery and production of documents, in accordance with U.S. rules of procedure, for the purpose of defending itself against the Original Claim. This proceeding is still pending.

On February 14, 2008, an additional third party complaint was delivered to the Bank's branch in New York, which was also filed against the Bank and other parties with similar causes to those in respect of which the previous complaints were filed. The Third Party Complaints, as well as the claims in respect of which they were filed, do not specify amounts; therefore, a monetary evaluation thereof cannot be performed.

(4) The Bank guarantees, to some members of provident funds that were formerly under its management and have been sold to insurance companies and investment houses, the payment on the date of entitlement of at least the nominal amount of the fund's receipts in the member's account, less deductions permitted by law to cover the fund's expenses, tax deductions, and any amount that the fund is obligated to repay to the member's employer, all subject to the relevant item in the approved articles of association of each fund. The balance of those nominal amounts as at the balance-sheet date amounted to NIS 5,857 million (December 31, 2007: NIS 7,982 million).
The accrual of sums to these members' credit in the aforesaid funds generally substantially exceeds the amounts for which the Bank is a guarantor. The "fair value" of the Bank's liabilities in this respect as at December 31, 2008 is immaterial. The Bank was not required to make payments in respect of this guarantee in 2008, despite redemptions performed during the year.
The Bank completing the process of selling the provident funds under its ownership during the course of 2008. As part of the sale of the funds, the subject of the Bank's guarantee was regularized with each of the buyers of the funds wherein the Bank provided a guarantee. With regard to the provident funds sold to insurance companies and/or companies under their control, the guarantee was assigned immediately on the date of completion of the transaction, with the approval of the Supervisor of the Capital Market, Insurance, and Savings (hereinafter: the "Supervisor"), and the Bank is no longer a guarantor for the members of these funds. With regard to the provident funds bought by investment houses wherein the Bank provided a guarantee, the following trajectory was established:
(A) For a limited period and up to the first two years from the date of completion of the transaction, the Bank will continue to serve as a guarantor for some of the members of the provident funds, as it did while the funds were under its ownership.
(B) When the limited period established has elapsed, the Bank will continue to serve as a guarantor for some members of the provident funds, only for the balance accrued up to the end of seven years from the date of completion of the transaction.
(C) The buyers undertook a commitment to transfer the Bank's guarantee to an insurer or other party approved by the Supervisor when seven years have elapsed from the date of completion of the transaction, in a manner such as to grant the Bank a final and absolute release from its guarantee.
(D) The sale agreement between the Bank and Prisma addresses the subject of guarantees, as follows: If and as all or some of the existing guarantees are exercised, in such a case the buyer (guaranteed by the parent company) shall compensate and indemnify the Bank, at its first demand in writing, in respect of any amount paid by the Bank, provided that the aggregate amount in respect of each calendar year does not exceed NIS 22 million. At the balance-sheet date, the amount of the guarantee is NIS 9 million.
(E) The sale agreement between the Bank and Dash Provident Funds addresses the subject of guarantees, as follows: If and as the existing guarantee is exercised, in such a case the buyer (guaranteed by the parent company) shall compensate and indemnify the Bank, at its first demand in writing, in respect of any amount paid by the Bank, provided that the aggregate amount in respect of each calendar year does not exceed NIS 7 million. At the balance-sheet date, the amount of the guarantee is NIS 5 million.
The trajectory described above is regularized in detail in each of the agreements and anchored in the articles of the funds, which have been approved by the Supervisor. The articles of the funds state that as long as the Supervisor has not approved the replacement or assignment of the Bank's guarantee, the Bank's guarantee to some of the members of the provident funds shall remain in effect.

Note 21
Contingent Liabilities and Special Commitments (continued)

C. Contingent Liabilities and Other Special Commitments (continued)

(5) The Bank has undertaken to indemnify officers who are directors of the Bank and who are regarded or are likely to be regarded as controlling shareholders of the Bank, as defined in Paragraph 268 of the Companies Law, 1999.The amount of the indemnity to be provided by the Bank under the aforesaid commitment to each of its officers, in aggregate, in respect of one or more of the indemnity events shall not exceed 25% of the Banks' shareholders' equity according to its most recent financial statements published prior to the date of the actual indemnity.

(6) Hapoalim Hanpakot Ltd., a consolidated company that engages in the issuance of subordinated notes and debentures to the public based on prospectuses for the purpose of depositing the proceeds at the Bank, has undertaken to indemnify directors, officers, and lawyers (hereinafter: "Indemnification Recipients") in connection with various prospectuses published since 1998 in respect of monetary indebtedness to be imposed upon them due to actions they performed in the capacity of providing services to the company; and with regard to subordinated notes and debentures issued as of 2001, also due to monetary indebtedness imposed upon them to the benefit of another person in accordance with a court ruling, including a ruling issued in a compromise or an arbitrator's ruling approved by a court, and in respect of reasonable litigation expenses, including lawyers' fees, issued against them or charged to them by a court in a proceeding filed against them by the company or in its name or by another person, or in a criminal indictment in which they are acquitted, or in a criminal indictment in which they are convicted of an offense that does not require proof of mens rea; and with regard to subordinated notes (Series I-K) issued based on prospectuses dated December 21, 2005 and March 21, 2007, respectively, also for reasonable litigation expenses, including lawyers' fees, expended by the Indemnification Recipients due to an investigation or proceeding conducted against them by the government agency authorized to conduct the investigation or proceeding, and which concluded without an indictment, and without any financial obligation imposed as a substitute for a criminal proceeding, or which concluded without an indictment, but with the imposition of a financial obligation as a substitute for a criminal proceeding, for an offense that does not require proof of mens rea, as these terms are defined in the Companies Law, 1999, all provided that the financial obligation and/or expenses are not covered in practice by an insurance policy.The cumulative indemnification ceiling for all Indemnification Recipients was established as a maximum amount not to exceed the total limit stipulated in each prospectus; with respect to subordinated notes (Series I-K), a maximum amount not to exceed 10% of the total limit established for the issue under the aforesaid prospectus.

(7) Under an agreement, a contingent liability exists between the TASE Clearing House and the members of the Tel-Aviv Stock Exchange Ltd. (including the Bank) with regard to mutual indemnification among the members of the TASE Clearing House to pay money, in full or in part, or securities cleared, in full or in part, which one of the members of the TASE is obligated to pay or deliver, and if the Clearing House has paid the said unpaid moneys or purchased the undelivered cleared securities and delivered them to the designated recipient to which they are owed.
Each member's share of the indemnification is equivalent to the ratio of the member's financial turnover to the total financial turnover of all of the members responsible for payment to the Clearing House for the loss, for a period of twelve months ending on the last day of the month preceding the month in which the event that caused the loss occurred.

(8) Consolidated companies of the Bank act as trustees for holders of debentures, to monitor compliance with the terms of the debentures as undertaken by the issuing companies and by law.These companies also engage in trust services for the benefit of various beneficiaries who own money, rights, and other assets, to be held and managed in accordance with the instructions of the owners.

(9) **(A)** Isracard has undertaken a commitment to indemnify directors of the company.The cumulative amount of the indemnification to be provided by Isracard under this obligation to all directors of the company in respect of one or more indemnification events shall not exceed 30% of its shareholders' equity according to its financial statements as at June 30, 2004.
(B) Poalim Express has undertaken a commitment to indemnify directors of the company.The cumulative amount of the indemnification to be provided by the company under this obligation to all directors of the company in respect of one or more indemnification events shall not exceed 50% of its shareholders' equity according to its financial statements published most recently prior to the date of actual indemnification.

(10) In May 2005, the Antitrust Commissioner (hereinafter: the "Commissioner") declared Isracard a holder of a monopoly in acquiring Isracard and MasterCard charge cards. Based on the opinion of legal advisors, the Bank and Isracard believe that Isracard has strong arguments against the aforesaid declaration of monopoly, and Isracard has appealed the declaration in court. In any case, it has been agreed with the Commissioner that the Commissioner's aforesaid declaration of monopoly will be canceled subject to the establishment of the "Arrangement" described below.

Note 21
Contingent Liabilities and Special Commitments (continued)

C. Contingent Liabilities and Other Special Commitments (continued)

In August 2005, the Israel Antitrust Authority notified Isracard that the Commissioner intended to impose directives on Isracard under Section 30 of the Restrictive Trade Practices Law. The main points of the directives, a draft of which was provided to Isracard, are as follows:

- A directive instructing Isracard to allow domestic acquiring of MasterCard credit cards by additional acquirers, as well as of Isracard cards (the brand owned by Isracard), subject to compliance with the license terms specified by the Commissioner, as described below.
- A directive instructing Isracard to sign a "Domestic Agreement" regulating the interaction between acquirers and issuers for the purpose of acquiring in Israel of the aforesaid cards, under temporary interchange-fee terms (a fee paid by acquirers of credit-card transactions to the issuers of the credit cards), as approved by the Antitrust Tribunal for other acquirers, and a fixed interchange fee, to be approved. These fees apply to the acquiring of the aforesaid cards, as well as to the acquiring by Isracard of Visa cards issued by the other acquirers (hereinafter: the "Domestic Agreement").
- A directive instructing Isracard to implement a common technical interface for the performance of domestic acquiring.

The terms stipulated by the Commissioner for the granting of a license to acquire Isracard cards to the other acquirers include Isracard's right to receive monetary remuneration for the license, and the obligation of other acquirers who apply for such an acquiring license to issue a minimum number of Isracard cards.

Based on the opinion of legal advisors, the Bank and Isracard believe that Isracard has strong arguments against the issuance of the directives in the aforesaid draft, in itself, as well as against their content and extent. In October 2005, Isracard presented this position to the Commissioner. In any event, as noted, an agreement exists with the Commissioner under which the Commissioner's declaration of a monopoly will be cancelled, subject to the fulfillment of the "Arrangement" described below, and consequently no directives will be issued.

Following talks held between Isracard, Aminit, the credit card companies Leumi Card Ltd. and Cartisei Ashrai LeIsrael Ltd. (these four companies jointly, hereinafter: the "Credit Card Companies"), and the Commissioner, the Credit Card Companies reached an arrangement among themselves (hereinafter: the "Arrangement"), with the Commissioner's support, under which the Credit Card Companies will enter into a detailed Domestic Agreement regarding full domestic acquiring in Israel, including the operation of an appropriate technical interface (hereinafter: the "Technical Interface"), of transactions in Visa and MasterCard credit cards. This Arrangement also includes matters that require approval of a restrictive arrangement from the Antitrust Tribunal. The Credit Card Companies, together with the banks that control each of them respectively, the Bank, Bank Leumi LeIsrael B.M., Israel Discount Bank Ltd., and First International Bank of Israel Ltd. - filed a request with the Tribunal in October 2006 to approve a restrictive arrangement, under the terms formulated and agreed upon with the Commissioner. According to the terms, the Arrangement will be in effect from the date of its approval by the Tribunal, and will expire on July 1, 2013. Objections to the aforesaid request have been filed. The Tribunal granted a temporary permit to the Arrangement, in effect until April 30, 2009.

The terms of the Arrangement include, among other things: the establishment of rates of interchange fees, which gradually decrease during the period of the Arrangement; commitment by the parties to petition the Tribunal for approval of an interchange fee for the period following the end of the Arrangement, should the parties wish to continue cross-acquiring; the obligation of Isracard, under certain conditions, to set identical fees for the same merchant for acquiring transactions in Isracard and MasterCard cards; and various rules of conduct that will apply to the Credit Card Companies in their contractual engagements with merchants to enter into acquiring arrangements with them, including a prohibition on ligation of different cards and various prohibitions on discrimination; and in addition, a commitment by the banks listed above to apply the aforesaid rules of conduct to themselves as well, and to undertake rules of conduct in their relationships with holders of credit cards and with merchants that accept credit cards, essentially prohibitions on discrimination, ligation, or influence in manners prohibited in the Arrangement to transfer to a particular credit card or acquire with any of the Credit Card Companies.

The Arrangement also includes a directive under which the Commissioner will cancel the declaration of Isracard as the holder of a monopoly in acquiring Isracard and MasterCard credit cards, provided that the conditions stipulated in the Arrangement are fulfilled, including approval of the Arrangement by the Tribunal and implementation of cross-acquiring of transactions through the Technical Interface.

In November 2007, in the discussion of the petition to approve a restrictive arrangement, the Tribunal ruled that before it ruled on the appeal, an expert would be appointed to establish the components included in the principles set forth with regard to the calculation of interchange fees by the Tribunal in a different proceeding between some of the Credit Card Companies, to which Isracard was not a party. An expert was subsequently appointed, and submitted an interim report to the Tribunal in January 2009.

The Bank and Isracard cannot estimate whether or when the request for permanent approval of the Arrangement will be granted.

Isracard and Aminit signed the Domestic Agreement in May 2007.

In June 2007, the Credit Card Companies began direct acquiring in Israel, through the Technical Interface, of transactions executed in MasterCard and Visa credit cards, according to the credit cards in which each company operates.

Note 21
Contingent Liabilities and Special Commitments (continued)

C. Contingent Liabilities and Other Special Commitments (continued)

Following the recommendations of the Interministerial Committee for the Examination of Market Failures in the Credit Card Industry, in March 2007 a private law proposal (hereinafter: the "Private Law Proposal") was submitted to Knesset, based on the committee's recommendations, and in April 2008 a legislative memorandum was issued by the Ministry of Finance (hereinafter: the "Memorandum"), both concerning amendment of the Banking Law (Licensing), 1981. In June 2008, the Private Law Proposal passed in Knesset in a preliminary reading.

The Private Law Proposal and the Memorandum are not identical in scope and details, but essentially both or either propose, among other matters, the imposition of a licensing requirement by the Governor of the Bank of Israel on any party seeking to engage in the acquiring of credit cards, and the authorization of the Supervisor of Banks to determine that an acquirer of a certain percentage of transactions in charge cards (10% in the Private Law Proposal and 20% in the Memorandum) is a "large acquirer," and that an issuer of a certain percentage of charge cards (5% in the Private Law Proposal and 10% in the Memorandum) is a "large issuer." Such declarations by the Supervisor will enable him, if he finds it necessary in order to ensure competition in the acquiring of charge cards or in order to protect the best interests of customers or of suppliers, to instruct a large issuer to allow all those acquiring charge cards to acquire transactions in its cards, and to instruct large acquirers of charge-card transactions to acquire cards issued by others. The Memorandum also proposes considering the interchange fee as a fee under the Banking Law (Service to Customers), 1981, while the Private Law Proposal proposes authorizing the Supervisor to submit a proposal to establish a maximum interchange fee to the "pricing committee" and to "the ministers," in accordance with the Supervision of Prices of Goods and Services Law, 1996. It is further proposed that the Supervisor of Banks be granted authority aimed at assisting in the implementation of the aforesaid.

The Bank estimates that the materialization of any of the following: large-scale acquiring of transactions in MasterCard cards by additional acquirers other than Isracard; implementation of the Arrangement and its terms, including reduction of the interchange fee or equalization of acquiring fees in Isracard cards to those of MasterCard cards; the declaration of a monopoly remaining in effect, in contradiction of the Arrangement, and the issuance of directives on the basis thereof; or legislation on the basis of the Private Law Proposal or the Memorandum, and subsequent declaration of Isracard as a "large issuer," and corresponding activity by existing or new participants in the credit-card market, including in brands owned and operated by Isracard, may lead to a decrease in the Bank Group's income, however, the Bank cannot estimate the extent of such an effect.

(11) On March 6, 2005, the Israel Police opened an overt investigation of suspicions of violations of the Money Laundering Prohibition Law. In the course of the investigation, the police seized documents and records from various Bank offices and from the offices of Poalim Trust Services (hereinafter: the "Trust Company"). In addition, certain customers' accounts were frozen, some of which serve as collateral for credit. The police summoned employees of the Bank and of the Trust Company, including officers, for questioning. Further to this investigation, two mid-level employees at one of the Bank's branches were indicted in February 2006, and two additional mid-level employees from the same branch were indicted in December 2008, for offenses under the Prohibition of Money Laundering Law.

In the Bank's opinion, based on the information available to it at this stage, the Bank's exposure in respect of the matters known to be under investigation is not material to its business. However, at this stage the Bank cannot estimate the outcome and consequences of the investigation.

(12) On March 19, 2008, the Bank received notification from the Antitrust Authority that the Antitrust Commissioner is considering the possibility of exercising her authority under Section 43(A)(1) of the Restrictive Trade Practices Law, 1988 (hereinafter: the "Restrictive Trade Practices Law") to determine that restrictive arrangements existed between the Bank and Bank Leumi, Discount Bank, Mizrahi Bank, and First International Bank with regard to the transfer of information concerning fees. The Commissioner stated that the Bank may present its position to her, in writing, prior to her decision as to whether to exercise the said authority. The Bank submitted its position to the Commissioner, backed by an economic opinion, emphasizing that there is no cause to allege that the Bank entered into any restrictive arrangements with other banks.

After the Bank submitted its arguments in writing, a discussion was held between the representatives of all of the banks referenced in the aforesaid letter and the Commissioner, during which the Commissioner proposed that the banks will pay an aggregate sum of NIS 290 million (of which NIS 80 million by the Bank), and that future rules of conduct be anchored in a consensual order pursuant to Article 50A or 50B of the Restrictive Trade Practices Law. The Bank rejected this proposal, and to the best of its knowledge, the other banks responded in the same manner. It is possible that the Commissioner may issue a declaration as described in her aforesaid letter dated March 19, 2008.

Note 21
Contingent Liabilities and Special Commitments (continued)

D. Variable Interest Entities (VIEs)

A VIE is an entity in which the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinate financial support.
On February 13, 2009, the Bank terminated the activity of the CP Conduits in which the Bank acted as Sponsor until that date.

Details regarding the variable-interest entities held by the Bank are set out below.

Multi-Seller Conduits Sponsored by the Bank

In 2005, the New York branch acquired the exclusive advisory and referral rights enabling the Bank to provide securitization-related services to its large customers through the issuance of commercial paper by two multi-seller conduits, Venus Funding Corporation and Voyager Funding Corporation (hereinafter "Venus and Voyager" or "Commercial Paper Conduits" or "CP Conduits").
Venus and Voyager, the multi-seller conduits, are special-purpose entities that provide customers with a variety of advantages not available through conventional financing by offering them an alternate source of financing through the securitization of their assets. The customers sell their assets, primarily trade receivables in respect of equipment loans and leases, loans for the acquisition of precious metals, and insurance premiums, to the CP Conduits. The conduits fund their purchase of the receivables through issuance of short-term highly rated commercial paper to investors. Each seller of assets continues to service its assets and absorb first losses. The Bank does not sell assets to or service the assets owned by these conduits. The Bank has no rights to the CP Conduits' assets. The Bank does not own equity interests in these CP conduits.
The Bank, in its capacity as an advisor and sponsor of Venus and Voyager, the CP Conduits, was entitled to fees for the various securitization and advisory related services, including financial fees provided in support of the business operations of these conduits. The conduits also received operational and administrative services from unrelated parties.
The Bank provided liquidity facilities of less than one year to the Venus CP conduit. The Bank was not obligated to provide liquidity facilities to the Voyager CP conduit. Venus and Voyager also received liquidity facilities from other banks. The liquidity facilities could have been drawn if a market disruption caused the conduit to be unable to issue new paper at reasonable terms to fund maturing paper.
As a result of the liquidity crisis in U.S. capital markets, that took hold in the second half of 2007 and deepened in 2008, the Bank from time to time acquired commercial paper issued by Venus and Voyager, in order to provide liquidity to the conduits.
The Bank's primary exposure to losses relates only to its holding of commercial paper issued by the CP Conduit and to the liquidity facilities granted to the CP Conduit. Based upon the detailed analysis and examination that the Bank has carried out in accordance with the guidelines specified in FIN 46R, the Bank held, at the balance sheet date, significant variable interests in the CP Conduits, but was not considered to be the primary beneficiary in these VIEs. Due to the ongoing liquidity crisis, and the purchase of commercial paper of the conduits, the Bank reassessed its determination of the primary beneficiary under FIN 46R. Following the reassessment, the Bank still is not required to consolidate the conduits in its financial statements.
According to a directive from the Supervisor of Banks, the Venus' financial statements as at December 31, 2008 were consolidated in the Bank's Financial Statements as at December 31, 2008. As a result, NIS 364 million was recorded under the Credit to the Public item, NIS 178 million was recorded under the Securities item and NIS 60 million was recorded under unutilized credit facilities.
Transfer agreements were signed between the Bank and the conduit, transferring the rights of the conduit in the Bank's credit agreements and collateral to the Bank. The obligations of the various service providers to the conduit (trustees, servicers, lockbox holders) also remain in effect until the final maturity date of the credit.

Third Party Conduits

The Bank also provides liquidity facilities to conduits sponsored by third parties. The facilities provided by the Bank represent a relatively small portion of the total liquidity lines of the third party conduits. The Bank does not provide credit enhancement to these conduits. The total liquidity facilities provided to third party conduits amounted to NIS 466 million (USD 123 million) as of the end of 2008, as compared to NIS 1,146 million (USD 298 million) at the end of 2007. Up to the end of 2008, no withdrawals were performed against any of these facilities. Upon considering that the Bank typically provides a relatively small portion of the total liquidity commitments to these conduits and that it does not provide other forms of support, the Bank has determined that it does not hold a significant variable interest in any VIE of the third party sponsored conduits.

as at December 31, 2008 (in millions of NIS)

Note 21
Contingent Liabilities and Special Commitments (continued)

D. Variable Interest Entities (VIEs) (continued)

Set out below is a summary of the Bank's balances and exposures to significant variable interests which were consolidated and unconsolidated:

	Consolidated		Unconsolidated	
	December 31			
	2008	2007	**2008**	2007
Total assets held by conduits	**580**	-	**188**	1,882
Total commercial paper issued by conduits	**580**	-	**188**	1,882
Total commercial paper owned by the Bank	(1)**-**	-	**-**	1,882
Consolidated assets included in the balance sheet under Securities	**178**	-	**-**	-
Consolidated assets included in the balance sheet				
under Credit to the Public	**364**	-	**-**	-
Liquidity facilities to Bank-sponsored multi-seller conduits[(a),(b)]	**-**	-	**-**	258
Commitment to provide credit	**60**	-	**-**	-
Maximum exposure to loss in respect of:				
Funded credit positions[(c)]	**-**	-	**-**	1,882
Unfunded credit positions[(d)]	**60**	-	**-**	258
Total maximum exposure to loss	**60**	-	**-**	2,140

(1) As at the balance sheet date, the Bank owns commercial paper totaling NIS 534 million which was offset as a result of the consolidation of the financial statements of Venus.

(a) The liquidity facility amount presented represents the Bank's remaining liquidity obligation portion after reducing the amount of commercial paper issued by the conduit that was purchased by the Bank.
(b) The liquidity facility amount relates entirely to the Venus conduit only, as the other Voyager conduit carries a higher credit rating than that of the Bank and therefore, the Bank does not provide any liquidity support to the Voyager conduit.
(c) The Bank's maximum exposure to loss in respect of funded positions represents the potential losses associated with assets recorded on the Bank's balance sheet.
(d) The Bank's maximum exposure to loss in respect of unfunded positions represents the potential losses associated with the contractual undrawn commitment obligations that are recorded on the Bank's off-balance sheet.

(in millions of NIS)

Note 21
Contingent Liabilities and Special Commitments (continued)

E. Derivative financial instruments - Volume, credit risks and maturity dates:

a. Nominal value of derivative instruments

	December 31, 2008					
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts	Total
	NIS-CPI	Other				
1. Hedging derivatives*						
Swaps	-	11,179	140	-	-	11,319
Total hedging derivatives	-	11,179	140	-	-	11,319
Of which interest rate swaps contracts in which the banking corporation has agreed to pay a fixed interest rate	-	2,287	-	-	-	2,287
2. ALM derivatives*,**						
Futures contracts	-	4,376	307	-	-	4,683
Forward contracts	13,184	42,202	73,501	34	4,883	133,804
Option contracts traded on an exchange:						
Options written	-	-	19	-	-	19
Options bought	-	-	19	-	-	19
Other option contracts:						
Options bought	-	296	294	-	-	590
Swaps	-	115,351	16,640	-	-	131,991
Total ALM derivatives	13,184	162,225	90,780	34	4,883	271,106
Of which interest rate swaps contracts in which the banking corporation has agreed to pay a fixed interest rate	-	57,021				57,021

* Except for credit derivatives and foreign currency spot swap contracts.
** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships.

(in millions of NIS)

Note 21
Contingent Liabilities and Special Commitments (continued)

E. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

a. Nominal value of derivative instruments (continued)

	December 31, 2008					
	Interest contracts					
	NIS-CPI	Other	Foreign currency contracts	Share related contracts	Commodity and other contracts	Total
3. Other derivatives*						
Futures contracts	-	285	-	-	-	285
Forward contracts	-	-	6,837	136	-	6,973
Option contracts traded on an exchange:						5,083
Options written	-	-	1,073	4,010	-	5,084
Options bought	-	-	1,074	4,010	-	-
Other option contracts:						
Options written	-	7,549	35,967	8,290	5,214	57,020
Options bought	-	7,215	35,624	2,452	5,214	50,505
Swaps	-	2,848	109	2,824	-	5,781
Total other derivatives	-	17,897	80,684	21,722	10,428	130,731
Of which interest rate swaps contracts in which the banking corporation has agreed to pay a fixed interest rate	-	(76)				(76)
4. Credit derivatives and spot swap foreign currency contracts						
Credit derivatives for which the banking corporation is a guarantor					2,164	2,164
Credit derivatives for which the banking corporation is a beneficiary					209	209
Spot swap foreign currency contracts			14,383			14,383
Total nominal value	13,184	191,301	185,987	21,756	17,684	429,912

* Except for credit derivatives and foreign currency spot swap contracts.

(in millions of NIS)

Note 21
Contingent Liabilities and Special Commitments (continued)

E. Derivative financial instruments - Volume, credit risks and maturity dates (continued):
a. Nominal value of derivative instruments (continued)

	December 31, 2007					
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts	Total
	NIS-CPI	Other				
1. Hedging derivatives*						
Swaps	-	24,294	148	-	-	24,442
Total hedging derivatives	-	24,294	148	-	-	24,442
Of which interest rate swaps contracts in which the banking corporation has agreed to pay a fixed interest rate	-	8,186				8,186
2. ALM derivatives*,**						
Futures contracts	-	5,719	809	-	-	6,528
Forward contracts	9,282	54,870	83,127	-	4,037	151,316
Option contracts traded on an exchange:						-
Options written	-	-	58	-	-	58
Options bought	-	-	58	-	-	58
Other option contracts:						-
Options written	-	-	-	-	-	-
Options bought	-	311	191	-	-	502
Swaps	150	79,062	11,554	-	-	90,766
Total ALM derivatives	9,432	139,962	95,797	-	4,037	249,228
Of which interest rate swaps contracts in which the banking corporation has agreed to pay a fixed interest rate	-	42,319				42,319

* Except for credit derivatives and foreign currency spot swap contracts.
** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships.

(in millions of NIS)

Note 21
Contingent Liabilities and Special Commitments (continued)

E. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

a. Nominal value of derivative instruments (continued)

	December 31, 2007					
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts	Total
	NIS-CPI	Other				
3. Other derivatives*						
Futures contracts	-	192	-	-	-	192
Forward contracts	-	-	13,271	149	-	13,420
Option contracts traded on an exchange:						
Options written	-	-	3,770	12,647	-	16,417
Options bought	-	-	3,770	12,647	-	16,417
Other option contracts:						-
Options written		12,590	58,389	11,766	2,970	85,715
Options bought	-	12,590	53,702	2,621	2,970	71,883
Swaps	-	6,005	4,537	2,919	-	13,461
Total other derivatives	-	31,377	137,439	42,749	5,940	217,505
Of which interest rate swaps contracts in which the banking corporation has agreed to pay a fixed interest rate	-	462				
4. Credit derivatives and spot swap foreign currency contracts						
Credit derivatives for which the banking corporation is a guarantor					5,356	5,356
Credit derivatives for which the banking corporation is a beneficiary					519	519
Spot swap foreign currency contracts			16,538			16,538
Total nominal value	9,432	195,633	249,922	42,749	15,852	513,588

* Except for credit derivatives and foreign currency spot swap contracts.

 (in millions of NIS)

Note 21
Contingent Liabilities and Special Commitments (continued)

E. Derivative financial instruments - Volume, credit risks and maturity dates (continued):
b. Gross fair value of derivative instruments

	December 31, 2008					
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts	Total
	NIS-CPI	Other				
1. Hedging derivatives*						
Gross positive fair value	-	203	-	-	-	203
Gross negative fair value	-	257	49	-	-	306
2. ALM derivatives*,**						
Gross positive fair value	226	4,553	1,986	4	447	7,216
Gross negative fair value	110	5,411	3,848	4	440	9,813
3. Other derivatives*						
Gross positive fair value	-	336	2,856	384	847	4,423
Gross negative fair value	-	353	2,806	274	847	4,280
4. Credit derivatives						
Credit derivatives for which the banking corporation is a guarantor:						
Gross positive fair value					-	-
Gross negative fair value					442	442
Credit derivatives for which the banking corporation is a beneficiary:						
Gross positive fair value					1	1
Gross negative fair value					-	-
Total gross positive fair value	226	5,092	4,842	388	1,295	11,843
Total gross negative fair value	110	6,021	6,703	278	1,729	14,841

* Except for credit derivatives.
** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships.

(in millions of NIS)

Note 21
Contingent Liabilities and Special Commitments (continued)

E. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

b. Gross fair value of derivative instruments (continued)

	December 31, 2007					
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts	Total
	NIS-CPI	Other				
1. Hedging derivatives*						
Gross positive fair value	-	183	-	-	-	183
Gross negative fair value	-	315	56	-	-	371
2. ALM derivatives*,**						
Gross positive fair value	54	1,338	2,197	-	130	3,719
Gross negative fair value	116	1,187	1,812	-	129	3,244
3. Other derivatives*						
Gross positive fair value	-	174	1,357	754	62	2,347
Gross negative fair value	-	212	1,392	509	62	2,175
4. Credit derivatives						
Credit derivatives for which the banking corporation is a guarantor:						
Gross positive fair value					15	15
Gross negative fair value					106	106
Credit derivatives for which the banking corporation is a beneficiary:						
Gross positive fair value					1	1
Gross negative fair value					6	6
Total gross positive fair value	54	1,695	3,554	754	208	6,265
Total gross negative fair value	116	1,714	3,260	509	303	5,902

* Except for credit derivatives.

** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships.

(in millions of NIS)

Note 21
Contingent Liabilities and Special Commitments (continued)

E. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

c. Credit risk in respect of derivative instruments, according to transaction counterparty

	December 31, 2008					
	Exchanges	Banks	Dealers/ Brokers	Governments and central banks	Others	Total
Positive gross fair value of derivative instruments[1]	**163**	**5,956**	**708**	**-**	**5,016**	**11,843**
Balance sheet balances of assets deriving from derivative instruments[2]	**163**	**5,956**	**708**	**-**	**5,016**	**11,843**
Off balance sheet credit risk in respect of derivative instrumenst[3]	**-**	**21,337**	**2,450**	**193**	**11,645**	**35,625**
Total credit risk in respect of derivative instruments	**163**	**27,293**	**3,158**	**193**	**16,661**	**47,468**

	December 31, 2007					
	Exchanges	Banks	Dealers/ Brokers	Governments and central banks	Others	Total
Positive gross fair value of derivative instruments[1]	194	3,434	703	12	1,922	6,265
Balance sheet balances of assets deriving from derivative instruments[2]	194	3,434	703	12	1,922	6,265
Off balance sheet credit risk in respect of derivative instrumenst[3]	-	23,634	4,157	304	10,554	38,649
Total credit risk in respect of derivative instruments	194	27,068	4,860	316	12,476	44,914

(1) Of which: positive gross value of embedded derivative instruments amounts to NIS 36 million (December 31, 2007: NIS 40 million).
(2) Of which: the balance sheet balance of freestanding derivative instruments amounts to NIS 11,807 million comprised in other assets (December 31, 2007: NIS 6,225 million).
(3) Off balance sheet credit risk in respect of derivative instruments (including in respect of derivative instruments with negative fair value) as computed for the purpose of restrictions on the liability of a single borrower.

as at December 31, 2008 (in millions of NIS)

Note 21
Contingent Liabilities and Special Commitments (continued)

E. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

d. Maturity dates (nominal value amounts)

	December 31, 2008				
	Up to 3 months	From 3 months to 1 year	From 1 to 5 years	Over 5 years	Total
Interest rate contracts					
NIS-CPI	**1,288**	**5,590**	**6,221**	**85**	**13,184**
Other	**48,693**	**39,135**	**56,877**	**46,596**	**191,301**
Currency contracts	**121,810**	**47,003**	**8,132**	**9,042**	**185,987**
Share related contracts	**11,185**	**2,361**	**6,354**	**1,856**	**21,756**
Commodity and other contracts					
(including credit derivatives)	**15,050**	**1,137**	**642**	**855**	**17,684**
Total	**198,026**	**95,226**	**78,226**	**58,434**	**429,912**

	December 31, 2007				
	Up to 3 months	From 3 months to 1 year	From 1 to 5 years	Over 5 years	Total
Total	282,002	94,583	71,562	65,441	513,588

Note 21
Contingent Liabilities and Special Commitments (continued)

F. Derivative Financial Instruments - Risk Control

(1) The Bank executes transactions in derivative financial instruments as part of its financial risk management (linkage base, interest rate, and liquidity exposure) and as a service to customers.

(2) The principal types of transactions in which the Bank operates are:

- Forwards

Contracts between two parties for the purchase or sale of a defined quantity of commodities, currencies, interest rates, or other financial instruments (hereinafter - underlying assets), to be transacted at a future date and at a predefined price.

- Futures

Future contracts traded on stock markets for the purchase or sale of a quantity of standard units of underlying assets, to be transacted at a future date and at a predefined price.

- Swaps

Contracts for the exchange at the time of the transaction of a defined quantity of underlying assets, with a mutual obligation to re-exchange the exchanged items at a future date.

- Options

Contracts that confer, for the payment of a premium, the right to purchase (call) or sell (put) underlying assets at a price, quantity, and time denoted in advance.

- Spots

Exchange transactions between two currencies on the basis of a pre-agreed rate, for transaction within two days.

(3) Activity in derivative financial instruments involves a number of risks, as detailed below:

Credit risk - The maximum amount of loss to the Bank if the counterparty does not fulfill the terms of the contract.

Market risk - Risk arising due to fluctuations in the value of a derivative financial instrument as the result of a change in market prices, such as exchange rates, interest rates, etc.

Liquidity risk - Risk deriving from the inability to close a position rapidly by clearing in cash or by creating a reverse position.

Operational risk - Risk deriving from the erroneous operation of transactions from the time that they are formed until the end of the accounting in respect thereof, either due to human error or as the result of a mechanical failure in operation.

Market and liquidity risks arising from this activity are managed and measured routinely in specialized automated systems known in the international markets for these purposes, such as Devon, Summit, and Algorithmics, and in automated systems that have been developed by the Bank.

Credit risk deriving from transactions in derivative financial instruments relative to the counterparty to the transactions is usually measured by applying conservative coefficients to the nominal amounts of transactions, and using the scenarios approach.

The operational matters deriving from this activity are examined and controlled routinely by a specialized unit.

The use of derivative financial instruments as part of the management of the Bank's current (non-trading) activity is directed at achieving objectives and complying with limits approved by the Board of Directors (linkage base, interest rate, and liquidity exposures).

The Bank provides comprehensive service to its customers for hedging and investing in derivative financial instruments via the dealing rooms.

Activity in financial instruments in the areas of trading is designed to respond to customers' needs while undertaking limited and controlled risk in accordance with authorizations.

The authorizations for activity and risk are measured, as relevant, in terms of sensitivity to risk factors (such as vega); theoretical loss in different scenarios, including an extreme scenario; in terms of VAR; and in terms of nominal amounts.

In certain cases, procedure also prescribes limiting losses by means of a stop-loss order.

Note 21
Contingent Liabilities and Special Commitments (continued)

G. Balances and Fair Value Estimates of Financial Instruments

(1) Fair value of financial instruments

This note includes information concerning the assessment of the fair value of financial instruments.

A "market price" cannot be quoted for the majority of financial instruments at the Bank Group because no active market exists in which they are traded, with the exception of debentures and certain derivative financial instruments. With respect to debentures that are marketable on the stock exchange in Israel, it should be taken into account that the marketable debentures portfolio of the Bank Group in Israel is large relative to the market in Israel, so that the realization of all or most of the portfolio within a short period of time could affect the prices of debentures on the stock exchange in Israel. In view of the above, the fair value of the majority of financial instruments is estimated by means of accepted pricing models, such as the present value of future cash flow discounted by the discount interest rate at a rate that reflects the level of risk inherent in the financial instrument. An estimate of fair value by means of an assessment of future cash flows and the setting of a discount interest rate on the basis of the rates close to the balance-sheet date is subjective. For the majority of financial instruments, therefore, the following assessment of fair value is not necessarily an indication of the disposal value of the financial instrument on the balance-sheet date. The fair value is assessed, as stated, on the basis of the interest rates close to the balance-sheet date, and does not take interest-rate volatility into account. Under the assumption of other interest rates, fair values would be obtained that may differ materially. This mainly applies to financial instruments that bear a fixed rate of interest or that do not bear interest. In addition, commissions to be received or paid in the course of business activity were not taken into account in determining the fair values, nor was the effect of minority interests or the tax effect. Moreover, the difference between the balance-sheet balance and fair-value balances may not be realized, because in the majority of cases the financial instrument may be held to maturity. Due to all of these factors, it should be emphasized that the data included in this note are insufficient to indicate the value of the Bank Group as a going concern. In addition, due to the broad spectrum of assessment techniques and estimates that can be applied in assessing fair value, caution should be exercised when comparing fair values between different banking groups.

(2) Principal methods and assumptions used for the calculation of fair-value estimates of financial instruments:

In the majority of the items described below, the balance-sheet balance of financial instruments (with the exception of derivative financial instruments and marketable financial instruments) for an original period of up to three months or at a floating interest rate (such as Prime or Libor) varied at a frequency of up to three months constitutes an approximation of fair value.

Deposits with banks - By discounting future cash flows according to the interest rates used by each company in the Bank Group in similar transactions close to the balance-sheet date.

Securities - Marketable securities: Fair value is determined based on market prices quoted in active markets. Significant use of judgment is involved in determining the fair value of securities traded on an inactive market, including an examination of whether transactions were executed under conditions of pressure and coercion. In cases in which no quote of prices on an active market is available, fair value is determined based on an independent, validated system of the Bank, or based on assessments obtained from experts in the valuation of financial instruments. The assessment methods include the use of various parameters, such as interest-rate curves, currency exchange rates, and standard deviations, while taking assumptions into consideration with regard to various factors.

Fair value of asset-backed securities is determined as follows:

Mortgage-backed securities (MBS) - Price quotes are received from a service bureau, based on recent transactions in the securities near the date of the financial statements. In addition, price quotes are received for each security from the counterparty to the transaction. Price quotes are obtained by contacting several investment banks at the end of each business day, and generated using a model that screens out unreasonable prices. At the end of this process, a price quote is obtained for each security. In cases in which the service bureau does not quote a price for a security on a particular date, the price quote used from the counterparty to the transaction is used.

CDOs - Price quotes are received from the sponsors of the instruments.

Other asset-backed securities - Based on a price quote from the counterparty to the transaction or from a quoting company.

Credit to the public - The fair value of the balance of credit to the public is estimated using the method of the present value of future cash flows discounted by a suitable discount rate. The majority of credit is segmented into homogenous risk categories in each of the Group companies for its own customers. In each category, the flow of future receipts (principal and interest) is calculated in the different linkage bases. These receipts were discounted by interest rates reflecting the level of risk inherent in the credit in that category, and the term of the credit. The interest rates for each such group were determined on the basis of the interest rates used in similar transactions at each company in the group with customers in that group close to the balance-sheet date.

- The fair value of problematic debts was calculated by using the highest discount interest rates applicable to each Group company's customers close to the balance-sheet date. The future cash flows to be obtained from problematic credit were calculated after deducting the specific provisions for doubtful debts.
- The general and supplementary provisions for doubtful debts were not deducted from the credit balances for the calculation of cash flows and the assessment of fair value.

Note 21
Contingent Liabilities and Special Commitments (continued)

G. Balances and Fair Value Estimates of Financial Instruments (continued)

Credit to governments and deposits from the government - The fair value of the balance of credit to governments and deposits from the government was calculated on the basis of the interest rates at which the Bank executed similar transactions with commercial banks close to the balance-sheet date.

Deposits from the public - Deposits from the public were divided into homogenous categories with respect to the type of customer, the period of deposit, and the linkage base. Future cash flows (principal and interest) were calculated for each category. These flows were discounted by the discount interest rates, which reflect the interest rates used by Group companies in raising deposits from each category close to the balance-sheet date.

Deposits from banks and subordinated notes - By discounting future cash flows according to the interest rate used by each of the Group companies in raising similar deposits or in issuing similar subordinated notes close to the balance-sheet date.

Non-marketable debentures - By discounting future cash flows, according to the interest rate used by each of the Group companies in raising similar debentures.

Debentures and subordinated notes marketable on the stock exchange - At market value on the stock exchange.

Derivative financial instruments - Derivative financial instruments that have an active market were assessed on the basis of fair value. When a number of markets exist in which the instruments are traded, the assessment was based on the most active market. Derivative financial instruments that are not traded in an active market were assessed on the basis of models that the Bank uses in its current activity, taking into account the risks inherent in the financial instrument (market risk, credit risk, etc.).

Off-balance sheet financial instruments in which the balance represents credit risk - The fair value is presented in accordance with the balance-sheet balance of the commissions on these transactions, which is an approximation of the fair value. The Bank Group does not have irrevocable obligations to grant credit at a fixed rate of interest. Obligations such as these at a floating rate of interest do not affect the fair value. For further details, see Note 21A.

(in millions of NIS)

Note 21
Contingent Liabilities and Special Commitments (continued)

G. Balances and fair value estimations of financial instruments (continued)

(3) Balances and fair value estimations of financial instruments

	December 31, 2008			
	Balance sheet balances			
	(1)	(2)	Total	Fair value
Financial Assets				
Cash on hand and deposits with banks	**31,115**	**7,475**	**38,590**	**38,560**
Securities	**24,612**	**2,045**	**26,657**	**26,645**
Credit to the public	**123,496**	**98,604**	**222,100**	**222,763**
Credit to governments	**1**	**269**	**270**	**270**
Other financial assets	**12,209**	**-**	**12,209**	**12,209**
Total financial assets	**191,433**	**108,393**	**299,826**	**300,447**
Financial liabilities				
Deposits from the public	**133,533**	**93,420**	**226,953**	**227,601**
Deposits from banks	**3,267**	**4,931**	**8,198**	**8,239**
Deposits from the Government	**47**	**1,610**	**1,657**	**1,727**
Securities which were lent or sold under agreements to repurchase	**237**	**-**	**237**	**237**
Debentures and subordinated notes	**2,454**	**18,364**	**20,818**	**20,825**
Other financial liabilities	**26,043**	**-**	**26,043**	**26,043**
Total financial liabilities	**165,581**	**118,325**	**283,906**	**284,672**

Notes:

(1) Financial instruments' regarding which the balance sheet value is an estimate of the fair value- items presented in the balance sheet at market value or items having an original maturity of up to three months or on the basis of a variable market interest rate at up to three month revision frequencies.

(2) Other financial instruments.

(in millions of NIS)

Note 21
Contingent Liabilities and Special Commitments (continued)

G. Balances and fair value estimations of financial instruments (continued)

(3) Balances and fair value estimations of financial instruments (continued)

	December 31, 2007			
	Balance sheet balances			
	(1)	(2)	Total	Fair Value
Financial Assets				
Cash on hand and deposits with banks	*17,322	18,373	*35,695	*35,644
Securities	*45,652	*2,754	*48,406	*48,403
Securities which were borrowed or bought under agreements to resell	471	-	471	471
Credit to the public	106,872	*97,853	*204,725	*206,604
Credit to governments	1	403	404	404
Other financial assets	6,011	-	6,011	6,011
Total financial assets	176,329	119,383	295,712	297,537
Financial liabilities				
Deposits from the public	130,049	101,701	231,750	232,107
Deposits from banks	6,791	2,252	9,043	9,107
Deposits from the Government	72	2,138	2,210	2,264
Securities which were lent or sold under agreements to repurchase	1,388	-	1,388	1,388
Debentures and subordinated notes	3,285	15,527	18,812	19,527
Other financial liabilities	16,356	-	16,356	16,356
Total financial liabilities	157,941	121,618	279,559	280,749

* Reclassified.

Notes:

(1) Financial instruments' regarding which the balance sheet value is an estimate of the fair value- items presented in the balance sheet at market value or items having an original maturity of up to three months or on the basis of a variable market interest rate at up to three month revision frequencies.

(2) Other financial instruments.

as at December 31, 2008 (in millions of NIS)

Note 22
Interested and Related Parties

A. General

All interested party and related party transactions were carried out in the ordinary course of business, on terms similar to terms of transactions with entities unrelated to the bank. Income or expenses deriving from such transactions are included in the appropriate items of the statement of profit and loss.

B. Balance sheet balances:

	December 31, 2008					
	Interested Parties					
	Controlling shareholders		Directors and Chief Executive Officer of the Bank		Others	
	Balance as at end of year	Highest balance during the year*	Balance as at end of year	Highest balance during the year*	Balance as at end of year	Highest balance during the year*
Assets						
Securities	-	-	-	-	1	1
Credit to the public	(2)3	(2)7	21	21	(1)2,272	(1)2,646
Other assets	-	-	8	15	1	1
Liabilities						
Deposits from the public	35	36	13	23	725	979
Other liabilities	-	-	-	14	2	10
Shares (included in shareholders' equity)	4,842	5,122	-	1	-	-
Credit risks in off-balance sheet financial instruments**	14	28	6	6	(1)939	(1)1,029

* Based on the balance at the end of each month.

** As calculated for the purpose of per borrower debt limitations.

(1) Including NIS 462 million in credit to the public and NIS 62 million in credit risk in respect of off-balance sheet financial instruments (the highest balance during 2008: NIS 825 million and NIS 135 million, respectively, in respect of who was an interested party when the transactions were conducted and who ceased to be an interested party).

(2) Including NIS 1 million in credit to the public, (the highest balance during 2008: NIS 1 million in respect of who was an interested party when the transactions were conducted and who ceased to be an interested party).

(in millions of NIS)

Note 22
Interested and Related Parties (continued)

B. Balance sheet balances (continued):

	December 31, 2008					
	Related parties held by the Bank and its subsidiaries					
	Unconsolidated subsidiaries		Equity basis investees		Others	
	Balance as at end of year	Highest balance during the year*	Balance as at end of year	Highest balance during the year*	Balance as at end of year	Highest balance during the year*
Assets						
Securities	**5**	**6**	**109**	**313**	**2**	**3**
Credit to the public	**4**	**4**	**69**	**80**	**1,655**	**1,655**
Investments in equity-basis investees[(1)]	**16**	**16**	**464**	**752**	**-**	**-**
Other assets	**-**	**4**	**-**	**-**	**8**	**16**
Liabilities						
Deposits from the public	**-**	**514**	**63**	**164**	**3,438**	**4,240**
Deposits from banks	**-**	**-**	**-**	**-**	**551**	**551**
Debentures and subordinated notes	**-**	**306**	**-**	**-**	**407**	**407**
Other liabilities	**-**	**8**	**-**	**-**	**113**	**124**
Credit risks in off-balance sheet financial instruments**	**-**	**-**	**316**	**505**	**541**	**687**

* Based on the balance at the end of each month.
** As calculated for the purpose of per borrower debt limitations.
(1) Details of this item is also included in Note 7.

as at December 31, 2008 (in millions of NIS)

Note 22
Interested and Related Parties (continued)

B. Balance sheet balances (continued):

	December 31, 2007*					
	Interested Parties					
	Controlling shareholders		Directors and Chief Executive Officer of the Bank		Others	
	Balance as at end of year	Highest balance during the year**	Balance as at end of year	Highest balance during the year**	Balance as at end of year	Highest balance during the year**
Assets						
Securities	-	-	-	-	1	1
Credit to the public	(2)7	(2)73	8	8	(1)1,879	(1)2,451
Other assets	-	-	14	14	-	-
Liabilities						
Deposits from the public	36	38	5	34	494	849
Other liabilities	-	-	14	25	10	10
Shares (included in shareholders' equity)	5,027	5,381	1	1	-	-
Credit risks in off-balance sheet financial instruments* **	28	32	2	4	(1)935	(1)1,080

* Reclassified.
** Based on the balance at the end of each month.
*** As calculated for the purpose of per borrower debt limitations.
(1) Including NIS 821 million of credit to the public and NIS 340 million of credit risk in respect of off-balance sheet financial instruments (the highest balance during 2007: NIS 1,327 million and NIS 445 million, respectively, in respect of who was an interested party).
(2) Including NIS 1 million in credit to the public, (the highest balance during 2007: NIS 67 million in respect of who was an interested party when the transactions were conducted and who ceased to be an interested party).

(in millions of NIS)

Note 22
Interested and Related Parties (continued)

B. Balance sheet balances (continued):

	December 31, 2007					
	Related parties held by the Bank and its subsidiaries					
	Unconsolidated subsidiaries		Equity basis investees		Others	
	Balance as at end of year	Highest balance during the year**	Balance as at end of year	Highest balance during the year**	Balance as at end of year	Highest balance during the year**
Assets						
Securities	6	6	313	313	3	3
Credit to the public	-	4	79	548	*1,276	*1,276
Investments in equity-basis investees(1)	14	14	752	914	-	-
Other assets	4	13	-	-	16	20
Liabilities						
Deposits from the public	514	1,257	61	195	*2,930	*3,691
Deposits from banks	-	-	-	-	10	15
Debentures and subordinated notes	306	765	-	-	336	336
Other liabilities	8	8	-	-	109	115
Credit risks in off-balance sheet financial instruments* **	-	101	505	543	*687	*706

* Reclassified.
** Based on the balance at the end of each month.
*** As calculated for the purpose of per borrower debt limitations.
(1) Details of this item is also included in Note 7.

(in millions of NIS)

Note 22
Interested and Related Parties (continued)

C. Income and expenses in the statement of profit and loss:
For the year ended December 31, 2008

	Interested Parties			Related parties held by the Bank and its subsidiaries			
	Controlling shareholders	Directors and Chief Executive Officer of the Bank	Others	Unconsolidated subsidiaries	Equity basis investees	Others	Total
Income (expenses) from financing activities,							
before provision for doubtful debts**	**(1)**	**-**	**103**	**19**	**4**	**(188)**	**(63)**
Operating and other income	**-**	**-**	**1**	**41**	**-**	**51**	**93**
Including: Management fees and services	**-**	**-**	**1**	**41**	**-**	**1**	**43**
Operating and other expenses	**-**	**(17)**	**-**	**-**	**-**	**-**	**(17)**
Of which:							
Benefits to directors not employed by the Bank or on its behalf - number of people receiving the benefits: 13	**-**	**(9)**	**-**	**-**	**-**	**-**	**(9)**
Total	**(1)**	**(17)**	**104**	**60**	**4**	**(137)**	**13**

For the year ended December 31, 2007

	Interested Parties			Related parties held by the Bank and its subsidiaries			
	Controlling shareholders	Directors and Chief Executive Officer of the Bank	Others	Unconsolidated subsidiaries	Equity-basis investees	Others	Total
Income (expenses) from financing activities,							
before provision for doubtful debts**	2	-	102	(63)	24	*(137)	(72)
Operating and other income	-	-	2	270	3	64	339
Including: Management fees and services	-	-	-	269	-	-	269
Operating and other expenses	-	(30)	-	-	-	-	(30)
Of which:							
Benefits to directors not employed by the Bank or on its behalf - number of people receiving the benefits: 13	-	(5)	-	-	-	-	(5)
Total	2	(30)	104	207	27	(73)	237

* Reclassified.
** Details are provided in D below.

(in millions of NIS)

Note 22
Interested and Related Parties (continued)

D. Results of financing activities, before provision for doubtful debts, in respect of transactions with interested parties and related parties:

	Consolidated			Including: equity basis investee companies		
	2008	2007	2006	**2008**	2007	2006
Income (expenses)						
In respect of assets:						
From credit to the public	**167**	*164	183	**4**	23	82
In respect of liabilities:						
On deposits from the public	**(214)**	*(210)	(136)	**12**	(42)	(67)
On debentures and subordinated notes	**(23)**	(32)	(55)	**5**	(23)	(48)
Other:						
Commissions from financing transactions	**7**	6	6	**2**	3	3
Total	**(63)**	(72)	(2)	**23**	(39)	(30)

* Reclassified.

as at December 31, 2008 (in millions of NIS)

Note 23
Profit from Financing Activities, before Provision for Doubtful Debts

Composition: Income (Expenses)

	2008	2007	2006
A. In respect of assets:[1]			
From credit to the public	**10,456**	9,840	8,384
From credit to governments	**(3)**	(3)	(4)
From deposits with banks	**(215)**	(279)	(992)
From deposits with Bank of Israel and from cash	**779**	(84)	55
From securities which were borrowed or bought under agreements to resell	**(57)**	(39)	-
From debentures (see also E below)	**(390)**	582	515
From other assets	**(98)**	(27)	(3)
B. In respect of liabilities:[1]			
On deposits from the public	**(1,725)**	(1,642)	(1,737)
On deposits from governments	**(144)**	(130)	(102)
On deposits from Bank of Israel	**(75)**	(65)	(42)
On deposits from banks	**405**	(418)	20
On securities which were lent or sold under agreements to repurchase	**149**	104	-
On debentures and subordinated notes	**(1,189)**	(1,396)	(775)
On other liabilities	**183**	89	84
C. In respect of derivative instruments and hedge activities:			
Ineffective part in hedging relations[2]	**3**	4	(8)
Net income (expenses) in respect of ALM derivative instruments[3]	**(1,391)**	550	911
Net income (expenses) in respect of other derivative instruments	**(425)**	(38)	328
D. Other:[1]			
Commissions from financing transactions	**294**	248	252
Other financing income[4][5]	**(3,203)**	(367)	697
Other financing expenses	**(98)**	4	(4)
Total profit from financing activities, before provision for doubtful debts	**3,256**	6,933	7,579
of which: exchange rate differences, net[6]	**620**	(299)	(537)

(1) Including effective component in hedging relations.
(2) Ineffectiveness deriving from fair value hedging.
(3) Derivative instruments constituting part of the Bank's ALM network that are not designated for hedging relations.
(4) Including interest income on problematic debts that was not recorded in previous years in an amount of NIS 565 million (2007: NIS 610 million; 2006: NIS 472 million).
(5) The loss in 2008 mainly stems from a loss of NIS 3,120 million following the sale of the entire MBS portfolio held at its New York branch for a total of USD 2.55 billion on May 20, 2008.
(6) This amount does not include exchange rate differentials in respect of derivative instruments. Such exchange rate differences are included in the income (expenses) in respect of derivative instruments and hedging activity items.

Gross income and expenses were affected by the development of exchange rates. In the years 2008, 2007 and 2006 there was a real appreciation of the Shekel against the exchange rate of the Dollar.

(in millions of NIS)

Note 23
Profit from Financing Activities, before Provision for Doubtful Debts (continued)

E. Composition of the operating results from investments in debentures:

	For the year ended December 31		
	2008	2007	2006
Financing income (expenses) from debentures on a cumulative basis:			
Held to maturity	**122**	108	4
Available for sale*	**(595)**	365	301
Held for trading	**83**	109	210
Total included in profit from financing activities, in respect of assets	**(390)**	582	515
Profits from sale of debentures available for sale	**192**	63	60
Losses from sale of debentures available for sale*,**	**(4,161)**	(1,183)	(9)
Realized and unrealized profits from adjustments to fair value of debentures held for trading, net***	**42**	(13)	16
Total included in other financial income	**(3,927)**	(1,133)	67
Total	**(4,317)**	(551)	582

* Including estimated interest and negative exchange rate differences related to mortgage backed securities (MBS) amounting to NIS 1,393 million (2007: NIS 508 million, 2006: NIS 388 million).
** Including provision for impairment.
*** Of which: part of the profits and losses related to debentures held for trading, which are still held at balance sheet date, totaled NIS 19 million (2007: NIS 4 million; 2006: NIS 36 million).

F. Details of net effect of hedging derivative instruments on profit from financing activities:

	2008	2007	2006
Financing income (expenses) in respect of assets	**(74)**	52	12
Financing income (expenses) from liabilities	**307**	214	49

(in millions of NIS)

Note 24
Operating commissions

Composition:

	2008	2007	2006
Account management fees (in Israeli currency and foreign currency)	**331**	477	504
Payment system services (in Israeli currency and foreign currency)	**813**	719	679
Income from credit cards	**1,413**	1,252	1,141
Credit handling and drawing up contracts	**345**	362	383
Computerized services, information and confirmations	**90**	109	108
Foreign-trade activities and special services, in foreign currency	**114**	124	119
Income from transactions in securities	**990**	*995	*815
Management fees and life insurance commissions	**29**	33	39
Management fees and commissions on apartment insurance	**19**	24	31
Commissions on the transfer of aparment rental fees	**-**	-	4
Collection commissions and margin on credit from deposits			
as per extent of collection:			
Collection commissions and margin on credit from			
Ministry of Finance funds	**60**	62	66
Commissions and other margins	**-**	10	19
Other	**106**	80	100
Total operating commissions	**4,310**	*4,247	*4,008

* Reclassified.

(in millions of NIS)

Note 25
Profits from Investments in Shares, net

Composition:

	2008	2007	2006
Profit from the sale of shares available for sale	**79**	98	261
Losses from the sale of shares available for sale(1)	**(273)**	(12)	(3)
Realized and unrealized profits from adjustments to the fair value of shares held for trading, net(2)	**(7)**	5	1
Dividend from shares available for sale and held for trading	**88**	160	101
Total profits from investments in shares, net	**(113)**	251	360

(1) Including provision for impairment.
(2) Of which: part of losses related to shares held for trading, which are still held at balance sheet date, amounted to NIS 1 million (2006: profits of NIS 2 million).

Note 26
Other Income

Composition:

	2008	2007	2006
Management fees from provident funds	**89**	326	494
Management fees from mutual funds	**17**	42	239
Distribution fees from mutual funds	**167**	*235	*172
Operational fees from provident funds	**63**	19	-
Operational fees from mutual funds	**8**	11	-
Income from computer services to a company that was consolidated in the past	**78**	43	11
Profits from severance pay funds	**-**	1	26
Others	**36**	75	61
Total other income	**458**	*752	*1,003

* Reclassified.

(in millions of NIS)

Note 27
Salaries and Related Expenses

Composition:

	2008	2007	2006
Salaries(1)	**2,694**	3,058	3,236
Expenses incurred in share based payment transactions(2)	**5**	113	114
Severance payments, benefits, pension, advanced study fund and vacation	**1,028**	530	560
National insurance and VAT on salaries	**495**	601	615
Other related expenses	**195**	217	162
Voluntary retirement expenses	**345**	250	-
Total salaries and related expenses(1)	**4,762**	4,769	4,687
(1) Of which: salaries and related expenses abroad	**493**	491	422
(2) Of which: expenses arising from transactions treated as share-based payment transactions settled in capital instruments.	**59**	62	38

Note 28
Other Expenses

Composition:

	2008	2007	2006
Marketing and advertising	**272**	284	268
Communications	**221**	218	223
Computers	**242**	245	234
Office	**182**	175	163
Insurance	**25**	31	46
Professional services	**216**	196	175
Amortization of Goodwill	**35**	*15	*14
Remuneration and reimbursement of expenses to members of the Board of Directors	**11**	10	9
Training and further education	**39**	50	65
Commissions	**325**	255	201
Contribution to the community	**46**	44	50
Others	**416**	*348	*258
Total other expenses	**2,030**	1,871	1,706

* Reclassified.

as at December 31, 2008 (in millions of NIS)

Note 29
Provision for Taxes (Tax Benefit) on Operating Profit (Loss)

A. Composition:

	2008	2007	2006
Current taxes:			
In respect of current year	**(79)**	1,505	1,877
In respect of previous years**	**20**	41	2
Total current taxes	**(59)**	1,546	1,879
Add (deduct):			
Deferred taxes:			
In respect of current year	**(338)**	(101)	22
In respect of previous years	**-**	13	(4)
Total deferred taxes	**(338)**	(88)	18
Total provision for taxes (tax benefit)*	**(397)**	1,458	1,897
* Including: provision for taxes abroad	**(1,805)**	(308)	241

** Including linkage differentials.

B. Reconciliation between the theoretical amount of tax, for which the Bank would have been liable at the statutory tax rate, and the provision for taxes on operating profit, as recorded in the statement of profit and loss:

	2008	2007	2006
Rate of tax applicable to the Bank in Israel (%)	**36.80**	38.53	40.65
Amount of tax based on statutory tax rate	**(646)**	1,437	1,761
Add (deduct) tax expenses (tax savings) in respect of:			
Difference due to different statutory rate	**(55)**	(156)	(189)
Supplementary provsion for doubtful debts	**(7)**	(26)	3
Non-deductible expenses	**109**	67	44
Income of subsidiaries abroad	**40**	64	121
Translation differences in respect of subsidiaries abroad	**109**	67	87
Adjustment differences for depreciation and capital gains	**17**	9	22
Deduction for inflation	**-**	(87)	(4)
Exempt income and income taxable at preferential rates	**(32)**	(10)	(11)
Adjustment differences for which deferred taxes were not recorded	**6**	(8)	(8)
Effect of profit tax on payroll tax, net	**19**	46	48
Loss for tax in respect of which no deferred taxes were recorded	**(5)**	(15)	(13)
Taxes in respect of previous years	**20**	54	(2)
Change in the balance of deferred taxes due to the decrease in the tax rate	**28**	16	38
Provision for taxes (tax benefit) on operating profit (loss)	**(397)**	1,458	1,897

Note 29
Provision for Taxes (Tax Benefit) on Operating Profit (Loss) (continued)

C. Balance of deferred tax assets and provision for deferred taxes:

	December 31			
	2008	2007	**2008**	2007
	(in millions of NIS)		Average tax rate in percentages	
Deferred tax assets:				
From specific provision for doubtful debts	**193**	*172	**35.2**	35.3
From the provisions for vacation, grants, surplus fundings for severance payments and retirement	**738**	491	**34.9**	34
From losses and deduction carried forward for tax purposes	**229**	41	**25.9**	30.8
From other monetary items	**80**	*88	**30.5**	31.7
Total deferred tax assets	**1,240**	792	**32.5**	33.8
Provision for deferred taxes:				
From investments in equity basis investees	**40**	152	**25**	30.4
From other monetary items	**58**	149	**31.4**	35.4
From the adjustment of depreciable non-monetary assets	**180**	150	**29.3**	30.9
Total provision for deferred taxes	**278**	451	**29.0**	32.1

* Reclassified.
Utilization of the balance of deferred tax assets, net, is contingent upon the existence of taxable income in future years.
Deferred tax is computed on the basis of the expected future tax rate.

D. The amount of the adjustment for non-monetary assets, the amortization of which will not be allowable as an expense for tax purposes in the future, and for which deferred taxes are not to be created:

	December 31	
	2008	2007
	(in millions of NIS)	
Balance at the beginning of the year	**148**	161
Amount not allowed in the current year	**(13)**	(13)
Balance at the end of the year	**135**	148

E. Final assessments:

The Bank has final income tax assessments up to and including the 2004 tax year. Subsidiaries have received final income tax assessment up to and including the tax years 2003 to 2005.

F. Certain consolidated companies have losses and other deductions, established for tax purposes, in respect of which no deferred tax assets were included, in the amount of approximately NIS 251 million (Dec. 31, 2007: NIS 299 million). It will be possible to utilize these amounts in the future, if the consolidated companies in which the amounts were recorded have taxable income.

(in millions of NIS)

Note 29
Provision for Taxes on Operating Profit (Continued)

G. Reduction of the tax rate

On July 25, 2005, the Knesset passed Amendment (No.147) to the Income Tax Ordinance, 2005. As a result of this Amendment, the tax rate applicable to the Bank will decrease gradually.

The amendment stipulates a gradual reduction of the corporate tax rate to 25% in the following manner: a tax rate of 34% will apply in the tax year 2005, a tax rate of 31% will apply in 2006, a tax rate of 29% will apply in 2007, and a tax rate of 27% will apply in 2008, a tax rate of 26% will apply in 2009 and a tax rate of 25% will apply from 2010 forward.
The provision for taxes on income of banking corporations includes a profit tax applied to income, under the Value Added Tax Law. On July 1, 2006 the Value Added Tax Order (Taxation Rate of Non-Profit Organizations and Financial Institutions), 1992, was amended to state that the rate of payroll and profit tax to be paid for the activity in Israel of a financial institution would be 15.5% of the salary paid and the profit derived. A tax rate of 17% applied until June 30, 2006. Thus, the combined profit tax rate in 2006 stood at 16.25%. Accordingly, the statutory tax rates applicable to the Bank are as follows: 2005 - 43.6%, 2006 - 40.6%, 2007 - 38.5%, 2008 - 36.8%, 2009 - 35.9%, and from 2010 forward - 35.1%.

Current taxes and the balance of deferred taxes as at December 31, 2008 are calculated according to the new tax rates, as stipulated in the amendment.

On February 26, 2008, the Knesset approved changes to the Income Tax Law (Adjustments for Inflation), 1985, due to the decrease in inflation rates in Israel in recent years. The law essentially states that the effects of changes in the consumer price index as of January 1, 2008 are not to be included in the calculation of taxable income for income-tax purposes. As a result, the Bank's operating results decreased by NIS 160 million during the tax year relative to the operating results prior to the rescission of the law.

In the same session, the Knesset approved the correction of tax distortions in the Value Added Tax Law. As a result, the Bank's operating results increased by approximately NIS 36 million in 2008, including the effects of the changes on deferred taxes.

(in millions of NIS)

Note 30
Net Profit (loss) from Extraordinary Transactions, after taxes

Composition:

	2008	2007	2006
From investments in subsidiary companies:			
Profit from realization of shares	**263**	-	157
From investments in equity-basis investees:			
Profit from realization of shares, net	**1**	84	52
Change in provision for decline in value of investments	**-**	-	2
Profit from changes in holding rates and equalization of rights	**(2)**	-	26
From buildings and equipment:			
Profit (loss), net from realization	**12**	62	(16)
Provision for anticipated losses in respect of buildings designated for sale	**-**	(3)	18
Profit from the sale of mutual funds and provident fund management rights:	**662**	526	1,061
Profit before taxes	**936**	669	1,300
Provision for taxes on profit from extraordinary transactions:			
Current taxes	**(314)**	(238)	(465)
Deferred taxes	**-**	(80)	41
Total provision for taxes	**(314)**	(318)	(424)
Profit after taxes	**622**	351	876
Minority interests' share in profits from extraordinary activities of consolidated companies, after taxes	**(48)**	-	(13)
Net profit from extraordinary transactions, after taxes	**574**	351	863

(in millions of NIS)

Note 31
Earnings Per Share

	2008	2007	2006
Basic earnings (loss)			
Net operating profit (loss)	**(1,469)**	2,328	2,496
Net profit from extraordinary transactions, after taxes	**574**	351	863
Net profit (loss), attributed to the ordinary shareholders of the bank	**(895)**	2,679	3,359
Diluted earnings (loss)			
Net operating profit (loss)	**(1,469)**	2,328	2,496
Net profit from extraordinary transactions, after taxes	**574**	351	863
Net profit (loss), attributed to the ordinary shareholders of the bank	**(895)**	2,679	3,359

	2008	2007	2006
Weighted average of amount of ordinary shares			
Weighted average of amount of ordinary shares used in the calculation of basic earnings	**1,301,629,948**	1,260,717,500	1,260,534,655
Effect of share-based payments	**-**	7,977,818	5,336,723
Weighted average of amount of ordinary shares used in the calculation of diluted earnings	**1,301,629,948**	1,268,695,318	1,265,871,378

	2008	2007	2006
Earnings (Loss) Per Share (in NIS)			
Basic earnings (loss)			
Net operating profit (loss) per share	**(1.13)**	1.85	1.98
Net profit per share from extraordinary transactions, after taxes	**0.44**	0.28	0.69
Total	**(0.69)**	2.13	2.67
Diluted earnings (loss)			
Net operating profit (loss) per share	**(1.13)**	1.83	1.97
Net profit per share from extraordinary transactions, after taxes	**0.44**	0.28	0.68
Total	**(0.69)**	2.11	2.65

Note 32
Operating Segments and Geographic Areas

The Bank Group operates in Israel and abroad, in all areas of banking, through the Bank, subsidiaries, branches, and representative offices, and provides a wide range of banking and financial services to customers.
The Bank also engages in investments, principally in the areas of insurance and real estate, by means of equity-basis investee companies.
The activity of the Bank Group is managed via six segments of activity. The division into segments of activity is based on the types of products and services or on the types of customers included in each of the segments. The Board of Management of the Bank uses this division to make decisions and to analyze the Group's business results.
Activities of subsidiaries in Israel and abroad were assigned to the relevant segments at the Bank according to the nature of their activity and the characteristics of their customers.

Set out below are details regarding the Bank's segments of activity:

Households Segment - Provides a range of banking services and financial products to households.

Private Banking Segment - Provides a range of advanced banking services, through various channels, and financial products, including investment advisory services, to private customers of medium to high net worth in Israel and abroad. The segment handles customers who have investments at the Bank in an amount of no less than NIS 75,000, or who have a monthly income of no less than NIS 7,500, or whose profile or potential future activity justify their inclusion in the segment.

Small Business Segment - Provides a range of banking services and financial products to small businesses using credit facilities of up to USD 1 million.

Commercial Segment - Provides a range of banking services and financial products to middle-market business customers utilizing credit of up to USD 10 million.

Corporate Segment - Provides a range of banking services and financial products to large and international companies in Israel and abroad; the granting of credit constitutes the principal area of activity. The segment's customers also include customers from the settlement and local government sectors.

Financial Management Segment - Responsible for the management of the Bank's proprietary portfolio, management of overall market and liquidity risks, and support for the development and pricing of financial products in order to market them to customers of the various segments. The activity of the Bank's dealing rooms is also included in this segment. Sources of financing and secondary capital for the Bank are raised through issues within the segment's activity. Also attributed to this segment are the results of investments in shares and investments in equity-basis investees.

Others and Adjustments - Includes all other activities of the Bank Group, each of which does not form a reportable sector, and adjustments of inter-segmental activity resulting from proceeds of transactions, service, and product development.

Data on the segments' results were compiled in accordance with the Supervisor of Banks' directives concerning "Principal Segments of Activity," and include information as it is presented to the Board of Management of the Bank.
The accounting principles applied in the presentation of the results of operations of the segments of activity of the Bank Group are those described in Note 2 to the financial statements.

New criteria for assigning customers to the segments were established in the second half of 2008 (see below). As of that time, new customers have been assigned to the segments of activity based on the new criteria. However, the effect of the addition of these customers to the segments of activity was immaterial in terms of both volume of activity and results of operations in 2008. In 2009, The Bank expects to begin the process of transferring existing customers among the segments according to the new criteria.
Comparison figures for previous periods will be reclassified at that time.

Note 32
Operating Segments and Geographic Areas (continued)

The following are the main changes in the new criteria, as will be reflected in the reports for the year 2009, as noted above:

Small Business Segment - Customers to be included in this segment are those using credit facilities of up to NIS 6 million.
Commercial Segment - Borrowers to be included in this segment are customers with an annual turnover of over NIS 30 million and up to NIS 400 million, with indebtedness to the Bank of more than NIS 6 million and up to NIS 100 million, or total indebtedness of the customer of up to NIS 250 million. For customers in the construction and real-estate sector, total indebtedness is up to NIS 200 million to the Bank or total indebtedness of the customer of up to NIS 400 million.
Corporate Segment - Borrowers to be included in this segment are customers with an annual turnover of over NIS 400 million, with indebtedness to the Bank of more than NIS 100 million, or total indebtedness of the customer of more than NIS 250 million. For customers in the construction and real-estate sector, total indebtedness is over NIS 200 million to the Bank or total indebtedness of the customer is over NIS 400 million.

The following are the main rules applied in dividing the results of operations among the different segments:
Profit from financing activity - Includes the spread between the interest rate obtained from or paid to the segment's customers and the marginal cost of the Bank's resources, as well as the unindexed theoretical interest on the weighted capital calculated for the return on equity attributed to the segment. The attributed shareholders' equity is calculated based on the risk-adjusted assets allocated to each segment.
Provision for doubtful debts - A provision for doubtful debts is charged to the segment to which the borrower against whose debt the provision is recorded belongs.
Operating and other income - Attributed to the segment to which the customer belongs.
Intersegmental operating income - The assigned segment of a customer receiving services from another segment transfers part of the income to the segment providing the service.
Operating and other expenses - The majority of expenses are identified with and attributed specifically to the segments. The remaining expenses not attributed as said are attributed in accordance with predefined rules to each of the segments of activity. The rules for attribution are based on the volumes of activity relevant to the types of costs in each segment, and on standard prices determined for each type of activity conducted with each segment's customers.
Debiting for inter-segmental services - The assigned segment of a customer who receives services from another segment is debited by means of a fee calculation for services supplied by other segments to its customers. The costs of the segment providing the service are reduced accordingly, and the costs are concurrently charged to the segment to which the customer belongs.
Taxes on income - The provision for tax on the results of operation of each segment was calculated according to the annual effective tax rate.
Return on equity - Indicates the ratio of the net profit of each segment to the shareholders' equity allocated to that segment. Shareholders' equity allocated to the segment includes the sum of two components:
Shareholders' equity required in respect of risk-adjusted assets - The balance of risk-adjusted assets in each segment, multiplied by the ratio of weighted capital, as calculated for the purposes of calculating return on equity, to the total balance of risk-adjusted assets.
Shareholders' equity required in respect of operational risk - Determined according to a model created at the Bank to allocate capital to operational risks. Allocation of shareholders' equity in respect of operational risk in the accounting year is based on data from the aforesaid model calculated for the third quarter of each reported year.

Note 32
Operating segments
and geographic areas
(continued)

Information on operating segments

Profit (loss) from financing activity before provision for doubtful debt:
- from externals
- inter-segmental
Operating and other income:
- from externals
- inter-segmental
Total income
Provision for doubtful debts
Operating and other expenses
- from externals
- inter-segmental
Operating profit (loss) before taxes
Provision for taxes on operating profit
Operating profit (loss) after taxes
The share in net operating profits (losses) of equity-basis investees
Minority interest in net operating losses (profits) of subsidiary companies
Net operating profit (loss)
Profit from extraordinary transactions, after taxes
Net profit (loss)
Return on equity (rate of net profit out of average equity)
Average balance of assets
Including: Investment in equity-basis investees
Average balance of liabilities
Average balance of risk assets
Average balance of provident fund, mutual fund and advanced study fund assets
Average balance of securities
Average balance of other assets under management
Average number of job positions
The component of profit from financing activity before provision for doubtful debts:
Margin from credit granting activity
Margin from deposit taking activity
Other
Total profit from financing activities before provision for doubtful debts

(in millions of NIS)

For the year ended December 31, 2008							
Households segment	Private banking segment	Small business segment	Commercial segment	Corporate segment	Financial Management segment	Others and adjustments	Total
3,329	(296)	1,376	1,387	4,137	(6,677)	-	3,256
(1,359)	1,616	(395)	(880)	(2,431)	3,449	-	-
1,392	1,520	560	176	311	41	655	4,655
(50)	(168)	(52)	(26)	(2)	-	298	-
3,312	2,672	1,489	657	2,015	(3,187)	953	7,911
206	59	189	119	947	-	-	1,520
2,968	2,069	920	313	622	398	857	8,147
(256)	37	46	59	99	-	15	-
394	507	334	166	347	(3,585)	81	(1,756)
165	189	123	100	125	(1,127)	28	(397)
229	318	211	66	222	(2,458)	53	(1,359)
-	-	-	-	-	(195)	-	(195)
9	(1)	-	21	-	46	10	85
238	317	211	87	222	(2,607)	63	(1,469)
329	146	45	8	18	17	11	574
567	463	256	95	240	(2,590)	74	(895)
20.6%	32.8%	25.1%	9.0%	4.0%	(49.0%)		(4.8%)
49,633	26,166	20,618	20,055	101,293	77,037	7,499	302,301
-	-	-	-	-	652	-	652
38,517	110,890	19,378	9,041	46,074	57,813	1,091	282,804
40,922	17,730	16,076	17,145	95,364	82,253	7,081	276,571
3,724	29,080	2,564	1,024	3,162	-	64,153	103,707
3,164	80,741	5,632	4,793	389,529	-	36	483,895
1	3,574	39	29	8,297	-	-	11,940
5,789	3,394	1,919	705	908	529	640	13,884
1,141	872	635	448	1,336			
464	127	130	17	43			
365	321	216	42	327			
1,970	1,320	981	507	1,706			

Note 32
Operating segments and geographic areas (continued)

Information on operating segments (continued)

Profit (loss) from financing activity before provision for doubtful debt:
- from externals
- inter-segmental
Operating and other income
- from externals
- inter-segmental
Total income
Provision for doubtful debts
Operating and other expenses
- from externals
- inter-segmental
Operating profit before taxes
Provision for taxes on operating profit
Operating profit after taxes
The share in net operating profits (losses) of equity-basis investees
Minority interest in net operating losses (profits) of subsidiary companies
Net operating profit
Profit from extraordinary transactions, after taxes
Net profit
Return on equity (rate of net profit out of average equity)
Average balance of assets
Including: Investment in equity-basis investees
Average balance of liabilities
Average balance of risk assets
Average balance of provident fund, mutual fund and advanced study fund assets
Average balance of securities
Average balance of other assets under management
Average number of job positions
The component of profit from financing activity before provision for doubtful debts:
Margin from credit granting activity
Margin from deposit taking activity
Other
Total profit from financing activities before provision for doubtful debts

* Reclassified.

(in millions of NIS)

For the year ended December 31, 2007*							
Households segment	Private banking segment	Small business segment	Commercial segment	Corporate segment	Financial Management segment	Others and adjustments	Total
3,017	(582)	1,425	1,045	2,762	(734)	-	6,933
(1,008)	1,874	(460)	(483)	(1,726)	1,803	-	-
1,564	1,648	587	170	627	81	573	5,250
(74)	(178)	(48)	(25)	3	-	322	-
3,499	2,762	1,504	707	1,666	1,150	895	12,183
184	27	155	109	38	-	-	513
3,073	2,004	950	243	548	338	784	7,940
(244)	35	45	57	105	-	2	-
486	696	354	298	975	812	109	3,730
192	271	137	109	388	317	44	1,458
294	425	217	189	587	495	65	2,272
-	-	-	-	-	189	-	189
(42)	(8)	(3)	(32)	-	(51)	3	(133)
252	417	214	157	587	633	68	2,328
121	97	21	5	13	56	38	351
373	514	235	162	600	689	106	2,679
12.9%	40.4%	26.1%	15.3%	10.0%	12.7%		14.1%
50,083	22,010	19,629	16,879	95,172	81,010	7,444	292,227
-	-	-	-	-	884	-	884
41,330	113,064	18,032	7,620	35,089	56,473	922	272,530
40,543	14,918	13,633	15,766	90,150	80,821	7,305	263,136
16,469	49,819	6,681	3,746	12,631	-	28,173	117,519
3,704	72,691	7,016	4,850	356,026	-	1,021	445,308
17	3,957	47	127	16,489	-	-	20,637
5,896	3,278	1,969	500	871	513	625	13,652
1,040	996	607	363	1,159			
543	37	133	20	56			
426	259	225	179	(179)			
2,009	1,292	965	562	1,036			

Note 32
Operating segments and geographic areas (Continued)

Information on operating segments (continued)

Profit (loss) from financing activity before provision for doubtful debt:
- from externals
- inter-segmental
Operating and other income
- from externals
- inter-segmental
Total income
Provision for doubtful debts
Operating and other expenses
- from externals
- inter-segmental
Operating profit before taxes
Provision for taxes on operating profit
Operating profit after taxes
The share in net operating profits of equity-basis investees
Minority interest in net operating losses (profits) of subsidiary companies
Net operating profit
Profit from extraordinary transactions, after taxes
Net profit
Return on equity (rate of net profit out of average equity)
Average balance of assets
Including: Investment in equity-basis investees
Average balance of liabilities
Average balance of risk assets
Average balance of provident fund, mutual fund and advanced study fund assets
Average balance of securities
Average balance of other assets under management
Average number of job positions
The component of profit from financing activity before provision for doubtful debts:
Margin from credit granting activity
Margin from deposit taking activity
Other
Total profit from financing activities before provision for doubtful debts

* Reclassified.

(in millions of NIS)

For the year ended December 31, 2006*							
Households segment	Private banking segment	Small business segment	Commercial segment	Corporate segment	Financial Management segment	Others and adjustments	Total
2,403	(908)	1,362	813	3,479	430	-	7,579
(384)	2,217	(399)	(345)	(1,386)	297	-	-
1,632	1,618	598	156	564	218	585	5,371
(76)	(161)	(42)	(27)	4	-	302	-
3,575	2,766	1,519	597	2,661	945	887	12,950
129	22	188	163	484	-	-	986
2,944	1,915	916	236	555	262	804	7,632
(217)	30	37	52	95	-	3	-
719	799	378	146	1,527	683	80	4,332
317	348	167	64	667	301	33	1,897
402	451	211	82	860	382	47	2,435
-	-	-	-	-	116	-	116
(47)	(7)	(2)	-	-	-	1	(55)
355	444	209	82	860	498	48	2,496
223	484	45	28	-	81	2	863
578	928	254	110	860	579	50	3,359
21.5%	78.5%	27.8%	12.7%	15.4%	12.2%		19.4%
49,040	19,967	19,073	15,263	96,521	80,505	6,005	286,374
-	-	-	-	-	730	-	730
42,746	111,510	16,051	6,406	28,337	63,042	748	268,840
37,922	14,103	13,786	14,177	88,702	71,514	5,881	246,085
32,383	57,122	8,536	3,759	15,349	-	28,413	145,562
7,384	65,734	4,995	3,824	219,808	-	26,065	327,810
3,197	3,139	70	14	11,733	-	-	18,153
6,165	3,325	2,034	442	772	461	392	13,591
805	821	592	311	1,285			
585	179	131	23	55			
629	309	240	134	753			
2,019	1,309	963	468	2,093			

(in millions of NIS)

Note 32
Operating segments and geographic areas (continued)

Information on geographic areas

	Revenues (losses)** for the year ended December 31			Net Profit (loss) for the year ended December 31			Total assets as at December 31		
	2008	*2007	2006	**2008**	*2007	2006	**2008**	*2007	2006
Israel	**11,919**	11,808	11,426	**2,362**	3,167	2,920	**244,228**	223,448	208,171
North America	**(3,950)**	(357)	898	**(2,759)**	(457)	313	**32,640**	42,612	42,565
Europe	**(72)**	741	629	**(497)**	(18)	133	**29,687**	36,638	31,797
Other	**14**	(9)	(3)	**(1)**	(13)	(7)	**292**	293	331
Total outside Israel	**(4,008)**	375	1,524	**(3,257)**	(488)	439	**62,619**	79,543	74,693
Total consolidated	**7,911**	12,183	12,950	**(895)**	2,679	3,359	**306,847**	302,991	282,864

* Reclassified.
** Revenues: profit from financing activity before provision for doubtful debts and operating and other income.

Note 33
Reform of the Capital Market

On July 25, 2005, the Knesset enacted three laws that set forth material changes in the capital market and in banking activity, known as the "Bachar Reform".

Under these laws, the Bank is prohibited from managing provident funds and joint investment trust funds ("mutual funds"), and is required to sell its full holdings in such funds within timeframes stipulated in the legislation.

In addition, as a condition for receiving a pension-advising license, the Bank is required to reduce its holdings in Clal Insurance Enterprises Holdings Ltd. ("Clal Holdings") to 10% or less of any type of means of control, because that company controls an insurer.

In addition to the aforesaid, under the directives of the Pension Advising Law, as an additional condition for granting a pension-advising license, the Supervisor must be persuaded that "granting the bank a pension advisor's license shall not cause material damage to the development of competition and to the prevention of concentration in Israel, in the area of pension advising, in the area of mediation between customers and institutional entities, and in the area of banking." (Section 11(A)(5) of the Pension Advising Law).

By the date of publication of this report, the Bank completed the sale of all of its holdings in mutual funds and in provident funds.

With the completion of the sale of Bank Yahav for Government Employees Ltd. and Bank Massad, which were under the control of the Bank, the sale of the provident funds which were under the management of these banks was completed, insofar as it pertains to the Bank.

In addition, the Bank reduced its holdings in shares of Clal Holdings to 9.95% and completed the reduction of the Bank's holdings in all types of means of control of Clal Holdings. The prerequisite conditions for the Bank to receive a pension-advising license were thereby fulfilled, according to the directives of the Supervision of Financial Services Law (Engaging in Pension Advising and Pension Marketing), 5765-2005 (the "Pension Advising Law," which is part of the Bachar Reform).

Pursuant to agreements with the Supervisor of the Capital Market, Insurance, and Savings and the trajectory he established, and pursuant to the amendment of the Pension Advising Law of January 2008, upon completion of the required sales of assets by the Bank and the corporations under its control, in accordance with the Bachar Reform, and the fulfillment of the other required conditions, and subject to receiving a pension advisor's license, the Bank will be permitted to provide pension-advising services to self-employed persons throughout Israel, and to employees of companies in peripheral communities listed in the addendum to the Pension Advising Law ("peripheral communities"). According to the aforesaid amendment of the Pension Advising Law, as of January 2009, the Bank will also be permitted to offer advice on insurance funds and on life-insurance products included in or incidental to provident funds to customers residing in peripheral communities. As of April 2009, pursuant to the law, the Bank will also be permitted to provide advice on insurance funds and on life-insurance products included in or incidental to provident funds to self-employed customers in all areas of Israel. The Bank will be permitted to provide advisory services to the general population on all pension products, including insurance, as of August 1, 2010.

On January 28, 2009, the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance (the "Supervisor") assented to the Bank's request and granted the Bank a pension advisor's license.

The conditions stipulated in the pension advisor's license granted to the Bank are congruent with the agreements with the Supervisor of the Capital Market, Insurance, and Savings and with the trajectory he established, and with the amendment of the Pension Advising Law of January 2008.

Details of the steps taken by the Bank Group:

1. The Bank Group completed the sale of all management rights of mutual funds by the end of 2006.
2. The Bank completed the sale of all management rights of provident funds by the end of the first quarter of 2008.
3. The Bank completed the sale of Bank Massad in May 2008, and completed the sale of Bank Yahav for Government Employees Ltd. in July 2008. The sale of the provident funds under their management was thereby completed insofar as it pertains to the Bank.
4. In January 2009, the Bank reduced its holdings in shares of Clal Holdings to a rate of 9.95%.

Note 34
Legislative Initiatives

A number of recently enacted laws, as well as legislative initiatives or draft laws initiated by the government or by private members of the Knesset that are in various stages of preparation, and which are also likely to become laws, may cause the Bank to suffer from complications and exposure to vexatious claims, or from restrictions on its activity and, in any event, are likely to exert an adverse effect on its future profitability. The Bank is unable to assess the future effect of the aforementioned on the Bank Group.

(in millions of NIS)

Note 35
Condensed Financial Statements - The Bank

A. Condensed Balance Sheets

	December 31	
	2008	2007
Assets		
Cash on hand and deposits with banks	**37,021**	*31,569
Securities	**16,152**	*34,541
Securities which were borrowed or bought under agreements to resell	**-**	391
Credit to the public	**203,230**	*179,879
Credit to governments	**270**	404
Investments in equity-basis investees	**13,418**	14,097
Buildings and equipment	**3,537**	3,396
Other assets	**13,772**	7,701
Total assets	**287,400**	271,978
Liabilities and Shareholders' Equity		
Deposits from the public	**228,337**	220,024
Deposits from banks	**6,990**	9,765
Deposits from the Government	**1,657**	2,210
Securities which were lent or sold under agreements to repurchase	**-**	1,240
Debentures and subordinated notes	**13,620**	11,052
Other liabilities	**18,001**	8,909
Total liabilities	**268,605**	253,200
Shareholders' equity	**18,795**	18,778
Total liabilities and shareholders' equity	**287,400**	271,978

* Reclassified.

(in millions of NIS)

Note 35
Condensed Financial Statements - The Bank (continued)

B. Condensed Statement of profit and loss

	2008	2007	2006
Profit from financing activities before provision for doubtful debts	**2,504**	5,850	6,566
Provision for doubtful debts	**1,438**	494	945
Profit from financing activities after provision for doubtful debts	**1,066**	5,356	5,621
Operating and other income			
Operating commissions	**2,709**	*2,725	*2,550
Profits (losses) from investments in shares, net	**(155)**	169	124
Other income	**344**	*485	*740
Total operating and other income	**2,898**	3,379	3,414
Operating and other expenses			
Salaries and related expenses	**4,029**	3,973	3,846
Maintenance and depreciation of buildings and equipment	**1,155**	1,116	1,043
Other expenses	**1,042**	1,016	1,037
Total operating and other expenses	**6,226**	6,105	5,926
Operating profit (loss) before taxes	**(2,262)**	2,630	3,109
Provision for taxes (tax benefit) on operating profit (loss)	**(660)**	1,149	1,490
Operating profit (loss) after taxes	**(1,602)**	1,481	1,619
The Bank's share in net, after-tax operating profits of equity-basis investees	**133**	847	877
Net operating profit (loss)	**(1,469)**	2,328	2,496
Net profit from extraordinary transactions, after taxes	**574**	351	863
Net profit (loss)	**(895)**	2,679	3,359

* Reclassified.

(in millions of NIS)

Note 35
Condensed Financial Statements - The Bank (continued)

C. Condensed Statements of cash flows

	2008	*2007	*2006
Cash flows generated by operating activities			
Net profit for the year	**(895)**	2,679	3,359
Adjustments to reconcile net profit to net cash generated by operating activities:			
The bank's share of equity basis investees including dividend received	**(275)**	(661)	(819)
Depreciation	**533**	505	457
Other amortizations, net	**9**	9	10
Provision for doubtful debts	**1,438**	494	945
Loss (gain) from sale and adjustments of securities available for sale and held to maturity	**6,500**	(799)	12
Realized and unrealized (loss) gain from adjustments to fair value of debentures held for trading	**(32)**	13	(10)
Profit (loss) from sale and change in holding rates in equity-basis investees	**(99)**	-	-
Loss (gain) from sale of buildings and equipment	**-**	(2)	18
Provision for anticipated loss in respect of buildings designated for sale	**-**	3	(18)
Change in benefit inherent in share based transactions	**58**	69	38
Retirement compensation - increase in excess accured reserve over prepaid assets	**636**	134	334
Deferred taxes, net	**(349)**	(52)	(34)
Net cash inflow generated by operating activities	**7,524**	2,392	4,292
Cash flows used in activities in assets			
Deposits in banks, net	**(2,089)**	(3,181)	278
Acquisition of debentures held to maturity	**(144)**	(227)	(64)
Acquisition of securities available for sale	**(23,412)**	(14,860)	(17,140)
Proceeds from sale of securities available for sale	**34,364**	13,769	8,824
Securities held for trading, net	**1,054**	(486)	(61)
Securities which were borrowed or bought under agreements to resell	**391**	1,311	-
Credit to the public, net	**(24,777)**	(13,928)	(489)
Credit to governments, net	**134**	339	436
Investments in investee companies	**(295)**	(31)	(253)
Proceeds from sale and redemption of capital notes of equity-basis investees	**1,097**	197	619
Acquisition of buildings and equipment	**(670)**	(575)	(667)
Proceeds from sale of buildings and equipment	**3**	15	28
Other assets, net	**(5,532)**	(1,138)	308
Net cash outflow used to activities in assets	**(19,876)**	(18,795)	(8,181)

* Reclassified.

(in millions of NIS)

Note 35
Condensed Financial Statements -
The Bank (continued)

C. Condensed Statements of cash flows (continued)

	2008	*2007	*2006
Cash flows generated by activities in liabilities and capital			
Deposits from the public, net	**8,313**	9,134	7,719
Deposits from banks, net	**(2,820)**	(769)	(64)
Deposits from the Government, net	**(553)**	(449)	(585)
Securities which were lent or sold under agreements to repurchase	**(1,240)**	1,240	-
Debentures and subordinated notes, net	**2,568**	1,390	184
Other liabilities, net	**8,708**	467	(1,393)
Issue of shares	**739**	-	21
Dividend paid to the Bank's shareholders	**-**	(1,600)	(1,450)
Net cash inflow generated by activities in liabilities and capital	**15,715**	9,413	4,432
Increase (decrease) in cash	**3,363**	(6,990)	543
Balance of cash at beginning of year	**25,225**	32,215	31,672
Balance of cash at end of year	**28,588**	25,225	32,215

* Reclassified.

(in millions of NIS)

Note 36
Information on the Basis of Nominal Historical Data for tax purposes - The Bank

	December 31	
	2008	2007
Total assets	**287,146**	271,709
Total liabilities	**268,554**	253,154
Shareholders' equity	**18,592**	18,555

	2008	2007	2006
Net profit (loss)	**(875)**	2,614	3,227

Appendix -
Condensed Financial Statements of the Bank's Offices Abroad

Condensed Balance Sheet as at December 31, 2008

	2008	2007
Assets:		
Cash on hand and deposits with banks	**2,803**	2,151
Securities	**633**	4,521
Securities which were bought under agreements to resell	**-**	100
Credit to the public	**4,175**	3,288
Buildings and equipment	**13**	15
Other assets	**517**	134
Total assets	**8,141**	10,209

Liabilities and Shareholders' Equity:		
Deposits from the public	**3,867**	6,190
Deposits from banks	**4,553**	3,394
Securities which were sold under agreements to repurchase	**-**	323
Other liabilities	**258**	156
Capital means[(3)]	**(537)**	146
Total liabilities and capital means	**8,141**	10,209

Condensed Statements of Profit and Loss for the year ended December 31, 2008

	2008	2007
Profit (loss) from financing activities before provision for doubtful debts	**(1,124)**	(160)
Provision for doubtful debts	**6**	1
Profit (loss) from financing activities after provision for doubtful debts	**(1,130)**	(161)
Operating and other income	**15**	19
Operating and other expenses	**63**	66
Operating profit (loss) before taxes	**(1,178)**	(208)
Tax benefit	**433**	80
Net profit (loss)	**(745)**	(128)

Notes:

(1) Financial statements for the U.S.A branches are not prepared as separate legal entities.

(2) The figures noted above are figures that are included in the disclosure on operating segments and are shown in an acceptable manner of condensed financial statements.

(3) Capital means item includes deposits which were originally deposited with the United States branches by the Bank in Israel when the branches were originally set up, profits (losses) that were recorded by the branches up to the balance sheet date, including adjustments in respect of presentation of securities "available for sale", at their fair value.

Bank Hapoalim - U.K. Branches

(in millions of GBP)

Condensed Balance Sheet as at December 31, 2008

	2008	2007
Assets:		
Cash on hand and deposits with banks	**534**	746
Securities	**205**	262
Credit to the public	**533**	251
Buildings and Equipment	**2**	2
Other assets	**18**	27
Total assets	**1,292**	1,288
Liabilities and Shareholders' Equity:		
Deposits from the public	**1,020**	896
Deposits from banks	**258**	313
Other liabilities	**29**	22
Capital means(3)	**(15)**	57
Total liabilities and capital means	**1,292**	1,288

Condensed Statements of Profit and Loss for the year ended December 31, 2008

	2008	2007
Loss from financing activities before provision for doubtful debts	**(86)**	(10)
Provision for doubtful debts	**-**	-
Loss from financing activities after provision for doubtful debts	**(86)**	(10)
Operating and other income	**2**	1
Operating and other expenses	**9**	9
Operating profit (loss) before taxes	**(93)**	(18)
Tax benefit	**34**	7
Net profit (loss)	**(59)**	(11)

Notes:

(1) Financial statements for the U.K. branches are not prepared as separate legal entities.

(2) The figures noted above are figures that are included in the disclosure on operating segments and are shown in an acceptable manner of condensed financial statements.

(3) Capital means item includes deposits which were originally deposited with the U.K. branches by the Bank in Israel when the branches were originally set up, profits (losses) that were recorded by the branches up to the balance sheet date, including adjustments in respect of presentation of securities "available for sale", at their fair value.

Bank Hapoalim (Switzerland) Ltd.*

(in millions of CHF)

Condensed Consolidated Balance Sheet as at December 31, 2008

	2008	2007
Assets:		
Cash on hand and deposits with banks	**735**	1,088
Securities	**1,477**	1,471
Credit to the public	**1,204**	1,958
Buildings and equipment	**39**	42
Other assets	**115**	92
Total assets	**3,570**	4,651

Liabilities and Shareholders' Equity:		
Deposits from the public	**2,905**	3,928
Deposits from banks	**194**	258
Debentures	**11**	49
Other liabilities	**148**	107
Shareholders' equity	**312**	309
Total liabilities and capital	**3,570**	4,651

Condensed Consolidated Statements of Profit and Loss for the year ended December 31, 2008

	2008	2007
Profit (loss) from financing activities before provision for doubtful debts	**45**	33
Provision for doubtful debts	**29**	-
Profit (loss) from financing activities after provision for doubtful debts	**16**	33
Operating and other income	**65**	75
Operating and other expenses	**76**	73
Operating profit before taxes	**5**	35
Provision for taxes	**4**	6
Net operating profit	**1**	29
Profit from extraordinary transactions after taxes	**2**	3
Net profit	**3**	32

* As reported in the financial statements of the Company.

Bank Pozitif Kredi Ve Kalkinma Bankasi a.s. (consolidated)

(in millions of TRY)

Condensed Consolidated Balance Sheet as at December 31, 2008[1]

	2008	2007
Assets:		
Cash on hand and deposits with banks	**225**	180
Securities	**240**	147
Credit to the public	**1,157**	765
Buildings and equipment	**19**	17
Other assets	**114**	99
Total assets	**1,755**	1,208

Liabilities and Shareholders' Equity:		
Deposits from the public	**88**	94
Deposits from banks	**1,068**	661
Debentures	**12**	1
Securities which were sold under agreements to repurchase	**9**	1
Other liabilities	**111**	93
Shareholders' equity	**467**	358
Total liabilities and capital	**1,755**	1,208

Condensed Consolidated Statements of Profit and Loss for the year ended December 31, 2008

	2008	2007
Profit from financing activities before provision for doubtful debts	**103**	61
Provision for doubtful debts	**15**	5
Profit from financing activities after provision for doubtful debts	**88**	56
Operating and other income	**31**	25
Operating and other expenses	**79**	47
Operating profit before taxes	**40**	34
Provision for taxes	**9**	7
Net profit	**31**	27

* As reported in the financial statements of the Company.

(1) Includes the financial statements of JSC Bank Pozitiv which was acquired on November 21, 2007.

Branches, Subsidiaries & Offices

ISRAEL
Head Office
50 Rothschild Blvd.
Tel Aviv 66883
Tel: (972-3) 567-3333
Fax: (972-3) 560-7028

Global Private Banking Center
104 Hayarkon Street
Tel Aviv 63432
Tel: (972-3) 520-0600
Fax: (972-3) 520-0771

BANK HAPOALIM
(SWITZERLAND) LTD.
Representative Office in Israel
Azriely Towers
132 Menachem Begin Road
The Round Tower 24th Floor
Tel Aviv 67021
Tel: (972-3) 609-8181
Fax: (972-3) 609-6171

NORTH AMERICA:
Canada
Toronto Representative Office
4950 Yonge Street, Suite 2105
Toronto, Ontario M2N 6K1
Tel: (1-416) 398-4250
Fax: (1-416) 398-4246

Montreal Representative Office
La Tour Xerox
1, Place Alexis Nihon
3400 de Maisonneuve Blvd. West
Suite 1470
Montreal, Quebec H3Z 3B8
Tel: (1-514) 935-1128
Fax: (1-514) 935-1129

United States
New York
Americas Tower Branch
1177 Avenue of the Americas
New York, N.Y. 10036
Tel. (1-212) 782-2000
Fax:(1-212) 782-2222

New York Branch*
1177 Avenue of the Americas
New York, N.Y. 10036
Tel: (1-212) 782-2000
Fax: (1-212) 782-2222

Plaza Branch
1177 Avenue of the Americas
New York, N.Y. 10036
Tel: (1-212) 782-2000
Fax: (1-212) 782-2222

Miami Branch
18851 NE 29th Avenue
Suite 800
Aventura, Florida 33180
Tel: (1-305) 466-7400
Fax: (1-305) 466-7699

EUROPE:
Channel Islands
BHI JERSEY LTD.
Commercial House, Commercial St.
St. Helier, Jersey JE4 8GT
Tel: (4415) 3486-7300
Fax: (4415) 3487-6303

HAPOALIM FIDUCIARY SERVICES LTD.
P.O. Box 224
St. Helier, Jersey JE4 9SN
Tel: (4415) 3450-0982
Fax: (4415) 3462-5903

France
France Representative Office
33 Rue Marbeuf
F-75008 Paris
Tel: (33-1) 5688-2000
Fax: (33-1) 4225-1551

Germany
Frankfurt Representative Office
Feuerbachstr. 31
60325 Frankfurt
Tel: (49-69) 707-9870
Fax: (49-69) 707-98710

Hungary
Hungary Representative Office
Szabadság tér 7
HU-1054 Budapest
Tel: (36-1) 354-3650
Fax: (36-1) 354-3651

Kazakhstan
JSC BANK POZITIV
KAZAKHSTAN
83 Tole Bi Str, Almaty 050012
Tel: (7-727) 244-9244
Fax: (7-727) 244-9235

Luxembourg
BANK HAPOALIM
(LUXEMBOURG) S.A.
18 Boulevard Royal, B.P. 703
L-2017 Luxembourg
Tel: (352) 475-2561
Fax: (352) 229-847

BANK HAPOALIM
(SWITZERLAND) LTD.
Luxembourg Branch
18 Boulevard Royal, B.P. 703
L-2017 Luxembourg
Tel: (352) 475-2561
Fax: (352) 229-847

Russia
BANK HAPOALIM
(SWITZERLAND) LTD.
Representative Office in Moscow
Office 742, 7th Floor
Smolenskaya Pl.3
Moscow 121099
Tel: (7-495) 937-8203
Fax: (7-495) 937-8208

Switzerland
Zurich
BANK HAPOALIM
(SWITZERLAND) LTD.
Stockerstrasse 33
P.O. Box 1801
CH-8027 Zürich
Tel: (41-44) 283-8181
Fax: (41-44) 202-7740

Geneva
BANK HAPOALIM
(SWITZERLAND) LTD.
5, Quai du Mont-Blanc
P.O. Box 1683
CH-1211 Geneva 1
Tel: (41-22) 906-8888
Fax: (41-22) 906-8989

Turkey
BANK POZITIF
Ruzgarlibahce Mahallesi
Kayin Sokak No:3
34805 Kavacik - Beykoz
Istanbul
Tel: (90-216) 538-2500
Fax: (90-216) 538-4258

United Kingdom
London Branch**
25 Savile Row
London W1S 2ES
Tel: (44 20) 7973-5400
Fax: (44 20) 7973-5401

Manchester Branch**
St. James House
7 Charlotte Street, 12th Floor
Manchester M1 4DZ
Tel: (44 161) 228-2406
Fax: (44 161) 236-7796

POALIM ASSET MANAGEMENT (UK) LTD. **
Clarendon House, 4th Floor
11-12 Clifford Street
London W1S 2LL
Tel: (44 20) 7170-6200
Fax: (44 20) 7491-9398

ASIA-PACIFIC:
Australia
Australia Representative Office
Level 21, Angel Place
123 Pitt Street
Sydney, NSW 2000
Tel: (61-2) 9222-1868
Fax: (61-2) 9222-1871

Hong Kong
BANK HAPOALIM
(SWITZERLAND) LTD.
Representative Office in Hong Kong
Level 39, One Exchange Square
Central, Hong Kong
Tel: (852) 3423-0828
Fax: (852) 3101-7134
E-Mail: bhs@biznetvigator.com

Singapore
BANK HAPOALIM
(SWITZERLAND) LTD.
Singapore Branch
Republic Plaza
9 Raffles Place #49-01
Singapore 048619
Tel: (65) 6303-5400
Fax: (65) 6303-5401

LATIN AMERICA:
Argentina
Oficina de Representación en Argentina
Edificio Cruceros II
Olga Cossettini 1691
Piso 4 oficina 411
CP 1107, Buenos Aires
Tel: (54-11) 4515-0077
Fax: (54-11) 4515-0144

Cayman Islands
BANK HAPOALIM (CAYMAN) LTD.
P.O.Box 979
Grand Cayman, B.W.I.

Chile
Oficina de Representación en Chile
Av. Apoquindo 3721, Oficina 121
Las Condes – Santiago
Tel: (56-2) 299-8100
Fax: (56-2) 299-8110

Mexico
Oficina de Representación en Mexico
Blvd. Manuel Avila Camacho 24
Piso 18, Col. Lomas de Chapultepec
Mexico D.F., C.P. 11000
Tel: (52-55) 5249-5300
Fax: (52-55) 5249-5311

Panama
Oficina de Representación Panama Regional
Av. Samuel Lewis, Edificio Plaza Globus
Piso 5, Urbanizacion Obarrio
Panama City
Tel: (507) 263-7222
Fax: (507) 263-7647

Uruguay
Montevideo
HAPOALIM (LATIN AMERICA) S.A.
World Trade Center
Av. Luis Alberto de Herrera 1248
Torre B, Piso 6, Montevideo
Tel: (598-2) 623-0303
Fax: (598-2) 623-5867

Punta del Este
HAPOALIM (LATIN AMERICA) S.A.
Calle 28 y Gorlero, Punta del Este
Tel: (598-42) 442601, 443030
Fax: (598-42) 443324

Colonia Branch
HAPOALIM (LATIN AMERICA) S.A.
Calle del Gobernador Vasconcellos 196
Colonia del Sacramento 70000
Tel: (598-52) 28778
Fax:(598-52) 27936

Venezuela
Oficina de Representación en Venezuela
Edificio Parque Cristal, Torre Este
Piso 8, Oficina 10
Av. Francisco de Miranda
Los Palos Grandes,
Caracas 1062
Tel: (58-212) 285-2522
Fax: (58-212) 283-7133

* Member of FDIC
** Authorized and regulated by the Financial Services Authority

Graphic design & production: Pigment / Guy Ruskin. Photographs: Ilana Asher, Sivan Farag. Text: RC&C



pigment

Photograph: Ilana Asher

BANK HAPOALIM B.M.

HEAD OFFICE

50 ROTHSCHILD BLVD.

TEL AVIV 66883, ISRAEL

TEL. 972 3 5673333

FAX.972 3 5607028

WWW.BANKHAPOALIM.COM

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